Burnet,
Duckworth
& Palmer LLP
Law Firm

Reply to: Keith A. Greenfield
Direct Phone: (403) 260-0309
Direct Fax: (403) 260-0330
kag@bdplaw.com

Assistant: Lynda Rowland
Direct Phone: (403) 260-0119
Our File: 58383-7

05008233

Via Courier

SUPPL

May 17, 2005

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street NW
Washington, D.C. 20549
U.S.A.

Dear Sir or Madam:

Re: Rock Energy Inc. (the "Company")
File No. 82-34785
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the *Securities Exchange Act of 1934*, as amended, enclosed is a copy of each of the following:

1. Press Release dated May 13, 2005;
2. Notice of Meeting and Record Date dated May 13, 2005;
3. Press Release dated May 12, 2005;
4. Certificate Regarding Dissemination to Shareholders dated April 8, 2005;
5. Form of Proxy;
6. Information Circular – Proxy Statement dated March 9, 2005;
7. Notice of Meeting dated March 9, 2005;
8. Press Release dated April 8, 2005;
9. Annual Information Form for the Year Ended December 31, 2004, dated March 14, 2005;
10. 2004 Annual Report;
11. Audited Annual Financial Statements;
12. Form 52-109F2 – Certification of Annual Filings – CEO dated March 14, 2004;
13. Form 52-109F2 – Certification of Annual Filings – CFO dated March 14, 2004;

5/23

G:\058383\0007\Letter to Sec and Exch Comm 03.doc

14. Management's Discussion and Analysis for the Nine Months Ended December 31, 2004;

15. Press Release dated March 28, 2005;

16. Share Sale Agreement dated March 14, 2005, between Elm Energy Management Ltd. and Rock Energy Inc.;

17. Share Sale Agreement dated March 14, 2005, between 960326 Alberta Ltd. and Rock Energy Inc.;

18. Asset Purchase and Sale Agreement dated as of March 14, 2005, between Elm Energy Management Ltd. and 1143734 Alberta Ltd.;

19. Asset Purchase and Sale Agreement dated as of March 14, 2005, between Optimum Qwest Q2 Limited Partnership and Rock Energy Inc.;

20. Asset Purchase and Sale Agreement dated as of March 14, 2005, between Optimum Qwest III Q2 Limited Partnership and Rock Energy Inc.;

21. Asset Purchase and Sale Agreement dated as of March 14, 2005, between Optimum III Q4 Limited Partnership and Rock Energy Inc.;

22. Asset Purchase and Sale Agreement dated as of March 14, 2005, between Optimum Qwest Q4 Limited Partnership and Rock Energy Inc.;

23. Asset Purchase and Sale Agreement dated as of March 14, 2005, between 960326 Alberta Ltd. and 1143734 Alberta Ltd.;

24. Asset Purchase and Sale Agreement dated as of March 14, 2005, between Elm Energy Corporation and 1143734 Alberta Ltd.;

25. Share Sale Agreement dated March 14, 2005, between Elm Energy Corporation and Rock Energy Inc.;

26. Asset Purchase and Sale Agreement between Navarone Energy Corporation and Rock Energy Inc. dated as of March 14, 2005;

27. Asset Purchase and Sale Agreement between 967338 Alberta Ltd. and 1143734 Alberta Ltd. dated as of March 14, 2005;

28. Share Sale Agreement dated March 14, 2005, between 967338 Alberta Ltd. and Rock Energy Inc.;

29. Share Sale Agreement dated March 14, 2005, between All Proposed Shareholders of 1156168 Alberta Ltd. and Rock Energy Inc.;

30. Asset Purchase and Sale Agreement between 958490 Alberta Ltd. and Rock Energy Inc. dated as of March 14, 2005;

31. Material Change Report dated March 14, 2005;

32. Notice of Meeting and Record Date dated February 18, 2005;

33. Form 52-109F2 – Certification of Interim Filings – CEO dated November 10, 2004;

34. Form 52-109F2 – Certification of Interim Filings – CFO dated November 10, 2004;

35. Interim Financial Statements for the Period Ended September 30, 2004; and

36. Management's Discussion and Analysis for the Period Ended September 30, 2004.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the above-captioned documents by stamping the enclosed duplicate copy of this letter and returning it to the sender in the self-addressed, stamped envelope provided.

Yours truly,

BURNET, DUCKWORTH & PALMER LLP

Keith A. Greenfield

\lr
Enclosures

cc: Peter Scott
Rock Energy Inc.

Burnet,
Duckworth
& Palmer LLP
Law Firm

Reply to: Keith A. Greenfield
Direct Phone: (403) 260-0309
Direct Fax: (403) 260-0330
kag@bdplaw.com

Assistant: Lynda Rowland
Direct Phone: (403) 260-0119
Our File: 58383-7

Via Courier

May 17, 2005

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street NW
Washington, D.C. 20549
U.S.A.

COPY

Dear Sir or Madam:

Re: Rock Energy Inc. (the "Company")
File No. 82-34785
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the *Securities Exchange Act of 1934*, as amended, enclosed is a copy of each of the following:

1. Press Release dated May 13, 2005;
2. Notice of Meeting and Record Date dated May 13, 2005;
3. Press Release dated May 12, 2005;
4. Certificate Regarding Dissemination to Shareholders dated April 8, 2005;
5. Form of Proxy;
6. Information Circular – Proxy Statement dated March 9, 2005;
7. Notice of Meeting dated March 9, 2005;
8. Press Release dated April 8, 2005;
9. Annual Information Form for the Year Ended December 31, 2004, dated March 14, 2005;
10. 2004 Annual Report;
11. Audited Annual Financial Statements;
12. Form 52-109F2 – Certification of Annual Filings – CEO dated March 14, 2004;
13. Form 52-109F2 – Certification of Annual Filings – CFO dated March 14, 2004;

BD&P 1400, 350-7th Avenue S.W., Calgary, Alberta, Canada T2P 3N9 | Phone: (403) 260-0100 Fax: (403) 260-0332 www.bdplaw.com
Frank L. Burnet Q.C. (1890-1982) | Thomas J. Duckworth Q.C., Counsel | The Hon. W. Kenneth Moore Q.C., LL.D., Counsel

14. Management's Discussion and Analysis for the Nine Months Ended December 31, 2004;

15. Press Release dated March 28, 2005;

16. Share Sale Agreement dated March 14, 2005, between Elm Energy Management Ltd. and Rock Energy Inc.;

17. Share Sale Agreement dated March 14, 2005, between 960326 Alberta Ltd. and Rock Energy Inc.;

18. Asset Purchase and Sale Agreement dated as of March 14, 2005, between Elm Energy Management Ltd. and 1143734 Alberta Ltd.;

19. Asset Purchase and Sale Agreement dated as of March 14, 2005, between Optimum Qwest Q2 Limited Partnership and Rock Energy Inc.;

20. Asset Purchase and Sale Agreement dated as of March 14, 2005, between Optimum Qwest III Q2 Limited Partnership and Rock Energy Inc.;

21. Asset Purchase and Sale Agreement dated as of March 14, 2005, between Optimum III Q4 Limited Partnership and Rock Energy Inc.;

22. Asset Purchase and Sale Agreement dated as of March 14, 2005, between Optimum Qwest Q4 Limited Partnership and Rock Energy Inc.;

23. Asset Purchase and Sale Agreement dated as of March 14, 2005, between 960326 Alberta Ltd. and 1143734 Alberta Ltd.;

24. Asset Purchase and Sale Agreement dated as of March 14, 2005, between Elm Energy Corporation and 1143734 Alberta Ltd.;

25. Share Sale Agreement dated March 14, 2005, between Elm Energy Corporation and Rock Energy Inc.;

26. Asset Purchase and Sale Agreement between Navarone Energy Corporation and Rock Energy Inc. dated as of March 14, 2005;

27. Asset Purchase and Sale Agreement between 967338 Alberta Ltd. and 1143734 Alberta Ltd. dated as of March 14, 2005;

28. Share Sale Agreement dated March 14, 2005, between 967338 Alberta Ltd. and Rock Energy Inc.;

29. Share Sale Agreement dated March 14, 2005, between All Proposed Shareholders of 1156168 Alberta Ltd. and Rock Energy Inc.;

30. Asset Purchase and Sale Agreement between 958490 Alberta Ltd. and Rock Energy Inc. dated as of March 14, 2005;

31. Material Change Report dated March 14, 2005;

32. Notice of Meeting and Record Date dated February 18, 2005;

33. Form 52-109F2 – Certification of Interim Filings – CEO dated November 10, 2004;

34. Form 52-109F2 – Certification of Interim Filings – CFO dated November 10, 2004;

35. Interim Financial Statements for the Period Ended September 30, 2004; and

36. Management's Discussion and Analysis for the Period Ended September 30, 2004.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the above-captioned documents by stamping the enclosed duplicate copy of this letter and returning it to the sender in the self-addressed, stamped envelope provided.

Yours truly,

BURNET, DUCKWORTH & PALMER LLP

Keith A. Greenfield

\lr
Enclosures

cc: Peter Scott
Rock Energy Inc.

File No. 82-34785

rockenergy

ROCK ENERGY INC. ANNOUNCES ADJOURNMENT OF SHAREHOLDER MEETING

May 13, 2005

Calgary, Alberta: Rock Energy Inc. (TSX:RE) announces that as a result of the failure by its transfer agent and registrar to mail materials respecting its Annual and Special Meeting of Shareholders to certain non-registered shareholders of Rock that it has adjourned its Annual and Special Meeting of Shareholders to 10:00 a.m. (Calgary time) on Thursday, June 9, 2005 at the Watermark Tower Conference Centre, #310, 530 - 8th Avenue S.W., Calgary, Alberta, to allow sufficient time for the meeting materials to be mailed to and received by those non-registered shareholders who did not receive them.

For further information contact:

Allen J. Bey
President & CEO
(403) 218-4380

or

Peter D. Scott
Vice President, Finance & CFO
(403) 218-4380

File No. 82-34785

Computershare

600, 530-8th Avenue S.W., Calgary, AB T2P 3S8 Tel.: (403) 267-6800 Fax: (403) 267-6529

May 13, 2005

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
L'Autorité des marchés financiers
Nova Scotia Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Registrar of Securities, Prince Edward Island
Registrar of Securities, Government of the Yukon Territory
Securities Registry, Government of the Northwest Territories
Nunavut Legal Registry
TSX

Dear Sirs:

AMENDED

Subject: Rock Energy Inc.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	:	Annual and Special Meeting of Shareholders
2.	Security Description of Voting Issue	:	Common
3.	CUSIP Number	:	772-089-108
4.	Record Date	:	March 17, 2005
5.	**Meeting Date**	**:**	**June 7, 2005**
6.	Meeting Location	:	Calgary, Alberta

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA
Agent for Rock Energy Inc.

Direct Dial No: 1-866-331-6361
Email: clientservicesmeetings@computershare.com

cc: Rock Energy Inc.
Attention: Simonne Birrell

Rock Energy reports results for the quarter ended March 31, 2005

May 12, 2005 Calgary, ALBERTA: Rock Energy Inc. (TSX:RE) is pleased to announce the financial and operating results for Rock Energy Inc. for the fiscal quarter ended March 31, 2005:

CORPORATE SUMMARY

FINANCIAL	**Three months ended March 31, 2005**	Three months ended March 31, 2004
Oil and gas revenue	**$1,159,224**	$666,797
Cash flow from operations [1]	**$392,392**	$300,578
Per share – basic	**$0.04**	$0.04
– diluted	**$0.04**	$0.03
Net income	**$51,064**	$158,282
Per share – basic	**$0.01**	$0.02
– diluted	**$0.01**	$0.02
Capital expenditures, net	**$2,138,251**	$318,888
	As at March 31, 2005	As at December 31, 2004
Working capital	**$10,297,127**	$12,042,986
Common shares outstanding	**9,259,453**	8,993,152
Options outstanding	**532,387**	418,848

OPERATIONS	**Three months ended March 31, 2005**	Three months ended March 31, 2004
Average daily production		
Crude oil and NGLs (bbls/d)	**176**	101
Natural gas (mcf/d)	**795**	507
Barrels of oil equivalent (boe/d)	**309**	186
Average product prices		
Crude oil (CDN$/bbl)	**$40.63**	$40.58
NGLs (CDN$/bbl)	**$47.98**	$36.51
Natural gas (CDN$/mcf)	**$6.93**	$6.49
BOEs (CDN$/boe)	**$41.65**	$39.48
Field netback (CDN$/boe)	**$22.43**	$21.76

Note [1] Cash flow from operations and cash flow from operations per share are non GAAP terms that represent cash generated from operating activities before changes in non-cash working capital. We consider it a key measure as it demonstrates our ability to generate the cash flow necessary to fund future growth through capital investment. Cash flow from operations may not be comparable with the calculation of similar measures for other companies. Cash flow from operations per share is calculated using the same share basis which is used in the determination of net income per share.

PRESIDENT'S MESSAGE

I am pleased to present the financial and operating results for Rock Energy Inc. for the quarter ended March 31, 2005.

During the quarter we completed and tied-in the wells drilled in the last quarter of 2004, continued to add to our undeveloped land base, identified our 2005 drilling targets in our Plains core area and announced on March 14, 2005 acquisitions of six private companies and eight partnerships (referred to as ELM/Optimum/Qwest). As a result of our completion and tie-in work in the quarter 4 (4.0 net) heavy oil wells came on production in February 2005 and 1 (1.0 net) gas well came on stream late in March 2005. We continue to be active at land sales and our undeveloped acreage grew to 13,500 net acres. During 2005 we expect to continue to build our land base but will begin to add land in the new core areas of west central Alberta and northeast BC that we will establish in conjunction with closing of the ELM/Optimum/Qwest acquisitions. Our 2005 drilling program in the Plains core area has been firmed up with seismic activity during the quarter and we expect to drill 15 (15.0 net) wells following spring break-up.

The ELM/Optimum/Qwest transactions will provide a foundation of growth for Rock. These assets represent non-operated interests in 65 different properties across the basin however the properties due tend to be clustered in west central Alberta and northeast BC. Working interests in the properties vary from 5% to 85% with an average of 28%. These transactions were planned to close on two separate dates and the first series of transactions, representing approximately 27% of the value, closed on April 7, 2005. The remainder of the transactions are anticipated to close in early June 2005. We have agreed to pay for the acquisitions by issuing 10.3 million shares and $25.3 million in cash (subject to closing adjustments). The transactions utilize Rock's assets of existing cash and tax pools and are expected to be accretive in 2005 more than doubling cash flow per share, tripling production and quadrupling reserves. Following closing of all the transactions we intend to rationalize the properties to increase our working interests in our core areas and over time begin to operate a greater percentage of our asset base. These acquisitions provide us with a base of production, cash flow and opportunity from which to grow our company.

Operationally, average production has grown from 201 boe/d from the fourth quarter of 2004 to 309 boe/d this quarter as result of the new heavy oil and gas wells in the Plains area coming on production. Overall our production mix for the quarter is 43% gas, 30% light oil and liquids and 27% heavy oil. Once the ELM/Optimum/Qwest acquisitions close we expect our gas weighting to increase to average 70% during the year as these assets are approximately 90% gas weighted.

Financially, cash flow from operations of $0.4 million ($0.04 per basic and fully diluted share) improved from year ago levels and was essentially flat to the preceding quarter ended December 31, 2004. Higher production levels primarily offset by lower interest income due to lower cash balances have contributed to the changes. Net income of $50,000 ($0.01 per basic and fully diluted share) decreased from year ago levels and the preceding quarter primarily due to higher depletion and depreciation costs associated with a higher level of capital spending. Product prices continued to be strong and our sales price realizations are up 5% to year ago levels but down about 11% to the fourth quarter of 2004 due to our new heavy oil component. Capital expenditures exceeded $2 million for the quarter and are expected to grow as our 2005 drilling program commences and we close all the ELM/Optimum/Qwest acquisitions. At the quarter end, the balance sheet remained strong with $10.3 million of positive working capital, however as we close the acquisitions and continue our internal capital program we will draw against our bank operating line, which will be set at $25 million once all the acquisitions are closed. Based on our current 2005 capital program we expect year end debt levels to be $16.5 million.

With the closings of the ELM/Optimum/Qwest transactions we are strengthening our team and pleased to have recently hired Scott Wilhelm (Senior Engineer), James Elliott (Financial Reporting Manager) and Jan Rintoul (Engineering Administration). James is replacing Adeline Roth who has left Rock to pursue a more senior financial role and we wish her the best of luck and thank her for her contribution.

Through 2005 we will continue to build our grass roots efforts and look forward to assimilating the ELM/Optimum/Qwest assets. We expect to commence our Plains core area drilling program following break-up and become proactive with the new acquired assets. The ELM/Optimum/Qwest acquisition, along with our grass roots efforts, are expected to bring Rock's 2005 exit production rate to range from approximately 2,700 to 2,900 boe/d, and provide a foundation from which to grow our company into 2006.

On behalf of the Board of Directors,

Allen J. Bey
President and CEO
May 11, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

Rock Energy Inc. ("Rock" or the "Company") is a public energy company engaged in the exploration for and development and production of crude oil and natural gas, primarily in Western Canada. Rock's corporate strategy is to grow and develop an oil and gas exploration and production company through internal operations and acquisitions. Rock's philosophy is to operate and have a high working interest in the majority of its production base.

Rock evaluates its performance based on net income, operating netback, cash flow from operations and finding and development costs. Cash flow from operations is used by the Company to analyze operations, performance, leverage and liquidity. Operating netback is a benchmark used in the oil and gas industry to measure the contribution of the oil and natural gas operations following the deduction of royalties, transportation costs, and operating expenses. Finding and development cost is another benchmark used in the oil and gas industry to measure the capital costs incurred by the Company to find and bring reserves on stream.

While there is greater competition in the oil and gas industry for resources, both technical personnel and third party services, and capital financing, the Company is addressing these issues through the addition of personnel with the expertise to develop opportunities on existing lands and control both operating and administrative cost structures. Rock also seeks to obtain the best commodity price available based on the quality of our produced commodities.

The following discussion and analysis is dated May 11, 2005 and is management's assessment of Rock Energy Inc.'s historical and operating results, together with future prospects, and should be read in conjunction with the unaudited consolidated financial statements of Rock Energy Inc. for the three months ended March 31, 2005 and the consolidated financial statements for the fiscal year-ended December 31, 2004. The discussion provided herein is incremental to that included in management's discussion and analysis in respect of its audited consolidated financial statements for the fiscal year-ended December 31, 2004.

Basis of Presentation

Financial measures referred to in this discussion, such as cash flow from operations and cash flow from operations per share, are not prescribed by GAAP. Cash flow from operations is a key measure that demonstrates the ability to generate cash to fund expenditures. These non GAAP financial measures may not be comparable to similar measures presented by other companies. These financial measures are not intended to represent operating profits for the period nor should they be viewed as an alternative to cash provided by operating activities, net income or other measures of financial performance calculated in accordance with GAAP. Cash flow from operations per share is calculated using the same share basis which is used in the determination of net income per share.

Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one barrel ("bbl") is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All boe conversions in this report are derived by converting natural gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil. Certain financial values are presented on a boe basis and such measurements may not be consistent with those used by other companies

This discussion contains forward-looking statements that involve risk and uncertainties. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made. All financial information is reported in Canadian dollars and in accordance with Canadian generally accepted accounting principles (GAAP) unless otherwise noted.

Production

Production	3 Months Ended 03/31/05	3 Months Ended 03/31/04	Quarterly Change
Gas (mcf/d)	795	507	57%
Oil (bbl/d)	71	85	(16)%
Heavy Oil (bbl/d)	82	-	N.A.
NGL (bbl/d)	23	16	44%
boe/d (6:1)	309	186	66%

For the quarter ended March 31, 2005 boe production increased by 66% over the equivalent quarter in 2004 primarily as a result of heavy oil and gas additions during the quarter from the Plains core area. At our Medicine River property, production has remained flat quarter over quarter as increased gas production has offset oil declines. Production levels are expected to increase during the year based on our grass roots activities and the ELM/Optimum/Qwest acquisitions (see Liquidity and Capital Resources below).

Product Prices

Realized Product Prices	3 Months Ended 03/31/05	3 Months Ended 03/31/04	Quarterly Change
Gas ($/mcf)	6.95	6.49	7%
Oil ($/bbl)	58.89	40.58	45%
Heavy Oil ($/bbl)	24.91	-	N.A.
NGL ($/bbl)	47.98	36.51	31%
boe (6:1)	41.65	39.48	5%
Average Benchmark Prices			
Gas – NYMEX Daily Spot (US$/mcf)	6.42	5.65	14%
Gas – AECO C Daily Spot ($/mcf)	6.89	6.41	7%
Oil – WTI Cushing (US$/bbl)	49.84	35.14	42%
Oil – Edmonton light ($/bbl)	61.45	45.60	35%
Heavy Oil – Llyodminster blend ($/bbl)	37.13	33.03	12%
US$/Cdn$ exchange rate	0.815	0.759	7%

Revenue

The vast majority of the Company's revenue is derived from oil and gas operations. Other income represents interest income earned from cash invested in term deposits.

	3 Months Ended 03/31/05	3 Months Ended 03/31/04	Quarterly Change
Oil and Gas Revenue	$1,159,224	$666,797	74%
Other Income	$33,747	$154,006	(78)%

Increased production primarily resulted in an increase to oil and gas revenue for the quarter ended March 31, 2005 in comparison to the prior year periods.

Other income decreased 78% over the same quarter of 2004 as a result of lower cash balances from previous financings being invested. Interest income is expected to be negligible for the rest of the year as the Company's capital program is expected to be in excess of cash generated from operations.

Royalties

	3 Months Ended 03/31/05	3 Months Ended 03/31/04	Quarterly Change
Royalties	$270,802	$188,367	44%
As percentage of oil and gas revenue	23.4%	28.2%	(17)%
Per boe (6:1)	$9.73	$11.16	(13)%

Royalties for the quarter ended March 31, 2005 are higher on an absolute basis in comparison to the same period of 2004, mainly as a result of higher production partially offset by an overall lower rate. On a per boe and percentage of revenue basis, rates are lower for the first quarter of 2005 versus 2004 as the new heavy oil production is at an overall lower royalty rate.

Operating Expense

	3 Months Ended 03/31/05	3 Months Ended 03/31/04	Quarterly Change
Operating expense	$264,262	$110,715	127%
Per boe (6:1)	$9.49	$6.56	45%

Operating expenses have increased over the same quarter ended March 31, 2004 due to higher production and relatively higher costs related to the start up of heavy oil operations in the quarter. Costs on heavy oil operations are expected to decrease in the coming quarters as overall sand production decreases. Transportation costs of $13,155 or $0.48 per boe have been included in operating expenses. Transportation costs were not applicable for the quarter ended March 31, 2004 due to marketing arrangements in place at that time.

General and Administrative (G&A) Expense

G&A Expense	3 Months Ended 03/31/05	3 Months Ended 03/31/04	Quarterly Change
Gross	$436,044	$352,918	24%
Per boe (6:1)	$15.67	$20.90	(25)%
Capitalized	$162,326	$141,897	14%
Per boe (6:1)	$5.83	$8.40	(31)%
Net	$273,718	$211,021	30%
Per boe (6:1)	$9.83	$12.50	(21)%

G&A expenses increased on an absolute basis due to higher staffing levels and office costs partially offset by the absence of year end reporting costs but have dropped on a per boe basis with higher production. The Company capitalizes certain G&A expenses based on personal involved in exploration and development activities, including certain salaries and related overhead costs. G&A expenses are expected to rise on an absolute basis in the future as additional staff has been hired but should drop on a per boe basis with production increases from grass roots activities and the ELM/Optimum/Qwest acquisitions (see Liquidity and Capital Resources below).

Interest Expense

	3 Months Ended 03/31/05	3 Months Ended 03/31/04	Quarterly Change
Interest expense (recovery)	$nil	$10,032	N.A.
Per boe (6:1)	$nil	$0.59	N.A.

Interest in the quarter ended March 31, 2004 was recorded in conjunction with flow through share issues. All flow through share obligations have been renounced as of the first quarter of 2005. In the future the Company will incur interest expense as a result of borrowings from its bank operating line.

Depletion, Depreciation and Accretion (DD&A)

	3 Months Ended 03/31/05	3 Months Ended 03/31/04	Quarterly Change
D&D expense	$294,241	$91,957	220%
Per boe (6:1)	$10.57	$5.45	94%
Accretion expense	5,528	4,049	37%
Per boe (6:1)	$0.20	$0.24	(17)%

The depletion and depreciation expense and boe rate for the quarter ended March 31, 2005 were higher compared to the same quarter in 2004 due to a higher capital base.

Accretion expense represents the change in the time value of the asset retirement obligation ("ARO") over the applicable period. The underlying ARO may be increased over a period based on new obligations incurred from drilling wells or constructing facilities. Similarly this obligation can also be reduced as a result of abandonment work undertaken and reducing future obligations. No new obligations were added or reduced during the quarter.

Income Tax

One of the Company's subsidiaries received an income tax recovery of $8,167 as a result of actual tax expense for a prior period being less than the installment paid.

Cash flow from Operations and Net Income

	3 Months Ended 03/31/05	3 Months Ended 03/31/04	Quarterly Change
Cash flow from Operations	$392,392	$300,578	31%
Per boe (6:1)	$14.10	$17.76	(21)%
Per share - basic	$0.04	$0.04	nil
- diluted	$0.04	$0.03	33%
Net Income	$51,100	$158,282	(68)%
Per boe (6:1)	$1.84	$9.35	(80)%
Per share - basic	$0.01	$0.02	(50)%
- diluted	$0.01	$0.02	(50)%
Weighted Average Shares	9,259,453	4,790,196	93%
Outstanding - diluted	9,333,067	4,842,848	93%

Per share amounts have been restated for the March 31, 2004 period to include the effect of the 30 for 1 share consolidation that occurred in February 2004. Weighted average per share amounts increased for the quarter ended March 31, 2005 due to the acquisition of Rock Energy Ltd. in January 2004 and the equity issue completed in October 2004.

Cash flow from operations improved over the prior year quarter due to higher production levels and prices primarily offset by lower interest income and higher operating expenses. Net income decreased over the prior year quarter primarily due to higher depletion and depreciation charges.

Capital Expenditures

	3 Months Ended 03/31/05	3 Months Ended 03/31/04	Quarterly Change
Land	$545,021	$41,209	1,223%
Seismic	453,378	212,556	113%
Drilling and completion	155,226	(77,364)	N.A.
Capitalized G&A	162,326	141,897	14%
Total exploration and production	$1,315,951	$318,298	313%
Facilities	809,901	$nil	N.A.
Total operations	$2,125,852	$318,298	568%
Office equipment	12,398	590	2,001%
Total	$2,138,250	$318,888	571%

Capital expenditures for the quarter ended March 31, 2005 reflect the Company's continued efforts to build our grass roots program. The undeveloped land base continued to grow to approximately 13,500 net acres at quarter end, the majority of which is located in our Plains core area. Seismic activity in the quarter has firmed up drilling locations for our 2005 program which will commence after spring break-up. Facility expenditures result from wells drilled in the fourth quarter of 2004 brought onto production in this quarter. The Company's current capital budget for 2005 is $16 million (excluding the cost of acquisitions), which includes $11 million of spending on existing operations and $5 million of spending on the properties to be acquired in the ELM/Optimum/Qwest transactions (see Liquidity and Capital Resources below).

Liquidity and Capital Resources

Our net working capital position as at March 31, 2005 totaled $10.3 million ($12.0 million at December 31, 2004), consisting mostly of term deposits or cash and a $5 million refundable deposit associated with the ELM/Optimum/Qwest transactions (see below). The decrease from December 31, 2004 levels primarily reflects the capital expenditures for the period. Rock had no debt at March 31, 2005 ($nil at December 31, 2004), other than trade payables of $1.2 million ($2.2 million at December 31, 2004).

The Company announced on March 14, 2005, it has agreed to acquire non-operated petroleum and natural gas properties from 14 different entities (referred to as ELM/Optimum/Qwest) for aggregate consideration of 10.3 million shares and $25.4 million in two series of closings. In aggregate, the properties are currently expected to produce 1,250 boe/day and produce 2,000 boe/day in December 2005, following identified capital spending of $5 million. The reserves were evaluated by Gilbert Laustsen Jung Associates Ltd. effective January 1, 2005, totaling 2.899 million boe on a proved basis and 4.058 million boe on a proved plus probable basis. Included in the acquisitions are approximately 19,600 net (72,000 gross) acres of undeveloped land and seismic data. Rock intends to rationalize the working interests in these properties through acquisitions, divestitures and swapping of interests whereby Rock will have higher working interests in the remaining properties and ultimately work towards operating these properties. Through the rationalization process, Rock plans to establish two new core areas in west central Alberta and northeast British Columbia along with the Company's existing Plains core area.

The Company closed the first series of transactions on April 7, 2005 constituting approximately 27% of the value for 3.1 million shares and $4.6 million in cash. The cash was funded from existing balances. The second series of transactions is anticipated to close in early June 2005. The Company expects to finance the remainder of the cash purchase price through a new operating loan facility (described below) and existing working capital. Following closing of all the transactions Rock expects to have $14.5 million of total debt against a credit facility of $25 million.

The Company's existing 2005 capital spending program of $11 million plus the additional $5 million of 2005 capital spending currently identified on the acquired properties will be funded through cash flow and the operating loan facility. At the end of 2005 the Company expects to have total debt of $16.5 million based on these capital spending plans.

The Company entered into a demand operating loan facility with a Canadian chartered bank on April 7, 2005. The facility is subject to the bank's valuation of the Company's oil and gas assets and the initial credit available is $25 million subject to closing of the ELM/Optimum/Qwest transactions. Based on the April 7, 2005 closings the Company has $12.5 million of the facility available. The facility bears interest at the bank's prime rate or at prevailing banker's acceptance rate plus an applicable bank fee. The facility also bears a standby charge for un-drawn amounts. The facility is secured by a first ranking floating charge on all real property of the Company and its subsidiaries and a general security agreement. The next schedule review date of the facility is September 30, 2005. As at May 11, 2005 approximately $0.3 million was outstanding under the facility.

Selected Quarterly Data

The following table provides selected quarterly information for Rock. With the exception of the quarters ended September 30 and June 30, 2004, all previous quarterly information is that for Rock Energy Ltd. which commenced oil and gas operations January 2003.

	3 Months Ended 03/31/05 (unaudited)	3 Months Ended 12/31/04 (unaudited)	3 Months Ended 09/30/04 (unaudited)	3 Months Ended 06/30/04 (unaudited)	3 Months Ended 03/31/04 (unaudited)	3 Months Ended 12/31/03 (unaudited)	3 Months Ended 09/30/03 (unaudited)	3 Months Ended 06/30/03 (unaudited)
Production (boe/d)	309	201	165	171	186	192	174	155
Oil and gas revenues	$1,159,224	$863,290	$653,422	$661,851	$666,707	$613,277	$564,491	$524,146
Price realizations ($/boe)	$41.65	$46.48	$42.90	$42.54	$39.48	$34.78	$35.25	$37.13
Royalties ($/boe)	$9.73	$3.73	$14.70	$11.08	$11.16	$8.36	$9.81	$7.54
Operating expense ($/boe)	$9.49	$7.59	$9.15	$7.67	$6.56	$5.24	$7.91	$8.56
Field netback ($/boe)	$22.43	$34.27	$19.05	$23.79	$21.76	$21.18	$17.53	$21.03
Net G&A expense	$273,718	$361,173	$226,623	$160,375	$211,021	$145,888	$190,526	$175,093
Stock-based compensation	$41,523	$58,279	$50,708	$46,294	$46,295	$ nil	$ nil	$ nil
Cash flow from operations	$392,392	$404,397	$236,672	$276,367	$301,161	$105,465	$88,383	$111,324
Per share - basic	$0.04	$0.04	$0.03	$0.03	$0.04	$0.03	$0.03	$0.04
- diluted	$0.04	$0.04	$0.03	$0.03	$0.03	$0.03	$0.03	$0.04
Net income	$51,100	$182,577	$85,047	$145,120	$158,282	$23,380	$12,178	$57,807
Per share - basic	$0.01	$0.02	$0.01	$0.02	$0.02	$0.01	$0.00	$0.02
- diluted	$0.01	$0.02	$0.01	$0.02	$0.02	$0.01	$0.00	$0.02
Capital expenditures	$2,138,251	$3,852,222	$1,062,525	$1,018,682	$318,888	$192,625	$386,392	$125,874

	As at 03/31/05	As at 12/31/04	As at 09/30/04	As at 06/30/04	As at 03/31/04	As at 12/31/03	As at 09/30/03	As at 06/30/03
Working capital ($000)	$10,297	$12,043	$14,497	$15,323	$16,065	$2,881	$2,377	$2,675

Note: Quarterly information has been re-stated for the retroactive adoption of the ARO accounting standard.

Contractual Obligations

The Company signed a two year office lease that expires on October 31, 2006. Under the lease the Company is committed to future payments of approximately $0.25 million.

Outstanding Share Data

Subsequent to March 31, 2005 the Company issued 81,000 stock options and 33,000 options were cancelled. At the date of this report there are 9,259,453 common shares outstanding and 580,387 options to purchase common shares outstanding.

ROCK ENERGY INC.
Consolidated Balance Sheets

March 31, 2005 and 2004

	March 31, 2005 (unaudited)	December 31, 2004
Assets		
Current Assets:		
Cash and cash equivalents	**$5,363,910**	$8,631,810
Accounts receivable	**958,460**	484,714
Refundable deposit	**5,000,000**	5,000,000
Prepaids	**170,990**	119,154
	11,493,360	14,235,678
Property, plant and equipment	**11,588,805**	9,450,555
Accumulated depletion and depreciation	**(975,466)**	(681,225)
	10,613,339	8,769,330
Goodwill	**1,328,720**	2,051,967
	$23,435,419	$25,056,975
Liabilities and Shareholders' Equity		
Current Liabilities:		
Accounts payable and accrued liabilities	**$1,196,232**	$2,192,692
Asset retirement obligation (note 2)	**505,784**	500,256
Shareholders' Equity:		
Share capital (note 1)	**20,552,380**	21,275,627
Contributed surplus (note 1)	**243,100**	201,577
Retained earnings	**937,923**	886,823
	21,733,403	22,364,027
Subsequent Events (note 4)		
	$23,435,419	$25,056,975

See accompanying notes to consolidated financial statements.

Approved by the Board:

Stuart G. Clark
Director

Allen J. Bey
Director

ROCK ENERGY INC.
Consolidated Statements of Income and Retained Earnings
(unaudited)

	Three months ended March 31, 2005	Three months ended March 31, 2004
Revenues		
Oil and gas revenue	**$1,159,224**	$666,707
Royalties, net of ARTC	**(270,802)**	(188,367)
Other income	**33,783**	154,006
	922,205	$632,346
Expenses:		
General and administrative	**273,718**	211,021
Operating	**264,262**	110,715
Interest (recovery)	**-**	10,032
Stock based compensation	**41,523**	46,296
Depletion, depreciation and accretion	**299,769**	96,006
	879,272	474,070
Income before income taxes	**42,933**	158,276
Income taxes		
Current (recovery) (note3)	**(8,167)**	-
Net Income for the period	**51,100**	158,276
Retained earnings, beginning of period	**886,823**	315,803
Retained earnings, end of period	**$937,923**	$474,079
Basic and diluted earnings per share (note 1)	**$0.01**	$0.01

See accompanying notes to consolidated financial statements.

ROCK ENERGY INC.
Consolidated Statements of Cash Flows
(unaudited)

	Three months ended March 31, 2005	Three months ended March 31, 2004
Cash provided by (used in):		
Operating:		
Net income for the period	**$51,100**	$158,276
Add: Non-cash items:		
Depletion, depreciation and accretion	**299,769**	91,957
Stock-based compensation	**41,523**	46,296
	392,392	300,578
Changes in non-cash working capital	**(1,232,042)**	231,539
	(839,650)	532,117
Financing:		
Issuance of common shares	**-**	14,136,868
Shareholder loan	**-**	(250,000)
Changes in non-cash working capital	**-**	(750,000)
	-	13,136,868
Investing:		
Property, plant and equipment	**(2,138,250)**	(318,888)
Changes in non-cash working capital	**(290,000)**	-
	(2,428,250)	(318,888)
Increase/(decrease) in cash and cash equivalents	**(3,267,900)**	13,350,097
Cash and cash equivalents, beginning of period	**8,631,810**	2,943,376
Cash and cash equivalents, end of period	**$5,363,910**	$16,293,473
Interest and cash taxes paid and received:		
Interest paid	**$ -**	$ 10,032
Interest received	**33,783**	154,006
Cash taxes paid	**-**	-
Cash taxes received	**$ 8,167**	$ -

See accompanying notes to consolidated financial statements.

Notes to the Consolidated Financial Statements
For the Period Ended March 31, 2005

These unaudited interim consolidated financial statements include the accounts of Rock Energy Inc. ("Rock" or the "Company") and its wholly-owned subsidiary, Rock Energy Ltd. These unaudited interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the audited financial statements for the year-ended December 31, 2004. The disclosures herein are incremental to those included with the annual consolidated financial statements. These unaudited consolidated financial statements and notes should be read in conjunction with the audited consolidated financial statements and the notes thereto in the Company's annual report for the year-ended December 31, 2004.

1. Share Capital and Contributed Surplus

Authorized:

Unlimited number of voting common shares, without stated par value.
300,000 preference shares, without stated par value.

Common Shares Issued:

Common shares of Rock	Number	Consideration
Issued and outstanding on December 31, 2004	9,259,453	$21,275,627
Future tax effect of flow-through share renouncements		(723,247)
Issued and outstanding on March 31, 2005	9,259,453	$20,552,380

As of December 31, 2004 Rock had fulfilled the required drilling and exploration activities pursuant to the flow through share commitments and renounced all expenditures in February 2005.

Per share amounts:

The per share amounts have been calculated on the weighted average number of shares outstanding. The weighted average shares outstanding of the three month period ended March 31, 2005 was 9,259,453 (March 31, 2004 - 4,790,196).

In computing the diluted per share amount for the three month period ended March 31, 2005, 73,614 shares (52,652 as at March 31, 2004) were added to the weighted average number of shares outstanding during the three months ended March 31, 2005 for the dilutive effect of employee stock options.

Stock options:

The Company has a stock option plan (the "Plan") under which it may grant options to directors, officers and employees for the purchase of up to 865,617 common shares. Options are granted at the discretion of the board of directors. The exercise price, vesting period and expiration period are also fixed at the time of grant at the discretion of the board of directors. The options vest yearly in one-third tranches beginning on the first anniversary of the grant date and expire one year after vesting. As at March 31, 2005 and December 31, 2004, the Company had 532,387 options outstanding under the Plan with a weighted average exercise price of $3.49 per share. Weighted average life of the options as at March 31, 2005 was 2 years.

Contributed Surplus:

The contributed surplus as at March 31, 2005 of $243,100 increased $41,523 for stock based compensation charges during the quarter.

2. Asset Retirement Obligation

The asset retirement obligation result from net ownership interests in petroleum and natural gas assets including well sights, gathering systems and processing facilities. The Company estimates the total undiscounted amount of cash flows required to settle its asset retirement obligation at March 31, 2005 at approximately $744,000. (December 31, 2004 - $744,000) A credit adjusted risk free rate of 8% was used to calculate the fair value of the asset retirement obligation.

The following table outlines a reconciliation of the asset retirement obligation:

Asset retirement obligation	March 31, 2005	December 31, 2004
Opening balance	$500,256	$282,090
Liabilities incurred during period	Nil	203,260
Accretion	5,528	14,906
Closing balance	$505,784	$500,256

3. Income Taxes

The provision for income taxes in the consolidated statements of income and retained earnings varies from the amount that would be computed by applying the expected tax rate to net income before income taxes. The expected tax rate used was 37.62% (March 31, 2004: 38.12%). The principal reasons for differences between such "expected" income tax expense and the amount actually recorded are as follows:

	March 31, 2005	March 31, 2004
Net income before taxes	$42,933	$158,276
Statutory income tax rate	37.62%	38.12%
Expected income taxes	16,151	60,335
Add (deduct):		
Stock-based compensation	15,621	17,648
Non-deductible crown charges	57,330	23,937
Resource allowance	(36,416)	(10,884)
Change in valuation allowance	(52,686)	(91,036)
Provision for income taxes	Nil	Nil
Current tax recovery of prior period	(8,167)	Nil
Provision for income taxes	$(8,167)	$Nil

4. Subsequent Events

On March 14, 2005 the Company agreed to acquire in two separate closings form 14 different entities petroleum and natural gas properties for aggregate consideration of 10.3 million shares and $25.4 million. On April 7, 2005 the Company closed the first series of transactions and issued 3.1 million shares and paid $4.6 million. The second series of closings are anticipated to close in early June 2005. Funds for these transactions will come from the operating line facility described below and the refundable deposit.

On April 7, 2005 the Company entered into a demand operating facility with a Canadian chartered bank subject to the bank's valuation of the Company's oil and gas properties. The current limit under the facility is $12.5 million which will increase to $25 million once the second series of asset acquisition transactions close, which are currently anticipated to close in early June 2005. The facility is secured by a first ranking floating charge on all real property of the Company and its subsidiaries and a general security agreement. The facility bears interest at the bank's prime rate or at prevailing banker's acceptance rate plus an applicable bank fee. The facility also bears a standby charge for un-drawn amounts. The next schedule review date of the facility is September 30, 2005.

Advisory

This press release contains forward-looking statements that involve known and unknown risks, uncertainties, assumptions and other factors, some of which are beyond Rock's control, that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Rock believes that the expectations

reflected in those forward-looking statements are reasonable at the time made but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this press release should not be unduly relied upon. These statements speak only as of the date of such information, as the case may be, and may be superseded by subsequent events. Rock does not intend, and does not assume any obligation, to update these forward-looking statements.

This press release contains references to barrels of oil equivalent (boe), boes maybe misleading, particularly if used in isolation. A boe conversion of 6 mcf to 1 barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

For further information please visit our website at www.rockenergy.ca or contact:

Allen Bey
President & CEO
(403) 218-4380

or

Peter D. Scott
Vice President, Finance & CFO
(403) 218-4380

Computershare

LETTER OF CONFIRMATION

Sixth Floor
530 8th Avenue SW
Calgary, Alberta
T2P 3S8
Telephone 1-403-267-6800
Facsimile 1-403-267-6529
www.computershare.com

Computershare Trust Company of Canada

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

April 8, 2005

To: Alberta Securities Commission
British Columbia Securities Commission
Securities Registry, Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
L'Autorite des marches financiers
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Prince Edward Island
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Government of the Yukon Territory
Nunavut Legal Registry
TSX

Dear Sirs:

Subject: Rock Energy Inc. (the "Corporation")

We confirm that the following materials were sent by pre-paid mail on April 7, 2005 to the registered holders and non-objecting beneficial owners of Common Shares of the Corporation:

1. Annual Report
2. Notice of Annual General and Special Meeting of Shareholders
3. Proxy (to registered holders only)
4. Supplemental Mailing List Return Card
5. Return Envelope

We further confirm that copies of the above-mentioned materials were sent by courier on April 7, 2005 to those intermediaries holding Common Shares of the Corporation who responded directly to Computershare with respect to the search procedures in compliance with current securities legislation requirements for delivery to beneficial owners.

We are providing this confirmation to you in our capacity as agent for the Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

(Signed)

Gisele Sabourin
Mailing Professional
ClientServicesMailings@Computershare.com

File No. 82-34785

Rock Energy Inc.

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

000001

SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X X9X

Security Class **COMMON SHARES**

Holder Account Number

C9999999999 I ND

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Form of Proxy - Annual General and Special Meeting to be held on May 12, 2005

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. *This proxy confers discretionary authority in respect of amendments to matters identified in the notice of meeting or other matters that may properly come before the meeting.*

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

Voting by mail *may be the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.*
Voting by mail or by Internet, are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined below to vote this proxy. Please have this proxy in hand when you call.

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To Vote Using the Telephone (Only Available Within Canada and U.S.)

- Call the toll free number listed BELOW from a touch tone telephone. There is NO CHARGE for this call.
- Proxy Instructions must be received by 10:00 am, Mountain Time, on May 10, 2005.

To Vote Using the Internet

- Go to the following web site:
- Proxy Instructions must be received by 10:00 am, Mountain Time, on May 10, 2005.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER 010768 **HOLDER ACCOUNT NUMBER C9999999999** **ACCESS NUMBER 99999**

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Proxies submitted must be received by 10:00 am, Mountain Time, on May 10, 2005

MDBQ_PRX_2054/000001/000001/i

SAM SAMPLE

C9999999999

IND C05

Appointment of Proxyholder

I/We, being holder(s) of Rock Energy Inc. hereby appoint: Stuart G. Clark, Chairman of the Board, or failing this person, Allen J. Bey, President & CEO

OR

Enter the name of the person you are appointing if this person is someone other than the foregoing.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of Rock Energy Inc. to be held at Watermark Tower Conference Centre, #310, 530, 8th Avenue S.W., Calgary, AB T2P 3S8 on 12 May 2005 at 10:00 AM and at any adjournment thereof.

1. Resolution

To fix the number of directors to be elected at five. For ▷ ☐ Against ▷ ☐

2. Election of Directors as outlined in the Information Circular.

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FOR all nominees: ▷ ☐

WITHHOLD vote for all nominees: ▷ ☐

3. Appointment of Auditors

To appoint KPMG LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and the authorization of the directors to fix their remuneration as such. **For** ▷ ☐ **Withhold** ▷ ☐

Resolution

Management recommends a vote FOR the following resolution. Please read the resolution in full in the accompanying Information Circular.

	For	Against
4 To amend the Stock Option Plan to increase the plan limit to be 10% of the issued and outstanding common share balance in effect from time to time. ▷	☐	☐

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Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by management.**

Signature(s)

Date

Financial Statements Request

In accordance with securities regulations, shareholders may elect annually to receive financial statements, if they so request. If you wish to receive such mailings, please mark your selection.

Interim Financial Reports

☐ Mark this box if you would like to receive interim financial reports by mail. You may also register online to receive financial statements at www.computershare.com/ca/mailinglist

Annual Reports

☐ Mark this box if you DO NOT want to receive the Annual Report by mail.

If you do not mark the box, or do not return this PROXY or register online, then it will be assumed you do NOT want to receive interim financial statements.

99999 002054 1PDSZ MDBQ

ROCK ENERGY INC.

Information Circular - Proxy Statement
for the Annual General and Special Meeting to be held on May 12, 2005

PROXIES

Solicitation of Proxies

This information circular - proxy statement is furnished in connection with the solicitation of proxies by or on behalf of our management for use at our annual general and special meeting of the shareholders of Rock to be held on Thursday, May 12, 2005, at the Watermark Tower Conference Centre, #310, 530 –8th Avenue S.W., Calgary, Alberta, and at any adjournment thereof. Forms of proxy must be addressed to and reach our Corporate Secretary, c/o Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 Attention: Proxy Department, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting or any adjournment thereof. Only shareholders of record at the close of business on March 17, 2005, will be entitled to vote at the meeting, unless that shareholder has transferred any shares subsequent to that date and the transferee shareholder, not later than 10 days before the meeting, establishes ownership of the shares and demands that the transferee's name be included on the list of shareholders.

The instrument appointing a proxy must be in writing and must be executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation.

The persons named in the enclosed form of proxy are our officers. **As a shareholder you have the right to appoint a person, who need not be a shareholder, to represent you at the meeting. To exercise this right you should insert the name of the desired representative in the blank space provided on the form of proxy and strike out the other names or submit another appropriate proxy.**

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to you if you do not hold your common shares in your own name. Only proxies deposited by shareholders whose names appear on our records as the registered holders of common shares can be recognized and acted upon at the meeting. If common shares are listed in your account statement provided by your broker, then in almost all cases those common shares will not be registered in your name on our records. Such common shares will likely be registered under the name of your broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities Limited, which acts as nominees for many Canadian brokerage firms. Common shares held by your broker or their nominee can only be voted upon your instructions. Without specific instructions, your broker or their nominee is prohibited from voting your shares.

Applicable regulatory policy requires your broker to seek voting instructions from you in advance of the meeting. Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your shares are voted at the meeting. Often, the form of proxy supplied by your broker is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on your behalf. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Services Inc. who mails a scannable voting instruction form in lieu of the form of proxy. You are asked to complete and return the voting instruction form to them by mail or facsimile. Alternately, you can call their toll-free telephone number to vote your shares. They then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of shares to be represented at the meeting. If you receive a voting instruction form from ADP Investor Services Inc., it cannot be used as a proxy to vote shares directly at the meeting as the proxy must be returned to ADP Investor Services Inc. well in advance of the meeting in order to have the shares voted.

Revocability of Proxy

You may revoke your proxy at any time prior to a vote. If you or the person you give your proxy attends personally at the meeting you or such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation. To be effective the instrument in writing must be deposited either at our head office at any time up to and including the last business day before the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of the meeting on the day of the meeting, or any adjournment thereof.

Persons Making the Solicitation

This solicitation is made on behalf of our management. We will bear the costs incurred in the preparation and mailing of the form of proxy, notice of annual general and special meeting and this information circular - proxy statement. In addition to mailing forms of proxy, proxies may be solicited by personal interviews, or by other means of communication, by our directors, officers and employees who will not be remunerated therefore.

Exercise of Discretion by Proxy

The common shares represented by proxy in favour of management nominees will be voted on any poll at the meeting. Where you specify a choice with respect to any matter to be acted upon the shares will be voted on any poll in accordance with the specification so made. **If you do not provide instructions your shares will be voted in favour of the matters to be acted upon as set out herein.** The persons appointed under the form of proxy which we have furnished are conferred with discretionary authority with respect to amendments or variations of those matters specified in the form of proxy and notice of annual general and special meeting and with respect to any other matters which may properly be brought before the meeting or any adjournment thereof. At the time of printing this information circular - proxy statement, we know of no such amendment, variation or other matter.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

We are authorized to issue an unlimited number of common shares without nominal or par value which may be issued for such consideration as may be determined by resolution of the board of directors. As at March 9, 2005, there were 9,259,453 common shares issued and outstanding. As a holder of common shares you are entitled to one vote for each share you own.

We are also authorized to issue 300,000 preference shares without nominal or par value which may be issued for such consideration as may be determined by resolution of the board of directors. As at March 9, 2005, there were no preference shares issued and outstanding.

To the knowledge of our directors and officers, as at March 9, 2005, no person or company beneficially owned, directly or indirectly, or exercised control or direction, over more than 10% of our common shares other than the Bey Family Trust of Calgary, Alberta, which holds 1,594,667 common shares or 17.2% of the issued and outstanding common shares. Allen Bey, our President and Chief Executive Officer, is a beneficiary of the Bey Family Trust.

As at March 9, 2005, our directors and officers, as a group, beneficially owned, directly or indirectly, or exercised control over 2,816,311 common shares or approximately 30.4% of the issued and outstanding common shares.

MATTERS TO BE ACTED UPON AT THE MEETING

Election of Directors

At the meeting, the shareholders will be asked to fix the number of directors to be elected at the meeting at 5 members and to elect 5 directors.

Management is soliciting proxies, in the accompanying form of proxy, for an ordinary resolution in favour of fixing the board of directors at 5 members, and in favour of the election as directors of the 5 nominees set forth below:

Allen J. Bey
Matthew J. Brister
Stuart G. Clark
Peter Malowany
James K. Wilson

In the event that a vacancy among such nominees occurs because of death or for any reason prior to the meeting, the proxy shall not be voted with respect to such vacancy.

The names and municipalities of residence of all of the persons nominated for election as directors, the approximate number of common shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by each of them, the dates on which they became directors, and their principal occupations, as of March 9, 2005, were as follows:

Name	Principal occupation	Director since	Number of common shares beneficially owned directly or indirectly or over which control or direction is exercised(5)
Allen J. Bey(4) Calgary, AB	President and Chief Executive Officer	October 3, 2003	1,694,334(6)
Matthew J. Brister(3)(4) Calgary, AB	President and Chief Executive Officer of Storm Ventures International (a private oil and gas company)	October 28, 2004	289,941
Stuart G. Clark(1)(2)(3) Calgary, AB	Independent Businessman	January 8, 2004	296,405
Peter Malowany(2)(4) Calgary, AB	Vice President of Morgas Ltd. (a private oil and gas company)	January 8, 2004	14,760
James K. Wilson(2)(3)(9) Calgary, AB	Vice President, Finance and Chief Financial Officer of Grizzly Resources Ltd. (a private oil and gas company)	October 28, 2004	13,333

Notes:

(1) Chairman of the Board.
(2) Member of the Audit Committee.
(3) Member of the Compensation, Nomination and Governance Committee.
(4) Member of the Reserves Committee.
(5) Excludes common shares held by associates of the individual, except as otherwise noted.
(6) Includes 1,594,667 common shares held by a family trust of which Mr. Bey is a trustee.
(7) In addition, Allen J. Bey, Stuart G. Clark and Peter Malowany have been granted options to purchase 79,734, 11,961 and 11,961 common shares, respectively, at a price of $3.39 expiring one year after the date of vesting (the options vest yearly in one-third tranches beginning on the first anniversary of January 8, 2004, such date being the grant date, and expire one year after the vesting date).
In addition, Matthew J. Brister and James K. Wilson have been each granted options to purchase 15,000 common shares at a price of $3.90 expiring one year after the date of vesting (the options vest yearly in one-third tranches beginning on the first anniversary of October 29, 2005, such date being the grant date, and expire one year after the vesting date).
(8) We do not have an executive committee.
(9) James K. Wilson was Executive Vice President and CFO of Chauvco Resources International Ltd. from January 1998 to September 1998. The trading of shares of Chauvco Resources International Ltd. was suspended by the Toronto and Montreal exchanges in July 1998 and were subsequently delisted.

The information as to voting securities beneficially owned, directly or indirectly, is based upon information furnished to us by the nominees.

Appointment of Auditors

Management is soliciting proxies, in the accompanying form of proxy, in favour of the appointment of the firm of KPMG LLP, Chartered Accountants, as our auditors, to hold office until the next annual meeting of the shareholders and to authorize the directors to fix their remuneration as such. KPMG LLP were first appointed as our auditors on January 7, 2004.

Amendment to Stock Option Plan

Effective January 1, 2005, the TSX has amended its rules relating to share compensation arrangements for stock option plans. As a result of the TSX's revisions to compensation arrangements for stock option plans, we are amending our stock option plan as follows:

1. delete reference to a maximum number of shares issuable or reserved pursuant to the plan, and provide that the maximum number of common shares issuable pursuant to the plan shall be a "rolling" maximum equal to 10% of the outstanding common shares. Any increase in the issued and outstanding common shares will result in an increase in the available number of common shares issuable under the plan, and any exercises of options will make new grants available under the Plan;

2. amend the definition of "market price", being the lowest price that an exercise price of a stock option may be issued, to be in accordance with the revised TSX rules. Currently, the exercise price of a stock option cannot be lower than the closing price of the common shares on the TSX on the last trading day prior to the date of grant. The revised rules specify that the market price be based on the volume weighted average trading price of the common shares for the 5 trading days prior to the date of grant; and

3. in compliance with the TSX's rules, amend the plan to allow for the directors by resolution to amend the plan without shareholder approval, however, the directors will not be entitled to amend a stock option grant for a stock option held by an insider to lower the exercise price or to extend the expiry date.

The TSX's changes include that all security based compensation arrangements, including stock option plans, must be approved by shareholders every 3 years. Our plan was approved at a meeting of shareholders on January 6, 2004. Under the plan a maximum of 865,617 common shares may be issued (9.3% of the issued and outstanding common shares) and there are currently outstanding options entitling the holders to receive 333,230 common shares (3.4% of the issued and outstanding common shares).

The stock option plan will continue to have the following features after the proposed amendments:

1. our directors, officers, employees and consultants, or those of our subsidiaries, are eligible to receive options under the plan, which are non-transferable;

2. when exercising a stock option, the person exercising it has the right to require us to pay an "in the money" amount to him or her and the option will be terminated (the "Put Right"). The "in the money" amount is calculated by subtracting the exercise price of an option from the weighted average trading price of the common shares for the 5 days prior to giving notice to us of the election to exercise the right. Our board of directors has the ability to determine not to accept the notice and require the individual to exercise the option instead. The advantage to us of allowing for this right is that if the holder of the option exercises the right instead of exercising the option in the traditional manner, shares would not be issued, resulting in less dilution during the term of the plan. The person exercising the Put Right also has the right to subscribe for common shares, issued on a flow-through basis, at the same market price used to determine the "in the money" amount of such common shares with the proceeds of the exercise of the Put Right;

3. the plan provides that: (i) the aggregate number of common shares reserved for issuance to any one person under the plan must not exceed 5% of the then outstanding common shares; and (ii) the number of common

shares reserved for issuance, or issuable within 1 year, pursuant to the plan and all other share compensation arrangements shall not exceed 10% of the outstanding common shares;

4. the vesting arrangements are within the discretion of our board of directors;

5. the term of stock option grants are within the discretion of our board of directors, but cannot be longer than 10 years; and

6. options terminate on the earlier of 60 days after an optionholder ceasing to be at least one of an employee, director, officer or consultant of ours or a subsidiary of ours and their expiry date, except in the event of death or disability, in which case they expire on the earlier of 180 days and their expiry date.

Accordingly, at the Meeting, the following ordinary resolution will be presented:

> "BE IT RESOLVED, as an ordinary resolution of the shareholders of Rock Energy Inc. (the "Corporation"), that:
>
> 1. the stock option plan of the Corporation shall be amended as described under the heading "Amendment to Stock Option Plan" in the information circular relating to this meeting; and
>
> 2. any one officer or director of the Corporation be and is hereby authorized to execute and deliver all such agreements and documents, whether under the corporate seal or otherwise, and to take all action, as such officer or director shall deem necessary or appropriate to give effect to the foregoing resolution."

This resolution to amend the Stock Option Plan must be approved by a simple majority of votes cast by shareholders who vote in person or by proxy at the meeting in respect of this resolution.

DIRECTORS' AND OFFICERS' COMPENSATION

Composition and Role of the Compensation, Nomination and Governance Committee

The board of directors has appointed a Compensation, Nomination and Governance Committee comprised of Messrs. Brister, Clark and Wilson. The Compensation, Nomination and Governance Committee is charged with, among other things, the establishment and periodic review of our compensation philosophy, the compensation and performance standards for the Chief Executive Officer and the other executive officers and the approval of executive compensation disclosure. In addition the Compensation, Nomination and Governance Committee is charged with the responsibility of proposing new nominees to the Board, assessing the effectiveness of the Board and its individual members on an ongoing basis and reviewing corporate governance practices on a regular basis to ensure that they continue to be appropriate.

Compensation, Nomination and Governance Committee Report on Compensation

TO: The Shareholders of Rock Energy Inc.

Executive and Employee Compensation Strategy

Our compensation policies are founded on the principal that executive and employee compensation should be consistent with shareholders' interests and therefore the compensation strategy is significantly weighted towards a stock ownership compensation strategy. The objectives of the program are to attract and retain a high quality management and employee team and to motivate performance by tying a significant portion of the compensation to enhancement in share value and to encourage all employees to become significant shareholders. Any director, who is also an executive officer, is excused from the compensation committee and directors' meetings during any

discussion of his compensation. We do not have a pension plan or other form of formal retirement compensation. Our compensation plan consists of the following items:

- base salary
- long-term stock options
- bonuses

The compensation of all our employees, including executive officers, is consistent with the above policies. A description of the criteria used in each element of compensation is set forth below.

CEO Compensation

The compensation of the Chief Executive Officer is based on the same elements and principles as set out below.

Base Salaries

Our policy is that salaries for our executive officers, including the Chief Executive Officer, and other employees shall be competitive within our industry and generally at the median salary level among industry peer companies of similar size.

Long-Term Stock Options

Stock options are granted under our stock option plan to our directors, officers and employees upon their commencement of service. Additional grants are made periodically to recognize the exemplary performance of, or the special contribution by eligible individuals. An annual grant may be made to eligible individuals based on individual performance and our performance during the most recently completed financial year in relation to performance expected. Stock options are granted by our board on the recommendation of the chief executive officer, in the case of employees, and by the Compensation, Nomination and Governance Committee, in the case of the Chief Executive Officer.

The stock option plan is designed to motivate all employees to focus on the long-term interests of Rock and its shareholders. Options may be exercised at the market price in effect on the date of grant and the realizable value of the option grants is entirely dependent on the appreciation in the market price of the common shares. The options generally vest in one-third tranches beginning on the first anniversary of the grant date and usually expire one year after the vesting date.

Total option grants are presently limited to the number of shares permitted under the rules of the Toronto Stock Exchange. Stock option grants are determined by factors including the number of eligible individuals currently under the option plan and our future hiring plans, subject to limits under the rules of the Toronto Stock Exchange.

Bonuses

All full time employees are eligible to receive a bonus. The size of the bonus pool is based on the recommendation of the Compensation, Nomination and Governance Committee. In determining the bonus pool size, the Compensation, Nomination and Governance Committee considers:

- success in achieving company objectives;
- performance relative to benchmarks and peers;
- common share price performance;
- growth in cash flow and earnings per share;
- growth in asset value;
- progress in implementing the business strategy; and
- competitive issues pertaining to attracting quality personnel

Establishment and payment of bonuses is subject to approval of the board of directors and the board of directors has the right to amend or suspend the bonus plan at its discretion.

Summary

The Compensation, Nomination and Governance Committee believes that long term shareholder value is enhanced by competitive compensation based upon corporate performance achievements. Through the plans described above, a significant portion of the compensation for all employees, including executive officers, is based on corporate performance, as well as, where applicable, industry-competitive pay practices.

Compensation, Nomination and Governance Committee Members: Matthew J. Brister
Stuart G. Clark
James K. Wilson

Compensation of Named Executive Officers

The following table sets forth information concerning the compensation paid to our Chief Executive Officer and Chief Financial Officer and any other executive officers whose total salary and bonus exceeded $150,000 for the years ended December 31, 2004, March 31, 2004, 2003 and 2002 (collectively, the "Named Executive Officers").

					Long-term compensation			
		Annual compensation			Awards		Payouts	
Name and principal position	**Fiscal year**	**Salary ($)**	**Bonus ($)**	**Other annual compensation ($)**	**Securities under options granted (#)**	**Shares subject to resale restrictions ($)**	**LTIP payouts ($)**	**All other compensation ($)**
Allen J. Bey President and Chief Executive Officer	12-2004 2004[3]	76,500[4] 25,500[4]	Nil Nil	Nil[1] Nil[1]	Nil 79,734	Nil Nil	Nil Nil	Nil Nil
Peter D. Scott Vice President, Finance and Chief Financial Officer	12-2004 2004[3]	76,500[4] 25,500[4]	Nil Nil	Nil[1] Nil[1]	Nil 79,734	Nil Nil	Nil Nil	Nil Nil

Notes:

(1) The value of perquisites and other personal benefits received by the Named Executive Officers was not greater than 10% of total annual salary and bonus.
(2) 12-2004 represents the period for the nine months ended December 31, 2004; all other amounts represent the twelve months ended March 31 for the applicable year referenced.
(3) Messrs. Bey and Scott were appointed to their respective offices on January 6, 2004 and accordingly this information is for the period from January 6, 2004 to March 31, 2004 only.
(4) Represents $102,000 per year on an annualized basis.

Stock Options Granted During the Fiscal Year Ended December 31, 2004

There were no options granted to the Named Executive Officers during the fiscal year ended December 31, 2004.

The following sets forth information in respect of securities authorized for issuance under our equity compensation plans as at December 31, 2004.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	532,387	3.49	333,230
Equity compensation plans not approved by securityholders	-	-	-
Total	532,387	3.49	333,230

Note:
(1) Our stock option plan currently provides for the grant of a fixed number of common shares.

Stock Options exercised during the Fiscal Year Ended December 31, 2004 and Fiscal Year End Option Values

The following table sets forth with respect to the Named Executive Officers, the number of options exercised and the number of unexercised stock options and the value of in-the-money stock options based upon the closing price of the common shares of $3.51 on December 31, 2004.

Name	Securities acquired on exercise (#)	Aggregate value realized ($)	Unexercised stock options at year-end (#) exercisable / unexercisable	Value of unexercised in-the-money stock options at year-end ($) exercisable / unexercisable
Allen J. Bey	Nil	Nil	- / 79,734	- / 9,807
Peter D. Scott	Nil	Nil	- / 79,734	- / 9,807

Employment Arrangements

Currently there are no employment agreements or "change in control agreements" in place between us and any of our executive officers.

Directors

We have established a policy for the compensation of directors (other than directors who are also officers of Rock) whereby each outside director is entitled to receive an annual cash retainer of $4,000 plus a $500 per diem per meeting and options under our stock option plan. In addition, the Chairman of the Board and the Audit Committee each receive an additional $2,000 annual cash retainer. Directors are reimbursed for their out-of-pocket expenses incurred in carrying out their duties as directors.

Performance Graph

The following graph illustrates our five year cumulative shareholder return, as measured by the closing price of our (or our predecessor's) common shares at the end of each financial year, assuming an initial investment of $100 on December 31, 1999, compared to the S&P/TSX Composite Index, assuming the reinvestment of dividends where applicable.


140
120
100
80
60
40
20
0
1999/12
2000/12
2001/12
2002/12
2003/12
2004/12
Rock(1)
S&P/TSX Composite(2)

	1999/12	2000/12	2001/12	2002/12	2003/12	2004/12
Rock[(1)]	100	20.40	4.80	5.40	23.80	8.00
S&P/TSX Composite[(2)]	100	107	94	82	104	119

Notes:
(1) After giving effect to the 1:30 consolidation which occurred effective February 18, 2004.
(2) The S&P/TSX Composite Index was previously called the TSE 300 Index.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

In 1995, the Toronto Stock Exchange adopted a set of guidelines which were revised in 1999 (the "Guidelines") relating to corporate governance matters. The Guidelines address such matters as the constitution and independence of boards of directors, the functions to be performed by boards and their committees, and the relationship among a corporation's board, management and shareholders. All corporations listed on the Toronto Stock Exchange must now annually disclose their approach to corporate governance with specific reference to each of the fourteen specific Guidelines. Our disclosure with respect to the Guidelines is set forth in Schedule "A" hereto.

Our business strategy, operating strategy and business practices are overseen by our board of directors. Our board of directors meets regularly and is consulted with on major issues such as planning, acquisitions and divestitures and its focus is the protection of our assets and shareholder value. Our board of directors has established three standing committees to facilitate the carrying out of the board's duties and responsibilities and meeting applicable statutory and regulatory requirements. These three committees are the Audit Committee, the Compensation, Nomination and Governance Committee and the Reserves Committee. In addition, from time to time, ad hoc committees may be appointed when special circumstances dictate, with specific assignments for a limited duration.

The Audit Committee is comprised of the following three directors: Stuart G. Clark, Peter Malowany and James K. Wilson. The Audit Committee annually recommends to the board of directors the nomination of the external auditors to be appointed by the shareholders and maintains direct communications with such auditors. The Committee's responsibilities include overseeing of the nature and scope of the annual audit, assessing the independence of our auditors, approving the annual audit fee, reviewing our internal controls, reviewing financial reporting and financial statements and other mandatory disclosure releases containing financial information and recommending them for board approval. Given the scope and nature of our operations, together with the familiarity the directors have with its affairs and the nature and extent of our financial exposure, the board of directors has determined that the use of a formal internal audit process is unnecessary.

The Compensation, Nomination and Governance Committee is comprised of three directors. See "Directors' and Officers' Compensation – Composition and Role of the Compensation, Nomination and Governance Committee".

The Reserves Committee is comprised of the following three directors: Matthew J. Brister, Peter Malowany and Allen Bey. The Reserves Committee has responsibility for reviewing the appointment of independent engineers to evaluate our oil and gas reserves, reviewing the report of and meeting with the independent engineers and recommending approval of the reports relating to our oil and gas reserves, which are required to be filed pursuant to National Instrument 51-101, to the board of directors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of our insiders, proposed nominees for election as directors, or any associate or affiliate of such insiders or nominees since April 1, 2004, or in any proposed transaction which has materially affected or would materially affect us or any of our subsidiaries except as disclosed herein.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Our management is not aware of any material interest of any director or executive officer or anyone who has held office as such since the beginning of our last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the meeting, other than as is disclosed herein.

OTHER MATTERS

Our management knows of no amendment, variation or other matter to come before the meeting other than the matters referred to in the notice of annual general and special meeting. However, if any other matter properly comes before the meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person voting the proxy.

ADDITIONAL INFORMATION

Additional information relating to us is available on SEDAR at www.sedar.com. Our annual information form also contains disclosure relating to our audit committee and the fees paid to KPMG LLP in 2004. Financial information is provided in our comparative financial statements and management's discussion and analysis for the fiscal year ended December 31, 2004. To receive a copy of our financial statements and related management's discussion and analysis please contact our Chief Financial Officer at Rock Energy Inc., 1750, 530 – 8th Avenue S.W., Calgary, Alberta, T2P 3S8. If you wish, this information may also be accessed on SEDAR at www.sedar.com.

DIRECTORS' APPROVAL

The contents and the sending of this information circular - proxy statement have been approved by our directors.

Dated: March 9, 2005.

SCHEDULE "A"

Rock Energy Inc. Guideline Compliance Table

	Corporate Governance Guideline	Compliance	Commentary
1.	The Board should explicitly assume responsibility for stewardship of the Corporation, including:		
(a)	the adoption of a strategic planning process;	Yes	The board has a strategic planning process which involves ongoing meetings of the board to discuss strategic planning issues, with and without members of management.
(b)	the identification of principal risks of the Corporation's business and the implementation of appropriate systems to manage these risks;	Yes	Directly and through the audit committee, the board monitors and receives periodic reports respecting operations, internal controls and business risks from management and the external auditors and the independent reserve engineers. The identification of the principal risks of our business and the implementation of appropriate systems to manage these risks are two of the issues that the board is addressing in the ongoing strategic planning process.
(c)	succession planning, including appointing, training and monitoring senior management;	Yes	Given our size, the committee acts on an as-needed basis to fill specific requirements at senior management levels.
(d)	the Corporation's communications policy; and	Yes	The Board of individual members approve all of our major compliance and communication documents, including annual and quarterly reports, financing documents, press releases and other disclosure documents. In addition, the Board has delegated the responsibility for direct shareholder communications to the President and Chief Executive Officer and the Vice President, Finance and Chief Financial Officer, who are available to shareholders and the investment community to discuss our business and operations. Both the President and Chief Executive Officer and the Vice President, Finance and Chief Financial Officer can be reached at our investor's relations line at (403)218-4380.
(e)	the integrity of the Corporation's internal control and management information systems.	Yes	The Board has used our auditors and outside advisors to assess the integrity of our internal control and management information system.

Corporate Governance Guideline		Compliance	Commentary
2.	The Board should be constituted with a majority of individuals who qualify as unrelated directors.	Yes	Four of the five members of the board are unrelated directors.
3.	The analysis of the application of the principles supporting the conclusion in paragraph 2 above.	Yes	Of the current five members of the board, only one is a member of management. The remaining four are independent of management and are free from any interest and any business or other relationship (other than interests and relationships arising from shareholdings) which could, or could reasonably be perceived to, materially interfere with such directors' ability to act in our best interests.
4.	The Board should appoint a committee of directors composed exclusively of outside, i.e. non-management directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full Board new nominees to the Board and for assessing directors on an ongoing basis.	Yes	The Compensation, Nomination and Governance Committee, comprised of non-management directors, has assumed, amongst its mandates, the responsibility of proposing new nominees to the board and for assessing directors on an ongoing basis.
5.	The Board should implement a process to be carried out by the Nominating Committee or other appropriate committee for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors.	Yes	The Compensation, Governance and Nominating Committee will review annually effectiveness of our board of directors, its committees and the contribution of individual directors.
6.	The existence of an orientation and education program for new recruits to the Board.	No	Given our size and experience of our directors, there is no specific education and orientation program for new board members. Regular board meetings include meetings with management where new board members can familiarize themselves with our operations. The board will ensure that any new directors will be provided with suitable materials and training to assist in their orientation to us and to their roles within the Board; however, given that new directors are expected to be added infrequently, no formal orientation process is felt necessary at this time.
7.	The size of the Board and the impact of the number of directors upon the Board's effectiveness.	Yes	The board is currently comprised of five directors which the board believes is large enough to permit a diversity of views while not being too large to detract from the board's efficiency and effectiveness.

Corporate Governance Guideline		Compliance	Commentary
8.	The adequacy and form of the compensation of directors should realistically reflect the responsibilities and risk involved in being an effective director.	Yes	Directors are compensated by the grant of stock options under our stock option plan, annual cash retainer and per meeting per diems. Compensation levels are reviewed periodically by the compensation committee. Director's liability insurance is provided. The board believes that the compensation currently offered to directors, in form and in amount, adequately reflects the responsibilities and risk assumed by each member.
9.	Committees of the Board should generally be composed of outside directors, a majority of whom are unrelated directors.	Yes	A majority of the members of each of the board's committees are unrelated directors.
10.	The Board's responsibility for (or a committee of the Board's general responsibility for) developing the Corporation's approach to governance issues.	Yes	The Compensation, Nominating and Governance Committee has accepted the responsibility to enhance corporate governance through a continuing assessment of governance issues.
11.	The Board has developed:		
(a)	position descriptions for the Board and for the CEO, involving the definition of the limits to management's responsibilities; and	Yes	The board retains all powers not delegated by the board to management or Board Committees. The board remains responsible for directing our business and affairs and for supervising management. Given our size, it is felt that position descriptions for senior officers are not required at this time.
(b)	the corporate objectives for which the CEO is responsible for meeting.	Yes	The corporate objectives of the CEO include maximizing shareholder value, implementing our business plan which evolves over time through the strategic planning process, developing and staffing our management structure and providing effective communication between the board, management and shareholders. In addition, the CEO's performance will be measured annually against objectives set forth in the annual budget. The corporate objectives for the CEO is an additional issue that is being addressed in the ongoing strategic planning process.
12.	The structures and procedures ensuring the Board can function independently of management.	Yes	The board has appointed a chair of the board who is responsible for ensuring that the board can function independently of management.
13.			
(a)	The Audit Committee of the Board should be composed only of outside directors.	Yes	The Audit Committee consists of Stuart G. Clark, Peter Malowany and James K. Wilson, all of whom are outside directors.

	Corporate Governance Guideline	Compliance	Commentary
(b)	The roles and responsibilities of the Audit Committee should be specifically defined.	Yes	The Audit Committee has adopted a charter within a comprehensive list of practices to guide its activities in order to fulfill this mandate and provide further guidance to Audit Committee members respecting their reviews.
(c)	The Audit Committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate.	Yes	The Audit Committee: (i) reviews with our auditors and with management our accounting principles, policies and practices; (ii) reviews our audited consolidated financial statements with the auditors prior to their submission to the board for approval; and (iii) reviews with the auditors the adequacy of our accounting, financial and operating controls and review with our independent reserve engineer their annual reserve report.
(d)	The Audit Committee's duties should include oversight responsibility for management reporting on internal controls and should ensure that management has designed and implemented an effective system of internal controls.	Yes	The Audit Committee reviews and endorses the scope and adequacy of management's reporting and the results of the external audit activities.
14.	The existence of a system which enables an individual director to engage an outside adviser at the expense of the Corporation in appropriate circumstances.	Yes	A director or a group of directors may engage outside advisors at our expense, subject to Board approval.

ROCK ENERGY INC.

Notice of
Annual General and Special Meeting of Shareholders
to be held on Thursday, May 12, 2005

The annual general and special meeting of the shareholders of Rock Energy Inc. will be held at the Watermark Tower Conference Centre, #310, 530 – 8th Avenue S.W., Calgary, Alberta on Thursday, May 12, 2005, at 10:00 a.m. (Calgary time) to:

1. receive and consider our financial statements for the fiscal year ended December 31, 2004, together with the report of the auditors and the report of the board of directors;

2. fix the number of directors to be elected at the meeting at 5 members;

3. elect 5 directors;

4. appoint the auditors and to authorize the directors to fix their remuneration as such;

5. amend the Stock Option Plan to increase the plan limit to be 10% of the issued and outstanding common share balance in effect from time to time; and

6. transact such other business as may properly be brought before the meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the meeting are set forth in the information circular - proxy statement accompanying this notice.

If you are unable to attend the meeting in person we request that you date and sign the enclosed form of proxy and mail it to or deposit it with our Corporate Secretary, c/o Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 Attention: Proxy Department. In order to be valid and acted upon at the meeting, forms of proxy must be returned to the aforesaid address not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting or any adjournment thereof.

Only shareholders of record at the close of business on March 17, 2005, will be entitled to vote at the meeting, unless that shareholder has transferred any shares subsequent to that date and the transferee shareholder, not later than 10 days before the meeting, establishes ownership of the shares and demands that the transferee's name be included on the list of shareholders.

DATED at Calgary, Alberta this 9th day of March, 2005.

By order of the board of directors

"Allen J. Bey"

Allen J. Bey
President and Chief Executive Officer

rockenergy

Rock Energy closes first set of acquisition transactions with ELM/OPTIMUM

April 8, 2005

CALGARY, ALBERTA: Rock Energy Inc. (TSX:RE) is pleased to announce that it has closed the first series of acquisition transactions with six private corporations, including ELM Energy Management Ltd., and the four Optimum drilling partnerships representing approximately 27% of the total acquisitions announced on March 14, 2005. Rock has issued 3.1 million shares and $4.6 million in cash to the various entities. Following these acquisitions Rock has 12.35 million shares outstanding and no debt other than trade payables.

The balance of the transactions, including the Qwest Energy Corp transactions, are expected to close in May 2005 following the limited partners' meetings. The information circulars for these meetings are expected to be mailed in April 2005. Rock is expected to issue an additional 7.2 million shares and $19.0 million in cash, subject to closing adjustments, at the closing of the Qwest transactions in May.

Following closing of all the transactions Rock will have 19.6 million shares outstanding and total debt of $14 million against a $25 million bank facility. Production is anticipated to be 1,600 boe per day with a targeted exit rate of 2,700 to 2,900 boe per day. Cash flow for the year is projected to be $11.7 million or $0.71 per share based on WTI oil price of US$40.00 per barrel, AECO gas price of Cdn$6.25/mcf and a Canadian/US exchange rate of 1.25 to 1. After capital spending of $16 million, total debt at the end of the year is projected to be $16.5 million.

Advisory

This press release contains forward-looking statements that involve known and unknown risks, uncertainties, assumptions and other factors, some of which are beyond Rock's control, that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Rock believes that the expectations reflected in those forward-looking statements are reasonable at the time made but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this press release should not be unduly relied upon. These statements speak only as of the date of such information, as the case may be, and may be superseded by subsequent events. Rock does not intend, and does not assume any obligation, to update these forward-looking statements.

This press release contains references to barrels of oil equivalent (boe), boes maybe misleading, particularly if used in isolation. A boe conversion of 6 mcf to 1 barrel of oil

is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

For further information please visit our website at www.rockenergy.ca or contact:

Allen Bey
President & CEO
(403) 218-4380

or

Peter D. Scott
Vice President, Finance & CFO
(403) 218-4380

rockenergy

FORM 52-109F2

CERTIFICATION OF ANNUAL FILINGS DURING TRANSISTION PERIOD

I, Allen J. Bey, President and Chief Executive Officer of Rock Energy Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Rock Energy Inc.(the issuer) for the financial period ending December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based in my knowledge, the interim financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: March 14, 2004

(signed) "Allen J. Bey"

Allen J. Bey
President and
Chief Executive Officer

1750 Watermark Tower
530 - 8th Avenue S.W., Calgary, Alberta T2P 3S8
Main: (403) 218-4380 Fax: (403) 234-0598

File No. 82-34785

rockenergy

FORM 52-109F2

CERTIFICATION OF ANNUAL FILINGS DURING TRANSISTION PERIOD

I, Peter D. Scott, Vice President, Finance and Chief Financial Officer of Rock Energy Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Rock Energy Inc.(the issuer) for the financial period ended December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: March 14, 2005

(signed) "Peter D. Scott"

Peter D. Scott
Vice President, Finance and
Chief Financial Officer

1750 Watermark Tower
530 - 8th Avenue S.W., Calgary, Alberta T2P 3S8
Main: (403) 218-4380 Fax: (403) 234-0598

MANAGEMENT'S **DISCUSSION AND ANALYSIS**

Rock Energy Inc. ("Rock" or the "Company") is a public energy company engaged in the exploration for and development and production of crude oil and natural gas, primarily in Western Canada. Rock's corporate strategy is to grow and develop an oil and gas exploration and production company through internal operations and acquisitions. Rock's philosophy is to operate and have a high working interest in the majority of its production base.

Rock evaluates its performance based on net income, operating netback, funds from operations and finding and development costs. Funds from operations is used by the Company to analyze operations, performance, leverage and liquidity. Operating netback is a benchmark used in the oil and gas industry to measure the contribution of the oil and natural gas operations following the deduction of royalties, transportation costs, and operating expenses. Finding and development cost is another benchmark used in the oil and gas industry to measure the capital costs incurred by the Company to find and bring reserves on stream.

While there is greater competition in the oil and gas industry for resources, both technical personnel and third party services, and capital financing, the Company is addressing these issues through the addition of personnel with the expertise to develop opportunities on existing lands and control both operating and administrative cost structures. Rock also seeks to obtain the best commodity price available based on the quality of our produced commodities.

The following discussion and analysis is dated March 14, 2005 and is management's assessment of Rock Energy Inc.'s historical, financial and operating results, together with future prospects, and should be read in conjunction with the audited consolidated financial statements of Rock Energy Inc. for the nine months ended December 31, 2004. During the year, Rock changed its year end from March 31 to December 31.

BASIS OF PRESENTATION

Financial measures referred to in this discussion, such as funds from operations and funds from operations per share, are not prescribed by generally accepted accounting principles ("GAAP"). Funds from operations is a key measure that demonstrates the ability to generate cash flow necessary to fund future growth through capital investment. These non GAAP financial measures may not be comparable to similar measures presented by other companies. These financial measures are not intended to represent operating profits for the period nor should they be viewed as an alternative to cash provided by operating activities, net income or other measures of financial performance calculated in accordance with GAAP. Funds from operations per share is calculated using the same share basis which is used in the determination of net income per share.

Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one barrel ("bbl") is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All boe conversions in this report are derived by converting natural gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil. Certain financial values are presented on a boe basis and such measurements may not be consistent with those used by other companies.

This discussion contains forward-looking statements that involve risk and uncertainties. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made.

All financial amounts are in Canadian dollars unless otherwise noted.

Production

	9 MONTHS ENDED 12/31/04	12 MONTHS ENDED 03/31/04	3 MONTHS ENDED 03/31/04	3 MONTHS ENDED 03/31/03	QUARTERLY CHANGE
Gas (mcf/d)	**525**	507	665	542	23%
Oil (bbl/d)	**74**	73	71	89	(20%)
NGL (bbl/d)	**18**	19	19	20	(5%)
boe/d (6:1)	**179**	177	201	199	1%

Natural production declines during the year were offset by the re-completed non-operated Nordegg gas well that was on production in July 2004 (the Company agreed to equalize into this well late in the year). Additional production declines are expected from Medicine River as new capital is not planned for this area. However new production from the Plains core area is expected as we tie-in the production from the grass roots drilling program conducted in the last quarter of the year.

Product Prices

REALIZED PRODUCT PRICES	9 MONTHS ENDED 12/31/04	12 MONTHS ENDED 03/31/04	3 MONTHS ENDED 03/31/04	3 MONTHS ENDED 03/31/03	QUARTERLY CHANGE
Gas ($/mcf)	**6.78**	6.17	6.77	5.35	26%
Oil ($/bbl)	**48.53**	37.03	55.90	35.25	59%
NGL ($/bbl)	**42.53**	33.68	45.09	34.81	29%
boe (6:1)	**44.14**	36.64	46.48	33.79	38%

AVERAGE BENCHMARK PRICES	9 MONTHS ENDED 12/31/04	12 MONTHS ENDED 03/31/04	3 MONTHS ENDED 03/31/04	3 MONTHS ENDED 03/31/03	QUARTERLY CHANGE
Gas – NYMEX Daily Spot (US$/mcf)	**5.98**	5.31	6.35	5.09	25%
Gas – AECO C Daily Spot ($/mcf)	**6.95**	6.56	6.93	6.07	14%
Oil – WTI Cushing (US$/bbl)	**43.49**	31.36	48.28	31.18	55%
Oil – Edmonton Light ($/bbl)	**54.85**	41.80	57.71	39.56	46%
US$/Cdn$ exchange rate	**0.773**	0.740	0.819	0.760	8%

All of Rock's production is sold at spot price contracts; however, about half of our natural gas production is tied to aggregator contracts which contain a monthly pricing mechanism. Product prices for the fiscal year averaged $44.14 per boe. Prices on a boe basis during the final fiscal quarter were about 5% higher than the yearly average; and, 34% higher than the same fiscal quarter of 2003.

Revenue

The vast majority of the Company's revenue is derived from oil and gas operations. Other income represents interest income earned from cash invested in term deposits.

OIL & GAS REVENUE

	9 MONTHS ENDED 12/31/04	12 MONTHS ENDED 03/31/04	3 MONTHS ENDED 03/31/04	3 MONTHS ENDED 03/31/03	QUARTERLY CHANGE
Gas	**$ 978,217**	$ 988,433	$ 416,123	$ 264,294	57%
Oil	**$ 990,708**	$ 1,148,574	$ 366,865	$ 286,165	28%
NGL	**$ 209,638**	$ 231,614	$ 80,302	$ 62,728	28%
	$ 2,178,563	$ 2,368,621	$ 863,290	$ 613,187	41%
Other revenue	**$ 198,469**	$195,192	$ 66,299	$ 16,118	311%

Oil and natural gas revenue increased approximately 41% in the final fiscal quarter of 2004 from the same fiscal quarter of 2003, which is consistent with the increase in price realizations and slight increase in production. In the fiscal period ended December 31, 2004, the Company did not enter into any hedges, fixed price or volume arrangements.

Other interest income increased 311% in the final fiscal quarter of 2004 as it included interest received from invested funds generated from the January 2004 $15 million equity financing and from the $1 million private placement common share financing completed in the final quarter. Interest income is expected to decline over the next fiscal year as our capital program will reduce cash balances.

Royalties

	9 MONTHS ENDED 12/31/04	12 MONTHS ENDED 03/31/04	3 MONTHS ENDED 03/31/04	3 MONTHS ENDED 03/31/03	QUARTERLY CHANGE
Royalties	**$ 465,602**	$ 598,004	$ 69,118	$ 146,082	(53%)
As a percentage of oil and gas revenue	**21.4%**	25.2%	8.02%	23.8%	(66%)
Per boe (6:1)	**$ 9.43**	$ 9.25	$ 3.73	$ 8.05	(54%)

Royalties for the final fiscal quarter of 2004 were lower on a per boe and percentage of revenue basis compared to the same quarter in the previous fiscal year due to a one time favourable Alberta Energy crown adjustment relating to 2003 and 2004 production. All royalties for the period were incurred in Alberta.

Operating Expense

	9 MONTHS ENDED 12/31/04	12 MONTHS ENDED 03/31/04	3 MONTHS ENDED 03/31/04	3 MONTHS ENDED 03/31/03	QUARTERLY CHANGE
Operating expenses	**$ 416,464**	$ 451,882	$ 157,254	$ 93,614	68%
Per boe (6:1)	**$ 8.44**	$ 6.99	$ 8.48	$ 5.16	64%

Included in operating expenses for both the nine months ended and three months ended December 31, 2004 are transportation costs at $0.34 per boe and $0.89 per boe, respectively. Due to changes in marketing arrangements for our oil which resulted in a change in the timing of transfer of title of the commodity,

separately recording transportation costs became applicable for the final fiscal quarter of the year. The remaining increase in operating costs for the final fiscal quarter of 2004 relates to unexpected repairs and maintenance on a pump at one of the producing wells in Medicine River and higher production costs at the recently re-completed Nordegg well at Medicine River. Operating costs on a per boe basis for the nine months ended December 31, 2004 also increased due to the declining production base and fixed portion of costs associated with operations. Going forward, operating expense on a per boe basis for the Medicine River property have been budgeted to increase primarily due to natural production declines.

General and Administrative (G&A) Expense

	9 MONTHS ENDED 12/31/04	12 MONTHS ENDED 03/31/04	3 MONTHS ENDED 03/31/04	3 MONTHS ENDED 03/31/03	QUARTERLY CHANGE
Gross	**$ 1,150,774**	$ 985,637	$ 519,287	$ 267,014	94%
Per boe (6:1)	**$ 23.32**	$ 15.25	$ 28.02	$ 14.71	90%
Capitalized	**$ 402,603**	$ 263,108	$ 158,114	$ 121,211	30%
Per boe (6:1)	**$ 8.16**	$ 4.07	$ 8.53	$ 6.68	28%
Net	**$ 748,171**	$ 722,529	$ 361,173	$ 145,803	148%
Per boe (6:1)	**$ 15.16**	$ 11.18	$ 19.49	$ 8.03	143%

The Company continues to plan for future growth with the move into new office space in October 2004 and the addition of personnel needed to both the technical team and administrative team to achieve and control the planned growth. With the Company moving to the Toronto Stock Exchange in July 2004, additional fees were incurred thereby increasing the gross and net amounts. The Company continues to capitalize certain G&A expenses based on personnel involved in the exploration and development initiatives, including certain salaries and related overhead costs. G&A expenses are expected to rise in 2005 on an absolute basis as the staff compliment is higher for the entire year, but fall on a per boe basis as overall production increases.

Interest Expense

	9 MONTHS ENDED 12/31/04	12 MONTHS ENDED 03/31/04	3 MONTHS ENDED 03/31/04	3 MONTHS ENDED 03/31/03	QUARTERLY CHANGE
Interest expense (recovery)	**$ (108,057)**	$ 115,283	$ 231	$ 67,980	(100%)
Per boe (6:1)	**$ (2.19)**	$ 1.78	$ 0.00	$ 3.75	(100%)

Interest expense was recovered as a result of a reversal of an accrual made in the prior fiscal period in conjunction with flow-through shares issued. A filing position maintained by the Company was ultimately accepted by Canada Revenue Agency resulting in the recovery.

Depletion, Depreciation, and Accretion (DD&A)

	9 MONTHS ENDED 12/31/04	12 MONTHS ENDED 03/31/04	3 MONTHS ENDED 03/31/04	3 MONTHS ENDED 03/31/03	QUARTERLY CHANGE
D&D expense	**$ 334,505**	$ 290,370	$ 157,528	$ 77,109	104%
Per boe (6:1)	**$ 6.78**	$ 4.49	$ 8.50	$ 4.25	100%
Accretion expense	**$ 14,906**	$ 16,197	$ 6,013	$ 3,730	61%
Per boe (6:1)	**$ 0.30**	$ 0.25	$ 0.32	$ 0.21	52%

New reserves were added for some of the successful wells drilled in the period – proved reserves, used in the depletion calculation, increased by 42%, while probable reserves increased by 94%. As future capital is spent to tie-in the new wells and put production on stream, it is expected that some of the probable reserves will move to proved and reduce the depletion rate in the future.

The Company's asset retirement obligation ("ARO") represents the present value of estimated future costs to be incurred to abandon and reclaim the Company's wells and facilities. The discount rate used is 8%. Accretion represents the change in the time value of the asset retirement obligation ("ARO"). The underlying ARO may be increased over a period based on new obligations incurred from drilling wells or constructing facilities. Similarly this obligation can also be reduced as a result of abandonment work undertaken and reducing future obligations. During the nine months ended December 31, 2004 capital programs increased the underlying ARO by $203,260 (March 31, 2004: $33,479).

Income Tax

Rock does not have current income tax payable and does not expect to pay current taxes in the near future as the Company has, on a consolidated basis, resource pools and loss carryforwards available of approximately $47.0 million as set out below.

CEE	$	4.4 million
CDE	$	2.2 million
COGPE	$	3.8 million
UCC	$	3.1 million
Loss carryforwards	$	33.5 million

No benefit has been recognized on the financial statements for the tax assets in excess of book basis and a valuation allowance has been taken as a result. With greater certainty on the utilization of the pools in the future, the Company will recognize the benefit on the financial statements.

Funds from Operations and Net Income

	9 MONTHS ENDED 12/31/04	12 MONTHS ENDED 03/31/04	3 MONTHS ENDED 03/31/04	3 MONTHS ENDED 03/31/03	QUARTERLY CHANGE
Funds from operations	**$ 917,436**	$ 606,333	$ 404,397	$ 105,465	283%
Per boe (6:1)	**$ 18.59**	$ 9.38	$ 21.82	$ 5.81	276%
Per share (shares restated to affect 30 for 1 share consolidation)	**$ 0.10**	$ 0.13	$ 0.04	$ 0.03	33%
Diluted	**$ 0.10**	$ 0.13	$ 0.04	$ 0.03	33%
Net income	**$ 412,744**	$ 253,470	$ 182,577	$ 25,203	624%
Per boe (6:1)	**$ 8.36**	$ 3.92	$ 9.85	$ 1.39	609%
Per share (shares restated to affect 30 for 1 share consolidation)	**$ 0.05**	$ 0.05	$ 0.02	$ 0.01	100%
Diluted	**$ 0.05**	$ 0.05	$ 0.02	$ 0.01	100%
Weighted average shares outstanding, basic	**9,054,879**	4,790,196	9,180,697	3,627,850	153%
Diluted	**9,111,820**	4,842,848	9,243,296	3,627,850	155%

Per share amounts have been restated for all periods for the 30 for 1 share consolidation that occurred in February 2004. Weighted average shares outstanding increased for the fiscal year 2004 and the final fiscal quarter of 2004 due to the private placement equity issue completed in October 2004.

Funds from operations for the nine months ended December 31, 2004 were $0.9 million or $0.10 per share. Funds from operations for the final fiscal quarter of 2004 of $0.4 million or $0.04 per share improved 33% over the same period last year primarily due to higher production income, lower royalties and interest expense recovery. These positive impacts were partially offset by higher operating costs and higher G&A expenses.

Net income for the nine months ended December 31, 2004 was $0.4 million or $0.05 per share. Net income for the final fiscal quarter of 2004 of $0.2 million or $0.02 per share was 624% higher than the same fiscal quarter of 2003 due to the higher production income, and interest and income tax recovery.

Capital Expenditures

	9 MONTHS ENDED 12/31/04	12 MONTHS ENDED 03/31/04	3 MONTHS ENDED 03/31/04	3 MONTHS ENDED 03/31/03	QUARTERLY CHANGE
Land	**$ 2,157,443**	$ 53,889	$ 1,102,522	$ 219	n/a
Seismic	**577,112**	280,311	274,500	67,755	305%
Exploration drilling & completion	**1,173,612**	-	702,264	-	-
Development drilling & completion	**1,041,351**	358,590	1,041,351	(8,590)	n/a
Capitalized G&A	**402,603**	263,108	158,114	121,211	30%
Total exploration and development	**$ 5,352,121**	$ 955,898	$ 3,278,751	$ 180,595	1715%
Facilities	**523,721**	-	523,721	-	n/a
Total operations	**$ 5,875,842**	$ 955,898	$ 3,802,472	$ 180,595	2006%
Office equipment	**57,587**	67,881	49,750	12,030	313%
Total	**$ 5,933,429**	$ 1,023,779	$ 3,852,222	$ 192,625	1899%

Capital expenditures on oil and gas operations for the nine months ended December 31, 2004 include the drilling of 2.0 (2.0 net) gas wells, 4.0 (4.0 net) oil wells and 3.0 (3.0 net) dry and abandoned wells. Seven of the wells were drilled in Saskatchewan and the remaining two in Alberta. At December 31, 2004, no wells had been tied-in to facilities, but work had begun to equip and bring the six successful wells on stream. Land acquisitions resulted in the addition of 13,573 acres, 5,975 acres in Saskatchewan and 7,598 acres in Alberta.

Finding and Development costs

The following table summarizes Rock's finding and development costs for the period ended December 31, 2004.

TOTAL PROVED FINDING AND DEVELOPMENT COSTS	2004
Capital expenditures ($000)	$ 5,876
Reserve additions (Mboe)	273
Total proven finding and development costs ($/boe)	$ 21.52

TOTAL PROVED + PROBABLE FINDING AND DEVELOPMENT COSTS	
Capital expenditures ($000)	$ 5,876
Reserve additions (Mboe)	423
Total proven + probable finding and development costs ($/boe)	$ 13.89

Finding and development costs are skewed higher by a land and seismic component that represented about half of the capital spending for the nine months ended December 31, 2004. Land and seismic spending was high as a percentage of capital as the Company was initiating its grass roots exploration program. Finding and development costs do not include future development costs from the Company's independent reserve report.

Liquidity and Capital Resources

Our net working capital position as at December 31, 2004 totaled $12.0 million ($16.0 million at March 31, 2004), consisting mostly of term deposits, cash and refundable deposits. The decrease over March 31, 2004 levels primarily reflects the implementation of our grass roots exploration and development program with the drilling of nine (net – nine) wells. Rock had no debt at December 31, 2004 ($nil at March 31, 2004), other than trade payables of $2.2 million ($0.8 million at March 31, 2004).

Our current risked capital spending plan for 2005 is approximately $11.0 million on existing properties. Of this amount about $7.6 million or 68% is allocated to drilling and completions, including tie-ins and well-site facilities to bring production on stream. We were successful in acquiring tracts of land and have identified a number of prospects to continue our exploration and development program. This spending is split evenly between the first and second half of the calendar year. The balance of the spending plan is allocated to potential land acquisitions and seismic programs as we work to further build our inventory of prospects. Given our current working capital position and anticipated cash flow, we expect to fund this spending plan without utilizing outside sources of capital.

Rock announced on March 14, 2005, that it has agreed to acquire non-operated petroleum and natural gas properties from 14 different entities for aggregate consideration of 10.3 million shares and $25.4 million. The cash will come out of the existing balances and expected borrowings from a $25 million facility currently being finalized with a Canadian chartered bank. In aggregate, the properties are expected to produce approximately 1,250 boe/day in March 2005 and produce 2,000 boe/day in December 2005. The reserves were evaluated by

Gilbert Laustsen Jung Associates Ltd. effective January 1, 2005, totaling 2.899 million boe on a proved basis and 4.058 million on a proved plus probable basis. Included in the acquisitions are approximately 19,600 net (72,000 gross) acres of undeveloped land and seismic data. Following closing of all the transactions Rock expects to have $14.5 million of total debt. Currently identified capital spending plans on the acquired properties total $5.0 million, which will be funded through the new borrowing facility. Rock intends to rationalize the working interests in these properties through acquisitions, divestitures and swapping of interests whereby Rock will have higher working interests in the remaining properties and ultimately work towards operating these properties. Through the rationalization process, Rock plans to establish two new core areas in West Central Alberta and Northeast British Columbia along with the Corporation's existing Plains core area.

At December 31, 2004 and to date, Rock had 9,259,453 common shares outstanding and 532,387 stock options with an average exercise price of $3.49 per share.

Selected Quarterly Data

The following table provides selected quarterly information for Rock.

	3 MONTHS ENDED 12/31/04 (UNAUDITED)	3 MONTHS ENDED 09/30/04 (UNAUDITED)	3 MONTHS ENDED 06/30/04 (UNAUDITED)	3 MONTHS ENDED 03/31/04 (UNAUDITED)	3 MONTHS ENDED 12/31/03 (UNAUDITED)	3 MONTHS ENDED 09/30/03 (UNAUDITED)	3 MONTHS ENDED 06/30/03 (UNAUDITED)	3 MONTHS ENDED 03/31/03 (UNAUDITED)
Production (boe/d)	**201**	165	171	186	192	174	155	185
Oil and gas revenues	**$ 863,290**	$ 653,422	$ 661,851	$ 666,707	$ 613,187	$ 564,491	$ 524,146	$ 782,649
Price realizations ($/boe)	**$ 46.48**	$ 42.90	$ 42.54	$ 39.48	$ 34.78	$ 35.25	$ 37.13	$ 47.40
Royalties ($/boe)	**$ 3.73**	$ 14.70	$ 11.08	$ 11.16	$ 8.36	$ 9.81	$ 7.54	$ 12.66
Operating expense ($/boe)	**$ 7.59**	$ 9.15	$ 7.67	$ 6.56	$ 5.24	$ 7.91	$ 8.56	$ 9.60
Field netback ($/boe)	**$ 34.27**	$ 19.05	$ 23.79	$ 21.76	$ 21.18	$ 17.53	$ 21.03	$ 25.14
Net G&A expense	**$ 361,173**	$ 226,623	$ 160,375	$ 211,021	$ 145,803	$ 190,526	$ 175,093	$ 146,779
Stock-based compensation	**$ 58,279**	$ 50,708	$ 46,294	$ 46,296	$ nil	$ nil	$ nil	$ nil
Cash flow from operations	**$ 404,397**	$ 236,672	$ 276,367	$ 301,161	$ 105,465	$ 88,383	$ 111,324	$ 279 826
Per share (basic & diluted)	**$ 0.04**	$ 0.03	$ 0.03	$ 0.04	$ 0.03	$ 0.03	$ 0.04	$ 0.09
Net income	**$ 182,577**	$ 85,047	$ 145,120	$ 158,282	$ 25,203	$ 12,178	$ 57,807	$ 220,609
Per share (basic & diluted)	**$ 0.02**	$ 0.01	$ 0.02	$ 0.02	$ 0.01	$ 0.00	$ 0.02	$ 0.07
Capital expenditures	**$3,852,222**	$1,062,525	$1,018,682	$ 318,888	$ 192,625	$ 386,392	$ 125,874	$ 26,961

	AS AT 12/31/04	AS AT 09/30/04	AS AT 06/30/04	AS AT 03/31/04	AS AT 12/31/03	AS AT 09/30/03	AS AT 06/30/03	AS AT 03/31/03
Working capital ($000)	**$ 12,043**	$ 14,497	$ 15,323	$ 16,065	$ 2,881	$ 2,377	$ 2,675	$ 2,613

Note: Quarterly information has been re-stated for the retroactive adoption of the ARO accounting standard.

Contractual Obligations

In the course of its business, the Company enters into various contractual obligations including the following:

- royalty agreements
- processing agreements
- right of way agreements
- lease obligations for office premises.

Obligations with a fixed term are as follows:

	2005	2006	2007	2008	2009
Lease of office premises	$ 154,569	$ 128,807	0	0	0

Outstanding Share Data
There are no changes to Rock's outstanding share data at the date of this report.

Off Balance Sheet Arrangements
Rock does not have any special purpose entities nor is it party to any arrangement that would be excluded from the balance sheet.

Critical Accounting Estimates
Rock's financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). A comprehensive discussion of our significant accounting policies is contained in Note 2 to the audited consolidated financial statements. These accounting policies are subject to estimates and key judgments about future events, many of which are beyond our control. The following is a discussion of the accounting estimates that are critical to the financial statements.

Oil and Gas Accounting – Reserves Recognition Rock retained independent petroleum engineering consultants Gilbert Laustsen Jung Associates Ltd. to evaluate our oil and natural gas reserves, prepare an evaluation report, and report to the Company's Reserves Committee. The process of estimating oil and natural gas reserves is subjective and involves a significant number of decisions and assumptions in evaluating available geological, geophysical, engineering and economic data. These estimates will change over time as additional data from ongoing development and production activities becomes available and as economic conditions affecting oil and natural gas prices and costs change. Reserves can be classified as proved, probable or possible with decreasing levels of certainty to the likelihood that the reserves will be ultimately produced.

Oil and Gas Accounting – Full Cost Accounting Under the full cost method of accounting for exploration and development activities, all costs associated with these activities are capitalized. The aggregate net capitalized costs and estimated future abandonment costs, less estimated salvage values, is amortized using the unit-of-production method based on estimated proved oil and gas reserves resulting in a depletion expense. The depletion expense is most affected by the estimate of proved reserves and the cost of unproved properties. Unproved costs are reviewed quarterly to determine if proved reserves have been established, at which point the associated costs are included in the depletion calculation. Changes to any of these estimates may affect Rock's earnings.

Under the full cost method of accounting, the Company's investment in oil and gas assets is evaluated at least annually to consider whether the investment is recoverable and the carrying amount does not exceed the value of the properties, the "ceiling test". The carrying value of oil and natural gas properties and production equipment is compared to the sum of undiscounted cash flows expected to result from Rock's proved reserves. If the carrying value is not fully recoverable, the amount of impairment is measured by comparing the carrying value of property and equipment to the estimated net present value of future cash flows from proved plus probable reserves using a risk free interest rate. Any excess carrying value above the net present value of the future cash flows is recorded as a permanent impairment. Reserve, revenue, royalty and operating cost

estimates and the timing of future cash flows are all critical components of the ceiling test. Revisions of these estimates could result in a write down of the carrying amount of oil and gas properties.

Asset Retirement Obligations The Company recognizes the estimated fair value for an asset retirement obligation ("ARO") in the period in which it is incurred as a liability, and records a corresponding increase in the carrying value of the related asset. The future asset retirement obligation is an estimate based on the Company's ownership interest in wells and facilities and reflects estimated costs to complete the abandonment and reclamation as well as the estimated timing of the costs to be incurred in future periods. Estimates of the costs associated with abandonment and reclamation activities require judgment concerning the method, timing and extent of future retirement activities. The capitalized amount is depleted on a unit-of-production method over the life of the proved reserves. The liability amount is increased each reporting period due to the passage of time and this accretion amount is charged to earnings in the period. Actual costs incurred on settlement of the ARO are charged against the ARO. Judgments affecting current and annual expense are subject to future revisions based on changes in technology, abandonment timing, costs, discount rates and the regulatory environment.

Stock-based Compensation Stock options issued to employees and directors under the Company's stock option plan are accounted for using the fair value method of accounting for stock-based compensation. The fair value of the option is recognized as stock-based compensation expense and contributed surplus over the vesting period of the option. Stock-based compensation expense is determined on the date of an option grant using a Black-Scholes option pricing model. A Black-Scholes pricing model requires the estimation of several variables including estimated volatility of Rock's stock price over the life of the option, estimated option forfeitures, estimated life of the option, estimated risk free rate and estimated dividend rate. A change to these estimates would alter the valuation of the option and would result in a different related stock-based compensation expense.

Business Risks

Rock is exposed to a number of business risks, some of which are beyond its control like all companies in the oil and gas exploration and production industry. These risks can be categorized as operational, financial and regulatory.

Operational risks include generating, finding and developing, and acquiring oil and gas reserves on an economical basis (including acquiring land rights or gaining access to land rights), reservoir production performance, marketing, production, hiring and retaining employees and accessing contract services on a cost effective basis. We attempt to mitigate these risks by employing highly qualified staff and operating in areas where employees have expertise. In addition we outsource certain activities to be able to leverage on industry expertise, without having the burden of hiring full time staff given the current scope of operations. Typically the Company has outsourced the marketing functions. Rock is attempting to acquire oil and gas operations; however Rock will be competing against many other companies for such operations many of which will have greater access to resources. As a small company, gaining access to contract services may be difficult given the high activity levels the industry has been experiencing, but we will attempt to mitigate this risk by utilizing existing relationships.

Financial risks include commodity prices, the Canadian/US exchange rate and interest rates, all of which are largely beyond the Company's control. Currently we have not used any financial instruments to mitigate these risks. We would consider using these financial instruments depending on the operating environment. The Company also will

require access to capital. Currently Rock has no long-term debt in place but intends to use its debt capacity in the future in conjunction with the announced acquisitions. We intend to use prudent levels of debt to fund capital programs based on the expected operating environment. We also intend to access equity markets to fund opportunities, however the ability to access these markets will be determined by many factors, many of which will be beyond the control of the Company.

Rock is subject to various regulatory risks, principally environmental in nature. The Company has put in place a corporate safety program and a site-specific emergency response program to help manage these risks. The Company hires third party consultants to help develop and manage these programs and help Rock comply with current environmental legislation.

Reserves

Rock's reserves have been independently evaluated by Gilbert Laustsen Jung Associates Ltd. ("GLJ"). This is the first year GLJ has evaluated these reserves. The reserves as at December 31, 2004 have been evaluated in accordance with NI 51-101. The previous reserve report at March 31, 2004 followed this standard as well. The following tables provide a reconciliation of the reserves between the two reserve reports. NI 51-101 requires reserves to be reconciled on a net basis after royalty interest ("net interest"). Below we have reported reserves on both a working interest, before royalty interests, and net interest basis.

Reserves Reconciliation The following table is a reconciliation of Rock's "Gross Interest" reserves at year-end December 31, 2004 using GLJ's pricing and cost estimates.

RECONCILIATION OF COMPANY GROSS INTEREST RESERVES BY PRINCIPAL PRODUCT TYPE FORECAST PRICES AND COSTS

	OIL AND NGL			GAS			EQUIVALENT BOE		
FACTORS	PROVED (MBBL)	PROBABLE (MBBL)	PROVED PLUS PROBABLE (MBBL)	PROVED (MMCF)	PROBABLE (MMCF)	PROVED PLUS PROBABLE (MMCF)	PROVED (MBOE)	PROBABLE (MBOE)	PROVED PLUS PROBABLE (MBOE)
March 31, 2004	326	113	439	1,250	268	1,518	534	158	692
Extensions	186	160	346	650	573	1,223	294	257	551
Technical revisions	(35)	(82)	(117)	82	(148)	(66)	(21)	(108)	(129)
Discoveries									
Production	(25)	–	(25)	(144)	–	(144)	(49)	–	(49)
December 31, 2004	452	191	643	1,838	693	2,531	758	307	1,065

Note: Figures may not add due to rounding.

The following table is a reconciliation of Rock' s "Net Interest" reserves at year-end December 31, 2004 using GLJ's pricing and cost estimates.

RECONCILIATION OF COMPANY NET INTEREST RESERVES BY PRINCIPAL PRODUCT TYPE FORECAST PRICES AND COSTS

	OIL AND NGL			GAS			EQUIVALENT BOE		
FACTORS	PROVED (MBBL)	PROBABLE (MBBL)	PROVED PLUS PROBABLE (MBBL)	PROVED (MMCF)	PROBABLE (MMCF)	PROVED PLUS PROBABLE (MMCF)	PROVED (MBOE)	PROBABLE (MBOE)	PROVED PLUS PROBABLE (MBOE)
March 31, 2004	271	90	361	960	205	1,165	431	124	555
Extensions	158	139	297	531	497	1,028	247	222	469
Technical revisions	(33)	(63)	(96)	40	(113)	(73)	(26)	(82)	(108)
Discoveries									
Production	(19)	-	(19)	(104)	-	(104)	(36)	-	(36)
December 31, 2004	377	166	544	1,427	589	2,016	615	264	880

Note: Figures may not add due to rounding.

Reserves and Net Present Value (Forecast Prices and Costs) The following tables summarize Rock's remaining oil and gas reserve volumes along with the value of future net revenue utilizing GLJ's pricing and cost estimates.

	RESERVES			
	OIL AND NGL		GAS	
RESERVES CATEGORY	GROSS (MBBL)	NET (MBBL)	GROSS (MMCF)	NET (MMCF)
Proved Producing	276	226	1,443	1,118
Proved Non-Producing	125	108	380	300
Proved Undeveloped	52	43	14	10
Total Proved	453	377	1,837	1,428
Probable Additional	191	166	692	589
Total Proved Plus Probable	644	543	2,529	2,016

	NET PRESENT VALUE OF FUTURE NET REVENUE									
	BEFORE INCOME TAXES DISCOUNTED AT (% PER YEAR)					AFTER INCOME TAXES DISCOUNTED AT (% PER YEAR)				
RESERVES CATEGORY	0 ($000)	5 ($000)	10 ($000)	15 ($000)	20 ($000)	0 ($000)	5 ($000)	10 ($000)	15 ($000)	20 ($000)
Proved Producing	8,693	6,972	5,813	4,994	4,391	8,693	6,972	5,813	4,994	4,391
Proved Non-Producing	2,152	1,965	1,805	1,666	1,545	–	–	–	–	–
Proved Undeveloped	371	317	271	233	200	–	–	–	–	–
Total Proved	11,216	9,254	7,889	6,893	6,136	11,217	9,254	7,889	6,893	6,136
Probable Additional	3,502	2,571	2,009	1,633	1,363	3,446	2,544	1,996	1,627	1,360
Total Proved Plus Probable	14,719	11,824	9,898	8,526	7,499	14,663	11,798	9,885	8,520	7,496

Note: Figures may not add due to rounding.

Reserves and Net Present Value (Constant Prices and Costs) The following tables summarize Rock's remaining oil and gas reserve volumes along with the value of future net revenue utilizing GLJ's pricing based on benchmark reference prices posted at or near December 31, 2004 with adjustments for oil differential and gas heating values applied to arrive at a company average. Capital and operating costs were not inflated.

	RESERVES			
	OIL AND NGL		GAS	
RESERVES CATEGORY	GROSS (MBBL)	NET (MBBL)	GROSS (MMCF)	NET (MMCF)
Proved Producing	282	233	1,456	1,127
Proved Non-Producing	–	–	–	–
Proved Undeveloped	176	158	395	309
Total Proved	458	391	1,851	1,436
Probable Additional	183	165	698	593
Total Proved Plus Probable	641	556	2,549	2,029

	NET PRESENT VALUE OF FUTURE NET REVENUE									
	BEFORE INCOME TAXES DISCOUNTED AT (% PER YEAR)					AFTER INCOME TAXES DISCOUNTED AT (% PER YEAR)				
RESERVES CATEGORY	0 ($000)	5 ($000)	10 ($000)	15 ($000)	20 ($000)	0 ($000)	5 ($000)	10 ($000)	15 ($000)	20 ($000)
Proved Producing	9,790	7,541	6,107	5,133	4,403	9,790	7,541	6,107	5,133	4,436
Proved Undeveloped	1,354	1,201	1,072	960	862	1,354	1,201	1,072	960	862
Total Proved	11,144	8,742	7,179	6,093	5,298	11,144	8,742	7,179	6,093	5,298
Probable Additional	3,058	2,041	1,472	1,112	866	3,058	2,041	1,472	1,112	866
Total Proved Plus Probable	14,202	10,783	8,651	7,205	6,164	14,202	10,783	8,651	7,205	6,164

Note: Figures may not add due to rounding.

Pricing Assumptions

The following benchmark prices, inflation rates and exchange rates were used by GLJ for the Constant Prices and Costs evaluation and the Forecast Prices and Costs evaluation.

SUMMARY OF PRICING ASSUMPTIONS
AS OF DECEMBER 31, 2004
CONSTANT PRICE AND COSTS

EDMONTON PAR OIL PRICE 40 API (CDN$/BBL)	AECO GAS PRICE (CDN$/MCF)	NGL (CDN$/BBL)
46.54	6.79	37.73

SUMMARY OF PRICING AND COST RATE ASSUMPTIONS AS OF DECEMBER 31, 2004 FORECAST PRICES AND COSTS

	OIL				NGL			GAS			
YEAR	WTI @ CUSHING ($US/BBL)	EDMONTON REFERENCE PRICE ($/BBL)	MEDIUM 29 API ($/BBL)	HARDISTY HEAVY 12 API ($/BBL)	EDMONTON PROPANE ($/BBL)	EDMONTON BUTANE ($/BBL)	EDMONTON PENTANE ($/BBL)	SPEC ETHANE ($/BBL)	AECO C ($/MCF)	CDN/US EXCHANGE RATE	COST INFLATION RATE (%/YEAR)
2005	42.00	50.25	43.75	27.50	32.25	37.25	50.75	22.00	6.60	0.82	2
2006	40.00	47.75	41.50	28.50	30.50	35.25	48.25	21.25	6.35	0.82	2
2007	38.00	45.50	39.50	28.75	29.00	33.75	46.00	20.50	6.15	0.82	2
2008	36.00	43.25	37.75	27.25	27.75	32.00	43.75	20.00	6.00	0.82	2
2009	34.00	40.75	35.50	25.50	26.00	30.25	41.25	20.00	6.00	0.82	2
2010	33.00	39.50	34.25	24.75	25.25	29.25	40.00	20.00	6.00	0.82	2
2011	33.00	39.50	34.25	24.75	25.25	29.25	40.00	20.00	6.00	0.82	2
2012	33.00	39.50	34.25	24.75	25.25	29.25	40.00	20.00	6.00	0.82	2
2013	33.50	40.00	34.75	24.75	25.50	29.50	40.50	20.25	6.10	0.82	2
2014	34.00	40.75	35.50	25.50	26.00	30.25	41.25	20.75	6.20	0.82	2
2015	34.50	41.25	36.00	25.75	26.50	30.50	41.75	21.00	6.30	0.82	2
2016+	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	0.82	2

MANAGEMENT'S **REPORT**

To the Shareholders of Rock Energy Inc.

The financial statements of Rock Energy Inc. were prepared by management in accordance with appropriately selected generally accepted accounting principles in Canada. Management has used estimates and careful judgment, particularly in those circumstances where transactions affecting current periods are dependent on information not known for certain until a future period. The financial and operational information contained in this annual report is consistent with that reported in the financial statements.

Management is responsible for the integrity of the financial and operational information contained in this report. The Company has designed and maintains internal controls to provide reasonable assurance that assets are properly safeguarded and that the financial records are well maintained and provide relevant, timely and reliable information to management. The financial statements have been prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized in the notes to the financial statements.

External auditors appointed by the shareholders have conducted an independent examination of the corporate and accounting records in order to express their opinion on the financial statements. The Audit Committee has met with the external auditors and management in order to determine if management has fulfilled its responsibilities in the preparation of the financial statements. The Board of Directors has approved the financial statements on the recommendation of the Audit Committee.

Allen J. Bey
President and Chief Executive Officer
March 14, 2005

Peter D. Scott
Vice President, Finance and Chief Financial Officer
March 14, 2005

File No. 82-34785

rockenergy INC.

Rock Energy files Annual Information Form

March 28, 2005

Calgary, ALBERTA: Rock Energy Inc. (TSX: RE) today filed its Annual Information Form that includes Rock's reserves data and other oil and gas information for the year ended December 31, 2004, as mandated by National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities of the Canadian Securities Administrators.

Copies of Rock's Annual information Form may be obtained on www.sedar.com or the company website at www.rockenergy.ca.

Rock Energy Inc. is a Calgary, Alberta, Canada based oil and natural gas exploration development and production company.

For further information contact:

Allen Bey President & CEO
(403) 218-4380

or

Peter Scott
Vice President, Finance & CFO
(403) 218-4380

SHARE SALE AGREEMENT

MARCH 14, 2005

(SHARES OF 1143734 ALBERTA LTD.)

BETWEEN

ELM ENERGY MANAGEMENT LTD.

AND

ROCK ENERGY INC.

TABLE OF CONTENTS

SCHEDULES

SHARE SALE AGREEMENT

THIS AGREEMENT made the 14th day of March, 2005.

BETWEEN:

ELM ENERGY MANAGEMENT LTD., a corporation having an office and carrying on business in the City of Calgary, in the Province of Alberta (hereinafter referred to as "**Vendor**")

AND

ROCK ENERGY INC., a corporation having an office and carrying on business in the City of Calgary, in the Province of Alberta (hereinafter referred to as "**Purchaser**")

WHEREAS Purchaser wishes to acquire the Shares from Vendor and Vendor wish to sell the Shares to Purchaser on the terms and conditions contained within this Agreement.

NOW THEREFORE in consideration of the promises and mutual covenants contained in this Agreement, the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement (including the recitals hereto, this Section and each Schedule) the words set forth below shall have the meanings ascribed thereto below, namely:

(a) "**AEUB**" means the Alberta Energy and Utilities Board;

(b) "**Accounting Adjustment**" means the amount determined as such pursuant to the Accounting Adjustment Schedule;

(c) "**Accounting Adjustment Estimate**" has the meaning given it in the Accounting Adjustment Schedule;

(d) "**Accounting Adjustment Schedule**" means the schedule attached as Schedule I;

(e) "**Accounting Firm**" as the context requires has the meaning ascribed thereto in the Accounting Adjustment Schedule;

(f) "**AFE**" means the authorities for expenditure, if any, set forth in Schedule C;

(g) "**Affiliate**" in relation to any Person means any other Person that controls the first-mentioned Person; is controlled by the first-mentioned Person or is controlled by the same Person that controls the first-mentioned Person, for which purpose a corporation shall be deemed to be controlled by those Persons who own or effectively control, other than by way of security only, sufficient voting shares of the corporation (whether directly through the ownership of shares of the corporation or indirectly through the ownership of shares of another corporation that owns the shares of the corporation) to elect the majority of its board of directors;

(h) "**this Agreement**", "**herein**", "**hereto**", "**hereof**" and similar expressions refer to this Share Sale Agreement, as amended from time to time;

(i) "**Applicable Laws**" means applicable corporate and securities laws, regulations and rules, all policies thereunder and rules of applicable stock exchanges;

(j) "Assets" means the Petroleum and Natural Gas Rights, the Tangibles and the Miscellaneous Interests;

(k) "**Base Purchase Price**" has the meaning ascribed thereto in Section 2.1, subject to adjustments as provided herein;

(l) "**Business Day**" means any day which is not a Saturday, Sunday or statutory holiday in Calgary, Alberta;

(m) "**Canadian Dollar**" or "**$**" means a Canadian dollar;

(n) "**Cash Portion**" has the meaning ascribed thereto in Section 2.1(a);

(o) "**Closing**" means the delivery, on the Closing Date, of the Shares, duly endorsed for transfer, and the payment of the Consideration and the delivery of the other certificates and documents required by Sections 5.1 and 5.2;

(p) "**Closing Date**" means the later of (i) April 7, 2005 and (ii) the date which is one Business Day after Rock Energy Inc. has received regulatory approval to issue the Rock Energy Inc. shares pursuant to this Agreement, provided the Closing Date shall not be later than April 15, 2005;

(q) "**Closing Time**" means 10:00 a.m. Calgary time on the Closing Date, or such other time as is mutually agreed in writing by the Parties;

(r) "**Company**" means 1143734 Alberta Ltd.;

(s) "**Consideration**" has the meaning ascribed thereto in Section 2.1;

(t) "**Data**" means all records, data and information owned by Vendor including Seismic Data directly relating to the Petroleum and Natural Gas Rights or the Tangibles, including well files, lease files, agreement files and production records (including the Title and Operating Documents);

(u) "**Disclosure Schedule**" means the schedule attached as Schedule C;

(v) "**Effective Date**" means 12:01 a.m., Calgary Time on January 1, 2005;

(w) "**Encumbrances**" means any and all Royalties, Security Interests and other encumbrances and adverse claims, of any kind or character whatsoever;

(x) "**Environment**" means any and all natural components of the earth and atmosphere, including without limitation:

   (i) the air, land, soil and subsurface soil;

   (ii) water, groundwater, surface water and aquifers; and

(iii) plants, animals, living organisms and all organic and inorganic matter;

and "**Environmental**" has a corresponding meaning;

(y) "**Environmental Liabilities**" means all past, present and future Losses and Liabilities of the Company that:

(i) relate to the Assets or that arise in connection with the ownership thereof or Operations pertaining thereto; and

(ii) relate to or are associated with the Environment, including those that relate to or are associated with:

(A) transportation, storage, use or disposal of toxic or hazardous substances;

(B) release, spill, escape or emission of toxic or hazardous substances; or

(C) pollution or contamination of or damage to the Environment;

including, without limitation, liabilities to compensate Third Parties for damages and losses resulting from the items described in items (i) and (ii) above (including, without limitation, damage to property, personal injury and death) and obligations to take action to prevent or rectify damage to or otherwise protect the Environment including the effects of, and the costs of complying with, any order, direction or claim of any Governmental Entity in respect of any of foregoing;

(z) "**GAAP**" means generally accepted accounting principles and practices in effect in Canada from time to time;

(aa) "**Governmental Entity**" means any court or tribunal having jurisdiction or any federal, provincial, state, local, municipal, canton, territory or other governmental body, agency, authority, department, commission, board or instrumentality;

(bb) "**GST**" means the Goods and Services Tax prescribed by Part IX of the *Excise Tax Act* (Canada), R.S.C. 1985, c.E-15;

(cc) "**Holdback Amount**" has the meaning ascribed thereto in Section 2.2;

(dd) "**Interim Period**" means the period from the Effective Date to the Closing Date;

(ee) "**Interim Period Revenues**" has the meaning given it in the Accounting Adjustment Schedule;

(ff) "**Interim Statement of Adjustments**" has the meaning given it in the Accounting Adjustment Schedule:

(gg) "**Lands**" means the Petroleum Substances within, under or upon the lands described in the Land Schedule, subject to the restrictions and exclusions set forth therein as to Petroleum Substances and geological formations, and any other interests in oil and gas properties legally or beneficially owned by Vendor;

(hh) "**Land Schedule**" means Schedule "A" attached hereto;

(ii) "**Leases**" means the leases, licenses, permits and similar documents of title described in the Land Schedule by virtue of which the holder thereof is entitled to drill for, win, take, own or remove Petroleum Substances within, upon or under the Lands and includes, if applicable, all renewals and extensions of such documents and all documents issued in substitution therefor;

(jj) "**Losses and Liabilities**" means (i) losses, costs, damages and expenses which a Party suffers, sustains, pays or incurs (including legal fees on a "solicitor and his own client" basis), lawsuits, claims, demands, proceedings, expenses and charges suffered, sustained, paid, commenced, threatened or incurred and (ii) any and all liabilities and obligations, whether under common law, in equity, under the Regulations or otherwise; whether tortious, contractual, vicarious, statutory or otherwise; whether absolute or contingent; whether directly or as the result of a claim by a Third Party, and whether based on fault, strict liability or otherwise;

(kk) "**Miscellaneous Interests**" means the Company's interests in all property, assets, interests and rights (other than the Petroleum and Natural Gas Rights and the Tangibles) directly related to the Petroleum and Natural Gas Rights or the Tangibles but only to the extent such property, assets, interests and rights are directly related to Petroleum and Natural Gas Rights or the Tangibles, including without limitation any and all of the following:

(i) contracts and agreements directly related to the Petroleum and Natural Gas Rights or the Tangibles including, without limitation, the Title and Operating Documents;

(ii) the Surface Rights;

(iii) the Data; and

(iv) all Wells, including the wellbores of and casing for the Wells,

but specifically excludes (a) Petroleum Substances produced prior to the Effective Date and (b) accounts receivable accruing prior to the Effective Date;

(ll) "**Parties**" means Vendor and Purchaser, collectively, and "**Party**" means any one of them;

(mm) "**Permitted Encumbrances**" means:

(i) liens for taxes, assessments and governmental charges for which payment is not due;

(ii) liens incurred or created in the ordinary course of business as security in favour of the person who is conducting the development or operation of the property to which such liens relate for the Company's proportionate share of costs and expenses of such development or operation for which payment is not due;

(iii) mechanics', builders' and materialmen's liens in respect of services rendered or goods supplied for which payment is not due;

(iv) easements, rights of way, servitudes and other similar rights in land (including, without limitation, rights of way and servitudes for roads; railways; sewers; drains; gas and oil pipelines; gas and water mains and electric light, power, telephone, telegraph and cable television conduits, poles, wires and cables);

(v) the right reserved to or vested in any municipality or government or other public authority by the terms of any Lease, license, franchise, grant or permit or by any Regulations, to terminate any such Lease, license, franchise, grant or permit or to require annual or other periodic payments as a condition of the continuance thereof;

(vi) rights of general application reserved to or vested in any Governmental Entity to levy Taxes on the Assets or any of them or the income therefrom, and governmental requirements and limitations of general application;

(vii) royalty burdens, liens, adverse claims, penalties, reductions in interests and other encumbrances set out (A) in the Land Schedule or (B) in the Title and Operating Documents to the extent that they would constitute Permitted Encumbrances under subsections (i) to (vi) and (viii) of this definition; and

(viii) the reservations, limitations, provisions and conditions in any original grants from the Crown or freehold lessors of any of the Lands or interests therein and statutory exceptions to title;

(nn) "**Person**" means any individual or entity, including any partnership, body corporate, trust, unincorporated organization, union, governmental body and any heir, executor, administrator or other legal representative of an individual;

(oo) "**Petroleum and Natural Gas Rights**" means (i) all of the interest of the Company in the Leases (to the extent they pertain to the Lands) including, without limitation, the interests that are attributed to the Company in the Land Schedule, (ii) the fee simple interests (if any) in mines and minerals in the Lands attributed to the Company in the Land Schedule, and (iii) all of the interest of the Company (if any) in royalties, net profits interests and similar interests including, without limitation, the interests attributed to the Company in the Land Schedule;

(pp) "**Petroleum Substances**" means crude oil, petroleum, natural gas, natural gas liquids, coalbed methane and other related hydrocarbons (except coal) and any and all other substances (including sulphur), whether liquid, solid or gaseous and whether hydrocarbons or not, produced in association therewith, the rights to which are granted pursuant to the Leases;

(qq) "**Post-Closing Adjustments**" has the meaning ascribed thereto in the Accounting Adjustment Schedule;

(rr) "**Prior Transaction**" means the transaction described in Schedule J;

(ss) "**Purchaser**" means Rock Energy Inc.;

(tt) "**Purchaser's Counsel**" means Burnet Duckworth & Palmer LLP;

(uu) "**Purchaser Financial Statements**" means the audited financial statements of the Purchaser for the year ended March 31, 2004 and the draft unaudited financial statements for the period ended December 31, 2004;

(vv) "**Purchaser's Shares**" has the meaning ascribed thereto in Section 2.1(b);

(ww) "**Purchaser GLJ Reserve Report**" means the reserve report effective December 31, 2004 prepared by GLJ on the petroleum and natural gas reserves of the Purchaser;

(xx) **"Purchaser Public Documents"** means all documents or information filed by or on behalf of Purchaser in compliance or intended compliance with Applicable Laws;

(yy) **"Regulations"** means all laws, orders, statutes, rules, by-laws, decrees, regulations, directives, judgments, declarations and similar pronouncements made by the Crown, by the Regulatory Agencies or by any other Governmental Entity and includes the terms and conditions of all permits, licences, authorizations or approvals issued by Governmental Entities except to the extent such permits, licences, authorizations or approvals comprise a Title and Operating Document;

(zz) **"Regulatory Agencies"** means the AEUB and all other agencies, governmental bodies and departments having jurisdiction over any of the Assets;

(aaa) **"Representatives"** means a Party's directors, officers, employees, representatives, agents, professional advisors, and Affiliates, and the directors, officers, employees, representatives, agents and professional advisors of its Affiliates;

(bbb) **"Royalties"** means all royalties, burdens, profits interests, production payments and similar interests reserved or payable (by way of a share in production of Petroleum Substances or by way of money) to the Crown, lessors and other Persons in respect of or relating to the production or sale of Petroleum Substances;

(ccc) **"Sale, Processing and Transportation Agreements"** means agreements for the sale of Petroleum Substances produced from the Lands or the lands pooled or unitized therewith and agreements providing for the gathering, transportation, compression, processing, treatment or storage of Petroleum Substances produced from the Lands or lands pooled or unitized therewith, if any, set out in Schedule B;

(ddd) **"Security Interest"** means any mortgage, charge, pledge, lien, hypothec, assignment by way of or in effect as security, or security interest whatsoever, but does not include a right of set-off or a set-off;

(eee) **"Seismic Data"** means seismic data owned by the Company, including surveyors' ground elevation records, shot point maps, drillers' logs, shooters' records, seismograph records, seismograph magnetic tapes, monitor records, field records and record sections, excluding maps and interpretations made therefrom;

(fff) **"Shares"** means 4,191,006 common shares in the share capital of Company being all of the shares of the Company owned by Vendor on the Closing Date;

(ggg) **"Surface Rights"** means all rights to use or occupy the surface of lands (including, but not limited to, the Lands) which are used or held for use in connection with the Petroleum and Natural Gas Rights or the Tangibles, including rights to enter upon and occupy the surface of the lands on which the Tangibles and the Wells are located and rights to use the surface of the lands to gain access thereto;

(hhh) **"Survival Period"** means the period of 12 months starting on the Closing Date;

(iii) **"Tangibles"** means the interests of the Company that are directly related to the Petroleum and Natural Gas Rights in all other tangible depreciable property and assets used or intended to be used in producing, processing, gathering, treating, storing, measuring or injecting Petroleum

Substances or any of them from the Lands or lands pooled or unitized therewith or in connection with water injection or removal operations that pertain to the Petroleum and Natural Gas Rights, including, without limitation, all Wells, gas plants, oil batteries, production equipment, pipelines, pipeline connections, meters, dehydrators, motors, inventory, compressors, treaters, dehydrators, scrubbers, separators, pumps, tanks, boilers and communication equipment;

(jjj) "**Tax**" or "**Taxes**" means all taxes, fees, stamp taxes, duties, levies and other charges and assessments, together with any interest, fines, or penalties, with respect thereto charged or imposed upon the Company, the Assets or the businesses of the Company by any Governmental Entity, including all federal, state, local, municipal, provincial, territorial, and other income, franchise, profits, capital gains, capital stock, transfer, sales, use, occupation, property, excise, severance, windfall profits, stamp, licence, payroll, withholding, production, value-added, GST and other taxes, assessments, charges, duties, fees, levies or other governmental charges of any kind whatsoever (whether payable directly, by withholding or indirectly pursuant to a contractual obligation to indemnify any Person, and whether or not requiring the filing of a Tax Return);

(kkk) "**Tax Act**" means the *Income Tax Act* (Canada), R.S.C. 1985, c.1, as amended;

(lll) "**Tax Returns**" means all returns, reports, declarations, elections, filings, designations, information returns and statements filed or required to be filed with Governmental Entities in respect of Taxes;

(mmm) "**Third Party**" means any Person other than Vendor or Purchaser or their respective Affiliates;

(nnn) "**Title and Operating Documents**" means, to the extent directly related to the Petroleum and Natural Gas Rights or the Tangibles, (i) the Leases, (ii) assignments, trust declarations, operating agreements, royalty agreements, overriding royalty agreements, gross overriding agreements, participation agreements, farm-in agreements, sale and purchase agreements, pooling agreements, common stream agreements, easements, surface leases and pipeline crossing agreements, (iii) agreements for construction, ownership and operation of gas plants, gas gathering systems and other facilities, (iv) permits, licenses and approvals and (v) other agreements which relate to the Petroleum and Natural Gas Rights or the Tangibles or the ownership, operation or exploitation thereof;

(ooo) "**TSX**" means the Toronto Stock Exchange;

(ppp) "**Vendor' Counsel**" means Bennett Jones LLP; and

(qqq) "**Wells**" means all wells (including without limitation producing, shut-in, suspended, capped, abandoned, injection and disposal wells) located on the Lands or lands pooled or unitized therewith.

1.2 Interpretation

Unless otherwise stated or the context otherwise necessarily requires, in this Agreement:

(a) the insertion of headings in this Agreement is for convenience of reference only and shall not affect the construction or the interpretation of this Agreement;

(b) if there is any conflict or inconsistency between a provision in the body of this Agreement and that contained in a Schedule or any specific conveyance, assignment, transfer, novation or other

document or instrument pertaining to the acquisition of the Assets by Purchaser, the provision in the body of this Agreement shall prevail;

(c) references herein to any agreement or instrument, including this Agreement, shall be a reference to the agreement or instrument as varied, amended, modified, supplemented or replaced from time to time;

(d) the terms "in writing" or "written" include printing, typewriting or facsimile transmission;

(e) references to a statute shall be a reference to: (i) such enactment as amended or reenacted from time to time and every statute that may be substituted therefor; and (ii) the regulations, bylaws or other subsidiary legislation made pursuant to such statute;

(f) words importing the singular number only shall include the plural and vice versa, and words importing the use of any gender shall include all genders;

(g) a reference to time shall, unless otherwise specified, refer to Mountain Standard Time or Mountain Daylight Savings Time during the respective intervals in which each is in force in Alberta;

(h) "including", "includes" and like terms means "including without limitation" and "includes without limitation";

(i) any representation or warranty that is made on the basis of the knowledge or awareness of a Party, shall include only such actual knowledge or awareness of the current officers of such Party and shall not include the knowledge and awareness of any other person or any constructive or imputed knowledge;

(j) the terms "this Agreement", "hereof", "hereunder" and similar expressions refer to this Agreement in its entirety and include any agreement supplemental hereto; and

(k) unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Clauses, Sections and Paragraphs and Subparagraphs are to Articles, Clauses, Sections and Paragraphs of this Agreement and references herein to Schedules are references to Schedules to this Agreement.

1.3 Schedules

The following schedules are attached to, form part of and are incorporated in the Agreement:

Schedule A	Land Schedule
Schedule B	Sale, Processing and Transportation Agreements
Schedule C	Disclosure Schedule
Schedule D	Form of Officer's Certificate of Vendor
Schedule E	Form of Officer's Certificate of Purchaser
Schedule F	Resignation and Release of President of Company

Schedule G		Release and Discharge of President of Company by Purchaser and the Company
Schedule H	-	[intentionally left blank]
Schedule I	-	Accounting Adjustment Schedule
Schedule J	-	Prior Transaction with Exhibit I attached

ARTICLE 2
PURCHASE AND SALE

2.1 Purchase and Sale

Upon the terms and subject to the conditions of this Agreement, Purchaser hereby agrees to purchase the Shares from Vendor and Vendor hereby agree to sell and convey the Shares to Purchaser on the Closing Date at and for a consideration (the "**Consideration**") of:

(a) $191,808 (the "**Cash Portion**") plus or minus, as the case may be, the adjustments provided for herein; and

(b) 976,248 common shares of Purchaser (the "**Purchaser's Shares**"), which the Parties agree have an aggregate value of $3,999,198 (the "**Purchaser's Shares Value**").

The Cash Portion and the Purchaser's Shares Value shall be collectively referred to as the "**Base Purchase Price**".

2.2 Accounting Adjustment and Holdback

The Cash Portion of the Base Purchase Price will be:

(a) decreased by the amount of the Accounting Adjustment if it is a positive amount; and

(b) increased by the amount of the Accounting Adjustment if it is a negative amount.

An amount of $100,307 from the Cash Portion (the "Holdback Amount") shall be held back by Purchaser at Closing up until September 15, 2005 to cover any net adjustments in favour of Purchaser pursuant to this Section 2 and the Accounting Adjustment Schedule. Upon the termination of such holdback period, Purchaser shall immediately pay to Vendor the Holdback Amount less any net adjustments mentioned above.

Adjustments to the Purchase Price pursuant to this Section 2.2 will be paid at the times specified in the Accounting Adjustment Schedule.

2.3 Closing Statement

No later than 5:00 p.m. on the day which is two Business Days before the Closing Date, Vendor shall deliver to Purchaser:

(a) the Interim Statement of Adjustments as required by Clause 4 of the Accounting Adjustment Schedule; and

(b) a statement setting out the total cash amount payable by Purchaser to Vendor on the Closing Date pursuant to Section 2.4;

(the "**Closing Statement**").

2.4 Closing Funds and Share Delivery

On the Closing Date, Purchaser shall pay to Vendor an amount equal to Vendor's Cash Portion:

(a) plus or minus, as the case may be, of an amount equal to Vendor's Accounting Adjustment Estimate;

(b) minus Vendor's Holdback Amount specified in Section 2.2.

In addition, on the Closing Date, Purchaser shall deliver to Vendor, a certificate for the Purchaser's Shares duly issued in the name of Vendor.

2.5 Purchaser's Shares

(a) With respect to the certificate representing the Purchaser's Shares to be issued to the Vendor at Closing:

   (i) Vendor acknowledges that such certificate shall have endorsed thereon the legend required by section 2.5(2)(3) of MI 45-102 Resale of Securities (the "Legend"); and

   (ii) Purchaser agrees that it will instruct the registrar and transfer agent for its common shares to remove the Legend for any share certificates which result from the transfer of the Shares by a Vendor to the shareholders of such Vendor provided that it receives a certificate from an officer of such Vendor stating that the aforesaid transfer is incidental to the bona fide dissolution and winding-up of such Vendor and an opinion from such Vendor's Counsel respecting same addressed to Purchaser and Computershare Trust Company of Canada.

2.6 Tax Returns and Filings

After Closing, Purchaser shall be responsible for, and shall cause Company to, prepare and file all Tax Returns of the Company in respect of the change of control at the Closing Date.

2.7 Interim Period

During the Interim Period, Vendor will maintain its interest in the Assets on the same basis as described in Article 8 of the Asset Purchase and Sale Agreement described in Schedule J and each of Vendor and Purchaser agree to be bound by the provisions of such Article 8, as though they were incorporated herein by reference as separate contractual obligations between Vendor and Purchaser.

ARTICLE 3
CLOSING

3.1 Closing

The Closing shall take place at 10:00 a.m. on the Closing Date at the offices of Purchaser's Counsel, 1400, 350 7th Avenue S.W., Calgary, Alberta, Canada.

ARTICLE 4
CONDITIONS TO THE CLOSING

4.1 Conditions Precedent to Closing of Purchaser

The obligation of Purchaser to purchase the Shares pursuant hereto is subject to the satisfaction at or prior to the Closing Date of the following conditions, which are for the exclusive benefit of Purchaser and may be waived by Purchaser:

(a) Representations: the representations and warranties made by Vendor in Section 6.1 hereof shall be true as of the Closing Date as if made on and as of such date (except for representations and warranties which refer to another date, which shall be true as of that date) and Vendor shall have provided to Purchaser a certificate of an officer of such Vendor certifying as to such matters on the Closing Date and Purchaser shall have no knowledge to the contrary;

(b) Opinion: Vendor shall have provided Purchaser with opinions of Vendor's Counsel dated the Closing Date and addressed to Purchaser and Purchaser's Counsel, to the effect that:

(i) Vendor is duly formed and validly existing as a corporation under the laws of the Province of Alberta and Vendor has full power and authority to enter into this Agreement and perform its obligations hereunder;

(ii) all necessary proceedings of Vendor have been taken to fully, validly and effectively authorize this Agreement and the transactions contemplated herein, the performance by Vendor of its obligations hereunder, and the execution and delivery by Vendor of this Agreement and all documents delivered pursuant hereto;

(iii) the execution and delivery by Vendor of this Agreement and all documents delivered pursuant hereto, the performance by Vendor of its obligations hereunder and thereunder and the consummation of the transactions contemplated herein and therein will not result in the breach of or violate any term or provision of any unanimous shareholder agreement which governs such Vendor; and

(iv) this Agreement has been, and the documents delivered pursuant hereto will be, duly executed and delivered by Vendor, and this Agreement is, and such other documents will be, valid and binding on Vendor and enforceable in accordance with their respective terms (subject to qualifications regarding the availability of equitable remedies and the general limitations in the enforcement of creditors' rights).

In giving such opinion, Vendor's Counsel may rely, in respect of matters governed by the laws of any jurisdiction other than the Province of Alberta or the laws of Canada applicable therein, upon the opinion of local counsel in such jurisdiction provided that Vendor's Counsel is of the opinion that the opinion of such local counsel is one upon which Vendor's Counsel may properly rely and, in respect of matters of fact, upon certificates of officers of a Vendor or any other appropriate persons acceptable to Purchaser's Counsel;

(c) No Material Change: there shall have been no material adverse change, financial or otherwise, in the assets, liabilities, business, operations, prospects, affairs, capital or financial condition of Vendor or any occurrences or circumstances which have resulted or might reasonably be expected to result in a material adverse change thereto (other than a change due to changes in general economic conditions (including commodity prices) applicable to corporations conducting

business similar to that of Vendor) except as have been previously disclosed to Purchaser prior to the date hereof;

(d) Obligations: all obligations of Vendor contained in this Agreement to be performed prior to or at Closing shall have been timely performed in all material respects;

(e) No Actions: no action or proceeding shall have been instituted or threatened by anyone before any court or governmental agency to obtain damages in respect of this Agreement or to restrain or prohibit the consummation of the transactions contemplated herein;

(f) Deliveries: all documents to be delivered by Vendor to Purchaser at Closing pursuant hereto shall have been delivered by Vendor to Purchaser at the time and in the form stipulated in this Agreement; and

(g) Prior Transaction: Vendor shall have completed the transaction it and any of its Affiliates are required to complete pursuant to the Prior Transaction as described and in the manner contemplated in Schedule J.

If any of the foregoing conditions has not been complied with or waived by Purchaser at or before the Closing Date, Purchaser may, in addition to any other remedies which it may have available to it, terminate its obligations to purchase the Shares by written notice to Vendor specifying what conditions have not been satisfied.

4.2 Conditions Precedent to Closing of Vendor

The obligation of Vendor to sell the Shares pursuant hereto is subject to the satisfaction at or prior to the Closing Date of the following conditions, which are for the exclusive benefit of Vendor and may be waived by Vendor:

(a) Representations: The representations and warranties made by Purchaser in Section 7.1 of this Agreement shall be true as of the Closing Date as if made on and as of such date (except for representations and warranties which refer to another date, which shall be true as of that date), Purchaser shall have provided to Vendor a certificate of an officer of Purchaser certifying as to such matters on the Closing Date and Purchaser shall have no actual knowledge to the contrary;

(b) Opinion: Purchaser shall have provided Vendor with opinions of Purchaser's Counsel dated the Closing Date and addressed to Vendor and Vendor' Counsel relating to the following matters:

(i) Purchaser is a corporation duly continued and validly existing under the laws of the Province of Alberta and has full power and authority to enter into this Agreement and perform its obligations hereunder;

(ii) all necessary corporate proceedings of Purchaser have been taken to fully, validly and effectively authorize this Agreement and the transactions contemplated herein, the performance by Purchaser of its obligations hereunder, and the execution an delivery by Purchaser of this Agreement and all documents delivered pursuant hereto;

(iii) the execution and delivery by Purchaser of this Agreement and all documents delivered pursuant hereto, the performance by Purchaser of its obligations hereunder and thereunder and the consummation of the transactions contemplated herein and therein

will not result in the breach of or violate any term or provision of the articles or by-laws of Purchaser;

(iv) this Agreement has been, and the documents delivered pursuant hereto will be, duly executed and delivered by Purchaser and this Agreement is, and such other documents will be, valid and binding on Purchaser and enforceable in accordance with their terms (subject to qualifications regarding the availability of equitable remedies and the general limitations on the enforcement of creditors' rights);

(v) the Purchaser's Shares issued pursuant to this Agreement have been conditionally allotted and will, when issued, be duly and validly issued as fully paid and non-assessable common shares of the Purchaser and such Purchaser's Shares have been conditionally approved for listing on the TSX subject to satisfaction of the conditions prescribed by such exchange;

(vi) the registration and prospectus exemption for the issuance of Purchaser's Shares; and

(vii) as to the authorized and issued capital of Purchaser immediately prior to the Closing Date.

In giving such opinion, Purchaser's Counsel may rely, in respect of matters governed by the laws of any jurisdiction other than the Province of Alberta or the laws of Canada applicable therein, upon the opinion of local counsel in such jurisdiction provided that Purchaser's Counsel is of the opinion that the opinion of such local counsel is one upon which Purchaser's Counsel may properly rely and, in respect of matters of fact, upon certificates of senior officers of Purchaser or any other appropriate persons acceptable to Vendor's Counsel;

(c) No Material Change: there shall have been no material adverse change, financial or otherwise, in the assets, liabilities, business, operations, prospects, affairs, capital or financial condition of Purchaser from that disclosed in the Purchaser's Financial Statements or any occurrences or circumstances which have resulted or might reasonably be expected to result in a material adverse change thereto (other than a change due to changes in general economic conditions (including commodity prices) applicable to corporations conducting business similar to that of Purchaser) except as disclosed in the Purchaser Public Documents prior to the date hereof or except as have been previously disclosed to Vendor prior to the date hereof;

(d) Obligations: all obligations of Purchaser contained in this Agreement to be performed prior to or at Closing shall have been timely performed in all material respects; and

(e) Payment and Deliveries: all amounts to be paid or documents to be delivered by Purchaser to Vendor at Closing pursuant hereto shall have been paid or delivered, as the case may be, to Vendor by Purchaser at the time and in the form stipulated in this Agreement.

If any of the foregoing conditions precedent has not been complied with, or waived by Vendor at or before the Closing Date, Vendor may, in addition to any other remedies which it may have available to them, terminate its obligations to sell the Shares to Purchaser by written notice to Purchaser specifying what conditions have not been satisfied.

4.3 Mutual Closing Conditions

The obligations of Purchaser and Vendor to complete the transactions contemplated herein are subject to fulfillment of the following conditions precedent on or before the Closing Date or such other time as is specified below:

(a) Concurrent Closings: The closings of the 4 Optimum-Rock transactions and the closing of the transactions between ELM Energy Corporation and Rock shall have concurrently occurred with this transaction;

(b) No Action: There shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

(i) makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the transactions contemplated by this Agreement or any other transactions contemplated herein; or

(ii) results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein; and

(c) Consents: Vendor and Purchaser shall have obtained all consents, approvals and authorizations (including, without limitation, all stock exchange, securities commission and other regulatory approvals) required or necessary in connection with the transactions contemplated herein on terms and conditions reasonably satisfactory to Vendor and Purchaser.

The foregoing conditions are for the mutual benefit of Purchaser and Vendor and may be waived, in whole or in part, by Purchaser and Vendor together, at any time. If any of the said conditions precedent shall not be complied with or waived as aforesaid on or before the date required for the performance thereof, Purchaser and Vendor may, in addition to the other remedies it may have at law or in equity, rescind and terminate this Agreement by written notice to the other Party.

4.4 Satisfaction of Conditions Precedent

(a) Each Party shall proceed diligently and in good faith and use all reasonable efforts to satisfy the conditions precedent which are for its benefit or the mutual benefits of the Parties, and assist in the satisfaction of the conditions precedent which are for the benefit of the other Party, such that all such conditions precedent can be fulfilled and satisfied as soon as practicable.

(b) Upon Closing occurring, each such condition precedent shall be deemed to have been satisfied or waived.

ARTICLE 5
CLOSING DELIVERIES

5.1 Deliveries of Vendor at Closing

At Closing, if the conditions precedent contained in Section 4.2 are satisfied or are waived by Vendor, Vendor shall deliver or cause to be delivered to and in favour of Purchaser, against those deliveries required to be made by Purchaser on the Closing Date, the following:

(a) the certificates representing the Shares issued in the name of Vendor, duly endorsed for transfer or accompanied by a written instrument of transfer to Purchaser;

(b) the original minute book and corporate seal of Company;

(c) certificates of status from appropriate authorities, dated as of or about the Closing Date, as to the legal existence of Vendor and Company and qualification of Company to do business in Alberta;

(d) a fully executed copy of each contract described in the Prior Transaction Schedule;

(e) resignations of all directors of the Company;

(f) resignations of all officers of the Company;

(g) releases by the Company of those persons who have resigned as described in subsection 5.1(e) and (f) above in the form of Schedule F;

(h) a certified copy of resolutions of the shareholders and board of directors of Vendor authorizing the execution and delivery of this Agreement and the completion of the sale of the Shares and all other transactions herein;

(i) a certified copy of resolutions of the board of directors of Company authorizing the transfer of the Shares from Vendor to Purchaser as contemplated by this Agreement;

(j) an officer's certificate of Vendor in the form of Schedule D confirming the matters referred to in Section 6.1; and

(k) any and all other documents that are required to be delivered by Vendor to Purchaser pursuant hereto.

5.2 Deliveries of Purchaser at Closing

On the Closing Date, if the conditions precedent set forth in Section 4.1 are satisfied or are waived by Purchaser, Purchaser shall deliver or cause to be delivered to and in favour of Vendor, against those deliveries required to be made by Vendor on the Closing Date, the following:

(a) payment of the amount payable by Purchaser on the Closing Date as provided in Section 2.4, by certified cheque or bank draft;

(b) the certificates representing the Purchaser's Shares duly issued in the name of Vendor as described in Sections 2.4 and 2.5;

(c) certificates of status from appropriate authorities, dated as of or about the date of the Closing Date, as to the legal existence of Purchaser and qualification to do business in Alberta and other jurisdictions in which it does business;

(d) releases and discharges, executed by Purchaser and Company, of the President of Company in the form of Schedule G;

(e) a certified copy of resolutions of the board of directors of Purchaser authorizing the execution and delivery of this Agreement and the completion of the purchase of the Shares and all other transactions herein;

(f) all shareholder and director resolutions, and other corporate documents, required to appoint new directors and officers of the Company;

(g) an officer's certificate of Purchaser in the form of Schedule E confirming the matters referred to in Section 7.1; and

(h) any and all other documents that are required to be delivered by Purchaser to Vendor pursuant hereto.

5.3 Form of Deliveries at Closing

All deliveries under Sections 5.1 and 5.2, respectively, shall, except as otherwise stated, be in a form acceptable to the Party to whom such deliveries are intended to be delivered and their respective solicitors, acting reasonably.

ARTICLE 6
VENDOR'S REPRESENTATIONS AND WARRANTIES

6.1 Vendor's Representations and Warranties

Vendor represents and warrants to Purchaser that:

(a) Standing: Vendor and Company are each corporations duly formed and organized and validly existing under the laws of the jurisdiction of its organization and each of which is duly qualified under the jurisdictions in which it is required to be qualified in order for Vendor to own the Shares and for Company to own the Assets.

(b) No Conflict: The execution, delivery and performance of this Agreement, the consummation of the transactions herein and the fulfillment of and compliance with the terms and provisions hereof, do not and will not:

(i) result in the breach of or violate any term or provision of Vendor's or Company articles, by laws or other constating documents;

(ii) to Vendor's knowledge, conflict with, result in a breach of, constitute a default under, or prohibit the performance required by, any agreement, instrument, licence, permit or authority to which any of Vendor or Company is a party or by which any of Vendor or Company is bound or to which the Shares or any property of any of Vendor or Company is subject or result in the creation of any Encumbrance upon the Assets or the Shares under any such agreement, instrument, licence, permit or authority; or

(iii) to Vendor's knowledge, violate any judgment, decree, order or Regulations applicable to Vendor or Company, the Assets or the Shares.

(c) Authorization and Enforceability: This Agreement has been duly executed and delivered by Vendor and the endorsement of the certificates for the Shares or a written instrument of transfer relating thereto and all documents executed or delivered by Vendor or Company pursuant hereto or to be executed and delivered by Vendor or Company to Purchaser on the Closing Date or by Vendor thereafter shall be duly executed and delivered by Vendor and Company and this Agreement does, and such documents will, constitute legal and valid binding obligations of Vendor or Company that is a party to such document enforceable against such of Vendor or

Company, as applicable, in accordance with their respective terms subject to limitations with respect to enforcement imposed by Regulations in connection with bankruptcy or similar proceedings and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought.

(d) Requisite Authority: Vendor has all requisite power and authority to enter into this Agreement and to perform its obligations under this Agreement and Vendor, in its capacity as a shareholder of Company, has authorized and taken all corporate action necessary to authorize the execution, delivery and performance of this Agreement and transactions herein all in accordance with this Agreement.

(e) Shares: The Shares are registered in the name of Vendor, are beneficially owned by Vendor, are validly issued, are outstanding as fully paid and non assessable and Vendor has good and marketable title thereto, subject to the by laws and articles of Company.

(f) No Encumbrances: Subject to the by laws and articles of Company, the Shares are free of any liens, pledges, voting trusts, proxies, adverse claims and other Encumbrances.

(g) Subsidiaries: As of the Closing Date, Company will have no subsidiaries and no other equity or ownership interests in any other corporation, partnership or trust.

(h) No Share Rights: Except pursuant to this Agreement, at the Closing Date, no Person will have any agreement or option or any right or privilege (whether by law, pre emptive right, by contract or otherwise) capable of becoming an agreement or option for the purchase from Vendor or Company of any of the Shares, or for the purchase, subscription, allotment or issuance of any of the unissued shares in the capital of, or securities of, Company.

(i) No Dividends: Since the Effective Date, Company has not declared, authorized, paid or made any dividend or other distribution to any shareholder thereof that would have effect after the Effective Date.

(j) Business of Company: Company has all requisite power and authority to carry on its business.

(k) Minute Books: The minute book and the share ledger of Company will be true and correct in all material respects and such minute book shall contain copies of all applicable meetings of the directors and shareholders of Company and all resolutions by consent of their respective directors and shareholders.

(l) No Liabilities: Company has no indebtedness for borrowed money or similar indebtedness that would be required to be shown as a liability on its balance sheet in accordance with GAAP.

(m) No Default: Company is not in default under and, to Vendor's knowledge, no condition exists that with notice or lapse of time or both would constitute a default under:

(i) any loan agreement, evidence of indebtedness, or instrument granting a Security Interest to which Company is a party or by which Company or any of their respective assets (including the Assets) are bound; or

(ii) any judgment, order or injunction of any court, arbitrator or Governmental Entity;

which default or potential default would, either singly or in the aggregate, reasonably be expected to have a material adverse effect.

(n) Litigation: Except as set forth in the Disclosure Schedule, as at the date hereof, neither Company nor Vendor has received notice of any actions, suits, proceedings or claims with respect to, or in any manner making a claim adverse to the ownership of, the Shares or the Assets or affecting the use or operation of the Assets, which if determined against Company would, individually or in the aggregate, have a material adverse effect, and to Vendor's knowledge, no such actions, suits, proceedings or claims are threatened or pending.

(o) Certain Contracts and Agreements: Company is not a party to any contract or agreement to merge or consolidate with any other Person, to acquire substantially all of the assets or shares of any other Person or to sell all or any material part of the Assets.

(p) Taxable Corporation: Company is a taxable Canadian corporation within the meaning of the Tax Act.

(q) Taxes: As of the date hereof:

(i) there are no assessments, reassessments, suits or claims now subsisting against the Company in respect of Taxes paid or payable affecting the business carried on by Company;

(ii) there are no matters that are the subject of any agreement with any Governmental Entity relating to claims for additional Taxes that affect the business of the Company, nor are any such matters under discussion with such Governmental Entities; and

(iii) there are no agreements, waivers or other arrangements providing for an extension of time with respect to the assessments or reassessment of any Tax or the filing of any Tax Returns by, or the payment of any Tax by, or levy of any governmental charge against the Company.

(r) No Fees: Vendor has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder's fees, agent's commission or other similar forms of compensation with respect to the transactions herein for which Company or Purchaser shall have any obligation or liability whatsoever.

(s) Information: Vendor has not, prior to the date of this Agreement, intentionally withheld any material information and data in Vendor's possession or control that pertains to the Shares and the Company's interest in the Assets or rights derived therefrom.

(t) No Employees: The Company does not have any employees and is not liable to any former employee for any unpaid payments or benefits.

(u) Residency: Neither Vendor nor Company are non-residents of Canada for the purposes of the Tax Act.

(v) Title to Assets: Except for or pursuant to Permitted Encumbrances, the Assets will be at the Closing Date free and clear of any Encumbrance of any kind or character whatsoever created by, through or under Vendor or the Company.

(w) Asset Purchase and Sale Agreement described in Schedule J: The representations and warranties provided by Vendor in Article 6.1 of the Asset Purchase and Sale Agreement described in Schedule J are hereby reaffirmed.

6.2 Disclaimer

Vendor make no representations or warranties (whether in contract or in tort) except as expressly set forth in Section 6.1 and, in particular, and without limitation, Vendor hereby expressly negate any representations or warranties with respect to:

(a) any data or information supplied by Vendor or Company to Purchaser or its Representatives;

(b) the quality, quantity or recoverability of Petroleum Substances within or under the Lands or any lands pooled or unitized therewith;

(c) the value of the Assets or the future cash flow therefrom; or

(d) the quality, condition, fitness or merchantability of any tangible depreciable equipment or property, interests in which are comprised in the Assets.

Except as expressly set forth in Section 6.1, Purchaser acknowledges and confirms that it has not relied on any data, information or advice from Vendor with respect to any or all of the matters specifically enumerated in this paragraph in connection with the purchase hereto. Purchaser confirms that it has not relied on any covenants, representations or warranties outside this Agreement.

Vendor expressly negates and disclaims, and shall not be liable for, any representation or warranty that may have been made or alleged to be made in any other document or instrument in connection herewith or in any statement or information made or communicated to Purchaser in any manner (including reserve reports, engineering reports, Environmental assessments and any opinion, information or advice that may have been provided by Vendor or the Company, or any officer, employee, agent, solicitor, accountant, consultant, professional advisor or Representative of Vendor or the Company).

6.3 Claims

Purchaser shall not have any claim whatsoever against Vendor or its Representatives or their respective successors or assigns pursuant to or based in any way upon any of the representations and warranties set forth in Section 6.1 otherwise than pursuant to the Accounting Adjustment Schedule, the Holdback Amount, Section 9.1(b) and in accordance with and subject to Sections 9.3 to 9.5 inclusive.

6.4 No Merger

The representations and warranties of Vendor set forth in Section 6.1 shall survive Closing and continue in full force and effect until the end of the Survival Period (except for the representations set forth in Sections 6.1(p) and (q), which shall continue in full force and effect until the expiration of the period in which assessments or reassessments for Taxes relating to all Tax periods beginning before the Closing Date may be made as provided in the Regulations) and not be merged in any conveyances or other documents provided pursuant to this Agreement.

ARTICLE 7
PURCHASER'S REPRESENTATIONS AND WARRANTIES

7.1 Purchaser's Representations and Warranties

Purchaser represents and warrants to Vendor that:

(a) Standing: Purchaser is a corporation duly formed and organized and validly existing under the laws of the jurisdiction of its organization and is duly qualified under the laws of those jurisdictions in which it is required to be qualified to do business;

(b) No Conflict: The execution, delivery and performance of this Agreement, the consummation of the transactions herein and the fulfillment of and compliance with the terms and provisions hereof, do not and will not:

(i) result in the breach of or violate any term or provision of Purchaser's articles, by laws or other constating documents;

(ii) to Purchaser's knowledge, conflict with, result in a breach of, constitute a default under, or prohibit the performance required by, any agreement, instrument, licence, permit or authority to which Purchaser is a party or by which Purchaser is bound; or

(iii) to Purchaser's knowledge, violate any judgment, decree, order or Regulations applicable to Purchaser;

(c) Authorization and Enforceability: This Agreement has been duly executed and delivered by Purchaser and all documents executed or delivered by Purchaser pursuant hereto or to be executed and delivered by Purchaser to Vendor or Company on the Closing Date or by Purchaser or Company thereafter shall be duly executed and delivered by Purchaser or Company, and this Agreement does, and such documents will, constitute legal and valid binding obligations of Purchaser and Company enforceable against Purchaser and Company in accordance with their respective terms subject to limitations with respect to enforcement imposed by Regulations in connection with bankruptcy or similar proceedings and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought;

(d) Requisite Authority: Purchaser has all requisite power and authority to enter into this Agreement and to perform its obligations under this Agreement and has authorized and taken all necessary actions to authorize the execution, delivery and performance of this Agreement and the transactions herein all in accordance with this Agreement;

(e) No Fees: Purchaser has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder's fees, agent's commission or other similar forms of compensation with respect to the transactions herein for which Vendor shall have any obligation or liability whatsoever;

(f) Purchase Price: Purchaser either now has or will have at Closing all money that Purchaser will need to pay to Vendor upon Closing or Purchaser has a contractual right to receive all money that Purchaser will need to pay to Vendor and such money will be available to Purchaser for payment to Vendor at Closing;

(g) Acting as Principal: Purchaser is acquiring the Shares as principal and will acquire on its own behalf all of the Shares on the Closing Date;

(h) No Authorizations: No authorization or approval or other action by, and no notice to or filing with, any Governmental Agency is required for the due execution, delivery and performance by Purchaser of this Agreement, other than authorizations, approvals or exemptions previously obtained and currently in force;

(i) Authorized and Issued Shares: the Shares issued to Vendor pursuant hereto shall be duly and validly issued and be fully paid and non-assessable common shares in the share capital of Purchaser;

(j) Funds Available: Purchaser has the financial resources available to it to enable it to pay the Cash Portion of the Base Purchase Price and all other amounts due from Purchaser hereunder at Closing;

(k) Residency: Purchaser is a Canadian for the purposes of the *Investment Canada Act*, R.S.C. 1985, c. 28 (1st Supp.);

(l) Business of Purchaser: Purchaser has all requisite power and authority to carry on its business;

(m) Purchaser's Shares: The Purchaser's Shares at Closing will be validly issued by Purchaser to Vendor in accordance with the by laws and articles of Purchaser, will be fully paid and non assessable and Vendor shall have good and marketable title thereto, free of any liens, pledges, voting trusts, proxies, adverse claims and other Encumbrances;

(n) Qualification: Purchaser is duly qualified to carry on business in each jurisdiction in which the nature of its business or the property or assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified will not have a material adverse effect on the business, assets, properties, condition (financial or otherwise), results of operations or prospects of the Purchaser, taken as a whole;

(o) Compliance with Law: To Purchaser's knowledge, Purchaser and each of its subsidiaries and partnerships has complied with and is in compliance with all laws or regulations applicable to the operation of its business, including all Applicable Laws, except where failure to do so would not have a material adverse effect on the business, assets, properties, condition (financial or otherwise), results of operations or prospects of Purchaser, taken as a whole, and Purchaser and each of its subsidiaries and partnerships has all licenses, permits, orders or approvals of, and has made all required registrations with, any government or regulatory body that are material to the conduct of its business;

(p) Authorized Capital: the authorized capital of Purchaser consists of an unlimited number of common shares and 300,000,000 preference shares of which as at the date hereof, only 9,259,453 common shares are issued and outstanding, all of which are issued as fully paid and non-assessable;

(q) Options and Similar Rights: no person has any agreement, option, right or privilege (including, without limitation, whether by law, pre-emptive right, contract or otherwise) to purchase, subscribe for, convert into, exchange for or otherwise require the issuance of, nor any agreement, option, right or privilege capable of becoming any such agreement, option, right or privilege, any

of the unissued shares or other securities of Purchaser except as pursuant to Purchaser's authorized stock option plan;

(r) Minute Books: the minute books of Purchaser are true and correct in all material respects and contain the minutes of all meetings and all resolutions of the directors and shareholders thereof;

(s) Securities Orders: no securities commission or similar regulatory authority has issued any order preventing or suspending trading of any securities of Purchaser, and Purchaser is not in default of any requirement of Applicable Laws;

(t) Public Documents: the information and statements set forth in the Purchaser Public Documents were true, correct and complete and did not contain any material misrepresentations, as of their respective dates, no material change has occurred in relation to Purchaser which is not disclosed in such public record, and Purchaser has not filed any confidential material change reports which continue to be confidential; and

(u) Reporting Issuer: Purchaser is a "reporting issuer" or has equivalent status in each of the provinces of British Columbia, Alberta, Saskatchewan, Ontario, Quebec and Nova Scotia, and its common shares are listed on the TSX, and Purchaser has not been notified of any default or alleged default by Purchaser of any requirement of securities and corporate laws, regulations, orders, notices and policies which remains outstanding.

7.2 Claims

Vendor shall not have any claim whatsoever against Purchaser or its Representatives or any of their respective successors or assigns pursuant to or based in any way upon any of the representations and warranties set forth in Section 7.1 otherwise than pursuant to Section 9.2(b) and pursuant to Sections 9.3 to 9.5 inclusive.

7.3 No Merger

The representations and warranties of Purchaser set forth in Section 7.1 shall survive Closing and continue in full force and effect until the end of the Survival Period and not be merged in any conveyances or other documents provided pursuant to this Agreement.

ARTICLE 8
INFORMATION

8.1 Access to Information

Until the Closing Date, each Party may, upon reasonable notice to the other and subject to contractual restrictions relative to disclosure, have access during business hours to the Title and Operating Documents, books, accounts, records, minute books, Tax Returns, Tax receipts, filings, maps, documents, files, information and materials relating to the Assets or the Company or the Purchaser, and may obtain and copy information in respect of matters arising or relating to any period of time to and including the Closing Date, if copies of such records or if the information derived from such access would be reasonably required by requesting Party or its Affiliates.

ARTICLE 9
LIABILITIES AND INDEMNITIES

9.1 Indemnification by Vendor

After the Closing, subject to all other provisions of this Article 9, Vendor shall be liable for, and shall indemnify, defend and save harmless Purchaser, Company and their Representatives from and against any and all Losses and Liabilities suffered or incurred by any of them:

(a) as a direct result of the breach of any covenant or agreement of Vendor contained in this Agreement; or

(b) subject to Sections 6.2, 6.3 and 6.4, as a direct result of any breach of a representation or warranty of Vendor set forth in Section 6.1.

9.2 Indemnification by Purchaser

After the Closing, subject to all other provisions of this Article 9, Purchaser shall be liable for and shall indemnify, defend and save harmless Vendor and its successors and permitted assigns and their Representatives of each of them from and against any and all Losses and Liabilities suffered or incurred by any of them:

(a) as a direct result of the breach of any covenant or agreement of Purchaser contained in this Agreement; or

(b) subject to Sections 7.2 and 7.3, as a direct result of any breach of a representation or warranty of Purchaser set forth in Section 7.1.

9.3 Indemnification Procedure

The following procedures shall apply in connection with any claim for indemnification under Sections 9.1 or 9.2 in respect to a claim by a Third Party:

(a) If a Party claiming indemnification hereunder (the "**indemnified Party**") receives notice of the commencement or assertion against it of any claim made by a Third Party, or otherwise becomes aware of the basis for any claim it may have hereunder, in either case for which it seeks or intends to seek indemnification, the indemnified Party shall give the Party from which it seeks or intends to seek indemnification (the "**indemnifying Party**") reasonably prompt written notice thereof. Such notice to the indemnifying Party shall describe such claim in reasonable detail. The indemnifying Party shall have the right to participate in or to elect to assume the defence of any such Third Party claim at the indemnifying Party's own expense and by such indemnifying Party's own counsel, and the indemnified Party shall co operate in good faith in such defence. The indemnified Party shall have the right to participate in the defence of any such Third Party claim, assisted by counsel of its own choosing and if representation of the indemnified Party and the indemnifying Party by the same counsel would be inappropriate due to conflicting interests of the two Parties (including claims that would be partially excluded from indemnification by virtue of another provision of this Article 9), the indemnifying Party shall also be responsible for the separate legal costs incurred by the indemnified Party. No indemnified Party shall have the right to settle or compromise, or propose to settle or compromise, any such third party claim without the consent of the indemnifying Party except as permitted in the next following paragraph.

If the indemnifying Party fails to respond to any such notice within 15 days of receipt of such notice or if the indemnifying Party refuses to or fails to defend such Third Party claim, then the indemnified Party shall be entitled to defend such claim in any manner as determined by the indemnified Party, acting reasonably, in which event, the indemnifying Party will be responsible for the indemnified Party's legal costs in that regard and the indemnified Party will be entitled to settle or compromise the Third Party claim provided it acts reasonably in that regard.

(b) Any claim for indemnification by an indemnified Party shall be asserted by giving the indemnifying Party written notice thereof in accordance with the terms hereof. Such notice to the indemnifying Party shall describe such claim in reasonable detail.

9.4 General Limitation on Liability

The indemnities provided in Sections 9.1 and 9.2 (whether in respect of a Third Party claim or direct damages suffered by a Party or its Representatives or otherwise) shall not apply to the extent that the Losses and Liabilities are reimbursed by insurance or are caused by the gross negligence, wilful default or wilful misconduct of the Party claiming indemnity or any of such Party's Representatives.

9.5 Limitations and Exclusions

(a) Notwithstanding anything herein to the contrary, neither Party nor any of such Party's Representatives shall have any liability or obligation to indemnify the other Party or its Representatives in respect of any breach of any representation, warranty, covenant or any indemnity herein or hereunder or in any document delivered pursuant hereto in respect of any individual matter unless the Losses and Liabilities suffered or incurred by the claiming Party (or its Representatives) in respect of such individual matter exceeds $50,000, and the indemnifying party shall be liable to the claiming party for all such Losses and Liabilities. For clarity such $50,000 amount shall be a threshold and not a deductible.

(b) Notwithstanding herein anything to the contrary, no Party or its Representatives shall have any liability to the other Party or its Representatives hereunder in respect of any Losses and Liabilities that consist of indirect, special, consequential or punitive damages.

ARTICLE 10 NOTICE

10.1 Service of Notice

All notices, requests, consents, waivers and other communications required or permitted hereunder or with respect to this Agreement shall be in writing and shall be deemed to have been properly served: (a) when delivered if delivered personally (including by courier); (b) on the Business Day after mailing if sent by a nationally recognized overnight delivery service that maintains records of the time, place and recipient of delivery; or (c) upon receipt of a confirmed transmission, if sent by facsimile transmission prior to 4:00 p.m. on a Business Day, otherwise on the next ensuing Business Day, in each case to a Party at its addresses set forth in Section 10.2.

10.2 Addresses for Notice

The address for service of notice of each of the Parties shall be as follows:

Purchaser:

Rock Energy Inc.
Suite 1750 Watermark Tower
530 – 8th Avenue S.W.
Calgary, Alberta T2P 3S8

Telephone No: (403) 218-4380
Facsimile No: (403) 234-0598

Attention: President

Vendor:

ELM Energy Management Ltd.
200, 118 - 8th Avenue S.W.
Calgary, AB T2P 1B3

Attention: President
Facsimile: (403) 269-6809

10.3 Right to Change Addresses

Any Party may change its addresses for service by notice to the other Party, and such changed address for service thereafter shall be effective for all purposes of this Agreement.

ARTICLE 11
MISCELLANEOUS

11.1 Continuing Agreement

After Closing, the covenants and agreements contained in this Agreement shall continue in effect until performed and discharged except to the extent the continued effectiveness or enforceability of any such agreement or covenant is limited in duration by any Survival Period or other specific provision stated herein.

11.2 Further Assurances

Each Party will, from time to time and at all times after Closing, without further consideration, do such further acts and deliver all such further assurances, deeds and documents as shall be reasonably required in order to fully perform and carry out the terms of this Agreement.

11.3 No Merger

Subject to the limitations set forth herein, the covenants, representations, warranties and indemnities contained in this Agreement shall survive Closing and shall not merge in any assignments, conveyances, transfers or other documents executed and delivered at or after Closing, notwithstanding any rule of law, equity or statute to the contrary and such rules are hereby waived.

11.4 Entire Agreement

This Agreement supersedes all other written agreements that predate this Agreement, as well as any verbal understanding among the Parties relating to the subject matter hereof.

11.5 Non-Applicability of *Contra Proferentum*

The Parties acknowledge that they participated equally in the negotiation and preparation of this Agreement. Any legal rule of construction that would cause this Agreement to be construed against the Party that assumed primary responsibility for drafting this Agreement because of that role will not apply to this Agreement.

11.6 Governing Law

This Agreement shall be subject to and interpreted, construed and enforced in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated as a contract made in the Province of Alberta. The Parties irrevocably attorn and submit to the jurisdiction of the courts of the Province of Alberta and courts of appeal therefrom in respect of all matters arising out of this Agreement.

11.7 Assignment

Neither Party may assign any of its interests in or under this Agreement prior to the Closing Date without the prior consent of the other Parties, which consent may be unreasonably withheld.

11.8 Enurement

This Agreement shall be binding upon and shall enure to the benefit of the Parties and their respective administrators, trustees, receivers successors and permitted assigns.

11.9 Time of Essence

Time shall be of the essence in this Agreement.

11.10 Invalidity of Provisions

In case any of the provisions of this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality or enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

11.11 Waiver

No waiver by any Party of any breach (whether actual or anticipated) of any of the terms, conditions, representations or warranties contained herein shall take effect or be binding upon that Party unless the waiver is expressed in writing under the authority of that Party. Any waiver so given shall extend only to the particular breach so waived and shall not limit or affect any rights with respect to any other or future breach.

11.12 Remedies Generally

No failure on the part of any Party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or remedy preclude any other or further exercise thereof or the exercise of any other right or remedy in law or in equity or by statute or otherwise conferred.

11.13 Amendment

This Agreement shall not be varied in its terms or amended by oral agreement or by representations or otherwise other than by an instrument in writing dated subsequent to the date hereof, executed by a duly authorized representative of each Party.

11.14 Public Announcements

Until Closing has occurred, no Party shall release any information concerning this Agreement and the transactions herein provided for without the prior written consent of the other Party, which consent shall not be unreasonably withheld. Nothing contained herein shall prevent a Party at any time from furnishing information to any Governmental Entity (including applicable recognized stock exchanges and securities commissions), or to the public if required by applicable law, provided that the Parties shall advise each other in advance of any public statement which they propose to make.

11.15 Subrogation

The assignment and conveyance effected by this Agreement is made with full right of substitution and subrogation of Purchaser in and to all covenants, representations, warranties and indemnities previously given or made by others in respect of the Shares and Assets or any part or portion thereof.

11.16 Counterparts

This Agreement may be executed in counterpart and provided by facsimile and all executed counterparts provided by facsimile or otherwise together shall constitute one agreement.

IN WITNESS WHEREOF the Parties have duly executed this Agreement as of the date first above written.

ELM ENERGY MANAGEMENT LTD.

Per: [signature]
Name: NEAL GLEDHIL
Title: PRESIDENT

ROCK ENERGY INC.

Per: [signature]
Name: ALLEN BEY
Title: PRESIDENT

SHARE SALE AGREEMENT

MARCH 14, 2005

(SHARES OF 1143734 ALBERTA LTD.)

BETWEEN

960326 ALBERTA LTD.

AND

ROCK ENERGY INC.

TABLE OF CONTENTS

SCHEDULES

SHARE SALE AGREEMENT

THIS AGREEMENT made the 14th day of March, 2005.

BETWEEN:

960326 ALBERTA LTD., a corporation having an office and carrying on business in the City of Calgary, in the Province of Alberta (hereinafter referred to as "**Vendor**")

AND

ROCK ENERGY INC., a corporation having an office and carrying on business in the City of Calgary, in the Province of Alberta (hereinafter referred to as "**Purchaser**")

WHEREAS Purchaser wishes to acquire the Shares from Vendor and Vendor wish to sell the Shares to Purchaser on the terms and conditions contained within this Agreement.

NOW THEREFORE in consideration of the promises and mutual covenants contained in this Agreement, the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement (including the recitals hereto, this Section and each Schedule) the words set forth below shall have the meanings ascribed thereto below, namely:

(a) "**AEUB**" means the Alberta Energy and Utilities Board;

(b) "**Accounting Adjustment**" means the amount determined as such pursuant to the Accounting Adjustment Schedule;

(c) "**Accounting Adjustment Estimate**" has the meaning given it in the Accounting Adjustment Schedule;

(d) "**Accounting Adjustment Schedule**" means the schedule attached as Schedule I;

(e) "**Accounting Firm**" as the context requires has the meaning ascribed thereto in the Accounting Adjustment Schedule;

(f) "**AFE**" means the authorities for expenditure, if any, set forth in Schedule C;

(g) "**Affiliate**" in relation to any Person means any other Person that controls the first-mentioned Person; is controlled by the first-mentioned Person or is controlled by the same Person that controls the first-mentioned Person, for which purpose a corporation shall be deemed to be controlled by those Persons who own or effectively control, other than by way of security only, sufficient voting shares of the corporation (whether directly through the ownership of shares of the corporation or indirectly through the ownership of shares of another corporation that owns the shares of the corporation) to elect the majority of its board of directors;

(h) "**this Agreement**", "**herein**", "**hereto**", "**hereof**" and similar expressions refer to this Share Sale Agreement, as amended from time to time;

(i) "**Applicable Laws**" means applicable corporate and securities laws, regulations and rules, all policies thereunder and rules of applicable stock exchanges;

(j) "**Assets**" means the Petroleum and Natural Gas Rights, the Tangibles and the Miscellaneous Interests;

(k) "**Base Purchase Price**" has the meaning ascribed thereto in Section 2.1, subject to adjustments as provided herein;

(l) "**Business Day**" means any day which is not a Saturday, Sunday or statutory holiday in Calgary, Alberta;

(m) "**Canadian Dollar**" or "**$**" means a Canadian dollar;

(n) "**Cash Portion**" has the meaning ascribed thereto in Section 2.1(a);

(o) "**Closing**" means the delivery, on the Closing Date, of the Shares, duly endorsed for transfer, and the payment of the Consideration and the delivery of the other certificates and documents required by Sections 5.1 and 5.2;

(p) "**Closing Date**" means the later of (i) April 7, 2005 and (ii) the date which is one Business Day after Rock Energy Inc. has received regulatory approval to issue the Rock Energy Inc. shares pursuant to this Agreement, provided the Closing Date shall not be later than April 15, 2005;

(q) "**Closing Time**" means 10:00 a.m. Calgary time on the Closing Date, or such other time as is mutually agreed in writing by the Parties;

(r) "**Company**" means 1143734 Alberta Ltd.;

(s) "**Consideration**" has the meaning ascribed thereto in Section 2.1;

(t) "**Data**" means all records, data and information owned by Vendor including Seismic Data directly relating to the Petroleum and Natural Gas Rights or the Tangibles, including well files, lease files, agreement files and production records (including the Title and Operating Documents);

(u) "**Disclosure Schedule**" means the schedule attached as Schedule C;

(v) "**Effective Date**" means 12:01 a.m., Calgary Time on January 1, 2005;

(w) "**Encumbrances**" means any and all Royalties, Security Interests and other encumbrances and adverse claims, of any kind or character whatsoever;

(x) "**Environment**" means any and all natural components of the earth and atmosphere, including without limitation:

(i) the air, land, soil and subsurface soil;

(ii) water, groundwater, surface water and aquifers; and

(iii) plants, animals, living organisms and all organic and inorganic matter;

and "**Environmental**" has a corresponding meaning;

(y) "**Environmental Liabilities**" means all past, present and future Losses and Liabilities of the Company that:

(i) relate to the Assets or that arise in connection with the ownership thereof or Operations pertaining thereto; and

(ii) relate to or are associated with the Environment, including those that relate to or are associated with:

(A) transportation, storage, use or disposal of toxic or hazardous substances;

(B) release, spill, escape or emission of toxic or hazardous substances; or

(C) pollution or contamination of or damage to the Environment;

including, without limitation, liabilities to compensate Third Parties for damages and losses resulting from the items described in items (i) and (ii) above (including, without limitation, damage to property, personal injury and death) and obligations to take action to prevent or rectify damage to or otherwise protect the Environment including the effects of, and the costs of complying with, any order, direction or claim of any Governmental Entity in respect of any of foregoing;

(z) "**GAAP**" means generally accepted accounting principles and practices in effect in Canada from time to time;

(aa) "**Governmental Entity**" means any court or tribunal having jurisdiction or any federal, provincial, state, local, municipal, canton, territory or other governmental body, agency, authority, department, commission, board or instrumentality;

(bb) "**GST**" means the Goods and Services Tax prescribed by Part IX of the *Excise Tax Act* (Canada), R.S.C. 1985, c.E-15;

(cc) "**Holdback Amount**" has the meaning ascribed thereto in Section 2.2;

(dd) "**Interim Period**" means the period from the Effective Date to the Closing Date;

(ee) "**Interim Period Revenues**" has the meaning given it in the Accounting Adjustment Schedule;

(ff) "**Interim Statement of Adjustments**" has the meaning given it in the Accounting Adjustment Schedule:

(gg) "**Lands**" means the Petroleum Substances within, under or upon the lands described in the Land Schedule, subject to the restrictions and exclusions set forth therein as to Petroleum Substances and geological formations, and any other interests in oil and gas properties legally or beneficially owned by Vendor;

(hh) "**Land Schedule**" means Schedule "A" attached hereto;

(ii) "**Leases**" means the leases, licenses, permits and similar documents of title described in the Land Schedule by virtue of which the holder thereof is entitled to drill for, win, take, own or remove Petroleum Substances within, upon or under the Lands and includes, if applicable, all renewals and extensions of such documents and all documents issued in substitution therefor;

(jj) "**Losses and Liabilities**" means (i) losses, costs, damages and expenses which a Party suffers, sustains, pays or incurs (including legal fees on a "solicitor and his own client" basis), lawsuits, claims, demands, proceedings, expenses and charges suffered, sustained, paid, commenced, threatened or incurred and (ii) any and all liabilities and obligations, whether under common law, in equity, under the Regulations or otherwise; whether tortious, contractual, vicarious, statutory or otherwise; whether absolute or contingent; whether directly or as the result of a claim by a Third Party, and whether based on fault, strict liability or otherwise;

(kk) "**Miscellaneous Interests**" means the Company's interests in all property, assets, interests and rights (other than the Petroleum and Natural Gas Rights and the Tangibles) directly related to the Petroleum and Natural Gas Rights or the Tangibles but only to the extent such property, assets, interests and rights are directly related to Petroleum and Natural Gas Rights or the Tangibles, including without limitation any and all of the following:

(i) contracts and agreements directly related to the Petroleum and Natural Gas Rights or the Tangibles including, without limitation, the Title and Operating Documents;

(ii) the Surface Rights;

(iii) the Data; and

(iv) all Wells, including the wellbores of and casing for the Wells,

but specifically excludes (a) Petroleum Substances produced prior to the Effective Date and (b) accounts receivable accruing prior to the Effective Date;

(ll) "**Parties**" means Vendor and Purchaser, collectively, and "**Party**" means any one of them;

(mm) "**Permitted Encumbrances**" means:

(i) liens for taxes, assessments and governmental charges for which payment is not due;

(ii) liens incurred or created in the ordinary course of business as security in favour of the person who is conducting the development or operation of the property to which such liens relate for the Company's proportionate share of costs and expenses of such development or operation for which payment is not due;

(iii) mechanics', builders' and materialmen's liens in respect of services rendered or goods supplied for which payment is not due;

(iv) easements, rights of way, servitudes and other similar rights in land (including, without limitation, rights of way and servitudes for roads; railways; sewers; drains; gas and oil pipelines; gas and water mains and electric light, power, telephone, telegraph and cable television conduits, poles, wires and cables);

(v) the right reserved to or vested in any municipality or government or other public authority by the terms of any Lease, license, franchise, grant or permit or by any Regulations, to terminate any such Lease, license, franchise, grant or permit or to require annual or other periodic payments as a condition of the continuance thereof;

(vi) rights of general application reserved to or vested in any Governmental Entity to levy Taxes on the Assets or any of them or the income therefrom, and governmental requirements and limitations of general application;

(vii) royalty burdens, liens, adverse claims, penalties, reductions in interests and other encumbrances set out (A) in the Land Schedule or (B) in the Title and Operating Documents to the extent that they would constitute Permitted Encumbrances under subsections (i) to (vi) and (viii) of this definition; and

(viii) the reservations, limitations, provisions and conditions in any original grants from the Crown or freehold lessors of any of the Lands or interests therein and statutory exceptions to title;

(nn) "**Person**" means any individual or entity, including any partnership, body corporate, trust, unincorporated organization, union, governmental body and any heir, executor, administrator or other legal representative of an individual;

(oo) "**Petroleum and Natural Gas Rights**" means (i) all of the interest of the Company in the Leases (to the extent they pertain to the Lands) including, without limitation, the interests that are attributed to the Company in the Land Schedule, (ii) the fee simple interests (if any) in mines and minerals in the Lands attributed to the Company in the Land Schedule, and (iii) all of the interest of the Company (if any) in royalties, net profits interests and similar interests including, without limitation, the interests attributed to the Company in the Land Schedule;

(pp) "**Petroleum Substances**" means crude oil, petroleum, natural gas, natural gas liquids, coalbed methane and other related hydrocarbons (except coal) and any and all other substances (including sulphur), whether liquid, solid or gaseous and whether hydrocarbons or not, produced in association therewith, the rights to which are granted pursuant to the Leases;

(qq) "**Post-Closing Adjustments**" has the meaning ascribed thereto in the Accounting Adjustment Schedule;

(rr) "**Prior Transaction**" means the transaction described in Schedule J;

(ss) "**Purchaser**" means Rock Energy Inc.;

(tt) "**Purchaser's Counsel**" means Burnet Duckworth & Palmer LLP;

(uu) "**Purchaser Financial Statements**" means the audited financial statements of the Purchaser for the year ended March 31, 2004 and the draft unaudited financial statements for the period ended December 31, 2004;

(vv) "**Purchaser's Shares**" has the meaning ascribed thereto in Section 2.1(b);

(ww) "**Purchaser GLJ Reserve Report**" means the reserve report effective December 31, 2004 prepared by GLJ on the petroleum and natural gas reserves of the Purchaser;

(xx) "**Purchaser Public Documents**" means all documents or information filed by or on behalf of Purchaser in compliance or intended compliance with Applicable Laws;

(yy) "**Regulations**" means all laws, orders, statutes, rules, by-laws, decrees, regulations, directives, judgments, declarations and similar pronouncements made by the Crown, by the Regulatory Agencies or by any other Governmental Entity and includes the terms and conditions of all permits, licences, authorizations or approvals issued by Governmental Entities except to the extent such permits, licences, authorizations or approvals comprise a Title and Operating Document;

(zz) "**Regulatory Agencies**" means the AEUB and all other agencies, governmental bodies and departments having jurisdiction over any of the Assets;

(aaa) "**Representatives**" means a Party's directors, officers, employees, representatives, agents, professional advisors, and Affiliates, and the directors, officers, employees, representatives, agents and professional advisors of its Affiliates;

(bbb) "**Royalties**" means all royalties, burdens, profits interests, production payments and similar interests reserved or payable (by way of a share in production of Petroleum Substances or by way of money) to the Crown, lessors and other Persons in respect of or relating to the production or sale of Petroleum Substances;

(ccc) "**Sale, Processing and Transportation Agreements**" means agreements for the sale of Petroleum Substances produced from the Lands or the lands pooled or unitized therewith and agreements providing for the gathering, transportation, compression, processing, treatment or storage of Petroleum Substances produced from the Lands or lands pooled or unitized therewith, if any, set out in Schedule B;

(ddd) "**Security Interest**" means any mortgage, charge, pledge, lien, hypothec, assignment by way of or in effect as security, or security interest whatsoever, but does not include a right of set-off or a set-off;

(eee) "**Seismic Data**" means seismic data owned by the Company, including surveyors' ground elevation records, shot point maps, drillers' logs, shooters' records, seismograph records, seismograph magnetic tapes, monitor records, field records and record sections, excluding maps and interpretations made therefrom;

(fff) "**Shares**" means 189,781 common shares in the share capital of Company being all of the shares of the Company owned by Vendor on the Closing Date;

(ggg) "**Surface Rights**" means all rights to use or occupy the surface of lands (including, but not limited to, the Lands) which are used or held for use in connection with the Petroleum and Natural Gas Rights or the Tangibles, including rights to enter upon and occupy the surface of the lands on which the Tangibles and the Wells are located and rights to use the surface of the lands to gain access thereto;

(hhh) "**Survival Period**" means the period of 12 months starting on the Closing Date;

(iii) "**Tangibles**" means the interests of the Company that are directly related to the Petroleum and Natural Gas Rights in all other tangible depreciable property and assets used or intended to be used in producing, processing, gathering, treating, storing, measuring or injecting Petroleum

Substances or any of them from the Lands or lands pooled or unitized therewith or in connection with water injection or removal operations that pertain to the Petroleum and Natural Gas Rights, including, without limitation, all Wells, gas plants, oil batteries, production equipment, pipelines, pipeline connections, meters, dehydrators, motors, inventory, compressors, treaters, dehydrators, scrubbers, separators, pumps, tanks, boilers and communication equipment;

(jjj) **"Tax"** or **"Taxes"** means all taxes, fees, stamp taxes, duties, levies and other charges and assessments, together with any interest, fines, or penalties, with respect thereto charged or imposed upon the Company, the Assets or the businesses of the Company by any Governmental Entity, including all federal, state, local, municipal, provincial, territorial, and other income, franchise, profits, capital gains, capital stock, transfer, sales, use, occupation, property, excise, severance, windfall profits, stamp, licence, payroll, withholding, production, value-added, GST and other taxes, assessments, charges, duties, fees, levies or other governmental charges of any kind whatsoever (whether payable directly, by withholding or indirectly pursuant to a contractual obligation to indemnify any Person, and whether or not requiring the filing of a Tax Return);

(kkk) **"Tax Act"** means the *Income Tax Act* (Canada), R.S.C. 1985, c.1, as amended;

(lll) **"Tax Returns"** means all returns, reports, declarations, elections, filings, designations, information returns and statements filed or required to be filed with Governmental Entities in respect of Taxes;

(mmm) **"Third Party"** means any Person other than Vendor or Purchaser or their respective Affiliates;

(nnn) **"Title and Operating Documents"** means, to the extent directly related to the Petroleum and Natural Gas Rights or the Tangibles, (i) the Leases, (ii) assignments, trust declarations, operating agreements, royalty agreements, overriding royalty agreements, gross overriding agreements, participation agreements, farm-in agreements, sale and purchase agreements, pooling agreements, common stream agreements, easements, surface leases and pipeline crossing agreements, (iii) agreements for construction, ownership and operation of gas plants, gas gathering systems and other facilities, (iv) permits, licenses and approvals and (v) other agreements which relate to the Petroleum and Natural Gas Rights or the Tangibles or the ownership, operation or exploitation thereof;

(ooo) **"TSX"** means the Toronto Stock Exchange;

(ppp) **"Vendor' Counsel"** means Bennett Jones LLP; and

(qqq) **"Wells"** means all wells (including without limitation producing, shut-in, suspended, capped, abandoned, injection and disposal wells) located on the Lands or lands pooled or unitized therewith.

1.2 Interpretation

Unless otherwise stated or the context otherwise necessarily requires, in this Agreement:

(a) the insertion of headings in this Agreement is for convenience of reference only and shall not affect the construction or the interpretation of this Agreement;

(b) if there is any conflict or inconsistency between a provision in the body of this Agreement and that contained in a Schedule or any specific conveyance, assignment, transfer, novation or other

document or instrument pertaining to the acquisition of the Assets by Purchaser, the provision in the body of this Agreement shall prevail;

(c) references herein to any agreement or instrument, including this Agreement, shall be a reference to the agreement or instrument as varied, amended, modified, supplemented or replaced from time to time;

(d) the terms "in writing" or "written" include printing, typewriting or facsimile transmission;

(e) references to a statute shall be a reference to: (i) such enactment as amended or reenacted from time to time and every statute that may be substituted therefor; and (ii) the regulations, bylaws or other subsidiary legislation made pursuant to such statute;

(f) words importing the singular number only shall include the plural and vice versa, and words importing the use of any gender shall include all genders;

(g) a reference to time shall, unless otherwise specified, refer to Mountain Standard Time or Mountain Daylight Savings Time during the respective intervals in which each is in force in Alberta;

(h) "including", "includes" and like terms means "including without limitation" and "includes without limitation";

(i) any representation or warranty that is made on the basis of the knowledge or awareness of a Party, shall include only such actual knowledge or awareness of the current officers of such Party and shall not include the knowledge and awareness of any other person or any constructive or imputed knowledge;

(j) the terms "this Agreement", "hereof", "hereunder" and similar expressions refer to this Agreement in its entirety and include any agreement supplemental hereto; and

(k) unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Clauses, Sections and Paragraphs and Subparagraphs are to Articles, Clauses, Sections and Paragraphs of this Agreement and references herein to Schedules are references to Schedules to this Agreement.

1.3 Schedules

The following schedules are attached to, form part of and are incorporated in the Agreement:

Schedule A	Land Schedule
Schedule B	Sale, Processing and Transportation Agreements
Schedule C	Disclosure Schedule
Schedule D	Form of Officer's Certificate of Vendor
Schedule E	Form of Officer's Certificate of Purchaser
Schedule F	Resignation and Release of President of Company

Schedule G		Release and Discharge of President of Company by Purchaser and the Company
Schedule H	-	[intentionally left blank]
Schedule I	-	Accounting Adjustment Schedule
Schedule J	-	Prior Transaction with Exhibit I attached

ARTICLE 2
PURCHASE AND SALE

2.1 Purchase and Sale

Upon the terms and subject to the conditions of this Agreement, Purchaser hereby agrees to purchase the Shares from Vendor and Vendor hereby agree to sell and convey the Shares to Purchaser on the Closing Date at and for a consideration (the "**Consideration**") of:

(a) $99,293 (the "**Cash Portion**") plus or minus, as the case may be, the adjustments provided for herein; and

(b) 22,089 common shares of Purchaser (the "**Purchaser's Shares**"), which the Parties agree have an aggregate value of $90,488 (the "**Purchaser's Shares Value**").

The Cash Portion and the Purchaser's Shares Value shall be collectively referred to as the "**Base Purchase Price**".

2.2 Accounting Adjustment and Holdback

The Cash Portion of the Base Purchase Price will be:

(a) decreased by the amount of the Accounting Adjustment if it is a positive amount; and

(b) increased by the amount of the Accounting Adjustment if it is a negative amount.

An amount of $5,000 from the Cash Portion (the "Holdback Amount") shall be held back by Purchaser at Closing up until September 15, 2005 to cover any net adjustments in favour of Purchaser pursuant to this Section 2 and the Accounting Adjustment Schedule. Upon the termination of such holdback period, Purchaser shall immediately pay to Vendor the Holdback Amount less any net adjustments mentioned above.

Adjustments to the Purchase Price pursuant to this Section 2.2 will be paid at the times specified in the Accounting Adjustment Schedule.

2.3 Closing Statement

No later than 5:00 p.m. on the day which is two Business Days before the Closing Date, Vendor shall deliver to Purchaser:

(a) the Interim Statement of Adjustments as required by Clause 4 of the Accounting Adjustment Schedule; and

(b) a statement setting out the total cash amount payable by Purchaser to Vendor on the Closing Date pursuant to Section 2.4;

(the "**Closing Statement**").

2.4 Closing Funds and Share Delivery

On the Closing Date, Purchaser shall pay to Vendor an amount equal to Vendor's Cash Portion:

(a) plus or minus, as the case may be, of an amount equal to Vendor's Accounting Adjustment Estimate;

(b) minus Vendor's Holdback Amount specified in Section 2.2.

In addition, on the Closing Date, Purchaser shall deliver to Vendor, a certificate for the Purchaser's Shares duly issued in the name of Vendor.

2.5 Purchaser's Shares

(a) With respect to the certificate representing the Purchaser's Shares to be issued to the Vendor at Closing:

(i) Vendor acknowledges that such certificate shall have endorsed thereon the legend required by section 2.5(2)(3) of MI 45-102 Resale of Securities (the "Legend"); and

(ii) Purchaser agrees that it will instruct the registrar and transfer agent for its common shares to remove the Legend for any share certificates which result from the transfer of the Shares by a Vendor to the shareholders of such Vendor provided that it receives a certificate from an officer of such Vendor stating that the aforesaid transfer is incidental to the bona fide dissolution and winding-up of such Vendor and an opinion from such Vendor's Counsel respecting same addressed to Purchaser and Computershare Trust Company of Canada.

2.6 Tax Returns and Filings

After Closing, Purchaser shall be responsible for, and shall cause Company to, prepare and file all Tax Returns of the Company in respect of the change of control at the Closing Date.

2.7 Interim Period

During the Interim Period, Vendor will maintain its interest in the Assets on the same basis as described in Article 8 of the Asset Purchase and Sale Agreement described in Schedule J and each of Vendor and Purchaser agree to be bound by the provisions of such Article 8, as though they were incorporated herein by reference as separate contractual obligations between Vendor and Purchaser.

ARTICLE 3
CLOSING

3.1 Closing

The Closing shall take place at 10:00 a.m. on the Closing Date at the offices of Purchaser's Counsel, 1400, 350 7th Avenue S.W., Calgary, Alberta, Canada.

ARTICLE 4
CONDITIONS TO THE CLOSING

4.1 Conditions Precedent to Closing of Purchaser

The obligation of Purchaser to purchase the Shares pursuant hereto is subject to the satisfaction at or prior to the Closing Date of the following conditions, which are for the exclusive benefit of Purchaser and may be waived by Purchaser:

(a) Representations: the representations and warranties made by Vendor in Section 6.1 hereof shall be true as of the Closing Date as if made on and as of such date (except for representations and warranties which refer to another date, which shall be true as of that date) and Vendor shall have provided to Purchaser a certificate of an officer of such Vendor certifying as to such matters on the Closing Date and Purchaser shall have no knowledge to the contrary;

(b) Opinion: Vendor shall have provided Purchaser with opinions of Vendor's Counsel dated the Closing Date and addressed to Purchaser and Purchaser's Counsel, to the effect that:

(i) Vendor is duly formed and validly existing as a corporation under the laws of the Province of Alberta and Vendor has full power and authority to enter into this Agreement and perform its obligations hereunder;

(ii) all necessary proceedings of Vendor have been taken to fully, validly and effectively authorize this Agreement and the transactions contemplated herein, the performance by Vendor of its obligations hereunder, and the execution and delivery by Vendor of this Agreement and all documents delivered pursuant hereto;

(iii) the execution and delivery by Vendor of this Agreement and all documents delivered pursuant hereto, the performance by Vendor of its obligations hereunder and thereunder and the consummation of the transactions contemplated herein and therein will not result in the breach of or violate any term or provision of any unanimous shareholder agreement which governs such Vendor; and

(iv) this Agreement has been, and the documents delivered pursuant hereto will be, duly executed and delivered by Vendor, and this Agreement is, and such other documents will be, valid and binding on Vendor and enforceable in accordance with their respective terms (subject to qualifications regarding the availability of equitable remedies and the general limitations in the enforcement of creditors' rights).

In giving such opinion, Vendor's Counsel may rely, in respect of matters governed by the laws of any jurisdiction other than the Province of Alberta or the laws of Canada applicable therein, upon the opinion of local counsel in such jurisdiction provided that Vendor's Counsel is of the opinion that the opinion of such local counsel is one upon which Vendor's Counsel may properly rely and, in respect of matters of fact, upon certificates of officers of a Vendor or any other appropriate persons acceptable to Purchaser's Counsel.

(c) No Material Change: there shall have been no material adverse change, financial or otherwise, in the assets, liabilities, business, operations, prospects, affairs, capital or financial condition of Vendor or any occurrences or circumstances which have resulted or might reasonably be expected to result in a material adverse change thereto (other than a change due to changes in general economic conditions (including commodity prices) applicable to corporations conducting

business similar to that of Vendor) except as have been previously disclosed to Purchaser prior to the date hereof;

(d) Obligations: all obligations of Vendor contained in this Agreement to be performed prior to or at Closing shall have been timely performed in all material respects;

(e) No Actions: no action or proceeding shall have been instituted or threatened by anyone before any court or governmental agency to obtain damages in respect of this Agreement or to restrain or prohibit the consummation of the transactions contemplated herein;

(f) Deliveries: all documents to be delivered by Vendor to Purchaser at Closing pursuant hereto shall have been delivered by Vendor to Purchaser at the time and in the form stipulated in this Agreement; and

(g) Prior Transaction: Vendor shall have completed the transaction it and any of its Affiliates are required to complete pursuant to the Prior Transaction as described and in the manner contemplated in Schedule J.

If any of the foregoing conditions has not been complied with or waived by Purchaser at or before the Closing Date, Purchaser may, in addition to any other remedies which it may have available to it, terminate its obligations to purchase the Shares by written notice to Vendor specifying what conditions have not been satisfied.

4.2 Conditions Precedent to Closing of Vendor

The obligation of Vendor to sell the Shares pursuant hereto is subject to the satisfaction at or prior to the Closing Date of the following conditions, which are for the exclusive benefit of Vendor and may be waived by Vendor:

(a) Representations: The representations and warranties made by Purchaser in Section 7.1 of this Agreement shall be true as of the Closing Date as if made on and as of such date (except for representations and warranties which refer to another date, which shall be true as of that date), Purchaser shall have provided to Vendor a certificate of an officer of Purchaser certifying as to such matters on the Closing Date and Purchaser shall have no actual knowledge to the contrary;

(b) Opinion: Purchaser shall have provided Vendor with opinions of Purchaser's Counsel dated the Closing Date and addressed to Vendor and Vendor' Counsel relating to the following matters:

(i) Purchaser is a corporation duly continued and validly existing under the laws of the Province of Alberta and has full power and authority to enter into this Agreement and perform its obligations hereunder;

(ii) all necessary corporate proceedings of Purchaser have been taken to fully, validly and effectively authorize this Agreement and the transactions contemplated herein, the performance by Purchaser of its obligations hereunder, and the execution an delivery by Purchaser of this Agreement and all documents delivered pursuant hereto;

(iii) the execution and delivery by Purchaser of this Agreement and all documents delivered pursuant hereto, the performance by Purchaser of its obligations hereunder and thereunder and the consummation of the transactions contemplated herein and therein

will not result in the breach of or violate any term or provision of the articles or by-laws of Purchaser;

(iv) this Agreement has been, and the documents delivered pursuant hereto will be, duly executed and delivered by Purchaser and this Agreement is, and such other documents will be, valid and binding on Purchaser and enforceable in accordance with their terms (subject to qualifications regarding the availability of equitable remedies and the general limitations on the enforcement of creditors' rights);

(v) the Purchaser's Shares issued pursuant to this Agreement have been conditionally allotted and will, when issued, be duly and validly issued as fully paid and non-assessable common shares of the Purchaser and such Purchaser's Shares have been conditionally approved for listing on the TSX subject to satisfaction of the conditions prescribed by such exchange;

(vi) the registration and prospectus exemption for the issuance of Purchaser's Shares; and

(vii) as to the authorized and issued capital of Purchaser immediately prior to the Closing Date.

In giving such opinion, Purchaser's Counsel may rely, in respect of matters governed by the laws of any jurisdiction other than the Province of Alberta or the laws of Canada applicable therein, upon the opinion of local counsel in such jurisdiction provided that Purchaser's Counsel is of the opinion that the opinion of such local counsel is one upon which Purchaser's Counsel may properly rely and, in respect of matters of fact, upon certificates of senior officers of Purchaser or any other appropriate persons acceptable to Vendor's Counsel;

(c) No Material Change: there shall have been no material adverse change, financial or otherwise, in the assets, liabilities, business, operations, prospects, affairs, capital or financial condition of Purchaser from that disclosed in the Purchaser's Financial Statements or any occurrences or circumstances which have resulted or might reasonably be expected to result in a material adverse change thereto (other than a change due to changes in general economic conditions (including commodity prices) applicable to corporations conducting business similar to that of Purchaser) except as disclosed in the Purchaser Public Documents prior to the date hereof or except as have been previously disclosed to Vendor prior to the date hereof;

(d) Obligations: all obligations of Purchaser contained in this Agreement to be performed prior to or at Closing shall have been timely performed in all material respects; and

(e) Payment and Deliveries: all amounts to be paid or documents to be delivered by Purchaser to Vendor at Closing pursuant hereto shall have been paid or delivered, as the case may be, to Vendor by Purchaser at the time and in the form stipulated in this Agreement.

If any of the foregoing conditions precedent has not been complied with, or waived by Vendor at or before the Closing Date, Vendor may, in addition to any other remedies which it may have available to them, terminate its obligations to sell the Shares to Purchaser by written notice to Purchaser specifying what conditions have not been satisfied.

4.3 Mutual Closing Conditions

The obligations of Purchaser and Vendor to complete the transactions contemplated herein are subject to fulfillment of the following conditions precedent on or before the Closing Date or such other time as is specified below:

(a) Concurrent Closings: The closings of the 4 Optimum-Rock transactions and the closing of the transactions between ELM Energy Corporation and Rock shall have concurrently occurred with this transaction;

(b) Approvals: The board of directors and the shareholders of Vendor shall have authorized the completion of the purchase of the Shares and all other transactions herein;

(c) No Action: There shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

(i) makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the transactions contemplated by this Agreement or any other transactions contemplated herein; or

(ii) results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein; and

(d) Consents: Vendor and Purchaser shall have obtained all consents, approvals and authorizations (including, without limitation, all stock exchange, securities commission and other regulatory approvals) required or necessary in connection with the transactions contemplated herein on terms and conditions reasonably satisfactory to Vendor and Purchaser.

The foregoing conditions are for the mutual benefit of Purchaser and Vendor and may be waived, in whole or in part, by Purchaser and Vendor together, at any time. If any of the said conditions precedent shall not be complied with or waived as aforesaid on or before the date required for the performance thereof, Purchaser and Vendor may, in addition to the other remedies it may have at law or in equity, rescind and terminate this Agreement by written notice to the other Party.

4.4 Satisfaction of Conditions Precedent

(a) Each Party shall proceed diligently and in good faith and use all reasonable efforts to satisfy the conditions precedent which are for its benefit or the mutual benefits of the Parties, and assist in the satisfaction of the conditions precedent which are for the benefit of the other Party, such that all such conditions precedent can be fulfilled and satisfied as soon as practicable.

(b) Upon Closing occurring, each such condition precedent shall be deemed to have been satisfied or waived.

ARTICLE 5
CLOSING DELIVERIES

5.1 Deliveries of Vendor at Closing

At Closing, if the conditions precedent contained in Section 4.2 are satisfied or are waived by Vendor, Vendor shall deliver or cause to be delivered to and in favour of Purchaser, against those deliveries required to be made by Purchaser on the Closing Date, the following:

(a) the certificates representing the Shares issued in the name of Vendor, duly endorsed for transfer or accompanied by a written instrument of transfer to Purchaser;

(b) the original minute book and corporate seal of Company;

(c) certificates of status from appropriate authorities, dated as of or about the Closing Date, as to the legal existence of Vendor and Company and qualification of Company to do business in Alberta;

(d) a fully executed copy of each contract described in the Prior Transaction Schedule;

(e) resignations of all directors of the Company;

(f) resignations of all officers of the Company;

(g) releases by the Company of those persons who have resigned as described in subsection 5.1(e) and (f) above in the form of Schedule F;

(h) a certified copy of resolutions of the shareholders and board of directors of Vendor authorizing the execution and delivery of this Agreement and the completion of the sale of the Shares and all other transactions herein;

(i) a certified copy of resolutions of the board of directors of Company authorizing the transfer of the Shares from Vendor to Purchaser as contemplated by this Agreement;

(j) an officer's certificate of Vendor in the form of Schedule D confirming the matters referred to in Section 6.1; and

(k) any and all other documents that are required to be delivered by Vendor to Purchaser pursuant hereto.

5.2 Deliveries of Purchaser at Closing

On the Closing Date, if the conditions precedent set forth in Section 4.1 are satisfied or are waived by Purchaser, Purchaser shall deliver or cause to be delivered to and in favour of Vendor, against those deliveries required to be made by Vendor on the Closing Date, the following:

(a) payment of the amount payable by Purchaser on the Closing Date as provided in Section 2.4, by certified cheque or bank draft;

(b) the certificates representing the Purchaser's Shares duly issued in the name of Vendor as described in Sections 2.4 and 2.5;

(c) certificates of status from appropriate authorities, dated as of or about the date of the Closing Date, as to the legal existence of Purchaser and qualification to do business in Alberta and other jurisdictions in which it does business;

(d) releases and discharges, executed by Purchaser and Company, of the President of Company in the form of Schedule G;

(e) a certified copy of resolutions of the board of directors of Purchaser authorizing the execution and delivery of this Agreement and the completion of the purchase of the Shares and all other transactions herein;

(f) all shareholder and director resolutions, and other corporate documents, required to appoint new directors and officers of the Company;

(g) an officer's certificate of Purchaser in the form of Schedule E confirming the matters referred to in Section 7.1; and

(h) any and all other documents that are required to be delivered by Purchaser to Vendor pursuant hereto.

5.3 Form of Deliveries at Closing

All deliveries under Sections 5.1 and 5.2, respectively, shall, except as otherwise stated, be in a form acceptable to the Party to whom such deliveries are intended to be delivered and their respective solicitors, acting reasonably.

ARTICLE 6
VENDOR'S REPRESENTATIONS AND WARRANTIES

6.1 Vendor's Representations and Warranties

Vendor represents and warrants to Purchaser that:

(a) Standing: Vendor and Company are each corporations duly formed and organized and validly existing under the laws of the jurisdiction of its organization and each of which is duly qualified under the jurisdictions in which it is required to be qualified in order for Vendor to own the Shares and for Company to own the Assets.

(b) No Conflict: The execution, delivery and performance of this Agreement, the consummation of the transactions herein and the fulfillment of and compliance with the terms and provisions hereof, do not and will not:

   (i) result in the breach of or violate any term or provision of Vendor's or Company articles, by laws or other constating documents;

   (ii) to Vendor's knowledge, conflict with, result in a breach of, constitute a default under, or prohibit the performance required by, any agreement, instrument, licence, permit or authority to which any of Vendor or Company is a party or by which any of Vendor or Company is bound or to which the Shares or any property of any of Vendor or Company is subject or result in the creation of any Encumbrance upon the Assets or the Shares under any such agreement, instrument, licence, permit or authority; or

(iii) to Vendor's knowledge, violate any judgment, decree, order or Regulations applicable to Vendor or Company, the Assets or the Shares.

(c) Authorization and Enforceability: This Agreement has been duly executed and delivered by Vendor and the endorsement of the certificates for the Shares or a written instrument of transfer relating thereto and all documents executed or delivered by Vendor or Company pursuant hereto or to be executed and delivered by Vendor or Company to Purchaser on the Closing Date or by Vendor thereafter shall be duly executed and delivered by Vendor and Company and this Agreement does, and such documents will, constitute legal and valid binding obligations of Vendor or Company that is a party to such document enforceable against such of Vendor or Company, as applicable, in accordance with their respective terms subject to limitations with respect to enforcement imposed by Regulations in connection with bankruptcy or similar proceedings and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought.

(d) Requisite Authority: Vendor has all requisite power and authority to enter into this Agreement and to perform its obligations under this Agreement and Vendor, in its capacity as a shareholder of Company, has authorized and taken all corporate action necessary to authorize the execution, delivery and performance of this Agreement and transactions herein all in accordance with this Agreement.

(e) Shares: The Shares are registered in the name of Vendor, are beneficially owned by Vendor, are validly issued, are outstanding as fully paid and non assessable and Vendor has good and marketable title thereto, subject to the by laws and articles of Company.

(f) No Encumbrances: Subject to the by laws and articles of Company, the Shares are free of any liens, pledges, voting trusts, proxies, adverse claims and other Encumbrances.

(g) Subsidiaries: As of the Closing Date, Company will have no subsidiaries and no other equity or ownership interests in any other corporation, partnership or trust.

(h) No Share Rights: Except pursuant to this Agreement, at the Closing Date, no Person will have any agreement or option or any right or privilege (whether by law, pre emptive right, by contract or otherwise) capable of becoming an agreement or option for the purchase from Vendor or Company of any of the Shares, or for the purchase, subscription, allotment or issuance of any of the unissued shares in the capital of, or securities of, Company.

(i) No Dividends: Since the Effective Date, Company has not declared, authorized, paid or made any dividend or other distribution to any shareholder thereof that would have effect after the Effective Date.

(j) Business of Company: Company has all requisite power and authority to carry on its business.

(k) Minute Books: The minute book and the share ledger of Company will be true and correct in all material respects and such minute book shall contain copies of all applicable meetings of the directors and shareholders of Company and all resolutions by consent of their respective directors and shareholders.

(l) No Liabilities: Company has no indebtedness for borrowed money or similar indebtedness that would be required to be shown as a liability on its balance sheet in accordance with GAAP.

(m) No Default: Company is not in default under and, to Vendor's knowledge, no condition exists that with notice or lapse of time or both would constitute a default under:

(i) any loan agreement, evidence of indebtedness, or instrument granting a Security Interest to which Company is a party or by which Company or any of their respective assets (including the Assets) are bound; or

(ii) any judgment, order or injunction of any court, arbitrator or Governmental Entity;

which default or potential default would, either singly or in the aggregate, reasonably be expected to have a material adverse effect.

(n) Litigation: Except as set forth in the Disclosure Schedule, as at the date hereof, neither Company nor Vendor has received notice of any actions, suits, proceedings or claims with respect to, or in any manner making a claim adverse to the ownership of, the Shares or the Assets or affecting the use or operation of the Assets, which if determined against Company would, individually or in the aggregate, have a material adverse effect, and to Vendor's knowledge, no such actions, suits, proceedings or claims are threatened or pending.

(o) Certain Contracts and Agreements: Company is not a party to any contract or agreement to merge or consolidate with any other Person, to acquire substantially all of the assets or shares of any other Person or to sell all or any material part of the Assets.

(p) Taxable Corporation: Company is a taxable Canadian corporation within the meaning of the Tax Act.

(q) Taxes: As of the date hereof:

(i) there are no assessments, reassessments, suits or claims now subsisting against the Company in respect of Taxes paid or payable affecting the business carried on by Company;

(ii) there are no matters that are the subject of any agreement with any Governmental Entity relating to claims for additional Taxes that affect the business of the Company, nor are any such matters under discussion with such Governmental Entities; and

(iii) there are no agreements, waivers or other arrangements providing for an extension of time with respect to the assessments or reassessment of any Tax or the filing of any Tax Returns by, or the payment of any Tax by, or levy of any governmental charge against the Company.

(r) No Fees: Vendor has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder's fees, agent's commission or other similar forms of compensation with respect to the transactions herein for which Company or Purchaser shall have any obligation or liability whatsoever.

(s) Information: Vendor has not, prior to the date of this Agreement, intentionally withheld any material information and data in Vendor's possession or control that pertains to the Shares and the Company's interest in the Assets or rights derived therefrom.

(t) No Employees: The Company does not have any employees and is not liable to any former employee for any unpaid payments or benefits.

(u) Residency: Neither Vendor nor Company are non-residents of Canada for the purposes of the Tax Act.

(v) Title to Assets: Except for or pursuant to Permitted Encumbrances, the Assets will be at the Closing Date free and clear of any Encumbrance of any kind or character whatsoever created by, through or under Vendor or the Company.

(w) Asset Purchase and Sale Agreement described in Schedule J: The representations and warranties provided by Vendor in Article 6.1 of the Asset Purchase and Sale Agreement described in Schedule J are hereby reaffirmed.

6.2 Disclaimer

Vendor make no representations or warranties (whether in contract or in tort) except as expressly set forth in Section 6.1 and, in particular, and without limitation, Vendor hereby expressly negate any representations or warranties with respect to:

(a) any data or information supplied by Vendor or Company to Purchaser or its Representatives;

(b) the quality, quantity or recoverability of Petroleum Substances within or under the Lands or any lands pooled or unitized therewith;

(c) the value of the Assets or the future cash flow therefrom; or

(d) the quality, condition, fitness or merchantability of any tangible depreciable equipment or property, interests in which are comprised in the Assets.

Except as expressly set forth in Section 6.1, Purchaser acknowledges and confirms that it has not relied on any data, information or advice from Vendor with respect to any or all of the matters specifically enumerated in this paragraph in connection with the purchase hereto. Purchaser confirms that it has not relied on any covenants, representations or warranties outside this Agreement.

Vendor expressly negates and disclaims, and shall not be liable for, any representation or warranty that may have been made or alleged to be made in any other document or instrument in connection herewith or in any statement or information made or communicated to Purchaser in any manner (including reserve reports, engineering reports, Environmental assessments and any opinion, information or advice that may have been provided by Vendor or the Company, or any officer, employee, agent, solicitor, accountant, consultant, professional advisor or Representative of Vendor or the Company).

6.3 Claims

Purchaser shall not have any claim whatsoever against Vendor or its Representatives or their respective successors or assigns pursuant to or based in any way upon any of the representations and warranties set forth in Section 6.1 otherwise than pursuant to the Accounting Adjustment Schedule, the Holdback Amount, Section 9.1(b) and in accordance with and subject to Sections 9.3 to 9.5 inclusive.

6.4 No Merger

The representations and warranties of Vendor set forth in Section 6.1 shall survive Closing and continue in full force and effect until the end of the Survival Period (except for the representations set forth in Sections 6.1(p) and (q), which shall continue in full force and effect until the expiration of the period in which assessments or reassessments for Taxes relating to all Tax periods beginning before the Closing Date may be made as provided in the Regulations) and not be merged in any conveyances or other documents provided pursuant to this Agreement.

ARTICLE 7
PURCHASER'S REPRESENTATIONS AND WARRANTIES

7.1 Purchaser's Representations and Warranties

Purchaser represents and warrants to Vendor that:

(a) Standing: Purchaser is a corporation duly formed and organized and validly existing under the laws of the jurisdiction of its organization and is duly qualified under the laws of those jurisdictions in which it is required to be qualified to do business;

(b) No Conflict: The execution, delivery and performance of this Agreement, the consummation of the transactions herein and the fulfillment of and compliance with the terms and provisions hereof, do not and will not:

(i) result in the breach of or violate any term or provision of Purchaser's articles, by laws or other constating documents;

(ii) to Purchaser's knowledge, conflict with, result in a breach of, constitute a default under, or prohibit the performance required by, any agreement, instrument, licence, permit or authority to which Purchaser is a party or by which Purchaser is bound; or

(iii) to Purchaser's knowledge, violate any judgment, decree, order or Regulations applicable to Purchaser;

(c) Authorization and Enforceability: This Agreement has been duly executed and delivered by Purchaser and all documents executed or delivered by Purchaser pursuant hereto or to be executed and delivered by Purchaser to Vendor or Company on the Closing Date or by Purchaser or Company thereafter shall be duly executed and delivered by Purchaser or Company, and this Agreement does, and such documents will, constitute legal and valid binding obligations of Purchaser and Company enforceable against Purchaser and Company in accordance with their respective terms subject to limitations with respect to enforcement imposed by Regulations in connection with bankruptcy or similar proceedings and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought;

(d) Requisite Authority: Purchaser has all requisite power and authority to enter into this Agreement and to perform its obligations under this Agreement and has authorized and taken all necessary actions to authorize the execution, delivery and performance of this Agreement and the transactions herein all in accordance with this Agreement;

(e) No Fees: Purchaser has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder's fees, agent's commission or other similar forms of compensation with respect to the transactions herein for which Vendor shall have any obligation or liability whatsoever;

(f) Purchase Price: Purchaser either now has or will have at Closing all money that Purchaser will need to pay to Vendor upon Closing or Purchaser has a contractual right to receive all money that Purchaser will need to pay to Vendor and such money will be available to Purchaser for payment to Vendor at Closing;

(g) Acting as Principal: Purchaser is acquiring the Shares as principal and will acquire on its own behalf all of the Shares on the Closing Date;

(h) No Authorizations: No authorization or approval or other action by, and no notice to or filing with, any Governmental Agency is required for the due execution, delivery and performance by Purchaser of this Agreement, other than authorizations, approvals or exemptions previously obtained and currently in force;

(i) Authorized and Issued Shares: the Shares issued to Vendor pursuant hereto shall be duly and validly issued and be fully paid and non-assessable common shares in the share capital of Purchaser;

(j) Funds Available: Purchaser has the financial resources available to it to enable it to pay the Cash Portion of the Base Purchase Price and all other amounts due from Purchaser hereunder at Closing;

(k) Residency: Purchaser is a Canadian for the purposes of the *Investment Canada Act*, R.S.C. 1985, c. 28 (1st Supp.);

(l) Business of Purchaser: Purchaser has all requisite power and authority to carry on its business;

(m) Purchaser's Shares: The Purchaser's Shares at Closing will be validly issued by Purchaser to Vendor in accordance with the by laws and articles of Purchaser, will be fully paid and non assessable and Vendor shall have good and marketable title thereto, free of any liens, pledges, voting trusts, proxies, adverse claims and other Encumbrances;

(n) Qualification: Purchaser is duly qualified to carry on business in each jurisdiction in which the nature of its business or the property or assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified will not have a material adverse effect on the business, assets, properties, condition (financial or otherwise), results of operations or prospects of the Purchaser, taken as a whole;

(o) Compliance with Law: To Purchaser's knowledge, Purchaser and each of its subsidiaries and partnerships has complied with and is in compliance with all laws or regulations applicable to the operation of its business, including all Applicable Laws, except where failure to do so would not have a material adverse effect on the business, assets, properties, condition (financial or otherwise), results of operations or prospects of Purchaser, taken as a whole, and Purchaser and each of its subsidiaries and partnerships has all licenses, permits, orders or approvals of, and has made all required registrations with, any government or regulatory body that are material to the conduct of its business;

(p) Authorized Capital: the authorized capital of Purchaser consists of an unlimited number of common shares and 300,000,000 preference shares of which as at the date hereof, only 9,259,453 common shares are issued and outstanding, all of which are issued as fully paid and non-assessable;

(q) Options and Similar Rights: no person has any agreement, option, right or privilege (including, without limitation, whether by law, pre-emptive right, contract or otherwise) to purchase, subscribe for, convert into, exchange for or otherwise require the issuance of, nor any agreement, option, right or privilege capable of becoming any such agreement, option, right or privilege, any of the unissued shares or other securities of Purchaser except as pursuant to Purchaser's authorized stock option plan;

(r) Minute Books: the minute books of Purchaser are true and correct in all material respects and contain the minutes of all meetings and all resolutions of the directors and shareholders thereof;

(s) Securities Orders: no securities commission or similar regulatory authority has issued any order preventing or suspending trading of any securities of Purchaser, and Purchaser is not in default of any requirement of Applicable Laws;

(t) Public Documents: the information and statements set forth in the Purchaser Public Documents were true, correct and complete and did not contain any material misrepresentations, as of their respective dates, no material change has occurred in relation to Purchaser which is not disclosed in such public record, and Purchaser has not filed any confidential material change reports which continue to be confidential; and

(u) Reporting Issuer: Purchaser is a "reporting issuer" or has equivalent status in each of the provinces of British Columbia, Alberta, Saskatchewan, Ontario, Quebec and Nova Scotia, and its common shares are listed on the TSX, and Purchaser has not been notified of any default or alleged default by Purchaser of any requirement of securities and corporate laws, regulations, orders, notices and policies which remains outstanding.

7.2 Claims

Vendor shall not have any claim whatsoever against Purchaser or its Representatives or any of their respective successors or assigns pursuant to or based in any way upon any of the representations and warranties set forth in Section 7.1 otherwise than pursuant to Section 9.2(b) and pursuant to Sections 9.3 to 9.5 inclusive.

7.3 No Merger

The representations and warranties of Purchaser set forth in Section 7.1 shall survive Closing and continue in full force and effect until the end of the Survival Period and not be merged in any conveyances or other documents provided pursuant to this Agreement.

ARTICLE 8
INFORMATION

8.1 Access to Information

Until the Closing Date, each Party may, upon reasonable notice to the other and subject to contractual restrictions relative to disclosure, have access during business hours to the Title and Operating

Documents, books, accounts, records, minute books, Tax Returns, Tax receipts, filings, maps, documents, files, information and materials relating to the Assets or the Company or the Purchaser, and may obtain and copy information in respect of matters arising or relating to any period of time to and including the Closing Date, if copies of such records or if the information derived from such access would be reasonably required by requesting Party or its Affiliates.

ARTICLE 9
LIABILITIES AND INDEMNITIES

9.1 Indemnification by Vendor

After the Closing, subject to all other provisions of this Article 9, Vendor shall be liable for, and shall indemnify, defend and save harmless Purchaser, Company and their Representatives from and against any and all Losses and Liabilities suffered or incurred by any of them:

(a) as a direct result of the breach of any covenant or agreement of Vendor contained in this Agreement; or

(b) subject to Sections 6.2, 6.3 and 6.4, as a direct result of any breach of a representation or warranty of Vendor set forth in Section 6.1.

9.2 Indemnification by Purchaser

After the Closing, subject to all other provisions of this Article 9, Purchaser shall be liable for and shall indemnify, defend and save harmless Vendor and its successors and permitted assigns and their Representatives of each of them from and against any and all Losses and Liabilities suffered or incurred by any of them:

(a) as a direct result of the breach of any covenant or agreement of Purchaser contained in this Agreement; or

(b) subject to Sections 7.2 and 7.3, as a direct result of any breach of a representation or warranty of Purchaser set forth in Section 7.1.

9.3 Indemnification Procedure

The following procedures shall apply in connection with any claim for indemnification under Sections 9.1 or 9.2 in respect to a claim by a Third Party:

(a) If a Party claiming indemnification hereunder (the "**indemnified Party**") receives notice of the commencement or assertion against it of any claim made by a Third Party, or otherwise becomes aware of the basis for any claim it may have hereunder, in either case for which it seeks or intends to seek indemnification, the indemnified Party shall give the Party from which it seeks or intends to seek indemnification (the "**indemnifying Party**") reasonably prompt written notice thereof. Such notice to the indemnifying Party shall describe such claim in reasonable detail. The indemnifying Party shall have the right to participate in or to elect to assume the defence of any such Third Party claim at the indemnifying Party's own expense and by such indemnifying Party's own counsel, and the indemnified Party shall co operate in good faith in such defence. The indemnified Party shall have the right to participate in the defence of any such Third Party claim, assisted by counsel of its own choosing and if representation of the indemnified Party and the indemnifying Party by the same counsel would be inappropriate due to conflicting interests of the

two Parties (including claims that would be partially excluded from indemnification by virtue of another provision of this Article 9), the indemnifying Party shall also be responsible for the separate legal costs incurred by the indemnified Party. No indemnified Party shall have the right to settle or compromise, or propose to settle or compromise, any such third party claim without the consent of the indemnifying Party except as permitted in the next following paragraph.

If the indemnifying Party fails to respond to any such notice within 15 days of receipt of such notice or if the indemnifying Party refuses to or fails to defend such Third Party claim, then the indemnified Party shall be entitled to defend such claim in any manner as determined by the indemnified Party, acting reasonably, in which event, the indemnifying Party will be responsible for the indemnified Party's legal costs in that regard and the indemnified Party will be entitled to settle or compromise the Third Party claim provided it acts reasonably in that regard.

(b) Any claim for indemnification by an indemnified Party shall be asserted by giving the indemnifying Party written notice thereof in accordance with the terms hereof. Such notice to the indemnifying Party shall describe such claim in reasonable detail.

9.4 General Limitation on Liability

The indemnities provided in Sections 9.1 and 9.2 (whether in respect of a Third Party claim or direct damages suffered by a Party or its Representatives or otherwise) shall not apply to the extent that the Losses and Liabilities are reimbursed by insurance or are caused by the gross negligence, wilful default or wilful misconduct of the Party claiming indemnity or any of such Party's Representatives.

9.5 Limitations and Exclusions

(a) Notwithstanding anything herein to the contrary, neither Party nor any of such Party's Representatives shall have any liability or obligation to indemnify the other Party or its Representatives in respect of any breach of any representation, warranty, covenant or any indemnity herein or hereunder or in any document delivered pursuant hereto in respect of any individual matter unless the Losses and Liabilities suffered or incurred by the claiming Party (or its Representatives) in respect of such individual matter exceeds $50,000, and the indemnifying party shall be liable to the claiming party for all such Losses and Liabilities. For clarity such $50,000 amount shall be a threshold and not a deductible.

(b) Notwithstanding herein anything to the contrary, no Party or its Representatives shall have any liability to the other Party or its Representatives hereunder in respect of any Losses and Liabilities that consist of indirect, special, consequential or punitive damages.

ARTICLE 10
NOTICE

10.1 Service of Notice

All notices, requests, consents, waivers and other communications required or permitted hereunder or with respect to this Agreement shall be in writing and shall be deemed to have been properly served: (a) when delivered if delivered personally (including by courier); (b) on the Business Day after mailing if sent by a nationally recognized overnight delivery service that maintains records of the time, place and recipient of delivery; or (c) upon receipt of a confirmed transmission, if sent by facsimile transmission prior to 4:00 p.m. on a Business Day, otherwise on the next ensuing Business Day, in each case to a Party at its addresses set forth in Section 10.2.

10.2 Addresses for Notice

The address for service of notice of each of the Parties shall be as follows:

Purchaser:

Rock Energy Inc.
Suite 1750 Watermark Tower
530 – 8th Avenue S.W.
Calgary, Alberta T2P 3S8

Telephone No: (403) 218-4380
Facsimile No: (403) 234-0598

Attention: President

Vendor:

960326 Alberta Ltd.
c/o #500, 500-5th Avenue SW
Calgary, AB T2P 3L5

Attention: Tom Brinkerhoff
Facsimile: (403) 261-8771

10.3 Right to Change Addresses

Any Party may change its addresses for service by notice to the other Party, and such changed address for service thereafter shall be effective for all purposes of this Agreement.

ARTICLE 11
MISCELLANEOUS

11.1 Continuing Agreement

After Closing, the covenants and agreements contained in this Agreement shall continue in effect until performed and discharged except to the extent the continued effectiveness or enforceability of any such agreement or covenant is limited in duration by any Survival Period or other specific provision stated herein.

11.2 Further Assurances

Each Party will, from time to time and at all times after Closing, without further consideration, do such further acts and deliver all such further assurances, deeds and documents as shall be reasonably required in order to fully perform and carry out the terms of this Agreement.

11.3 No Merger

Subject to the limitations set forth herein, the covenants, representations, warranties and indemnities contained in this Agreement shall survive Closing and shall not merge in any assignments, conveyances,

transfers or other documents executed and delivered at or after Closing, notwithstanding any rule of law, equity or statute to the contrary and such rules are hereby waived.

11.4 Entire Agreement

This Agreement supersedes all other written agreements that predate this Agreement, as well as any verbal understanding among the Parties relating to the subject matter hereof.

11.5 Non-Applicability of *Contra Proferentum*

The Parties acknowledge that they participated equally in the negotiation and preparation of this Agreement. Any legal rule of construction that would cause this Agreement to be construed against the Party that assumed primary responsibility for drafting this Agreement because of that role will not apply to this Agreement.

11.6 Governing Law

This Agreement shall be subject to and interpreted, construed and enforced in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated as a contract made in the Province of Alberta. The Parties irrevocably attorn and submit to the jurisdiction of the courts of the Province of Alberta and courts of appeal therefrom in respect of all matters arising out of this Agreement.

11.7 Assignment

Neither Party may assign any of its interests in or under this Agreement prior to the Closing Date without the prior consent of the other Parties, which consent may be unreasonably withheld.

11.8 Enurement

This Agreement shall be binding upon and shall enure to the benefit of the Parties and their respective administrators, trustees, receivers successors and permitted assigns.

11.9 Time of Essence

Time shall be of the essence in this Agreement.

11.10 Invalidity of Provisions

In case any of the provisions of this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality or enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

11.11 Waiver

No waiver by any Party of any breach (whether actual or anticipated) of any of the terms, conditions, representations or warranties contained herein shall take effect or be binding upon that Party unless the waiver is expressed in writing under the authority of that Party. Any waiver so given shall extend only to the particular breach so waived and shall not limit or affect any rights with respect to any other or future breach.

11.12 Remedies Generally

No failure on the part of any Party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or remedy preclude any other or further exercise thereof or the exercise of any other right or remedy in law or in equity or by statute or otherwise conferred.

11.13 Amendment

This Agreement shall not be varied in its terms or amended by oral agreement or by representations or otherwise other than by an instrument in writing dated subsequent to the date hereof, executed by a duly authorized representative of each Party.

11.14 Public Announcements

Until Closing has occurred, no Party shall release any information concerning this Agreement and the transactions herein provided for without the prior written consent of the other Party, which consent shall not be unreasonably withheld. Nothing contained herein shall prevent a Party at any time from furnishing information to any Governmental Entity (including applicable recognized stock exchanges and securities commissions), or to the public if required by applicable law, provided that the Parties shall advise each other in advance of any public statement which they propose to make.

11.15 Subrogation

The assignment and conveyance effected by this Agreement is made with full right of substitution and subrogation of Purchaser in and to all covenants, representations, warranties and indemnities previously given or made by others in respect of the Shares and Assets or any part or portion thereof.

11.16 Counterparts

This Agreement may be executed in counterpart and provided by facsimile and all executed counterparts provided by facsimile or otherwise together shall constitute one agreement.

IN WITNESS WHEREOF the Parties have duly executed this Agreement as of the date first above written.

968326 ALBERTA LTD.

Per: ______________________________
Name: Thomas [illegible]
Title: President

ROCK ENERGY INC.

Per: ______________________________
Name: Allen Bey
Title: PRESIDENT

File No. 82-34785

ASSET PURCHASE AND SALE AGREEMENT

ELM ENERGY MANAGEMENT LTD.

(as Vendor)

- and -

1143734 ALBERTA LTD.

(as Purchaser)

- and –

DATED AS OF MARCH 14, 2005

TABLE OF CONTENTS

SCHEDULES:

ASSET PURCHASE AND SALE AGREEMENT

THIS AGREEMENT made as of the 14th day of March, 2005,

BETWEEN:

ELM ENERGY MANAGEMENT LTD., a corporation incorporated pursuant to the laws of Alberta (hereinafter referred to as "Vendor")

- and -

1143734 ALBERTA LTD., a corporation incorporated pursuant to the laws of Alberta (hereinafter referred to as "Purchaser")

WHEREAS Vendor wishes to sell the Assets and Purchaser wishes to purchase the Assets subject to and in accordance with the terms and conditions hereof;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and the mutual covenants and agreements hereinafter set forth, the Parties agree and covenant as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, including the recitals and the Schedules:

(a) "**Abandonment and Reclamation Obligations**" means all obligations to abandon the Wells and restore and reclaim the sites thereof, to decommission and remove the facilities and equipment comprised in the Tangibles and restore and reclaim the sites thereof and to reclaim and restore the lands to which the Surface Rights relate, including such obligations relating to Wells that were abandoned prior to the Effective Time;

(b) "**AFEs**" means the authorities for expenditure, if any, set forth in Schedule E;

(c) "**this Agreement**", " **herein**", "**hereto**", "**hereof**" and similar expressions refer to this Agreement of Purchase and Sale as amended from time to time;

(d) "**Aggregate Assets**" means all oil and gas properties held by ELM Energy Management Ltd. as drilling manager for itself and for other parties involved in concurrent transactions with Purchaser;

(e) "**Applicable Laws**" means applicable corporate and securities laws, regulations and rules, all policies thereunder and rules of applicable stock exchanges;

(f) "**Assets**" means the Petroleum and Natural Gas Rights, the Tangibles and the Miscellaneous Interests;

(g) **"Base Purchase Price"** means $4,191,006, subject to adjustment as provided herein;

(h) **"Business Day"** means any day which is not a Saturday, Sunday or statutory holiday in Calgary, Alberta;

(i) **"Closing"** means the transfer of legal and beneficial ownership of the Assets from Vendor to Purchaser and the completion of other matters incidental thereto as herein provided for;

(j) **"Closing Date"** means the later of (i) April 7, 2003 and (ii) the date which is one Business Day after Rock Energy Inc. has received regulatory approval to issue the Rock Energy Inc. shares pursuant to a share sale agreement dated on the date herein with Vendor, provided the Closing Date shall not be later than April 15, 2005;

(k) **"Closing Time"** means 9:59 a.m. Calgary time on the Closing Date, or such other time as mutually agreed to by the Parties;

(l) **"Consideration"** has the meaning ascribed thereto in Section 2.1;

(m) **"Data"** means all records, data and information owned by Vendor including Seismic Data directly relating to the Petroleum and Natural Gas Rights or the Tangibles, including well files, lease files, agreement files and production records (including the Title and Operating Documents);

(n) **"Effective Time"** means 12:01 a.m., Calgary time, on the 1st day of January, 2005;

(o) **"Environmental Liabilities"** means all environmental liabilities that relate to the Assets or that arise in connection with the ownership thereof or operations pertaining thereto, including, without limitation, liabilities related to or arising from:

(i) transportation, storage, use or disposal of toxic or hazardous substances;

(ii) release, spill, escape or emission of toxic or hazardous substances; or

(iii) pollution or contamination of or damage to the environment;

including, without limitation, liabilities to compensate Third Parties for damages and losses resulting from the items described in items (i), (ii) and (iii) above (including, without limitation, damage to property, personal injury and death) and obligations to take action to prevent or rectify damage to or otherwise protect the environment and, for purposes of this Agreement, "the environment" includes , without limitation, the air, the surface and subsurface of the earth, bodies of water (including, without limitation, rivers, streams, lakes and aquifers) and plant, human and animal life;

(p) **"GST"** means the goods and services tax payable pursuant to the GST Legislation;

(q) **"GST Legislation"** means the *Excise Tax Act*, 1980 RSC, c. E-15, as amended and the regulations thereunder;

(r) **"General Conveyance"** means the general conveyance in the form of Schedule "F";

(s) **"Interim Period"** means the period between the Effective Time and the Closing Date;

(t) "**Lands**" means the Petroleum Substances within, under or upon the lands described in the Land Schedule, subject to the restrictions and exclusions set forth therein as to Petroleum Substances and geological formations, and any other interests in oil and gas properties legally or beneficially owned by Vendor;

(u) "**Land Schedule**" means Schedule "A";

(v) "**Leases**" means the leases, licenses, permits and similar documents of title described in the Land Schedule by virtue of which the holder thereof is entitled to drill for, win, take, own or remove Petroleum Substances within, upon or under the Lands and includes, if applicable, all renewals and extensions of such documents and all documents issued in substitution therefore;

(w) "**Losses and Liabilities**" means, in relation to a Party, losses, costs, damages and expenses which such Party suffers, sustains, pays or incurs including legal fees on a "solicitor and his own client" basis;

(x) "**Miscellaneous Interests**" means Vendor's interests in all property, assets, interests and rights (other than the Petroleum and Natural Gas Rights and the Tangibles) directly related to the Petroleum and Natural Gas Rights or the Tangibles but only to the extent such property, assets, interests and rights are directly related to Petroleum and Natural Gas Rights or the Tangibles, including without limitation any and all of the following:

(i) contracts and agreements directly related to the Petroleum and Natural Gas Rights or the Tangibles including, without limitation, the Title and Operating Documents;

(ii) the Surface Rights;

(iii) the Data; and

(iv) the Wells, including well bores and casing,

but specifically excludes (a) Petroleum Substances produced prior to the Effective Time and (b) accounts receivable accruing prior to the Effective Time;

(y) "**Parties**" means the parties to this Agreement and "Party" means any one of them;

(z) "**Permitted Encumbrances**" means:

(i) liens for taxes, assessments and governmental charges for which payment is not due;

(ii) liens incurred or created in the ordinary course of business as security in favour of the person who is conducting the development or operation of the property to which such liens relate for Vendor's proportionate share of costs and expenses of such development or operation for which payment is not due;

(iii) mechanics', builders' and materialmen's liens in respect of services rendered or goods supplied for which payment is not due;

(iv) easements, rights of way, servitudes and other similar rights in land (including, without limitation, rights of way and servitudes for roads; railways; sewers; drains; gas and oil

pipelines; gas and water mains and electric light, power, telephone, telegraph and cable television conduits, poles, wires and cables);

(v) the right reserved to or vested in any municipality or government or other public authority by the terms of any lease, license, franchise, grant or permit or by any statutory provision, to terminate any such lease, license, franchise, grant or permit or to require annual or other periodic payments as a condition of the continuance thereof;

(vi) rights of general application reserved to or vested in any governmental authority to levy taxes on Petroleum Substances or any of them or the income therefrom, and governmental requirements and limitations of general application;

(vii) royalty burdens, liens, adverse claims, penalties, reductions in interests and other encumbrances set out (A) in the Land Schedule or (B) in the Title and Operating Documents to the extent that they would constitute Permitted Encumbrances under section 1.1(z)(i) to (vi) and (viii); and

(viii) the reservations, limitations, provisions and conditions in any original grants from the Crown or freehold lessors of any of the Lands or interests therein and statutory exceptions to title;

(aa) "**Petroleum and Natural Gas Rights**" means (i) all of the interest of Vendor in the Leases (to the extent they pertain to the Lands) including, without limitation, the interests that are attributed to Vendor in the Land Schedule, (ii) the fee simple interests (if any) in mines and minerals in the Lands attributed to Vendor in the Land Schedule, and (iii) all of the interest of Vendor (if any) in royalties, net profits interests and similar interests including, without limitation, the interests attributed to Vendor in the Land Schedule;

(bb) "**Petroleum Substances**" means crude oil, petroleum, natural gas, natural gas liquids, coalbed methane and other related hydrocarbons (except coal) and any and all other substances (including sulphur), whether liquid, solid or gaseous and whether hydrocarbons or not, produced in association therewith, the rights to which are granted pursuant to the Leases;

(cc) "**Prime Rate**" means the rate of interest, expressed as a rate per annum, designated by the main branch in Calgary of the Royal Bank of Canada, as the reference rate used by it to determine rates of interest charged by it on Canadian dollar commercial loans made in Canada and which is announced by such bank, from time to time, as its prime rate, provided that whenever such bank announces a change in such reference rate, the "Prime Rate" shall correspondingly change effective on the date the change in such reference rate is effective;

(dd) "**Right of First Refusal**" means a right of first refusal, preemptive right of purchase or similar right whereby a Third Party has the right to acquire or purchase a portion of the Assets as a consequence of Vendor having agreed to sell the Assets to Purchaser in accordance herewith;

(ee) "**Sale, Processing and Transportation Agreements**" means agreements for the sale of Petroleum Substances produced from the Lands or lands pooled or unitized therewith and agreements providing for the gathering, transportation, compression, processing, treatment or storage of Petroleum Substances produced from the Lands or lands pooled or unitized therewith, if any, set out in Schedule "C";

(ff) **"Seismic Data"** means seismic data owned by the Vendor, including surveyors' ground elevation records, shot point maps, drillers' logs, shooters' records, seismograph records, seismograph magnetic tapes, monitor records, field records and record sections, excluding maps and interpretations made therefrom;

(gg) **"Shares"** means 4,191,006 common shares in the capital of the Purchaser;

(hh) **"Specific Conveyances"** means all conveyances, assignments, transfers, novations and other documents or instruments that are reasonably required or desirable, in accordance with normal oil and gas industry practices, to convey, assign and transfer the Assets to Purchaser, or its nominee, and to novate Purchaser, or its nominee, into the Title and Operating Documents in the place and stead of Vendor with respect to the Assets;

(ii) **"Surface Rights"** means all rights to use or occupy the surface of lands (including, but not limited to, the Lands) which are used or held for use in connection with the Petroleum and Natural Gas Rights or the Tangibles, including rights to enter upon and occupy the surface of lands on which the Tangibles and the Wells are located and rights to use the surface of lands to gain access thereto;

(jj) **"Take or Pay Obligations"** means take or pay and similar obligations related to the Assets arising after the Effective Time as a result of payments made prior to the Effective Time by or on behalf of buyers of Petroleum Substances in lieu of or in satisfaction of their obligations to buy Petroleum Substances, including obligations to sell or deliver Petroleum Substances or any of them to a Third Party after the Effective Time without being entitled in due course to receive and retain full payment for such Petroleum Substances and obligations to repay such payments and\or interest thereon;

(kk) **"Tangibles"** means the interests of Vendor that are directly related to the Petroleum and Natural Gas Rights in all other tangible depreciable property and assets used or intended to be used in producing, processing, gathering, treating, storing, measuring or injecting Petroleum Substances or any of them from the Lands or lands pooled or unitized therewith or in connection with water injection or removal operations that pertain to the Petroleum and Natural Gas Rights, including, without limitation, all Wells, gas plants, oil batteries, production equipment, pipelines, pipeline connections, meters, dehydrators, motors, compressors, treaters, dehydrators, scrubbers, separators, pumps, tanks, boilers, inventory, and communication equipment;

(ll) **"Third Party"** means any partnership, corporation, trust, unincorporated organization, union, government, governmental department or agency, individual or any heir, executor, administrator or other legal representative of an individual other than a Party;

(mm) **"Title and Operating Documents"** means, to the extent directly related to the Petroleum and Natural Gas Rights or the Tangibles, (i) the Leases, (ii) assignments, trust declarations, operating agreements, royalty agreements, overriding royalty agreements, gross overriding agreements, participation agreements, farm-in agreements, sale and purchase agreements, pooling agreements, common stream agreements, easements, surface leases and pipeline crossing agreements, (iii) Sale, Processing and Transportation Agreements; (iv) agreements for construction, ownership and operation of gas plants, gas gathering systems and other facilities, (v) permits, licenses and approvals and (vi) other agreements which relate to the Petroleum and Natural Gas Rights or the Tangibles or the ownership, operation or exploitation thereof;

(nn) **"Vendor's Counsel"** means Bennett Jones LLP;

(oo) **"Vendor Financial Statements"** means the audited property financial statements relating to the Assets for the three year period ended December 31, 2004 to be provided by Vendor, to the extent reasonably possible, within 30 days after Closing;

(pp) **"Vendor GLJ Reserve Report"** means the reserve report effective December 31, 2004 prepared by GLJ on the petroleum and natural gas reserves of the Vendor; and

(qq) **"Wells"** means all wells (including without limitation producing, shut-in, suspended, capped, abandoned, injection and disposal wells) located on the Lands or lands pooled or unitized therewith.

1.2 Article, Section and Schedule References

Except as otherwise expressly provided, a reference in this Agreement to an "Article", "section", "subsection", "paragraph" or "Schedule" is a reference to an Article, Section, subsection, paragraph or schedule of or to this Agreement.

1.3 Interpretation Not Affected by Headings

The headings in this Agreement are for convenience only and shall not affect the construction or interpretation of this Agreement.

1.4 Included Words

When the context reasonably permits, words suggesting the singular shall be construed as suggesting the plural and vice versa, and words suggesting one gender shall be construed as suggesting other genders.

1.5 Schedules

The following Schedules are attached to and form a part of this Agreement:

Schedule "A"	-	Land Schedule
Schedule "B"	-	Intentionally left blank
Schedule "C"	-	Sale, Processing and Transportation Agreements
Schedule "D"	-	Lawsuits and Claims
Schedule "E"	-	Authorizations for Expenditure
Schedule "F"	-	General Conveyance
Schedule "G"	-	Officer's Certificate of Vendor
Schedule "H"	-	Officer's Certificate of Purchaser

Wherever any term or condition, express or implied, of such Schedules conflicts or is at variance with any term or condition in the body of this Agreement, such term or condition in the body of this Agreement shall prevail.

1.6 Currency

All currency references herein shall refer to Canadian dollars.

1.7 Knowledge

Where in this Agreement a Party makes a representation or warranty on the basis of knowledge or awareness of such Party, such knowledge or awareness consists only of the actual knowledge or awareness of the officers of such Party without further inquiry.

ARTICLE 2
PURCHASE AND SALE

2.1 Purchase and Sale

Upon the terms and subject to the conditions of this Agreement, Purchaser hereby agrees to purchase the Assets from Vendor and Vendor hereby agrees to sell and convey the Assets to Purchaser on the Closing Date at and for a consideration (the "**Consideration**") of 4,191,006 common shares of the Purchaser (the "**Shares**"), which the Parties agree have an aggregate value of $4,191,006 (the "**Shares Value**"). The Shares Value shall be referred to as the "**Base Purchase Price**".

2.2 Closing Funds

On the Closing Date, Purchaser shall deliver to Vendor the Shares, duly issued in the name of Vendor.

2.3 Allocation of Base Purchase Price

Subject to the adjustments made pursuant to Article 4, the Base Purchase Price shall be allocated among the Assets as follows:

(a)	to Petroleum and Natural Gas Rights	$3,352,804
(b)	to Tangibles	$ 838,201
(c)	to Miscellaneous Interests	<u>$1</u>
	TOTAL	$4,191,006

2.4 Section 85 Tax Election

The Parties agree that the sale and transfer of the Assets hereunder shall be made pursuant to the provisions of section 85 of the *Income Tax Act* (Canada), and that the agreed amounts for the transfer of the Assets, for the purposes of section 85 of the Act, shall be determined by the Vendor in its sole discretion, provided such agreed amounts shall be within the limits provided in the Act. Each Party agrees to execute, deliver and file such documents, election forms and the like as may be necessary to effect the same. Each Party covenants not to dissolve (or liquidate substantially all of its assets) until such election forms and documents have been executed, delivered and filed.

2.5 GST

(a) The Consideration does not include GST.

(b) Purchaser and Vendor shall elect jointly pursuant to subsection 167 of the GST Legislation with respect to the Assets (excluding the Petroleum and Natural Gas Rights). Purchaser shall prepare and file the prescribed form within the time referred to in subsection 167 of the GST Legislation.

(c) If the election contemplated in subsection 2.5(b) is determined to be invalid then Purchaser shall pay, in a timely fashion, to the appropriate government authority any applicable GST and any interest or penalties thereon in respect of the Assets.

(d) If the amount of any GST paid by Purchaser pursuant to this Section 2.5 is subject to audit by the relevant government authority, and it is determined by that government authority that an additional amount of tax or interest or penalties should be assessed, Purchaser shall be solely responsible for the payment of such additional amount.

(e) If, as a result of any adjustment made pursuant to Article 4, the amount of GST is increased or decreased, such increase or decrease shall be for the account of the Purchaser.

ARTICLE 3
CLOSING

3.1 Place of Closing

Unless otherwise agreed to in writing by the Parties, Closing shall take place at the Closing Time on the Closing Date at the offices of Vendor's Counsel.

3.2 Effective Time of Transfer

The transfer and assignment of the Assets from Vendor to Purchaser shall be effective as of the Effective Time. However, possession and title to the Assets shall not pass to Purchaser until Closing.

3.3 Deliveries at Closing

(a) At Closing, Vendor shall table the following:

(i) a certified copy of a special resolution of the shareholders and a certified copy of a resolution of the directors of the Vendor authorizing the execution and delivery of this Agreement and the completion of the sale of the Assets and all other transactions herein;

(ii) an officer's certificate of the Vendor in the form of Schedule G confirming the matters referred to in Section 6.1;

(iii) the section 167 GST election;

(iv) the section 85 rollover elections; and

(v) such other items as may be specifically required hereunder.

In addition, Vendor will execute the General Conveyance tabled by Purchaser.

(b) At Closing, Purchaser shall table the following:

(i) a certified copy of resolutions of the board of directors of Purchaser authorizing the execution and delivery of this Agreement and the completion of the purchase of the Assets and all other transactions herein;

(ii) the General Conveyance fully executed by Purchaser;

(iii) the amounts payable at Closing on account of the Consideration in accordance with Section 4;

(iv) an officer's certificate of Purchaser in the form of Schedule H confirming the matters referred to in Section 6.3;

(v) the share certificate or certificates representing the Shares issued in the name of Vendor; and

(vi) such other items as may be specifically required hereunder.

(c) The items tabled at Closing pursuant to subsections 3.3(a) and (b) shall be held in escrow until all of such items have been tabled, whereupon such escrow shall be terminated and the items described in subsection 3.3(a) shall be delivered to Purchaser and the items described in subsection 3.3(b) shall be delivered to Vendor and the Closing shall have occurred.

3.4 Delivery of Data

Vendor shall, as soon as is practicable after Closing, deliver to Purchaser original copies of the Data which they have in their possession, provided that if Vendor retains any interest in any property to which any of the Data relates, Vendor may retain a photocopy of such Data. If reasonably required by Vendor after Closing for the completion of tax returns or dealing with tax matters, Purchaser shall make original copies of Data available to Vendor.

3.5 Specific Conveyances

Vendor shall prepare the Specific Conveyances before Closing and circulate to Third Parties. Purchaser shall register all Specific Conveyances that require registration. Purchaser shall bear all costs incurred in registering any Specific Conveyances and registering any further assurances required to convey the Assets to it. Purchaser shall register all such Specific Conveyances promptly after Closing.

ARTICLE 4
ADJUSTMENTS

4.1 Costs and Revenues to be Apportioned

(a) Except as otherwise provided in this Article 4 and subject to all other provisions of this Agreement, the Parties will adjust and apportion expenditures and revenues of every kind and nature incurred, payable or paid in respect of the operation of the Assets including operating, maintenance, development and capital costs, proceeds from the sale of Petroleum Substances, royalties, property taxes, gas cost allowance (or similar allowances), prepayments and deposits, duties, taxes and assessments (other than income taxes), as at the Effective Time.

(b) The Vendor is entitled to the revenues and benefits from the ownership and operation of the Assets accrued prior to the Effective Time and is responsible for and will pay for the expenditures pertaining to the ownership, operation and development of the Assets incurred prior to the Effective Time.

(c) The Purchaser is entitled to the revenues and benefits from the ownership and operation of the Assets accrued from and after the Effective Time and is responsible for and will pay for the

expenditures pertaining to the ownership, operation and development of the Assets incurred from and after the Effective Time.

(d) All statements prepared under this Article 4 will be prepared as contemplated herein and in accordance with generally accepted accounting principles applying the accrual method.

(e) Two Business Days prior to the Closing Date, the Vendor shall deliver to the Purchaser a written interim statement of adjustments under this Agreement and the Vendor will make available to representatives of the Purchaser all information necessary for the Purchaser to confirm the calculations in the statement. The Parties will cooperate in settling the adjustments and payment to be made on an interim basis and the amount so agreed will be employed for the purposes of the Closing and completion of the transactions contemplated by this Agreement. For the purposes of the interim statement of adjustments, there shall be an accrual of net operating revenue from the Assets.

(f) By September 15, 2005, the Parties will have cooperated and prepared a final statement of all adjustments and payments to be made pursuant to this Agreement. Upon agreement as to all adjustments and payments to be made, the net amount will be remitted by the Party who in the net result is obliged to make payment and in the event Purchaser is entitled to an adjustment in its favour, such amount shall be set-off from any amount paid to Vendor under Section 2.2. No further adjustment shall be permitted or effected after September 15, 2005, subject to 4.1(h) and (i).

(g) Notwithstanding the preceding subclause, each Party will have the right, following the Closing Date until September 15, 2005, to examine, copy and audit the records of the other Parties relative to the Assets for the purpose of effecting or verifying adjustments required under this Article. The auditing Party will, upon reasonable notice, conduct that audit at its sole expense during normal business hours at the offices of the audited Party or at such other premises where those records are maintained. Any claims of discrepancies disclosed by that audit will be made in writing to the audited Party as soon as reasonably practicable. That Party will respond in writing to any such claims as soon as reasonably practicable. The Parties will use good faith efforts to resolve any outstanding claims of discrepancies by September 15, 2005.

(h) If the Parties cannot resolve any outstanding claims of discrepancies by September 15, 2005 pursuant to section 4.1(g), the matter may be referred to binding arbitration by either Party under the provisions of the *Arbitration Act* (Alberta) provided notice of such claim must be given by the claiming Party to the other Party on or before September 15, 2005. Nothing in this section 4.1 shall be construed as permitting an adjustment resulting from a re-assessment of the value of the Assets. No net adjustment(s) for the benefit of Purchaser shall exceed in the aggregate the Holdback Amount, and the Vendor shall have no liability pursuant to this section 4.1 in excess of the Holdback Amount.

(i) Notwithstanding section 4.1(f), the Parties acknowledge that any net benefits to Vendor resulting from all joint venture and other audits commenced by Vendor or its agents before September 15, 2005 respecting periods prior to the Effective Time shall be credited to Vendor (and paid in conjunction with the remittance of any funds pursuant to Section 2.2) if such benefits have either been received by Purchaser on behalf of Vendor prior to September 15, 2005, or the payor of such amount has confirmed in writing to each of Vendor and Purchaser by September 15, 2005 that the amount is owing and that it will be paid to Purchaser as soon as reasonably practicable.

(j) All payments made after the Effective Time are to be paid within fifteen (15) days after the amount is determined and, if not paid within the fifteen (15) days, will thereafter bear interest until paid at a rate of interest equal to the Prime Rate plus one (1%) percent compounded annually.

(k) All freehold mineral taxes, surface and mineral lease rentals and any similar payments made by the Vendor to preserve any of the Leases or any Surface Rights shall be apportioned between the Vendor and the Purchaser as at the Effective Time.

ARTICLE 5
CONDITIONS OF CLOSING

5.1 Purchaser's Conditions

The obligation of Purchaser to purchase the Assets pursuant hereto is subject to the satisfaction at or prior to the Closing Date of the following conditions, which are for the exclusive benefit of Purchaser and may be waived by Purchaser:

(a) **Representations**: the representations and warranties made by Vendor in Section 6.1 hereof shall be true as of the Closing Date as if made on and as of such date (except for representations and warranties which refer to another date, which shall be true as of that date) and Vendor shall have provided to Purchaser a certificate of two officers of Vendor certifying as to such matters on the Closing Date and Purchaser shall have no knowledge to the contrary;

(b) **Opinion:** Vendor shall have provided Purchaser and Burnet, Duckworth & Palmer LLP with opinions of Vendor's Counsel, dated the Closing Date and addressed to Purchaser and to Burnet, Duckworth & Palmer LLP, to the effect that:

(i) Vendor is duly incorporated and validly existing under the laws of the Province of Alberta and Vendor has full power and authority to enter into this Agreement and perform its obligations hereunder;

(ii) all necessary corporate proceedings of Vendor have been taken to fully, validly and effectively authorize this Agreement and the transactions contemplated herein, the performance by Vendor of its obligations hereunder, and the execution and delivery by Vendor of this Agreement and all documents delivered pursuant hereto;

(iii) the execution and delivery by Vendor of this Agreement and all documents delivered pursuant hereto, the performance by Vendor of its obligations hereunder and thereunder and the consummation of the transactions contemplated herein and therein will not result in the breach of or violate any term or provision of the partnership agreement which governs Vendor; and

(iv) this Agreement has been, and the documents delivered pursuant hereto will be, duly executed and delivered by Vendor, as the case may be, and this Agreement is, and such other documents will be, valid and binding on Vendor and enforceable in accordance with their respective terms (subject to qualifications regarding the availability of equitable remedies and the general limitations in the enforcement of creditors' rights);

In giving such opinion, Vendor's Counsel may rely, in respect of matters governed by the laws of any jurisdiction other than the Province of Alberta or the laws of Canada applicable therein, upon

the opinion of local counsel in such jurisdiction provided that Vendor's Counsel is of the opinion that the opinion of such local counsel is one upon which Vendor's Counsel may properly rely and, in respect of matters of fact, upon certificates of the officers of Vendor or any other appropriate persons acceptable to Burnet, Duckworth & Palmer LLP;

(c) **No Material Change:** there shall have been no material adverse change, financial or otherwise, in the assets, liabilities, business, operations, prospects, affairs, capital or financial condition of Vendor from that disclosed in the Vendor's GLJ Reserve Report or any occurrences or circumstances which have resulted or might reasonably be expected to result in a material adverse change thereto (other than a change due to changes in general economic conditions (including commodity prices) applicable to corporations conducting business similar to that of Vendor) except as have been previously disclosed to Purchaser prior to the date hereof;

(d) **Obligations:** all obligations of Vendor contained in this Agreement to be performed prior to or at Closing shall have been timely performed in all material respects;

(e) **No Actions:** no action or proceeding shall have been instituted or threatened by anyone before any court or governmental agency to obtain damages in respect of this Agreement or to restrain or prohibit the consummation of the transactions contemplated herein; and

(f) **Deliveries:** all documents to be delivered by Vendor to Purchaser at Closing pursuant hereto shall have been delivered by Vendor to Purchaser at the time and in the form stipulated in this Agreement.

If any of the foregoing conditions has not been complied with or waived by Purchaser at or before the Closing Date, Purchaser may, in addition to any other remedies which it may have available to it, terminate its obligations to purchase the Assets by written notice to Vendor specifying what conditions have not been satisfied.

5.2 Vendor's Conditions

The obligation of Vendor to sell the Assets pursuant hereto is subject to the satisfaction at or prior to the Closing Date of the following conditions, which are for the exclusive benefit of Vendor and may be waived by Vendor:

(a) **Representations:** The representations and warranties made by Purchaser in Section 6.3 of this Agreement shall be true as of the Closing Date as if made on and as of such date (except for representations and warranties which refer to another date, which shall be true as of that date), Purchaser shall have provided to Vendor a certificate of one officer of Purchaser certifying as to such matters on the Closing Date and Purchaser shall have no actual knowledge to the contrary;

(b) **Opinion:** Purchaser shall have provided a Bennett Jones LLP Opinion, dated the Closing Date and addressed to Burnet, Duckworth & Palmer LLP relating to the following matters:

(i) Purchaser is a corporation duly continued and validly existing under the laws of the Province of Alberta and has full power and authority to enter into this Agreement and perform its obligations hereunder;

(ii) all necessary corporate proceedings of Purchaser have been taken to fully, validly and effectively authorize this Agreement and the transactions contemplated herein, the

performance by Purchaser of its obligations hereunder, and the execution an delivery by Purchaser of this Agreement and all documents delivered pursuant hereto;

(iii) the execution and delivery by Purchaser of this Agreement and all documents delivered pursuant hereto, the performance by Purchaser of its obligations hereunder and thereunder and the consummation of the transactions contemplated herein and therein will not result in the breach of or violate any term or provision of the articles or by-laws of Purchaser; and

(iv) this Agreement has been, and the documents delivered pursuant hereto will be, duly executed and delivered by Purchaser and this Agreement is, and such other documents will be, valid and binding on Purchaser and enforceable in accordance with their terms (subject to qualifications regarding the availability of equitable remedies and the general limitations on the enforcement of creditors' rights).

In giving such opinion, Bennett Jones LLP may rely, in respect of matters governed by the laws of any jurisdiction other than the Province of Alberta or the laws of Canada applicable therein, upon the opinion of local counsel in such jurisdiction provided that Bennett Jones LLP is of the opinion that the opinion of such local counsel is one upon which Bennett Jones LLP may properly rely and, in respect of matters of fact, upon certificates of senior officers of Purchaser or any other appropriate persons acceptable to Burnet, Duckworth & Palmer LLP;

(c) **No Material Change:** there shall have been no material adverse change, financial or otherwise, in the assets, liabilities, business, operations, prospects, affairs, capital or financial condition of Purchaser from that disclosed in the Purchaser's Financial Statements or any occurrences or circumstances which have resulted or might reasonably be expected to result in a material adverse change thereto (other than a change due to changes in general economic conditions (including commodity prices) applicable to corporations conducting business similar to that of Purchaser) except as have been previously disclosed to Vendor prior to the date hereof;

(d) **Obligations:** all obligations of Purchaser contained in this Agreement to be performed prior to or at Closing shall have been timely performed in all material respects; and

(e) **Payment and Deliveries:** all amounts to be paid or documents to be delivered by Purchaser to Vendor at Closing pursuant hereto shall have been paid or delivered, as the case may be, to Vendor by Purchaser at the time and in the form stipulated in this Agreement.

If any of the foregoing conditions precedent has not been complied with, or waived by Vendor at or before the Closing Date, Vendor may, in addition to any other remedies which it may have available to it, terminate its obligations to sell the Assets to Purchaser by written notice from Vendor to Purchaser specifying what conditions have not been satisfied.

5.3 Mutual Closing Conditions

The obligations of the Parties to complete the transactions contemplated herein are subject to fulfillment of the following conditions precedent on or before the Closing Date or such other time as is specified below:

(a) **No Action:** There shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, promulgated or issued by any court,

department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

(i) makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the transactions contemplated by this Agreement or any other transactions contemplated herein; or

(ii) results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein; and

(b) **Consents:** Vendor and Purchaser shall have obtained all consents, approvals and authorizations (including, without limitation, all stock exchange, securities commission and other regulatory approvals) required or necessary in connection with the transactions contemplated herein on terms and conditions reasonably satisfactory to Vendor and Purchaser.

The foregoing conditions are for the mutual benefit of Purchaser and Vendor and may be waived, in whole or in part, by Purchaser and Vendor together, at any time. If any of the said conditions precedent shall not be complied with or waived as aforesaid on or before the date required for the performance thereof, Purchaser and Vendor may, in addition to the other remedies it may have at law or in equity, rescind and terminate this Agreement by written notice to the other Party.

5.4 Efforts to Fulfill Conditions Precedent

Each Party shall proceed diligently and in good faith and use all reasonable efforts to satisfy the conditions precedent which are for its benefit or the mutual benefits of the Parties, and assist in the satisfaction of the conditions precedent which are for the benefit of the other Party, such that all such conditions precedent can be fulfilled and satisfied as soon as practicable.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES

6.1 Representations and Warranties of Vendor

The Vendor represents and warrants to Purchaser that:

(a) **Standing:** the Vendor is a corporation duly formed and validly existing under the laws of Alberta, is authorized to carry on business in all jurisdictions in which the Assets are located, and now has all the requisite power and authority to sell, assign, transfer and convey the Assets to Purchaser in accordance with this Agreement;

(b) **No Conflicts:** the consummation of the transactions contemplated herein will not violate, nor be in conflict with, any of the constating documents, by-laws, agreements or other governing documents of the Vendor or any judgment, decree, order, law, statute, rule or regulation applicable to Vendor;

(c) **Execution of Documents:** this Agreement has been duly executed and delivered by the Vendor and all other documents (including the General Conveyance and the Specific Conveyances) executed and delivered by Vendor pursuant hereto will be duly executed and delivered by the Vendor, and this Agreement does, and such documents will, constitute legal, valid and binding obligations of the Vendor enforceable in accordance with their respective terms, subject to bankruptcy, insolvency, preference, reorganization, moratorium and other similar laws affecting

creditors' rights generally and the discretion of courts with respect to equitable or discretionary remedies and defences;

(d) **Finders' Fees:** Vendor has not incurred any obligation or liability, contingent or otherwise, for brokers' or finders' fees in respect of this transaction for which Purchaser shall have any obligation or liability;

(e) **No Authorizations:** no authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body exercising jurisdiction over the Assets or Vendor is required for the due execution, delivery and performance by Vendor of this Agreement, other than authorizations, approvals or exemptions previously obtained and currently in force;

(f) **Title:** except for the Permitted Encumbrances, the Assets are free and clear of all liens, mortgages, royalties, encumbrances and adverse claims created by, through or under Vendor; and, except as expressly set forth elsewhere in this Agreement, Vendor does not otherwise make any representation, warranty or covenant as to title to or the encumbrances or burdens affecting the Assets;

(g) **No Lawsuits or Claims:** Except as set forth in Schedule D, Vendor has not received notice of any actions, suits, proceedings or claims with respect to, or in any manner making a claim adverse to the ownership of the Assets or affecting the use or operation of the Assets, which if determined against Vendor would, individually or in the aggregate, have a material adverse effect on the Assets or any of them;

(h) **Rights of First Refusal:** The sale of the Assets pursuant hereto is not subject to any Rights of First Refusal created by, through or under Vendor, and the sale of the Assets by Vendor shall represent a sale of all or substantially all of Vendor's petroleum and natural gas rights in the province where the Assets are situated;

(i) **Sale, Processing and Transportation Agreements:** except as set forth in Schedule "C", Vendor is not a party to or bound by any Sale, Processing and Transportation Agreements which cannot be terminated without penalty on notice from Vendor of 60 days or fewer;

(j) **Take or Pay:** there are no Take or Pay Obligations related to the Assets;

(k) **No Default:** Vendor is not in default under and, to Vendor's knowledge, no condition exists that with notice or lapse of time or both would constitute a default under:

(i) any loan agreement, evidence of indebtedness, or instrument granting a security interest to which Vendor is a party and by which the Assets are bound; or

(ii) any judgment, order or injunction of any court, arbitrator or governmental entity;

which default or potential default would, either singly or in the aggregate, reasonably be expected to have a material adverse effect on the Assets or rights derived therefrom;

(l) **Operations:** Except to the extent that would not have a material adverse effect:

(i) where Vendor or any of its Affiliates was the operator, all Operations related to the Assets have been conducted in compliance with laws and regulations; and

(ii) where Vendor or any of its Affiliates was not the operator, to the knowledge of Vendor, all Operations related to the Assets have been conducted in compliance with laws and regulations;

except to the extent cured or rectified prior to the date hereof;

(m) **Production Allowables:** To Vendor's knowledge:

(i) none of the Wells has been produced in excess of applicable production allowables imposed by any law or regulations except to the extent that has been resolved through production penalties that are no longer applicable; and

(ii) Vendor has no knowledge of any impending change in production allowables imposed by applicable law or any governmental regulatory agency that may be applicable to any of the Wells, other than changes of general application;

(n) **Compliance with Law:** To Vendor's knowledge, Vendor and each of its subsidiaries and partnerships (if any) has complied with and is in compliance with all laws or regulations applicable to the operation of its business, including all Applicable Laws, except where failure to do so would not have a material adverse effect on the Assets, and Vendor has all licenses, permits, orders or approvals of, and has made all required registrations with, any government or regulatory body that are material to the Assets;

(o) **Outstanding AFEs:** Except as set forth in Schedule E, there are no outstanding authorizations for expenditure pertaining to any Assets or any other commitments, approvals or authorizations pursuant to which an expenditure may be required to be made in respect of the Assets after the Effective Time for which the share attributable to the Aggregate Assets exceeds $50,000;

(p) **ARTC:** The Assets are not restricted properties for the purpose of Alberta Royalty Tax Credit eligibility;

(q) **Royalties Paid:** To Vendor's knowledge, all royalties and rentals payable under the Title and Operating Documents and all *ad valorem*, property, production, severance and similar taxes and assessments based upon or measured by the ownership of its Assets or the production of Petroleum Substances from the Lands or the receipt of proceeds therefrom have been properly paid in full and in a timely manner;

(r) **Permits and Licences:**

(i) Vendor or the relevant operator has obtained all licences, permits, approvals and authorizations relating to the ownership, use or operation of the Assets that are required under applicable law in order for Vendor to own the Assets and for the use and operation of the Assets;

(ii) Vendor has not received any notice of default under or non-compliance with the terms of any such licence, permit, approval or authorization; and

(iii) all such licences, permits, approvals and authorizations are in good standing;

except in all cases, where a contrary fact or circumstance would not have a material adverse effect;

(s) **Tax Residence:** Vendor is not a non-resident of Canada within the meaning of Section 116 of the *Income Tax Act* R.S.C. 1985, c. 1 (5th Supplement) as amended;

(t) **Financial Statements:** the Vendor Financial Statements will be prepared, to the extent reasonably possible by third party auditors, within 30 days after Closing in accordance with generally accepted accounting principles applicable in Canada applied on a basis consistent with that of prior periods (except as stated therein) and present fairly the results of operations for the Assets for the then periods ended;

(u) **Information Provided to GLJ:** Vendor has made available to GLJ prior to the issuance of the Vendor GLJ Reserve Report, all information material to an adequate determination of oil and gas reserves, none of such information contained a material misrepresentation and (other than as may be affected by the disposition of petroleum and natural gas assets in the ordinary course) Vendor has no knowledge of any material adverse change to the oil and gas reserves of Vendor since the effective date of the Vendor GLJ Reserve Report;

(v) **Information:** Vendor has not, prior to the date of this Agreement, intentionally withheld any material information and data in Vendor's possession or control that pertains to the Assets or rights derived therefrom;

(w) **Qualification:** Vendor is duly qualified to carry on business in each jurisdiction in which the nature of its business or the Assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified will not have a material adverse effect on the Assets, taken as a whole;

(x) **Conduct of Business:** Vendor and each of its subsidiaries and partnerships, if any, has conducted and is conducting its business in accordance with good oilfield practices and in compliance in all material respects with all Applicable Laws, rules and regulations and, in particular, all applicable licensing and environmental legislation, regulations or by-laws or other lawful requirements of any governmental or regulatory bodies applicable to Vendor and each of its subsidiaries and partnerships of each jurisdiction in which it carries on business and holds all licenses, registrations and qualifications material to its business and assets in all jurisdictions in which it carries on business and where the failure to so conduct business or being such compliance would have a material adverse effect on the business of Vendor, taken as a whole, which are necessary or desirable to carry on the business of Vendor and its subsidiaries and partnerships, as now conducted, and none of such licenses, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or is likely to have any material adverse effect, financial or otherwise, on the business of Vendor, taken as a whole; and

(y) **Title:** Vendor is not aware of any defects, failures or impairments in the title of Vendor and each of its subsidiaries and partnerships, if any, to its oil and gas properties or facilities whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by any third party, which in aggregate could have a material adverse effect, financial or otherwise, on the business of Vendor.

6.2 Negation of Other Representations

No Party makes any representations or warranties (whether in contract or in tort) except as expressly set forth in this Section 6.1 and Section 6.3 and, in particular, and without limitation, each Party hereby expressly negates any representations or warranties with respect to:

(a) any data or information supplied by a Party to the other or its representatives;

(b) the quality, quantity or recoverability of Petroleum Substances within or under the Lands or any lands pooled or unitized therewith;

(c) the value of the Assets or the future cash flow therefrom; or

(d) the quality, condition, fitness or merchantability of any tangible depreciable equipment or property, interests in which are comprised in the Assets.

Except as expressly set forth in this Section 6.1 and Section 6.3, each Party acknowledges and confirms that it has not relied on any data, information or advice from the other Party with respect to any or all of the matters specifically enumerated in this section 6.2 in connection with the transaction pursuant hereto, and each Party confirms that it has not relied on any covenants, representations or warranties outside this Agreement.

6.3 Representations and Warranties of Purchaser

Purchaser represents and warrants to Vendor, that:

(a) **Standing:** Purchaser is a corporation, duly continued and validly existing under the laws of Alberta, and now has the requisite corporate power and authority to purchase and pay for the Assets in accordance with this Agreement;

(b) **No Conflicts:** the consummation of the transactions contemplated by this Agreement will not violate, nor be in conflict with, the constating documents, by-laws or governing documents of Purchaser or any judgment, decree, order, law, statute, rule or regulation applicable to Purchaser;

(c) **Execution of Documents:** this Agreement has been duly executed and delivered by Purchaser and all other documents (including the General Conveyance and the Specific Conveyances) executed and delivered by Purchaser pursuant hereto will be duly executed and delivered by Purchaser, and this Agreement does, and such documents will, constitute legal, valid and binding obligations of Purchaser enforceable in accordance with their respective terms, subject to bankruptcy, insolvency, preference, reorganization, moratorium and other similar laws affecting creditors' rights generally and the discretion of the courts with respect to equitable or discretionary remedies and defenses;

(d) **Finders' Fees:** Purchaser has not incurred any obligations or liability, contingent or otherwise, for brokers' or finders' fees in respect of this transaction for which Vendor shall have any obligation or liability;

(e) **No Authorizations:** No authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body exercising jurisdiction over the Assets or Purchaser is required for the due execution, delivery and performance by Purchaser of this Agreement, other than authorizations, approvals or exemptions previously obtained and currently in force;

(f) **Authorized and Issued Shares:** the Shares issued to Vendor pursuant hereto shall be duly and validly issued and be fully paid and non-assessable common shares in the share capital of Purchaser;

(g) **Residency:** Purchaser is a Canadian for the purposes of the *Investment Canada Act*, R.S.C. 1985, c. 28 (1st Supp.);

(h) **Business of Purchaser:** Purchaser has all requisite power and authority to carry on its business;

(i) **No Encumbrances:** The Shares at Closing will be validly issued by Purchaser to Vendor in accordance with the by laws and articles of Purchaser, will be fully paid and non assessable and Vendor shall have good and marketable title thereto, free of any liens, pledges, voting trusts, proxies, adverse claims and other encumbrances;

(j) **No Lawsuits or Claims:** Purchaser has not received notice of any actions, suits, proceedings or claims with respect to its assets or shares, which if determined against Purchaser would, individually or in the aggregate, have a material adverse effect on the Shares and rights derived therefrom;

(k) **No Default:** Purchaser is not in default under and, to Purchaser's knowledge, no condition exists that with notice or lapse of time or both would constitute a default under:

(i) any loan agreement, evidence of indebtedness, or instrument granting a security interest to which Purchaser is a party or by which Purchaser or any of its assets are bound; or

(ii) any judgment, order or injunction of any court, arbitrator or governmental entity;

which default or potential default would, either singly or in the aggregate, reasonably be expected to have a material adverse effect on the Shares or rights derived therefrom;

(l) **Qualification:** Purchaser is duly qualified to carry on business in each jurisdiction in which the nature of its business or the property or assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified will not have a material adverse effect on the business, assets, properties, condition (financial or otherwise), results of operations or prospects of the Purchaser, taken as a whole;

(m) **Compliance with Law:** To Purchaser's knowledge, Purchaser and each of its subsidiaries and partnerships, if any, has complied with and is in compliance with all laws or regulations applicable to the operation of its business, including all Applicable Laws, except where failure to do so would not have a material adverse effect on the business, assets, properties, condition (financial or otherwise), results of operations or prospects of Purchaser, taken as a whole, and Purchaser and each of its subsidiaries and partnerships has all licenses, permits, orders or approvals of, and has made all required registrations with, any government or regulatory body that are material to the conduct of its business;

(n) **Authorized Capital:** the authorized capital of Purchaser consists of unlimited number of common shares;

(o) **Options and Similar Rights:** except pursuant to this agreement, no person has any agreement, option, right or privilege (including, without limitation, whether by law, pre-emptive right, contract or otherwise) to purchase, subscribe for, convert into, exchange for or otherwise require the issuance of, nor any agreement, option, right or privilege capable of becoming any such agreement, option, right or privilege, any of the unissued shares or other securities of Purchaser;

(p) **Minute Books:** the minute books of Purchaser are true and correct in all material respects and contain the minutes of all meetings and all resolutions of the directors and shareholders thereof;

(q) **No Changes:** since its incorporation, Purchaser has:

(i) not amended its articles, by-laws or other governing documents; and

(ii) has not conducted any business;

(r) **Securities Orders:** no securities commission or similar regulatory authority has issued any order preventing or suspending trading of any securities of Purchaser, and Purchaser is not in default of any requirement of Applicable Laws;

(s) **No Changes:** since December 31, 2004, Purchaser has:

(i) not amended its articles, by-laws or other governing documents; and

(ii) has not conducted any business;

(iii) conducted its business in all material respects in the usual, ordinary and regular course and consistent with past practice;

(iv) not suffered any material adverse change, financial or otherwise, in its business, financial condition, assets, properties, liabilities or operations (taken as a whole) or any occurrences or circumstances which have resulted or might reasonably be expected to result in a material adverse change thereto (other than changes attributable to fluctuations in the prices of commodities); and

(v) not made any change in its accounting principles and practices as theretofore applied including, without limitation, the basis upon which its assets and liabilities are recorded on its books and its earnings and profits and losses are ascertained;

(t) **Conduct of Business:** Purchaser and each of its subsidiaries and partnerships has conducted and is conducting its business in accordance with good oilfield practices and in compliance in all material respects with all Applicable Laws, rules and regulations and, in particular, all applicable licensing and environmental legislation, regulations or by-laws or other lawful requirements of any governmental or regulatory bodies applicable to Purchaser and each of its subsidiaries and partnerships of each jurisdiction in which it carries on business and holds all licenses, registrations and qualifications material to its business and assets in all jurisdictions in which it carries on business and where the failure to so conduct business or being such compliance would have a material adverse effect on the business of Purchaser, taken as a whole, which are necessary or desirable to carry on the business of Purchaser and its subsidiaries and partnerships, as now conducted, and none of such licenses, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or is likely to have any material adverse effect, financial or otherwise, on the business of Purchaser, taken as a whole; and

(u) **Taxes:** except as disclosed in writing to Vendor, Purchaser has duly and timely filed, in proper form, returns in respect of taxes under the *Income Tax Act*, the *Alberta Corporate Tax Act* (Alberta), the income tax legislation of any other province of Canada or any foreign country in which it carries on business or to the jurisdiction of which it is otherwise subject, the *Mines and Minerals Tax Act* (Alberta), the *Freehold Mineral Rights Tax Act* (Alberta) and similar legislation

of other provinces having jurisdiction over the affairs of Purchaser and each of its subsidiaries, and the *Excise Tax Act* (Canada) for all prior periods in respect of which such filings have heretofore been required, and all taxes shown thereon and all taxes owing with respect to periods ending on or prior to December 31, 2004 have been paid or accrued on the books of Purchaser calculated in accordance with Canadian generally acceptable accounting principles and all payments by Purchaser and each of its subsidiaries to any non-resident of Canada have been made in accordance with all applicable legislation in respect of withholding tax; Purchaser and each of its subsidiaries has withheld from each payment made to any of its officers, directors, former directors and employees the amount of all taxes (including, without limitation, income tax) and other deductions required to be withheld therefrom and has paid the same to the proper tax or other authority within the time required under any applicable tax legislation; Purchaser and each of its subsidiaries has made all installment payments required to be made prior to the date hereof under all applicable tax legislation; and Purchaser and each of its subsidiaries has paid all taxes which are due and payable as at the date hereof.

6.4 Limitation

No claim under this Article 6 shall be made or be enforceable by a Party unless written notice of such claim, with reasonable particulars, is given by such Party to the Party against whom the claim is made within a period of twelve (12) months from the Closing Date. No claim shall be made by a Party in respect of the representations and warranties made by the other Party in this Agreement except pursuant to this Article 6 or Sections 7.4 and 7.5.

ARTICLE 7
INDEMNITIES

7.1 General Indemnity

Purchaser shall be liable to Vendor for and shall, in addition, indemnify Vendor from and against all Losses and Liabilities suffered, sustained, paid or incurred by Vendor which arise out of any matter or thing occurring or arising from and after the Effective Time and which relates to the Assets, provided that Purchaser shall not be liable to Vendor under this section 7.1 in respect of Losses and Liabilities that are directly related to a breach of Vendor's representations and warranties under section 6.1 that has been notified by Purchaser to Vendor within a period of twelve (12) months from the Closing Date.

7.2 Abandonment and Reclamation

Purchaser shall be responsible for the timely performance of all Abandonment and Reclamation Obligations pertaining to the Assets. Purchaser shall be liable to Vendor for and shall, in addition, indemnify Vendor from and against all Losses and Liabilities suffered, sustained, paid or incurred by Vendor should Purchaser fail to perform such Abandonment and Reclamation Obligations.

7.3 Environmental Matters

Purchaser shall be liable to Vendor for and shall, in addition, indemnify Vendor from and against all Losses and Liabilities suffered, sustained, paid or incurred by Vendor which pertain to Environmental Liabilities pertaining to or caused by the Assets or operations thereon or related thereto, however and by whomsoever caused, and whether such Environmental Liabilities occur or arise in whole or in part prior to, at or subsequent to the Effective Time. Purchaser shall not be entitled to exercise and hereby waives any rights or remedies Purchaser may now or in the future have against Vendor in respect

of such Environmental Liabilities, whether such rights and remedies are pursuant to the common law or statute or otherwise, including without limitation, the right to name Vendor as a third party to any action commenced by any Third Party against Purchaser.

7.4 Vendor's Indemnities for Representations and Warranties

Vendor shall be liable to Purchaser for and shall, in addition, indemnify Purchaser and from and against, Losses and Liabilities suffered, sustained, paid or incurred by Purchaser because of any of the representations and warranties contained in Section 6.1 being inaccurate or untruthful, provided that written notice of such claim, with reasonable particulars, is given by Purchaser to Vendor within a period of twelve (12) months from the Closing Date.

7.5 Purchaser's Indemnities for Representations and Warranties

Purchaser shall be liable to Vendor for and shall, in addition, indemnify Vendor from and against, Losses and Liabilities suffered, sustained, paid or incurred by Vendor because of any of the representations and warranties contained in Section 6.3 being inaccurate or untruthful, provided that written notice of such claim, with reasonable particulars, is given by Vendor to Purchaser within a period of twelve (12) months from the Closing Date.

7.6 General Limitation on Liability

The indemnities provided in Sections 7.1 to 7.5 inclusive (whether in respect of a Third Party claim or direct damages suffered by a Party or its Representatives or otherwise) shall not apply to the extent that the Losses and Liabilities are reimbursed by insurance or are caused by the gross negligence, wilful default or wilful misconduct of the Party claiming indemnity or any of such Party's Representatives.

7.7 Limitations and Exclusions

(a) Notwithstanding anything herein to the contrary, no Party nor any of such Party's Representatives shall have any liability or obligation to indemnify any other Party or its Representatives in respect of any breach of any representation, warranty, covenant or any indemnity herein or hereunder or in any document delivered pursuant hereto in respect of any individual matter unless the Losses and Liabilities suffered or incurred by the claiming Party (or its Representatives) in respect of such individual matter exceeds $50,000 and the indemnifying party shall be liable to the claiming party for all such Losses and Liabilities. For clarity such $50,000 amount shall be a threshold and not a deductible.

(b) Notwithstanding herein anything to the contrary, no Party or its Representatives shall have any liability to any other Party or its Representatives hereunder in respect of any Losses and Liabilities that consist of indirect, special, consequential or punitive damages.

ARTICLE 8
MAINTENANCE OF ASSETS

8.1 Maintenance of Assets Prior to Closing

During the Interim Period, Vendor shall, to the extent that the nature of its interest permits, and subject to the Title and Operating Documents and any other agreements and documents to which the Assets are subject:

(a) maintain the Assets in a proper and prudent manner in accordance with good oil and gas industry practices, including maintaining adequate insurance, in material compliance with all applicable laws, rules, regulations, orders and directions of governmental and other competent authorities;

(b) without the prior written consent of Purchaser, refrain from committing any single expenditure or series of related expenditures that exceeds $25,000 and that is not in the ordinary course of the business of Vendor;

(c) continue in force all existing policies of insurance or renewals thereof presently maintained by Vendor;

(d) pay or cause to be paid all costs and expenses relating to the Assets which become due from the date hereof to the Closing Date; and

(e) perform and comply with all covenants and conditions contained in the Title and Operating Documents and any other agreements and documents to which the Assets are subject.

8.2 Consent of Purchaser

Notwithstanding Section 8.1, during the Interim Period, Vendor shall not, without the written consent of Purchaser, which consent shall not be unreasonably withheld by Purchaser and which, if provided, will be provided in a timely manner:

(a) make any commitment or propose, initiate or authorize any capital expenditure with respect to the Assets in excess of $25,000 except in case of an emergency or in respect of amounts which Vendor are committed to expend or are deemed to authorize without their specific authorization or approval;

(b) surrender or abandon any of the Assets;

(c) conduct any activity or operations that would otherwise be detrimental to this Agreement;

(d) take any action, refrain from taking any action, permit any action to be taken or not taken, inconsistent with this Agreement, which might directly or indirectly interfere or affect the consummation of the transactions contemplated by this Agreement;

(e) amend or terminate any Title and Operating Documents or enter into any new agreement or commitment relating to the Assets; or

(f) sell, encumber or otherwise dispose of any of the Assets or any part or portion thereof except sales of Petroleum Substances in the normal course of business.

8.3 Purchaser's Covenants

(a) Purchaser covenants and agrees that during the Interim Period other than as contemplated herein, it will not, directly or indirectly, do or permit to occur any of the following:

(i) conclude any other material corporate acquisition or disposition, amalgamation, merger, arrangement or purchase or sale of assets or make any other material change to the business, capital or affairs of Purchaser;

(ii) issue any Shares;

(iii) split, combine or re-classify the outstanding shares of Purchaser, or declare, set aside or pay any distribution payable in respect of such shares;

(iv) redeem, purchase or offer to purchase any shares of Purchaser;

(v) pay any distributions to its shareholders;

(vi) conduct any activity or operations that would otherwise be detrimental to this Agreement; or

(vii) take any action, refrain from taking any action, permit any action to be taken or not taken, inconsistent with this Agreement, which might directly or indirectly interfere or affect the consummation of the transactions contemplated by this Agreement;

(b) grant Vendor access to all files, information and data relating to Purchaser or its assets that are owned or in the possession of Purchaser for the purpose of permitting Vendor to conduct its due diligence of this transaction; and

(c) grant Vendor access to all files, information and data relating to Purchaser or its assets that are owned or in the possession of Purchaser for the purpose of permitting Vendor to conduct due diligence in furtherance of this transaction.

8.4 Following Closing

(a) Following Closing, in the event that legal title to any of the Assets has not been transferred to Purchaser, Vendor shall hold title to the Assets, or any portion thereof, in trust for Purchaser until all necessary notifications, registrations and other steps required to transfer such title to Purchaser have been completed.

(b) Following Closing, Vendor shall represent Purchaser in all matters arising under a Title and Operating Document until Purchaser is substituted as a party thereto in the place of Vendor, whether by novation, notice of assignment or otherwise, and in furtherance thereof:

(i) all payments relating to the Assets received by it pursuant to the Title and Operating Document, other than those to which it is entitled under Article 4, shall be received and held by Vendor as trustee for Purchaser and Vendor shall promptly remit such amounts to Purchaser;

(ii) Vendor shall forward all statements, notices and other information received by it pursuant to such Title and Operating Document that pertain to the Assets to Purchaser promptly following their receipt by Vendor; and

(iii) Vendor shall forward to other parties to the Title and Operating Document such notices and elections pursuant to such Title and Operating Document pertaining to the Assets as Purchaser may reasonably request.

(c) Purchaser shall indemnify and save harmless Vendor from and against all of Vendor's Losses and Liabilities arising as a consequence of the provisions of subsections 8.3(a) and (b) hereof, except to the extent caused by the gross negligence or wilful misconduct of Vendor or its servants, agents or employees. Acts or omissions taken by a Vendor or its servants or agents with the

approval of Purchaser shall not constitute gross negligence or wilful misconduct of Vendor for purposes of this subsection.

ARTICLE 9
THIRD PARTY RIGHTS AND CONSENTS

9.1 Consents

Where an assignment of any of the Assets requires the consent of Third Parties, Vendor shall use all reasonable efforts to obtain such consents prior to Closing. After Closing, Vendor shall cooperate with Purchaser in Purchaser's attempts to secure such consents, to the extent that such consents have not been obtained prior to Closing.

ARTICLE 10
GENERAL

10.1 Further Assurances

Each Party will, from time to time and at all times after Closing, without further consideration, do such further acts and deliver all such further assurances, deeds and documents as shall be reasonably required in order to fully perform and carry out the terms of this Agreement.

10.2 No Merger

Subject to the limitations set forth herein, the covenants, representations, warranties and indemnities contained in this Agreement shall survive Closing and shall not merge in any assignments, conveyances, transfers or other documents executed and delivered at or after Closing, notwithstanding any rule of law, equity or statute to the contrary and such rules are hereby waived.

10.3 Entire Agreement

This Agreement supersedes all other written agreements that predate this Agreement, as well as any verbal understanding among the Parties relating to the subject matter hereof.

10.4 Non-Applicability of Contra Proferentum

The Parties acknowledge that they participated equally in the negotiation and preparation of this Agreement. Any legal rule of construction that would cause this Agreement to be construed against the Party that assumed primary responsibility for drafting this Agreement because of that role will not apply to this Agreement.

10.5 Governing Law

This Agreement shall be subject to and interpreted, construed and enforced in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated as a contract made in the Province of Alberta. The Parties irrevocably attorn and submit to the jurisdiction of the courts of the Province of Alberta and courts of appeal therefrom in respect of all matters arising out of this Agreement.

10.6 Assignment

Neither Party may assign any of its interests in or under this Agreement prior to the Closing Date without the prior consent of the other Party, which consent may be unreasonably withheld.

10.7 Enurement

This Agreement shall be binding upon and shall enure to the benefit of the Parties and their respective administrators, trustees, receivers, successors and permitted assigns.

10.8 Time of Essence

Time shall be of the essence in this Agreement.

10.9 Notices

The address and facsimile number of each Party for notices shall be as follows:

Vendor: ELM Energy Management Ltd.
200, 118 - 8th Avenue S.W.
Calgary, AB T2P 1B3

Attention: Neal Gledhil
Facsimile: (403) 269-6809

Purchaser 1143734 Alberta Ltd.
C/o ELM Energy Management Ltd.
200, 118 - 8th Avenue S.W.
Calgary, AB T2P 1B3

Attention: President
Facsimile: (403) 269-6809

Any notice, communication or statement (a "**notice**") required, permitted or contemplated hereunder shall be in writing and shall be delivered as follows:

(a) by delivery to a Party between 8:00 a.m. and 4:00 p.m. on a Business Day at the address of such Party for notices, in which case the notice shall be deemed to have been received by that Party when it is delivered; or

(b) by facsimile to a Party to the facsimile number of such Party for notices, in which case, if the notice was faxed prior to 4:00 p.m. on a Business Day the notice shall be deemed to have been received by that Party when it was faxed and if it was faxed on a day which is not a Business Day or is faxed after 4:00 p.m. on a Business Day, it shall be deemed to have been received on the next following Business Day.

A Party may from time to time change its address for service or its facsimile number for service by giving written notice of such change to the other Party.

10.10 Invalidity of Provisions

In case any of the provisions of this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality or enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

10.11 Waiver

No waiver by any Party of any breach (whether actual or anticipated) of any of the terms, conditions, representations or warranties contained herein shall take effect or be binding upon that Party unless the waiver is expressed in writing under the authority of that Party. Any waiver so given shall extend only to the particular breach so waived and shall not limit or affect any rights with respect to any other or future breach.

10.12 Remedies Generally

No failure on the part of any Party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or remedy preclude any other or further exercise thereof or the exercise of any other right or remedy in law or in equity or by statute or otherwise conferred.

10.13 Amendment

This Agreement shall not be varied in its terms or amended by oral agreement or by representations or otherwise other than by an instrument in writing dated subsequent to the date hereof, executed by a duly authorized representative of each Party.

10.14 Public Announcements

Until Closing has occurred, no Party shall release any information concerning this Agreement and the transactions herein provided for without the prior written consent of the other Party, which consent shall not be unreasonably withheld. Nothing contained herein shall prevent a Party at any time from furnishing information to any governmental agency or regulatory authority including applicable recognized stock exchanges and securities commissions, or to the public if required by applicable law, provided that the Parties shall advise each other in advance of any public statement which they propose to make.

10.15 Execution

This Agreement may be executed in counterpart and provided by facsimile and all executed counterparts provided by facsimile or otherwise together shall constitute one agreement.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the day and year first above written.

ELM ENERGY MANAGEMENT LTD.

Per: ______________________________

Per: ______________________________

1143734 ALBERTA LTD.

Per: ______________________________

Per: ______________________________

This is the execution page of an Asset Purchase and Sale Agreement dated as of March 14, 2005 between ELM Energy Management Ltd. as Vendor and 1143734 Alberta Ltd. as Purchaser.

ASSET PURCHASE AND SALE AGREEMENT

OPTIMUM QWEST Q2 LIMITED PARTNERSHIP

(as Vendor)

- and -

ROCK ENERGY INC.

(as Purchaser)

DATED AS OF MARCH 14, 2005

TABLE OF CONTENTS

SCHEDULES:

ASSET PURCHASE AND SALE AGREEMENT

THIS AGREEMENT made as of the 14th day of March, 2005,

BETWEEN:

OPTIMUM QWEST Q2 LIMITED PARTNERSHIP, a limited partnership formed pursuant to the laws of Alberta (hereinafter referred to as "Vendor")

- and -

ROCK ENERGY INC., a corporation incorporated pursuant to the laws of Alberta (hereinafter referred to as "Purchaser")

WHEREAS Vendor wishes to sell the Assets and Purchaser wishes to purchase the Assets subject to and in accordance with the terms and conditions hereof;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and the mutual covenants and agreements hereinafter set forth, the Parties agree and covenant as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, including the recitals and the Schedules:

(a) "**Abandonment and Reclamation Obligations**" means all obligations to abandon the Wells and restore and reclaim the sites thereof, to decommission and remove the facilities and equipment comprised in the Tangibles and restore and reclaim the sites thereof and to reclaim and restore the lands to which the Surface Rights relate, including such obligations relating to Wells that were abandoned prior to the Effective Time;

(b) "**AFEs**" means the authorities for expenditure, if any, set forth in Schedule E;

(c) "**this Agreement**", " **herein**", "**hereto**", "**hereof**" and similar expressions refer to this Agreement of Purchase and Sale as amended from time to time;

(d) "**Aggregate Assets**" means all oil and gas properties held by ELM Energy Management Ltd. as drilling manager for itself and for other parties involved in concurrent transactions with Purchaser;

(e) "**Applicable Laws**" means applicable corporate and securities laws, regulations and rules, all policies thereunder and rules of applicable stock exchanges;

(f) "**Assets**" means the Petroleum and Natural Gas Rights, the Tangibles and the Miscellaneous Interests;

(g) "**Base Purchase Price**" means $516,276, subject to adjustment as provided herein;

(h) "**Business Day**" means any day which is not a Saturday, Sunday or statutory holiday in Calgary, Alberta;

(i) "**Closing**" means the transfer of legal and beneficial ownership of the Assets from Vendor to Purchaser and the completion of other matters incidental thereto as herein provided for;

(j) "**Closing Date**" means the later of (i) April 7, 2005 and (ii) the date which is one Business Day after Rock Energy Inc. has received regulatory approval to issue the Rock Energy Inc. shares pursuant to this Agreement, provided the Closing Date shall not be later than April 15, 2005;

(k) "**Closing Time**" means 10:00 a.m. Calgary time on the Closing Date, or such other time as mutually agreed to by the Parties;

(l) "**Consideration**" has the meaning ascribed thereto in Section 2.1;

(m) "**Data**" means all records, data and information owned by Vendor including Seismic Data directly relating to the Petroleum and Natural Gas Rights or the Tangibles, including well files, lease files, agreement files and production records (including the Title and Operating Documents);

(n) "**Effective Time**" means 12:01 a.m., Calgary time, on the 1st day of January, 2005;

(o) "**Environmental Liabilities**" means all environmental liabilities that relate to the Assets or that arise in connection with the ownership thereof or operations pertaining thereto, including, without limitation, liabilities related to or arising from:

(i) transportation, storage, use or disposal of toxic or hazardous substances;

(ii) release, spill, escape or emission of toxic or hazardous substances; or

(iii) pollution or contamination of or damage to the environment;

including, without limitation, liabilities to compensate Third Parties for damages and losses resulting from the items described in items (i), (ii) and (iii) above (including, without limitation, damage to property, personal injury and death) and obligations to take action to prevent or rectify damage to or otherwise protect the environment and, for purposes of this Agreement, "the environment" includes , without limitation, the air, the surface and subsurface of the earth, bodies of water (including, without limitation, rivers, streams, lakes and aquifers) and plant, human and animal life;

(p) "**GST**" means the goods and services tax payable pursuant to the GST Legislation;

(q) "**GST Legislation**" means the *Excise Tax Act*, 1980 RSC, c. E-15, as amended and the regulations thereunder;

(r) "**General Conveyance**" means the general conveyance in the form of Schedule "F";

(s) "**Interim Period**" means the period between the Effective Time and the Closing Date;

(t) "**Lands**" means the Petroleum Substances within, under or upon the lands described in the Land Schedule, subject to the restrictions and exclusions set forth therein as to Petroleum Substances and geological formations, and any other interests in oil and gas properties legally or beneficially owned by Vendor;

(u) **"Land Schedule"** means Schedule "A";

(v) **"Leases"** means the leases, licenses, permits and similar documents of title described in the Land Schedule by virtue of which the holder thereof is entitled to drill for, win, take, own or remove Petroleum Substances within, upon or under the Lands and includes, if applicable, all renewals and extensions of such documents and all documents issued in substitution therefore;

(w) **"Losses and Liabilities"** means, in relation to a Party, losses, costs, damages and expenses which such Party suffers, sustains, pays or incurs including legal fees on a "solicitor and his own client" basis;

(x) **"Miscellaneous Interests"** means Vendor's interests in all property, assets, interests and rights (other than the Petroleum and Natural Gas Rights and the Tangibles) directly related to the Petroleum and Natural Gas Rights or the Tangibles but only to the extent such property, assets, interests and rights are directly related to Petroleum and Natural Gas Rights or the Tangibles, including without limitation any and all of the following:

  (i) contracts and agreements directly related to the Petroleum and Natural Gas Rights or the Tangibles including, without limitation, the Title and Operating Documents;

  (ii) the Surface Rights;

  (iii) the Data; and

  (iv) the Wells, including well bores and casing,

but specifically excludes (a) Petroleum Substances produced prior to the Effective Time and (b) accounts receivable accruing prior to the Effective Time;

(y) **"Parties"** means the parties to this Agreement and "Party" means any one of them;

(z) **"Permitted Encumbrances"** means:

  (i) liens for taxes, assessments and governmental charges for which payment is not due;

  (ii) liens incurred or created in the ordinary course of business as security in favour of the person who is conducting the development or operation of the property to which such liens relate for Vendor's proportionate share of costs and expenses of such development or operation for which payment is not due;

  (iii) mechanics', builders' and materialmen's liens in respect of services rendered or goods supplied for which payment is not due;

  (iv) easements, rights of way, servitudes and other similar rights in land (including, without limitation, rights of way and servitudes for roads; railways; sewers; drains; gas and oil pipelines; gas and water mains and electric light, power, telephone, telegraph and cable television conduits, poles, wires and cables);

  (v) the right reserved to or vested in any municipality or government or other public authority by the terms of any lease, license, franchise, grant or permit or by any statutory

provision, to terminate any such lease, license, franchise, grant or permit or to require annual or other periodic payments as a condition of the continuance thereof;

(vi) rights of general application reserved to or vested in any governmental authority to levy taxes on Petroleum Substances or any of them or the income therefrom, and governmental requirements and limitations of general application;

(vii) royalty burdens, liens, adverse claims, penalties, reductions in interests and other encumbrances set out (A) in the Land Schedule or (B) in the Title and Operating Documents to the extent that they would constitute Permitted Encumbrances under section 1.1(z)(i) to (vi) and (viii); and

(viii) the reservations, limitations, provisions and conditions in any original grants from the Crown or freehold lessors of any of the Lands or interests therein and statutory exceptions to title;

(aa) "**Petroleum and Natural Gas Rights**" means (i) all of the interest of Vendor in the Leases (to the extent they pertain to the Lands) including, without limitation, the interests that are attributed to Vendor in the Land Schedule, (ii) the fee simple interests (if any) in mines and minerals in the Lands attributed to Vendor in the Land Schedule, and (iii) all of the interest of Vendor (if any) in royalties, net profits interests and similar interests including, without limitation, the interests attributed to Vendor in the Land Schedule;

(bb) "**Petroleum Substances**" means crude oil, petroleum, natural gas, natural gas liquids, coalbed methane and other related hydrocarbons (except coal) and any and all other substances (including sulphur), whether liquid, solid or gaseous and whether hydrocarbons or not, produced in association therewith, the rights to which are granted pursuant to the Leases;

(cc) "**Prime Rate**" means the rate of interest, expressed as a rate per annum, designated by the main branch in Calgary of the Royal Bank of Canada, as the reference rate used by it to determine rates of interest charged by it on Canadian dollar commercial loans made in Canada and which is announced by such bank, from time to time, as its prime rate, provided that whenever such bank announces a change in such reference rate, the "Prime Rate" shall correspondingly change effective on the date the change in such reference rate is effective;

(dd) "**Purchaser's Counsel**" means Burnet Duckworth Palmer LLP;

(ee) "**Purchaser's Financial Statements**" means the audited financial statements of the Purchaser for the year ended March 31, 2004 and the draft unaudited financial statements for the period ended December 31, 2004;

(ff) "**Purchaser GLJ Reserve Report**" means the reserve report effective December 31, 2004 prepared by GLJ on the petroleum and natural gas reserves of the Purchaser;

(gg) "**Purchaser Public Documents**" means all documents or information filed by or on behalf of Purchaser in compliance or intended compliance with Applicable Laws;

(hh) "**Right of First Refusal**" means a right of first refusal, preemptive right of purchase or similar right whereby a Third Party has the right to acquire or purchase a portion of the Assets as a consequence of Vendor having agreed to sell the Assets to Purchaser in accordance herewith;

(ii) "**Sale, Processing and Transportation Agreements**" means agreements for the sale of Petroleum Substances produced from the Lands or lands pooled or unitized therewith and agreements providing for the gathering, transportation, compression, processing, treatment or storage of Petroleum Substances produced from the Lands or lands pooled or unitized therewith, if any, set out in Schedule "C";

(jj) "**Seismic Data**" means seismic data owned by the Vendor, including surveyors' ground elevation records, shot point maps, drillers' logs, shooters' records, seismograph records, seismograph magnetic tapes, monitor records, field records and record sections, excluding maps and interpretations made therefrom;

(kk) "**Shares**" means 103,002 common shares in the capital of the Purchaser;

(ll) "**Specific Conveyances**" means all conveyances, assignments, transfers, novations and other documents or instruments that are reasonably required or desirable, in accordance with normal oil and gas industry practices, to convey, assign and transfer the Assets to Purchaser and to novate Purchaser into the Title and Operating Documents in the place and stead of Vendor with respect to the Assets;

(mm) "**Surface Rights**" means all rights to use or occupy the surface of lands (including, but not limited to, the Lands) which are used or held for use in connection with the Petroleum and Natural Gas Rights or the Tangibles, including rights to enter upon and occupy the surface of lands on which the Tangibles and the Wells are located and rights to use the surface of lands to gain access thereto;

(nn) "**Take or Pay Obligations**" means take or pay and similar obligations related to the Assets arising after the Effective Time as a result of payments made prior to the Effective Time by or on behalf of buyers of Petroleum Substances in lieu of or in satisfaction of their obligations to buy Petroleum Substances, including obligations to sell or deliver Petroleum Substances or any of them to a Third Party after the Effective Time without being entitled in due course to receive and retain full payment for such Petroleum Substances and obligations to repay such payments and\or interest thereon;

(oo) "**Tangibles**" means the interests of Vendor that are directly related to the Petroleum and Natural Gas Rights in all other tangible depreciable property and assets used or intended to be used in producing, processing, gathering, treating, storing, measuring or injecting Petroleum Substances or any of them from the Lands or lands pooled or unitized therewith or in connection with water injection or removal operations that pertain to the Petroleum and Natural Gas Rights, including, without limitation, all Wells, gas plants, oil batteries, production equipment, pipelines, pipeline connections, meters, dehydrators, motors, compressors, treaters, dehydrators, scrubbers, separators, pumps, tanks, boilers, inventory, and communication equipment;

(pp) "**Third Party**" means any partnership, corporation, trust, unincorporated organization, union, government, governmental department or agency, individual or any heir, executor, administrator or other legal representative of an individual other than a Party;

(qq) "**Title and Operating Documents**" means, to the extent directly related to the Petroleum and Natural Gas Rights or the Tangibles, (i) the Leases, (ii) assignments, trust declarations, operating agreements, royalty agreements, overriding royalty agreements, gross overriding agreements, participation agreements, farm-in agreements, sale and purchase agreements, pooling agreements, common stream agreements, easements, surface leases and pipeline crossing agreements, (iii)

Sale, Processing and Transportation Agreements; (iv) agreements for construction, ownership and operation of gas plants, gas gathering systems and other facilities, (v) permits, licenses and approvals and (vi) other agreements which relate to the Petroleum and Natural Gas Rights or the Tangibles or the ownership, operation or exploitation thereof;

(rr) **"TSX"** means the Toronto Stock Exchange;

(ss) **"Vendor's Counsel"** means Bennett Jones LLP, 4500 Bankers Hall East, 855 2nd Street S.W., Calgary, Alberta, T2P 4K7;

(tt) **"Vendor Financial Statements"** means the audited property financial statements of Vendor relating to the Assets for the three year period ended December 31, 2004 to be provided by Vendor to the extent reasonably possible, within 30 days of Closing;

(uu) **"Vendor GLJ Reserve Report"** means the reserve report effective December 31, 2004 prepared by GLJ on the petroleum and natural gas reserves of the Vendor; and

(vv) **"Wells"** means all wells (including without limitation producing, shut-in, suspended, capped, abandoned, injection and disposal wells) located on the Lands or lands pooled or unitized therewith.

1.2 Article, Section and Schedule References

Except as otherwise expressly provided, a reference in this Agreement to an "Article", "section", "subsection", "paragraph" or "Schedule" is a reference to an Article, Section, subsection, paragraph or schedule of or to this Agreement.

1.3 Interpretation Not Affected by Headings

The headings in this Agreement are for convenience only and shall not affect the construction or interpretation of this Agreement.

1.4 Included Words

When the context reasonably permits, words suggesting the singular shall be construed as suggesting the plural and vice versa, and words suggesting one gender shall be construed as suggesting other genders.

1.5 Schedules

The following Schedules are attached to and form a part of this Agreement:

Schedule "A"	-	Land Schedule
Schedule "B"	-	Intentionally left blank
Schedule "C"	-	Sale, Processing and Transportation Agreements
Schedule "D"	-	Lawsuits and Claims
Schedule "E"	-	Authorizations for Expenditure
Schedule "F"	-	General Conveyance
Schedule "G"	-	Officer's Certificate of Vendor
Schedule "H"	-	Officer's Certificate of Purchaser

Wherever any term or condition, express or implied, of such Schedules conflicts or is at variance with any term or condition in the body of this Agreement, such term or condition in the body of this Agreement shall prevail.

1.6 Currency

All currency references herein shall refer to Canadian dollars.

1.7 Knowledge

Where in this Agreement a Party makes a representation or warranty on the basis of knowledge or awareness of such Party, such knowledge or awareness consists only of the actual knowledge or awareness of the officers of such Party without further inquiry.

ARTICLE 2
PURCHASE AND SALE

2.1 Purchase and Sale

Upon the terms and subject to the conditions of this Agreement, Purchaser hereby agrees to purchase the Assets from Vendor and Vendor hereby agrees to sell and convey the Assets to Purchaser on the Closing Date at and for a consideration (the "**Consideration**") of:

(a) $94,330 (the "**Cash Portion**") plus or minus, as the case may be, the adjustments provided for in Sections 2 and 4; and

(b) 103,002 common shares of the Purchaser (the "**Shares**"), which the Parties agree have an aggregate value of $421,946 (the "**Shares Value**").

The Cash Portion plus the Shares Value shall be collectively referred to as the "**Base Purchase Price**".

2.2 Holdback

An amount of $12,357 from the Cash Portion (the "**Holdback Amount**") shall be held back by Purchaser at Closing up to September 15, 2005 to cover any net adjustments in favor of Purchaser pursuant to Section 2 and Section 4. Upon the termination of such holdback period, Purchaser shall immediately pay to Vendor the Holdback Amount less any net adjustments mentioned above.

2.3 Interest on the Base Purchase Price

Interest calculated on a daily basis from and including the Effective Time to and including the Closing Date, equal to the result obtained by:

(a) multiplying a rate of interest equal to the Prime Rate in effect on the date hereof by the Cash Portion;

(b) multiplying the result in (a) by the number of days in such period; and

(c) dividing the result in (b) above by 365;

shall be paid by Purchaser to Vendor at Closing.

2.4 Income Tax Adjustment

At Closing, Purchaser shall pay to Vendor a deemed income tax adjustment amount equal to:

(a) the proceeds from the sale of production from the Assets for the Interim Period, minus all royalties and operating expenses related to the Assets for the Interim Period.

(b) multiplied by a factor of 0.30.

2.5 Closing Funds

On the Closing Date, Purchaser shall pay to Vendor an amount equal to the Cash Portion plus or minus, as the case may be, the adjustments provided for in Sections 2 and 4. In addition, on the Closing Date, Purchaser shall deliver to Vendor the Shares, duly issued in the name of Vendor.

2.6 Allocation of Base Purchase Price

Subject to the adjustments made pursuant to Article 4, the Base Purchase Price shall be allocated among the Assets as follows:

(a)	to Petroleum and Natural Gas Rights	$413,019.80
(b)	to Tangibles	$103,255.20
(c)	to Miscellaneous Interests	$1
	TOTAL	$516,276.00

2.7 Section 85 Tax Election

The Parties agree that the sale and transfer of the Assets hereunder shall be made pursuant to the provisions of section 85 of the *Income Tax Act* (Canada), and that the agreed amounts for the transfer of the Assets, for the purposes of section 85 of the Act, shall be determined by the Vendor in its sole discretion, provided such agreed amounts shall be within the limits provided in the Act. Each Party agrees to execute, deliver and file such documents, election forms and the like as may be necessary to effect the same. Each Party covenants not to dissolve (or liquidate substantially all of its assets) until such election forms and documents have been executed, delivered and filed.

2.8 GST

(a) The Consideration does not include GST.

(b) Purchaser and Vendor shall elect jointly pursuant to subsection 167 of the GST Legislation with respect to the Assets (excluding the Petroleum and Natural Gas Rights). Purchaser shall prepare and file the prescribed form within the time referred to in subsection 167 of the GST Legislation.

(c) If the election contemplated in subsection 2.8(b) is determined to be invalid then Purchaser shall pay, in a timely fashion, to the appropriate government authority any applicable GST and any interest or penalties thereon in respect of the Assets.

(d) If the amount of any GST paid by Purchaser pursuant to this Section 2.8 is subject to audit by the relevant government authority, and it is determined by that government authority that an

additional amount of tax or interest or penalties should be assessed, Purchaser shall be solely responsible for the payment of such additional amount.

(e) If, as a result of any adjustment made pursuant to Article 4, the amount of GST is increased or decreased, such increase or decrease shall be for the account of the Purchaser.

ARTICLE 3
CLOSING

3.1 Place of Closing

Unless otherwise agreed to in writing by the Parties, Closing shall take place at the Closing Time on the Closing Date at the offices of Vendor's Counsel.

3.2 Effective Time of Transfer

The transfer and assignment of the Assets from Vendor to Purchaser shall be effective as of the Effective Time. However, possession and title to the Assets shall not pass to Purchaser until Closing.

3.3 Deliveries at Closing

(a) At Closing, Vendor shall table the following:

(i) a certified copy of resolutions of the limited partners and general partner of Vendor authorizing the execution and delivery of this Agreement and the completion of the sale of the Assets and all other transactions herein;

(ii) an officer's certificate of the general partner of Vendor in the form of Schedule G confirming the matters referred to in Section 6.1;

(iii) the section 167 GST election;

(iv) the section 85 rollover elections; and

(v) such other items as may be specifically required hereunder.

In addition, Vendor will execute the General Conveyance tabled by Purchaser.

(b) At Closing, Purchaser shall table the following:

(i) a certified copy of resolutions of the board of directors of Purchaser authorizing the execution and delivery of this Agreement and the completion of the purchase of the Assets and all other transactions herein;

(ii) the General Conveyance fully executed by Purchaser;

(iii) the amounts payable at Closing on account of the Consideration in accordance with Sections 2 and 4;

(iv) an officer's certificate of Purchaser in the form of Schedule H confirming the matters referred to in Section 6.3;

(v) the share certificate or certificates representing the Shares issued in the name of Vendor; and

(vi) such other items as may be specifically required hereunder.

(c) The items tabled at Closing pursuant to subsections 3.3(a) and (b) shall be held in escrow until all of such items have been tabled, whereupon such escrow shall be terminated and the items described in subsection 3.3(a) shall be delivered to Purchaser and the items described in subsection 3.3(b) shall be delivered to Vendor and the Closing shall have occurred.

3.4 Delivery of Data

Vendor shall, as soon as is practicable after Closing, deliver to Purchaser original copies of the Data which they have in their possession, provided that if Vendor retains any interest in any property to which any of the Data relates, Vendor may retain a photocopy of such Data. If reasonably required by Vendor after Closing for the completion of tax returns or dealing with tax matters, Purchaser shall make original copies of Data available to Vendor.

3.5 Specific Conveyances

Vendor shall prepare the Specific Conveyances before Closing and circulate to Third Parties. Purchaser shall register all Specific Conveyances that require registration. Purchaser shall bear all costs incurred in registering any Specific Conveyances and registering any further assurances required to convey the Assets to it. Purchaser shall register all such Specific Conveyances promptly after Closing.

ARTICLE 4
ADJUSTMENTS

4.1 Costs and Revenues to be Apportioned

(a) Except as otherwise provided in this Article 4 and subject to all other provisions of this Agreement, the Parties will adjust and apportion expenditures and revenues of every kind and nature incurred, payable or paid in respect of the operation of the Assets including operating, maintenance, development and capital costs, proceeds from the sale of Petroleum Substances, royalties, property taxes, gas cost allowance (or similar allowances), prepayments and deposits, duties, taxes and assessments (other than income taxes), as at the Effective Time.

(b) The Vendor is entitled to the revenues and benefits from the ownership and operation of the Assets accrued prior to the Effective Time and is responsible for and will pay for the expenditures pertaining to the ownership, operation and development of the Assets incurred prior to the Effective Time.

(c) The Purchaser is entitled to the revenues and benefits from the ownership and operation of the Assets accrued from and after the Effective Time and is responsible for and will pay for the expenditures pertaining to the ownership, operation and development of the Assets incurred from and after the Effective Time.

(d) all statements prepared under this Article 4 will be prepared as contemplated herein and in accordance with generally accepted accounting principles applying the accrual method.

(e) Two Business Days prior to the Closing Date, the Vendor shall deliver to the Purchaser a written interim statement of adjustments under this Agreement and the Vendor will make available to representatives of the Purchaser all information necessary for the Purchaser to confirm the calculations in the statement. The Parties will cooperate in settling the adjustments and payment to be made on an interim basis and the amount so agreed will be employed for the purposes of the Closing and completion of the transactions contemplated by this Agreement. For the purposes of the interim statement of adjustments, there shall be an accrual of net operating revenue from the Assets.

(f) By September 15, 2005, the Parties will have cooperated and prepared a final statement of all adjustments and payments to be made pursuant to this Agreement. Upon agreement as to all adjustments and payments to be made, the net amount will be remitted by the Party who in the net result is obliged to make payment and in the event Purchaser is entitled to an adjustment in its favour, such amount shall be set-off from any amount paid to Vendor under Section 2.2. No further adjustment shall be permitted or effected after September 15, 2005, subject to 4.1(h) and (i).

(g) Notwithstanding the preceding subclause, each Party will have the right, following the Closing Date until September 15, 2005, to examine, copy and audit the records of the other Parties relative to the Assets for the purpose of effecting or verifying adjustments required under this Article. The auditing Party will, upon reasonable notice, conduct that audit at its sole expense during normal business hours at the offices of the audited Party or at such other premises where those records are maintained. Any claims of discrepancies disclosed by that audit will be made in writing to the audited Party as soon as reasonably practicable. That Party will respond in writing to any such claims as soon as reasonably practicable. The Parties will use good faith efforts to resolve any outstanding claims of discrepancies by September 15, 2005.

(h) If the Parties cannot resolve any outstanding claims of discrepancies by September 15, 2005 pursuant to section 4.1(g), the matter may be referred to binding arbitration by either Party under the provisions of the *Arbitration Act* (Alberta) provided notice of such claim must be given by the claiming Party to the other Party on or before September 15, 2005. Nothing in this section 4.1 shall be construed as permitting an adjustment resulting from a re-assessment of the value of the Assets. No net adjustment(s) for the benefit of Purchaser shall exceed in the aggregate the Holdback Amount, and the Vendor shall have no liability pursuant to this section 4.1 in excess of the Holdback Amount.

(i) Notwithstanding section 4.1(f), the Parties acknowledge that any net benefits to Vendor resulting from all joint venture and other audits commenced by Vendor or its agents before September 15, 2005 respecting periods prior to the Effective Time shall be credited to Vendor (and paid in conjunction with the remittance of any funds pursuant to Section 2.2) if such benefits have either been received by Purchaser on behalf of Vendor prior to September 15, 2005, or the payor of such amount has confirmed in writing to each of Vendor and Purchaser by September 15, 2005 that the amount is owing and that it will be paid to Purchaser as soon as reasonably practicable.

(j) All payments made after the Effective Time are to be paid within fifteen (15) days after the amount is determined and, if not paid within the fifteen (15) days, will thereafter bear interest until paid at a rate of interest equal to the Prime Rate plus one (1%) percent compounded annually.

(k) All freehold mineral taxes, surface and mineral lease rentals and any similar payments made by the Vendor to preserve any of the Leases or any Surface Rights shall be apportioned between the Vendor and the Purchaser as at the Effective Time.

ARTICLE 5
CONDITIONS OF CLOSING

5.1 Purchaser's Conditions

The obligation of Purchaser to purchase the Assets pursuant hereto is subject to the satisfaction at or prior to the Closing Date of the following conditions, which are for the exclusive benefit of Purchaser and may be waived by Purchaser:

(a) **Representations:** the representations and warranties made by Vendor in Section 6.1 hereof shall be true as of the Closing Date as if made on and as of such date (except for representations and warranties which refer to another date, which shall be true as of that date) and Vendor shall have provided to Purchaser a certificate of the general partner of Vendor certifying as to such matters on the Closing Date and Purchaser shall have no knowledge to the contrary;

(b) **Opinion:** Vendor shall have provided Purchaser with opinions of Vendor's Counsel satisfactory to Purchaser's Counsel, acting reasonably, dated the Closing Date and addressed to Purchaser and Purchaser's Counsel, to the effect that:

(i) Vendor is duly formed and validly existing as a limited partnership under the laws of the Province of Alberta and Vendor has full power and authority to enter into this Agreement and perform its obligations hereunder;

(ii) All necessary proceedings of Vendor have been taken to fully, validly and effectively authorize this Agreement and the transactions contemplated herein, the performance by Vendor of its obligations hereunder, and the execution and delivery by Vendor of this Agreement and all documents delivered pursuant hereto;

(iii) the execution and delivery by Vendor of this Agreement and all documents delivered pursuant hereto, the performance by Vendor of its obligations hereunder and thereunder and the consummation of the transactions contemplated herein and therein will not result in the breach of or violate any term or provision of the partnership agreement which governs Vendor; and

(iv) this Agreement has been, and the documents delivered pursuant hereto will be, duly executed and delivered by Vendor, as the case may be, and this Agreement is, and such other documents will be, valid and binding on Vendor and enforceable in accordance with their respective terms (subject to qualifications regarding the availability of equitable remedies and the general limitations in the enforcement of creditors' rights);

In giving such opinion, Vendor's Counsel may rely, in respect of matters governed by the laws of any jurisdiction other than the Province of Alberta or the laws of Canada applicable therein, upon the opinion of local counsel in such jurisdiction provided that Vendor's Counsel is of the opinion that the opinion of such local counsel is one upon which Vendor's Counsel may properly rely and, in respect of matters of fact, upon certificates of the general partner of Vendor or any other appropriate persons acceptable to Purchaser's Counsel;

(c) **No Material Change:** there shall have been no material adverse change, financial or otherwise, in the assets, liabilities, business, operations, prospects, affairs, capital or financial condition of Vendor from that disclosed in the Vendor's GLJ Reserve Report or any occurrences or circumstances which have resulted or might reasonably be expected to result in a material adverse change thereto (other than a change due to changes in general economic conditions (including commodity prices) applicable to corporations conducting business similar to that of Vendor) except as have been previously disclosed to Purchaser prior to the date hereof;

(d) **Obligations:** all obligations of Vendor contained in this Agreement to be performed prior to or at Closing shall have been timely performed in all material respects;

(e) **No Actions:** no action or proceeding shall have been instituted or threatened by anyone before any court or governmental agency to obtain damages in respect of this Agreement or to restrain or prohibit the consummation of the transactions contemplated herein; and

(f) **Deliveries:** all documents to be delivered by Vendor to Purchaser at Closing pursuant hereto shall have been delivered by Vendor to Purchaser at the time and in the form stipulated in this Agreement.

If any of the foregoing conditions has not been complied with or waived by Purchaser at or before the Closing Date, Purchaser may, in addition to any other remedies which it may have available to it, terminate its obligations to purchase the Assets by written notice to Vendor specifying what conditions have not been satisfied.

5.2 Vendor's Conditions

The obligation of Vendor to sell the Assets pursuant hereto is subject to the satisfaction at or prior to the Closing Date of the following conditions, which are for the exclusive benefit of Vendor and may be waived by Vendor:

(a) **Representations:** The representations and warranties made by Purchaser in Section 6.3 of this Agreement shall be true as of the Closing Date as if made on and as of such date (except for representations and warranties which refer to another date, which shall be true as of that date), Purchaser shall have provided to Vendor a certificate of two officers of Purchaser certifying as to such matters on the Closing Date and Purchaser shall have no actual knowledge to the contrary;

(b) **Opinion:** Purchaser shall have provided Vendor with opinions of Purchaser's Counsel satisfactory to Vendor, acting reasonably, dated the Closing Date and addressed to Vendor and Vendor's Counsel relating to the following matters:

(i) Purchaser is a corporation duly continued and validly existing under the laws of the Province of Alberta and has full power and authority to enter into this Agreement and perform its obligations hereunder;

(ii) all necessary corporate proceedings of Purchaser have been taken to fully, validly and effectively authorize this Agreement and the transactions contemplated herein, the performance by Purchaser of its obligations hereunder, and the execution an delivery by Purchaser of this Agreement and all documents delivered pursuant hereto;

(iii) the execution and delivery by Purchaser of this Agreement and all documents delivered pursuant hereto, the performance by Purchaser of its obligations hereunder and

thereunder and the consummation of the transactions contemplated herein and therein will not result in the breach of or violate any term or provision of the articles or by-laws of Purchaser;

(iv) this Agreement has been, and the documents delivered pursuant hereto will be, duly executed and delivered by Purchaser and this Agreement is, and such other documents will be, valid and binding on Purchaser and enforceable in accordance with their terms (subject to qualifications regarding the availability of equitable remedies and the general limitations on the enforcement of creditors' rights);

(v) the Shares issued pursuant to this Agreement have been conditionally allotted and will, when issued, be duly and validly issued as fully paid and non-assessable common shares of the Purchaser and such Shares have been conditionally approved for listing on the TSX subject to satisfaction of the conditions prescribed by such exchange;

(vi) the registration and prospectus exemption for the issuance of Shares; and

(vii) as to the authorized and issued capital of Purchaser immediately prior to the Closing Date.

In giving such opinion, Purchaser's Counsel may rely, in respect of matters governed by the laws of any jurisdiction other than the Province of Alberta or the laws of Canada applicable therein, upon the opinion of local counsel in such jurisdiction provided that Purchaser's Counsel is of the opinion that the opinion of such local counsel is one upon which Purchaser's Counsel may properly rely and, in respect of matters of fact, upon certificates of senior officers of Purchaser or any other appropriate persons acceptable to Vendor's Counsel;

(c) **No Material Change:** there shall have been no material adverse change, financial or otherwise, in the assets, liabilities, business, operations, prospects, affairs, capital or financial condition of Purchaser from that disclosed in the Purchaser's Financial Statements or any occurrences or circumstances which have resulted or might reasonably be expected to result in a material adverse change thereto (other than a change due to changes in general economic conditions (including commodity prices) applicable to corporations conducting business similar to that of Purchaser) except as disclosed in the Purchaser Public Documents prior to the date hereof or except as have been previously disclosed to Vendor prior to the date hereof;

(d) **Obligations:** all obligations of Purchaser contained in this Agreement to be performed prior to or at Closing shall have been timely performed in all material respects; and

(e) **Payment and Deliveries:** all amounts to be paid or documents to be delivered by Purchaser to Vendor at Closing pursuant hereto shall have been paid or delivered, as the case may be, to Vendor by Purchaser at the time and in the form stipulated in this Agreement.

If any of the foregoing conditions precedent has not been complied with, or waived by Vendor at or before the Closing Date, Vendor may, in addition to any other remedies which it may have available to them, terminate its obligations to sell the Assets to Purchaser by written notice from Vendor to Purchaser specifying what conditions have not been satisfied.

5.3 Mutual Closing Conditions

The obligations of Purchaser and Vendor to complete the transactions contemplated herein are subject to fulfillment of the following conditions precedent on or before the Closing Date or such other time as is specified below:

(a) **Concurrent Closing:** The other three asset transactions between Optimum limited partnerships and Purchaser and the sales of the shares of 1143734 Alberta Ltd. to Purchaser shall have closed concurrently with this transaction;

(b) **Unitholders Approval:** A special resolution shall have been passed by Vendor's unitholders, on or before the Closing Date, in form and substance satisfactory to Purchaser, acting reasonably, duly approving this Agreement;

(c) **No Action:** There shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

(i) makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the transactions contemplated by this Agreement or any other transactions contemplated herein; or

(ii) results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein; and

(d) **Consents:** Vendor and Purchaser shall have obtained all consents, approvals and authorizations (including, without limitation, all stock exchange, securities commission and other regulatory approvals) required or necessary in connection with the transactions contemplated herein on terms and conditions reasonably satisfactory to Vendor and Purchaser.

The foregoing conditions are for the mutual benefit of Purchaser and Vendor and may be waived, in whole or in part, by Purchaser and Vendor together, at any time. If any of the said conditions precedent shall not be complied with or waived as aforesaid on or before the date required for the performance thereof, Purchaser and Vendor may, in addition to the other remedies it may have at law or in equity, rescind and terminate this Agreement by written notice to the other Party.

5.4 Efforts to Fulfill Conditions Precedent

Each Party shall proceed diligently and in good faith and use all reasonable efforts to satisfy the conditions precedent which are for its benefit or the mutual benefits of the Parties, and assist in the satisfaction of the conditions precedent which are for the benefit of the other Party, such that all such conditions precedent can be fulfilled and satisfied as soon as practicable.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES

6.1 Representations and Warranties of Vendor

The Vendor represents and warrants to Purchaser that:

(a) **Standing:** the Vendor is a limited partnership duly organized or formed and validly existing under the laws of Alberta, is authorized to carry on business in all jurisdictions in which the Assets are located, and now has all the requisite power and authority to sell, assign, transfer and convey the Assets to Purchaser in accordance with this Agreement;

(b) **No Conflicts:** the consummation of the transactions contemplated herein will not violate, nor be in conflict with, any of the constating documents, by-laws, agreements or other governing documents of the Vendor or any judgment, decree, order, law, statute, rule or regulation applicable to Vendor;

(c) **Execution of Documents:** this Agreement has been duly executed and delivered by the Vendor and all other documents (including the General Conveyance and the Specific Conveyances) executed and delivered by Vendor pursuant hereto will be duly executed and delivered by the Vendor, and this Agreement does, and such documents will, constitute legal, valid and binding obligations of the Vendor enforceable in accordance with their respective terms, subject to bankruptcy, insolvency, preference, reorganization, moratorium and other similar laws affecting creditors' rights generally and the discretion of courts with respect to equitable or discretionary remedies and defences;

(d) **Finders' Fees:** the Vendor has not incurred any obligation or liability, contingent or otherwise, for brokers' or finders' fees in respect of this transaction for which Purchaser shall have any obligation or liability;

(e) **No Authorizations:** no authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body exercising jurisdiction over the Assets or Vendor is required for the due execution, delivery and performance by Vendor of this Agreement, other than authorizations, approvals or exemptions previously obtained and currently in force;

(f) **Title:** except for the Permitted Encumbrances, the Assets are free and clear of all liens, mortgages, royalties, encumbrances and adverse claims created by, through or under Vendor; and, except as expressly set forth elsewhere in this Agreement, Vendor does not otherwise make any representation, warranty or covenant as to title to or the encumbrances or burdens affecting the Assets;

(g) **No Lawsuits or Claims:** Except as set forth in Schedule D, Vendor has not received notice of any actions, suits, proceedings or claims with respect to, or in any manner making a claim adverse to the ownership of the Assets or affecting the use or operation of the Assets, which if determined against Vendor would, individually or in the aggregate, have a material adverse effect on the Assets or any of them;

(h) **Rights of First Refusal:** The sale of the Assets pursuant hereto is not subject to any Rights of First Refusal created by, through or under Vendor, and the sale of the Assets by Vendor shall represent a sale of all or substantially all of Vendor's petroleum and natural gas rights in the province where the Assets are situated;

(i) **Sale, Processing and Transportation Agreements:** except as set forth in Schedule "C", Vendor is not a party to or bound by any Sale, Processing and Transportation Agreements which cannot be terminated without penalty on notice from Vendor of 60 days or fewer;

(j) **Take or Pay:** there are no Take or Pay Obligations related to the Assets;

(k) **No Default:** Vendor is not in default under and, to Vendor's knowledge, no condition exists that with notice or lapse of time or both would constitute a default under:

(i) any loan agreement, evidence of indebtedness, or instrument granting a security interest to which Vendor is a party and by which the Assets are bound; or

(ii) any judgment, order or injunction of any court, arbitrator or governmental entity;

which default or potential default would, either singly or in the aggregate, reasonably be expected to have a material adverse effect on the Assets or rights derived therefrom;

(l) **Operations:** Except to the extent that would not have a material adverse effect:

(i) where Vendor or any of its Affiliates was the operator, all Operations related to the Assets have been conducted in compliance with laws and regulations; and

(ii) where Vendor or any of its Affiliates was not the operator, to the knowledge of Vendor, all Operations related to the Assets have been conducted in compliance with laws and regulations;

except to the extent cured or rectified prior to the date hereof;

(m) **Production Allowables:** To Vendor's knowledge:

(i) none of the Wells has been produced in excess of applicable production allowables imposed by any law or regulations except to the extent that has been resolved through production penalties that are no longer applicable; and

(ii) Vendor has no knowledge of any impending change in production allowables imposed by applicable law or any governmental regulatory agency that may be applicable to any of the Wells, other than changes of general application;

(n) **Compliance with Law:** To Vendor's knowledge, Vendor and each of its subsidiaries and partnerships (if any) has complied with and is in compliance with all laws or regulations applicable to the operation of its business, including all Applicable Laws, except where failure to do so would not have a material adverse effect on the Assets, and Vendor has all licenses, permits, orders or approvals of, and has made all required registrations with, any government or regulatory body that are material to the Assets;

(o) **Outstanding AFEs:** Except as set forth in Schedule E, there are no outstanding authorizations for expenditure pertaining to any Assets or any other commitments, approvals or authorizations pursuant to which an expenditure may be required to be made in respect of the Assets after the Effective Time for which the share attributable to the Aggregate Assets exceeds $50,000;

(p) **ARTC:** The Assets are not restricted properties for the purpose of Alberta Royalty Tax Credit eligibility;

(q) **Obligations to ELM:** At Closing, Vendor shall have no obligations owing to ELM Energy Management Ltd. for which Purchaser might be responsible;

(r) **Royalties Paid:** To Vendor's knowledge, all royalties and rentals payable under the Title and Operating Documents and all *ad valorem*, property, production, severance and similar taxes and assessments based upon or measured by the ownership of its Assets or the production of Petroleum Substances from the Lands or the receipt of proceeds therefrom have been properly paid in full and in a timely manner;

(s) **Permits and Licences:**

(i) Vendor or the relevant operator has obtained all licences, permits, approvals and authorizations relating to the ownership, use or operation of the Assets that are required under applicable law in order for Vendor to own the Assets and for the use and operation of the Assets;

(ii) Vendor has not received any notice of default under or non-compliance with the terms of any such licence, permit, approval or authorization; and

(iii) all such licences, permits, approvals and authorizations are in good standing;

except in all cases, where a contrary fact or circumstance would not have a material adverse effect;

(t) **Tax Residence:** Vendor is not a non-resident of Canada within the meaning of Section 116 of the *Income Tax Act* R.S.C. 1985, c. 1 (5th Supplement) as amended;

(u) **Financial Statements:** the Vendor Financial Statements will be prepared , to the extent reasonably possible by third party auditors, within 30 days after Closing in accordance with generally accepted accounting principles applicable in Canada applied on a basis consistent with that of prior periods (except as stated therein) and present fairly the results of operations for the Assets for the then periods ended;

(v) **Information Provided to GLJ:** Vendor has made available to GLJ prior to the issuance of the Vendor GLJ Reserve Report, all information material to an adequate determination of oil and gas reserves, none of such information contained a material misrepresentation and (other than as may be affected by the disposition of petroleum and natural gas assets in the ordinary course) Vendor has no knowledge of any material adverse change to the oil and gas reserves of Vendor since the effective date of the Vendor GLJ Reserve Report;

(w) **Information:** Vendor has not, prior to the date of this Agreement, intentionally withheld any material information and data in Vendor's possession or control that pertains to the Assets or rights derived therefrom;

(x) **Qualification:** Vendor is duly qualified to carry on business in each jurisdiction in which the nature of its business or the Assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified will not have a material adverse effect on the Assets, taken as a whole;

(y) **Conduct of Business:** Vendor and each of its subsidiaries and partnerships has conducted and is conducting its business in accordance with good oilfield practices and in compliance in all material respects with all Applicable Laws, rules and regulations and, in particular, all applicable licensing and environmental legislation, regulations or by-laws or other lawful requirements of any governmental or regulatory bodies applicable to Vendor and each of its subsidiaries and

partnerships of each jurisdiction in which it carries on business and holds all licenses, registrations and qualifications material to its business and assets in all jurisdictions in which it carries on business and where the failure to so conduct business or being such compliance would have a material adverse effect on the business of Vendor, taken as a whole, which are necessary or desirable to carry on the business of Vendor and its subsidiaries and partnerships, as now conducted, and none of such licenses, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or is likely to have any material adverse effect, financial or otherwise, on the business of Vendor, taken as a whole; and

(z) **Title:** Vendor is not aware of any defects, failures or impairments in the title of Vendor and each of its subsidiaries and partnerships to its oil and gas properties or facilities whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by any third party, which in aggregate could have a material adverse effect, financial or otherwise, on the business of Vendor.

6.2 Negation of Other Representations

Neither Party makes any representations or warranties (whether in contract or in tort) except as expressly set forth in this Section 6.1 and Section 6.3 and, in particular, and without limitation, each Party hereby expressly negates any representations or warranties with respect to:

(a) any data or information supplied by a Party to the other or its representatives;

(b) the quality, quantity or recoverability of Petroleum Substances within or under the Lands or any lands pooled or unitized therewith;

(c) the value of the Assets or the future cash flow therefrom; or

(d) the quality, condition, fitness or merchantability of any tangible depreciable equipment or property, interests in which are comprised in the Assets.

Except as expressly set forth in this Section 6.1 and Section 6.3, each Party acknowledges and confirms that it has not relied on any data, information or advice from the other Party with respect to any or all of the matters specifically enumerated in this section 6.2 in connection with the transaction pursuant hereto, and each Party confirms that it has not relied on any covenants, representations or warranties outside this Agreement.

6.3 Representations and Warranties of Purchaser

Purchaser represents and warrants to Vendor, that:

(a) **Standing:** Purchaser is a corporation, duly continued and validly existing under the laws of Alberta, and now has the requisite corporate power and authority to purchase and pay for the Assets in accordance with this Agreement;

(b) **No Conflicts:** the consummation of the transactions contemplated by this Agreement will not violate, nor be in conflict with, the constating documents, by-laws or governing documents of Purchaser or any judgment, decree, order, law, statute, rule or regulation applicable to Purchaser;

(c) **Execution of Documents:** this Agreement has been duly executed and delivered by Purchaser and all other documents (including the General Conveyance and the Specific Conveyances)

executed and delivered by Purchaser pursuant hereto will be duly executed and delivered by Purchaser, and this Agreement does, and such documents will, constitute legal, valid and binding obligations of Purchaser enforceable in accordance with their respective terms, subject to bankruptcy, insolvency, preference, reorganization, moratorium and other similar laws affecting creditors' rights generally and the discretion of the courts with respect to equitable or discretionary remedies and defenses;

(d) **Finders' Fees:** Purchaser has not incurred any obligations or liability, contingent or otherwise, for brokers' or finders' fees in respect of this transaction for which Vendor shall have any obligation or liability;

(e) **Purchase Price:** Purchaser either now has or will have at Closing all money that Purchaser will need to pay to Vendor upon Closing or Purchaser has a contractual right to receive all money that Purchaser will need to pay to Vendor and such money will be available to Purchaser for payment to Vendor at Closing;

(f) **No Authorizations:** No authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body exercising jurisdiction over the Assets or Purchaser is required for the due execution, delivery and performance by Purchaser of this Agreement, other than authorizations, approvals or exemptions previously obtained and currently in force;

(g) **Authorized and Issued Shares:** the Shares issued to Vendor pursuant hereto shall be duly and validly issued and be fully paid and non-assessable common shares in the share capital of Purchaser;

(h) **Residency:** Purchaser is a Canadian for the purposes of the *Investment Canada Act*, R.S.C. 1985, c. 28 (1st Supp.);

(i) **Business of Purchaser:** Purchaser has all requisite power and authority to carry on its business;

(j) **No Encumbrances:** The Shares at Closing will be validly issued by Purchaser to Vendor in accordance with the by laws and articles of Purchaser, will be fully paid and non assessable and Vendor shall have good and marketable title thereto, free of any liens, pledges, voting trusts, proxies, adverse claims and other encumbrances;

(k) **Tax Pools:** the tax pool information of Purchaser provided by Purchaser's Counsel to Vendor's Counsel by courier on February 18, 2005 is true and correct in all material respects

(l) **Information:** Purchaser has not, prior to the date of this Agreement, intentionally withheld any material information and data in Purchaser's possession or control that pertains to the Shares or rights derived therefrom;

(m) **Operations:** Except to the extent that would not have a material adverse effect:

(i) where Purchaser or any of its Affiliates was the operator, all operations related to its oil and gas assets have been conducted in compliance with laws and regulations; and

(ii) where Purchaser or any of its Affiliates was not the operator, to the knowledge of Purchaser, all operations related to its oil and gas assets have been conducted in compliance with laws and regulations;

except to the extent cured or rectified prior to the date hereof;

(n) **No Lawsuits or Claims:** Purchaser has not received notice of any actions, suits, proceedings or claims with respect to its assets or shares, which if determined against Purchaser would, individually or in the aggregate, have a material adverse effect on the Shares and rights derived therefrom;

(o) **No Default:** Purchaser is not in default under and, to Purchaser's knowledge, no condition exists that with notice or lapse of time or both would constitute a default under:

(i) any loan agreement, evidence of indebtedness, or instrument granting a security interest to which Purchaser is a party or by which Purchaser or any of its assets are bound; or

(ii) any judgment, order or injunction of any court, arbitrator or governmental entity;

which default or potential default would, either singly or in the aggregate, reasonably be expected to have a material adverse effect on the Shares or rights derived therefrom;

(p) **Qualification:** Purchaser is duly qualified to carry on business in each jurisdiction in which the nature of its business or the property or assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified will not have a material adverse effect on the business, assets, properties, condition (financial or otherwise), results of operations or prospects of the Purchaser, taken as a whole;

(q) **Compliance with Law:** To Purchaser's knowledge, Purchaser and each of its subsidiaries and partnerships has complied with and is in compliance with all laws or regulations applicable to the operation of its business, including all Applicable Laws, except where failure to do so would not have a material adverse effect on the business, assets, properties, condition (financial or otherwise), results of operations or prospects of Purchaser, taken as a whole, and Purchaser and each of its subsidiaries and partnerships has all licenses, permits, orders or approvals of, and has made all required registrations with, any government or regulatory body that are material to the conduct of its business;

(r) **Authorized Capital:** the authorized capital of Purchaser consists of unlimited number of common shares and 300,000,000 preference shares of which as at the date hereof, only 9,259,453 common shares are issued and outstanding, all of which are issued as fully paid and non-assessable;

(s) **Options and Similar Rights:** no person has any agreement, option, right or privilege (including, without limitation, whether by law, pre-emptive right, contract or otherwise) to purchase, subscribe for, convert into, exchange for or otherwise require the issuance of, nor any agreement, option, right or privilege capable of becoming any such agreement, option, right or privilege, any of the unissued shares or other securities of Purchaser except as disclosed by Purchaser to Vendor in an email dated February 18, 2005;

(t) **Minute Books:** the minute books of Purchaser are true and correct in all material respects and contain the minutes of all meetings and all resolutions of the directors and shareholders thereof;

(u) **Financial Statements:** the Purchaser Financial Statements have been prepared in accordance with generally accepted accounting principles applicable in Canada applied on a basis consistent with that of prior periods (except as stated therein) and present fairly the financial position of

Purchaser as of the dates provided therein and the results of its operations and the changes in financial position for the periods then ended and reflect all assets, liabilities and obligations (absolute, accrued, contingent or otherwise) of Purchaser as at the dates thereof;

(v) **Securities Orders:** no securities commission or similar regulatory authority has issued any order preventing or suspending trading of any securities of Purchaser, and Purchaser is not in default of any requirement of Applicable Laws;

(w) **Public Documents:** the information and statements set forth in the Purchaser Public Documents were true, correct and complete and did not contain any material misrepresentations, as of their respective dates, no material change has occurred in relation to Purchaser which is not disclosed in such public record, and Purchaser has not filed any confidential material change reports which continue to be confidential;

(x) **No Changes:** since December 31, 2004, Purchaser has:

(i) not amended its articles, by-laws or other governing documents;

(ii) not disposed of any property or assets out of the ordinary course of business;

(iii) conducted its business in all material respects in the usual, ordinary and regular course and consistent with past practice;

(iv) not suffered any material adverse change, financial or otherwise, in its business, financial condition, assets, properties, liabilities or operations (taken as a whole) or any occurrences or circumstances which have resulted or might reasonably be expected to result in a material adverse change thereto (other than changes attributable to fluctuations in the prices of commodities); and

(v) not made any change in its accounting principles and practices as theretofore applied including, without limitation, the basis upon which its assets and liabilities are recorded on its books and its earnings and profits and losses are ascertained;

(y) **Conduct of Business:** Purchaser and each of its subsidiaries and partnerships has conducted and is conducting its business in accordance with good oilfield practices and in compliance in all material respects with all Applicable Laws, rules and regulations and, in particular, all applicable licensing and environmental legislation, regulations or by-laws or other lawful requirements of any governmental or regulatory bodies applicable to Purchaser and each of its subsidiaries and partnerships of each jurisdiction in which it carries on business and holds all licenses, registrations and qualifications material to its business and assets in all jurisdictions in which it carries on business and where the failure to so conduct business or being such compliance would have a material adverse effect on the business of Purchaser, taken as a whole, which are necessary or desirable to carry on the business of Purchaser and its subsidiaries and partnerships, as now conducted, and none of such licenses, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or is likely to have any material adverse effect, financial or otherwise, on the business of Purchaser, taken as a whole;

(z) **Information Provided to GLJ:** Purchaser has made available to GLJ, prior to the issuance of the Purchaser GLJ Reserve Report, all information material to an adequate determination of oil and gas reserves, none of such information contained a material misrepresentation and (other than as may be affected by the disposition of petroleum and natural gas assets in the ordinary course)

Purchaser has no knowledge of any material adverse change to the oil and gas reserves of Purchaser since the effective date of the Purchaser GLJ Reserve Report;

(aa) **Title:** Purchaser is not aware of any defects, failures or impairments in the title of Purchaser and each of its subsidiaries and partners to its oil and gas properties or facilities whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by any third party, which in aggregate could have a material adverse effect, financial or otherwise, on the business of Purchaser;

(bb) **Taxes:** except as disclosed in writing to Vendor, Purchaser (and each of its subsidiaries if the impact is material) has duly and timely filed, in proper form, returns in respect of taxes under the *Income Tax Act*, the *Alberta Corporate Tax Act* (Alberta), the income tax legislation of any other province of Canada or any foreign country in which it carries on business or to the jurisdiction of which it is otherwise subject, the *Mines and Minerals Tax Act* (Alberta), the *Freehold Mineral Rights Tax Act* (Alberta) and similar legislation of other provinces having jurisdiction over the affairs of Purchaser and each of its subsidiaries, and the *Excise Tax Act* (Canada) for all prior periods in respect of which such filings have heretofore been required, and all taxes shown thereon and all taxes owing with respect to periods ending on or prior to December 31, 2004 have been paid or accrued on the books of Purchaser calculated in accordance with Canadian generally acceptable accounting principles and all payments by Purchaser and each of its subsidiaries to any non-resident of Canada have been made in accordance with all applicable legislation in respect of withholding tax; Purchaser and each of its subsidiaries has withheld from each payment made to any of its officers, directors, former directors and employees the amount of all taxes (including, without limitation, income tax) and other deductions required to be withheld therefrom and has paid the same to the proper tax or other authority within the time required under any applicable tax legislation; Purchaser and each of its subsidiaries has made all installment payments required to be made prior to the date hereof under all applicable tax legislation; and Purchaser and each of its subsidiaries has paid all taxes which are due and payable as at the date hereof;

(cc) **Permits and Licences:** To Purchaser's knowledge:

(i) Purchaser or the relevant operator has obtained all licences, permits, approvals and authorizations relating to the ownership, use or operation of its assets that are required under applicable law in order for Purchaser to own its assets and for the use and operation of its assets;

(ii) Purchaser has not received any notice of default under or non-compliance with the terms of any such licence, permit, approval or authorization; and

(iii) all such licences, permits, approvals and authorizations are in good standing;

except in all cases, where a contrary fact or circumstance would not have a material adverse effect; and

(dd) **Reporting Issuer:** Purchaser is a "reporting issuer" or has equivalent status in each of the provinces of British Columbia, Alberta, Saskatchewan, Ontario, Quebec and Nova Scotia, and its common shares are listed on the TSX, and Purchaser has not been notified of any default or alleged default by Purchaser of any requirement of securities and corporate laws, regulations, orders, notices and policies which remains outstanding.

6.4 Limitation

No claim under this Article 6 shall be made or be enforceable by a Party unless written notice of such claim, with reasonable particulars, is given by such Party to the Party against whom the claim is made within a period of twelve (12) months from the Closing Date. No claim shall be made by a Party in respect of the representations and warranties made by the other Party in this Agreement except pursuant to this Article 6 or Sections 7.4 and 7.5.

ARTICLE 7
INDEMNITIES

7.1 General Indemnity

Purchaser shall be liable to Vendor for and shall, in addition, indemnify Vendor from and against all Losses and Liabilities suffered, sustained, paid or incurred by Vendor which arise out of any matter or thing occurring or arising from and after the Effective Time and which relates to the Assets, provided that Purchaser shall not be liable to Vendor under this section 7.1 in respect of Losses and Liabilities that are directly related to a breach of Vendor's representations and warranties under section 6.1 that has been notified by Purchaser to Vendor within a period of twelve (12) months from the Closing Date.

7.2 Abandonment and Reclamation

Purchaser shall be responsible for the timely performance of all Abandonment and Reclamation Obligations pertaining to the Assets. Purchaser shall be liable to Vendor for and shall, in addition, indemnify Vendor from and against all Losses and Liabilities suffered, sustained, paid or incurred by Vendor should Purchaser fail to perform such Abandonment and Reclamation Obligations.

7.3 Environmental Matters

Purchaser shall be liable to Vendor for and shall, in addition, indemnify Vendor from and against all Losses and Liabilities suffered, sustained, paid or incurred by Vendor which pertain to Environmental Liabilities pertaining to or caused by the Assets or operations thereon or related thereto, however and by whomsoever caused, and whether such Environmental Liabilities occur or arise in whole or in part prior to, at or subsequent to the Effective Time. Purchaser shall not be entitled to exercise and hereby waives any rights or remedies Purchaser may now or in the future have against Vendor in respect of such Environmental Liabilities, whether such rights and remedies are pursuant to the common law or statute or otherwise, including without limitation, the right to name Vendor as a third party to any action commenced by any Third Party against Purchaser.

7.4 Vendor's Indemnities for Representations and Warranties

Vendor shall be liable to Purchaser for and shall, in addition, indemnify Purchaser from and against, Losses and Liabilities suffered, sustained, paid or incurred by Purchaser because of any of the representations and warranties contained in Section 6.1 being inaccurate or untruthful, provided that written notice of such claim, with reasonable particulars, is given by Purchaser to Vendor within a period of twelve (12) months from the Closing Date.

7.5 Purchaser's Indemnities for Representations and Warranties

Purchaser shall be liable to Vendor for and shall, in addition, indemnify Vendor from and against, Losses and Liabilities suffered, sustained, paid or incurred by Vendor because of any of the representations and warranties contained in Section 6.3 being inaccurate or untruthful, provided that written notice of such claim, with reasonable particulars, is given by Vendor to Purchaser within a period of twelve (12) months from the Closing Date.

7.6 General Limitation on Liability

The indemnities provided in Sections 7.1 to 7.5 inclusive (whether in respect of a Third Party claim or direct damages suffered by a Party or its Representatives or otherwise) shall not apply to the extent that the Losses and Liabilities are reimbursed by insurance or are caused by the gross negligence, wilful default or wilful misconduct of the Party claiming indemnity or any of such Party's Representatives.

7.7 Limitations and Exclusions

(a) Notwithstanding anything herein to the contrary, neither Party nor any of such Party's Representatives shall have any liability or obligation to indemnify the other Party or its Representatives in respect of any breach of any representation, warranty, covenant or any indemnity herein or hereunder or in any document delivered pursuant hereto in respect of any individual matter unless the Losses and Liabilities suffered or incurred by the claiming Party (or its Representatives) in respect of such individual matter exceeds $50,000 and the indemnifying party shall be liable to the claiming party for all such Losses and Liabilities. For clarity such $50,000 amount shall be a threshold and not a deductible.

(b) Notwithstanding herein anything to the contrary, no Party or its Representatives shall have any liability to the other Party or its Representatives hereunder in respect of any Losses and Liabilities that consist of indirect, special, consequential or punitive damages.

ARTICLE 8
MAINTENANCE OF ASSETS

8.1 Maintenance of Assets Prior to Closing

During the Interim Period, Vendor shall, to the extent that the nature of its interest permits, and subject to the Title and Operating Documents and any other agreements and documents to which the Assets are subject:

(a) maintain the Assets in a proper and prudent manner in accordance with good oil and gas industry practices, including maintaining adequate insurance, in material compliance with all applicable laws, rules, regulations, orders and directions of governmental and other competent authorities;

(b) without the prior written consent of Purchaser, refrain from committing any single expenditure or series of related expenditures that exceeds $25,000 and that is not in the ordinary course of the business of Vendor;

(c) continue in force all existing policies of insurance or renewals thereof presently maintained by Vendor;

(d) pay or cause to be paid all costs and expenses relating to the Assets which become due from the date hereof to the Closing Date; and

(e) perform and comply with all covenants and conditions contained in the Title and Operating Documents and any other agreements and documents to which the Assets are subject.

8.2 Consent of Purchaser

Notwithstanding Section 8.1, during the Interim Period, Vendor shall not, without the written consent of Purchaser, which consent shall not be unreasonably withheld by Purchaser and which, if provided, will be provided in a timely manner:

(a) make any commitment or propose, initiate or authorize any capital expenditure with respect to the Assets in excess of $25,000 except in case of an emergency or in respect of amounts which Vendor are committed to expend or are deemed to authorize without their specific authorization or approval;

(b) surrender or abandon any of the Assets;

(c) conduct any activity or operations that would otherwise be detrimental to this Agreement;

(d) take any action, refrain from taking any action, permit any action to be taken or not taken, inconsistent with this Agreement, which might directly or indirectly interfere or affect the consummation of the transactions contemplated by this Agreement;

(e) amend or terminate any Title and Operating Documents or enter into any new agreement or commitment relating to the Assets; or

(f) sell, encumber or otherwise dispose of any of the Assets or any part or portion thereof except sales of Petroleum Substances in the normal course of business.

8.3 Purchaser's Covenants

Purchaser covenants and agrees that during the Interim Period:

(a) other than as contemplated herein, it will not, directly or indirectly, do or permit to occur any of the following:

(i) conclude any other material corporate acquisition or disposition, amalgamation, merger, arrangement or purchase or sale of assets or make any other material change to the business, capital or affairs of Purchaser; [none are contemplated prior to closing of the ELM/Optimum deals which will happen shortly. However this clause cannot apply to the Qwest transactions since closing may take several months]

(ii) split, combine or re-classify the outstanding shares of Purchaser, or declare, set aside or pay any distribution payable in respect of such shares;

(iii) redeem, purchase or offer to purchase any shares of Purchaser;

(iv) pay any distributions to its shareholders;

(v) conduct any activity or operations that would otherwise be detrimental to this Agreement; or

(vi) take any action, refrain from taking any action, permit any action to be taken or not taken, inconsistent with this Agreement, which might directly or indirectly interfere or affect the consummation of the transactions contemplated by this Agreement;

(b) will make all other necessary filings and applications under applicable federal, provincial and state laws and regulations in Canada required on the part of Vendor in connection with the transactions contemplated herein and take all reasonable commercial action necessary to be in compliance with such laws and regulations, including, without limitation, application to TSX for the approval of the issuance of the Shares; and

(c) will grant Vendor access to all files, information and data relating to Purchaser or its assets that are owned or in the possession of Purchaser for the purpose of permitting Vendor to conduct its due diligence of this transaction.

8.4 Following Closing

(a) Following Closing, in the event that legal title to any of the Assets has not been transferred to Purchaser, Vendor shall hold title to the Assets, or any portion thereof, in trust for Purchaser until all necessary notifications, registrations and other steps required to transfer such title to Purchaser have been completed.

(b) Following Closing, Vendor shall represent Purchaser in all matters arising under a Title and Operating Document until Purchaser is substituted as a party thereto in the place of Vendor, whether by novation, notice of assignment or otherwise, and in furtherance thereof:

(i) all payments relating to the Assets received by it pursuant to the Title and Operating Document, other than those to which it is entitled under Article 4, shall be received and held by Vendor as trustee for Purchaser and Vendor shall promptly remit such amounts to Purchaser;

(ii) Vendor shall forward all statements, notices and other information received by it pursuant to such Title and Operating Document that pertain to the Assets to Purchaser promptly following their receipt by Vendor; and

(iii) Vendor shall forward to other parties to the Title and Operating Document such notices and elections pursuant to such Title and Operating Document pertaining to the Assets as Purchaser may reasonably request.

(c) Purchaser shall indemnify and save harmless Vendor from and against all of Vendor's Losses and Liabilities arising as a consequence of the provisions of subsections 8.3(a) and (b) hereof, except to the extent caused by the gross negligence or wilful misconduct of Vendor or its servants, agents or employees. Acts or omissions taken by a Vendor or its servants or agents with the approval of Purchaser shall not constitute gross negligence or wilful misconduct of Vendor for purposes of this subsection.

(d) With respect to the certificate representing the Shares to be issued to the Vendor at Closing:

(i) Vendor acknowledges that such certificate shall have endorsed thereon the legend required by section 2.5(2)(3) of MI 45-102 Resale of Securities (the "Legend");

(ii) Purchaser agrees that it will instruct the registrar and transfer agent for its common shares to remove the Legend for any share certificates which result from the transfer of the Shares by the Vendor to the limited partners and the general partner of the Vendor provided that it receives a certificate from the General Partner of the Vendor stating that the aforesaid transfer is incidental to the bona fide dissolution and winding-up of the Vendor and an opinion from Vendor's Counsel respecting same addressed to Purchaser and Computershare Trust Company of Canada.

ARTICLE 9
THIRD PARTY RIGHTS AND CONSENTS

9.1 Consents

Where an assignment of any of the Assets requires the consent of Third Parties, Vendor shall use all reasonable efforts to obtain such consents prior to Closing. After Closing, Vendor shall cooperate with Purchaser in Purchaser's attempts to secure such consents, to the extent that such consents have not been obtained prior to Closing.

ARTICLE 10
GENERAL

10.1 Further Assurances

Each Party will, from time to time and at all times after Closing, without further consideration, do such further acts and deliver all such further assurances, deeds and documents as shall be reasonably required in order to fully perform and carry out the terms of this Agreement.

10.2 No Merger

Subject to the limitations set forth herein, the covenants, representations, warranties and indemnities contained in this Agreement shall survive Closing and shall not merge in any assignments, conveyances, transfers or other documents executed and delivered at or after Closing, notwithstanding any rule of law, equity or statute to the contrary and such rules are hereby waived.

10.3 Entire Agreement

This Agreement supersedes all other written agreements that predate this Agreement, as well as any verbal understanding among the Parties relating to the subject matter hereof.

10.4 Non-Applicability of Contra Proferentum

The Parties acknowledge that they participated equally in the negotiation and preparation of this Agreement. Any legal rule of construction that would cause this Agreement to be construed against the Party that assumed primary responsibility for drafting this Agreement because of that role will not apply to this Agreement.

10.5 Governing Law

This Agreement shall be subject to and interpreted, construed and enforced in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated as a contract made in the Province of Alberta. The Parties irrevocably attorn and submit to the jurisdiction of the courts of the Province of Alberta and courts of appeal therefrom in respect of all matters arising out of this Agreement.

10.6 Assignment

Neither Party may assign any of its interests in or under this Agreement prior to the Closing Date without the prior consent of the other Party, which consent may be unreasonably withheld.

10.7 Enurement

This Agreement shall be binding upon and shall enure to the benefit of the Parties and their respective administrators, trustees, receivers, successors and permitted assigns.

10.8 Time of Essence

Time shall be of the essence in this Agreement.

10.9 Notices

The address and facsimile number of each Party for notices shall be as follows:

Vendor: Optimum Qwest Q2 Limited Partnership
c/o ELM Energy Management Ltd.
#200, 118-8th Avenue SW
Calgary, Alberta T2P 1B3

Attention: Neal Gledhil
Facsimile: (403) 266-6809

Purchaser: Rock Energy Inc.
Suite 1750 Watermark Tower
530 – 8th Avenue S.W.
Calgary, Alberta T2P 3S8

Attention: Allen Bey, President
Facsimile: 234-0598

Any notice, communication or statement (a "**notice**") required, permitted or contemplated hereunder shall be in writing and shall be delivered as follows:

(a) by delivery to a Party between 8:00 a.m. and 4:00 p.m. on a Business Day at the address of such Party for notices, in which case the notice shall be deemed to have been received by that Party when it is delivered; or

(b) by facsimile to a Party to the facsimile number of such Party for notices, in which case, if the notice was faxed prior to 4:00 p.m. on a Business Day the notice shall be deemed to have been received by that Party when it was faxed and if it was faxed on a day which is not a Business Day

or is faxed after 4:00 p.m. on a Business Day, it shall be deemed to have been received on the next following Business Day.

A Party may from time to time change its address for service or its facsimile number for service by giving written notice of such change to the other Party.

10.10 Invalidity of Provisions

In case any of the provisions of this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality or enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

10.11 Waiver

No waiver by any Party of any breach (whether actual or anticipated) of any of the terms, conditions, representations or warranties contained herein shall take effect or be binding upon that Party unless the waiver is expressed in writing under the authority of that Party. Any waiver so given shall extend only to the particular breach so waived and shall not limit or affect any rights with respect to any other or future breach.

10.12 Remedies Generally

No failure on the part of any Party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or remedy preclude any other or further exercise thereof or the exercise of any other right or remedy in law or in equity or by statute or otherwise conferred.

10.13 Amendment

This Agreement shall not be varied in its terms or amended by oral agreement or by representations or otherwise other than by an instrument in writing dated subsequent to the date hereof, executed by a duly authorized representative of each Party.

10.14 Public Announcements

Until Closing has occurred, no Party shall release any information concerning this Agreement and the transactions herein provided for without the prior written consent of the other Party, which consent shall not be unreasonably withheld. Nothing contained herein shall prevent a Party at any time from furnishing information to any governmental agency or regulatory authority including applicable recognized stock exchanges and securities commissions, or to the public if required by applicable law, provided that the Parties shall advise each other in advance of any public statement which they propose to make.

10.15 Execution

This Agreement may be executed in counterpart and provided by facsimile and all executed counterparts provided by facsimile or otherwise together shall constitute one agreement.

10.16 Subrogation and Substitution

Insofar as possible, each Party shall have full rights of substitution and subrogation in and to all covenants, representations and warranties by others previously given or made respecting the Assets and the transactions contemplated herein.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the day and year first above written.

ROCK ENERGY INC.

Per: ______________________

Per: ______________________

OPTIMUM QWEST Q2 LIMITED PARTNERSHIP

Per: ______________________

Per: ______________________

This is the execution page of an Asset Purchase and Sale Agreement dated as of March 14, 2005 between Optimum Qwest Q2 Limited Partnership as Vendor and Rock Energy Inc. as Purchaser.

ASSET PURCHASE AND SALE AGREEMENT

OPTIMUM QWEST III Q2 LIMITED PARTNERSHIP

(as Vendor)

- and -

ROCK ENERGY INC.

(as Purchaser)

DATED AS OF MARCH 14, 2005

TABLE OF CONTENTS

SCHEDULES:

ASSET PURCHASE AND SALE AGREEMENT

THIS AGREEMENT made as of the 14th day of March, 2005,

BETWEEN:

OPTIMUM QWEST III Q2 LIMITED PARTNERSHIP, a limited partnership formed pursuant to the laws of Alberta (hereinafter referred to as "Vendor")

\- and -

ROCK ENERGY INC., a corporation incorporated pursuant to the laws of Alberta (hereinafter referred to as "Purchaser")

WHEREAS Vendor wishes to sell the Assets and Purchaser wishes to purchase the Assets subject to and in accordance with the terms and conditions hereof;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and the mutual covenants and agreements hereinafter set forth, the Parties agree and covenant as follows:

ARTICLE 1 INTERPRETATION

1.1 Definitions

In this Agreement, including the recitals and the Schedules:

(a) "**Abandonment and Reclamation Obligations**" means all obligations to abandon the Wells and restore and reclaim the sites thereof, to decommission and remove the facilities and equipment comprised in the Tangibles and restore and reclaim the sites thereof and to reclaim and restore the lands to which the Surface Rights relate, including such obligations relating to Wells that were abandoned prior to the Effective Time;

(b) "**AFEs**" means the authorities for expenditure, if any, set forth in Schedule E;

(c) "**this Agreement**", " **herein**", "**hereto**", "**hereof**" and similar expressions refer to this Agreement of Purchase and Sale as amended from time to time;

(d) "**Aggregate Assets**" means all oil and gas properties held by ELM Energy Management Ltd. as drilling manager for itself and for other parties involved in concurrent transactions with Purchaser;

(e) "**Applicable Laws**" means applicable corporate and securities laws, regulations and rules, all policies thereunder and rules of applicable stock exchanges;

(f) "**Assets**" means the Petroleum and Natural Gas Rights, the Tangibles and the Miscellaneous Interests;

(g) "**Base Purchase Price**" means $2,734,375, subject to adjustment as provided herein;

(h) "**Business Day**" means any day which is not a Saturday, Sunday or statutory holiday in Calgary, Alberta;

(i) "**Closing**" means the transfer of legal and beneficial ownership of the Assets from Vendor to Purchaser and the completion of other matters incidental thereto as herein provided for;

(j) "**Closing Date**" means the later of (i) April 7, 2005 and (ii) the date which is one Business Day after Rock Energy Inc. has received regulatory approval to issue the Rock Energy Inc. shares pursuant to this Agreement, provided the Closing Date shall not be later than April 15, 2005;

(k) "**Closing Time**" means 10:00 a.m. Calgary time on the Closing Date, or such other time as mutually agreed to by the Parties;

(l) "**Consideration**" has the meaning ascribed thereto in Section 2.1;

(m) "**Data**" means all records, data and information owned by Vendor including Seismic Data directly relating to the Petroleum and Natural Gas Rights or the Tangibles, including well files, lease files, agreement files and production records (including the Title and Operating Documents);

(n) "**Effective Time**" means 12:01 a.m., Calgary time, on the 1st day of January, 2005;

(o) "**Environmental Liabilities**" means all environmental liabilities that relate to the Assets or that arise in connection with the ownership thereof or operations pertaining thereto, including, without limitation, liabilities related to or arising from:

(i) transportation, storage, use or disposal of toxic or hazardous substances;

(ii) release, spill, escape or emission of toxic or hazardous substances; or

(iii) pollution or contamination of or damage to the environment;

including, without limitation, liabilities to compensate Third Parties for damages and losses resulting from the items described in items (i), (ii) and (iii) above (including, without limitation, damage to property, personal injury and death) and obligations to take action to prevent or rectify damage to or otherwise protect the environment and, for purposes of this Agreement, "the environment" includes , without limitation, the air, the surface and subsurface of the earth, bodies of water (including, without limitation, rivers, streams, lakes and aquifers) and plant, human and animal life;

(p) "**GST**" means the goods and services tax payable pursuant to the GST Legislation;

(q) "**GST Legislation**" means the *Excise Tax Act*, 1980 RSC, c. E-15, as amended and the regulations thereunder;

(r) "**General Conveyance**" means the general conveyance in the form of Schedule "F";

(s) "**Interim Period**" means the period between the Effective Time and the Closing Date;

(t) "**Lands**" means the Petroleum Substances within, under or upon the lands described in the Land Schedule, subject to the restrictions and exclusions set forth therein as to Petroleum Substances and geological formations, and any other interests in oil and gas properties legally or beneficially owned by Vendor;

(u) **"Land Schedule"** means Schedule "A";

(v) **"Leases"** means the leases, licenses, permits and similar documents of title described in the Land Schedule by virtue of which the holder thereof is entitled to drill for, win, take, own or remove Petroleum Substances within, upon or under the Lands and includes, if applicable, all renewals and extensions of such documents and all documents issued in substitution therefore;

(w) **"Losses and Liabilities"** means, in relation to a Party, losses, costs, damages and expenses which such Party suffers, sustains, pays or incurs including legal fees on a "solicitor and his own client" basis;

(x) **"Miscellaneous Interests"** means Vendor's interests in all property, assets, interests and rights (other than the Petroleum and Natural Gas Rights and the Tangibles) directly related to the Petroleum and Natural Gas Rights or the Tangibles but only to the extent such property, assets, interests and rights are directly related to Petroleum and Natural Gas Rights or the Tangibles, including without limitation any and all of the following:

   (i) contracts and agreements directly related to the Petroleum and Natural Gas Rights or the Tangibles including, without limitation, the Title and Operating Documents;

   (ii) the Surface Rights;

   (iii) the Data; and

   (iv) the Wells, including well bores and casing,

   but specifically excludes (a) Petroleum Substances produced prior to the Effective Time and (b) accounts receivable accruing prior to the Effective Time;

(y) **"Parties"** means the parties to this Agreement and "Party" means any one of them;

(z) **"Permitted Encumbrances"** means:

   (i) liens for taxes, assessments and governmental charges for which payment is not due;

   (ii) liens incurred or created in the ordinary course of business as security in favour of the person who is conducting the development or operation of the property to which such liens relate for Vendor's proportionate share of costs and expenses of such development or operation for which payment is not due;

   (iii) mechanics', builders' and materialmen's liens in respect of services rendered or goods supplied for which payment is not due;

   (iv) easements, rights of way, servitudes and other similar rights in land (including, without limitation, rights of way and servitudes for roads; railways; sewers; drains; gas and oil pipelines; gas and water mains and electric light, power, telephone, telegraph and cable television conduits, poles, wires and cables);

   (v) the right reserved to or vested in any municipality or government or other public authority by the terms of any lease, license, franchise, grant or permit or by any statutory

provision, to terminate any such lease, license, franchise, grant or permit or to require annual or other periodic payments as a condition of the continuance thereof;

(vi) rights of general application reserved to or vested in any governmental authority to levy taxes on Petroleum Substances or any of them or the income therefrom, and governmental requirements and limitations of general application;

(vii) royalty burdens, liens, adverse claims, penalties, reductions in interests and other encumbrances set out (A) in the Land Schedule or (B) in the Title and Operating Documents to the extent that they would constitute Permitted Encumbrances under section 1.1(z)(i) to (vi) and (viii); and

(viii) the reservations, limitations, provisions and conditions in any original grants from the Crown or freehold lessors of any of the Lands or interests therein and statutory exceptions to title;

(aa) **"Petroleum and Natural Gas Rights"** means (i) all of the interest of Vendor in the Leases (to the extent they pertain to the Lands) including, without limitation, the interests that are attributed to Vendor in the Land Schedule, (ii) the fee simple interests (if any) in mines and minerals in the Lands attributed to Vendor in the Land Schedule, and (iii) all of the interest of Vendor (if any) in royalties, net profits interests and similar interests including, without limitation, the interests attributed to Vendor in the Land Schedule;

(bb) **"Petroleum Substances"** means crude oil, petroleum, natural gas, natural gas liquids, coalbed methane and other related hydrocarbons (except coal) and any and all other substances (including sulphur), whether liquid, solid or gaseous and whether hydrocarbons or not, produced in association therewith, the rights to which are granted pursuant to the Leases;

(cc) **"Prime Rate"** means the rate of interest, expressed as a rate per annum, designated by the main branch in Calgary of the Royal Bank of Canada, as the reference rate used by it to determine rates of interest charged by it on Canadian dollar commercial loans made in Canada and which is announced by such bank, from time to time, as its prime rate, provided that whenever such bank announces a change in such reference rate, the "Prime Rate" shall correspondingly change effective on the date the change in such reference rate is effective;

(dd) **"Purchaser's Counsel"** means Burnet Duckworth Palmer LLP;

(ee) **"Purchaser's Financial Statements"** means the audited financial statements of the Purchaser for the year ended March 31, 2004 and the draft unaudited financial statements for the period ended December 31, 2004;

(ff) **"Purchaser GLJ Reserve Report"** means the reserve report effective December 31, 2004 prepared by GLJ on the petroleum and natural gas reserves of the Purchaser;

(gg) **"Purchaser Public Documents"** means all documents or information filed by or on behalf of Purchaser in compliance or intended compliance with Applicable Laws;

(hh) **"Right of First Refusal"** means a right of first refusal, preemptive right of purchase or similar right whereby a Third Party has the right to acquire or purchase a portion of the Assets as a consequence of Vendor having agreed to sell the Assets to Purchaser in accordance herewith;

(ii) **"Sale, Processing and Transportation Agreements"** means agreements for the sale of Petroleum Substances produced from the Lands or lands pooled or unitized therewith and agreements providing for the gathering, transportation, compression, processing, treatment or storage of Petroleum Substances produced from the Lands or lands pooled or unitized therewith, if any, set out in Schedule "C";

(jj) **"Seismic Data"** means seismic data owned by the Vendor, including surveyors' ground elevation records, shot point maps, drillers' logs, shooters' records, seismograph records, seismograph magnetic tapes, monitor records, field records and record sections, excluding maps and interpretations made therefrom;

(kk) **"Shares"** means 422,390 common shares in the capital of the Purchaser;

(ll) **"Specific Conveyances"** means all conveyances, assignments, transfers, novations and other documents or instruments that are reasonably required or desirable, in accordance with normal oil and gas industry practices, to convey, assign and transfer the Assets to Purchaser and to novate Purchaser into the Title and Operating Documents in the place and stead of Vendor with respect to the Assets;

(mm) **"Surface Rights"** means all rights to use or occupy the surface of lands (including, but not limited to, the Lands) which are used or held for use in connection with the Petroleum and Natural Gas Rights or the Tangibles, including rights to enter upon and occupy the surface of lands on which the Tangibles and the Wells are located and rights to use the surface of lands to gain access thereto;

(nn) **"Take or Pay Obligations"** means take or pay and similar obligations related to the Assets arising after the Effective Time as a result of payments made prior to the Effective Time by or on behalf of buyers of Petroleum Substances in lieu of or in satisfaction of their obligations to buy Petroleum Substances, including obligations to sell or deliver Petroleum Substances or any of them to a Third Party after the Effective Time without being entitled in due course to receive and retain full payment for such Petroleum Substances and obligations to repay such payments and\or interest thereon;

(oo) **"Tangibles"** means the interests of Vendor that are directly related to the Petroleum and Natural Gas Rights in all other tangible depreciable property and assets used or intended to be used in producing, processing, gathering, treating, storing, measuring or injecting Petroleum Substances or any of them from the Lands or lands pooled or unitized therewith or in connection with water injection or removal operations that pertain to the Petroleum and Natural Gas Rights, including, without limitation, all Wells, gas plants, oil batteries, production equipment, pipelines, pipeline connections, meters, dehydrators, motors, compressors, treaters, dehydrators, scrubbers, separators, pumps, tanks, boilers, inventory, and communication equipment;

(pp) **"Third Party"** means any partnership, corporation, trust, unincorporated organization, union, government, governmental department or agency, individual or any heir, executor, administrator or other legal representative of an individual other than a Party;

(qq) **"Title and Operating Documents"** means, to the extent directly related to the Petroleum and Natural Gas Rights or the Tangibles, (i) the Leases, (ii) assignments, trust declarations, operating agreements, royalty agreements, overriding royalty agreements, gross overriding agreements, participation agreements, farm-in agreements, sale and purchase agreements, pooling agreements, common stream agreements, easements, surface leases and pipeline crossing agreements, (iii)

Sale, Processing and Transportation Agreements; (iv) agreements for construction, ownership and operation of gas plants, gas gathering systems and other facilities, (v) permits, licenses and approvals and (vi) other agreements which relate to the Petroleum and Natural Gas Rights or the Tangibles or the ownership, operation or exploitation thereof;

(rr) **"TSX"** means the Toronto Stock Exchange;

(ss) **"Vendor's Counsel"** means Bennett Jones LLP, 4500 Bankers Hall East, 855 2nd Street S.W., Calgary, Alberta, T2P 4K7;

(tt) **"Vendor Financial Statements"** means the audited property financial statements of Vendor relating to the Assets for the three year period ended December 31, 2004 to be provided by Vendor, to the extent reasonably possible, within 30 days of Closing;

(uu) **"Vendor GLJ Reserve Report"** means the reserve report effective December 31, 2004 prepared by GLJ on the petroleum and natural gas reserves of the Vendor; and

(vv) **"Wells"** means all wells (including without limitation producing, shut-in, suspended, capped, abandoned, injection and disposal wells) located on the Lands or lands pooled or unitized therewith.

1.2 Article, Section and Schedule References

Except as otherwise expressly provided, a reference in this Agreement to an "Article", "section", "subsection", "paragraph" or "Schedule" is a reference to an Article, Section, subsection, paragraph or schedule of or to this Agreement.

1.3 Interpretation Not Affected by Headings

The headings in this Agreement are for convenience only and shall not affect the construction or interpretation of this Agreement.

1.4 Included Words

When the context reasonably permits, words suggesting the singular shall be construed as suggesting the plural and vice versa, and words suggesting one gender shall be construed as suggesting other genders.

1.5 Schedules

The following Schedules are attached to and form a part of this Agreement:

Schedule "A" - Land Schedule
Schedule "B" - Intentionally left blank
Schedule "C" - Sale, Processing and Transportation Agreements
Schedule "D" - Lawsuits and Claims
Schedule "E" - Authorizations for Expenditure
Schedule "F" - General Conveyance
Schedule "G" - Officer's Certificate of Vendor
Schedule "H" - Officer's Certificate of Purchaser

Wherever any term or condition, express or implied, of such Schedules conflicts or is at variance with any term or condition in the body of this Agreement, such term or condition in the body of this Agreement shall prevail.

1.6 Currency

All currency references herein shall refer to Canadian dollars.

1.7 Knowledge

Where in this Agreement a Party makes a representation or warranty on the basis of knowledge or awareness of such Party, such knowledge or awareness consists only of the actual knowledge or awareness of the officers of such Party without further inquiry.

ARTICLE 2
PURCHASE AND SALE

2.1 Purchase and Sale

Upon the terms and subject to the conditions of this Agreement, Purchaser hereby agrees to purchase the Assets from Vendor and Vendor hereby agrees to sell and convey the Assets to Purchaser on the Closing Date at and for a consideration (the "**Consideration**") of:

(a) $1,004,057 (the "**Cash Portion**") plus or minus, as the case may be, the adjustments provided for in Sections 2 and 4; and

(b) 422,390 common shares of the Purchaser (the "**Shares**"), which the Parties agree have an aggregate value of $1,730,318 (the "**Shares Value**").

The Cash Portion plus the Shares Value shall be collectively referred to as the "**Base Purchase Price**".

2.2 Holdback

An amount of $65,444 from the Cash Portion (the "**Holdback Amount**") shall be held back by Purchaser at Closing up to September 15, 2005 to cover any net adjustments in favor of Purchaser pursuant to Section 2 and Section 4. Upon the termination of such holdback period, Purchaser shall immediately pay to Vendor the Holdback Amount less any net adjustments mentioned above.

2.3 Interest on the Base Purchase Price

Interest calculated on a daily basis from and including the Effective Time to and including the Closing Date, equal to the result obtained by:

(a) multiplying a rate of interest equal to the Prime Rate in effect on the date hereof by the Cash Portion;

(b) multiplying the result in (a) by the number of days in such period; and

(c) dividing the result in (b) above by 365;

shall be paid by Purchaser to Vendor at Closing.

2.4 Income Tax Adjustment

At Closing, Purchaser shall pay to Vendor a deemed income tax adjustment amount equal to:

(a) the proceeds from the sale of production from the Assets for the Interim Period, minus all royalties and operating expenses related to the Assets for the Interim Period.

(b) multiplied by a factor of 0.30.

2.5 Closing Funds

On the Closing Date, Purchaser shall pay to Vendor an amount equal to the Cash Portion plus or minus, as the case may be, the adjustments provided for in Sections 2 and 4. In addition, on the Closing Date, Purchaser shall deliver to Vendor the Shares, duly issued in the name of Vendor.

2.6 Allocation of Base Purchase Price

Subject to the adjustments made pursuant to Article 4, the Base Purchase Price shall be allocated among the Assets as follows:

(a)	to Petroleum and Natural Gas Rights	$2,187,499
(b)	to Tangibles	$ 546,875
(c)	to Miscellaneous Interests	$1
	TOTAL	$2,734,375

2.7 Section 85 Tax Election

The Parties agree that the sale and transfer of the Assets hereunder shall be made pursuant to the provisions of section 85 of the *Income Tax Act* (Canada), and that the agreed amounts for the transfer of the Assets, for the purposes of section 85 of the Act, shall be determined by the Vendor in its sole discretion, provided such agreed amounts shall be within the limits provided in the Act. Each Party agrees to execute, deliver and file such documents, election forms and the like as may be necessary to effect the same. Each Party covenants not to dissolve (or liquidate substantially all of its assets) until such election forms and documents have been executed, delivered and filed.

2.8 GST

(a) The Consideration does not include GST.

(b) Purchaser and Vendor shall elect jointly pursuant to subsection 167 of the GST Legislation with respect to the Assets (excluding the Petroleum and Natural Gas Rights). Purchaser shall prepare and file the prescribed form within the time referred to in subsection 167 of the GST Legislation.

(c) If the election contemplated in subsection 2.8(b) is determined to be invalid then Purchaser shall pay, in a timely fashion, to the appropriate government authority any applicable GST and any interest or penalties thereon in respect of the Assets.

(d) If the amount of any GST paid by Purchaser pursuant to this Section 2.8 is subject to audit by the relevant government authority, and it is determined by that government authority that an

additional amount of tax or interest or penalties should be assessed, Purchaser shall be solely responsible for the payment of such additional amount.

(e) If, as a result of any adjustment made pursuant to Article 4, the amount of GST is increased or decreased, such increase or decrease shall be for the account of the Purchaser.

ARTICLE 3
CLOSING

3.1 Place of Closing

Unless otherwise agreed to in writing by the Parties, Closing shall take place at the Closing Time on the Closing Date at the offices of Vendor's Counsel.

3.2 Effective Time of Transfer

The transfer and assignment of the Assets from Vendor to Purchaser shall be effective as of the Effective Time. However, possession and title to the Assets shall not pass to Purchaser until Closing.

3.3 Deliveries at Closing

(a) At Closing, Vendor shall table the following:

(i) a certified copy of resolutions of the limited partners and general partner of Vendor authorizing the execution and delivery of this Agreement and the completion of the sale of the Assets and all other transactions herein;

(ii) an officer's certificate of the general partner of Vendor in the form of Schedule G confirming the matters referred to in Section 6.1;

(iii) the section 167 GST election;

(iv) the section 85 rollover elections; and

(v) such other items as may be specifically required hereunder.

In addition, Vendor will execute the General Conveyance tabled by Purchaser.

(b) At Closing, Purchaser shall table the following:

(i) a certified copy of resolutions of the board of directors of Purchaser authorizing the execution and delivery of this Agreement and the completion of the purchase of the Assets and all other transactions herein;

(ii) the General Conveyance fully executed by Purchaser;

(iii) the amounts payable at Closing on account of the Consideration in accordance with Sections 2 and 4;

(iv) an officer's certificate of Purchaser in the form of Schedule H confirming the matters referred to in Section 6.3;

(v) the share certificate or certificates representing the Shares issued in the name of Vendor; and

(vi) such other items as may be specifically required hereunder.

(c) The items tabled at Closing pursuant to subsections 3.3(a) and (b) shall be held in escrow until all of such items have been tabled, whereupon such escrow shall be terminated and the items described in subsection 3.3(a) shall be delivered to Purchaser and the items described in subsection 3.3(b) shall be delivered to Vendor and the Closing shall have occurred.

3.4 Delivery of Data

Vendor shall, as soon as is practicable after Closing, deliver to Purchaser original copies of the Data which they have in their possession, provided that if Vendor retains any interest in any property to which any of the Data relates, Vendor may retain a photocopy of such Data. If reasonably required by Vendor after Closing for the completion of tax returns or dealing with tax matters, Purchaser shall make original copies of Data available to Vendor.

3.5 Specific Conveyances

Vendor shall prepare the Specific Conveyances before Closing and circulate to Third Parties. Purchaser shall register all Specific Conveyances that require registration. Purchaser shall bear all costs incurred in registering any Specific Conveyances and registering any further assurances required to convey the Assets to it. Purchaser shall register all such Specific Conveyances promptly after Closing.

ARTICLE 4
ADJUSTMENTS

4.1 Costs and Revenues to be Apportioned

(a) Except as otherwise provided in this Article 4 and subject to all other provisions of this Agreement, the Parties will adjust and apportion expenditures and revenues of every kind and nature incurred, payable or paid in respect of the operation of the Assets including operating, maintenance, development and capital costs, proceeds from the sale of Petroleum Substances, royalties, property taxes, gas cost allowance (or similar allowances), prepayments and deposits, duties, taxes and assessments (other than income taxes), as at the Effective Time.

(b) The Vendor is entitled to the revenues and benefits from the ownership and operation of the Assets accrued prior to the Effective Time and is responsible for and will pay for the expenditures pertaining to the ownership, operation and development of the Assets incurred prior to the Effective Time.

(c) The Purchaser is entitled to the revenues and benefits from the ownership and operation of the Assets accrued from and after the Effective Time and is responsible for and will pay for the expenditures pertaining to the ownership, operation and development of the Assets incurred from and after the Effective Time.

(d) all statements prepared under this Article 4 will be prepared as contemplated herein and in accordance with generally accepted accounting principles applying the accrual method.

(e) Two Business Days prior to the Closing Date, the Vendor shall deliver to the Purchaser a written interim statement of adjustments under this Agreement and the Vendor will make available to representatives of the Purchaser all information necessary for the Purchaser to confirm the calculations in the statement. The Parties will cooperate in settling the adjustments and payment to be made on an interim basis and the amount so agreed will be employed for the purposes of the Closing and completion of the transactions contemplated by this Agreement. For the purposes of the interim statement of adjustments, there shall be an accrual of net operating revenue from the Assets.

(f) By September 15, 2005, the Parties will have cooperated and prepared a final statement of all adjustments and payments to be made pursuant to this Agreement. Upon agreement as to all adjustments and payments to be made, the net amount will be remitted by the Party who in the net result is obliged to make payment and in the event Purchaser is entitled to an adjustment in its favour, such amount shall be set-off from any amount paid to Vendor under Section 2.2. No further adjustment shall be permitted or effected after September 15, 2005, subject to 4.1(h) and (i).

(g) Notwithstanding the preceding subclause, each Party will have the right, following the Closing Date until September 15, 2005, to examine, copy and audit the records of the other Parties relative to the Assets for the purpose of effecting or verifying adjustments required under this Article. The auditing Party will, upon reasonable notice, conduct that audit at its sole expense during normal business hours at the offices of the audited Party or at such other premises where those records are maintained. Any claims of discrepancies disclosed by that audit will be made in writing to the audited Party as soon as reasonably practicable. That Party will respond in writing to any such claims as soon as reasonably practicable. The Parties will use good faith efforts to resolve any outstanding claims of discrepancies by September 15, 2005.

(h) If the Parties cannot resolve any outstanding claims of discrepancies by September 15, 2005 pursuant to section 4.1(g), the matter may be referred to binding arbitration by either Party under the provisions of the *Arbitration Act* (Alberta) provided notice of such claim must be given by the claiming Party to the other Party on or before September 15, 2005. Nothing in this section 4.1 shall be construed as permitting an adjustment resulting from a re-assessment of the value of the Assets. No net adjustment(s) for the benefit of Purchaser shall exceed in the aggregate the Holdback Amount, and the Vendor shall have no liability pursuant to this section 4.1 in excess of the Holdback Amount.

(i) Notwithstanding section 4.1(f), the Parties acknowledge that any net benefits to Vendor resulting from all joint venture and other audits commenced by Vendor or its agents before September 15, 2005 respecting periods prior to the Effective Time shall be credited to Vendor (and paid in conjunction with the remittance of any funds pursuant to Section 2.2) if such benefits have either been received by Purchaser on behalf of Vendor prior to September 15, 2005, or the payor of such amount has confirmed in writing to each of Vendor and Purchaser by September 15, 2005 that the amount is owing and that it will be paid to Purchaser as soon as reasonably practicable.

(j) All payments made after the Effective Time are to be paid within fifteen (15) days after the amount is determined and, if not paid within the fifteen (15) days, will thereafter bear interest until paid at a rate of interest equal to the Prime Rate plus one (1%) percent compounded annually.

(k) All freehold mineral taxes, surface and mineral lease rentals and any similar payments made by the Vendor to preserve any of the Leases or any Surface Rights shall be apportioned between the Vendor and the Purchaser as at the Effective Time.

ARTICLE 5
CONDITIONS OF CLOSING

5.1 Purchaser's Conditions

The obligation of Purchaser to purchase the Assets pursuant hereto is subject to the satisfaction at or prior to the Closing Date of the following conditions, which are for the exclusive benefit of Purchaser and may be waived by Purchaser:

(a) **Representations:** the representations and warranties made by Vendor in Section 6.1 hereof shall be true as of the Closing Date as if made on and as of such date (except for representations and warranties which refer to another date, which shall be true as of that date) and Vendor shall have provided to Purchaser a certificate of the general partner of Vendor certifying as to such matters on the Closing Date and Purchaser shall have no knowledge to the contrary;

(b) **Opinion:** Vendor shall have provided Purchaser with opinions of Vendor's Counsel satisfactory to Purchaser's Counsel, acting reasonably, dated the Closing Date and addressed to Purchaser and Purchaser's Counsel, to the effect that:

(i) Vendor is duly formed and validly existing as a limited partnership under the laws of the Province of Alberta and Vendor has full power and authority to enter into this Agreement and perform its obligations hereunder;

(ii) All necessary proceedings of Vendor have been taken to fully, validly and effectively authorize this Agreement and the transactions contemplated herein, the performance by Vendor of its obligations hereunder, and the execution and delivery by Vendor of this Agreement and all documents delivered pursuant hereto;

(iii) the execution and delivery by Vendor of this Agreement and all documents delivered pursuant hereto, the performance by Vendor of its obligations hereunder and thereunder and the consummation of the transactions contemplated herein and therein will not result in the breach of or violate any term or provision of the partnership agreement which governs Vendor; and

(iv) this Agreement has been, and the documents delivered pursuant hereto will be, duly executed and delivered by Vendor, as the case may be, and this Agreement is, and such other documents will be, valid and binding on Vendor and enforceable in accordance with their respective terms (subject to qualifications regarding the availability of equitable remedies and the general limitations in the enforcement of creditors' rights);

In giving such opinion, Vendor's Counsel may rely, in respect of matters governed by the laws of any jurisdiction other than the Province of Alberta or the laws of Canada applicable therein, upon the opinion of local counsel in such jurisdiction provided that Vendor's Counsel is of the opinion that the opinion of such local counsel is one upon which Vendor's Counsel may properly rely and, in respect of matters of fact, upon certificates of the general partner of Vendor or any other appropriate persons acceptable to Purchaser's Counsel;

(c) **No Material Change:** there shall have been no material adverse change, financial or otherwise, in the assets, liabilities, business, operations, prospects, affairs, capital or financial condition of Vendor from that disclosed in the Vendor's GLJ Reserve Report or any occurrences or circumstances which have resulted or might reasonably be expected to result in a material adverse change thereto (other than a change due to changes in general economic conditions (including commodity prices) applicable to corporations conducting business similar to that of Vendor) except as have been previously disclosed to Purchaser prior to the date hereof;

(d) **Obligations:** all obligations of Vendor contained in this Agreement to be performed prior to or at Closing shall have been timely performed in all material respects;

(e) **No Actions:** no action or proceeding shall have been instituted or threatened by anyone before any court or governmental agency to obtain damages in respect of this Agreement or to restrain or prohibit the consummation of the transactions contemplated herein; and

(f) **Deliveries:** all documents to be delivered by Vendor to Purchaser at Closing pursuant hereto shall have been delivered by Vendor to Purchaser at the time and in the form stipulated in this Agreement.

If any of the foregoing conditions has not been complied with or waived by Purchaser at or before the Closing Date, Purchaser may, in addition to any other remedies which it may have available to it, terminate its obligations to purchase the Assets by written notice to Vendor specifying what conditions have not been satisfied.

5.2 Vendor's Conditions

The obligation of Vendor to sell the Assets pursuant hereto is subject to the satisfaction at or prior to the Closing Date of the following conditions, which are for the exclusive benefit of Vendor and may be waived by Vendor:

(a) **Representations:** The representations and warranties made by Purchaser in Section 6.3 of this Agreement shall be true as of the Closing Date as if made on and as of such date (except for representations and warranties which refer to another date, which shall be true as of that date), Purchaser shall have provided to Vendor a certificate of two officers of Purchaser certifying as to such matters on the Closing Date and Purchaser shall have no actual knowledge to the contrary;

(b) **Opinion:** Purchaser shall have provided Vendor with opinions of Purchaser's Counsel satisfactory to Vendor, acting reasonably, dated the Closing Date and addressed to Vendor and Vendor's Counsel relating to the following matters:

(i) Purchaser is a corporation duly continued and validly existing under the laws of the Province of Alberta and has full power and authority to enter into this Agreement and perform its obligations hereunder;

(ii) all necessary corporate proceedings of Purchaser have been taken to fully, validly and effectively authorize this Agreement and the transactions contemplated herein, the performance by Purchaser of its obligations hereunder, and the execution an delivery by Purchaser of this Agreement and all documents delivered pursuant hereto;

(iii) the execution and delivery by Purchaser of this Agreement and all documents delivered pursuant hereto, the performance by Purchaser of its obligations hereunder and

thereunder and the consummation of the transactions contemplated herein and therein will not result in the breach of or violate any term or provision of the articles or by-laws of Purchaser;

(iv) this Agreement has been, and the documents delivered pursuant hereto will be, duly executed and delivered by Purchaser and this Agreement is, and such other documents will be, valid and binding on Purchaser and enforceable in accordance with their terms (subject to qualifications regarding the availability of equitable remedies and the general limitations on the enforcement of creditors' rights);

(v) the Shares issued pursuant to this Agreement have been conditionally allotted and will, when issued, be duly and validly issued as fully paid and non-assessable common shares of the Purchaser and such Shares have been conditionally approved for listing on the TSX subject to satisfaction of the conditions prescribed by such exchange;

(vi) the registration and prospectus exemption for the issuance of Shares; and

(vii) as to the authorized and issued capital of Purchaser immediately prior to the Closing Date.

In giving such opinion, Purchaser's Counsel may rely, in respect of matters governed by the laws of any jurisdiction other than the Province of Alberta or the laws of Canada applicable therein, upon the opinion of local counsel in such jurisdiction provided that Purchaser's Counsel is of the opinion that the opinion of such local counsel is one upon which Purchaser's Counsel may properly rely and, in respect of matters of fact, upon certificates of senior officers of Purchaser or any other appropriate persons acceptable to Vendor's Counsel;

(c) **No Material Change:** there shall have been no material adverse change, financial or otherwise, in the assets, liabilities, business, operations, prospects, affairs, capital or financial condition of Purchaser from that disclosed in the Purchaser's Financial Statements or any occurrences or circumstances which have resulted or might reasonably be expected to result in a material adverse change thereto (other than a change due to changes in general economic conditions (including commodity prices) applicable to corporations conducting business similar to that of Purchaser) except as disclosed in the Purchaser Public Documents prior to the date hereof or except as have been previously disclosed to Vendor prior to the date hereof;

(d) **Obligations:** all obligations of Purchaser contained in this Agreement to be performed prior to or at Closing shall have been timely performed in all material respects; and

(e) **Payment and Deliveries:** all amounts to be paid or documents to be delivered by Purchaser to Vendor at Closing pursuant hereto shall have been paid or delivered, as the case may be, to Vendor by Purchaser at the time and in the form stipulated in this Agreement.

If any of the foregoing conditions precedent has not been complied with, or waived by Vendor at or before the Closing Date, Vendor may, in addition to any other remedies which it may have available to them, terminate its obligations to sell the Assets to Purchaser by written notice from Vendor to Purchaser specifying what conditions have not been satisfied.

5.3 Mutual Closing Conditions

The obligations of Purchaser and Vendor to complete the transactions contemplated herein are subject to fulfillment of the following conditions precedent on or before the Closing Date or such other time as is specified below:

(a) **Concurrent Closing:** The other three asset transactions between Optimum limited partnerships and Purchaser and the sales of the shares of 1143734 Alberta Ltd. to Purchaser shall have closed concurrently with this transaction;

(b) **Unitholders Approval:** A special resolution shall have been passed by Vendor's unitholders, on or before the Closing Date, in form and substance satisfactory to Purchaser, acting reasonably, duly approving this Agreement;

(c) **No Action:** There shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

  (i) makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the transactions contemplated by this Agreement or any other transactions contemplated herein; or

  (ii) results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein; and

(d) **Consents:** Vendor and Purchaser shall have obtained all consents, approvals and authorizations (including, without limitation, all stock exchange, securities commission and other regulatory approvals) required or necessary in connection with the transactions contemplated herein on terms and conditions reasonably satisfactory to Vendor and Purchaser.

The foregoing conditions are for the mutual benefit of Purchaser and Vendor and may be waived, in whole or in part, by Purchaser and Vendor together, at any time. If any of the said conditions precedent shall not be complied with or waived as aforesaid on or before the date required for the performance thereof, Purchaser and Vendor may, in addition to the other remedies it may have at law or in equity, rescind and terminate this Agreement by written notice to the other Party.

5.4 Efforts to Fulfill Conditions Precedent

Each Party shall proceed diligently and in good faith and use all reasonable efforts to satisfy the conditions precedent which are for its benefit or the mutual benefits of the Parties, and assist in the satisfaction of the conditions precedent which are for the benefit of the other Party, such that all such conditions precedent can be fulfilled and satisfied as soon as practicable.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES

6.1 Representations and Warranties of Vendor

The Vendor represents and warrants to Purchaser that:

(a) **Standing:** the Vendor is a limited partnership duly organized or formed and validly existing under the laws of Alberta, is authorized to carry on business in all jurisdictions in which the Assets are located, and now has all the requisite power and authority to sell, assign, transfer and convey the Assets to Purchaser in accordance with this Agreement;

(b) **No Conflicts:** the consummation of the transactions contemplated herein will not violate, nor be in conflict with, any of the constating documents, by-laws, agreements or other governing documents of the Vendor or any judgment, decree, order, law, statute, rule or regulation applicable to Vendor;

(c) **Execution of Documents:** this Agreement has been duly executed and delivered by the Vendor and all other documents (including the General Conveyance and the Specific Conveyances) executed and delivered by Vendor pursuant hereto will be duly executed and delivered by the Vendor, and this Agreement does, and such documents will, constitute legal, valid and binding obligations of the Vendor enforceable in accordance with their respective terms, subject to bankruptcy, insolvency, preference, reorganization, moratorium and other similar laws affecting creditors' rights generally and the discretion of courts with respect to equitable or discretionary remedies and defences;

(d) **Finders' Fees:** the Vendor has not incurred any obligation or liability, contingent or otherwise, for brokers' or finders' fees in respect of this transaction for which Purchaser shall have any obligation or liability;

(e) **No Authorizations:** no authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body exercising jurisdiction over the Assets or Vendor is required for the due execution, delivery and performance by Vendor of this Agreement, other than authorizations, approvals or exemptions previously obtained and currently in force;

(f) **Title:** except for the Permitted Encumbrances, the Assets are free and clear of all liens, mortgages, royalties, encumbrances and adverse claims created by, through or under Vendor; and, except as expressly set forth elsewhere in this Agreement, Vendor does not otherwise make any representation, warranty or covenant as to title to or the encumbrances or burdens affecting the Assets;

(g) **No Lawsuits or Claims:** Except as set forth in Schedule D, Vendor has not received notice of any actions, suits, proceedings or claims with respect to, or in any manner making a claim adverse to the ownership of the Assets or affecting the use or operation of the Assets, which if determined against Vendor would, individually or in the aggregate, have a material adverse effect on the Assets or any of them;

(h) **Rights of First Refusal:** The sale of the Assets pursuant hereto is not subject to any Rights of First Refusal created by, through or under Vendor, and the sale of the Assets by Vendor shall represent a sale of all or substantially all of Vendor's petroleum and natural gas rights in the province where the Assets are situated;

(i) **Sale, Processing and Transportation Agreements:** except as set forth in Schedule "C", Vendor is not a party to or bound by any Sale, Processing and Transportation Agreements which cannot be terminated without penalty on notice from Vendor of 60 days or fewer;

(j) **Take or Pay:** there are no Take or Pay Obligations related to the Assets;

(k) **No Default:** Vendor is not in default under and, to Vendor's knowledge, no condition exists that with notice or lapse of time or both would constitute a default under:

(i) any loan agreement, evidence of indebtedness, or instrument granting a security interest to which Vendor is a party and by which the Assets are bound; or

(ii) any judgment, order or injunction of any court, arbitrator or governmental entity;

which default or potential default would, either singly or in the aggregate, reasonably be expected to have a material adverse effect on the Assets or rights derived therefrom;

(l) **Operations:** Except to the extent that would not have a material adverse effect:

(i) where Vendor or any of its Affiliates was the operator, all Operations related to the Assets have been conducted in compliance with laws and regulations; and

(ii) where Vendor or any of its Affiliates was not the operator, to the knowledge of Vendor, all Operations related to the Assets have been conducted in compliance with laws and regulations;

except to the extent cured or rectified prior to the date hereof;

(m) **Production Allowables:** To Vendor's knowledge:

(i) none of the Wells has been produced in excess of applicable production allowables imposed by any law or regulations except to the extent that has been resolved through production penalties that are no longer applicable; and

(ii) Vendor has no knowledge of any impending change in production allowables imposed by applicable law or any governmental regulatory agency that may be applicable to any of the Wells, other than changes of general application;

(n) **Compliance with Law:** To Vendor's knowledge, Vendor and each of its subsidiaries and partnerships (if any) has complied with and is in compliance with all laws or regulations applicable to the operation of its business, including all Applicable Laws, except where failure to do so would not have a material adverse effect on the Assets, and Vendor has all licenses, permits, orders or approvals of, and has made all required registrations with, any government or regulatory body that are material to the Assets;

(o) **Outstanding AFEs:** Except as set forth in Schedule E, there are no outstanding authorizations for expenditure pertaining to any Assets or any other commitments, approvals or authorizations pursuant to which an expenditure may be required to be made in respect of the Assets after the Effective Time for which the share attributable to the Aggregate Assets exceeds $50,000;

(p) **ARTC:** The Assets are not restricted properties for the purpose of Alberta Royalty Tax Credit eligibility;

(q) **Obligations to ELM:** At Closing, Vendor shall have no obligations owing to ELM Energy Management Ltd. for which Purchaser might be responsible;

(r) **Royalties Paid:** To Vendor's knowledge, all royalties and rentals payable under the Title and Operating Documents and all *ad valorem*, property, production, severance and similar taxes and assessments based upon or measured by the ownership of its Assets or the production of Petroleum Substances from the Lands or the receipt of proceeds therefrom have been properly paid in full and in a timely manner;

(s) **Permits and Licences:**

(i) Vendor or the relevant operator has obtained all licences, permits, approvals and authorizations relating to the ownership, use or operation of the Assets that are required under applicable law in order for Vendor to own the Assets and for the use and operation of the Assets;

(ii) Vendor has not received any notice of default under or non-compliance with the terms of any such licence, permit, approval or authorization; and

(iii) all such licences, permits, approvals and authorizations are in good standing;

except in all cases, where a contrary fact or circumstance would not have a material adverse effect;

(t) **Tax Residence:** Vendor is not a non-resident of Canada within the meaning of Section 116 of the *Income Tax Act* R.S.C. 1985, c. 1 (5th Supplement) as amended;

(u) **Financial Statements:** the Vendor Financial Statements will be prepared, to the extent reasonably possible by third party auditors, within 30 days after Closing in accordance with generally accepted accounting principles applicable in Canada applied on a basis consistent with that of prior periods (except as stated therein) and present fairly the results of operations for the Assets for the then periods ended;

(v) **Information Provided to GLJ:** Vendor has made available to GLJ prior to the issuance of the Vendor GLJ Reserve Report, all information material to an adequate determination of oil and gas reserves, none of such information contained a material misrepresentation and (other than as may be affected by the disposition of petroleum and natural gas assets in the ordinary course) Vendor has no knowledge of any material adverse change to the oil and gas reserves of Vendor since the effective date of the Vendor GLJ Reserve Report;

(w) **Information:** Vendor has not, prior to the date of this Agreement, intentionally withheld any material information and data in Vendor's possession or control that pertains to the Assets or rights derived therefrom;

(x) **Qualification:** Vendor is duly qualified to carry on business in each jurisdiction in which the nature of its business or the Assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified will not have a material adverse effect on the Assets, taken as a whole;

(y) **Conduct of Business:** Vendor and each of its subsidiaries and partnerships has conducted and is conducting its business in accordance with good oilfield practices and in compliance in all material respects with all Applicable Laws, rules and regulations and, in particular, all applicable licensing and environmental legislation, regulations or by-laws or other lawful requirements of any governmental or regulatory bodies applicable to Vendor and each of its subsidiaries and

partnerships of each jurisdiction in which it carries on business and holds all licenses, registrations and qualifications material to its business and assets in all jurisdictions in which it carries on business and where the failure to so conduct business or being such compliance would have a material adverse effect on the business of Vendor, taken as a whole, which are necessary or desirable to carry on the business of Vendor and its subsidiaries and partnerships, as now conducted, and none of such licenses, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or is likely to have any material adverse effect, financial or otherwise, on the business of Vendor, taken as a whole; and

(z) **Title:** Vendor is not aware of any defects, failures or impairments in the title of Vendor and each of its subsidiaries and partnerships to its oil and gas properties or facilities whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by any third party, which in aggregate could have a material adverse effect, financial or otherwise, on the business of Vendor.

6.2 Negation of Other Representations

Neither Party makes any representations or warranties (whether in contract or in tort) except as expressly set forth in this Section 6.1 and Section 6.3 and, in particular, and without limitation, each Party hereby expressly negates any representations or warranties with respect to:

(a) any data or information supplied by a Party to the other or its representatives;

(b) the quality, quantity or recoverability of Petroleum Substances within or under the Lands or any lands pooled or unitized therewith;

(c) the value of the Assets or the future cash flow therefrom; or

(d) the quality, condition, fitness or merchantability of any tangible depreciable equipment or property, interests in which are comprised in the Assets.

Except as expressly set forth in this Section 6.1 and Section 6.3, each Party acknowledges and confirms that it has not relied on any data, information or advice from the other Party with respect to any or all of the matters specifically enumerated in this section 6.2 in connection with the transaction pursuant hereto, and each Party confirms that it has not relied on any covenants, representations or warranties outside this Agreement.

6.3 Representations and Warranties of Purchaser

Purchaser represents and warrants to Vendor, that:

(a) **Standing:** Purchaser is a corporation, duly continued and validly existing under the laws of Alberta, and now has the requisite corporate power and authority to purchase and pay for the Assets in accordance with this Agreement;

(b) **No Conflicts:** the consummation of the transactions contemplated by this Agreement will not violate, nor be in conflict with, the constating documents, by-laws or governing documents of Purchaser or any judgment, decree, order, law, statute, rule or regulation applicable to Purchaser;

(c) **Execution of Documents:** this Agreement has been duly executed and delivered by Purchaser and all other documents (including the General Conveyance and the Specific Conveyances)

executed and delivered by Purchaser pursuant hereto will be duly executed and delivered by Purchaser, and this Agreement does, and such documents will, constitute legal, valid and binding obligations of Purchaser enforceable in accordance with their respective terms, subject to bankruptcy, insolvency, preference, reorganization, moratorium and other similar laws affecting creditors' rights generally and the discretion of the courts with respect to equitable or discretionary remedies and defenses;

(d) **Finders' Fees:** Purchaser has not incurred any obligations or liability, contingent or otherwise, for brokers' or finders' fees in respect of this transaction for which Vendor shall have any obligation or liability;

(e) **Purchase Price:** Purchaser either now has or will have at Closing all money that Purchaser will need to pay to Vendor upon Closing or Purchaser has a contractual right to receive all money that Purchaser will need to pay to Vendor and such money will be available to Purchaser for payment to Vendor at Closing;

(f) **No Authorizations:** No authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body exercising jurisdiction over the Assets or Purchaser is required for the due execution, delivery and performance by Purchaser of this Agreement, other than authorizations, approvals or exemptions previously obtained and currently in force;

(g) **Authorized and Issued Shares:** the Shares issued to Vendor pursuant hereto shall be duly and validly issued and be fully paid and non-assessable common shares in the share capital of Purchaser;

(h) **Residency:** Purchaser is a Canadian for the purposes of the *Investment Canada Act*, R.S.C. 1985, c. 28 (1st Supp.);

(i) **Business of Purchaser:** Purchaser has all requisite power and authority to carry on its business;

(j) **No Encumbrances:** The Shares at Closing will be validly issued by Purchaser to Vendor in accordance with the by laws and articles of Purchaser, will be fully paid and non assessable and Vendor shall have good and marketable title thereto, free of any liens, pledges, voting trusts, proxies, adverse claims and other encumbrances;

(k) **Tax Pools:** the tax pool information of Purchaser provided by Purchaser's Counsel to Vendor's Counsel by courier on February 18, 2005 is true and correct in all material respects

(l) **Information:** Purchaser has not, prior to the date of this Agreement, intentionally withheld any material information and data in Purchaser's possession or control that pertains to the Shares or rights derived therefrom;

(m) **Operations:** Except to the extent that would not have a material adverse effect:

(i) where Purchaser or any of its Affiliates was the operator, all operations related to its oil and gas assets have been conducted in compliance with laws and regulations; and

(ii) where Purchaser or any of its Affiliates was not the operator, to the knowledge of Purchaser, all operations related to its oil and gas assets have been conducted in compliance with laws and regulations;

except to the extent cured or rectified prior to the date hereof;

(n) **No Lawsuits or Claims:** Purchaser has not received notice of any actions, suits, proceedings or claims with respect to its assets or shares, which if determined against Purchaser would, individually or in the aggregate, have a material adverse effect on the Shares and rights derived therefrom;

(o) **No Default:** Purchaser is not in default under and, to Purchaser's knowledge, no condition exists that with notice or lapse of time or both would constitute a default under:

(i) any loan agreement, evidence of indebtedness, or instrument granting a security interest to which Purchaser is a party or by which Purchaser or any of its assets are bound; or

(ii) any judgment, order or injunction of any court, arbitrator or governmental entity;

which default or potential default would, either singly or in the aggregate, reasonably be expected to have a material adverse effect on the Shares or rights derived therefrom;

(p) **Qualification:** Purchaser is duly qualified to carry on business in each jurisdiction in which the nature of its business or the property or assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified will not have a material adverse effect on the business, assets, properties, condition (financial or otherwise), results of operations or prospects of the Purchaser, taken as a whole;

(q) **Compliance with Law:** To Purchaser's knowledge, Purchaser and each of its subsidiaries and partnerships has complied with and is in compliance with all laws or regulations applicable to the operation of its business, including all Applicable Laws, except where failure to do so would not have a material adverse effect on the business, assets, properties, condition (financial or otherwise), results of operations or prospects of Purchaser, taken as a whole, and Purchaser and each of its subsidiaries and partnerships has all licenses, permits, orders or approvals of, and has made all required registrations with, any government or regulatory body that are material to the conduct of its business;

(r) **Authorized Capital:** the authorized capital of Purchaser consists of unlimited number of common shares and 300,000,000 preference shares of which as at the date hereof, only 9,259,453 common shares are issued and outstanding, all of which are issued as fully paid and non-assessable;

(s) **Options and Similar Rights:** no person has any agreement, option, right or privilege (including, without limitation, whether by law, pre-emptive right, contract or otherwise) to purchase, subscribe for, convert into, exchange for or otherwise require the issuance of, nor any agreement, option, right or privilege capable of becoming any such agreement, option, right or privilege, any of the unissued shares or other securities of Purchaser except as disclosed by Purchaser to Vendor in an email dated February 18, 2005;

(t) **Minute Books:** the minute books of Purchaser are true and correct in all material respects and contain the minutes of all meetings and all resolutions of the directors and shareholders thereof;

(u) **Financial Statements:** the Purchaser Financial Statements have been prepared in accordance with generally accepted accounting principles applicable in Canada applied on a basis consistent with that of prior periods (except as stated therein) and present fairly the financial position of

Purchaser as of the dates provided therein and the results of its operations and the changes in financial position for the periods then ended and reflect all assets, liabilities and obligations (absolute, accrued, contingent or otherwise) of Purchaser as at the dates thereof;

(v) **Securities Orders:** no securities commission or similar regulatory authority has issued any order preventing or suspending trading of any securities of Purchaser, and Purchaser is not in default of any requirement of Applicable Laws;

(w) **Public Documents:** the information and statements set forth in the Purchaser Public Documents were true, correct and complete and did not contain any material misrepresentations, as of their respective dates, no material change has occurred in relation to Purchaser which is not disclosed in such public record, and Purchaser has not filed any confidential material change reports which continue to be confidential;

(x) **No Changes:** since December 31, 2004, Purchaser has:

(i) not amended its articles, by-laws or other governing documents;

(ii) not disposed of any property or assets out of the ordinary course of business;

(iii) conducted its business in all material respects in the usual, ordinary and regular course and consistent with past practice;

(iv) not suffered any material adverse change, financial or otherwise, in its business, financial condition, assets, properties, liabilities or operations (taken as a whole) or any occurrences or circumstances which have resulted or might reasonably be expected to result in a material adverse change thereto (other than changes attributable to fluctuations in the prices of commodities); and

(v) not made any change in its accounting principles and practices as theretofore applied including, without limitation, the basis upon which its assets and liabilities are recorded on its books and its earnings and profits and losses are ascertained;

(y) **Conduct of Business:** Purchaser and each of its subsidiaries and partnerships has conducted and is conducting its business in accordance with good oilfield practices and in compliance in all material respects with all Applicable Laws, rules and regulations and, in particular, all applicable licensing and environmental legislation, regulations or by-laws or other lawful requirements of any governmental or regulatory bodies applicable to Purchaser and each of its subsidiaries and partnerships of each jurisdiction in which it carries on business and holds all licenses, registrations and qualifications material to its business and assets in all jurisdictions in which it carries on business and where the failure to so conduct business or being such compliance would have a material adverse effect on the business of Purchaser, taken as a whole, which are necessary or desirable to carry on the business of Purchaser and its subsidiaries and partnerships, as now conducted, and none of such licenses, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or is likely to have any material adverse effect, financial or otherwise, on the business of Purchaser, taken as a whole;

(z) **Information Provided to GLJ:** Purchaser has made available to GLJ, prior to the issuance of the Purchaser GLJ Reserve Report, all information material to an adequate determination of oil and gas reserves, none of such information contained a material misrepresentation and (other than as may be affected by the disposition of petroleum and natural gas assets in the ordinary course)

Purchaser has no knowledge of any material adverse change to the oil and gas reserves of Purchaser since the effective date of the Purchaser GLJ Reserve Report;

(aa) **Title:** Purchaser is not aware of any defects, failures or impairments in the title of Purchaser and each of its subsidiaries and partners to its oil and gas properties or facilities whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by any third party, which in aggregate could have a material adverse effect, financial or otherwise, on the business of Purchaser;

(bb) **Taxes:** except as disclosed in writing to Vendor, Purchaser (and each of its subsidiaries if the impact is material) has duly and timely filed, in proper form, returns in respect of taxes under the *Income Tax Act*, the *Alberta Corporate Tax Act* (Alberta), the income tax legislation of any other province of Canada or any foreign country in which it carries on business or to the jurisdiction of which it is otherwise subject, the *Mines and Minerals Tax Act* (Alberta), the *Freehold Mineral Rights Tax Act* (Alberta) and similar legislation of other provinces having jurisdiction over the affairs of Purchaser and each of its subsidiaries, and the *Excise Tax Act* (Canada) for all prior periods in respect of which such filings have heretofore been required, and all taxes shown thereon and all taxes owing with respect to periods ending on or prior to December 31, 2004 have been paid or accrued on the books of Purchaser calculated in accordance with Canadian generally acceptable accounting principles and all payments by Purchaser and each of its subsidiaries to any non-resident of Canada have been made in accordance with all applicable legislation in respect of withholding tax; Purchaser and each of its subsidiaries has withheld from each payment made to any of its officers, directors, former directors and employees the amount of all taxes (including, without limitation, income tax) and other deductions required to be withheld therefrom and has paid the same to the proper tax or other authority within the time required under any applicable tax legislation; Purchaser and each of its subsidiaries has made all installment payments required to be made prior to the date hereof under all applicable tax legislation; and Purchaser and each of its subsidiaries has paid all taxes which are due and payable as at the date hereof;

(cc) **Permits and Licences:** To Purchaser's knowledge:

(i) Purchaser or the relevant operator has obtained all licences, permits, approvals and authorizations relating to the ownership, use or operation of its assets that are required under applicable law in order for Purchaser to own its assets and for the use and operation of its assets;

(ii) Purchaser has not received any notice of default under or non-compliance with the terms of any such licence, permit, approval or authorization; and

(iii) all such licences, permits, approvals and authorizations are in good standing;

except in all cases, where a contrary fact or circumstance would not have a material adverse effect; and

(dd) **Reporting Issuer:** Purchaser is a "reporting issuer" or has equivalent status in each of the provinces of British Columbia, Alberta, Saskatchewan, Ontario, Quebec and Nova Scotia, and its common shares are listed on the TSX, and Purchaser has not been notified of any default or alleged default by Purchaser of any requirement of securities and corporate laws, regulations, orders, notices and policies which remains outstanding.

6.4 Limitation

No claim under this Article 6 shall be made or be enforceable by a Party unless written notice of such claim, with reasonable particulars, is given by such Party to the Party against whom the claim is made within a period of twelve (12) months from the Closing Date. No claim shall be made by a Party in respect of the representations and warranties made by the other Party in this Agreement except pursuant to this Article 6 or Sections 7.4 and 7.5.

ARTICLE 7
INDEMNITIES

7.1 General Indemnity

Purchaser shall be liable to Vendor for and shall, in addition, indemnify Vendor from and against all Losses and Liabilities suffered, sustained, paid or incurred by Vendor which arise out of any matter or thing occurring or arising from and after the Effective Time and which relates to the Assets, provided that Purchaser shall not be liable to Vendor under this section 7.1 in respect of Losses and Liabilities that are directly related to a breach of Vendor's representations and warranties under section 6.1 that has been notified by Purchaser to Vendor within a period of twelve (12) months from the Closing Date.

7.2 Abandonment and Reclamation

Purchaser shall be responsible for the timely performance of all Abandonment and Reclamation Obligations pertaining to the Assets. Purchaser shall be liable to Vendor for and shall, in addition, indemnify Vendor from and against all Losses and Liabilities suffered, sustained, paid or incurred by Vendor should Purchaser fail to perform such Abandonment and Reclamation Obligations.

7.3 Environmental Matters

Purchaser shall be liable to Vendor for and shall, in addition, indemnify Vendor from and against all Losses and Liabilities suffered, sustained, paid or incurred by Vendor which pertain to Environmental Liabilities pertaining to or caused by the Assets or operations thereon or related thereto, however and by whomsoever caused, and whether such Environmental Liabilities occur or arise in whole or in part prior to, at or subsequent to the Effective Time. Purchaser shall not be entitled to exercise and hereby waives any rights or remedies Purchaser may now or in the future have against Vendor in respect of such Environmental Liabilities, whether such rights and remedies are pursuant to the common law or statute or otherwise, including without limitation, the right to name Vendor as a third party to any action commenced by any Third Party against Purchaser.

7.4 Vendor's Indemnities for Representations and Warranties

Vendor shall be liable to Purchaser for and shall, in addition, indemnify Purchaser from and against, Losses and Liabilities suffered, sustained, paid or incurred by Purchaser because of any of the representations and warranties contained in Section 6.1 being inaccurate or untruthful, provided that written notice of such claim, with reasonable particulars, is given by Purchaser to Vendor within a period of twelve (12) months from the Closing Date.

7.5 Purchaser's Indemnities for Representations and Warranties

Purchaser shall be liable to Vendor for and shall, in addition, indemnify Vendor from and against, Losses and Liabilities suffered, sustained, paid or incurred by Vendor because of any of the representations and warranties contained in Section 6.3 being inaccurate or untruthful, provided that written notice of such claim, with reasonable particulars, is given by Vendor to Purchaser within a period of twelve (12) months from the Closing Date.

7.6 General Limitation on Liability

The indemnities provided in Sections 7.1 to 7.5 inclusive (whether in respect of a Third Party claim or direct damages suffered by a Party or its Representatives or otherwise) shall not apply to the extent that the Losses and Liabilities are reimbursed by insurance or are caused by the gross negligence, wilful default or wilful misconduct of the Party claiming indemnity or any of such Party's Representatives.

7.7 Limitations and Exclusions

(a) Notwithstanding anything herein to the contrary, neither Party nor any of such Party's Representatives shall have any liability or obligation to indemnify the other Party or its Representatives in respect of any breach of any representation, warranty, covenant or any indemnity herein or hereunder or in any document delivered pursuant hereto in respect of any individual matter unless the Losses and Liabilities suffered or incurred by the claiming Party (or its Representatives) in respect of such individual matter exceeds $50,000 and the indemnifying party shall be liable to the claiming party for all such Losses and Liabilities. For clarity such $50,000 amount shall be a threshold and not a deductible.

(b) Notwithstanding herein anything to the contrary, no Party or its Representatives shall have any liability to the other Party or its Representatives hereunder in respect of any Losses and Liabilities that consist of indirect, special, consequential or punitive damages.

ARTICLE 8
MAINTENANCE OF ASSETS

8.1 Maintenance of Assets Prior to Closing

During the Interim Period, Vendor shall, to the extent that the nature of its interest permits, and subject to the Title and Operating Documents and any other agreements and documents to which the Assets are subject:

(a) maintain the Assets in a proper and prudent manner in accordance with good oil and gas industry practices, including maintaining adequate insurance, in material compliance with all applicable laws, rules, regulations, orders and directions of governmental and other competent authorities;

(b) without the prior written consent of Purchaser, refrain from committing any single expenditure or series of related expenditures that exceeds $25,000 and that is not in the ordinary course of the business of Vendor;

(c) continue in force all existing policies of insurance or renewals thereof presently maintained by Vendor;

(d) pay or cause to be paid all costs and expenses relating to the Assets which become due from the date hereof to the Closing Date; and

(e) perform and comply with all covenants and conditions contained in the Title and Operating Documents and any other agreements and documents to which the Assets are subject.

8.2 Consent of Purchaser

Notwithstanding Section 8.1, during the Interim Period, Vendor shall not, without the written consent of Purchaser, which consent shall not be unreasonably withheld by Purchaser and which, if provided, will be provided in a timely manner:

(a) make any commitment or propose, initiate or authorize any capital expenditure with respect to the Assets in excess of $25,000 except in case of an emergency or in respect of amounts which Vendor are committed to expend or are deemed to authorize without their specific authorization or approval;

(b) surrender or abandon any of the Assets;

(c) conduct any activity or operations that would otherwise be detrimental to this Agreement;

(d) take any action, refrain from taking any action, permit any action to be taken or not taken, inconsistent with this Agreement, which might directly or indirectly interfere or affect the consummation of the transactions contemplated by this Agreement;

(e) amend or terminate any Title and Operating Documents or enter into any new agreement or commitment relating to the Assets; or

(f) sell, encumber or otherwise dispose of any of the Assets or any part or portion thereof except sales of Petroleum Substances in the normal course of business.

8.3 Purchaser's Covenants

Purchaser covenants and agrees that during the Interim Period:

(a) other than as contemplated herein, it will not, directly or indirectly, do or permit to occur any of the following:

(i) conclude any other material corporate acquisition or disposition, amalgamation, merger, arrangement or purchase or sale of assets or make any other material change to the business, capital or affairs of Purchaser; [none are contemplated prior to closing of the ELM/Optimum deals which will happen shortly. However this clause cannot apply to the Qwest transactions since closing may take several months]

(ii) split, combine or re-classify the outstanding shares of Purchaser, or declare, set aside or pay any distribution payable in respect of such shares;

(iii) redeem, purchase or offer to purchase any shares of Purchaser;

(iv) pay any distributions to its shareholders;

(v) conduct any activity or operations that would otherwise be detrimental to this Agreement; or

(vi) take any action, refrain from taking any action, permit any action to be taken or not taken, inconsistent with this Agreement, which might directly or indirectly interfere or affect the consummation of the transactions contemplated by this Agreement;

(b) will make all other necessary filings and applications under applicable federal, provincial and state laws and regulations in Canada required on the part of Vendor in connection with the transactions contemplated herein and take all reasonable commercial action necessary to be in compliance with such laws and regulations, including, without limitation, application to TSX for the approval of the issuance of the Shares; and

(c) will grant Vendor access to all files, information and data relating to Purchaser or its assets that are owned or in the possession of Purchaser for the purpose of permitting Vendor to conduct its due diligence of this transaction.

8.4 Following Closing

(a) Following Closing, in the event that legal title to any of the Assets has not been transferred to Purchaser, Vendor shall hold title to the Assets, or any portion thereof, in trust for Purchaser until all necessary notifications, registrations and other steps required to transfer such title to Purchaser have been completed.

(b) Following Closing, Vendor shall represent Purchaser in all matters arising under a Title and Operating Document until Purchaser is substituted as a party thereto in the place of Vendor, whether by novation, notice of assignment or otherwise, and in furtherance thereof:

(i) all payments relating to the Assets received by it pursuant to the Title and Operating Document, other than those to which it is entitled under Article 4, shall be received and held by Vendor as trustee for Purchaser and Vendor shall promptly remit such amounts to Purchaser;

(ii) Vendor shall forward all statements, notices and other information received by it pursuant to such Title and Operating Document that pertain to the Assets to Purchaser promptly following their receipt by Vendor; and

(iii) Vendor shall forward to other parties to the Title and Operating Document such notices and elections pursuant to such Title and Operating Document pertaining to the Assets as Purchaser may reasonably request.

(c) Purchaser shall indemnify and save harmless Vendor from and against all of Vendor's Losses and Liabilities arising as a consequence of the provisions of subsections 8.3(a) and (b) hereof, except to the extent caused by the gross negligence or wilful misconduct of Vendor or its servants, agents or employees. Acts or omissions taken by a Vendor or its servants or agents with the approval of Purchaser shall not constitute gross negligence or wilful misconduct of Vendor for purposes of this subsection.

(d) With respect to the certificate representing the Shares to be issued to the Vendor at Closing:

(i) Vendor acknowledges that such certificate shall have endorsed thereon the legend required by section 2.5(2)(3) of MI 45-102 Resale of Securities (the "Legend");

(ii) Purchaser agrees that it will instruct the registrar and transfer agent for its common shares to remove the Legend for any share certificates which result from the transfer of the Shares by the Vendor to the limited partners and the general partner of the Vendor provided that it receives a certificate from the General Partner of the Vendor stating that the aforesaid transfer is incidental to the bona fide dissolution and winding-up of the Vendor and an opinion from Vendor's Counsel respecting same addressed to Purchaser and Computershare Trust Company of Canada.

ARTICLE 9
THIRD PARTY RIGHTS AND CONSENTS

9.1 Consents

Where an assignment of any of the Assets requires the consent of Third Parties, Vendor shall use all reasonable efforts to obtain such consents prior to Closing. After Closing, Vendor shall cooperate with Purchaser in Purchaser's attempts to secure such consents, to the extent that such consents have not been obtained prior to Closing.

ARTICLE 10
GENERAL

10.1 Further Assurances

Each Party will, from time to time and at all times after Closing, without further consideration, do such further acts and deliver all such further assurances, deeds and documents as shall be reasonably required in order to fully perform and carry out the terms of this Agreement.

10.2 No Merger

Subject to the limitations set forth herein, the covenants, representations, warranties and indemnities contained in this Agreement shall survive Closing and shall not merge in any assignments, conveyances, transfers or other documents executed and delivered at or after Closing, notwithstanding any rule of law, equity or statute to the contrary and such rules are hereby waived.

10.3 Entire Agreement

This Agreement supersedes all other written agreements that predate this Agreement, as well as any verbal understanding among the Parties relating to the subject matter hereof.

10.4 Non-Applicability of Contra Proferentum

The Parties acknowledge that they participated equally in the negotiation and preparation of this Agreement. Any legal rule of construction that would cause this Agreement to be construed against the Party that assumed primary responsibility for drafting this Agreement because of that role will not apply to this Agreement.

10.5 Governing Law

This Agreement shall be subject to and interpreted, construed and enforced in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated as a contract made in the Province of Alberta. The Parties irrevocably attorn and submit to the jurisdiction of the courts of the Province of Alberta and courts of appeal therefrom in respect of all matters arising out of this Agreement.

10.6 Assignment

Neither Party may assign any of its interests in or under this Agreement prior to the Closing Date without the prior consent of the other Party, which consent may be unreasonably withheld.

10.7 Enurement

This Agreement shall be binding upon and shall enure to the benefit of the Parties and their respective administrators, trustees, receivers, successors and permitted assigns.

10.8 Time of Essence

Time shall be of the essence in this Agreement.

10.9 Notices

The address and facsimile number of each Party for notices shall be as follows:

Vendor: Optimum Qwest III Q2 Limited Partnership
c/o ELM Energy Management Ltd.
#200, 118-8th Avenue SW
Calgary, Alberta T2P 1B3

Attention: Neal Gledhil
Facsimile: (403) 266-6809

Purchaser: Rock Energy Inc.
Suite 1750 Watermark Tower
530 – 8th Avenue S.W.
Calgary, Alberta T2P 3S8

Attention: Allan Bey, President
Facsimile: 234-0598

Any notice, communication or statement (a "**notice**") required, permitted or contemplated hereunder shall be in writing and shall be delivered as follows:

(a) by delivery to a Party between 8:00 a.m. and 4:00 p.m. on a Business Day at the address of such Party for notices, in which case the notice shall be deemed to have been received by that Party when it is delivered; or

(b) by facsimile to a Party to the facsimile number of such Party for notices, in which case, if the notice was faxed prior to 4:00 p.m. on a Business Day the notice shall be deemed to have been received by that Party when it was faxed and if it was faxed on a day which is not a Business Day

or is faxed after 4:00 p.m. on a Business Day, it shall be deemed to have been received on the next following Business Day.

A Party may from time to time change its address for service or its facsimile number for service by giving written notice of such change to the other Party.

10.10 Invalidity of Provisions

In case any of the provisions of this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality or enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

10.11 Waiver

No waiver by any Party of any breach (whether actual or anticipated) of any of the terms, conditions, representations or warranties contained herein shall take effect or be binding upon that Party unless the waiver is expressed in writing under the authority of that Party. Any waiver so given shall extend only to the particular breach so waived and shall not limit or affect any rights with respect to any other or future breach.

10.12 Remedies Generally

No failure on the part of any Party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or remedy preclude any other or further exercise thereof or the exercise of any other right or remedy in law or in equity or by statute or otherwise conferred.

10.13 Amendment

This Agreement shall not be varied in its terms or amended by oral agreement or by representations or otherwise other than by an instrument in writing dated subsequent to the date hereof, executed by a duly authorized representative of each Party.

10.14 Public Announcements

Until Closing has occurred, no Party shall release any information concerning this Agreement and the transactions herein provided for without the prior written consent of the other Party, which consent shall not be unreasonably withheld. Nothing contained herein shall prevent a Party at any time from furnishing information to any governmental agency or regulatory authority including applicable recognized stock exchanges and securities commissions, or to the public if required by applicable law, provided that the Parties shall advise each other in advance of any public statement which they propose to make.

10.15 Execution

This Agreement may be executed in counterpart and provided by facsimile and all executed counterparts provided by facsimile or otherwise together shall constitute one agreement.

10.16 Subrogation and Substitution

Insofar as possible, each Party shall have full rights of substitution and subrogation in and to all covenants, representations and warranties by others previously given or made respecting the Assets and the transactions contemplated herein.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the day and year first above written.

ROCK ENERGY INC.

Per: ______________________

Per: ______________________

OPTIMUM QWEST III Q2 LIMITED PARTNERSHIP

Per: ______________________

Per: ______________________

This is the execution page of an Asset Purchase and Sale Agreement dated as of March 14, 2005 between Optimum Qwest III Q2 Limited Partnership as Vendor and Rock Energy Inc. as Purchaser.

ASSET PURCHASE AND SALE AGREEMENT

OPTIMUM III Q4 LIMITED PARTNERSHIP

(as Vendor)

- and -

ROCK ENERGY INC.

(as Purchaser)

DATED AS OF MARCH 14, 2005

TABLE OF CONTENTS

SCHEDULES:

ASSET PURCHASE AND SALE AGREEMENT

THIS AGREEMENT made as of the 14th day of March, 2005,

BETWEEN:

OPTIMUM III Q4 LIMITED PARTNERSHIP, a limited partnership formed pursuant to the laws of Alberta (hereinafter referred to as "Vendor")

- and -

ROCK ENERGY INC., a corporation incorporated pursuant to the laws of Alberta (hereinafter referred to as "Purchaser")

WHEREAS Vendor wishes to sell the Assets and Purchaser wishes to purchase the Assets subject to and in accordance with the terms and conditions hereof;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and the mutual covenants and agreements hereinafter set forth, the Parties agree and covenant as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, including the recitals and the Schedules:

(a) "**Abandonment and Reclamation Obligations**" means all obligations to abandon the Wells and restore and reclaim the sites thereof, to decommission and remove the facilities and equipment comprised in the Tangibles and restore and reclaim the sites thereof and to reclaim and restore the lands to which the Surface Rights relate, including such obligations relating to Wells that were abandoned prior to the Effective Time;

(b) "**AFEs**" means the authorities for expenditure, if any, set forth in Schedule E;

(c) "**this Agreement**", "**herein**", "**hereto**", "**hereof**" and similar expressions refer to this Agreement of Purchase and Sale as amended from time to time;

(d) "**Aggregate Assets**" means all oil and gas properties held by ELM Energy Management Ltd. as drilling manager for itself and for other parties involved in concurrent transactions with Purchaser;

(e) "**Applicable Laws**" means applicable corporate and securities laws, regulations and rules, all policies thereunder and rules of applicable stock exchanges;

(f) "**Assets**" means the Petroleum and Natural Gas Rights, the Tangibles and the Miscellaneous Interests;

(g) "**Base Purchase Price**" means $4,951,865, subject to adjustment as provided herein;

(h) "**Business Day**" means any day which is not a Saturday, Sunday or statutory holiday in Calgary, Alberta;

(i) "**Closing**" means the transfer of legal and beneficial ownership of the Assets from Vendor to Purchaser and the completion of other matters incidental thereto as herein provided for;

(j) "**Closing Date**" means the later of (i) April 7, 2005 and (ii) the date which is one Business Day after Rock Energy Inc. has received regulatory approval to issue the Rock Energy Inc. shares pursuant to this Agreement, provided the Closing Date shall not be later than April 15, 2005;

(k) "**Closing Time**" means 10:00 a.m. Calgary time on the Closing Date, or such other time as mutually agreed to by the Parties;

(l) "**Consideration**" has the meaning ascribed thereto in Section 2.1;

(m) "**Data**" means all records, data and information owned by Vendor including Seismic Data directly relating to the Petroleum and Natural Gas Rights or the Tangibles, including well files, lease files, agreement files and production records (including the Title and Operating Documents);

(n) "**Effective Time**" means 12:01 a.m., Calgary time, on the 1st day of January, 2005;

(o) "**Environmental Liabilities**" means all environmental liabilities that relate to the Assets or that arise in connection with the ownership thereof or operations pertaining thereto, including, without limitation, liabilities related to or arising from:

   (i) transportation, storage, use or disposal of toxic or hazardous substances;

   (ii) release, spill, escape or emission of toxic or hazardous substances; or

   (iii) pollution or contamination of or damage to the environment;

including, without limitation, liabilities to compensate Third Parties for damages and losses resulting from the items described in items (i), (ii) and (iii) above (including, without limitation, damage to property, personal injury and death) and obligations to take action to prevent or rectify damage to or otherwise protect the environment and, for purposes of this Agreement, "the environment" includes , without limitation, the air, the surface and subsurface of the earth, bodies of water (including, without limitation, rivers, streams, lakes and aquifers) and plant, human and animal life;

(p) "**GST**" means the goods and services tax payable pursuant to the GST Legislation;

(q) "**GST Legislation**" means the *Excise Tax Act*, 1980 RSC, c. E-15, as amended and the regulations thereunder;

(r) "**General Conveyance**" means the general conveyance in the form of Schedule "F";

(s) "**Interim Period**" means the period between the Effective Time and the Closing Date;

(t) "**Lands**" means the Petroleum Substances within, under or upon the lands described in the Land Schedule, subject to the restrictions and exclusions set forth therein as to Petroleum Substances and geological formations, and any other interests in oil and gas properties legally or beneficially owned by Vendor;

(u) **"Land Schedule"** means Schedule "A";

(v) **"Leases"** means the leases, licenses, permits and similar documents of title described in the Land Schedule by virtue of which the holder thereof is entitled to drill for, win, take, own or remove Petroleum Substances within, upon or under the Lands and includes, if applicable, all renewals and extensions of such documents and all documents issued in substitution therefore;

(w) **"Losses and Liabilities"** means, in relation to a Party, losses, costs, damages and expenses which such Party suffers, sustains, pays or incurs including legal fees on a "solicitor and his own client" basis;

(x) **"Miscellaneous Interests"** means Vendor's interests in all property, assets, interests and rights (other than the Petroleum and Natural Gas Rights and the Tangibles) directly related to the Petroleum and Natural Gas Rights or the Tangibles but only to the extent such property, assets, interests and rights are directly related to Petroleum and Natural Gas Rights or the Tangibles, including without limitation any and all of the following:

  (i) contracts and agreements directly related to the Petroleum and Natural Gas Rights or the Tangibles including, without limitation, the Title and Operating Documents;

  (ii) the Surface Rights;

  (iii) the Data; and

  (iv) the Wells, including well bores and casing,

but specifically excludes (a) Petroleum Substances produced prior to the Effective Time and (b) accounts receivable accruing prior to the Effective Time;

(y) **"Parties"** means the parties to this Agreement and **"Party"** means any one of them;

(z) **"Permitted Encumbrances"** means:

  (i) liens for taxes, assessments and governmental charges for which payment is not due;

  (ii) liens incurred or created in the ordinary course of business as security in favour of the person who is conducting the development or operation of the property to which such liens relate for Vendor's proportionate share of costs and expenses of such development or operation for which payment is not due;

  (iii) mechanics', builders' and materialmen's liens in respect of services rendered or goods supplied for which payment is not due;

  (iv) easements, rights of way, servitudes and other similar rights in land (including, without limitation, rights of way and servitudes for roads; railways; sewers; drains; gas and oil pipelines; gas and water mains and electric light, power, telephone, telegraph and cable television conduits, poles, wires and cables);

  (v) the right reserved to or vested in any municipality or government or other public authority by the terms of any lease, license, franchise, grant or permit or by any statutory

provision, to terminate any such lease, license, franchise, grant or permit or to require annual or other periodic payments as a condition of the continuance thereof;

(vi) rights of general application reserved to or vested in any governmental authority to levy taxes on Petroleum Substances or any of them or the income therefrom, and governmental requirements and limitations of general application;

(vii) royalty burdens, liens, adverse claims, penalties, reductions in interests and other encumbrances set out (A) in the Land Schedule or (B) in the Title and Operating Documents to the extent that they would constitute Permitted Encumbrances under section 1.1(z)(i) to (vi) and (viii); and

(viii) the reservations, limitations, provisions and conditions in any original grants from the Crown or freehold lessors of any of the Lands or interests therein and statutory exceptions to title;

(aa) "**Petroleum and Natural Gas Rights**" means (i) all of the interest of Vendor in the Leases (to the extent they pertain to the Lands) including, without limitation, the interests that are attributed to Vendor in the Land Schedule, (ii) the fee simple interests (if any) in mines and minerals in the Lands attributed to Vendor in the Land Schedule, and (iii) all of the interest of Vendor (if any) in royalties, net profits interests and similar interests including, without limitation, the interests attributed to Vendor in the Land Schedule;

(bb) "**Petroleum Substances**" means crude oil, petroleum, natural gas, natural gas liquids, coalbed methane and other related hydrocarbons (except coal) and any and all other substances (including sulphur), whether liquid, solid or gaseous and whether hydrocarbons or not, produced in association therewith, the rights to which are granted pursuant to the Leases;

(cc) "**Prime Rate**" means the rate of interest, expressed as a rate per annum, designated by the main branch in Calgary of the Royal Bank of Canada, as the reference rate used by it to determine rates of interest charged by it on Canadian dollar commercial loans made in Canada and which is announced by such bank, from time to time, as its prime rate, provided that whenever such bank announces a change in such reference rate, the "Prime Rate" shall correspondingly change effective on the date the change in such reference rate is effective;

(dd) "**Purchaser's Counsel**" means Burnet Duckworth Palmer LLP;

(ee) "**Purchaser's Financial Statements**" means the audited financial statements of the Purchaser for the year ended March 31, 2004 and the draft unaudited financial statements for the period ended December 31, 2004;

(ff) "**Purchaser GLJ Reserve Report**" means the reserve report effective December 31, 2004 prepared by GLJ on the petroleum and natural gas reserves of the Purchaser;

(gg) "**Purchaser Public Documents**" means all documents or information filed by or on behalf of Purchaser in compliance or intended compliance with Applicable Laws;

(hh) "**Right of First Refusal**" means a right of first refusal, preemptive right of purchase or similar right whereby a Third Party has the right to acquire or purchase a portion of the Assets as a consequence of Vendor having agreed to sell the Assets to Purchaser in accordance herewith;

(ii) "**Sale, Processing and Transportation Agreements**" means agreements for the sale of Petroleum Substances produced from the Lands or lands pooled or unitized therewith and agreements providing for the gathering, transportation, compression, processing, treatment or storage of Petroleum Substances produced from the Lands or lands pooled or unitized therewith, if any, set out in Schedule "C";

(jj) "**Seismic Data**" means seismic data owned by the Vendor, including surveyors' ground elevation records, shot point maps, drillers' logs, shooters' records, seismograph records, seismograph magnetic tapes, monitor records, field records and record sections, excluding maps and interpretations made therefrom;

(kk) "**Shares**" means 661,673 common shares in the capital of the Purchaser;

(ll) "**Specific Conveyances**" means all conveyances, assignments, transfers, novations and other documents or instruments that are reasonably required or desirable, in accordance with normal oil and gas industry practices, to convey, assign and transfer the Assets to Purchaser and to novate Purchaser into the Title and Operating Documents in the place and stead of Vendor with respect to the Assets;

(mm) "**Surface Rights**" means all rights to use or occupy the surface of lands (including, but not limited to, the Lands) which are used or held for use in connection with the Petroleum and Natural Gas Rights or the Tangibles, including rights to enter upon and occupy the surface of lands on which the Tangibles and the Wells are located and rights to use the surface of lands to gain access thereto;

(nn) "**Take or Pay Obligations**" means take or pay and similar obligations related to the Assets arising after the Effective Time as a result of payments made prior to the Effective Time by or on behalf of buyers of Petroleum Substances in lieu of or in satisfaction of their obligations to buy Petroleum Substances, including obligations to sell or deliver Petroleum Substances or any of them to a Third Party after the Effective Time without being entitled in due course to receive and retain full payment for such Petroleum Substances and obligations to repay such payments and\or interest thereon;

(oo) "**Tangibles**" means the interests of Vendor that are directly related to the Petroleum and Natural Gas Rights in all other tangible depreciable property and assets used or intended to be used in producing, processing, gathering, treating, storing, measuring or injecting Petroleum Substances or any of them from the Lands or lands pooled or unitized therewith or in connection with water injection or removal operations that pertain to the Petroleum and Natural Gas Rights, including, without limitation, all Wells, gas plants, oil batteries, production equipment, pipelines, pipeline connections, meters, dehydrators, motors, compressors, treaters, dehydrators, scrubbers, separators, pumps, tanks, boilers, inventory, and communication equipment;

(pp) "**Third Party**" means any partnership, corporation, trust, unincorporated organization, union, government, governmental department or agency, individual or any heir, executor, administrator or other legal representative of an individual other than a Party;

(qq) "**Title and Operating Documents**" means, to the extent directly related to the Petroleum and Natural Gas Rights or the Tangibles, (i) the Leases, (ii) assignments, trust declarations, operating agreements, royalty agreements, overriding royalty agreements, gross overriding agreements, participation agreements, farm-in agreements, sale and purchase agreements, pooling agreements, common stream agreements, easements, surface leases and pipeline crossing agreements, (iii)

Sale, Processing and Transportation Agreements; (iv) agreements for construction, ownership and operation of gas plants, gas gathering systems and other facilities, (v) permits, licenses and approvals and (vi) other agreements which relate to the Petroleum and Natural Gas Rights or the Tangibles or the ownership, operation or exploitation thereof;

(rr) **"TSX"** means the Toronto Stock Exchange;

(ss) **"Vendor's Counsel"** means Bennett Jones LLP, 4500 Bankers Hall East, 855 2nd Street S.W., Calgary, Alberta, T2P 4K7;

(tt) **"Vendor Financial Statements"** means the audited property financial statements of Vendor relating to the Assets for the three year period ended December 31, 2004 to be provided by Vendor, to the extent reasonably possible, within 30 days of Closing;

(uu) **"Vendor GLJ Reserve Report"** means the reserve report effective December 31, 2004 prepared by GLJ on the petroleum and natural gas reserves of the Vendor; and

(vv) **"Wells"** means all wells (including without limitation producing, shut-in, suspended, capped, abandoned, injection and disposal wells) located on the Lands or lands pooled or unitized therewith.

1.2 Article, Section and Schedule References

Except as otherwise expressly provided, a reference in this Agreement to an "Article", "section", "subsection", "paragraph" or "Schedule" is a reference to an Article, Section, subsection, paragraph or schedule of or to this Agreement.

1.3 Interpretation Not Affected by Headings

The headings in this Agreement are for convenience only and shall not affect the construction or interpretation of this Agreement.

1.4 Included Words

When the context reasonably permits, words suggesting the singular shall be construed as suggesting the plural and vice versa, and words suggesting one gender shall be construed as suggesting other genders.

1.5 Schedules

The following Schedules are attached to and form a part of this Agreement:

Schedule "A"	-	Land Schedule
Schedule "B"	-	Intentionally left blank
Schedule "C"	-	Sale, Processing and Transportation Agreements
Schedule "D"	-	Lawsuits and Claims
Schedule "E"	-	Authorizations for Expenditure
Schedule "F"	-	General Conveyance
Schedule "G"	-	Officer's Certificate of Vendor
Schedule "H"	-	Officer's Certificate of Purchaser

Wherever any term or condition, express or implied, of such Schedules conflicts or is at variance with any term or condition in the body of this Agreement, such term or condition in the body of this Agreement shall prevail.

1.6 Currency

All currency references herein shall refer to Canadian dollars.

1.7 Knowledge

Where in this Agreement a Party makes a representation or warranty on the basis of knowledge or awareness of such Party, such knowledge or awareness consists only of the actual knowledge or awareness of the officers of such Party without further inquiry.

ARTICLE 2
PURCHASE AND SALE

2.1 Purchase and Sale

Upon the terms and subject to the conditions of this Agreement, Purchaser hereby agrees to purchase the Assets from Vendor and Vendor hereby agrees to sell and convey the Assets to Purchaser on the Closing Date at and for a consideration (the "**Consideration**") of:

(a) $2,241,322 (the "**Cash Portion**") plus or minus, as the case may be, the adjustments provided for in Sections 2 and 4; and

(b) 661,673 common shares of the Purchaser (the "**Shares**"), which the Parties agree have an aggregate value of $2,710,544 (the "**Shares Value**").

The Cash Portion plus the Shares Value shall be collectively referred to as the "**Base Purchase Price**".

2.2 Holdback

An amount of $118,518 from the Cash Portion (the "**Holdback Amount**") shall be held back by Purchaser at Closing up to September 15, 2005 to cover any net adjustments in favor of Purchaser pursuant to Section 2 and Section 4. Upon the termination of such holdback period, Purchaser shall immediately pay to Vendor the Holdback Amount less any net adjustments mentioned above.

2.3 Interest on the Base Purchase Price

Interest calculated on a daily basis from and including the Effective Time to and including the Closing Date, equal to the result obtained by:

(a) multiplying a rate of interest equal to the Prime Rate in effect on the date hereof by the Cash Portion;

(b) multiplying the result in (a) by the number of days in such period; and

(c) dividing the result in (b) above by 365;

shall be paid by Purchaser to Vendor at Closing.

2.4 Income Tax Adjustment

At Closing, Purchaser shall pay to Vendor a deemed income tax adjustment amount equal to:

(a) the proceeds from the sale of production from the Assets for the Interim Period, minus all royalties and operating expenses related to the Assets for the Interim Period.

(b) multiplied by a factor of 0.30.

2.5 Closing Funds

On the Closing Date, Purchaser shall pay to Vendor an amount equal to the Cash Portion plus or minus, as the case may be, the adjustments provided for in Sections 2 and 4. In addition, on the Closing Date, Purchaser shall deliver to Vendor the Shares, duly issued in the name of Vendor.

2.6 Allocation of Base Purchase Price

Subject to the adjustments made pursuant to Article 4, the Base Purchase Price shall be allocated among the Assets as follows:

(a)	to Petroleum and Natural Gas Rights	$3,961,491
(b)	to Tangibles	$ 990,373
(c)	to Miscellaneous Interests	<u>$1</u>
	TOTAL	$4,951,865

2.7 Section 85 Tax Election

The Parties agree that the sale and transfer of the Assets hereunder shall be made pursuant to the provisions of section 85 of the *Income Tax Act* (Canada), and that the agreed amounts for the transfer of the Assets, for the purposes of section 85 of the Act, shall be determined by the Vendor in its sole discretion, provided such agreed amounts shall be within the limits provided in the Act. Each Party agrees to execute, deliver and file such documents, election forms and the like as may be necessary to effect the same. Each Party covenants not to dissolve (or liquidate substantially all of its assets) until such election forms and documents have been executed, delivered and filed.

2.8 GST

(a) The Consideration does not include GST.

(b) Purchaser and Vendor shall elect jointly pursuant to subsection 167 of the GST Legislation with respect to the Assets (excluding the Petroleum and Natural Gas Rights). Purchaser shall prepare and file the prescribed form within the time referred to in subsection 167 of the GST Legislation.

(c) If the election contemplated in subsection 2.8(b) is determined to be invalid then Purchaser shall pay, in a timely fashion, to the appropriate government authority any applicable GST and any interest or penalties thereon in respect of the Assets.

(d) If the amount of any GST paid by Purchaser pursuant to this Section 2.8 is subject to audit by the relevant government authority, and it is determined by that government authority that an

additional amount of tax or interest or penalties should be assessed, Purchaser shall be solely responsible for the payment of such additional amount.

(e) If, as a result of any adjustment made pursuant to Article 4, the amount of GST is increased or decreased, such increase or decrease shall be for the account of the Purchaser.

ARTICLE 3
CLOSING

3.1 Place of Closing

Unless otherwise agreed to in writing by the Parties, Closing shall take place at the Closing Time on the Closing Date at the offices of Vendor's Counsel.

3.2 Effective Time of Transfer

The transfer and assignment of the Assets from Vendor to Purchaser shall be effective as of the Effective Time. However, possession and title to the Assets shall not pass to Purchaser until Closing.

3.3 Deliveries at Closing

(a) At Closing, Vendor shall table the following:

(i) a certified copy of resolutions of the limited partners and general partner of Vendor authorizing the execution and delivery of this Agreement and the completion of the sale of the Assets and all other transactions herein;

(ii) an officer's certificate of the general partner of Vendor in the form of Schedule G confirming the matters referred to in Section 6.1;

(iii) the section 167 GST election;

(iv) the section 85 rollover elections; and

(v) such other items as may be specifically required hereunder.

In addition, Vendor will execute the General Conveyance tabled by Purchaser.

(b) At Closing, Purchaser shall table the following:

(i) a certified copy of resolutions of the board of directors of Purchaser authorizing the execution and delivery of this Agreement and the completion of the purchase of the Assets and all other transactions herein;

(ii) the General Conveyance fully executed by Purchaser;

(iii) the amounts payable at Closing on account of the Consideration in accordance with Sections 2 and 4;

(iv) an officer's certificate of Purchaser in the form of Schedule H confirming the matters referred to in Section 6.3;

(v) the share certificate or certificates representing the Shares issued in the name of Vendor; and

(vi) such other items as may be specifically required hereunder.

(c) The items tabled at Closing pursuant to subsections 3.3(a) and (b) shall be held in escrow until all of such items have been tabled, whereupon such escrow shall be terminated and the items described in subsection 3.3(a) shall be delivered to Purchaser and the items described in subsection 3.3(b) shall be delivered to Vendor and the Closing shall have occurred.

3.4 Delivery of Data

Vendor shall, as soon as is practicable after Closing, deliver to Purchaser original copies of the Data which they have in their possession, provided that if Vendor retains any interest in any property to which any of the Data relates, Vendor may retain a photocopy of such Data. If reasonably required by Vendor after Closing for the completion of tax returns or dealing with tax matters, Purchaser shall make original copies of Data available to Vendor.

3.5 Specific Conveyances

Vendor shall prepare the Specific Conveyances before Closing and circulate to Third Parties. Purchaser shall register all Specific Conveyances that require registration. Purchaser shall bear all costs incurred in registering any Specific Conveyances and registering any further assurances required to convey the Assets to it. Purchaser shall register all such Specific Conveyances promptly after Closing.

ARTICLE 4
ADJUSTMENTS

4.1 *Costs and Revenues to be Apportioned*

(a) Except as otherwise provided in this Article 4 and subject to all other provisions of this Agreement, the Parties will adjust and apportion expenditures and revenues of every kind and nature incurred, payable or paid in respect of the operation of the Assets including operating, maintenance, development and capital costs, proceeds from the sale of Petroleum Substances, royalties, property taxes, gas cost allowance (or similar allowances), prepayments and deposits, duties, taxes and assessments (other than income taxes), as at the Effective Time.

(b) The Vendor is entitled to the revenues and benefits from the ownership and operation of the Assets accrued prior to the Effective Time and is responsible for and will pay for the expenditures pertaining to the ownership, operation and development of the Assets incurred prior to the Effective Time.

(c) The Purchaser is entitled to the revenues and benefits from the ownership and operation of the Assets accrued from and after the Effective Time and is responsible for and will pay for the expenditures pertaining to the ownership, operation and development of the Assets incurred from and after the Effective Time.

(d) all statements prepared under this Article 4 will be prepared as contemplated herein and in accordance with generally accepted accounting principles applying the accrual method.

(e) Two Business Days prior to the Closing Date, the Vendor shall deliver to the Purchaser a written interim statement of adjustments under this Agreement and the Vendor will make available to representatives of the Purchaser all information necessary for the Purchaser to confirm the calculations in the statement. The Parties will cooperate in settling the adjustments and payment to be made on an interim basis and the amount so agreed will be employed for the purposes of the Closing and completion of the transactions contemplated by this Agreement. For the purposes of the interim statement of adjustments, there shall be an accrual of net operating revenue from the Assets.

(f) By September 15, 2005, the Parties will have cooperated and prepared a final statement of all adjustments and payments to be made pursuant to this Agreement. Upon agreement as to all adjustments and payments to be made, the net amount will be remitted by the Party who in the net result is obliged to make payment and in the event Purchaser is entitled to an adjustment in its favour, such amount shall be set-off from any amount paid to Vendor under Section 2.2. No further adjustment shall be permitted or effected after September 15, 2005, subject to 4.1(h) and (i).

(g) Notwithstanding the preceding subclause, each Party will have the right, following the Closing Date until September 15, 2005, to examine, copy and audit the records of the other Parties relative to the Assets for the purpose of effecting or verifying adjustments required under this Article. The auditing Party will, upon reasonable notice, conduct that audit at its sole expense during normal business hours at the offices of the audited Party or at such other premises where those records are maintained. Any claims of discrepancies disclosed by that audit will be made in writing to the audited Party as soon as reasonably practicable. That Party will respond in writing to any such claims as soon as reasonably practicable. The Parties will use good faith efforts to resolve any outstanding claims of discrepancies by September 15, 2005.

(h) If the Parties cannot resolve any outstanding claims of discrepancies by September 15, 2005 pursuant to section 4.1(g), the matter may be referred to binding arbitration by either Party under the provisions of the *Arbitration Act* (Alberta) provided notice of such claim must be given by the claiming Party to the other Party on or before September 15, 2005. Nothing in this section 4.1 shall be construed as permitting an adjustment resulting from a re-assessment of the value of the Assets. No net adjustment(s) for the benefit of Purchaser shall exceed in the aggregate the Holdback Amount, and the Vendor shall have no liability pursuant to this section 4.1 in excess of the Holdback Amount.

(i) Notwithstanding section 4.1(f), the Parties acknowledge that any net benefits to Vendor resulting from all joint venture and other audits commenced by Vendor or its agents before September 15, 2005 respecting periods prior to the Effective Time shall be credited to Vendor (and paid in conjunction with the remittance of any funds pursuant to Section 2.2) if such benefits have either been received by Purchaser on behalf of Vendor prior to September 15, 2005, or the payor of such amount has confirmed in writing to each of Vendor and Purchaser by September 15, 2005 that the amount is owing and that it will be paid to Purchaser as soon as reasonably practicable.

(j) All payments made after the Effective Time are to be paid within fifteen (15) days after the amount is determined and, if not paid within the fifteen (15) days, will thereafter bear interest until paid at a rate of interest equal to the Prime Rate plus one (1%) percent compounded annually.

(k) All freehold mineral taxes, surface and mineral lease rentals and any similar payments made by the Vendor to preserve any of the Leases or any Surface Rights shall be apportioned between the Vendor and the Purchaser as at the Effective Time.

ARTICLE 5
CONDITIONS OF CLOSING

5.1 Purchaser's Conditions

The obligation of Purchaser to purchase the Assets pursuant hereto is subject to the satisfaction at or prior to the Closing Date of the following conditions, which are for the exclusive benefit of Purchaser and may be waived by Purchaser:

(a) **Representations:** the representations and warranties made by Vendor in Section 6.1 hereof shall be true as of the Closing Date as if made on and as of such date (except for representations and warranties which refer to another date, which shall be true as of that date) and Vendor shall have provided to Purchaser a certificate of the general partner of Vendor certifying as to such matters on the Closing Date and Purchaser shall have no knowledge to the contrary;

(b) **Opinion:** Vendor shall have provided Purchaser with opinions of Vendor's Counsel satisfactory to Purchaser's Counsel, acting reasonably, dated the Closing Date and addressed to Purchaser and Purchaser's Counsel, to the effect that:

(i) Vendor is duly formed and validly existing as a limited partnership under the laws of the Province of Alberta and Vendor has full power and authority to enter into this Agreement and perform its obligations hereunder;

(ii) All necessary proceedings of Vendor have been taken to fully, validly and effectively authorize this Agreement and the transactions contemplated herein, the performance by Vendor of its obligations hereunder, and the execution and delivery by Vendor of this Agreement and all documents delivered pursuant hereto;

(iii) the execution and delivery by Vendor of this Agreement and all documents delivered pursuant hereto, the performance by Vendor of its obligations hereunder and thereunder and the consummation of the transactions contemplated herein and therein will not result in the breach of or violate any term or provision of the partnership agreement which governs Vendor; and

(iv) this Agreement has been, and the documents delivered pursuant hereto will be, duly executed and delivered by Vendor, as the case may be, and this Agreement is, and such other documents will be, valid and binding on Vendor and enforceable in accordance with their respective terms (subject to qualifications regarding the availability of equitable remedies and the general limitations in the enforcement of creditors' rights);

In giving such opinion, Vendor's Counsel may rely, in respect of matters governed by the laws of any jurisdiction other than the Province of Alberta or the laws of Canada applicable therein, upon the opinion of local counsel in such jurisdiction provided that Vendor's Counsel is of the opinion that the opinion of such local counsel is one upon which Vendor's Counsel may properly rely and, in respect of matters of fact, upon certificates of the general partner of Vendor or any other appropriate persons acceptable to Purchaser's Counsel;

(c) **No Material Change:** there shall have been no material adverse change, financial or otherwise, in the assets, liabilities, business, operations, prospects, affairs, capital or financial condition of Vendor from that disclosed in the Vendor's GLJ Reserve Report or any occurrences or circumstances which have resulted or might reasonably be expected to result in a material adverse change thereto (other than a change due to changes in general economic conditions (including commodity prices) applicable to corporations conducting business similar to that of Vendor) except as have been previously disclosed to Purchaser prior to the date hereof;

(d) **Obligations:** all obligations of Vendor contained in this Agreement to be performed prior to or at Closing shall have been timely performed in all material respects;

(e) **No Actions:** no action or proceeding shall have been instituted or threatened by anyone before any court or governmental agency to obtain damages in respect of this Agreement or to restrain or prohibit the consummation of the transactions contemplated herein; and

(f) **Deliveries:** all documents to be delivered by Vendor to Purchaser at Closing pursuant hereto shall have been delivered by Vendor to Purchaser at the time and in the form stipulated in this Agreement.

If any of the foregoing conditions has not been complied with or waived by Purchaser at or before the Closing Date, Purchaser may, in addition to any other remedies which it may have available to it, terminate its obligations to purchase the Assets by written notice to Vendor specifying what conditions have not been satisfied.

5.2 Vendor's Conditions

The obligation of Vendor to sell the Assets pursuant hereto is subject to the satisfaction at or prior to the Closing Date of the following conditions, which are for the exclusive benefit of Vendor and may be waived by Vendor:

(a) **Representations:** The representations and warranties made by Purchaser in Section 6.3 of this Agreement shall be true as of the Closing Date as if made on and as of such date (except for representations and warranties which refer to another date, which shall be true as of that date), Purchaser shall have provided to Vendor a certificate of two officers of Purchaser certifying as to such matters on the Closing Date and Purchaser shall have no actual knowledge to the contrary;

(b) **Opinion:** Purchaser shall have provided Vendor with opinions of Purchaser's Counsel satisfactory to Vendor, acting reasonably, dated the Closing Date and addressed to Vendor and Vendor's Counsel relating to the following matters:

(i) Purchaser is a corporation duly continued and validly existing under the laws of the Province of Alberta and has full power and authority to enter into this Agreement and perform its obligations hereunder;

(ii) all necessary corporate proceedings of Purchaser have been taken to fully, validly and effectively authorize this Agreement and the transactions contemplated herein, the performance by Purchaser of its obligations hereunder, and the execution an delivery by Purchaser of this Agreement and all documents delivered pursuant hereto;

(iii) the execution and delivery by Purchaser of this Agreement and all documents delivered pursuant hereto, the performance by Purchaser of its obligations hereunder and

thereunder and the consummation of the transactions contemplated herein and therein will not result in the breach of or violate any term or provision of the articles or by-laws of Purchaser;

(iv) this Agreement has been, and the documents delivered pursuant hereto will be, duly executed and delivered by Purchaser and this Agreement is, and such other documents will be, valid and binding on Purchaser and enforceable in accordance with their terms (subject to qualifications regarding the availability of equitable remedies and the general limitations on the enforcement of creditors' rights);

(v) the Shares issued pursuant to this Agreement have been conditionally allotted and will, when issued, be duly and validly issued as fully paid and non-assessable common shares of the Purchaser and such Shares have been conditionally approved for listing on the TSX subject to satisfaction of the conditions prescribed by such exchange;

(vi) the registration and prospectus exemption for the issuance of Shares; and

(vii) as to the authorized and issued capital of Purchaser immediately prior to the Closing Date.

In giving such opinion, Purchaser's Counsel may rely, in respect of matters governed by the laws of any jurisdiction other than the Province of Alberta or the laws of Canada applicable therein, upon the opinion of local counsel in such jurisdiction provided that Purchaser's Counsel is of the opinion that the opinion of such local counsel is one upon which Purchaser's Counsel may properly rely and, in respect of matters of fact, upon certificates of senior officers of Purchaser or any other appropriate persons acceptable to Vendor's Counsel;

(c) **No Material Change:** there shall have been no material adverse change, financial or otherwise, in the assets, liabilities, business, operations, prospects, affairs, capital or financial condition of Purchaser from that disclosed in the Purchaser's Financial Statements or any occurrences or circumstances which have resulted or might reasonably be expected to result in a material adverse change thereto (other than a change due to changes in general economic conditions (including commodity prices) applicable to corporations conducting business similar to that of Purchaser) except as disclosed in the Purchaser Public Documents prior to the date hereof or except as have been previously disclosed to Vendor prior to the date hereof;

(d) **Obligations:** all obligations of Purchaser contained in this Agreement to be performed prior to or at Closing shall have been timely performed in all material respects; and

(e) **Payment and Deliveries:** all amounts to be paid or documents to be delivered by Purchaser to Vendor at Closing pursuant hereto shall have been paid or delivered, as the case may be, to Vendor by Purchaser at the time and in the form stipulated in this Agreement.

If any of the foregoing conditions precedent has not been complied with, or waived by Vendor at or before the Closing Date, Vendor may, in addition to any other remedies which it may have available to them, terminate its obligations to sell the Assets to Purchaser by written notice from Vendor to Purchaser specifying what conditions have not been satisfied.

5.3 Mutual Closing Conditions

The obligations of Purchaser and Vendor to complete the transactions contemplated herein are subject to fulfillment of the following conditions precedent on or before the Closing Date or such other time as is specified below:

(a) **Concurrent Closing:** The other three asset transactions between Optimum limited partnerships and Purchaser and the sales of the shares of 1143734 Alberta Ltd. to Purchaser shall have closed concurrently with this transaction;

(b) **Unitholders Approval:** A special resolution shall have been passed by Vendor's unitholders, on or before the Closing Date, in form and substance satisfactory to Purchaser, acting reasonably, duly approving this Agreement;

(c) **No Action:** There shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

(i) makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the transactions contemplated by this Agreement or any other transactions contemplated herein; or

(ii) results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein; and

(d) **Consents:** Vendor and Purchaser shall have obtained all consents, approvals and authorizations (including, without limitation, all stock exchange, securities commission and other regulatory approvals) required or necessary in connection with the transactions contemplated herein on terms and conditions reasonably satisfactory to Vendor and Purchaser.

The foregoing conditions are for the mutual benefit of Purchaser and Vendor and may be waived, in whole or in part, by Purchaser and Vendor together, at any time. If any of the said conditions precedent shall not be complied with or waived as aforesaid on or before the date required for the performance thereof, Purchaser and Vendor may, in addition to the other remedies it may have at law or in equity, rescind and terminate this Agreement by written notice to the other Party.

5.4 Efforts to Fulfill Conditions Precedent

Each Party shall proceed diligently and in good faith and use all reasonable efforts to satisfy the conditions precedent which are for its benefit or the mutual benefits of the Parties, and assist in the satisfaction of the conditions precedent which are for the benefit of the other Party, such that all such conditions precedent can be fulfilled and satisfied as soon as practicable.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES

6.1 Representations and Warranties of Vendor

The Vendor represents and warrants to Purchaser that:

(a) **Standing:** the Vendor is a limited partnership duly organized or formed and validly existing under the laws of Alberta, is authorized to carry on business in all jurisdictions in which the Assets are located, and now has all the requisite power and authority to sell, assign, transfer and convey the Assets to Purchaser in accordance with this Agreement;

(b) **No Conflicts:** the consummation of the transactions contemplated herein will not violate, nor be in conflict with, any of the constating documents, by-laws, agreements or other governing documents of the Vendor or any judgment, decree, order, law, statute, rule or regulation applicable to Vendor;

(c) **Execution of Documents:** this Agreement has been duly executed and delivered by the Vendor and all other documents (including the General Conveyance and the Specific Conveyances) executed and delivered by Vendor pursuant hereto will be duly executed and delivered by the Vendor, and this Agreement does, and such documents will, constitute legal, valid and binding obligations of the Vendor enforceable in accordance with their respective terms, subject to bankruptcy, insolvency, preference, reorganization, moratorium and other similar laws affecting creditors' rights generally and the discretion of courts with respect to equitable or discretionary remedies and defences;

(d) **Finders' Fees:** the Vendor has not incurred any obligation or liability, contingent or otherwise, for brokers' or finders' fees in respect of this transaction for which Purchaser shall have any obligation or liability;

(e) **No Authorizations:** no authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body exercising jurisdiction over the Assets or Vendor is required for the due execution, delivery and performance by Vendor of this Agreement, other than authorizations, approvals or exemptions previously obtained and currently in force;

(f) **Title:** except for the Permitted Encumbrances, the Assets are free and clear of all liens, mortgages, royalties, encumbrances and adverse claims created by, through or under Vendor; and, except as expressly set forth elsewhere in this Agreement, Vendor does not otherwise make any representation, warranty or covenant as to title to or the encumbrances or burdens affecting the Assets;

(g) **No Lawsuits or Claims:** Except as set forth in Schedule D, Vendor has not received notice of any actions, suits, proceedings or claims with respect to, or in any manner making a claim adverse to the ownership of the Assets or affecting the use or operation of the Assets, which if determined against Vendor would, individually or in the aggregate, have a material adverse effect on the Assets or any of them;

(h) **Rights of First Refusal:** The sale of the Assets pursuant hereto is not subject to any Rights of First Refusal created by, through or under Vendor, and the sale of the Assets by Vendor shall represent a sale of all or substantially all of Vendor's petroleum and natural gas rights in the province where the Assets are situated;

(i) **Sale, Processing and Transportation Agreements:** except as set forth in Schedule "C", Vendor is not a party to or bound by any Sale, Processing and Transportation Agreements which cannot be terminated without penalty on notice from Vendor of 60 days or fewer;

(j) **Take or Pay:** there are no Take or Pay Obligations related to the Assets;

(k) **No Default:** Vendor is not in default under and, to Vendor's knowledge, no condition exists that with notice or lapse of time or both would constitute a default under:

(i) any loan agreement, evidence of indebtedness, or instrument granting a security interest to which Vendor is a party and by which the Assets are bound; or

(ii) any judgment, order or injunction of any court, arbitrator or governmental entity;

which default or potential default would, either singly or in the aggregate, reasonably be expected to have a material adverse effect on the Assets or rights derived therefrom;

(l) **Operations:** Except to the extent that would not have a material adverse effect:

(i) where Vendor or any of its Affiliates was the operator, all Operations related to the Assets have been conducted in compliance with laws and regulations; and

(ii) where Vendor or any of its Affiliates was not the operator, to the knowledge of Vendor, all Operations related to the Assets have been conducted in compliance with laws and regulations;

except to the extent cured or rectified prior to the date hereof;

(m) **Production Allowables:** To Vendor's knowledge:

(i) none of the Wells has been produced in excess of applicable production allowables imposed by any law or regulations except to the extent that has been resolved through production penalties that are no longer applicable; and

(ii) Vendor has no knowledge of any impending change in production allowables imposed by applicable law or any governmental regulatory agency that may be applicable to any of the Wells, other than changes of general application;

(n) **Compliance with Law:** To Vendor's knowledge, Vendor and each of its subsidiaries and partnerships (if any) has complied with and is in compliance with all laws or regulations applicable to the operation of its business, including all Applicable Laws, except where failure to do so would not have a material adverse effect on the Assets, and Vendor has all licenses, permits, orders or approvals of, and has made all required registrations with, any government or regulatory body that are material to the Assets;

(o) **Outstanding AFEs:** Except as set forth in Schedule E, there are no outstanding authorizations for expenditure pertaining to any Assets or any other commitments, approvals or authorizations pursuant to which an expenditure may be required to be made in respect of the Assets after the Effective Time for which the share attributable to the Aggregate Assets exceeds $50,000;

(p) **ARTC:** The Assets are not restricted properties for the purpose of Alberta Royalty Tax Credit eligibility;

(q) **Obligations to ELM:** At Closing, Vendor shall have no obligations owing to ELM Energy Management Ltd. for which Purchaser might be responsible;

(r) **Royalties Paid:** To Vendor's knowledge, all royalties and rentals payable under the Title and Operating Documents and all *ad valorem*, property, production, severance and similar taxes and assessments based upon or measured by the ownership of its Assets or the production of Petroleum Substances from the Lands or the receipt of proceeds therefrom have been properly paid in full and in a timely manner;

(s) **Permits and Licences:**

(i) Vendor or the relevant operator has obtained all licences, permits, approvals and authorizations relating to the ownership, use or operation of the Assets that are required under applicable law in order for Vendor to own the Assets and for the use and operation of the Assets;

(ii) Vendor has not received any notice of default under or non-compliance with the terms of any such licence, permit, approval or authorization; and

(iii) all such licences, permits, approvals and authorizations are in good standing;

except in all cases, where a contrary fact or circumstance would not have a material adverse effect;

(t) **Tax Residence:** Vendor is not a non-resident of Canada within the meaning of Section 116 of the *Income Tax Act* R.S.C. 1985, c. 1 (5th Supplement) as amended;

(u) **Financial Statements:** the Vendor Financial Statements will be prepared, to the extent reasonably possible by third party auditors, within 30 days after Closing in accordance with generally accepted accounting principles applicable in Canada applied on a basis consistent with that of prior periods (except as stated therein) and present fairly the results of operations for the Assets for the then periods ended;

(v) **Information Provided to GLJ:** Vendor has made available to GLJ prior to the issuance of the Vendor GLJ Reserve Report, all information material to an adequate determination of oil and gas reserves, none of such information contained a material misrepresentation and (other than as may be affected by the disposition of petroleum and natural gas assets in the ordinary course) Vendor has no knowledge of any material adverse change to the oil and gas reserves of Vendor since the effective date of the Vendor GLJ Reserve Report;

(w) **Information:** Vendor has not, prior to the date of this Agreement, intentionally withheld any material information and data in Vendor's possession or control that pertains to the Assets or rights derived therefrom;

(x) **Qualification:** Vendor is duly qualified to carry on business in each jurisdiction in which the nature of its business or the Assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified will not have a material adverse effect on the Assets, taken as a whole;

(y) **Conduct of Business:** Vendor and each of its subsidiaries and partnerships has conducted and is conducting its business in accordance with good oilfield practices and in compliance in all material respects with all Applicable Laws, rules and regulations and, in particular, all applicable licensing and environmental legislation, regulations or by-laws or other lawful requirements of any governmental or regulatory bodies applicable to Vendor and each of its subsidiaries and

partnerships of each jurisdiction in which it carries on business and holds all licenses, registrations and qualifications material to its business and assets in all jurisdictions in which it carries on business and where the failure to so conduct business or being such compliance would have a material adverse effect on the business of Vendor, taken as a whole, which are necessary or desirable to carry on the business of Vendor and its subsidiaries and partnerships, as now conducted, and none of such licenses, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or is likely to have any material adverse effect, financial or otherwise, on the business of Vendor, taken as a whole; and

(z) **Title:** Vendor is not aware of any defects, failures or impairments in the title of Vendor and each of its subsidiaries and partnerships to its oil and gas properties or facilities whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by any third party, which in aggregate could have a material adverse effect, financial or otherwise, on the business of Vendor.

6.2 Negation of Other Representations

Neither Party makes any representations or warranties (whether in contract or in tort) except as expressly set forth in this Section 6.1 and Section 6.3 and, in particular, and without limitation, each Party hereby expressly negates any representations or warranties with respect to:

(a) any data or information supplied by a Party to the other or its representatives;

(b) the quality, quantity or recoverability of Petroleum Substances within or under the Lands or any lands pooled or unitized therewith;

(c) the value of the Assets or the future cash flow therefrom; or

(d) the quality, condition, fitness or merchantability of any tangible depreciable equipment or property, interests in which are comprised in the Assets.

Except as expressly set forth in this Section 6.1 and Section 6.3, each Party acknowledges and confirms that it has not relied on any data, information or advice from the other Party with respect to any or all of the matters specifically enumerated in this section 6.2 in connection with the transaction pursuant hereto, and each Party confirms that it has not relied on any covenants, representations or warranties outside this Agreement.

6.3 Representations and Warranties of Purchaser

Purchaser represents and warrants to Vendor, that:

(a) **Standing:** Purchaser is a corporation, duly continued and validly existing under the laws of Alberta, and now has the requisite corporate power and authority to purchase and pay for the Assets in accordance with this Agreement;

(b) **No Conflicts:** the consummation of the transactions contemplated by this Agreement will not violate, nor be in conflict with, the constating documents, by-laws or governing documents of Purchaser or any judgment, decree, order, law, statute, rule or regulation applicable to Purchaser;

(c) **Execution of Documents:** this Agreement has been duly executed and delivered by Purchaser and all other documents (including the General Conveyance and the Specific Conveyances)

executed and delivered by Purchaser pursuant hereto will be duly executed and delivered by Purchaser, and this Agreement does, and such documents will, constitute legal, valid and binding obligations of Purchaser enforceable in accordance with their respective terms, subject to bankruptcy, insolvency, preference, reorganization, moratorium and other similar laws affecting creditors' rights generally and the discretion of the courts with respect to equitable or discretionary remedies and defenses;

(d) **Finders' Fees:** Purchaser has not incurred any obligations or liability, contingent or otherwise, for brokers' or finders' fees in respect of this transaction for which Vendor shall have any obligation or liability;

(e) **Purchase Price:** Purchaser either now has or will have at Closing all money that Purchaser will need to pay to Vendor upon Closing or Purchaser has a contractual right to receive all money that Purchaser will need to pay to Vendor and such money will be available to Purchaser for payment to Vendor at Closing;

(f) **No Authorizations:** No authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body exercising jurisdiction over the Assets or Purchaser is required for the due execution, delivery and performance by Purchaser of this Agreement, other than authorizations, approvals or exemptions previously obtained and currently in force;

(g) **Authorized and Issued Shares:** the Shares issued to Vendor pursuant hereto shall be duly and validly issued and be fully paid and non-assessable common shares in the share capital of Purchaser;

(h) **Residency:** Purchaser is a Canadian for the purposes of the *Investment Canada Act*, R.S.C. 1985, c. 28 (1st Supp.);

(i) **Business of Purchaser:** Purchaser has all requisite power and authority to carry on its business;

(j) **No Encumbrances:** The Shares at Closing will be validly issued by Purchaser to Vendor in accordance with the by laws and articles of Purchaser, will be fully paid and non assessable and Vendor shall have good and marketable title thereto, free of any liens, pledges, voting trusts, proxies, adverse claims and other encumbrances;

(k) **Tax Pools:** the tax pool information of Purchaser provided by Purchaser's Counsel to Vendor's Counsel by courier on February 18, 2005 is true and correct in all material respects

(l) **Information:** Purchaser has not, prior to the date of this Agreement, intentionally withheld any material information and data in Purchaser's possession or control that pertains to the Shares or rights derived therefrom;

(m) **Operations:** Except to the extent that would not have a material adverse effect:

(i) where Purchaser or any of its Affiliates was the operator, all operations related to its oil and gas assets have been conducted in compliance with laws and regulations; and

(ii) where Purchaser or any of its Affiliates was not the operator, to the knowledge of Purchaser, all operations related to its oil and gas assets have been conducted in compliance with laws and regulations;

except to the extent cured or rectified prior to the date hereof;

(n) **No Lawsuits or Claims:** Purchaser has not received notice of any actions, suits, proceedings or claims with respect to its assets or shares, which if determined against Purchaser would, individually or in the aggregate, have a material adverse effect on the Shares and rights derived therefrom;

(o) **No Default:** Purchaser is not in default under and, to Purchaser's knowledge, no condition exists that with notice or lapse of time or both would constitute a default under:

(i) any loan agreement, evidence of indebtedness, or instrument granting a security interest to which Purchaser is a party or by which Purchaser or any of its assets are bound; or

(ii) any judgment, order or injunction of any court, arbitrator or governmental entity;

which default or potential default would, either singly or in the aggregate, reasonably be expected to have a material adverse effect on the Shares or rights derived therefrom;

(p) **Qualification:** Purchaser is duly qualified to carry on business in each jurisdiction in which the nature of its business or the property or assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified will not have a material adverse effect on the business, assets, properties, condition (financial or otherwise), results of operations or prospects of the Purchaser, taken as a whole;

(q) **Compliance with Law:** To Purchaser's knowledge, Purchaser and each of its subsidiaries and partnerships has complied with and is in compliance with all laws or regulations applicable to the operation of its business, including all Applicable Laws, except where failure to do so would not have a material adverse effect on the business, assets, properties, condition (financial or otherwise), results of operations or prospects of Purchaser, taken as a whole, and Purchaser and each of its subsidiaries and partnerships has all licenses, permits, orders or approvals of, and has made all required registrations with, any government or regulatory body that are material to the conduct of its business;

(r) **Authorized Capital:** the authorized capital of Purchaser consists of unlimited number of common shares and 300,000,000 preference shares of which as at the date hereof, only 9,259,453 common shares are issued and outstanding, all of which are issued as fully paid and non-assessable;

(s) **Options and Similar Rights:** no person has any agreement, option, right or privilege (including, without limitation, whether by law, pre-emptive right, contract or otherwise) to purchase, subscribe for, convert into, exchange for or otherwise require the issuance of, nor any agreement, option, right or privilege capable of becoming any such agreement, option, right or privilege, any of the unissued shares or other securities of Purchaser except as disclosed by Purchaser to Vendor in an email dated February 18, 2005;

(t) **Minute Books:** the minute books of Purchaser are true and correct in all material respects and contain the minutes of all meetings and all resolutions of the directors and shareholders thereof;

(u) **Financial Statements:** the Purchaser Financial Statements have been prepared in accordance with generally accepted accounting principles applicable in Canada applied on a basis consistent with that of prior periods (except as stated therein) and present fairly the financial position of

Purchaser as of the dates provided therein and the results of its operations and the changes in financial position for the periods then ended and reflect all assets, liabilities and obligations (absolute, accrued, contingent or otherwise) of Purchaser as at the dates thereof;

(v) **Securities Orders:** no securities commission or similar regulatory authority has issued any order preventing or suspending trading of any securities of Purchaser, and Purchaser is not in default of any requirement of Applicable Laws;

(w) **Public Documents:** the information and statements set forth in the Purchaser Public Documents were true, correct and complete and did not contain any material misrepresentations, as of their respective dates, no material change has occurred in relation to Purchaser which is not disclosed in such public record, and Purchaser has not filed any confidential material change reports which continue to be confidential;

(x) **No Changes:** since December 31, 2004, Purchaser has:

(i) not amended its articles, by-laws or other governing documents;

(ii) not disposed of any property or assets out of the ordinary course of business;

(iii) conducted its business in all material respects in the usual, ordinary and regular course and consistent with past practice;

(iv) not suffered any material adverse change, financial or otherwise, in its business, financial condition, assets, properties, liabilities or operations (taken as a whole) or any occurrences or circumstances which have resulted or might reasonably be expected to result in a material adverse change thereto (other than changes attributable to fluctuations in the prices of commodities); and

(v) not made any change in its accounting principles and practices as theretofore applied including, without limitation, the basis upon which its assets and liabilities are recorded on its books and its earnings and profits and losses are ascertained;

(y) **Conduct of Business:** Purchaser and each of its subsidiaries and partnerships has conducted and is conducting its business in accordance with good oilfield practices and in compliance in all material respects with all Applicable Laws, rules and regulations and, in particular, all applicable licensing and environmental legislation, regulations or by-laws or other lawful requirements of any governmental or regulatory bodies applicable to Purchaser and each of its subsidiaries and partnerships of each jurisdiction in which it carries on business and holds all licenses, registrations and qualifications material to its business and assets in all jurisdictions in which it carries on business and where the failure to so conduct business or being such compliance would have a material adverse effect on the business of Purchaser, taken as a whole, which are necessary or desirable to carry on the business of Purchaser and its subsidiaries and partnerships, as now conducted, and none of such licenses, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or is likely to have any material adverse effect, financial or otherwise, on the business of Purchaser, taken as a whole;

(z) **Information Provided to GLJ:** Purchaser has made available to GLJ, prior to the issuance of the Purchaser GLJ Reserve Report, all information material to an adequate determination of oil and gas reserves, none of such information contained a material misrepresentation and (other than as may be affected by the disposition of petroleum and natural gas assets in the ordinary course)

Purchaser has no knowledge of any material adverse change to the oil and gas reserves of Purchaser since the effective date of the Purchaser GLJ Reserve Report;

(aa) **Title:** Purchaser is not aware of any defects, failures or impairments in the title of Purchaser and each of its subsidiaries and partners to its oil and gas properties or facilities whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by any third party, which in aggregate could have a material adverse effect, financial or otherwise, on the business of Purchaser;

(bb) **Taxes:** except as disclosed in writing to Vendor, Purchaser (and each of its subsidiaries if the impact is material) has duly and timely filed, in proper form, returns in respect of taxes under the *Income Tax Act*, the *Alberta Corporate Tax Act* (Alberta), the income tax legislation of any other province of Canada or any foreign country in which it carries on business or to the jurisdiction of which it is otherwise subject, the *Mines and Minerals Tax Act* (Alberta), the *Freehold Mineral Rights Tax Act* (Alberta) and similar legislation of other provinces having jurisdiction over the affairs of Purchaser and each of its subsidiaries, and the *Excise Tax Act* (Canada) for all prior periods in respect of which such filings have heretofore been required, and all taxes shown thereon and all taxes owing with respect to periods ending on or prior to December 31, 2004 have been paid or accrued on the books of Purchaser calculated in accordance with Canadian generally acceptable accounting principles and all payments by Purchaser and each of its subsidiaries to any non-resident of Canada have been made in accordance with all applicable legislation in respect of withholding tax; Purchaser and each of its subsidiaries has withheld from each payment made to any of its officers, directors, former directors and employees the amount of all taxes (including, without limitation, income tax) and other deductions required to be withheld therefrom and has paid the same to the proper tax or other authority within the time required under any applicable tax legislation; Purchaser and each of its subsidiaries has made all installment payments required to be made prior to the date hereof under all applicable tax legislation; and Purchaser and each of its subsidiaries has paid all taxes which are due and payable as at the date hereof;

(cc) **Permits and Licences:** To Purchaser's knowledge:

(i) Purchaser or the relevant operator has obtained all licences, permits, approvals and authorizations relating to the ownership, use or operation of its assets that are required under applicable law in order for Purchaser to own its assets and for the use and operation of its assets;

(ii) Purchaser has not received any notice of default under or non-compliance with the terms of any such licence, permit, approval or authorization; and

(iii) all such licences, permits, approvals and authorizations are in good standing;

except in all cases, where a contrary fact or circumstance would not have a material adverse effect; and

(dd) **Reporting Issuer:** Purchaser is a "reporting issuer" or has equivalent status in each of the provinces of British Columbia, Alberta, Saskatchewan, Ontario, Quebec and Nova Scotia, and its common shares are listed on the TSX, and Purchaser has not been notified of any default or alleged default by Purchaser of any requirement of securities and corporate laws, regulations, orders, notices and policies which remains outstanding.

6.4 Limitation

No claim under this Article 6 shall be made or be enforceable by a Party unless written notice of such claim, with reasonable particulars, is given by such Party to the Party against whom the claim is made within a period of twelve (12) months from the Closing Date. No claim shall be made by a Party in respect of the representations and warranties made by the other Party in this Agreement except pursuant to this Article 6 or Sections 7.4 and 7.5.

ARTICLE 7
INDEMNITIES

7.1 General Indemnity

Purchaser shall be liable to Vendor for and shall, in addition, indemnify Vendor from and against all Losses and Liabilities suffered, sustained, paid or incurred by Vendor which arise out of any matter or thing occurring or arising from and after the Effective Time and which relates to the Assets, provided that Purchaser shall not be liable to Vendor under this section 7.1 in respect of Losses and Liabilities that are directly related to a breach of Vendor's representations and warranties under section 6.1 that has been notified by Purchaser to Vendor within a period of twelve (12) months from the Closing Date.

7.2 Abandonment and Reclamation

Purchaser shall be responsible for the timely performance of all Abandonment and Reclamation Obligations pertaining to the Assets. Purchaser shall be liable to Vendor for and shall, in addition, indemnify Vendor from and against all Losses and Liabilities suffered, sustained, paid or incurred by Vendor should Purchaser fail to perform such Abandonment and Reclamation Obligations.

7.3 Environmental Matters

Purchaser shall be liable to Vendor for and shall, in addition, indemnify Vendor from and against all Losses and Liabilities suffered, sustained, paid or incurred by Vendor which pertain to Environmental Liabilities pertaining to or caused by the Assets or operations thereon or related thereto, however and by whomsoever caused, and whether such Environmental Liabilities occur or arise in whole or in part prior to, at or subsequent to the Effective Time. Purchaser shall not be entitled to exercise and hereby waives any rights or remedies Purchaser may now or in the future have against Vendor in respect of such Environmental Liabilities, whether such rights and remedies are pursuant to the common law or statute or otherwise, including without limitation, the right to name Vendor as a third party to any action commenced by any Third Party against Purchaser.

7.4 Vendor's Indemnities for Representations and Warranties

Vendor shall be liable to Purchaser for and shall, in addition, indemnify Purchaser from and against, Losses and Liabilities suffered, sustained, paid or incurred by Purchaser because of any of the representations and warranties contained in Section 6.1 being inaccurate or untruthful, provided that written notice of such claim, with reasonable particulars, is given by Purchaser to Vendor within a period of twelve (12) months from the Closing Date.

7.5 Purchaser's Indemnities for Representations and Warranties

Purchaser shall be liable to Vendor for and shall, in addition, indemnify Vendor from and against, Losses and Liabilities suffered, sustained, paid or incurred by Vendor because of any of the representations and warranties contained in Section 6.3 being inaccurate or untruthful, provided that written notice of such claim, with reasonable particulars, is given by Vendor to Purchaser within a period of twelve (12) months from the Closing Date.

7.6 General Limitation on Liability

The indemnities provided in Sections 7.1 to 7.5 inclusive (whether in respect of a Third Party claim or direct damages suffered by a Party or its Representatives or otherwise) shall not apply to the extent that the Losses and Liabilities are reimbursed by insurance or are caused by the gross negligence, wilful default or wilful misconduct of the Party claiming indemnity or any of such Party's Representatives.

7.7 Limitations and Exclusions

(a) Notwithstanding anything herein to the contrary, neither Party nor any of such Party's Representatives shall have any liability or obligation to indemnify the other Party or its Representatives in respect of any breach of any representation, warranty, covenant or any indemnity herein or hereunder or in any document delivered pursuant hereto in respect of any individual matter unless the Losses and Liabilities suffered or incurred by the claiming Party (or its Representatives) in respect of such individual matter exceeds $50,000 and the indemnifying party shall be liable to the claiming party for all such Losses and Liabilities. For clarity such $50,000 amount shall be a threshold and not a deductible.

(b) Notwithstanding herein anything to the contrary, no Party or its Representatives shall have any liability to the other Party or its Representatives hereunder in respect of any Losses and Liabilities that consist of indirect, special, consequential or punitive damages.

ARTICLE 8
MAINTENANCE OF ASSETS

8.1 Maintenance of Assets Prior to Closing

During the Interim Period, Vendor shall, to the extent that the nature of its interest permits, and subject to the Title and Operating Documents and any other agreements and documents to which the Assets are subject:

(a) maintain the Assets in a proper and prudent manner in accordance with good oil and gas industry practices, including maintaining adequate insurance, in material compliance with all applicable laws, rules, regulations, orders and directions of governmental and other competent authorities;

(b) without the prior written consent of Purchaser, refrain from committing any single expenditure or series of related expenditures that exceeds $25,000 and that is not in the ordinary course of the business of Vendor;

(c) continue in force all existing policies of insurance or renewals thereof presently maintained by Vendor;

(d) pay or cause to be paid all costs and expenses relating to the Assets which become due from the date hereof to the Closing Date; and

(e) perform and comply with all covenants and conditions contained in the Title and Operating Documents and any other agreements and documents to which the Assets are subject.

8.2 Consent of Purchaser

Notwithstanding Section 8.1, during the Interim Period, Vendor shall not, without the written consent of Purchaser, which consent shall not be unreasonably withheld by Purchaser and which, if provided, will be provided in a timely manner:

(a) make any commitment or propose, initiate or authorize any capital expenditure with respect to the Assets in excess of $25,000 except in case of an emergency or in respect of amounts which Vendor are committed to expend or are deemed to authorize without their specific authorization or approval;

(b) surrender or abandon any of the Assets;

(c) conduct any activity or operations that would otherwise be detrimental to this Agreement;

(d) take any action, refrain from taking any action, permit any action to be taken or not taken, inconsistent with this Agreement, which might directly or indirectly interfere or affect the consummation of the transactions contemplated by this Agreement;

(e) amend or terminate any Title and Operating Documents or enter into any new agreement or commitment relating to the Assets; or

(f) sell, encumber or otherwise dispose of any of the Assets or any part or portion thereof except sales of Petroleum Substances in the normal course of business.

8.3 Purchaser's Covenants

Purchaser covenants and agrees that during the Interim Period:

(a) other than as contemplated herein, it will not, directly or indirectly, do or permit to occur any of the following:

(i) conclude any other material corporate acquisition or disposition, amalgamation, merger, arrangement or purchase or sale of assets or make any other material change to the business, capital or affairs of Purchaser; [none are contemplated prior to closing of the ELM/Optimum deals which will happen shortly. However this clause cannot apply to the Qwest transactions since closing may take several months]

(ii) split, combine or re-classify the outstanding shares of Purchaser, or declare, set aside or pay any distribution payable in respect of such shares;

(iii) redeem, purchase or offer to purchase any shares of Purchaser;

(iv) pay any distributions to its shareholders;

(v) conduct any activity or operations that would otherwise be detrimental to this Agreement; or

(vi) take any action, refrain from taking any action, permit any action to be taken or not taken, inconsistent with this Agreement, which might directly or indirectly interfere or affect the consummation of the transactions contemplated by this Agreement;

(b) will make all other necessary filings and applications under applicable federal, provincial and state laws and regulations in Canada required on the part of Vendor in connection with the transactions contemplated herein and take all reasonable commercial action necessary to be in compliance with such laws and regulations, including, without limitation, application to TSX for the approval of the issuance of the Shares; and

(c) will grant Vendor access to all files, information and data relating to Purchaser or its assets that are owned or in the possession of Purchaser for the purpose of permitting Vendor to conduct its due diligence of this transaction.

8.4 Following Closing

(a) Following Closing, in the event that legal title to any of the Assets has not been transferred to Purchaser, Vendor shall hold title to the Assets, or any portion thereof, in trust for Purchaser until all necessary notifications, registrations and other steps required to transfer such title to Purchaser have been completed.

(b) Following Closing, Vendor shall represent Purchaser in all matters arising under a Title and Operating Document until Purchaser is substituted as a party thereto in the place of Vendor, whether by novation, notice of assignment or otherwise, and in furtherance thereof:

(i) all payments relating to the Assets received by it pursuant to the Title and Operating Document, other than those to which it is entitled under Article 4, shall be received and held by Vendor as trustee for Purchaser and Vendor shall promptly remit such amounts to Purchaser;

(ii) Vendor shall forward all statements, notices and other information received by it pursuant to such Title and Operating Document that pertain to the Assets to Purchaser promptly following their receipt by Vendor; and

(iii) Vendor shall forward to other parties to the Title and Operating Document such notices and elections pursuant to such Title and Operating Document pertaining to the Assets as Purchaser may reasonably request.

(c) Purchaser shall indemnify and save harmless Vendor from and against all of Vendor's Losses and Liabilities arising as a consequence of the provisions of subsections 8.3(a) and (b) hereof, except to the extent caused by the gross negligence or wilful misconduct of Vendor or its servants, agents or employees. Acts or omissions taken by a Vendor or its servants or agents with the approval of Purchaser shall not constitute gross negligence or wilful misconduct of Vendor for purposes of this subsection.

(d) With respect to the certificate representing the Shares to be issued to the Vendor at Closing:

(i) Vendor acknowledges that such certificate shall have endorsed thereon the legend required by section 2.5(2)(3) of MI 45-102 Resale of Securities (the "Legend");

(ii) Purchaser agrees that it will instruct the registrar and transfer agent for its common shares to remove the Legend for any share certificates which result from the transfer of the Shares by the Vendor to the limited partners and the general partner of the Vendor provided that it receives a certificate from the General Partner of the Vendor stating that the aforesaid transfer is incidental to the bona fide dissolution and winding-up of the Vendor and an opinion from Vendor's Counsel respecting same addressed to Purchaser and Computershare Trust Company of Canada.

ARTICLE 9
THIRD PARTY RIGHTS AND CONSENTS

9.1 Consents

Where an assignment of any of the Assets requires the consent of Third Parties, Vendor shall use all reasonable efforts to obtain such consents prior to Closing. After Closing, Vendor shall cooperate with Purchaser in Purchaser's attempts to secure such consents, to the extent that such consents have not been obtained prior to Closing.

ARTICLE 10
GENERAL

10.1 Further Assurances

Each Party will, from time to time and at all times after Closing, without further consideration, do such further acts and deliver all such further assurances, deeds and documents as shall be reasonably required in order to fully perform and carry out the terms of this Agreement.

10.2 No Merger

Subject to the limitations set forth herein, the covenants, representations, warranties and indemnities contained in this Agreement shall survive Closing and shall not merge in any assignments, conveyances, transfers or other documents executed and delivered at or after Closing, notwithstanding any rule of law, equity or statute to the contrary and such rules are hereby waived.

10.3 Entire Agreement

This Agreement supersedes all other written agreements that predate this Agreement, as well as any verbal understanding among the Parties relating to the subject matter hereof.

10.4 Non-Applicability of Contra Proferentum

The Parties acknowledge that they participated equally in the negotiation and preparation of this Agreement. Any legal rule of construction that would cause this Agreement to be construed against the Party that assumed primary responsibility for drafting this Agreement because of that role will not apply to this Agreement.

10.5 Governing Law

This Agreement shall be subject to and interpreted, construed and enforced in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated as a contract made in the Province of Alberta. The Parties irrevocably attorn and submit to the jurisdiction of the courts of the Province of Alberta and courts of appeal therefrom in respect of all matters arising out of this Agreement.

10.6 Assignment

Neither Party may assign any of its interests in or under this Agreement prior to the Closing Date without the prior consent of the other Party, which consent may be unreasonably withheld.

10.7 Enurement

This Agreement shall be binding upon and shall enure to the benefit of the Parties and their respective administrators, trustees, receivers, successors and permitted assigns.

10.8 Time of Essence

Time shall be of the essence in this Agreement.

10.9 Notices

The address and facsimile number of each Party for notices shall be as follows:

Vendor:
Optimum III Q4 Limited Partnership
c/o ELM Energy Management Ltd.
#200, 118-8th Avenue SW
Calgary, Alberta T2P 1B3

Attention: Neal Gledhil
Facsimile: (403) 266-6809

Purchaser:
Rock Energy Inc.
Suite 1750 Watermark Tower
530 – 8th Avenue S.W.
Calgary, Alberta T2P 3S8

Attention: Allen Bey, President
Facsimile: 234-0598

Any notice, communication or statement (a "**notice**") required, permitted or contemplated hereunder shall be in writing and shall be delivered as follows:

(a) by delivery to a Party between 8:00 a.m. and 4:00 p.m. on a Business Day at the address of such Party for notices, in which case the notice shall be deemed to have been received by that Party when it is delivered; or

(b) by facsimile to a Party to the facsimile number of such Party for notices, in which case, if the notice was faxed prior to 4:00 p.m. on a Business Day the notice shall be deemed to have been received by that Party when it was faxed and if it was faxed on a day which is not a Business Day

or is faxed after 4:00 p.m. on a Business Day, it shall be deemed to have been received on the next following Business Day.

A Party may from time to time change its address for service or its facsimile number for service by giving written notice of such change to the other Party.

10.10 Invalidity of Provisions

In case any of the provisions of this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality or enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

10.11 Waiver

No waiver by any Party of any breach (whether actual or anticipated) of any of the terms, conditions, representations or warranties contained herein shall take effect or be binding upon that Party unless the waiver is expressed in writing under the authority of that Party. Any waiver so given shall extend only to the particular breach so waived and shall not limit or affect any rights with respect to any other or future breach.

10.12 Remedies Generally

No failure on the part of any Party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or remedy preclude any other or further exercise thereof or the exercise of any other right or remedy in law or in equity or by statute or otherwise conferred.

10.13 Amendment

This Agreement shall not be varied in its terms or amended by oral agreement or by representations or otherwise other than by an instrument in writing dated subsequent to the date hereof, executed by a duly authorized representative of each Party.

10.14 Public Announcements

Until Closing has occurred, no Party shall release any information concerning this Agreement and the transactions herein provided for without the prior written consent of the other Party, which consent shall not be unreasonably withheld. Nothing contained herein shall prevent a Party at any time from furnishing information to any governmental agency or regulatory authority including applicable recognized stock exchanges and securities commissions, or to the public if required by applicable law, provided that the Parties shall advise each other in advance of any public statement which they propose to make.

10.15 Execution

This Agreement may be executed in counterpart and provided by facsimile and all executed counterparts provided by facsimile or otherwise together shall constitute one agreement.

10.16 Subrogation and Substitution

Insofar as possible, each Party shall have full rights of substitution and subrogation in and to all covenants, representations and warranties by others previously given or made respecting the Assets and the transactions contemplated herein.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the day and year first above written.

ROCK ENERGY INC.

Per: ______________________________

Per: ______________________________

OPTIMUM III Q4 LIMITED PARTNERSHIP

Per: ______________________________

Per: ______________________________

This is the execution page of an Asset Purchase and Sale Agreement dated as of March 14, 2005 between Optimum III Q4 Limited Partnership as Vendor and Rock Energy Inc. as Purchaser.

File No. 82-34785

ASSET PURCHASE AND SALE AGREEMENT

OPTIMUM QWEST Q4 LIMITED PARTNERSHIP

(as Vendor)

- and -

ROCK ENERGY INC.

(as Purchaser)

DATED AS OF MARCH 14, 2005

TABLE OF CONTENTS

SCHEDULES:

ASSET PURCHASE AND SALE AGREEMENT

THIS AGREEMENT made as of the 14th day of March, 2005,

BETWEEN:

OPTIMUM QWEST Q4 LIMITED PARTNERSHIP, a limited partnership formed pursuant to the laws of Alberta (hereinafter referred to as "Vendor")

\- and -

ROCK ENERGY INC., a corporation incorporated pursuant to the laws of Alberta (hereinafter referred to as "Purchaser")

WHEREAS Vendor wishes to sell the Assets and Purchaser wishes to purchase the Assets subject to and in accordance with the terms and conditions hereof;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and the mutual covenants and agreements hereinafter set forth, the Parties agree and covenant as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, including the recitals and the Schedules:

(a) "**Abandonment and Reclamation Obligations**" means all obligations to abandon the Wells and restore and reclaim the sites thereof, to decommission and remove the facilities and equipment comprised in the Tangibles and restore and reclaim the sites thereof and to reclaim and restore the lands to which the Surface Rights relate, including such obligations relating to Wells that were abandoned prior to the Effective Time;

(b) "**AFEs**" means the authorities for expenditure, if any, set forth in Schedule E;

(c) "**this Agreement**", " **herein**", "**hereto**", "**hereof**" and similar expressions refer to this Agreement of Purchase and Sale as amended from time to time;

(d) "**Aggregate Assets**" means all oil and gas properties held by ELM Energy Management Ltd. as drilling manager for itself and for other parties involved in concurrent transactions with Purchaser;

(e) "**Applicable Laws**" means applicable corporate and securities laws, regulations and rules, all policies thereunder and rules of applicable stock exchanges;

(f) "**Assets**" means the Petroleum and Natural Gas Rights, the Tangibles and the Miscellaneous Interests;

(g) "**Base Purchase Price**" means $3,720,625, subject to adjustment as provided herein;

(h) **"Business Day"** means any day which is not a Saturday, Sunday or statutory holiday in Calgary, Alberta;

(i) **"Closing"** means the transfer of legal and beneficial ownership of the Assets from Vendor to Purchaser and the completion of other matters incidental thereto as herein provided for;

(j) **"Closing Date"** means the later of (i) April 7, 2005 and (ii) the date which is one Business Day after Rock Energy Inc. has received regulatory approval to issue the Rock Energy Inc. shares pursuant to this Agreement, provided the Closing Date shall not be later than April 15, 2005;

(k) **"Closing Time"** means 10:00 a.m. Calgary time on the Closing Date, or such other time as mutually agreed to by the Parties;

(l) **"Consideration"** has the meaning ascribed thereto in Section 2.1;

(m) **"Data"** means all records, data and information owned by Vendor including Seismic Data directly relating to the Petroleum and Natural Gas Rights or the Tangibles, including well files, lease files, agreement files and production records (including the Title and Operating Documents);

(n) **"Effective Time"** means 12:01 a.m., Calgary time, on the 1st day of January, 2005;

(o) **"Environmental Liabilities"** means all environmental liabilities that relate to the Assets or that arise in connection with the ownership thereof or operations pertaining thereto, including, without limitation, liabilities related to or arising from:

(i) transportation, storage, use or disposal of toxic or hazardous substances;

(ii) release, spill, escape or emission of toxic or hazardous substances; or

(iii) pollution or contamination of or damage to the environment;

including, without limitation, liabilities to compensate Third Parties for damages and losses resulting from the items described in items (i), (ii) and (iii) above (including, without limitation, damage to property, personal injury and death) and obligations to take action to prevent or rectify damage to or otherwise protect the environment and, for purposes of this Agreement, "the environment" includes , without limitation, the air, the surface and subsurface of the earth, bodies of water (including, without limitation, rivers, streams, lakes and aquifers) and plant, human and animal life;

(p) **"GST"** means the goods and services tax payable pursuant to the GST Legislation;

(q) **"GST Legislation"** means the *Excise Tax Act*, 1980 RSC, c. E-15, as amended and the regulations thereunder;

(r) **"General Conveyance"** means the general conveyance in the form of Schedule "F";

(s) **"Interim Period"** means the period between the Effective Time and the Closing Date;

(t) **"Lands"** means the Petroleum Substances within, under or upon the lands described in the Land Schedule, subject to the restrictions and exclusions set forth therein as to Petroleum Substances and geological formations, and any other interests in oil and gas properties legally or beneficially owned by Vendor;

(u) **"Land Schedule"** means Schedule "A";

(v) **"Leases"** means the leases, licenses, permits and similar documents of title described in the Land Schedule by virtue of which the holder thereof is entitled to drill for, win, take, own or remove Petroleum Substances within, upon or under the Lands and includes, if applicable, all renewals and extensions of such documents and all documents issued in substitution therefore;

(w) **"Losses and Liabilities"** means, in relation to a Party, losses, costs, damages and expenses which such Party suffers, sustains, pays or incurs including legal fees on a "solicitor and his own client" basis;

(x) **"Miscellaneous Interests"** means Vendor's interests in all property, assets, interests and rights (other than the Petroleum and Natural Gas Rights and the Tangibles) directly related to the Petroleum and Natural Gas Rights or the Tangibles but only to the extent such property, assets, interests and rights are directly related to Petroleum and Natural Gas Rights or the Tangibles, including without limitation any and all of the following:

  (i) contracts and agreements directly related to the Petroleum and Natural Gas Rights or the Tangibles including, without limitation, the Title and Operating Documents;

  (ii) the Surface Rights;

  (iii) the Data; and

  (iv) the Wells, including well bores and casing,

but specifically excludes (a) Petroleum Substances produced prior to the Effective Time and (b) accounts receivable accruing prior to the Effective Time;

(y) **"Parties"** means the parties to this Agreement and "Party" means any one of them;

(z) **"Permitted Encumbrances"** means:

  (i) liens for taxes, assessments and governmental charges for which payment is not due;

  (ii) liens incurred or created in the ordinary course of business as security in favour of the person who is conducting the development or operation of the property to which such liens relate for Vendor's proportionate share of costs and expenses of such development or operation for which payment is not due;

  (iii) mechanics', builders' and materialmen's liens in respect of services rendered or goods supplied for which payment is not due;

  (iv) easements, rights of way, servitudes and other similar rights in land (including, without limitation, rights of way and servitudes for roads; railways; sewers; drains; gas and oil pipelines; gas and water mains and electric light, power, telephone, telegraph and cable television conduits, poles, wires and cables);

  (v) the right reserved to or vested in any municipality or government or other public authority by the terms of any lease, license, franchise, grant or permit or by any statutory

provision, to terminate any such lease, license, franchise, grant or permit or to require annual or other periodic payments as a condition of the continuance thereof;

(vi) rights of general application reserved to or vested in any governmental authority to levy taxes on Petroleum Substances or any of them or the income therefrom, and governmental requirements and limitations of general application;

(vii) royalty burdens, liens, adverse claims, penalties, reductions in interests and other encumbrances set out (A) in the Land Schedule or (B) in the Title and Operating Documents to the extent that they would constitute Permitted Encumbrances under section 1.1(z)(i) to (vi) and (viii); and

(viii) the reservations, limitations, provisions and conditions in any original grants from the Crown or freehold lessors of any of the Lands or interests therein and statutory exceptions to title;

(aa) **"Petroleum and Natural Gas Rights"** means (i) all of the interest of Vendor in the Leases (to the extent they pertain to the Lands) including, without limitation, the interests that are attributed to Vendor in the Land Schedule, (ii) the fee simple interests (if any) in mines and minerals in the Lands attributed to Vendor in the Land Schedule, and (iii) all of the interest of Vendor (if any) in royalties, net profits interests and similar interests including, without limitation, the interests attributed to Vendor in the Land Schedule;

(bb) **"Petroleum Substances"** means crude oil, petroleum, natural gas, natural gas liquids, coalbed methane and other related hydrocarbons (except coal) and any and all other substances (including sulphur), whether liquid, solid or gaseous and whether hydrocarbons or not, produced in association therewith, the rights to which are granted pursuant to the Leases;

(cc) **"Prime Rate"** means the rate of interest, expressed as a rate per annum, designated by the main branch in Calgary of the Royal Bank of Canada, as the reference rate used by it to determine rates of interest charged by it on Canadian dollar commercial loans made in Canada and which is announced by such bank, from time to time, as its prime rate, provided that whenever such bank announces a change in such reference rate, the "Prime Rate" shall correspondingly change effective on the date the change in such reference rate is effective;

(dd) **"Purchaser's Counsel"** means Burnet Duckworth Palmer LLP;

(ee) **"Purchaser's Financial Statements"** means the audited financial statements of the Purchaser for the year ended March 31, 2004 and the draft unaudited financial statements for the period ended December 31, 2004;

(ff) **"Purchaser GLJ Reserve Report"** means the reserve report effective December 31, 2004 prepared by GLJ on the petroleum and natural gas reserves of the Purchaser;

(gg) **"Purchaser Public Documents"** means all documents or information filed by or on behalf of Purchaser in compliance or intended compliance with Applicable Laws;

(hh) **"Right of First Refusal"** means a right of first refusal, preemptive right of purchase or similar right whereby a Third Party has the right to acquire or purchase a portion of the Assets as a consequence of Vendor having agreed to sell the Assets to Purchaser in accordance herewith;

(ii) **"Sale, Processing and Transportation Agreements"** means agreements for the sale of Petroleum Substances produced from the Lands or lands pooled or unitized therewith and agreements providing for the gathering, transportation, compression, processing, treatment or storage of Petroleum Substances produced from the Lands or lands pooled or unitized therewith, if any, set out in Schedule "C";

(jj) **"Seismic Data"** means seismic data owned by the Vendor, including surveyors' ground elevation records, shot point maps, drillers' logs, shooters' records, seismograph records, seismograph magnetic tapes, monitor records, field records and record sections, excluding maps and interpretations made therefrom;

(kk) **"Shares"** means 741,599 common shares in the capital of the Purchaser;

(ll) **"Specific Conveyances"** means all conveyances, assignments, transfers, novations and other documents or instruments that are reasonably required or desirable, in accordance with normal oil and gas industry practices, to convey, assign and transfer the Assets to Purchaser and to novate Purchaser into the Title and Operating Documents in the place and stead of Vendor with respect to the Assets;

(mm) **"Surface Rights"** means all rights to use or occupy the surface of lands (including, but not limited to, the Lands) which are used or held for use in connection with the Petroleum and Natural Gas Rights or the Tangibles, including rights to enter upon and occupy the surface of lands on which the Tangibles and the Wells are located and rights to use the surface of lands to gain access thereto;

(nn) **"Take or Pay Obligations"** means take or pay and similar obligations related to the Assets arising after the Effective Time as a result of payments made prior to the Effective Time by or on behalf of buyers of Petroleum Substances in lieu of or in satisfaction of their obligations to buy Petroleum Substances, including obligations to sell or deliver Petroleum Substances or any of them to a Third Party after the Effective Time without being entitled in due course to receive and retain full payment for such Petroleum Substances and obligations to repay such payments and\or interest thereon;

(oo) **"Tangibles"** means the interests of Vendor that are directly related to the Petroleum and Natural Gas Rights in all other tangible depreciable property and assets used or intended to be used in producing, processing, gathering, treating, storing, measuring or injecting Petroleum Substances or any of them from the Lands or lands pooled or unitized therewith or in connection with water injection or removal operations that pertain to the Petroleum and Natural Gas Rights, including, without limitation, all Wells, gas plants, oil batteries, production equipment, pipelines, pipeline connections, meters, dehydrators, motors, compressors, treaters, dehydrators, scrubbers, separators, pumps, tanks, boilers, inventory, and communication equipment;

(pp) **"Third Party"** means any partnership, corporation, trust, unincorporated organization, union, government, governmental department or agency, individual or any heir, executor, administrator or other legal representative of an individual other than a Party;

(qq) **"Title and Operating Documents"** means, to the extent directly related to the Petroleum and Natural Gas Rights or the Tangibles, (i) the Leases, (ii) assignments, trust declarations, operating agreements, royalty agreements, overriding royalty agreements, gross overriding agreements, participation agreements, farm-in agreements, sale and purchase agreements, pooling agreements, common stream agreements, easements, surface leases and pipeline crossing agreements, (iii)

Sale, Processing and Transportation Agreements; (iv) agreements for construction, ownership and operation of gas plants, gas gathering systems and other facilities, (v) permits, licenses and approvals and (vi) other agreements which relate to the Petroleum and Natural Gas Rights or the Tangibles or the ownership, operation or exploitation thereof;

(rr) "**TSX**" means the Toronto Stock Exchange;

(ss) "**Vendor's Counsel**" means Bennett Jones LLP, 4500 Bankers Hall East, 855 2nd Street S.W., Calgary, Alberta, T2P 4K7;

(tt) "**Vendor Financial Statements**" means the audited property financial statements of Vendor relating to the Assets for the three year period ended December 31, 2004 to be provided by Vendor, to the extent reasonably possible, within 30 days of Closing;

(uu) "**Vendor GLJ Reserve Report**" means the reserve report effective December 31, 2004 prepared by GLJ on the petroleum and natural gas reserves of the Vendor; and

(vv) "**Wells**" means all wells (including without limitation producing, shut-in, suspended, capped, abandoned, injection and disposal wells) located on the Lands or lands pooled or unitized therewith.

1.2 Article, Section and Schedule References

Except as otherwise expressly provided, a reference in this Agreement to an "Article", "section", "subsection", "paragraph" or "Schedule" is a reference to an Article, Section, subsection, paragraph or schedule of or to this Agreement.

1.3 Interpretation Not Affected by Headings

The headings in this Agreement are for convenience only and shall not affect the construction or interpretation of this Agreement.

1.4 Included Words

When the context reasonably permits, words suggesting the singular shall be construed as suggesting the plural and vice versa, and words suggesting one gender shall be construed as suggesting other genders.

1.5 Schedules

The following Schedules are attached to and form a part of this Agreement:

Schedule "A" - Land Schedule
Schedule "B" - Intentionally left blank
Schedule "C" - Sale, Processing and Transportation Agreements
Schedule "D" - Lawsuits and Claims
Schedule "E" - Authorizations for Expenditure
Schedule "F" - General Conveyance
Schedule "G" - Officer's Certificate of Vendor
Schedule "H" - Officer's Certificate of Purchaser

Wherever any term or condition, express or implied, of such Schedules conflicts or is at variance with any term or condition in the body of this Agreement, such term or condition in the body of this Agreement shall prevail.

1.6 Currency

All currency references herein shall refer to Canadian dollars.

1.7 Knowledge

Where in this Agreement a Party makes a representation or warranty on the basis of knowledge or awareness of such Party, such knowledge or awareness consists only of the actual knowledge or awareness of the officers of such Party without further inquiry.

ARTICLE 2
PURCHASE AND SALE

2.1 Purchase and Sale

Upon the terms and subject to the conditions of this Agreement, Purchaser hereby agrees to purchase the Assets from Vendor and Vendor hereby agrees to sell and convey the Assets to Purchaser on the Closing Date at and for a consideration (the "**Consideration**") of:

(a) $682,666 (the "**Cash Portion**") plus or minus, as the case may be, the adjustments provided for in Sections 2 and 4; and

(b) 741,599 common shares of the Purchaser (the "**Shares**"), which the Parties agree have an aggregate value of $3,037,959 (the "**Shares Value**").

The Cash Portion plus the Shares Value shall be collectively referred to as the "**Base Purchase Price**".

2.2 Holdback

An amount of $89,049 from the Cash Portion (the "**Holdback Amount**") shall be held back by Purchaser at Closing up to September 15, 2005 to cover any net adjustments in favor of Purchaser pursuant to Section 2 and Section 4. Upon the termination of such holdback period, Purchaser shall immediately pay to Vendor the Holdback Amount less any net adjustments mentioned above.

2.3 Interest on the Base Purchase Price

Interest calculated on a daily basis from and including the Effective Time to and including the Closing Date, equal to the result obtained by:

(a) multiplying a rate of interest equal to the Prime Rate in effect on the date hereof by the Cash Portion;

(b) multiplying the result in (a) by the number of days in such period; and

(c) dividing the result in (b) above by 365;

shall be paid by Purchaser to Vendor at Closing.

2.4 Income Tax Adjustment

At Closing, Purchaser shall pay to Vendor a deemed income tax adjustment amount equal to:

(a) the proceeds from the sale of production from the Assets for the Interim Period, minus all royalties and operating expenses related to the Assets for the Interim Period.

(b) multiplied by a factor of 0.30.

2.5 Closing Funds

On the Closing Date, Purchaser shall pay to Vendor an amount equal to the Cash Portion plus or minus, as the case may be, the adjustments provided for in Sections 2 and 4. In addition, on the Closing Date, Purchaser shall deliver to Vendor the Shares, duly issued in the name of Vendor.

2.6 Allocation of Base Purchase Price

Subject to the adjustments made pursuant to Article 4, the Base Purchase Price shall be allocated among the Assets as follows:

(a)	to Petroleum and Natural Gas Rights	$2,976,499
(b)	to Tangibles	$ 744,125
(c)	to Miscellaneous Interests	$1
	TOTAL	$3,720,625

2.7 Section 85 Tax Election

The Parties agree that the sale and transfer of the Assets hereunder shall be made pursuant to the provisions of section 85 of the *Income Tax Act* (Canada), and that the agreed amounts for the transfer of the Assets, for the purposes of section 85 of the Act, shall be determined by the Vendor in its sole discretion, provided such agreed amounts shall be within the limits provided in the Act. Each Party agrees to execute, deliver and file such documents, election forms and the like as may be necessary to effect the same. Each Party covenants not to dissolve (or liquidate substantially all of its assets) until such election forms and documents have been executed, delivered and filed.

2.8 GST

(a) The Consideration does not include GST.

(b) Purchaser and Vendor shall elect jointly pursuant to subsection 167 of the GST Legislation with respect to the Assets (excluding the Petroleum and Natural Gas Rights). Purchaser shall prepare and file the prescribed form within the time referred to in subsection 167 of the GST Legislation.

(c) If the election contemplated in subsection 2.8(b) is determined to be invalid then Purchaser shall pay, in a timely fashion, to the appropriate government authority any applicable GST and any interest or penalties thereon in respect of the Assets.

(d) If the amount of any GST paid by Purchaser pursuant to this Section 2.8 is subject to audit by the relevant government authority, and it is determined by that government authority that an

additional amount of tax or interest or penalties should be assessed, Purchaser shall be solely responsible for the payment of such additional amount.

(e) If, as a result of any adjustment made pursuant to Article 4, the amount of GST is increased or decreased, such increase or decrease shall be for the account of the Purchaser.

ARTICLE 3
CLOSING

3.1 Place of Closing

Unless otherwise agreed to in writing by the Parties, Closing shall take place at the Closing Time on the Closing Date at the offices of Vendor's Counsel.

3.2 Effective Time of Transfer

The transfer and assignment of the Assets from Vendor to Purchaser shall be effective as of the Effective Time. However, possession and title to the Assets shall not pass to Purchaser until Closing.

3.3 Deliveries at Closing

(a) At Closing, Vendor shall table the following:

(i) a certified copy of resolutions of the limited partners and general partner of Vendor authorizing the execution and delivery of this Agreement and the completion of the sale of the Assets and all other transactions herein;

(ii) an officer's certificate of the general partner of Vendor in the form of Schedule G confirming the matters referred to in Section 6.1;

(iii) the section 167 GST election;

(iv) the section 85 rollover elections; and

(v) such other items as may be specifically required hereunder.

In addition, Vendor will execute the General Conveyance tabled by Purchaser.

(b) At Closing, Purchaser shall table the following:

(i) a certified copy of resolutions of the board of directors of Purchaser authorizing the execution and delivery of this Agreement and the completion of the purchase of the Assets and all other transactions herein;

(ii) the General Conveyance fully executed by Purchaser;

(iii) the amounts payable at Closing on account of the Consideration in accordance with Sections 2 and 4;

(iv) an officer's certificate of Purchaser in the form of Schedule H confirming the matters referred to in Section 6.3;

(v) the share certificate or certificates representing the Shares issued in the name of Vendor; and

(vi) such other items as may be specifically required hereunder.

(c) The items tabled at Closing pursuant to subsections 3.3(a) and (b) shall be held in escrow until all of such items have been tabled, whereupon such escrow shall be terminated and the items described in subsection 3.3(a) shall be delivered to Purchaser and the items described in subsection 3.3(b) shall be delivered to Vendor and the Closing shall have occurred.

3.4 Delivery of Data

Vendor shall, as soon as is practicable after Closing, deliver to Purchaser original copies of the Data which they have in their possession, provided that if Vendor retains any interest in any property to which any of the Data relates, Vendor may retain a photocopy of such Data. If reasonably required by Vendor after Closing for the completion of tax returns or dealing with tax matters, Purchaser shall make original copies of Data available to Vendor.

3.5 Specific Conveyances

Vendor shall prepare the Specific Conveyances before Closing and circulate to Third Parties. Purchaser shall register all Specific Conveyances that require registration. Purchaser shall bear all costs incurred in registering any Specific Conveyances and registering any further assurances required to convey the Assets to it. Purchaser shall register all such Specific Conveyances promptly after Closing.

ARTICLE 4
ADJUSTMENTS

4.1 Costs and Revenues to be Apportioned

(a) Except as otherwise provided in this Article 4 and subject to all other provisions of this Agreement, the Parties will adjust and apportion expenditures and revenues of every kind and nature incurred, payable or paid in respect of the operation of the Assets including operating, maintenance, development and capital costs, proceeds from the sale of Petroleum Substances, royalties, property taxes, gas cost allowance (or similar allowances), prepayments and deposits, duties, taxes and assessments (other than income taxes), as at the Effective Time.

(b) The Vendor is entitled to the revenues and benefits from the ownership and operation of the Assets accrued prior to the Effective Time and is responsible for and will pay for the expenditures pertaining to the ownership, operation and development of the Assets incurred prior to the Effective Time.

(c) The Purchaser is entitled to the revenues and benefits from the ownership and operation of the Assets accrued from and after the Effective Time and is responsible for and will pay for the expenditures pertaining to the ownership, operation and development of the Assets incurred from and after the Effective Time.

(d) all statements prepared under this Article 4 will be prepared as contemplated herein and in accordance with generally accepted accounting principles applying the accrual method.

(e) Two Business Days prior to the Closing Date, the Vendor shall deliver to the Purchaser a written interim statement of adjustments under this Agreement and the Vendor will make available to representatives of the Purchaser all information necessary for the Purchaser to confirm the calculations in the statement. The Parties will cooperate in settling the adjustments and payment to be made on an interim basis and the amount so agreed will be employed for the purposes of the Closing and completion of the transactions contemplated by this Agreement. For the purposes of the interim statement of adjustments, there shall be an accrual of net operating revenue from the Assets.

(f) By September 15, 2005, the Parties will have cooperated and prepared a final statement of all adjustments and payments to be made pursuant to this Agreement. Upon agreement as to all adjustments and payments to be made, the net amount will be remitted by the Party who in the net result is obliged to make payment and in the event Purchaser is entitled to an adjustment in its favour, such amount shall be set-off from any amount paid to Vendor under Section 2.2. No further adjustment shall be permitted or effected after September 15, 2005, subject to 4.1(h) and (i).

(g) Notwithstanding the preceding subclause, each Party will have the right, following the Closing Date until September 15, 2005, to examine, copy and audit the records of the other Parties relative to the Assets for the purpose of effecting or verifying adjustments required under this Article. The auditing Party will, upon reasonable notice, conduct that audit at its sole expense during normal business hours at the offices of the audited Party or at such other premises where those records are maintained. Any claims of discrepancies disclosed by that audit will be made in writing to the audited Party as soon as reasonably practicable. That Party will respond in writing to any such claims as soon as reasonably practicable. The Parties will use good faith efforts to resolve any outstanding claims of discrepancies by September 15, 2005.

(h) If the Parties cannot resolve any outstanding claims of discrepancies by September 15, 2005 pursuant to section 4.1(g), the matter may be referred to binding arbitration by either Party under the provisions of the *Arbitration Act* (Alberta) provided notice of such claim must be given by the claiming Party to the other Party on or before September 15, 2005. Nothing in this section 4.1 shall be construed as permitting an adjustment resulting from a re-assessment of the value of the Assets. No net adjustment(s) for the benefit of Purchaser shall exceed in the aggregate the Holdback Amount, and the Vendor shall have no liability pursuant to this section 4.1 in excess of the Holdback Amount.

(i) Notwithstanding section 4.1(f), the Parties acknowledge that any net benefits to Vendor resulting from all joint venture and other audits commenced by Vendor or its agents before September 15, 2005 respecting periods prior to the Effective Time shall be credited to Vendor (and paid in conjunction with the remittance of any funds pursuant to Section 2.2) if such benefits have either been received by Purchaser on behalf of Vendor prior to September 15, 2005, or the payor of such amount has confirmed in writing to each of Vendor and Purchaser by September 15, 2005 that the amount is owing and that it will be paid to Purchaser as soon as reasonably practicable.

(j) All payments made after the Effective Time are to be paid within fifteen (15) days after the amount is determined and, if not paid within the fifteen (15) days, will thereafter bear interest until paid at a rate of interest equal to the Prime Rate plus one (1%) percent compounded annually.

(k) All freehold mineral taxes, surface and mineral lease rentals and any similar payments made by the Vendor to preserve any of the Leases or any Surface Rights shall be apportioned between the Vendor and the Purchaser as at the Effective Time.

ARTICLE 5
CONDITIONS OF CLOSING

5.1 Purchaser's Conditions

The obligation of Purchaser to purchase the Assets pursuant hereto is subject to the satisfaction at or prior to the Closing Date of the following conditions, which are for the exclusive benefit of Purchaser and may be waived by Purchaser:

(a) **Representations:** the representations and warranties made by Vendor in Section 6.1 hereof shall be true as of the Closing Date as if made on and as of such date (except for representations and warranties which refer to another date, which shall be true as of that date) and Vendor shall have provided to Purchaser a certificate of the general partner of Vendor certifying as to such matters on the Closing Date and Purchaser shall have no knowledge to the contrary;

(b) **Opinion:** Vendor shall have provided Purchaser with opinions of Vendor's Counsel satisfactory to Purchaser's Counsel, acting reasonably, dated the Closing Date and addressed to Purchaser and Purchaser's Counsel, to the effect that:

(i) Vendor is duly formed and validly existing as a limited partnership under the laws of the Province of Alberta and Vendor has full power and authority to enter into this Agreement and perform its obligations hereunder;

(ii) All necessary proceedings of Vendor have been taken to fully, validly and effectively authorize this Agreement and the transactions contemplated herein, the performance by Vendor of its obligations hereunder, and the execution and delivery by Vendor of this Agreement and all documents delivered pursuant hereto;

(iii) the execution and delivery by Vendor of this Agreement and all documents delivered pursuant hereto, the performance by Vendor of its obligations hereunder and thereunder and the consummation of the transactions contemplated herein and therein will not result in the breach of or violate any term or provision of the partnership agreement which governs Vendor; and

(iv) this Agreement has been, and the documents delivered pursuant hereto will be, duly executed and delivered by Vendor, as the case may be, and this Agreement is, and such other documents will be, valid and binding on Vendor and enforceable in accordance with their respective terms (subject to qualifications regarding the availability of equitable remedies and the general limitations in the enforcement of creditors' rights);

In giving such opinion, Vendor's Counsel may rely, in respect of matters governed by the laws of any jurisdiction other than the Province of Alberta or the laws of Canada applicable therein, upon the opinion of local counsel in such jurisdiction provided that Vendor's Counsel is of the opinion that the opinion of such local counsel is one upon which Vendor's Counsel may properly rely and, in respect of matters of fact, upon certificates of the general partner of Vendor or any other appropriate persons acceptable to Purchaser's Counsel;

(c) **No Material Change:** there shall have been no material adverse change, financial or otherwise, in the assets, liabilities, business, operations, prospects, affairs, capital or financial condition of Vendor from that disclosed in the Vendor's GLJ Reserve Report or any occurrences or circumstances which have resulted or might reasonably be expected to result in a material adverse change thereto (other than a change due to changes in general economic conditions (including commodity prices) applicable to corporations conducting business similar to that of Vendor) except as have been previously disclosed to Purchaser prior to the date hereof;

(d) **Obligations:** all obligations of Vendor contained in this Agreement to be performed prior to or at Closing shall have been timely performed in all material respects;

(e) **No Actions:** no action or proceeding shall have been instituted or threatened by anyone before any court or governmental agency to obtain damages in respect of this Agreement or to restrain or prohibit the consummation of the transactions contemplated herein; and

(f) **Deliveries:** all documents to be delivered by Vendor to Purchaser at Closing pursuant hereto shall have been delivered by Vendor to Purchaser at the time and in the form stipulated in this Agreement.

If any of the foregoing conditions has not been complied with or waived by Purchaser at or before the Closing Date, Purchaser may, in addition to any other remedies which it may have available to it, terminate its obligations to purchase the Assets by written notice to Vendor specifying what conditions have not been satisfied.

5.2 Vendor's Conditions

The obligation of Vendor to sell the Assets pursuant hereto is subject to the satisfaction at or prior to the Closing Date of the following conditions, which are for the exclusive benefit of Vendor and may be waived by Vendor:

(a) **Representations:** The representations and warranties made by Purchaser in Section 6.3 of this Agreement shall be true as of the Closing Date as if made on and as of such date (except for representations and warranties which refer to another date, which shall be true as of that date), Purchaser shall have provided to Vendor a certificate of two officers of Purchaser certifying as to such matters on the Closing Date and Purchaser shall have no actual knowledge to the contrary;

(b) **Opinion:** Purchaser shall have provided Vendor with opinions of Purchaser's Counsel satisfactory to Vendor, acting reasonably, dated the Closing Date and addressed to Vendor and Vendor's Counsel relating to the following matters:

(i) Purchaser is a corporation duly continued and validly existing under the laws of the Province of Alberta and has full power and authority to enter into this Agreement and perform its obligations hereunder;

(ii) all necessary corporate proceedings of Purchaser have been taken to fully, validly and effectively authorize this Agreement and the transactions contemplated herein, the performance by Purchaser of its obligations hereunder, and the execution an delivery by Purchaser of this Agreement and all documents delivered pursuant hereto;

(iii) the execution and delivery by Purchaser of this Agreement and all documents delivered pursuant hereto, the performance by Purchaser of its obligations hereunder and

thereunder and the consummation of the transactions contemplated herein and therein will not result in the breach of or violate any term or provision of the articles or by-laws of Purchaser;

(iv) this Agreement has been, and the documents delivered pursuant hereto will be, duly executed and delivered by Purchaser and this Agreement is, and such other documents will be, valid and binding on Purchaser and enforceable in accordance with their terms (subject to qualifications regarding the availability of equitable remedies and the general limitations on the enforcement of creditors' rights);

(v) the Shares issued pursuant to this Agreement have been conditionally allotted and will, when issued, be duly and validly issued as fully paid and non-assessable common shares of the Purchaser and such Shares have been conditionally approved for listing on the TSX subject to satisfaction of the conditions prescribed by such exchange;

(vi) the registration and prospectus exemption for the issuance of Shares; and

(vii) as to the authorized and issued capital of Purchaser immediately prior to the Closing Date.

In giving such opinion, Purchaser's Counsel may rely, in respect of matters governed by the laws of any jurisdiction other than the Province of Alberta or the laws of Canada applicable therein, upon the opinion of local counsel in such jurisdiction provided that Purchaser's Counsel is of the opinion that the opinion of such local counsel is one upon which Purchaser's Counsel may properly rely and, in respect of matters of fact, upon certificates of senior officers of Purchaser or any other appropriate persons acceptable to Vendor's Counsel;

(c) **No Material Change:** there shall have been no material adverse change, financial or otherwise, in the assets, liabilities, business, operations, prospects, affairs, capital or financial condition of Purchaser from that disclosed in the Purchaser's Financial Statements or any occurrences or circumstances which have resulted or might reasonably be expected to result in a material adverse change thereto (other than a change due to changes in general economic conditions (including commodity prices) applicable to corporations conducting business similar to that of Purchaser) except as disclosed in the Purchaser Public Documents prior to the date hereof or except as have been previously disclosed to Vendor prior to the date hereof;

(d) **Obligations:** all obligations of Purchaser contained in this Agreement to be performed prior to or at Closing shall have been timely performed in all material respects; and

(e) **Payment and Deliveries:** all amounts to be paid or documents to be delivered by Purchaser to Vendor at Closing pursuant hereto shall have been paid or delivered, as the case may be, to Vendor by Purchaser at the time and in the form stipulated in this Agreement.

If any of the foregoing conditions precedent has not been complied with, or waived by Vendor at or before the Closing Date, Vendor may, in addition to any other remedies which it may have available to them, terminate its obligations to sell the Assets to Purchaser by written notice from Vendor to Purchaser specifying what conditions have not been satisfied.

5.3 Mutual Closing Conditions

The obligations of Purchaser and Vendor to complete the transactions contemplated herein are subject to fulfillment of the following conditions precedent on or before the Closing Date or such other time as is specified below:

(a) **Concurrent Closing:** The other three asset transactions between Optimum limited partnerships and Purchaser and the sales of the shares of 1143734 Alberta Ltd. to Purchaser shall have closed concurrently with this transaction;

(b) **Unitholders Approval:** A special resolution shall have been passed by Vendor's unitholders, on or before the Closing Date, in form and substance satisfactory to Purchaser, acting reasonably, duly approving this Agreement;

(c) **No Action:** There shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

  (i) makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the transactions contemplated by this Agreement or any other transactions contemplated herein; or

  (ii) results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein; and

(d) **Consents:** Vendor and Purchaser shall have obtained all consents, approvals and authorizations (including, without limitation, all stock exchange, securities commission and other regulatory approvals) required or necessary in connection with the transactions contemplated herein on terms and conditions reasonably satisfactory to Vendor and Purchaser.

The foregoing conditions are for the mutual benefit of Purchaser and Vendor and may be waived, in whole or in part, by Purchaser and Vendor together, at any time. If any of the said conditions precedent shall not be complied with or waived as aforesaid on or before the date required for the performance thereof, Purchaser and Vendor may, in addition to the other remedies it may have at law or in equity, rescind and terminate this Agreement by written notice to the other Party.

5.4 Efforts to Fulfill Conditions Precedent

Each Party shall proceed diligently and in good faith and use all reasonable efforts to satisfy the conditions precedent which are for its benefit or the mutual benefits of the Parties, and assist in the satisfaction of the conditions precedent which are for the benefit of the other Party, such that all such conditions precedent can be fulfilled and satisfied as soon as practicable.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES

6.1 Representations and Warranties of Vendor

The Vendor represents and warrants to Purchaser that:

(a) **Standing:** the Vendor is a limited partnership duly organized or formed and validly existing under the laws of Alberta, is authorized to carry on business in all jurisdictions in which the Assets are located, and now has all the requisite power and authority to sell, assign, transfer and convey the Assets to Purchaser in accordance with this Agreement;

(b) **No Conflicts:** the consummation of the transactions contemplated herein will not violate, nor be in conflict with, any of the constating documents, by-laws, agreements or other governing documents of the Vendor or any judgment, decree, order, law, statute, rule or regulation applicable to Vendor;

(c) **Execution of Documents:** this Agreement has been duly executed and delivered by the Vendor and all other documents (including the General Conveyance and the Specific Conveyances) executed and delivered by Vendor pursuant hereto will be duly executed and delivered by the Vendor, and this Agreement does, and such documents will, constitute legal, valid and binding obligations of the Vendor enforceable in accordance with their respective terms, subject to bankruptcy, insolvency, preference, reorganization, moratorium and other similar laws affecting creditors' rights generally and the discretion of courts with respect to equitable or discretionary remedies and defences;

(d) **Finders' Fees:** the Vendor has not incurred any obligation or liability, contingent or otherwise, for brokers' or finders' fees in respect of this transaction for which Purchaser shall have any obligation or liability;

(e) **No Authorizations:** no authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body exercising jurisdiction over the Assets or Vendor is required for the due execution, delivery and performance by Vendor of this Agreement, other than authorizations, approvals or exemptions previously obtained and currently in force;

(f) **Title:** except for the Permitted Encumbrances, the Assets are free and clear of all liens, mortgages, royalties, encumbrances and adverse claims created by, through or under Vendor; and, except as expressly set forth elsewhere in this Agreement, Vendor does not otherwise make any representation, warranty or covenant as to title to or the encumbrances or burdens affecting the Assets;

(g) **No Lawsuits or Claims:** Except as set forth in Schedule D, Vendor has not received notice of any actions, suits, proceedings or claims with respect to, or in any manner making a claim adverse to the ownership of the Assets or affecting the use or operation of the Assets, which if determined against Vendor would, individually or in the aggregate, have a material adverse effect on the Assets or any of them;

(h) **Rights of First Refusal:** The sale of the Assets pursuant hereto is not subject to any Rights of First Refusal created by, through or under Vendor, and the sale of the Assets by Vendor shall represent a sale of all or substantially all of Vendor's petroleum and natural gas rights in the province where the Assets are situated;

(i) **Sale, Processing and Transportation Agreements:** except as set forth in Schedule "C", Vendor is not a party to or bound by any Sale, Processing and Transportation Agreements which cannot be terminated without penalty on notice from Vendor of 60 days or fewer;

(j) **Take or Pay:** there are no Take or Pay Obligations related to the Assets;

(k) **No Default:** Vendor is not in default under and, to Vendor's knowledge, no condition exists that with notice or lapse of time or both would constitute a default under:

(i) any loan agreement, evidence of indebtedness, or instrument granting a security interest to which Vendor is a party and by which the Assets are bound; or

(ii) any judgment, order or injunction of any court, arbitrator or governmental entity;

which default or potential default would, either singly or in the aggregate, reasonably be expected to have a material adverse effect on the Assets or rights derived therefrom;

(l) **Operations:** Except to the extent that would not have a material adverse effect:

(i) where Vendor or any of its Affiliates was the operator, all Operations related to the Assets have been conducted in compliance with laws and regulations; and

(ii) where Vendor or any of its Affiliates was not the operator, to the knowledge of Vendor, all Operations related to the Assets have been conducted in compliance with laws and regulations;

except to the extent cured or rectified prior to the date hereof;

(m) **Production Allowables:** To Vendor's knowledge:

(i) none of the Wells has been produced in excess of applicable production allowables imposed by any law or regulations except to the extent that has been resolved through production penalties that are no longer applicable; and

(ii) Vendor has no knowledge of any impending change in production allowables imposed by applicable law or any governmental regulatory agency that may be applicable to any of the Wells, other than changes of general application;

(n) **Compliance with Law:** To Vendor's knowledge, Vendor and each of its subsidiaries and partnerships (if any) has complied with and is in compliance with all laws or regulations applicable to the operation of its business, including all Applicable Laws, except where failure to do so would not have a material adverse effect on the Assets, and Vendor has all licenses, permits, orders or approvals of, and has made all required registrations with, any government or regulatory body that are material to the Assets;

(o) **Outstanding AFEs:** Except as set forth in Schedule E, there are no outstanding authorizations for expenditure pertaining to any Assets or any other commitments, approvals or authorizations pursuant to which an expenditure may be required to be made in respect of the Assets after the Effective Time for which the share attributable to the Aggregate Assets exceeds $50,000;

(p) **ARTC:** The Assets are not restricted properties for the purpose of Alberta Royalty Tax Credit eligibility;

(q) **Obligations to ELM:** At Closing, Vendor shall have no obligations owing to ELM Energy Management Ltd. for which Purchaser might be responsible;

(r) **Royalties Paid:** To Vendor's knowledge, all royalties and rentals payable under the Title and Operating Documents and all *ad valorem*, property, production, severance and similar taxes and assessments based upon or measured by the ownership of its Assets or the production of Petroleum Substances from the Lands or the receipt of proceeds therefrom have been properly paid in full and in a timely manner;

(s) **Permits and Licences:**

(i) Vendor or the relevant operator has obtained all licences, permits, approvals and authorizations relating to the ownership, use or operation of the Assets that are required under applicable law in order for Vendor to own the Assets and for the use and operation of the Assets;

(ii) Vendor has not received any notice of default under or non-compliance with the terms of any such licence, permit, approval or authorization; and

(iii) all such licences, permits, approvals and authorizations are in good standing;

except in all cases, where a contrary fact or circumstance would not have a material adverse effect;

(t) **Tax Residence:** Vendor is not a non-resident of Canada within the meaning of Section 116 of the *Income Tax Act* R.S.C. 1985, c. 1 (5th Supplement) as amended;

(u) **Financial Statements:** the Vendor Financial Statements will be prepared, to the extent reasonably possible by third party auditors, within 30 days after Closing in accordance with generally accepted accounting principles applicable in Canada applied on a basis consistent with that of prior periods (except as stated therein) and present fairly the results of operations for the Assets for the then periods ended;

(v) **Information Provided to GLJ:** Vendor has made available to GLJ prior to the issuance of the Vendor GLJ Reserve Report, all information material to an adequate determination of oil and gas reserves, none of such information contained a material misrepresentation and (other than as may be affected by the disposition of petroleum and natural gas assets in the ordinary course) Vendor has no knowledge of any material adverse change to the oil and gas reserves of Vendor since the effective date of the Vendor GLJ Reserve Report;

(w) **Information:** Vendor has not, prior to the date of this Agreement, intentionally withheld any material information and data in Vendor's possession or control that pertains to the Assets or rights derived therefrom;

(x) **Qualification:** Vendor is duly qualified to carry on business in each jurisdiction in which the nature of its business or the Assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified will not have a material adverse effect on the Assets, taken as a whole;

(y) **Conduct of Business:** Vendor and each of its subsidiaries and partnerships has conducted and is conducting its business in accordance with good oilfield practices and in compliance in all material respects with all Applicable Laws, rules and regulations and, in particular, all applicable licensing and environmental legislation, regulations or by-laws or other lawful requirements of any governmental or regulatory bodies applicable to Vendor and each of its subsidiaries and

partnerships of each jurisdiction in which it carries on business and holds all licenses, registrations and qualifications material to its business and assets in all jurisdictions in which it carries on business and where the failure to so conduct business or being such compliance would have a material adverse effect on the business of Vendor, taken as a whole, which are necessary or desirable to carry on the business of Vendor and its subsidiaries and partnerships, as now conducted, and none of such licenses, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or is likely to have any material adverse effect, financial or otherwise, on the business of Vendor, taken as a whole; and

(z) **Title:** Vendor is not aware of any defects, failures or impairments in the title of Vendor and each of its subsidiaries and partnerships to its oil and gas properties or facilities whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by any third party, which in aggregate could have a material adverse effect, financial or otherwise, on the business of Vendor.

6.2 Negation of Other Representations

Neither Party makes any representations or warranties (whether in contract or in tort) except as expressly set forth in this Section 6.1 and Section 6.3 and, in particular, and without limitation, each Party hereby expressly negates any representations or warranties with respect to:

(a) any data or information supplied by a Party to the other or its representatives;

(b) the quality, quantity or recoverability of Petroleum Substances within or under the Lands or any lands pooled or unitized therewith;

(c) the value of the Assets or the future cash flow therefrom; or

(d) the quality, condition, fitness or merchantability of any tangible depreciable equipment or property, interests in which are comprised in the Assets.

Except as expressly set forth in this Section 6.1 and Section 6.3, each Party acknowledges and confirms that it has not relied on any data, information or advice from the other Party with respect to any or all of the matters specifically enumerated in this section 6.2 in connection with the transaction pursuant hereto, and each Party confirms that it has not relied on any covenants, representations or warranties outside this Agreement.

6.3 Representations and Warranties of Purchaser

Purchaser represents and warrants to Vendor, that:

(a) **Standing:** Purchaser is a corporation, duly continued and validly existing under the laws of Alberta, and now has the requisite corporate power and authority to purchase and pay for the Assets in accordance with this Agreement;

(b) **No Conflicts:** the consummation of the transactions contemplated by this Agreement will not violate, nor be in conflict with, the constating documents, by-laws or governing documents of Purchaser or any judgment, decree, order, law, statute, rule or regulation applicable to Purchaser;

(c) **Execution of Documents:** this Agreement has been duly executed and delivered by Purchaser and all other documents (including the General Conveyance and the Specific Conveyances)

executed and delivered by Purchaser pursuant hereto will be duly executed and delivered by Purchaser, and this Agreement does, and such documents will, constitute legal, valid and binding obligations of Purchaser enforceable in accordance with their respective terms, subject to bankruptcy, insolvency, preference, reorganization, moratorium and other similar laws affecting creditors' rights generally and the discretion of the courts with respect to equitable or discretionary remedies and defenses;

(d) **Finders' Fees:** Purchaser has not incurred any obligations or liability, contingent or otherwise, for brokers' or finders' fees in respect of this transaction for which Vendor shall have any obligation or liability;

(e) **Purchase Price:** Purchaser either now has or will have at Closing all money that Purchaser will need to pay to Vendor upon Closing or Purchaser has a contractual right to receive all money that Purchaser will need to pay to Vendor and such money will be available to Purchaser for payment to Vendor at Closing;

(f) **No Authorizations:** No authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body exercising jurisdiction over the Assets or Purchaser is required for the due execution, delivery and performance by Purchaser of this Agreement, other than authorizations, approvals or exemptions previously obtained and currently in force;

(g) **Authorized and Issued Shares:** the Shares issued to Vendor pursuant hereto shall be duly and validly issued and be fully paid and non-assessable common shares in the share capital of Purchaser;

(h) **Residency:** Purchaser is a Canadian for the purposes of the *Investment Canada Act*, R.S.C. 1985, c. 28 (1st Supp.);

(i) **Business of Purchaser:** Purchaser has all requisite power and authority to carry on its business;

(j) **No Encumbrances:** The Shares at Closing will be validly issued by Purchaser to Vendor in accordance with the by laws and articles of Purchaser, will be fully paid and non assessable and Vendor shall have good and marketable title thereto, free of any liens, pledges, voting trusts, proxies, adverse claims and other encumbrances;

(k) **Tax Pools:** the tax pool information of Purchaser provided by Purchaser's Counsel to Vendor's Counsel by courier on February 18, 2005 is true and correct in all material respects

(l) **Information:** Purchaser has not, prior to the date of this Agreement, intentionally withheld any material information and data in Purchaser's possession or control that pertains to the Shares or rights derived therefrom;

(m) **Operations:** Except to the extent that would not have a material adverse effect:

(i) where Purchaser or any of its Affiliates was the operator, all operations related to its oil and gas assets have been conducted in compliance with laws and regulations; and

(ii) where Purchaser or any of its Affiliates was not the operator, to the knowledge of Purchaser, all operations related to its oil and gas assets have been conducted in compliance with laws and regulations;

except to the extent cured or rectified prior to the date hereof;

(n) **No Lawsuits or Claims:** Purchaser has not received notice of any actions, suits, proceedings or claims with respect to its assets or shares, which if determined against Purchaser would, individually or in the aggregate, have a material adverse effect on the Shares and rights derived therefrom;

(o) **No Default:** Purchaser is not in default under and, to Purchaser's knowledge, no condition exists that with notice or lapse of time or both would constitute a default under:

(i) any loan agreement, evidence of indebtedness, or instrument granting a security interest to which Purchaser is a party or by which Purchaser or any of its assets are bound; or

(ii) any judgment, order or injunction of any court, arbitrator or governmental entity;

which default or potential default would, either singly or in the aggregate, reasonably be expected to have a material adverse effect on the Shares or rights derived therefrom;

(p) **Qualification:** Purchaser is duly qualified to carry on business in each jurisdiction in which the nature of its business or the property or assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified will not have a material adverse effect on the business, assets, properties, condition (financial or otherwise), results of operations or prospects of the Purchaser, taken as a whole;

(q) **Compliance with Law:** To Purchaser's knowledge, Purchaser and each of its subsidiaries and partnerships has complied with and is in compliance with all laws or regulations applicable to the operation of its business, including all Applicable Laws, except where failure to do so would not have a material adverse effect on the business, assets, properties, condition (financial or otherwise), results of operations or prospects of Purchaser, taken as a whole, and Purchaser and each of its subsidiaries and partnerships has all licenses, permits, orders or approvals of, and has made all required registrations with, any government or regulatory body that are material to the conduct of its business;

(r) **Authorized Capital:** the authorized capital of Purchaser consists of unlimited number of common shares and 300,000,000 preference shares of which as at the date hereof, only 9,259,453 common shares are issued and outstanding, all of which are issued as fully paid and non-assessable;

(s) **Options and Similar Rights:** no person has any agreement, option, right or privilege (including, without limitation, whether by law, pre-emptive right, contract or otherwise) to purchase, subscribe for, convert into, exchange for or otherwise require the issuance of, nor any agreement, option, right or privilege capable of becoming any such agreement, option, right or privilege, any of the unissued shares or other securities of Purchaser except as disclosed by Purchaser to Vendor in an email dated February 18, 2005;

(t) **Minute Books:** the minute books of Purchaser are true and correct in all material respects and contain the minutes of all meetings and all resolutions of the directors and shareholders thereof;

(u) **Financial Statements:** the Purchaser Financial Statements have been prepared in accordance with generally accepted accounting principles applicable in Canada applied on a basis consistent with that of prior periods (except as stated therein) and present fairly the financial position of

Purchaser as of the dates provided therein and the results of its operations and the changes in financial position for the periods then ended and reflect all assets, liabilities and obligations (absolute, accrued, contingent or otherwise) of Purchaser as at the dates thereof;

(v) **Securities Orders:** no securities commission or similar regulatory authority has issued any order preventing or suspending trading of any securities of Purchaser, and Purchaser is not in default of any requirement of Applicable Laws;

(w) **Public Documents:** the information and statements set forth in the Purchaser Public Documents were true, correct and complete and did not contain any material misrepresentations, as of their respective dates, no material change has occurred in relation to Purchaser which is not disclosed in such public record, and Purchaser has not filed any confidential material change reports which continue to be confidential;

(x) **No Changes:** since December 31, 2004, Purchaser has:

(i) not amended its articles, by-laws or other governing documents;

(ii) not disposed of any property or assets out of the ordinary course of business;

(iii) conducted its business in all material respects in the usual, ordinary and regular course and consistent with past practice;

(iv) not suffered any material adverse change, financial or otherwise, in its business, financial condition, assets, properties, liabilities or operations (taken as a whole) or any occurrences or circumstances which have resulted or might reasonably be expected to result in a material adverse change thereto (other than changes attributable to fluctuations in the prices of commodities); and

(v) not made any change in its accounting principles and practices as theretofore applied including, without limitation, the basis upon which its assets and liabilities are recorded on its books and its earnings and profits and losses are ascertained;

(y) **Conduct of Business:** Purchaser and each of its subsidiaries and partnerships has conducted and is conducting its business in accordance with good oilfield practices and in compliance in all material respects with all Applicable Laws, rules and regulations and, in particular, all applicable licensing and environmental legislation, regulations or by-laws or other lawful requirements of any governmental or regulatory bodies applicable to Purchaser and each of its subsidiaries and partnerships of each jurisdiction in which it carries on business and holds all licenses, registrations and qualifications material to its business and assets in all jurisdictions in which it carries on business and where the failure to so conduct business or being such compliance would have a material adverse effect on the business of Purchaser, taken as a whole, which are necessary or desirable to carry on the business of Purchaser and its subsidiaries and partnerships, as now conducted, and none of such licenses, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or is likely to have any material adverse effect, financial or otherwise, on the business of Purchaser, taken as a whole;

(z) **Information Provided to GLJ:** Purchaser has made available to GLJ, prior to the issuance of the Purchaser GLJ Reserve Report, all information material to an adequate determination of oil and gas reserves, none of such information contained a material misrepresentation and (other than as may be affected by the disposition of petroleum and natural gas assets in the ordinary course)

Purchaser has no knowledge of any material adverse change to the oil and gas reserves of Purchaser since the effective date of the Purchaser GLJ Reserve Report;

(aa) **Title:** Purchaser is not aware of any defects, failures or impairments in the title of Purchaser and each of its subsidiaries and partners to its oil and gas properties or facilities whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by any third party, which in aggregate could have a material adverse effect, financial or otherwise, on the business of Purchaser;

(bb) **Taxes:** except as disclosed in writing to Vendor, Purchaser (and each of its subsidiaries if the impact is material) has duly and timely filed, in proper form, returns in respect of taxes under the *Income Tax Act*, the *Alberta Corporate Tax Act* (Alberta), the income tax legislation of any other province of Canada or any foreign country in which it carries on business or to the jurisdiction of which it is otherwise subject, the *Mines and Minerals Tax Act* (Alberta), the *Freehold Mineral Rights Tax Act* (Alberta) and similar legislation of other provinces having jurisdiction over the affairs of Purchaser and each of its subsidiaries, and the *Excise Tax Act* (Canada) for all prior periods in respect of which such filings have heretofore been required, and all taxes shown thereon and all taxes owing with respect to periods ending on or prior to December 31, 2004 have been paid or accrued on the books of Purchaser calculated in accordance with Canadian generally acceptable accounting principles and all payments by Purchaser and each of its subsidiaries to any non-resident of Canada have been made in accordance with all applicable legislation in respect of withholding tax; Purchaser and each of its subsidiaries has withheld from each payment made to any of its officers, directors, former directors and employees the amount of all taxes (including, without limitation, income tax) and other deductions required to be withheld therefrom and has paid the same to the proper tax or other authority within the time required under any applicable tax legislation; Purchaser and each of its subsidiaries has made all installment payments required to be made prior to the date hereof under all applicable tax legislation; and Purchaser and each of its subsidiaries has paid all taxes which are due and payable as at the date hereof;

(cc) **Permits and Licences:** To Purchaser's knowledge:

(i) Purchaser or the relevant operator has obtained all licences, permits, approvals and authorizations relating to the ownership, use or operation of its assets that are required under applicable law in order for Purchaser to own its assets and for the use and operation of its assets;

(ii) Purchaser has not received any notice of default under or non-compliance with the terms of any such licence, permit, approval or authorization; and

(iii) all such licences, permits, approvals and authorizations are in good standing;

except in all cases, where a contrary fact or circumstance would not have a material adverse effect; and

(dd) **Reporting Issuer:** Purchaser is a "reporting issuer" or has equivalent status in each of the provinces of British Columbia, Alberta, Saskatchewan, Ontario, Quebec and Nova Scotia, and its common shares are listed on the TSX, and Purchaser has not been notified of any default or alleged default by Purchaser of any requirement of securities and corporate laws, regulations, orders, notices and policies which remains outstanding.

6.4 Limitation

No claim under this Article 6 shall be made or be enforceable by a Party unless written notice of such claim, with reasonable particulars, is given by such Party to the Party against whom the claim is made within a period of twelve (12) months from the Closing Date. No claim shall be made by a Party in respect of the representations and warranties made by the other Party in this Agreement except pursuant to this Article 6 or Sections 7.4 and 7.5.

ARTICLE 7
INDEMNITIES

7.1 General Indemnity

Purchaser shall be liable to Vendor for and shall, in addition, indemnify Vendor from and against all Losses and Liabilities suffered, sustained, paid or incurred by Vendor which arise out of any matter or thing occurring or arising from and after the Effective Time and which relates to the Assets, provided that Purchaser shall not be liable to Vendor under this section 7.1 in respect of Losses and Liabilities that are directly related to a breach of Vendor's representations and warranties under section 6.1 that has been notified by Purchaser to Vendor within a period of twelve (12) months from the Closing Date.

7.2 Abandonment and Reclamation

Purchaser shall be responsible for the timely performance of all Abandonment and Reclamation Obligations pertaining to the Assets. Purchaser shall be liable to Vendor for and shall, in addition, indemnify Vendor from and against all Losses and Liabilities suffered, sustained, paid or incurred by Vendor should Purchaser fail to perform such Abandonment and Reclamation Obligations.

7.3 Environmental Matters

Purchaser shall be liable to Vendor for and shall, in addition, indemnify Vendor from and against all Losses and Liabilities suffered, sustained, paid or incurred by Vendor which pertain to Environmental Liabilities pertaining to or caused by the Assets or operations thereon or related thereto, however and by whomsoever caused, and whether such Environmental Liabilities occur or arise in whole or in part prior to, at or subsequent to the Effective Time. Purchaser shall not be entitled to exercise and hereby waives any rights or remedies Purchaser may now or in the future have against Vendor in respect of such Environmental Liabilities, whether such rights and remedies are pursuant to the common law or statute or otherwise, including without limitation, the right to name Vendor as a third party to any action commenced by any Third Party against Purchaser.

7.4 Vendor's Indemnities for Representations and Warranties

Vendor shall be liable to Purchaser for and shall, in addition, indemnify Purchaser from and against, Losses and Liabilities suffered, sustained, paid or incurred by Purchaser because of any of the representations and warranties contained in Section 6.1 being inaccurate or untruthful, provided that written notice of such claim, with reasonable particulars, is given by Purchaser to Vendor within a period of twelve (12) months from the Closing Date.

7.5 Purchaser's Indemnities for Representations and Warranties

Purchaser shall be liable to Vendor for and shall, in addition, indemnify Vendor from and against, Losses and Liabilities suffered, sustained, paid or incurred by Vendor because of any of the representations and warranties contained in Section 6.3 being inaccurate or untruthful, provided that written notice of such claim, with reasonable particulars, is given by Vendor to Purchaser within a period of twelve (12) months from the Closing Date.

7.6 General Limitation on Liability

The indemnities provided in Sections 7.1 to 7.5 inclusive (whether in respect of a Third Party claim or direct damages suffered by a Party or its Representatives or otherwise) shall not apply to the extent that the Losses and Liabilities are reimbursed by insurance or are caused by the gross negligence, wilful default or wilful misconduct of the Party claiming indemnity or any of such Party's Representatives.

7.7 Limitations and Exclusions

(a) Notwithstanding anything herein to the contrary, neither Party nor any of such Party's Representatives shall have any liability or obligation to indemnify the other Party or its Representatives in respect of any breach of any representation, warranty, covenant or any indemnity herein or hereunder or in any document delivered pursuant hereto in respect of any individual matter unless the Losses and Liabilities suffered or incurred by the claiming Party (or its Representatives) in respect of such individual matter exceeds $50,000 and the indemnifying party shall be liable to the claiming party for all such Losses and Liabilities. For clarity such $50,000 amount shall be a threshold and not a deductible.

(b) Notwithstanding herein anything to the contrary, no Party or its Representatives shall have any liability to the other Party or its Representatives hereunder in respect of any Losses and Liabilities that consist of indirect, special, consequential or punitive damages.

ARTICLE 8
MAINTENANCE OF ASSETS

8.1 Maintenance of Assets Prior to Closing

During the Interim Period, Vendor shall, to the extent that the nature of its interest permits, and subject to the Title and Operating Documents and any other agreements and documents to which the Assets are subject:

(a) maintain the Assets in a proper and prudent manner in accordance with good oil and gas industry practices, including maintaining adequate insurance, in material compliance with all applicable laws, rules, regulations, orders and directions of governmental and other competent authorities;

(b) without the prior written consent of Purchaser, refrain from committing any single expenditure or series of related expenditures that exceeds $25,000 and that is not in the ordinary course of the business of Vendor;

(c) continue in force all existing policies of insurance or renewals thereof presently maintained by Vendor;

(d) pay or cause to be paid all costs and expenses relating to the Assets which become due from the date hereof to the Closing Date; and

(e) perform and comply with all covenants and conditions contained in the Title and Operating Documents and any other agreements and documents to which the Assets are subject.

8.2 Consent of Purchaser

Notwithstanding Section 8.1, during the Interim Period, Vendor shall not, without the written consent of Purchaser, which consent shall not be unreasonably withheld by Purchaser and which, if provided, will be provided in a timely manner:

(a) make any commitment or propose, initiate or authorize any capital expenditure with respect to the Assets in excess of $25,000 except in case of an emergency or in respect of amounts which Vendor are committed to expend or are deemed to authorize without their specific authorization or approval;

(b) surrender or abandon any of the Assets;

(c) conduct any activity or operations that would otherwise be detrimental to this Agreement;

(d) take any action, refrain from taking any action, permit any action to be taken or not taken, inconsistent with this Agreement, which might directly or indirectly interfere or affect the consummation of the transactions contemplated by this Agreement;

(e) amend or terminate any Title and Operating Documents or enter into any new agreement or commitment relating to the Assets; or

(f) sell, encumber or otherwise dispose of any of the Assets or any part or portion thereof except sales of Petroleum Substances in the normal course of business.

8.3 Purchaser's Covenants

Purchaser covenants and agrees that during the Interim Period:

(a) other than as contemplated herein, it will not, directly or indirectly, do or permit to occur any of the following:

(i) conclude any other material corporate acquisition or disposition, amalgamation, merger, arrangement or purchase or sale of assets or make any other material change to the business, capital or affairs of Purchaser; [none are contemplated prior to closing of the ELM/Optimum deals which will happen shortly. However this clause cannot apply to the Qwest transactions since closing may take several months]

(ii) split, combine or re-classify the outstanding shares of Purchaser, or declare, set aside or pay any distribution payable in respect of such shares;

(iii) redeem, purchase or offer to purchase any shares of Purchaser;

(iv) pay any distributions to its shareholders;

(v) conduct any activity or operations that would otherwise be detrimental to this Agreement; or

(vi) take any action, refrain from taking any action, permit any action to be taken or not taken, inconsistent with this Agreement, which might directly or indirectly interfere or affect the consummation of the transactions contemplated by this Agreement;

(b) will make all other necessary filings and applications under applicable federal, provincial and state laws and regulations in Canada required on the part of Vendor in connection with the transactions contemplated herein and take all reasonable commercial action necessary to be in compliance with such laws and regulations, including, without limitation, application to TSX for the approval of the issuance of the Shares; and

(c) will grant Vendor access to all files, information and data relating to Purchaser or its assets that are owned or in the possession of Purchaser for the purpose of permitting Vendor to conduct its due diligence of this transaction.

8.4 Following Closing

(a) Following Closing, in the event that legal title to any of the Assets has not been transferred to Purchaser, Vendor shall hold title to the Assets, or any portion thereof, in trust for Purchaser until all necessary notifications, registrations and other steps required to transfer such title to Purchaser have been completed.

(b) Following Closing, Vendor shall represent Purchaser in all matters arising under a Title and Operating Document until Purchaser is substituted as a party thereto in the place of Vendor, whether by novation, notice of assignment or otherwise, and in furtherance thereof:

(i) all payments relating to the Assets received by it pursuant to the Title and Operating Document, other than those to which it is entitled under Article 4, shall be received and held by Vendor as trustee for Purchaser and Vendor shall promptly remit such amounts to Purchaser;

(ii) Vendor shall forward all statements, notices and other information received by it pursuant to such Title and Operating Document that pertain to the Assets to Purchaser promptly following their receipt by Vendor; and

(iii) Vendor shall forward to other parties to the Title and Operating Document such notices and elections pursuant to such Title and Operating Document pertaining to the Assets as Purchaser may reasonably request.

(c) Purchaser shall indemnify and save harmless Vendor from and against all of Vendor's Losses and Liabilities arising as a consequence of the provisions of subsections 8.3(a) and (b) hereof, except to the extent caused by the gross negligence or wilful misconduct of Vendor or its servants, agents or employees. Acts or omissions taken by a Vendor or its servants or agents with the approval of Purchaser shall not constitute gross negligence or wilful misconduct of Vendor for purposes of this subsection.

(d) With respect to the certificate representing the Shares to be issued to the Vendor at Closing:

(i) Vendor acknowledges that such certificate shall have endorsed thereon the legend required by section 2.5(2)(3) of MI 45-102 Resale of Securities (the "Legend");

(ii) Purchaser agrees that it will instruct the registrar and transfer agent for its common shares to remove the Legend for any share certificates which result from the transfer of the Shares by the Vendor to the limited partners and the general partner of the Vendor provided that it receives a certificate from the General Partner of the Vendor stating that the aforesaid transfer is incidental to the bona fide dissolution and winding-up of the Vendor and an opinion from Vendor's Counsel respecting same addressed to Purchaser and Computershare Trust Company of Canada.

ARTICLE 9
THIRD PARTY RIGHTS AND CONSENTS

9.1 Consents

Where an assignment of any of the Assets requires the consent of Third Parties, Vendor shall use all reasonable efforts to obtain such consents prior to Closing. After Closing, Vendor shall cooperate with Purchaser in Purchaser's attempts to secure such consents, to the extent that such consents have not been obtained prior to Closing.

ARTICLE 10
GENERAL

10.1 Further Assurances

Each Party will, from time to time and at all times after Closing, without further consideration, do such further acts and deliver all such further assurances, deeds and documents as shall be reasonably required in order to fully perform and carry out the terms of this Agreement.

10.2 No Merger

Subject to the limitations set forth herein, the covenants, representations, warranties and indemnities contained in this Agreement shall survive Closing and shall not merge in any assignments, conveyances, transfers or other documents executed and delivered at or after Closing, notwithstanding any rule of law, equity or statute to the contrary and such rules are hereby waived.

10.3 Entire Agreement

This Agreement supersedes all other written agreements that predate this Agreement, as well as any verbal understanding among the Parties relating to the subject matter hereof.

10.4 Non-Applicability of Contra Proferentum

The Parties acknowledge that they participated equally in the negotiation and preparation of this Agreement. Any legal rule of construction that would cause this Agreement to be construed against the Party that assumed primary responsibility for drafting this Agreement because of that role will not apply to this Agreement.

10.5 Governing Law

This Agreement shall be subject to and interpreted, construed and enforced in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated as a contract made in the Province of Alberta. The Parties irrevocably attorn and submit to the jurisdiction of the courts of the Province of Alberta and courts of appeal therefrom in respect of all matters arising out of this Agreement.

10.6 Assignment

Neither Party may assign any of its interests in or under this Agreement prior to the Closing Date without the prior consent of the other Party, which consent may be unreasonably withheld.

10.7 Enurement

This Agreement shall be binding upon and shall enure to the benefit of the Parties and their respective administrators, trustees, receivers, successors and permitted assigns.

10.8 Time of Essence

Time shall be of the essence in this Agreement.

10.9 Notices

The address and facsimile number of each Party for notices shall be as follows:

Vendor: Optimum Qwest Q4 Limited Partnership
c/o ELM Energy Management Ltd.
#200, 118-8th Avenue SW
Calgary, Alberta T2P 1B3

Attention: Neal Gledhil
Facsimile: (403) 266-6809

Purchaser: Rock Energy Inc.
Suite 1750 Watermark Tower
530 – 8th Avenue S.W.
Calgary, Alberta T2P 3S8

Attention: Allen Bey, President
Facsimile: 234-0598

Any notice, communication or statement (a "**notice**") required, permitted or contemplated hereunder shall be in writing and shall be delivered as follows:

(a) by delivery to a Party between 8:00 a.m. and 4:00 p.m. on a Business Day at the address of such Party for notices, in which case the notice shall be deemed to have been received by that Party when it is delivered; or

(b) by facsimile to a Party to the facsimile number of such Party for notices, in which case, if the notice was faxed prior to 4:00 p.m. on a Business Day the notice shall be deemed to have been received by that Party when it was faxed and if it was faxed on a day which is not a Business Day

or is faxed after 4:00 p.m. on a Business Day, it shall be deemed to have been received on the next following Business Day.

A Party may from time to time change its address for service or its facsimile number for service by giving written notice of such change to the other Party.

10.10 Invalidity of Provisions

In case any of the provisions of this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality or enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

10.11 Waiver

No waiver by any Party of any breach (whether actual or anticipated) of any of the terms, conditions, representations or warranties contained herein shall take effect or be binding upon that Party unless the waiver is expressed in writing under the authority of that Party. Any waiver so given shall extend only to the particular breach so waived and shall not limit or affect any rights with respect to any other or future breach.

10.12 Remedies Generally

No failure on the part of any Party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or remedy preclude any other or further exercise thereof or the exercise of any other right or remedy in law or in equity or by statute or otherwise conferred.

10.13 Amendment

This Agreement shall not be varied in its terms or amended by oral agreement or by representations or otherwise other than by an instrument in writing dated subsequent to the date hereof, executed by a duly authorized representative of each Party.

10.14 Public Announcements

Until Closing has occurred, no Party shall release any information concerning this Agreement and the transactions herein provided for without the prior written consent of the other Party, which consent shall not be unreasonably withheld. Nothing contained herein shall prevent a Party at any time from furnishing information to any governmental agency or regulatory authority including applicable recognized stock exchanges and securities commissions, or to the public if required by applicable law, provided that the Parties shall advise each other in advance of any public statement which they propose to make.

10.15 Execution

This Agreement may be executed in counterpart and provided by facsimile and all executed counterparts provided by facsimile or otherwise together shall constitute one agreement.

10.16 Subrogation and Substitution

Insofar as possible, each Party shall have full rights of substitution and subrogation in and to all covenants, representations and warranties by others previously given or made respecting the Assets and the transactions contemplated herein.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the day and year first above written.

ROCK ENERGY INC.

Per: ______________________

Per: ______________________

OPTIMUM QWEST Q4 LIMITED PARTNERSHIP

Per: ______________________

Per: ______________________

This is the execution page of an Asset Purchase and Sale Agreement dated as of March 14, 2005 between Optimum Qwest Q4 Limited Partnership as Vendor and Rock Energy Inc. as Purchaser.

File No. 82-34785

ASSET PURCHASE AND SALE AGREEMENT

960326 ALBERTA LTD.

(as Vendor)

- and -

1143734 ALBERTA LTD.

(as Purchaser)

- and –

DATED AS OF MARCH 14, 2005

TABLE OF CONTENTS

SCHEDULES:

ASSET PURCHASE AND SALE AGREEMENT

THIS AGREEMENT made as of the 14th day of March, 2005,

BETWEEN:

960326 ALBERTA LTD., a corporation incorporated pursuant to the laws of Alberta (hereinafter referred to as "Vendor")

\- and -

1143734 ALBERTA LTD., a corporation incorporated pursuant to the laws of Alberta (hereinafter referred to as "Purchaser")

WHEREAS Vendor wishes to sell the Assets and Purchaser wishes to purchase the Assets subject to and in accordance with the terms and conditions hereof;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and the mutual covenants and agreements hereinafter set forth, the Parties agree and covenant as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, including the recitals and the Schedules:

(a) "**Abandonment and Reclamation Obligations**" means all obligations to abandon the Wells and restore and reclaim the sites thereof, to decommission and remove the facilities and equipment comprised in the Tangibles and restore and reclaim the sites thereof and to reclaim and restore the lands to which the Surface Rights relate, including such obligations relating to Wells that were abandoned prior to the Effective Time;

(b) "**AFEs**" means the authorities for expenditure, if any, set forth in Schedule E;

(c) "**this Agreement**", " **herein**", "**hereto**", "**hereof**" and similar expressions refer to this Agreement of Purchase and Sale as amended from time to time;

(d) "**Aggregate Assets**" means all oil and gas properties held by ELM Energy Management Ltd. as drilling manager for itself and for other parties involved in concurrent transactions with Purchaser;

(e) "**Applicable Laws**" means applicable corporate and securities laws, regulations and rules, all policies thereunder and rules of applicable stock exchanges;

(f) "**Assets**" means the Petroleum and Natural Gas Rights, the Tangibles and the Miscellaneous Interests;

(g) **"Base Purchase Price"** means $189,781, subject to adjustment as provided herein;

(h) **"Business Day"** means any day which is not a Saturday, Sunday or statutory holiday in Calgary, Alberta;

(i) **"Closing"** means the transfer of legal and beneficial ownership of the Assets from Vendor to Purchaser and the completion of other matters incidental thereto as herein provided for;

(j) **"Closing Date"** means the later of (i) April 7, 2005 and (ii) the date which is one Business Day after Rock Energy Inc. has received regulatory approval to issue the Rock Energy Inc. shares pursuant to a share sale agreement dated on the date herein with Vendor, provided the Closing Date shall not be later than April 15, 2005;

(k) **"Closing Time"** means 9:59 a.m. Calgary time on the Closing Date, or such other time as mutually agreed to by the Parties;

(l) **"Consideration"** has the meaning ascribed thereto in Section 2.1;

(m) **"Data"** means all records, data and information owned by Vendor including Seismic Data directly relating to the Petroleum and Natural Gas Rights or the Tangibles, including well files, lease files, agreement files and production records (including the Title and Operating Documents);

(n) **"Effective Time"** means 12:01 a.m., Calgary time, on the 1st day of January, 2005;

(o) **"Environmental Liabilities"** means all environmental liabilities that relate to the Assets or that arise in connection with the ownership thereof or operations pertaining thereto, including, without limitation, liabilities related to or arising from:

   (i) transportation, storage, use or disposal of toxic or hazardous substances;

   (ii) release, spill, escape or emission of toxic or hazardous substances; or

   (iii) pollution or contamination of or damage to the environment;

   including, without limitation, liabilities to compensate Third Parties for damages and losses resulting from the items described in items (i), (ii) and (iii) above (including, without limitation, damage to property, personal injury and death) and obligations to take action to prevent or rectify damage to or otherwise protect the environment and, for purposes of this Agreement, "the environment" includes , without limitation, the air, the surface and subsurface of the earth, bodies of water (including, without limitation, rivers, streams, lakes and aquifers) and plant, human and animal life;

(p) **"GST"** means the goods and services tax payable pursuant to the GST Legislation;

(q) **"GST Legislation"** means the *Excise Tax Act*, 1980 RSC, c. E-15, as amended and the regulations thereunder;

(r) **"General Conveyance"** means the general conveyance in the form of Schedule "F";

(s) **"Interim Period"** means the period between the Effective Time and the Closing Date;

(t) **"Lands"** means the Petroleum Substances within, under or upon the lands described in the Land Schedule, subject to the restrictions and exclusions set forth therein as to Petroleum Substances and geological formations, and any other interests in oil and gas properties legally or beneficially owned by Vendor;

(u) **"Land Schedule"** means Schedule "A";

(v) **"Leases"** means the leases, licenses, permits and similar documents of title described in the Land Schedule by virtue of which the holder thereof is entitled to drill for, win, take, own or remove Petroleum Substances within, upon or under the Lands and includes, if applicable, all renewals and extensions of such documents and all documents issued in substitution therefore;

(w) **"Losses and Liabilities"** means, in relation to a Party, losses, costs, damages and expenses which such Party suffers, sustains, pays or incurs including legal fees on a "solicitor and his own client" basis;

(x) **"Miscellaneous Interests"** means Vendor's interests in all property, assets, interests and rights (other than the Petroleum and Natural Gas Rights and the Tangibles) directly related to the Petroleum and Natural Gas Rights or the Tangibles but only to the extent such property, assets, interests and rights are directly related to Petroleum and Natural Gas Rights or the Tangibles, including without limitation any and all of the following:

  (i) contracts and agreements directly related to the Petroleum and Natural Gas Rights or the Tangibles including, without limitation, the Title and Operating Documents;

  (ii) the Surface Rights;

  (iii) the Data; and

  (iv) the Wells, including well bores and casing,

  but specifically excludes (a) Petroleum Substances produced prior to the Effective Time and (b) accounts receivable accruing prior to the Effective Time;

(y) **"Parties"** means the parties to this Agreement and "Party" means any one of them;

(z) **"Permitted Encumbrances"** means:

  (i) liens for taxes, assessments and governmental charges for which payment is not due;

  (ii) liens incurred or created in the ordinary course of business as security in favour of the person who is conducting the development or operation of the property to which such liens relate for Vendor's proportionate share of costs and expenses of such development or operation for which payment is not due;

  (iii) mechanics', builders' and materialmen's liens in respect of services rendered or goods supplied for which payment is not due;

  (iv) easements, rights of way, servitudes and other similar rights in land (including, without limitation, rights of way and servitudes for roads; railways; sewers; drains; gas and oil

pipelines; gas and water mains and electric light, power, telephone, telegraph and cable television conduits, poles, wires and cables);

(v) the right reserved to or vested in any municipality or government or other public authority by the terms of any lease, license, franchise, grant or permit or by any statutory provision, to terminate any such lease, license, franchise, grant or permit or to require annual or other periodic payments as a condition of the continuance thereof;

(vi) rights of general application reserved to or vested in any governmental authority to levy taxes on Petroleum Substances or any of them or the income therefrom, and governmental requirements and limitations of general application;

(vii) royalty burdens, liens, adverse claims, penalties, reductions in interests and other encumbrances set out (A) in the Land Schedule or (B) in the Title and Operating Documents to the extent that they would constitute Permitted Encumbrances under section 1.1(z)(i) to (vi) and (viii); and

(viii) the reservations, limitations, provisions and conditions in any original grants from the Crown or freehold lessors of any of the Lands or interests therein and statutory exceptions to title;

(aa) "**Petroleum and Natural Gas Rights**" means (i) all of the interest of Vendor in the Leases (to the extent they pertain to the Lands) including, without limitation, the interests that are attributed to Vendor in the Land Schedule, (ii) the fee simple interests (if any) in mines and minerals in the Lands attributed to Vendor in the Land Schedule, and (iii) all of the interest of Vendor (if any) in royalties, net profits interests and similar interests including, without limitation, the interests attributed to Vendor in the Land Schedule;

(bb) "**Petroleum Substances**" means crude oil, petroleum, natural gas, natural gas liquids, coalbed methane and other related hydrocarbons (except coal) and any and all other substances (including sulphur), whether liquid, solid or gaseous and whether hydrocarbons or not, produced in association therewith, the rights to which are granted pursuant to the Leases;

(cc) "**Prime Rate**" means the rate of interest, expressed as a rate per annum, designated by the main branch in Calgary of the Royal Bank of Canada, as the reference rate used by it to determine rates of interest charged by it on Canadian dollar commercial loans made in Canada and which is announced by such bank, from time to time, as its prime rate, provided that whenever such bank announces a change in such reference rate, the "Prime Rate" shall correspondingly change effective on the date the change in such reference rate is effective;

(dd) "**Right of First Refusal**" means a right of first refusal, preemptive right of purchase or similar right whereby a Third Party has the right to acquire or purchase a portion of the Assets as a consequence of Vendor having agreed to sell the Assets to Purchaser in accordance herewith;

(ee) "**Sale, Processing and Transportation Agreements**" means agreements for the sale of Petroleum Substances produced from the Lands or lands pooled or unitized therewith and agreements providing for the gathering, transportation, compression, processing, treatment or storage of Petroleum Substances produced from the Lands or lands pooled or unitized therewith, if any, set out in Schedule "C";

(ff) **"Seismic Data"** means seismic data owned by the Vendor, including surveyors' ground elevation records, shot point maps, drillers' logs, shooters' records, seismograph records, seismograph magnetic tapes, monitor records, field records and record sections, excluding maps and interpretations made therefrom;

(gg) **"Shares"** means 189,781 common shares in the capital of the Purchaser;

(hh) **"Specific Conveyances"** means all conveyances, assignments, transfers, novations and other documents or instruments that are reasonably required or desirable, in accordance with normal oil and gas industry practices, to convey, assign and transfer the Assets to Purchaser, or its nominee, and to novate Purchaser, or its nominee, into the Title and Operating Documents in the place and stead of Vendor with respect to the Assets;

(ii) **"Surface Rights"** means all rights to use or occupy the surface of lands (including, but not limited to, the Lands) which are used or held for use in connection with the Petroleum and Natural Gas Rights or the Tangibles, including rights to enter upon and occupy the surface of lands on which the Tangibles and the Wells are located and rights to use the surface of lands to gain access thereto;

(jj) **"Take or Pay Obligations"** means take or pay and similar obligations related to the Assets arising after the Effective Time as a result of payments made prior to the Effective Time by or on behalf of buyers of Petroleum Substances in lieu of or in satisfaction of their obligations to buy Petroleum Substances, including obligations to sell or deliver Petroleum Substances or any of them to a Third Party after the Effective Time without being entitled in due course to receive and retain full payment for such Petroleum Substances and obligations to repay such payments and\or interest thereon;

(kk) **"Tangibles"** means the interests of Vendor that are directly related to the Petroleum and Natural Gas Rights in all other tangible depreciable property and assets used or intended to be used in producing, processing, gathering, treating, storing, measuring or injecting Petroleum Substances or any of them from the Lands or lands pooled or unitized therewith or in connection with water injection or removal operations that pertain to the Petroleum and Natural Gas Rights, including, without limitation, all Wells, gas plants, oil batteries, production equipment, pipelines, pipeline connections, meters, dehydrators, motors, compressors, treaters, dehydrators, scrubbers, separators, pumps, tanks, boilers, inventory, and communication equipment;

(ll) **"Third Party"** means any partnership, corporation, trust, unincorporated organization, union, government, governmental department or agency, individual or any heir, executor, administrator or other legal representative of an individual other than a Party;

(mm) **"Title and Operating Documents"** means, to the extent directly related to the Petroleum and Natural Gas Rights or the Tangibles, (i) the Leases, (ii) assignments, trust declarations, operating agreements, royalty agreements, overriding royalty agreements, gross overriding agreements, participation agreements, farm-in agreements, sale and purchase agreements, pooling agreements, common stream agreements, easements, surface leases and pipeline crossing agreements, (iii) Sale, Processing and Transportation Agreements; (iv) agreements for construction, ownership and operation of gas plants, gas gathering systems and other facilities, (v) permits, licenses and approvals and (vi) other agreements which relate to the Petroleum and Natural Gas Rights or the Tangibles or the ownership, operation or exploitation thereof;

(nn) **"Vendor's Counsel"** means Bennett Jones LLP;

(oo) **"Vendor Financial Statements"** means the audited property financial statements relating to the Assets for the three year period ended December 31, 2004 to be provided by Vendor, to the extent reasonably possible, within 30 days after Closing;

(pp) **"Vendor GLJ Reserve Report"** means the reserve report effective December 31, 2004 prepared by GLJ on the petroleum and natural gas reserves of the Vendor; and

(qq) **"Wells"** means all wells (including without limitation producing, shut-in, suspended, capped, abandoned, injection and disposal wells) located on the Lands or lands pooled or unitized therewith.

1.2 Article, Section and Schedule References

Except as otherwise expressly provided, a reference in this Agreement to an "Article", "section", "subsection", "paragraph" or "Schedule" is a reference to an Article, Section, subsection, paragraph or schedule of or to this Agreement.

1.3 Interpretation Not Affected by Headings

The headings in this Agreement are for convenience only and shall not affect the construction or interpretation of this Agreement.

1.4 Included Words

When the context reasonably permits, words suggesting the singular shall be construed as suggesting the plural and vice versa, and words suggesting one gender shall be construed as suggesting other genders.

1.5 Schedules

The following Schedules are attached to and form a part of this Agreement:

Schedule "A"	-	Land Schedule
Schedule "B"	-	Intentionally left blank
Schedule "C"	-	Sale, Processing and Transportation Agreements
Schedule "D"	-	Lawsuits and Claims
Schedule "E"	-	Authorizations for Expenditure
Schedule "F"	-	General Conveyance
Schedule "G"	-	Officer's Certificate of Vendor
Schedule "H"	-	Officer's Certificate of Purchaser

Wherever any term or condition, express or implied, of such Schedules conflicts or is at variance with any term or condition in the body of this Agreement, such term or condition in the body of this Agreement shall prevail.

1.6 Currency

All currency references herein shall refer to Canadian dollars.

1.7 Knowledge

Where in this Agreement a Party makes a representation or warranty on the basis of knowledge or awareness of such Party, such knowledge or awareness consists only of the actual knowledge or awareness of the officers of such Party without further inquiry.

ARTICLE 2
PURCHASE AND SALE

2.1 Purchase and Sale

Upon the terms and subject to the conditions of this Agreement, Purchaser hereby agrees to purchase the Assets from Vendor and Vendor hereby agrees to sell and convey the Assets to Purchaser on the Closing Date at and for a consideration (the "**Consideration**") of 189,781 common shares of the Purchaser (the "**Shares**"), which the Parties agree have an aggregate value of $189,781 (the "**Shares Value**"). The Shares Value shall be referred to as the "**Base Purchase Price**".

2.2 Closing Funds

On the Closing Date, Purchaser shall deliver to Vendor the Shares, duly issued in the name of Vendor.

2.3 Allocation of Base Purchase Price

Subject to the adjustments made pursuant to Article 4, the Base Purchase Price shall be allocated among the Assets as follows:

(a)	to Petroleum and Natural Gas Rights	$	151,824.00
(b)	to Tangibles	$	37,956.00
(c)	to Miscellaneous Interests	$	1.00
	TOTAL	$	189,781.00

2.4 Section 85 Tax Election

The Parties agree that the sale and transfer of the Assets hereunder shall be made pursuant to the provisions of section 85 of the *Income Tax Act* (Canada), and that the agreed amounts for the transfer of the Assets, for the purposes of section 85 of the Act, shall be determined by the Vendor in its sole discretion, provided such agreed amounts shall be within the limits provided in the Act. Each Party agrees to execute, deliver and file such documents, election forms and the like as may be necessary to effect the same. Each Party covenants not to dissolve (or liquidate substantially all of its assets) until such election forms and documents have been executed, delivered and filed.

2.5 GST

(a) The Consideration does not include GST.

(b) Purchaser and Vendor shall elect jointly pursuant to subsection 167 of the GST Legislation with respect to the Assets (excluding the Petroleum and Natural Gas Rights). Purchaser shall prepare and file the prescribed form within the time referred to in subsection 167 of the GST Legislation.

(c) If the election contemplated in subsection 2.5(b) is determined to be invalid then Purchaser shall pay, in a timely fashion, to the appropriate government authority any applicable GST and any interest or penalties thereon in respect of the Assets.

(d) If the amount of any GST paid by Purchaser pursuant to this Section 2.5 is subject to audit by the relevant government authority, and it is determined by that government authority that an additional amount of tax or interest or penalties should be assessed, Purchaser shall be solely responsible for the payment of such additional amount.

(e) If, as a result of any adjustment made pursuant to Article 4, the amount of GST is increased or decreased, such increase or decrease shall be for the account of the Purchaser.

ARTICLE 3
CLOSING

3.1 Place of Closing

Unless otherwise agreed to in writing by the Parties, Closing shall take place at the Closing Time on the Closing Date at the offices of Vendor's Counsel.

3.2 Effective Time of Transfer

The transfer and assignment of the Assets from Vendor to Purchaser shall be effective as of the Effective Time. However, possession and title to the Assets shall not pass to Purchaser until Closing.

3.3 Deliveries at Closing

(a) At Closing, Vendor shall table the following:

(i) a certified copy of a special resolution of the shareholders and a certified copy of a resolution of the directors of the Vendor authorizing the execution and delivery of this Agreement and the completion of the sale of the Assets and all other transactions herein;

(ii) an officer's certificate of the Vendor in the form of Schedule G confirming the matters referred to in Section 6.1;

(iii) the section 167 GST election;

(iv) the section 85 rollover elections; and

(v) such other items as may be specifically required hereunder.

In addition, Vendor will execute the General Conveyance tabled by Purchaser.

(b) At Closing, Purchaser shall table the following:

(i) a certified copy of resolutions of the board of directors of Purchaser authorizing the execution and delivery of this Agreement and the completion of the purchase of the Assets and all other transactions herein;

(ii) the General Conveyance fully executed by Purchaser;

(iii) the amounts payable at Closing on account of the Consideration in accordance with Section 4;

(iv) an officer's certificate of Purchaser in the form of Schedule H confirming the matters referred to in Section 6.3;

(v) the share certificate or certificates representing the Shares issued in the name of Vendor; and

(vi) such other items as may be specifically required hereunder.

(c) The items tabled at Closing pursuant to subsections 3.3(a) and (b) shall be held in escrow until all of such items have been tabled, whereupon such escrow shall be terminated and the items described in subsection 3.3(a) shall be delivered to Purchaser and the items described in subsection 3.3(b) shall be delivered to Vendor and the Closing shall have occurred.

3.4 Delivery of Data

Vendor shall, as soon as is practicable after Closing, deliver to Purchaser original copies of the Data which they have in their possession, provided that if Vendor retains any interest in any property to which any of the Data relates, Vendor may retain a photocopy of such Data. If reasonably required by Vendor after Closing for the completion of tax returns or dealing with tax matters, Purchaser shall make original copies of Data available to Vendor.

3.5 Specific Conveyances

Vendor shall prepare the Specific Conveyances before Closing and circulate to Third Parties. Purchaser shall register all Specific Conveyances that require registration. Purchaser shall bear all costs incurred in registering any Specific Conveyances and registering any further assurances required to convey the Assets to it. Purchaser shall register all such Specific Conveyances promptly after Closing.

ARTICLE 4
ADJUSTMENTS

4.1 Costs and Revenues to be Apportioned

(a) Except as otherwise provided in this Article 4 and subject to all other provisions of this Agreement, the Parties will adjust and apportion expenditures and revenues of every kind and nature incurred, payable or paid in respect of the operation of the Assets including operating, maintenance, development and capital costs, proceeds from the sale of Petroleum Substances, royalties, property taxes, gas cost allowance (or similar allowances), prepayments and deposits, duties, taxes and assessments (other than income taxes), as at the Effective Time.

(b) The Vendor is entitled to the revenues and benefits from the ownership and operation of the Assets accrued prior to the Effective Time and is responsible for and will pay for the expenditures pertaining to the ownership, operation and development of the Assets incurred prior to the Effective Time.

(c) The Purchaser is entitled to the revenues and benefits from the ownership and operation of the Assets accrued from and after the Effective Time and is responsible for and will pay for the

expenditures pertaining to the ownership, operation and development of the Assets incurred from and after the Effective Time.

(d) All statements prepared under this Article 4 will be prepared as contemplated herein and in accordance with generally accepted accounting principles applying the accrual method.

(e) Two Business Days prior to the Closing Date, the Vendor shall deliver to the Purchaser a written interim statement of adjustments under this Agreement and the Vendor will make available to representatives of the Purchaser all information necessary for the Purchaser to confirm the calculations in the statement. The Parties will cooperate in settling the adjustments and payment to be made on an interim basis and the amount so agreed will be employed for the purposes of the Closing and completion of the transactions contemplated by this Agreement. For the purposes of the interim statement of adjustments, there shall be an accrual of net operating revenue from the Assets.

(f) By September 15, 2005, the Parties will have cooperated and prepared a final statement of all adjustments and payments to be made pursuant to this Agreement. Upon agreement as to all adjustments and payments to be made, the net amount will be remitted by the Party who in the net result is obliged to make payment and in the event Purchaser is entitled to an adjustment in its favour, such amount shall be set-off from any amount paid to Vendor under Section 2.2. No further adjustment shall be permitted or effected after September 15, 2005, subject to 4.1(h) and (i).

(g) Notwithstanding the preceding subclause, each Party will have the right, following the Closing Date until September 15, 2005, to examine, copy and audit the records of the other Parties relative to the Assets for the purpose of effecting or verifying adjustments required under this Article. The auditing Party will, upon reasonable notice, conduct that audit at its sole expense during normal business hours at the offices of the audited Party or at such other premises where those records are maintained. Any claims of discrepancies disclosed by that audit will be made in writing to the audited Party as soon as reasonably practicable. That Party will respond in writing to any such claims as soon as reasonably practicable. The Parties will use good faith efforts to resolve any outstanding claims of discrepancies by September 15, 2005.

(h) If the Parties cannot resolve any outstanding claims of discrepancies by September 15, 2005 pursuant to section 4.1(g), the matter may be referred to binding arbitration by either Party under the provisions of the *Arbitration Act* (Alberta) provided notice of such claim must be given by the claiming Party to the other Party on or before September 15, 2005. Nothing in this section 4.1 shall be construed as permitting an adjustment resulting from a re-assessment of the value of the Assets. No net adjustment(s) for the benefit of Purchaser shall exceed in the aggregate the Holdback Amount, and the Vendor shall have no liability pursuant to this section 4.1 in excess of the Holdback Amount.

(i) Notwithstanding section 4.1(f), the Parties acknowledge that any net benefits to Vendor resulting from all joint venture and other audits commenced by Vendor or its agents before September 15, 2005 respecting periods prior to the Effective Time shall be credited to Vendor (and paid in conjunction with the remittance of any funds pursuant to Section 2.2) if such benefits have either been received by Purchaser on behalf of Vendor prior to September 15, 2005, or the payor of such amount has confirmed in writing to each of Vendor and Purchaser by September 15, 2005 that the amount is owing and that it will be paid to Purchaser as soon as reasonably practicable.

(j) All payments made after the Effective Time are to be paid within fifteen (15) days after the amount is determined and, if not paid within the fifteen (15) days, will thereafter bear interest until paid at a rate of interest equal to the Prime Rate plus one (1%) percent compounded annually.

(k) All freehold mineral taxes, surface and mineral lease rentals and any similar payments made by the Vendor to preserve any of the Leases or any Surface Rights shall be apportioned between the Vendor and the Purchaser as at the Effective Time.

ARTICLE 5
CONDITIONS OF CLOSING

5.1 Purchaser's Conditions

The obligation of Purchaser to purchase the Assets pursuant hereto is subject to the satisfaction at or prior to the Closing Date of the following conditions, which are for the exclusive benefit of Purchaser and may be waived by Purchaser:

(a) **Representations**: the representations and warranties made by Vendor in Section 6.1 hereof shall be true as of the Closing Date as if made on and as of such date (except for representations and warranties which refer to another date, which shall be true as of that date) and Vendor shall have provided to Purchaser a certificate of two officers of Vendor certifying as to such matters on the Closing Date and Purchaser shall have no knowledge to the contrary;

(b) **Opinion:** Vendor shall have provided Purchaser and Burnet, Duckworth & Palmer LLP with opinions of Vendor's Counsel, dated the Closing Date and addressed to Purchaser and to Burnet, Duckworth & Palmer LLP, to the effect that:

(i) Vendor is duly incorporated and validly existing under the laws of the Province of Alberta and Vendor has full power and authority to enter into this Agreement and perform its obligations hereunder;

(ii) all necessary corporate proceedings of Vendor have been taken to fully, validly and effectively authorize this Agreement and the transactions contemplated herein, the performance by Vendor of its obligations hereunder, and the execution and delivery by Vendor of this Agreement and all documents delivered pursuant hereto;

(iii) the execution and delivery by Vendor of this Agreement and all documents delivered pursuant hereto, the performance by Vendor of its obligations hereunder and thereunder and the consummation of the transactions contemplated herein and therein will not result in the breach of or violate any term or provision of the partnership agreement which governs Vendor; and

(iv) this Agreement has been, and the documents delivered pursuant hereto will be, duly executed and delivered by Vendor, as the case may be, and this Agreement is, and such other documents will be, valid and binding on Vendor and enforceable in accordance with their respective terms (subject to qualifications regarding the availability of equitable remedies and the general limitations in the enforcement of creditors' rights);

In giving such opinion, Vendor's Counsel may rely, in respect of matters governed by the laws of any jurisdiction other than the Province of Alberta or the laws of Canada applicable therein, upon

the opinion of local counsel in such jurisdiction provided that Vendor's Counsel is of the opinion that the opinion of such local counsel is one upon which Vendor's Counsel may properly rely and, in respect of matters of fact, upon certificates of the officers of Vendor or any other appropriate persons acceptable to Burnet, Duckworth & Palmer LLP;

(c) **No Material Change:** there shall have been no material adverse change, financial or otherwise, in the assets, liabilities, business, operations, prospects, affairs, capital or financial condition of Vendor from that disclosed in the Vendor's GLJ Reserve Report or any occurrences or circumstances which have resulted or might reasonably be expected to result in a material adverse change thereto (other than a change due to changes in general economic conditions (including commodity prices) applicable to corporations conducting business similar to that of Vendor) except as have been previously disclosed to Purchaser prior to the date hereof;

(d) **Obligations:** all obligations of Vendor contained in this Agreement to be performed prior to or at Closing shall have been timely performed in all material respects;

(e) **No Actions:** no action or proceeding shall have been instituted or threatened by anyone before any court or governmental agency to obtain damages in respect of this Agreement or to restrain or prohibit the consummation of the transactions contemplated herein; and

(f) **Deliveries:** all documents to be delivered by Vendor to Purchaser at Closing pursuant hereto shall have been delivered by Vendor to Purchaser at the time and in the form stipulated in this Agreement.

If any of the foregoing conditions has not been complied with or waived by Purchaser at or before the Closing Date, Purchaser may, in addition to any other remedies which it may have available to it, terminate its obligations to purchase the Assets by written notice to Vendor specifying what conditions have not been satisfied.

5.2 Vendor's Conditions

The obligation of Vendor to sell the Assets pursuant hereto is subject to the satisfaction at or prior to the Closing Date of the following conditions, which are for the exclusive benefit of Vendor and may be waived by Vendor:

(a) **Representations:** The representations and warranties made by Purchaser in Section 6.3 of this Agreement shall be true as of the Closing Date as if made on and as of such date (except for representations and warranties which refer to another date, which shall be true as of that date), Purchaser shall have provided to Vendor a certificate of one officer of Purchaser certifying as to such matters on the Closing Date and Purchaser shall have no actual knowledge to the contrary;

(b) **Opinion:** Purchaser shall have provided a Bennett Jones LLP opinion dated the Closing Date and addressed to Burnet, Duckworth & Palmer LLP relating to the following matters:

(i) Purchaser is a corporation duly continued and validly existing under the laws of the Province of Alberta and has full power and authority to enter into this Agreement and perform its obligations hereunder;

(ii) all necessary corporate proceedings of Purchaser have been taken to fully, validly and effectively authorize this Agreement and the transactions contemplated herein, the

performance by Purchaser of its obligations hereunder, and the execution an delivery by Purchaser of this Agreement and all documents delivered pursuant hereto;

(iii) the execution and delivery by Purchaser of this Agreement and all documents delivered pursuant hereto, the performance by Purchaser of its obligations hereunder and thereunder and the consummation of the transactions contemplated herein and therein will not result in the breach of or violate any term or provision of the articles or by-laws of Purchaser; and

(iv) this Agreement has been, and the documents delivered pursuant hereto will be, duly executed and delivered by Purchaser and this Agreement is, and such other documents will be, valid and binding on Purchaser and enforceable in accordance with their terms (subject to qualifications regarding the availability of equitable remedies and the general limitations on the enforcement of creditors' rights).

In giving such opinion, Bennett Jones LLP may rely, in respect of matters governed by the laws of any jurisdiction other than the Province of Alberta or the laws of Canada applicable therein, upon the opinion of local counsel in such jurisdiction provided that Bennett Jones LLP is of the opinion that the opinion of such local counsel is one upon which Bennett Jones LLP may properly rely and, in respect of matters of fact, upon certificates of senior officers of Purchaser or any other appropriate persons acceptable to Burnet, Duckworth & Palmer LLP;

(c) **No Material Change:** there shall have been no material adverse change, financial or otherwise, in the assets, liabilities, business, operations, prospects, affairs, capital or financial condition of Purchaser from that disclosed in the Purchaser's Financial Statements or any occurrences or circumstances which have resulted or might reasonably be expected to result in a material adverse change thereto (other than a change due to changes in general economic conditions (including commodity prices) applicable to corporations conducting business similar to that of Purchaser) except as have been previously disclosed to Vendor prior to the date hereof;

(d) **Obligations:** all obligations of Purchaser contained in this Agreement to be performed prior to or at Closing shall have been timely performed in all material respects; and

(e) **Payment and Deliveries:** all amounts to be paid or documents to be delivered by Purchaser to Vendor at Closing pursuant hereto shall have been paid or delivered, as the case may be, to Vendor by Purchaser at the time and in the form stipulated in this Agreement.

If any of the foregoing conditions precedent has not been complied with, or waived by Vendor at or before the Closing Date, Vendor may, in addition to any other remedies which it may have available to it, terminate its obligations to sell the Assets to Purchaser by written notice from Vendor to Purchaser specifying what conditions have not been satisfied.

5.3 Mutual Closing Conditions

The obligations of the Parties to complete the transactions contemplated herein are subject to fulfillment of the following conditions precedent on or before the Closing Date or such other time as is specified below:

(a) **Approval:** The board of directors and the shareholders of Vendor shall have authorized the completion of the purchase of the Assets and all other transactions herein;

(b) **No Action:** There shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

(i) makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the transactions contemplated by this Agreement or any other transactions contemplated herein; or

(ii) results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein; and

(c) **Consents:** Vendor and Purchaser shall have obtained all consents, approvals and authorizations (including, without limitation, all stock exchange, securities commission and other regulatory approvals) required or necessary in connection with the transactions contemplated herein on terms and conditions reasonably satisfactory to Vendor and Purchaser.

The foregoing conditions are for the mutual benefit of Purchaser and Vendor and may be waived, in whole or in part, by Purchaser and Vendor together, at any time. If any of the said conditions precedent shall not be complied with or waived as aforesaid on or before the date required for the performance thereof, Purchaser and Vendor may, in addition to the other remedies it may have at law or in equity, rescind and terminate this Agreement by written notice to the other Party.

5.4 Efforts to Fulfill Conditions Precedent

Each Party shall proceed diligently and in good faith and use all reasonable efforts to satisfy the conditions precedent which are for its benefit or the mutual benefits of the Parties, and assist in the satisfaction of the conditions precedent which are for the benefit of the other Party, such that all such conditions precedent can be fulfilled and satisfied as soon as practicable.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES

6.1 Representations and Warranties of Vendor

The Vendor represents and warrants to Purchaser that:

(a) **Standing:** the Vendor is a corporation duly formed and validly existing under the laws of Alberta, is authorized to carry on business in all jurisdictions in which the Assets are located, and now has all the requisite power and authority to sell, assign, transfer and convey the Assets to Purchaser in accordance with this Agreement;

(b) **No Conflicts:** the consummation of the transactions contemplated herein will not violate, nor be in conflict with, any of the constating documents, by-laws, agreements or other governing documents of the Vendor or any judgment, decree, order, law, statute, rule or regulation applicable to Vendor;

(c) **Execution of Documents:** this Agreement has been duly executed and delivered by the Vendor and all other documents (including the General Conveyance and the Specific Conveyances) executed and delivered by Vendor pursuant hereto will be duly executed and delivered by the Vendor, and this Agreement does, and such documents will, constitute legal, valid and binding

obligations of the Vendor enforceable in accordance with their respective terms, subject to bankruptcy, insolvency, preference, reorganization, moratorium and other similar laws affecting creditors' rights generally and the discretion of courts with respect to equitable or discretionary remedies and defences;

(d) **Finders' Fees:** Vendor has not incurred any obligation or liability, contingent or otherwise, for brokers' or finders' fees in respect of this transaction for which Purchaser shall have any obligation or liability;

(e) **No Authorizations:** no authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body exercising jurisdiction over the Assets or Vendor is required for the due execution, delivery and performance by Vendor of this Agreement, other than authorizations, approvals or exemptions previously obtained and currently in force;

(f) **Title:** except for the Permitted Encumbrances, the Assets are free and clear of all liens, mortgages, royalties, encumbrances and adverse claims created by, through or under Vendor; and, except as expressly set forth elsewhere in this Agreement, Vendor does not otherwise make any representation, warranty or covenant as to title to or the encumbrances or burdens affecting the Assets;

(g) **No Lawsuits or Claims:** Except as set forth in Schedule D, Vendor has not received notice of any actions, suits, proceedings or claims with respect to, or in any manner making a claim adverse to the ownership of the Assets or affecting the use or operation of the Assets, which if determined against Vendor would, individually or in the aggregate, have a material adverse effect on the Assets or any of them;

(h) **Rights of First Refusal:** The sale of the Assets pursuant hereto is not subject to any Rights of First Refusal created by, through or under Vendor, and the sale of the Assets by Vendor shall represent a sale of all or substantially all of Vendor's petroleum and natural gas rights in the province where the Assets are situated;

(i) **Sale, Processing and Transportation Agreements:** except as set forth in Schedule "C", Vendor is not a party to or bound by any Sale, Processing and Transportation Agreements which cannot be terminated without penalty on notice from Vendor of 60 days or fewer;

(j) **Take or Pay:** there are no Take or Pay Obligations related to the Assets;

(k) **No Default:** Vendor is not in default under and, to Vendor's knowledge, no condition exists that with notice or lapse of time or both would constitute a default under:

(i) any loan agreement, evidence of indebtedness, or instrument granting a security interest to which Vendor is a party and by which the Assets are bound; or

(ii) any judgment, order or injunction of any court, arbitrator or governmental entity;

which default or potential default would, either singly or in the aggregate, reasonably be expected to have a material adverse effect on the Assets or rights derived therefrom;

(l) **Operations:** Except to the extent that would not have a material adverse effect:

(i) where Vendor or any of its Affiliates was the operator, all Operations related to the Assets have been conducted in compliance with laws and regulations; and

(ii) where Vendor or any of its Affiliates was not the operator, to the knowledge of Vendor, all Operations related to the Assets have been conducted in compliance with laws and regulations;

except to the extent cured or rectified prior to the date hereof;

(m) **Production Allowables:** To Vendor's knowledge:

(i) none of the Wells has been produced in excess of applicable production allowables imposed by any law or regulations except to the extent that has been resolved through production penalties that are no longer applicable; and

(ii) Vendor has no knowledge of any impending change in production allowables imposed by applicable law or any governmental regulatory agency that may be applicable to any of the Wells, other than changes of general application;

(n) **Compliance with Law:** To Vendor's knowledge, Vendor and each of its subsidiaries and partnerships (if any) has complied with and is in compliance with all laws or regulations applicable to the operation of its business, including all Applicable Laws, except where failure to do so would not have a material adverse effect on the Assets, and Vendor has all licenses, permits, orders or approvals of, and has made all required registrations with, any government or regulatory body that are material to the Assets;

(o) **Outstanding AFEs:** Except as set forth in Schedule E, there are no outstanding authorizations for expenditure pertaining to any Assets or any other commitments, approvals or authorizations pursuant to which an expenditure may be required to be made in respect of the Assets after the Effective Time for which the share attributable to the Aggregate Assets exceeds $50,000;

(p) **ARTC:** The Assets are not restricted properties for the purpose of Alberta Royalty Tax Credit eligibility;

(q) **Obligations to ELM:** At Closing, Vendor shall have no obligations owing to 960326 Alberta Ltd. for which Purchaser might be responsible;

(r) **Royalties Paid:** To Vendor's knowledge, all royalties and rentals payable under the Title and Operating Documents and all *ad valorem*, property, production, severance and similar taxes and assessments based upon or measured by the ownership of its Assets or the production of Petroleum Substances from the Lands or the receipt of proceeds therefrom have been properly paid in full and in a timely manner;

(s) **Permits and Licences:**

(i) Vendor or the relevant operator has obtained all licences, permits, approvals and authorizations relating to the ownership, use or operation of the Assets that are required under applicable law in order for Vendor to own the Assets and for the use and operation of the Assets;

(ii) Vendor has not received any notice of default under or non-compliance with the terms of any such licence, permit, approval or authorization; and

(iii) all such licences, permits, approvals and authorizations are in good standing;

except in all cases, where a contrary fact or circumstance would not have a material adverse effect;

(t) **Tax Residence:** Vendor is not a non-resident of Canada within the meaning of Section 116 of the *Income Tax Act* R.S.C. 1985, c. 1 (5th Supplement) as amended;

(u) **Financial Statements:** the Vendor Financial Statements will be prepared, to the extent reasonably possible by third party auditors, within 30 days after Closing in accordance with generally accepted accounting principles applicable in Canada applied on a basis consistent with that of prior periods (except as stated therein) and present fairly the results of operations for the Assets for the then periods ended;

(v) **Information Provided to GLJ:** Vendor has made available to GLJ prior to the issuance of the Vendor GLJ Reserve Report, all information material to an adequate determination of oil and gas reserves, none of such information contained a material misrepresentation and (other than as may be affected by the disposition of petroleum and natural gas assets in the ordinary course) Vendor has no knowledge of any material adverse change to the oil and gas reserves of Vendor since the effective date of the Vendor GLJ Reserve Report;

(w) **Information:** Vendor has not, prior to the date of this Agreement, intentionally withheld any material information and data in Vendor's possession or control that pertains to the Assets or rights derived therefrom;

(x) **Qualification:** Vendor is duly qualified to carry on business in each jurisdiction in which the nature of its business or the Assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified will not have a material adverse effect on the Assets, taken as a whole;

(y) **Conduct of Business:** Vendor and each of its subsidiaries and partnerships, if any, has conducted and is conducting its business in accordance with good oilfield practices and in compliance in all material respects with all Applicable Laws, rules and regulations and, in particular, all applicable licensing and environmental legislation, regulations or by-laws or other lawful requirements of any governmental or regulatory bodies applicable to Vendor and each of its subsidiaries and partnerships of each jurisdiction in which it carries on business and holds all licenses, registrations and qualifications material to its business and assets in all jurisdictions in which it carries on business and where the failure to so conduct business or being such compliance would have a material adverse effect on the business of Vendor, taken as a whole, which are necessary or desirable to carry on the business of Vendor and its subsidiaries and partnerships, as now conducted, and none of such licenses, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or is likely to have any material adverse effect, financial or otherwise, on the business of Vendor, taken as a whole; and

(z) **Title:** Vendor is not aware of any defects, failures or impairments in the title of Vendor and each of its subsidiaries and partnerships, if any, to its oil and gas properties or facilities whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by

any third party, which in aggregate could have a material adverse effect, financial or otherwise, on the business of Vendor.

6.2 Negation of Other Representations

No Party makes any representations or warranties (whether in contract or in tort) except as expressly set forth in this Section 6.1 and Section 6.3 and, in particular, and without limitation, each Party hereby expressly negates any representations or warranties with respect to:

(a) any data or information supplied by a Party to the other or its representatives;

(b) the quality, quantity or recoverability of Petroleum Substances within or under the Lands or any lands pooled or unitized therewith;

(c) the value of the Assets or the future cash flow therefrom; or

(d) the quality, condition, fitness or merchantability of any tangible depreciable equipment or property, interests in which are comprised in the Assets.

Except as expressly set forth in this Section 6.1 and Section 6.3, each Party acknowledges and confirms that it has not relied on any data, information or advice from the other Party with respect to any or all of the matters specifically enumerated in this section 6.2 in connection with the transaction pursuant hereto, and each Party confirms that it has not relied on any covenants, representations or warranties outside this Agreement.

6.3 Representations and Warranties of Purchaser

Purchaser represents and warrants to Vendor, that:

(a) **Standing:** Purchaser is a corporation, duly continued and validly existing under the laws of Alberta, and now has the requisite corporate power and authority to purchase and pay for the Assets in accordance with this Agreement;

(b) **No Conflicts:** the consummation of the transactions contemplated by this Agreement will not violate, nor be in conflict with, the constating documents, by-laws or governing documents of Purchaser or any judgment, decree, order, law, statute, rule or regulation applicable to Purchaser;

(c) **Execution of Documents:** this Agreement has been duly executed and delivered by Purchaser and all other documents (including the General Conveyance and the Specific Conveyances) executed and delivered by Purchaser pursuant hereto will be duly executed and delivered by Purchaser, and this Agreement does, and such documents will, constitute legal, valid and binding obligations of Purchaser enforceable in accordance with their respective terms, subject to bankruptcy, insolvency, preference, reorganization, moratorium and other similar laws affecting creditors' rights generally and the discretion of the courts with respect to equitable or discretionary remedies and defenses;

(d) **Finders' Fees:** Purchaser has not incurred any obligations or liability, contingent or otherwise, for brokers' or finders' fees in respect of this transaction for which Vendor shall have any obligation or liability;

(e) **No Authorizations:** No authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body exercising jurisdiction over the Assets or Purchaser is required for the due execution, delivery and performance by Purchaser of this Agreement, other than authorizations, approvals or exemptions previously obtained and currently in force;

(f) **Authorized and Issued Shares:** the Shares issued to Vendor pursuant hereto shall be duly and validly issued and be fully paid and non-assessable common shares in the share capital of Purchaser;

(g) **Residency:** Purchaser is a Canadian for the purposes of the *Investment Canada Act*, R.S.C. 1985, c. 28 (1st Supp.);

(h) **Business of Purchaser:** Purchaser has all requisite power and authority to carry on its business;

(i) **No Encumbrances:** The Shares at Closing will be validly issued by Purchaser to Vendor in accordance with the by laws and articles of Purchaser, will be fully paid and non assessable and Vendor shall have good and marketable title thereto, free of any liens, pledges, voting trusts, proxies, adverse claims and other encumbrances;

(j) **No Lawsuits or Claims:** Purchaser has not received notice of any actions, suits, proceedings or claims with respect to its assets or shares, which if determined against Purchaser would, individually or in the aggregate, have a material adverse effect on the Shares and rights derived therefrom;

(k) **No Default:** Purchaser is not in default under and, to Purchaser's knowledge, no condition exists that with notice or lapse of time or both would constitute a default under:

(i) any loan agreement, evidence of indebtedness, or instrument granting a security interest to which Purchaser is a party or by which Purchaser or any of its assets are bound; or

(ii) any judgment, order or injunction of any court, arbitrator or governmental entity;

which default or potential default would, either singly or in the aggregate, reasonably be expected to have a material adverse effect on the Shares or rights derived therefrom;

(l) **Qualification:** Purchaser is duly qualified to carry on business in each jurisdiction in which the nature of its business or the property or assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified will not have a material adverse effect on the business, assets, properties, condition (financial or otherwise), results of operations or prospects of the Purchaser, taken as a whole;

(m) **Compliance with Law:** To Purchaser's knowledge, Purchaser and each of its subsidiaries and partnerships, if any, has complied with and is in compliance with all laws or regulations applicable to the operation of its business, including all Applicable Laws, except where failure to do so would not have a material adverse effect on the business, assets, properties, condition (financial or otherwise), results of operations or prospects of Purchaser, taken as a whole, and Purchaser and each of its subsidiaries and partnerships has all licenses, permits, orders or approvals of, and has made all required registrations with, any government or regulatory body that are material to the conduct of its business;

(n) **Authorized Capital:** the authorized capital of Purchaser consists of unlimited number of common shares;

(o) **Options and Similar Rights:** except pursuant to this agreement, no person has any agreement, option, right or privilege (including, without limitation, whether by law, pre-emptive right, contract or otherwise) to purchase, subscribe for, convert into, exchange for or otherwise require the issuance of, nor any agreement, option, right or privilege capable of becoming any such agreement, option, right or privilege, any of the unissued shares or other securities of Purchaser;

(p) **Minute Books:** the minute books of Purchaser are true and correct in all material respects and contain the minutes of all meetings and all resolutions of the directors and shareholders thereof;

(q) **No Changes:** since its incorporation, Purchaser has:

(i) not amended its articles, by-laws or other governing documents; and

(ii) has not conducted any business;

(r) **Securities Orders:** no securities commission or similar regulatory authority has issued any order preventing or suspending trading of any securities of Purchaser, and Purchaser is not in default of any requirement of Applicable Laws;

(s) **No Changes:** since December 31, 2004, Purchaser has:

(i) not amended its articles, by-laws or other governing documents; and

(ii) has not conducted any business;

(iii) conducted its business in all material respects in the usual, ordinary and regular course and consistent with past practice;

(iv) not suffered any material adverse change, financial or otherwise, in its business, financial condition, assets, properties, liabilities or operations (taken as a whole) or any occurrences or circumstances which have resulted or might reasonably be expected to result in a material adverse change thereto (other than changes attributable to fluctuations in the prices of commodities); and

(v) not made any change in its accounting principles and practices as theretofore applied including, without limitation, the basis upon which its assets and liabilities are recorded on its books and its earnings and profits and losses are ascertained;

(t) **Conduct of Business:** Purchaser and each of its subsidiaries and partnerships has conducted and is conducting its business in accordance with good oilfield practices and in compliance in all material respects with all Applicable Laws, rules and regulations and, in particular, all applicable licensing and environmental legislation, regulations or by-laws or other lawful requirements of any governmental or regulatory bodies applicable to Purchaser and each of its subsidiaries and partnerships of each jurisdiction in which it carries on business and holds all licenses, registrations and qualifications material to its business and assets in all jurisdictions in which it carries on business and where the failure to so conduct business or being such compliance would have a material adverse effect on the business of Purchaser, taken as a whole, which are necessary

or desirable to carry on the business of Purchaser and its subsidiaries and partnerships, as now conducted, and none of such licenses, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or is likely to have any material adverse effect, financial or otherwise, on the business of Purchaser, taken as a whole; and

(u) **Taxes:** except as disclosed in writing to Vendor, Purchaser has duly and timely filed, in proper form, returns in respect of taxes under the *Income Tax Act*, the *Alberta Corporate Tax Act* (Alberta), the income tax legislation of any other province of Canada or any foreign country in which it carries on business or to the jurisdiction of which it is otherwise subject, the *Mines and Minerals Tax Act* (Alberta), the *Freehold Mineral Rights Tax Act* (Alberta) and similar legislation of other provinces having jurisdiction over the affairs of Purchaser and each of its subsidiaries, and the *Excise Tax Act* (Canada) for all prior periods in respect of which such filings have heretofore been required, and all taxes shown thereon and all taxes owing with respect to periods ending on or prior to December 31, 2004 have been paid or accrued on the books of Purchaser calculated in accordance with Canadian generally acceptable accounting principles and all payments by Purchaser and each of its subsidiaries to any non-resident of Canada have been made in accordance with all applicable legislation in respect of withholding tax; Purchaser and each of its subsidiaries has withheld from each payment made to any of its officers, directors, former directors and employees the amount of all taxes (including, without limitation, income tax) and other deductions required to be withheld therefrom and has paid the same to the proper tax or other authority within the time required under any applicable tax legislation; Purchaser and each of its subsidiaries has made all installment payments required to be made prior to the date hereof under all applicable tax legislation; and Purchaser and each of its subsidiaries has paid all taxes which are due and payable as at the date hereof.

6.4 Limitation

No claim under this Article 6 shall be made or be enforceable by a Party unless written notice of such claim, with reasonable particulars, is given by such Party to the Party against whom the claim is made within a period of twelve (12) months from the Closing Date. No claim shall be made by a Party in respect of the representations and warranties made by the other Party in this Agreement except pursuant to this Article 6 or Sections 7.4 and 7.5.

ARTICLE 7
INDEMNITIES

7.1 General Indemnity

Purchaser shall be liable to Vendor for and shall, in addition, indemnify Vendor from and against all Losses and Liabilities suffered, sustained, paid or incurred by Vendor which arise out of any matter or thing occurring or arising from and after the Effective Time and which relates to the Assets, provided that Purchaser shall not be liable to Vendor under this section 7.1 in respect of Losses and Liabilities that are directly related to a breach of Vendor's representations and warranties under section 6.1 that has been notified by Purchaser to Vendor within a period of twelve (12) months from the Closing Date.

7.2 Abandonment and Reclamation

Purchaser shall be responsible for the timely performance of all Abandonment and Reclamation Obligations pertaining to the Assets. Purchaser shall be liable to Vendor for and shall, in

addition, indemnify Vendor from and against all Losses and Liabilities suffered, sustained, paid or incurred by Vendor should Purchaser fail to perform such Abandonment and Reclamation Obligations.

7.3 Environmental Matters

Purchaser shall be liable to Vendor for and shall, in addition, indemnify Vendor from and against all Losses and Liabilities suffered, sustained, paid or incurred by Vendor which pertain to Environmental Liabilities pertaining to or caused by the Assets or operations thereon or related thereto, however and by whomsoever caused, and whether such Environmental Liabilities occur or arise in whole or in part prior to, at or subsequent to the Effective Time. Purchaser shall not be entitled to exercise and hereby waives any rights or remedies Purchaser may now or in the future have against Vendor in respect of such Environmental Liabilities, whether such rights and remedies are pursuant to the common law or statute or otherwise, including without limitation, the right to name Vendor as a third party to any action commenced by any Third Party against Purchaser.

7.4 Vendor's Indemnities for Representations and Warranties

Vendor shall be liable to Purchaser for and shall, in addition, indemnify Purchaser and from and against, Losses and Liabilities suffered, sustained, paid or incurred by Purchaser because of any of the representations and warranties contained in Section 6.1 being inaccurate or untruthful, provided that written notice of such claim, with reasonable particulars, is given by Purchaser to Vendor within a period of twelve (12) months from the Closing Date.

7.5 Purchaser's Indemnities for Representations and Warranties

Purchaser shall be liable to Vendor for and shall, in addition, indemnify Vendor from and against, Losses and Liabilities suffered, sustained, paid or incurred by Vendor because of any of the representations and warranties contained in Section 6.3 being inaccurate or untruthful, provided that written notice of such claim, with reasonable particulars, is given by Vendor to Purchaser within a period of twelve (12) months from the Closing Date.

7.6 General Limitation on Liability

The indemnities provided in Sections 7.1 to 7.5 inclusive (whether in respect of a Third Party claim or direct damages suffered by a Party or its Representatives or otherwise) shall not apply to the extent that the Losses and Liabilities are reimbursed by insurance or are caused by the gross negligence, wilful default or wilful misconduct of the Party claiming indemnity or any of such Party's Representatives.

7.7 Limitations and Exclusions

(a) Notwithstanding anything herein to the contrary, no Party nor any of such Party's Representatives shall have any liability or obligation to indemnify any other Party or its Representatives in respect of any breach of any representation, warranty, covenant or any indemnity herein or hereunder or in any document delivered pursuant hereto in respect of any individual matter unless the Losses and Liabilities suffered or incurred by the claiming Party (or its Representatives) in respect of such individual matter exceeds $50,000 and the indemnifying party shall be liable to the claiming party for all such Losses and Liabilities. For clarity such $50,000 amount shall be a threshold and not a deductible.

(b) Notwithstanding herein anything to the contrary, no Party or its Representatives shall have any liability to any other Party or its Representatives hereunder in respect of any Losses and Liabilities that consist of indirect, special, consequential or punitive damages.

ARTICLE 8
MAINTENANCE OF ASSETS

8.1 Maintenance of Assets Prior to Closing

During the Interim Period, Vendor shall, to the extent that the nature of its interest permits, and subject to the Title and Operating Documents and any other agreements and documents to which the Assets are subject:

(a) maintain the Assets in a proper and prudent manner in accordance with good oil and gas industry practices, including maintaining adequate insurance, in material compliance with all applicable laws, rules, regulations, orders and directions of governmental and other competent authorities;

(b) without the prior written consent of Purchaser, refrain from committing any single expenditure or series of related expenditures that exceeds $25,000 and that is not in the ordinary course of the business of Vendor;

(c) continue in force all existing policies of insurance or renewals thereof presently maintained by Vendor;

(d) pay or cause to be paid all costs and expenses relating to the Assets which become due from the date hereof to the Closing Date; and

(e) perform and comply with all covenants and conditions contained in the Title and Operating Documents and any other agreements and documents to which the Assets are subject.

8.2 Consent of Purchaser

Notwithstanding Section 8.1, during the Interim Period, Vendor shall not, without the written consent of Purchaser, which consent shall not be unreasonably withheld by Purchaser and which, if provided, will be provided in a timely manner:

(a) make any commitment or propose, initiate or authorize any capital expenditure with respect to the Assets in excess of $25,000 except in case of an emergency or in respect of amounts which Vendor are committed to expend or are deemed to authorize without their specific authorization or approval;

(b) surrender or abandon any of the Assets;

(c) conduct any activity or operations that would otherwise be detrimental to this Agreement;

(d) take any action, refrain from taking any action, permit any action to be taken or not taken, inconsistent with this Agreement, which might directly or indirectly interfere or affect the consummation of the transactions contemplated by this Agreement;

(e) amend or terminate any Title and Operating Documents or enter into any new agreement or commitment relating to the Assets; or

(f) sell, encumber or otherwise dispose of any of the Assets or any part or portion thereof except sales of Petroleum Substances in the normal course of business.

8.3 Purchaser's Covenants

(a) Purchaser covenants and agrees that during the Interim Period other than as contemplated herein, it will not, directly or indirectly, do or permit to occur any of the following:

(i) conclude any other material corporate acquisition or disposition, amalgamation, merger, arrangement or purchase or sale of assets or make any other material change to the business, capital or affairs of Purchaser;

(ii) issue any Shares;

(iii) split, combine or re-classify the outstanding shares of Purchaser, or declare, set aside or pay any distribution payable in respect of such shares;

(iv) redeem, purchase or offer to purchase any shares of Purchaser;

(v) pay any distributions to its shareholders;

(vi) conduct any activity or operations that would otherwise be detrimental to this Agreement; or

(vii) take any action, refrain from taking any action, permit any action to be taken or not taken, inconsistent with this Agreement, which might directly or indirectly interfere or affect the consummation of the transactions contemplated by this Agreement;

(b) grant Vendor access to all files, information and data relating to Purchaser or its assets that are owned or in the possession of Purchaser for the purpose of permitting Vendor to conduct its due diligence of this transaction; and

(c) grant Vendor access to all files, information and data relating to Purchaser or its assets that are owned or in the possession of Purchaser for the purpose of permitting Vendor to conduct due diligence in furtherance of this transaction.

8.4 Following Closing

(a) Following Closing, in the event that legal title to any of the Assets has not been transferred to Purchaser, Vendor shall hold title to the Assets, or any portion thereof, in trust for Purchaser until all necessary notifications, registrations and other steps required to transfer such title to Purchaser have been completed.

(b) Following Closing, Vendor shall represent Purchaser in all matters arising under a Title and Operating Document until Purchaser is substituted as a party thereto in the place of Vendor, whether by novation, notice of assignment or otherwise, and in furtherance thereof:

(i) all payments relating to the Assets received by it pursuant to the Title and Operating Document, other than those to which it is entitled under Article 4, shall be received and held by Vendor as trustee for Purchaser and Vendor shall promptly remit such amounts to Purchaser;

(ii) Vendor shall forward all statements, notices and other information received by it pursuant to such Title and Operating Document that pertain to the Assets to Purchaser promptly following their receipt by Vendor; and

(iii) Vendor shall forward to other parties to the Title and Operating Document such notices and elections pursuant to such Title and Operating Document pertaining to the Assets as Purchaser may reasonably request.

(c) Purchaser shall indemnify and save harmless Vendor from and against all of Vendor's Losses and Liabilities arising as a consequence of the provisions of subsections 8.3(a) and (b) hereof, except to the extent caused by the gross negligence or wilful misconduct of Vendor or its servants, agents or employees. Acts or omissions taken by a Vendor or its servants or agents with the approval of Purchaser shall not constitute gross negligence or wilful misconduct of Vendor for purposes of this subsection.

ARTICLE 9
THIRD PARTY RIGHTS AND CONSENTS

9.1 Consents

Where an assignment of any of the Assets requires the consent of Third Parties, Vendor shall use all reasonable efforts to obtain such consents prior to Closing. After Closing, Vendor shall cooperate with Purchaser in Purchaser's attempts to secure such consents, to the extent that such consents have not been obtained prior to Closing.

ARTICLE 10
GENERAL

10.1 Further Assurances

Each Party will, from time to time and at all times after Closing, without further consideration, do such further acts and deliver all such further assurances, deeds and documents as shall be reasonably required in order to fully perform and carry out the terms of this Agreement.

10.2 No Merger

Subject to the limitations set forth herein, the covenants, representations, warranties and indemnities contained in this Agreement shall survive Closing and shall not merge in any assignments, conveyances, transfers or other documents executed and delivered at or after Closing, notwithstanding any rule of law, equity or statute to the contrary and such rules are hereby waived.

10.3 Entire Agreement

This Agreement supersedes all other written agreements that predate this Agreement, as well as any verbal understanding among the Parties relating to the subject matter hereof.

10.4 Non-Applicability of Contra Proferentum

The Parties acknowledge that they participated equally in the negotiation and preparation of this Agreement. Any legal rule of construction that would cause this Agreement to be construed

against the Party that assumed primary responsibility for drafting this Agreement because of that role will not apply to this Agreement.

10.5 Governing Law

This Agreement shall be subject to and interpreted, construed and enforced in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated as a contract made in the Province of Alberta. The Parties irrevocably attorn and submit to the jurisdiction of the courts of the Province of Alberta and courts of appeal therefrom in respect of all matters arising out of this Agreement.

10.6 Assignment

Neither Party may assign any of its interests in or under this Agreement prior to the Closing Date without the prior consent of the other Party, which consent may be unreasonably withheld.

10.7 Enurement

This Agreement shall be binding upon and shall enure to the benefit of the Parties and their respective administrators, trustees, receivers, successors and permitted assigns.

10.8 Time of Essence

Time shall be of the essence in this Agreement.

10.9 Notices

The address and facsimile number of each Party for notices shall be as follows:

Vendor: 960326 Alberta Ltd.
c/o 500, 500-5th Avenue S.W.
Calgary, AB T2P 3L5

Attention: Tom Brinkerhoff
Facsimile: (403) 261-8771

Purchaser 1143734 Alberta Ltd.
C/o 960326 Alberta Ltd.
200, 118 - 8th Avenue S.W.
Calgary, AB T2P 1B3

Attention: President
Facsimile: (403) 269-6809

Any notice, communication or statement (a "**notice**") required, permitted or contemplated hereunder shall be in writing and shall be delivered as follows:

(a) by delivery to a Party between 8:00 a.m. and 4:00 p.m. on a Business Day at the address of such Party for notices, in which case the notice shall be deemed to have been received by that Party when it is delivered; or

(b) by facsimile to a Party to the facsimile number of such Party for notices, in which case, if the notice was faxed prior to 4:00 p.m. on a Business Day the notice shall be deemed to have been received by that Party when it was faxed and if it was faxed on a day which is not a Business Day or is faxed after 4:00 p.m. on a Business Day, it shall be deemed to have been received on the next following Business Day.

A Party may from time to time change its address for service or its facsimile number for service by giving written notice of such change to the other Party.

10.10 Invalidity of Provisions

In case any of the provisions of this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality or enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

10.11 Waiver

No waiver by any Party of any breach (whether actual or anticipated) of any of the terms, conditions, representations or warranties contained herein shall take effect or be binding upon that Party unless the waiver is expressed in writing under the authority of that Party. Any waiver so given shall extend only to the particular breach so waived and shall not limit or affect any rights with respect to any other or future breach.

10.12 Remedies Generally

No failure on the part of any Party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or remedy preclude any other or further exercise thereof or the exercise of any other right or remedy in law or in equity or by statute or otherwise conferred.

10.13 Amendment

This Agreement shall not be varied in its terms or amended by oral agreement or by representations or otherwise other than by an instrument in writing dated subsequent to the date hereof, executed by a duly authorized representative of each Party.

10.14 Public Announcements

Until Closing has occurred, no Party shall release any information concerning this Agreement and the transactions herein provided for without the prior written consent of the other Party, which consent shall not be unreasonably withheld. Nothing contained herein shall prevent a Party at any time from furnishing information to any governmental agency or regulatory authority including applicable recognized stock exchanges and securities commissions, or to the public if required by applicable law, provided that the Parties shall advise each other in advance of any public statement which they propose to make.

10.15 Execution

This Agreement may be executed in counterpart and provided by facsimile and all executed counterparts provided by facsimile or otherwise together shall constitute one agreement.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the day and year first above written.

960326 ALBERTA LTD.

Per: ______________________________

Per: ______________________________

1143734 ALBERTA LTD.

Per: ______________________________

Per: ______________________________

This is the execution page of an Asset Purchase and Sale Agreement dated as of March 14, 2005 between 960326 Alberta Ltd. as Vendor and 1143734 Alberta Ltd. as Purchaser.

File No. 82-34785

ASSET PURCHASE AND SALE AGREEMENT

ELM ENERGY CORPORATION

(as Vendor)

- and -

1143734 ALBERTA LTD.

(as Purchaser)

- and –

DATED AS OF MARCH 14, 2005

TABLE OF CONTENTS

SCHEDULES:

ASSET PURCHASE AND SALE AGREEMENT

THIS AGREEMENT made as of the 14th day of March, 2005,

BETWEEN:

ELM ENERGY CORPORATION, a corporation incorporated pursuant to the laws of Alberta (hereinafter referred to as "Vendor")

- and -

1143734 ALBERTA LTD., a corporation incorporated pursuant to the laws of Alberta (hereinafter referred to as "Purchaser")

WHEREAS Vendor wishes to sell the Assets and Purchaser wishes to purchase the Assets subject to and in accordance with the terms and conditions hereof;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and the mutual covenants and agreements hereinafter set forth, the Parties agree and covenant as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, including the recitals and the Schedules:

(a) "**Abandonment and Reclamation Obligations**" means all obligations to abandon the Wells and restore and reclaim the sites thereof, to decommission and remove the facilities and equipment comprised in the Tangibles and restore and reclaim the sites thereof and to reclaim and restore the lands to which the Surface Rights relate, including such obligations relating to Wells that were abandoned prior to the Effective Time;

(b) "**AFEs**" means the authorities for expenditure, if any, set forth in Schedule E;

(c) "**this Agreement**", " **herein**", "**hereto**", "**hereof**" and similar expressions refer to this Agreement of Purchase and Sale as amended from time to time;

(d) "**Aggregate Assets**" means all oil and gas properties held by ELM Energy Management Ltd. as drilling manager for itself and for other parties involved in concurrent transactions with Purchaser;

(e) "**Applicable Laws**" means applicable corporate and securities laws, regulations and rules, all policies thereunder and rules of applicable stock exchanges;

(f) "**Assets**" means the Petroleum and Natural Gas Rights, the Tangibles and the Miscellaneous Interests;

(g) "**Base Purchase Price**" means $823,289, subject to adjustment as provided herein;

(h) "**Business Day**" means any day which is not a Saturday, Sunday or statutory holiday in Calgary, Alberta;

(i) "**Closing**" means the transfer of legal and beneficial ownership of the Assets from Vendor to Purchaser and the completion of other matters incidental thereto as herein provided for;

(j) "**Closing Date**" means the later of (i) April 7, 2005 and (ii) the date which is one Business Day after Rock Energy Inc. has received regulatory approval to issue the Rock Energy Inc. shares pursuant to a share sale agreement dated on the date herein with Vendor, provided the Closing Date shall not be later than April 15, 2005;

(k) "**Closing Time**" means 9:59 a.m. Calgary time on the Closing Date, or such other time as mutually agreed to by the Parties;

(l) "**Consideration**" has the meaning ascribed thereto in Section 2.1;

(m) "**Data**" means all records, data and information owned by Vendor including Seismic Data directly relating to the Petroleum and Natural Gas Rights or the Tangibles, including well files, lease files, agreement files and production records (including the Title and Operating Documents);

(n) "**Effective Time**" means 12:01 a.m., Calgary time, on the 1st day of January, 2005;

(o) "**Environmental Liabilities**" means all environmental liabilities that relate to the Assets or that arise in connection with the ownership thereof or operations pertaining thereto, including, without limitation, liabilities related to or arising from:

  (i) transportation, storage, use or disposal of toxic or hazardous substances;

  (ii) release, spill, escape or emission of toxic or hazardous substances; or

  (iii) pollution or contamination of or damage to the environment;

including, without limitation, liabilities to compensate Third Parties for damages and losses resulting from the items described in items (i), (ii) and (iii) above (including, without limitation, damage to property, personal injury and death) and obligations to take action to prevent or rectify damage to or otherwise protect the environment and, for purposes of this Agreement, "the environment" includes , without limitation, the air, the surface and subsurface of the earth, bodies of water (including, without limitation, rivers, streams, lakes and aquifers) and plant, human and animal life;

(p) "**GST**" means the goods and services tax payable pursuant to the GST Legislation;

(q) "**GST Legislation**" means the *Excise Tax Act*, 1980 RSC, c. E-15, as amended and the regulations thereunder;

(r) "**General Conveyance**" means the general conveyance in the form of Schedule "F";

(s) "**Interim Period**" means the period between the Effective Time and the Closing Date;

(t) "**Lands**" means the Petroleum Substances within, under or upon the lands described in the Land Schedule, subject to the restrictions and exclusions set forth therein as to Petroleum Substances and geological formations, and any other interests in oil and gas properties legally or beneficially owned by Vendor;

(u) "**Land Schedule**" means Schedule "A";

(v) "**Leases**" means the leases, licenses, permits and similar documents of title described in the Land Schedule by virtue of which the holder thereof is entitled to drill for, win, take, own or remove Petroleum Substances within, upon or under the Lands and includes, if applicable, all renewals and extensions of such documents and all documents issued in substitution therefore;

(w) "**Losses and Liabilities**" means, in relation to a Party, losses, costs, damages and expenses which such Party suffers, sustains, pays or incurs including legal fees on a "solicitor and his own client" basis;

(x) "**Miscellaneous Interests**" means Vendor's interests in all property, assets, interests and rights (other than the Petroleum and Natural Gas Rights and the Tangibles) directly related to the Petroleum and Natural Gas Rights or the Tangibles but only to the extent such property, assets, interests and rights are directly related to Petroleum and Natural Gas Rights or the Tangibles, including without limitation any and all of the following:

  (i) contracts and agreements directly related to the Petroleum and Natural Gas Rights or the Tangibles including, without limitation, the Title and Operating Documents;

  (ii) the Surface Rights;

  (iii) the Data; and

  (iv) the Wells, including well bores and casing,

but specifically excludes (a) Petroleum Substances produced prior to the Effective Time and (b) accounts receivable accruing prior to the Effective Time;

(y) "**Parties**" means the parties to this Agreement and "Party" means any one of them;

(z) "**Permitted Encumbrances**" means:

  (i) liens for taxes, assessments and governmental charges for which payment is not due;

  (ii) liens incurred or created in the ordinary course of business as security in favour of the person who is conducting the development or operation of the property to which such liens relate for Vendor's proportionate share of costs and expenses of such development or operation for which payment is not due;

  (iii) mechanics', builders' and materialmen's liens in respect of services rendered or goods supplied for which payment is not due;

  (iv) easements, rights of way, servitudes and other similar rights in land (including, without limitation, rights of way and servitudes for roads; railways; sewers; drains; gas and oil

pipelines; gas and water mains and electric light, power, telephone, telegraph and cable television conduits, poles, wires and cables);

(v) the right reserved to or vested in any municipality or government or other public authority by the terms of any lease, license, franchise, grant or permit or by any statutory provision, to terminate any such lease, license, franchise, grant or permit or to require annual or other periodic payments as a condition of the continuance thereof;

(vi) rights of general application reserved to or vested in any governmental authority to levy taxes on Petroleum Substances or any of them or the income therefrom, and governmental requirements and limitations of general application;

(vii) royalty burdens, liens, adverse claims, penalties, reductions in interests and other encumbrances set out (A) in the Land Schedule or (B) in the Title and Operating Documents to the extent that they would constitute Permitted Encumbrances under section 1.1(z)(i) to (vi) and (viii); and

(viii) the reservations, limitations, provisions and conditions in any original grants from the Crown or freehold lessors of any of the Lands or interests therein and statutory exceptions to title;

(aa) "**Petroleum and Natural Gas Rights**" means (i) all of the interest of Vendor in the Leases (to the extent they pertain to the Lands) including, without limitation, the interests that are attributed to Vendor in the Land Schedule, (ii) the fee simple interests (if any) in mines and minerals in the Lands attributed to Vendor in the Land Schedule, and (iii) all of the interest of Vendor (if any) in royalties, net profits interests and similar interests including, without limitation, the interests attributed to Vendor in the Land Schedule;

(bb) "**Petroleum Substances**" means crude oil, petroleum, natural gas, natural gas liquids, coalbed methane and other related hydrocarbons (except coal) and any and all other substances (including sulphur), whether liquid, solid or gaseous and whether hydrocarbons or not, produced in association therewith, the rights to which are granted pursuant to the Leases;

(cc) "**Prime Rate**" means the rate of interest, expressed as a rate per annum, designated by the main branch in Calgary of the Royal Bank of Canada, as the reference rate used by it to determine rates of interest charged by it on Canadian dollar commercial loans made in Canada and which is announced by such bank, from time to time, as its prime rate, provided that whenever such bank announces a change in such reference rate, the "Prime Rate" shall correspondingly change effective on the date the change in such reference rate is effective;

(dd) "**Right of First Refusal**" means a right of first refusal, preemptive right of purchase or similar right whereby a Third Party has the right to acquire or purchase a portion of the Assets as a consequence of Vendor having agreed to sell the Assets to Purchaser in accordance herewith;

(ee) "**Sale, Processing and Transportation Agreements**" means agreements for the sale of Petroleum Substances produced from the Lands or lands pooled or unitized therewith and agreements providing for the gathering, transportation, compression, processing, treatment or storage of Petroleum Substances produced from the Lands or lands pooled or unitized therewith, if any, set out in Schedule "C";

(ff) "**Seismic Data**" means seismic data owned by the Vendor, including surveyors' ground elevation records, shot point maps, drillers' logs, shooters' records, seismograph records, seismograph magnetic tapes, monitor records, field records and record sections, excluding maps and interpretations made therefrom;

(gg) "**Shares**" means 823,289 common shares in the capital of the Purchaser;

(hh) "**Specific Conveyances**" means all conveyances, assignments, transfers, novations and other documents or instruments that are reasonably required or desirable, in accordance with normal oil and gas industry practices, to convey, assign and transfer the Assets to Purchaser, or its nominee, and to novate Purchaser, or its nominee, into the Title and Operating Documents in the place and stead of Vendor with respect to the Assets;

(ii) "**Surface Rights**" means all rights to use or occupy the surface of lands (including, but not limited to, the Lands) which are used or held for use in connection with the Petroleum and Natural Gas Rights or the Tangibles, including rights to enter upon and occupy the surface of lands on which the Tangibles and the Wells are located and rights to use the surface of lands to gain access thereto;

(jj) "**Take or Pay Obligations**" means take or pay and similar obligations related to the Assets arising after the Effective Time as a result of payments made prior to the Effective Time by or on behalf of buyers of Petroleum Substances in lieu of or in satisfaction of their obligations to buy Petroleum Substances, including obligations to sell or deliver Petroleum Substances or any of them to a Third Party after the Effective Time without being entitled in due course to receive and retain full payment for such Petroleum Substances and obligations to repay such payments and\or interest thereon;

(kk) "**Tangibles**" means the interests of Vendor that are directly related to the Petroleum and Natural Gas Rights in all other tangible depreciable property and assets used or intended to be used in producing, processing, gathering, treating, storing, measuring or injecting Petroleum Substances or any of them from the Lands or lands pooled or unitized therewith or in connection with water injection or removal operations that pertain to the Petroleum and Natural Gas Rights, including, without limitation, all Wells, gas plants, oil batteries, production equipment, pipelines, pipeline connections, meters, dehydrators, motors, compressors, treaters, dehydrators, scrubbers, separators, pumps, tanks, boilers, inventory, and communication equipment;

(ll) "**Third Party**" means any partnership, corporation, trust, unincorporated organization, union, government, governmental department or agency, individual or any heir, executor, administrator or other legal representative of an individual other than a Party;

(mm) "**Title and Operating Documents**" means, to the extent directly related to the Petroleum and Natural Gas Rights or the Tangibles, (i) the Leases, (ii) assignments, trust declarations, operating agreements, royalty agreements, overriding royalty agreements, gross overriding agreements, participation agreements, farm-in agreements, sale and purchase agreements, pooling agreements, common stream agreements, easements, surface leases and pipeline crossing agreements, (iii) Sale, Processing and Transportation Agreements; (iv) agreements for construction, ownership and operation of gas plants, gas gathering systems and other facilities, (v) permits, licenses and approvals and (vi) other agreements which relate to the Petroleum and Natural Gas Rights or the Tangibles or the ownership, operation or exploitation thereof;

(nn) "**Vendor's Counsel**" means Bennett Jones LLP;

(oo) **"Vendor Financial Statements"** means the audited property financial statements relating to the Assets for the three year period ended December 31, 2004 to be provided by Vendor, to the extent reasonably possible, within 30 days after Closing;

(pp) **"Vendor GLJ Reserve Report"** means the reserve report effective December 31, 2004 prepared by GLJ on the petroleum and natural gas reserves of the Vendor; and

(qq) **"Wells"** means all wells (including without limitation producing, shut-in, suspended, capped, abandoned, injection and disposal wells) located on the Lands or lands pooled or unitized therewith.

1.2 Article, Section and Schedule References

Except as otherwise expressly provided, a reference in this Agreement to an "Article", "section", "subsection", "paragraph" or "Schedule" is a reference to an Article, Section, subsection, paragraph or schedule of or to this Agreement.

1.3 Interpretation Not Affected by Headings

The headings in this Agreement are for convenience only and shall not affect the construction or interpretation of this Agreement.

1.4 Included Words

When the context reasonably permits, words suggesting the singular shall be construed as suggesting the plural and vice versa, and words suggesting one gender shall be construed as suggesting other genders.

1.5 Schedules

The following Schedules are attached to and form a part of this Agreement:

Schedule "A" - Land Schedule
Schedule "B" - Intentionally left blank
Schedule "C" - Sale, Processing and Transportation Agreements
Schedule "D" - Lawsuits and Claims
Schedule "E" - Authorizations for Expenditure
Schedule "F" - General Conveyance
Schedule "G" - Officer's Certificate of Vendor
Schedule "H" - Officer's Certificate of Purchaser

Wherever any term or condition, express or implied, of such Schedules conflicts or is at variance with any term or condition in the body of this Agreement, such term or condition in the body of this Agreement shall prevail.

1.6 Currency

All currency references herein shall refer to Canadian dollars.

1.7 Knowledge

Where in this Agreement a Party makes a representation or warranty on the basis of knowledge or awareness of such Party, such knowledge or awareness consists only of the actual knowledge or awareness of the officers of such Party without further inquiry.

ARTICLE 2
PURCHASE AND SALE

2.1 Purchase and Sale

Upon the terms and subject to the conditions of this Agreement, Purchaser hereby agrees to purchase the Assets from Vendor and Vendor hereby agrees to sell and convey the Assets to Purchaser on the Closing Date at and for a consideration (the "**Consideration**") of 823,289 common shares of the Purchaser (the "**Shares**"), which the Parties agree have an aggregate value of $823,289 (the "**Shares Value**"). The Shares Value shall be referred to as the "**Base Purchase Price**".

2.2 Closing Funds

On the Closing Date, Purchaser shall deliver to Vendor the Shares, duly issued in the name of Vendor.

2.3 Allocation of Base Purchase Price

Subject to the adjustments made pursuant to Article 4, the Base Purchase Price shall be allocated among the Assets as follows:

(a)	to Petroleum and Natural Gas Rights	$658,630
(b)	to Tangibles	$164,658
(c)	to Miscellaneous Interests	$1
	TOTAL	$823,289

2.4 Section 85 Tax Election

The Parties agree that the sale and transfer of the Assets hereunder shall be made pursuant to the provisions of section 85 of the *Income Tax Act* (Canada), and that the agreed amounts for the transfer of the Assets, for the purposes of section 85 of the Act, shall be determined by the Vendor in its sole discretion, provided such agreed amounts shall be within the limits provided in the Act. Each Party agrees to execute, deliver and file such documents, election forms and the like as may be necessary to effect the same. Each Party covenants not to dissolve (or liquidate substantially all of its assets) until such election forms and documents have been executed, delivered and filed.

2.5 GST

(a) The Consideration does not include GST.

(b) Purchaser and Vendor shall elect jointly pursuant to subsection 167 of the GST Legislation with respect to the Assets (excluding the Petroleum and Natural Gas Rights). Purchaser shall prepare and file the prescribed form within the time referred to in subsection 167 of the GST Legislation.

(c) If the election contemplated in subsection 2.5(b) is determined to be invalid then Purchaser shall pay, in a timely fashion, to the appropriate government authority any applicable GST and any interest or penalties thereon in respect of the Assets.

(d) If the amount of any GST paid by Purchaser pursuant to this Section 2.5 is subject to audit by the relevant government authority, and it is determined by that government authority that an additional amount of tax or interest or penalties should be assessed, Purchaser shall be solely responsible for the payment of such additional amount.

(e) If, as a result of any adjustment made pursuant to Article 4, the amount of GST is increased or decreased, such increase or decrease shall be for the account of the Purchaser.

ARTICLE 3
CLOSING

3.1 Place of Closing

Unless otherwise agreed to in writing by the Parties, Closing shall take place at the Closing Time on the Closing Date at the offices of Vendor's Counsel.

3.2 Effective Time of Transfer

The transfer and assignment of the Assets from Vendor to Purchaser shall be effective as of the Effective Time. However, possession and title to the Assets shall not pass to Purchaser until Closing.

3.3 Deliveries at Closing

(a) At Closing, Vendor shall table the following:

(i) a certified copy of a special resolution of the shareholders and a certified copy of a resolution of the directors of the Vendor authorizing the execution and delivery of this Agreement and the completion of the sale of the Assets and all other transactions herein;

(ii) an officer's certificate of the Vendor in the form of Schedule G confirming the matters referred to in Section 6.1;

(iii) the section 167 GST election;

(iv) the section 85 rollover elections; and

(v) such other items as may be specifically required hereunder.

In addition, Vendor will execute the General Conveyance tabled by Purchaser.

(b) At Closing, Purchaser shall table the following:

(i) a certified copy of resolutions of the board of directors of Purchaser authorizing the execution and delivery of this Agreement and the completion of the purchase of the Assets and all other transactions herein;

(ii) the General Conveyance fully executed by Purchaser;

(iii) the amounts payable at Closing on account of the Consideration in accordance with Section 4;

(iv) an officer's certificate of Purchaser in the form of Schedule H confirming the matters referred to in Section 6.3;

(v) the share certificate or certificates representing the Shares issued in the name of Vendor; and

(vi) such other items as may be specifically required hereunder.

(c) The items tabled at Closing pursuant to subsections 3.3(a) and (b) shall be held in escrow until all of such items have been tabled, whereupon such escrow shall be terminated and the items described in subsection 3.3(a) shall be delivered to Purchaser and the items described in subsection 3.3(b) shall be delivered to Vendor and the Closing shall have occurred.

3.4 Delivery of Data

Vendor shall, as soon as is practicable after Closing, deliver to Purchaser original copies of the Data which they have in their possession, provided that if Vendor retains any interest in any property to which any of the Data relates, Vendor may retain a photocopy of such Data. If reasonably required by Vendor after Closing for the completion of tax returns or dealing with tax matters, Purchaser shall make original copies of Data available to Vendor.

3.5 Specific Conveyances

Vendor shall prepare the Specific Conveyances before Closing and circulate to Third Parties. Purchaser shall register all Specific Conveyances that require registration. Purchaser shall bear all costs incurred in registering any Specific Conveyances and registering any further assurances required to convey the Assets to it. Purchaser shall register all such Specific Conveyances promptly after Closing.

ARTICLE 4
ADJUSTMENTS

4.1 Costs and Revenues to be Apportioned

(a) Except as otherwise provided in this Article 4 and subject to all other provisions of this Agreement, the Parties will adjust and apportion expenditures and revenues of every kind and nature incurred, payable or paid in respect of the operation of the Assets including operating, maintenance, development and capital costs, proceeds from the sale of Petroleum Substances, royalties, property taxes, gas cost allowance (or similar allowances), prepayments and deposits, duties, taxes and assessments (other than income taxes), as at the Effective Time.

(b) The Vendor is entitled to the revenues and benefits from the ownership and operation of the Assets accrued prior to the Effective Time and is responsible for and will pay for the expenditures pertaining to the ownership, operation and development of the Assets incurred prior to the Effective Time.

(c) The Purchaser is entitled to the revenues and benefits from the ownership and operation of the Assets accrued from and after the Effective Time and is responsible for and will pay for the

expenditures pertaining to the ownership, operation and development of the Assets incurred from and after the Effective Time.

(d) All statements prepared under this Article 4 will be prepared as contemplated herein and in accordance with generally accepted accounting principles applying the accrual method.

(e) Two Business Days prior to the Closing Date, the Vendor shall deliver to the Purchaser a written interim statement of adjustments under this Agreement and the Vendor will make available to representatives of the Purchaser all information necessary for the Purchaser to confirm the calculations in the statement. The Parties will cooperate in settling the adjustments and payment to be made on an interim basis and the amount so agreed will be employed for the purposes of the Closing and completion of the transactions contemplated by this Agreement. For the purposes of the interim statement of adjustments, there shall be an accrual of net operating revenue from the Assets.

(f) By September 15, 2005, the Parties will have cooperated and prepared a final statement of all adjustments and payments to be made pursuant to this Agreement. Upon agreement as to all adjustments and payments to be made, the net amount will be remitted by the Party who in the net result is obliged to make payment and in the event Purchaser is entitled to an adjustment in its favour, such amount shall be set-off from any amount paid to Vendor under Section 2.2. No further adjustment shall be permitted or effected after September 15, 2005, subject to 4.1(h) and (i).

(g) Notwithstanding the preceding subclause, each Party will have the right, following the Closing Date until September 15, 2005, to examine, copy and audit the records of the other Parties relative to the Assets for the purpose of effecting or verifying adjustments required under this Article. The auditing Party will, upon reasonable notice, conduct that audit at its sole expense during normal business hours at the offices of the audited Party or at such other premises where those records are maintained. Any claims of discrepancies disclosed by that audit will be made in writing to the audited Party as soon as reasonably practicable. That Party will respond in writing to any such claims as soon as reasonably practicable. The Parties will use good faith efforts to resolve any outstanding claims of discrepancies by September 15, 2005.

(h) If the Parties cannot resolve any outstanding claims of discrepancies by September 15, 2005 pursuant to section 4.1(g), the matter may be referred to binding arbitration by either Party under the provisions of the *Arbitration Act* (Alberta) provided notice of such claim must be given by the claiming Party to the other Party on or before September 15, 2005. Nothing in this section 4.1 shall be construed as permitting an adjustment resulting from a re-assessment of the value of the Assets. No net adjustment(s) for the benefit of Purchaser shall exceed in the aggregate the Holdback Amount, and the Vendor shall have no liability pursuant to this section 4.1 in excess of the Holdback Amount.

(i) Notwithstanding section 4.1(f), the Parties acknowledge that any net benefits to Vendor resulting from all joint venture and other audits commenced by Vendor or its agents before September 15, 2005 respecting periods prior to the Effective Time shall be credited to Vendor (and paid in conjunction with the remittance of any funds pursuant to Section 2.2) if such benefits have either been received by Purchaser on behalf of Vendor prior to September 15, 2005, or the payor of such amount has confirmed in writing to each of Vendor and Purchaser by September 15, 2005 that the amount is owing and that it will be paid to Purchaser as soon as reasonably practicable.

(j) All payments made after the Effective Time are to be paid within fifteen (15) days after the amount is determined and, if not paid within the fifteen (15) days, will thereafter bear interest until paid at a rate of interest equal to the Prime Rate plus one (1%) percent compounded annually.

(k) All freehold mineral taxes, surface and mineral lease rentals and any similar payments made by the Vendor to preserve any of the Leases or any Surface Rights shall be apportioned between the Vendor and the Purchaser as at the Effective Time.

ARTICLE 5
CONDITIONS OF CLOSING

5.1 Purchaser's Conditions

The obligation of Purchaser to purchase the Assets pursuant hereto is subject to the satisfaction at or prior to the Closing Date of the following conditions, which are for the exclusive benefit of Purchaser and may be waived by Purchaser:

(a) **Representations**: the representations and warranties made by Vendor in Section 6.1 hereof shall be true as of the Closing Date as if made on and as of such date (except for representations and warranties which refer to another date, which shall be true as of that date) and Vendor shall have provided to Purchaser a certificate of two officers of Vendor certifying as to such matters on the Closing Date and Purchaser shall have no knowledge to the contrary;

(b) **Opinion:** Vendor shall have provided Purchaser and Burnet, Duckworth & Palmer LLP with opinions of Vendor's Counsel, dated the Closing Date and addressed to Purchaser and to Burnet, Duckworth & Palmer LLP, to the effect that:

(i) Vendor is duly incorporated and validly existing under the laws of the Province of Alberta and Vendor has full power and authority to enter into this Agreement and perform its obligations hereunder;

(ii) all necessary corporate proceedings of Vendor have been taken to fully, validly and effectively authorize this Agreement and the transactions contemplated herein, the performance by Vendor of its obligations hereunder, and the execution and delivery by Vendor of this Agreement and all documents delivered pursuant hereto;

(iii) the execution and delivery by Vendor of this Agreement and all documents delivered pursuant hereto, the performance by Vendor of its obligations hereunder and thereunder and the consummation of the transactions contemplated herein and therein will not result in the breach of or violate any term or provision of the partnership agreement which governs Vendor; and

(iv) this Agreement has been, and the documents delivered pursuant hereto will be, duly executed and delivered by Vendor, as the case may be, and this Agreement is, and such other documents will be, valid and binding on Vendor and enforceable in accordance with their respective terms (subject to qualifications regarding the availability of equitable remedies and the general limitations in the enforcement of creditors' rights);

In giving such opinion, Vendor's Counsel may rely, in respect of matters governed by the laws of any jurisdiction other than the Province of Alberta or the laws of Canada applicable therein, upon

the opinion of local counsel in such jurisdiction provided that Vendor's Counsel is of the opinion that the opinion of such local counsel is one upon which Vendor's Counsel may properly rely and, in respect of matters of fact, upon certificates of the officers of Vendor or any other appropriate persons acceptable to Burnet, Duckworth & Palmer LLP;

(c) **No Material Change:** there shall have been no material adverse change, financial or otherwise, in the assets, liabilities, business, operations, prospects, affairs, capital or financial condition of Vendor from that disclosed in the Vendor's GLJ Reserve Report or any occurrences or circumstances which have resulted or might reasonably be expected to result in a material adverse change thereto (other than a change due to changes in general economic conditions (including commodity prices) applicable to corporations conducting business similar to that of Vendor) except as have been previously disclosed to Purchaser prior to the date hereof;

(d) **Obligations:** all obligations of Vendor contained in this Agreement to be performed prior to or at Closing shall have been timely performed in all material respects;

(e) **No Actions:** no action or proceeding shall have been instituted or threatened by anyone before any court or governmental agency to obtain damages in respect of this Agreement or to restrain or prohibit the consummation of the transactions contemplated herein; and

(f) **Deliveries:** all documents to be delivered by Vendor to Purchaser at Closing pursuant hereto shall have been delivered by Vendor to Purchaser at the time and in the form stipulated in this Agreement.

If any of the foregoing conditions has not been complied with or waived by Purchaser at or before the Closing Date, Purchaser may, in addition to any other remedies which it may have available to it, terminate its obligations to purchase the Assets by written notice to Vendor specifying what conditions have not been satisfied.

5.2 Vendor's Conditions

The obligation of Vendor to sell the Assets pursuant hereto is subject to the satisfaction at or prior to the Closing Date of the following conditions, which are for the exclusive benefit of Vendor and may be waived by Vendor:

(a) **Representations:** The representations and warranties made by Purchaser in Section 6.3 of this Agreement shall be true as of the Closing Date as if made on and as of such date (except for representations and warranties which refer to another date, which shall be true as of that date), Purchaser shall have provided to Vendor a certificate of one officer of Purchaser certifying as to such matters on the Closing Date and Purchaser shall have no actual knowledge to the contrary;

(b) **Opinion:** Purchaser shall have provided a Bennett Jones LLP Opinion, dated the Closing Date and addressed to Burnet, Duckworth & Palmer LLP relating to the following matters:

(i) Purchaser is a corporation duly continued and validly existing under the laws of the Province of Alberta and has full power and authority to enter into this Agreement and perform its obligations hereunder;

(ii) all necessary corporate proceedings of Purchaser have been taken to fully, validly and effectively authorize this Agreement and the transactions contemplated herein, the

performance by Purchaser of its obligations hereunder, and the execution an delivery by Purchaser of this Agreement and all documents delivered pursuant hereto;

(iii) the execution and delivery by Purchaser of this Agreement and all documents delivered pursuant hereto, the performance by Purchaser of its obligations hereunder and thereunder and the consummation of the transactions contemplated herein and therein will not result in the breach of or violate any term or provision of the articles or by-laws of Purchaser; and

(iv) this Agreement has been, and the documents delivered pursuant hereto will be, duly executed and delivered by Purchaser and this Agreement is, and such other documents will be, valid and binding on Purchaser and enforceable in accordance with their terms (subject to qualifications regarding the availability of equitable remedies and the general limitations on the enforcement of creditors' rights).

In giving such opinion, Bennett Jones LLP may rely, in respect of matters governed by the laws of any jurisdiction other than the Province of Alberta or the laws of Canada applicable therein, upon the opinion of local counsel in such jurisdiction provided that Bennett Jones LLP is of the opinion that the opinion of such local counsel is one upon which Bennett Jones LLP may properly rely and, in respect of matters of fact, upon certificates of senior officers of Purchaser or any other appropriate persons acceptable to Burnet, Duckworth & Palmer LLP;

(c) **No Material Change:** there shall have been no material adverse change, financial or otherwise, in the assets, liabilities, business, operations, prospects, affairs, capital or financial condition of Purchaser from that disclosed in the Purchaser's Financial Statements or any occurrences or circumstances which have resulted or might reasonably be expected to result in a material adverse change thereto (other than a change due to changes in general economic conditions (including commodity prices) applicable to corporations conducting business similar to that of Purchaser) except as have been previously disclosed to Vendor prior to the date hereof;

(d) **Obligations:** all obligations of Purchaser contained in this Agreement to be performed prior to or at Closing shall have been timely performed in all material respects; and

(e) **Payment and Deliveries:** all amounts to be paid or documents to be delivered by Purchaser to Vendor at Closing pursuant hereto shall have been paid or delivered, as the case may be, to Vendor by Purchaser at the time and in the form stipulated in this Agreement.

If any of the foregoing conditions precedent has not been complied with, or waived by Vendor at or before the Closing Date, Vendor may, in addition to any other remedies which it may have available to it, terminate its obligations to sell the Assets to Purchaser by written notice from Vendor to Purchaser specifying what conditions have not been satisfied.

5.3 Mutual Closing Conditions

The obligations of the Parties to complete the transactions contemplated herein are subject to fulfillment of the following conditions precedent on or before the Closing Date or such other time as is specified below:

(a) **Approval:** The board of directors and the shareholders of Vendor shall have authorized the completion of the purchase of the Assets and all other transactions herein provided that Neil Gledhil, Tom Brinkerhoff and related parties shall approve.

(b) **No Action:** There shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

(i) makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the transactions contemplated by this Agreement or any other transactions contemplated herein; or

(ii) results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein; and

(c) **Consents:** Vendor and Purchaser shall have obtained all consents, approvals and authorizations (including, without limitation, all stock exchange, securities commission and other regulatory approvals) required or necessary in connection with the transactions contemplated herein on terms and conditions reasonably satisfactory to Vendor and Purchaser.

The foregoing conditions are for the mutual benefit of Purchaser and Vendor and may be waived, in whole or in part, by Purchaser and Vendor together, at any time. If any of the said conditions precedent shall not be complied with or waived as aforesaid on or before the date required for the performance thereof, Purchaser and Vendor may, in addition to the other remedies it may have at law or in equity, rescind and terminate this Agreement by written notice to the other Party.

5.4 Efforts to Fulfill Conditions Precedent

Each Party shall proceed diligently and in good faith and use all reasonable efforts to satisfy the conditions precedent which are for its benefit or the mutual benefits of the Parties, and assist in the satisfaction of the conditions precedent which are for the benefit of the other Party, such that all such conditions precedent can be fulfilled and satisfied as soon as practicable.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES

6.1 Representations and Warranties of Vendor

The Vendor represents and warrants to Purchaser that:

(a) **Standing:** the Vendor is a corporation duly formed and validly existing under the laws of Alberta, is authorized to carry on business in all jurisdictions in which the Assets are located, and now has all the requisite power and authority to sell, assign, transfer and convey the Assets to Purchaser in accordance with this Agreement;

(b) **No Conflicts:** the consummation of the transactions contemplated herein will not violate, nor be in conflict with, any of the constating documents, by-laws, agreements or other governing documents of the Vendor or any judgment, decree, order, law, statute, rule or regulation applicable to Vendor;

(c) **Execution of Documents:** this Agreement has been duly executed and delivered by the Vendor and all other documents (including the General Conveyance and the Specific Conveyances) executed and delivered by Vendor pursuant hereto will be duly executed and delivered by the Vendor, and this Agreement does, and such documents will, constitute legal, valid and binding

obligations of the Vendor enforceable in accordance with their respective terms, subject to bankruptcy, insolvency, preference, reorganization, moratorium and other similar laws affecting creditors' rights generally and the discretion of courts with respect to equitable or discretionary remedies and defences;

(d) **Finders' Fees:** Vendor has not incurred any obligation or liability, contingent or otherwise, for brokers' or finders' fees in respect of this transaction for which Purchaser shall have any obligation or liability;

(e) **No Authorizations:** no authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body exercising jurisdiction over the Assets or Vendor is required for the due execution, delivery and performance by Vendor of this Agreement, other than authorizations, approvals or exemptions previously obtained and currently in force;

(f) **Title:** except for the Permitted Encumbrances, the Assets are free and clear of all liens, mortgages, royalties, encumbrances and adverse claims created by, through or under Vendor; and, except as expressly set forth elsewhere in this Agreement, Vendor does not otherwise make any representation, warranty or covenant as to title to or the encumbrances or burdens affecting the Assets;

(g) **No Lawsuits or Claims:** Except as set forth in Schedule D, Vendor has not received notice of any actions, suits, proceedings or claims with respect to, or in any manner making a claim adverse to the ownership of the Assets or affecting the use or operation of the Assets, which if determined against Vendor would, individually or in the aggregate, have a material adverse effect on the Assets or any of them;

(h) **Rights of First Refusal:** The sale of the Assets pursuant hereto is not subject to any Rights of First Refusal created by, through or under Vendor, and the sale of the Assets by Vendor shall represent a sale of all or substantially all of Vendor's petroleum and natural gas rights in the province where the Assets are situated;

(i) **Sale, Processing and Transportation Agreements:** except as set forth in Schedule "C", Vendor is not a party to or bound by any Sale, Processing and Transportation Agreements which cannot be terminated without penalty on notice from Vendor of 60 days or fewer;

(j) **Take or Pay:** there are no Take or Pay Obligations related to the Assets;

(k) **No Default:** Vendor is not in default under and, to Vendor's knowledge, no condition exists that with notice or lapse of time or both would constitute a default under:

(i) any loan agreement, evidence of indebtedness, or instrument granting a security interest to which Vendor is a party and by which the Assets are bound; or

(ii) any judgment, order or injunction of any court, arbitrator or governmental entity;

which default or potential default would, either singly or in the aggregate, reasonably be expected to have a material adverse effect on the Assets or rights derived therefrom;

(l) **Operations:** Except to the extent that would not have a material adverse effect:

(i) where Vendor or any of its Affiliates was the operator, all Operations related to the Assets have been conducted in compliance with laws and regulations; and

(ii) where Vendor or any of its Affiliates was not the operator, to the knowledge of Vendor, all Operations related to the Assets have been conducted in compliance with laws and regulations;

except to the extent cured or rectified prior to the date hereof;

(m) **Production Allowables:** To Vendor's knowledge:

(i) none of the Wells has been produced in excess of applicable production allowables imposed by any law or regulations except to the extent that has been resolved through production penalties that are no longer applicable; and

(ii) Vendor has no knowledge of any impending change in production allowables imposed by applicable law or any governmental regulatory agency that may be applicable to any of the Wells, other than changes of general application;

(n) **Compliance with Law:** To Vendor's knowledge, Vendor and each of its subsidiaries and partnerships (if any) has complied with and is in compliance with all laws or regulations applicable to the operation of its business, including all Applicable Laws, except where failure to do so would not have a material adverse effect on the Assets, and Vendor has all licenses, permits, orders or approvals of, and has made all required registrations with, any government or regulatory body that are material to the Assets;

(o) **Outstanding AFEs:** Except as set forth in Schedule E, there are no outstanding authorizations for expenditure pertaining to any Assets or any other commitments, approvals or authorizations pursuant to which an expenditure may be required to be made in respect of the Assets after the Effective Time for which the share attributable to the Aggregate Assets exceeds $50,000;

(p) **ARTC:** The Assets are not restricted properties for the purpose of Alberta Royalty Tax Credit eligibility;

(q) **Obligations to ELM:** At Closing, Vendor shall have no obligations owing to ELM Energy Corporation for which Purchaser might be responsible;

(r) **Royalties Paid:** To Vendor's knowledge, all royalties and rentals payable under the Title and Operating Documents and all *ad valorem*, property, production, severance and similar taxes and assessments based upon or measured by the ownership of its Assets or the production of Petroleum Substances from the Lands or the receipt of proceeds therefrom have been properly paid in full and in a timely manner;

(s) **Permits and Licences:**

(i) Vendor or the relevant operator has obtained all licences, permits, approvals and authorizations relating to the ownership, use or operation of the Assets that are required under applicable law in order for Vendor to own the Assets and for the use and operation of the Assets;

(ii) Vendor has not received any notice of default under or non-compliance with the terms of any such licence, permit, approval or authorization; and

(iii) all such licences, permits, approvals and authorizations are in good standing;

except in all cases, where a contrary fact or circumstance would not have a material adverse effect;

(t) **Tax Residence:** Vendor is not a non-resident of Canada within the meaning of Section 116 of the *Income Tax Act* R.S.C. 1985, c. 1 (5th Supplement) as amended;

(u) **Financial Statements:** the Vendor Financial Statements will be prepared, to the extent reasonably possible by third party auditors, within 30 days after Closing in accordance with generally accepted accounting principles applicable in Canada applied on a basis consistent with that of prior periods (except as stated therein) and present fairly the results of operations for the Assets for the then periods ended;

(v) **Information Provided to GLJ:** Vendor has made available to GLJ prior to the issuance of the Vendor GLJ Reserve Report, all information material to an adequate determination of oil and gas reserves, none of such information contained a material misrepresentation and (other than as may be affected by the disposition of petroleum and natural gas assets in the ordinary course) Vendor has no knowledge of any material adverse change to the oil and gas reserves of Vendor since the effective date of the Vendor GLJ Reserve Report;

(w) **Information:** Vendor has not, prior to the date of this Agreement, intentionally withheld any material information and data in Vendor's possession or control that pertains to the Assets or rights derived therefrom;

(x) **Qualification:** Vendor is duly qualified to carry on business in each jurisdiction in which the nature of its business or the Assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified will not have a material adverse effect on the Assets, taken as a whole;

(y) **Conduct of Business:** Vendor and each of its subsidiaries and partnerships, if any, has conducted and is conducting its business in accordance with good oilfield practices and in compliance in all material respects with all Applicable Laws, rules and regulations and, in particular, all applicable licensing and environmental legislation, regulations or by-laws or other lawful requirements of any governmental or regulatory bodies applicable to Vendor and each of its subsidiaries and partnerships of each jurisdiction in which it carries on business and holds all licenses, registrations and qualifications material to its business and assets in all jurisdictions in which it carries on business and where the failure to so conduct business or being such compliance would have a material adverse effect on the business of Vendor, taken as a whole, which are necessary or desirable to carry on the business of Vendor and its subsidiaries and partnerships, as now conducted, and none of such licenses, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or is likely to have any material adverse effect, financial or otherwise, on the business of Vendor, taken as a whole; and

(z) **Title:** Vendor is not aware of any defects, failures or impairments in the title of Vendor and each of its subsidiaries and partnerships, if any, to its oil and gas properties or facilities whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by

any third party, which in aggregate could have a material adverse effect, financial or otherwise, on the business of Vendor.

6.2 Negation of Other Representations

No Party makes any representations or warranties (whether in contract or in tort) except as expressly set forth in this Section 6.1 and Section 6.3 and, in particular, and without limitation, each Party hereby expressly negates any representations or warranties with respect to:

(a) any data or information supplied by a Party to the other or its representatives;

(b) the quality, quantity or recoverability of Petroleum Substances within or under the Lands or any lands pooled or unitized therewith;

(c) the value of the Assets or the future cash flow therefrom; or

(d) the quality, condition, fitness or merchantability of any tangible depreciable equipment or property, interests in which are comprised in the Assets.

Except as expressly set forth in this Section 6.1 and Section 6.3, each Party acknowledges and confirms that it has not relied on any data, information or advice from the other Party with respect to any or all of the matters specifically enumerated in this section 6.2 in connection with the transaction pursuant hereto, and each Party confirms that it has not relied on any covenants, representations or warranties outside this Agreement.

6.3 Representations and Warranties of Purchaser

Purchaser represents and warrants to Vendor, that:

(a) **Standing:** Purchaser is a corporation, duly continued and validly existing under the laws of Alberta, and now has the requisite corporate power and authority to purchase and pay for the Assets in accordance with this Agreement;

(b) **No Conflicts:** the consummation of the transactions contemplated by this Agreement will not violate, nor be in conflict with, the constating documents, by-laws or governing documents of Purchaser or any judgment, decree, order, law, statute, rule or regulation applicable to Purchaser;

(c) **Execution of Documents:** this Agreement has been duly executed and delivered by Purchaser and all other documents (including the General Conveyance and the Specific Conveyances) executed and delivered by Purchaser pursuant hereto will be duly executed and delivered by Purchaser, and this Agreement does, and such documents will, constitute legal, valid and binding obligations of Purchaser enforceable in accordance with their respective terms, subject to bankruptcy, insolvency, preference, reorganization, moratorium and other similar laws affecting creditors' rights generally and the discretion of the courts with respect to equitable or discretionary remedies and defenses;

(d) **Finders' Fees:** Purchaser has not incurred any obligations or liability, contingent or otherwise, for brokers' or finders' fees in respect of this transaction for which Vendor shall have any obligation or liability;

(e) **No Authorizations:** No authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body exercising jurisdiction over the Assets or Purchaser is required for the due execution, delivery and performance by Purchaser of this Agreement, other than authorizations, approvals or exemptions previously obtained and currently in force;

(f) **Authorized and Issued Shares:** the Shares issued to Vendor pursuant hereto shall be duly and validly issued and be fully paid and non-assessable common shares in the share capital of Purchaser;

(g) **Residency:** Purchaser is a Canadian for the purposes of the *Investment Canada Act*, R.S.C. 1985, c. 28 (1st Supp.);

(h) **Business of Purchaser:** Purchaser has all requisite power and authority to carry on its business;

(i) **No Encumbrances:** The Shares at Closing will be validly issued by Purchaser to Vendor in accordance with the by laws and articles of Purchaser, will be fully paid and non assessable and Vendor shall have good and marketable title thereto, free of any liens, pledges, voting trusts, proxies, adverse claims and other encumbrances;

(j) **No Lawsuits or Claims:** Purchaser has not received notice of any actions, suits, proceedings or claims with respect to its assets or shares, which if determined against Purchaser would, individually or in the aggregate, have a material adverse effect on the Shares and rights derived therefrom;

(k) **No Default:** Purchaser is not in default under and, to Purchaser's knowledge, no condition exists that with notice or lapse of time or both would constitute a default under:

(i) any loan agreement, evidence of indebtedness, or instrument granting a security interest to which Purchaser is a party or by which Purchaser or any of its assets are bound; or

(ii) any judgment, order or injunction of any court, arbitrator or governmental entity;

which default or potential default would, either singly or in the aggregate, reasonably be expected to have a material adverse effect on the Shares or rights derived therefrom;

(l) **Qualification:** Purchaser is duly qualified to carry on business in each jurisdiction in which the nature of its business or the property or assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified will not have a material adverse effect on the business, assets, properties, condition (financial or otherwise), results of operations or prospects of the Purchaser, taken as a whole;

(m) **Compliance with Law:** To Purchaser's knowledge, Purchaser and each of its subsidiaries and partnerships, if any, has complied with and is in compliance with all laws or regulations applicable to the operation of its business, including all Applicable Laws, except where failure to do so would not have a material adverse effect on the business, assets, properties, condition (financial or otherwise), results of operations or prospects of Purchaser, taken as a whole, and Purchaser and each of its subsidiaries and partnerships has all licenses, permits, orders or approvals of, and has made all required registrations with, any government or regulatory body that are material to the conduct of its business;

(n) **Authorized Capital:** the authorized capital of Purchaser consists of unlimited number of common shares;

(o) **Options and Similar Rights:** except pursuant to this agreement, no person has any agreement, option, right or privilege (including, without limitation, whether by law, pre-emptive right, contract or otherwise) to purchase, subscribe for, convert into, exchange for or otherwise require the issuance of, nor any agreement, option, right or privilege capable of becoming any such agreement, option, right or privilege, any of the unissued shares or other securities of Purchaser;

(p) **Minute Books:** the minute books of Purchaser are true and correct in all material respects and contain the minutes of all meetings and all resolutions of the directors and shareholders thereof;

(q) **No Changes:** since its incorporation, Purchaser has:

(i) not amended its articles, by-laws or other governing documents; and

(ii) has not conducted any business;

(r) **Securities Orders:** no securities commission or similar regulatory authority has issued any order preventing or suspending trading of any securities of Purchaser, and Purchaser is not in default of any requirement of Applicable Laws;

(s) **No Changes:** since December 31, 2004, Purchaser has:

(i) not amended its articles, by-laws or other governing documents; and

(ii) has not conducted any business;

(iii) conducted its business in all material respects in the usual, ordinary and regular course and consistent with past practice;

(iv) not suffered any material adverse change, financial or otherwise, in its business, financial condition, assets, properties, liabilities or operations (taken as a whole) or any occurrences or circumstances which have resulted or might reasonably be expected to result in a material adverse change thereto (other than changes attributable to fluctuations in the prices of commodities); and

(v) not made any change in its accounting principles and practices as theretofore applied including, without limitation, the basis upon which its assets and liabilities are recorded on its books and its earnings and profits and losses are ascertained;

(t) **Conduct of Business:** Purchaser and each of its subsidiaries and partnerships has conducted and is conducting its business in accordance with good oilfield practices and in compliance in all material respects with all Applicable Laws, rules and regulations and, in particular, all applicable licensing and environmental legislation, regulations or by-laws or other lawful requirements of any governmental or regulatory bodies applicable to Purchaser and each of its subsidiaries and partnerships of each jurisdiction in which it carries on business and holds all licenses, registrations and qualifications material to its business and assets in all jurisdictions in which it carries on business and where the failure to so conduct business or being such compliance would have a material adverse effect on the business of Purchaser, taken as a whole, which are necessary

or desirable to carry on the business of Purchaser and its subsidiaries and partnerships, as now conducted, and none of such licenses, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or is likely to have any material adverse effect, financial or otherwise, on the business of Purchaser, taken as a whole; and

(u) **Taxes:** except as disclosed in writing to Vendor, Purchaser has duly and timely filed, in proper form, returns in respect of taxes under the *Income Tax Act*, the *Alberta Corporate Tax Act* (Alberta), the income tax legislation of any other province of Canada or any foreign country in which it carries on business or to the jurisdiction of which it is otherwise subject, the *Mines and Minerals Tax Act* (Alberta), the *Freehold Mineral Rights Tax Act* (Alberta) and similar legislation of other provinces having jurisdiction over the affairs of Purchaser and each of its subsidiaries, and the *Excise Tax Act* (Canada) for all prior periods in respect of which such filings have heretofore been required, and all taxes shown thereon and all taxes owing with respect to periods ending on or prior to December 31, 2004 have been paid or accrued on the books of Purchaser calculated in accordance with Canadian generally acceptable accounting principles and all payments by Purchaser and each of its subsidiaries to any non-resident of Canada have been made in accordance with all applicable legislation in respect of withholding tax; Purchaser and each of its subsidiaries has withheld from each payment made to any of its officers, directors, former directors and employees the amount of all taxes (including, without limitation, income tax) and other deductions required to be withheld therefrom and has paid the same to the proper tax or other authority within the time required under any applicable tax legislation; Purchaser and each of its subsidiaries has made all installment payments required to be made prior to the date hereof under all applicable tax legislation; and Purchaser and each of its subsidiaries has paid all taxes which are due and payable as at the date hereof.

6.4 Limitation

No claim under this Article 6 shall be made or be enforceable by a Party unless written notice of such claim, with reasonable particulars, is given by such Party to the Party against whom the claim is made within a period of twelve (12) months from the Closing Date. No claim shall be made by a Party in respect of the representations and warranties made by the other Party in this Agreement except pursuant to this Article 6 or Sections 7.4 and 7.5.

ARTICLE 7
INDEMNITIES

7.1 General Indemnity

Purchaser shall be liable to Vendor for and shall, in addition, indemnify Vendor from and against all Losses and Liabilities suffered, sustained, paid or incurred by Vendor which arise out of any matter or thing occurring or arising from and after the Effective Time and which relates to the Assets, provided that Purchaser shall not be liable to Vendor under this section 7.1 in respect of Losses and Liabilities that are directly related to a breach of Vendor's representations and warranties under section 6.1 that has been notified by Purchaser to Vendor within a period of twelve (12) months from the Closing Date.

7.2 Abandonment and Reclamation

Purchaser shall be responsible for the timely performance of all Abandonment and Reclamation Obligations pertaining to the Assets. Purchaser shall be liable to Vendor for and shall, in

addition, indemnify Vendor from and against all Losses and Liabilities suffered, sustained, paid or incurred by Vendor should Purchaser fail to perform such Abandonment and Reclamation Obligations.

7.3 Environmental Matters

Purchaser shall be liable to Vendor for and shall, in addition, indemnify Vendor from and against all Losses and Liabilities suffered, sustained, paid or incurred by Vendor which pertain to Environmental Liabilities pertaining to or caused by the Assets or operations thereon or related thereto, however and by whomsoever caused, and whether such Environmental Liabilities occur or arise in whole or in part prior to, at or subsequent to the Effective Time. Purchaser shall not be entitled to exercise and hereby waives any rights or remedies Purchaser may now or in the future have against Vendor in respect of such Environmental Liabilities, whether such rights and remedies are pursuant to the common law or statute or otherwise, including without limitation, the right to name Vendor as a third party to any action commenced by any Third Party against Purchaser.

7.4 Vendor's Indemnities for Representations and Warranties

Vendor shall be liable to Purchaser for and shall, in addition, indemnify Purchaser and from and against, Losses and Liabilities suffered, sustained, paid or incurred by Purchaser because of any of the representations and warranties contained in Section 6.1 being inaccurate or untruthful, provided that written notice of such claim, with reasonable particulars, is given by Purchaser to Vendor within a period of twelve (12) months from the Closing Date.

7.5 Purchaser's Indemnities for Representations and Warranties

Purchaser shall be liable to Vendor for and shall, in addition, indemnify Vendor from and against, Losses and Liabilities suffered, sustained, paid or incurred by Vendor because of any of the representations and warranties contained in Section 6.3 being inaccurate or untruthful, provided that written notice of such claim, with reasonable particulars, is given by Vendor to Purchaser within a period of twelve (12) months from the Closing Date.

7.6 General Limitation on Liability

The indemnities provided in Sections 7.1 to 7.5 inclusive (whether in respect of a Third Party claim or direct damages suffered by a Party or its Representatives or otherwise) shall not apply to the extent that the Losses and Liabilities are reimbursed by insurance or are caused by the gross negligence, wilful default or wilful misconduct of the Party claiming indemnity or any of such Party's Representatives.

7.7 Limitations and Exclusions

(a) Notwithstanding anything herein to the contrary, no Party nor any of such Party's Representatives shall have any liability or obligation to indemnify any other Party or its Representatives in respect of any breach of any representation, warranty, covenant or any indemnity herein or hereunder or in any document delivered pursuant hereto in respect of any individual matter unless the Losses and Liabilities suffered or incurred by the claiming Party (or its Representatives) in respect of such individual matter exceeds $50,000 and the indemnifying party shall be liable to the claiming party for all such Losses and Liabilities. For clarity such $50,000 amount shall be a threshold and not a deductible.

(b) Notwithstanding herein anything to the contrary, no Party or its Representatives shall have any liability to any other Party or its Representatives hereunder in respect of any Losses and Liabilities that consist of indirect, special, consequential or punitive damages.

ARTICLE 8
MAINTENANCE OF ASSETS

8.1 Maintenance of Assets Prior to Closing

During the Interim Period, Vendor shall, to the extent that the nature of its interest permits, and subject to the Title and Operating Documents and any other agreements and documents to which the Assets are subject:

(a) maintain the Assets in a proper and prudent manner in accordance with good oil and gas industry practices, including maintaining adequate insurance, in material compliance with all applicable laws, rules, regulations, orders and directions of governmental and other competent authorities;

(b) without the prior written consent of Purchaser, refrain from committing any single expenditure or series of related expenditures that exceeds $25,000 and that is not in the ordinary course of the business of Vendor;

(c) continue in force all existing policies of insurance or renewals thereof presently maintained by Vendor;

(d) pay or cause to be paid all costs and expenses relating to the Assets which become due from the date hereof to the Closing Date; and

(e) perform and comply with all covenants and conditions contained in the Title and Operating Documents and any other agreements and documents to which the Assets are subject.

8.2 Consent of Purchaser

Notwithstanding Section 8.1, during the Interim Period, Vendor shall not, without the written consent of Purchaser, which consent shall not be unreasonably withheld by Purchaser and which, if provided, will be provided in a timely manner:

(a) make any commitment or propose, initiate or authorize any capital expenditure with respect to the Assets in excess of $25,000 except in case of an emergency or in respect of amounts which Vendor are committed to expend or are deemed to authorize without their specific authorization or approval;

(b) surrender or abandon any of the Assets;

(c) conduct any activity or operations that would otherwise be detrimental to this Agreement;

(d) take any action, refrain from taking any action, permit any action to be taken or not taken, inconsistent with this Agreement, which might directly or indirectly interfere or affect the consummation of the transactions contemplated by this Agreement;

(e) amend or terminate any Title and Operating Documents or enter into any new agreement or commitment relating to the Assets; or

(f) sell, encumber or otherwise dispose of any of the Assets or any part or portion thereof except sales of Petroleum Substances in the normal course of business.

8.3 Purchaser's Covenants

(a) Purchaser covenants and agrees that during the Interim Period other than as contemplated herein, it will not, directly or indirectly, do or permit to occur any of the following:

(i) conclude any other material corporate acquisition or disposition, amalgamation, merger, arrangement or purchase or sale of assets or make any other material change to the business, capital or affairs of Purchaser;

(ii) issue any Shares;

(iii) split, combine or re-classify the outstanding shares of Purchaser, or declare, set aside or pay any distribution payable in respect of such shares;

(iv) redeem, purchase or offer to purchase any shares of Purchaser;

(v) pay any distributions to its shareholders;

(vi) conduct any activity or operations that would otherwise be detrimental to this Agreement; or

(vii) take any action, refrain from taking any action, permit any action to be taken or not taken, inconsistent with this Agreement, which might directly or indirectly interfere or affect the consummation of the transactions contemplated by this Agreement;

(b) grant Vendor access to all files, information and data relating to Purchaser or its assets that are owned or in the possession of Purchaser for the purpose of permitting Vendor to conduct its due diligence of this transaction; and

(c) grant Vendor access to all files, information and data relating to Purchaser or its assets that are owned or in the possession of Purchaser for the purpose of permitting Vendor to conduct due diligence in furtherance of this transaction.

8.4 Following Closing

(a) Following Closing, in the event that legal title to any of the Assets has not been transferred to Purchaser, Vendor shall hold title to the Assets, or any portion thereof, in trust for Purchaser until all necessary notifications, registrations and other steps required to transfer such title to Purchaser have been completed.

(b) Following Closing, Vendor shall represent Purchaser in all matters arising under a Title and Operating Document until Purchaser is substituted as a party thereto in the place of Vendor, whether by novation, notice of assignment or otherwise, and in furtherance thereof:

(i) all payments relating to the Assets received by it pursuant to the Title and Operating Document, other than those to which it is entitled under Article 4, shall be received and held by Vendor as trustee for Purchaser and Vendor shall promptly remit such amounts to Purchaser;

(ii) Vendor shall forward all statements, notices and other information received by it pursuant to such Title and Operating Document that pertain to the Assets to Purchaser promptly following their receipt by Vendor; and

(iii) Vendor shall forward to other parties to the Title and Operating Document such notices and elections pursuant to such Title and Operating Document pertaining to the Assets as Purchaser may reasonably request.

(c) Purchaser shall indemnify and save harmless Vendor from and against all of Vendor's Losses and Liabilities arising as a consequence of the provisions of subsections 8.3(a) and (b) hereof, except to the extent caused by the gross negligence or wilful misconduct of Vendor or its servants, agents or employees. Acts or omissions taken by a Vendor or its servants or agents with the approval of Purchaser shall not constitute gross negligence or wilful misconduct of Vendor for purposes of this subsection.

ARTICLE 9
THIRD PARTY RIGHTS AND CONSENTS

9.1 Consents

Where an assignment of any of the Assets requires the consent of Third Parties, Vendor shall use all reasonable efforts to obtain such consents prior to Closing. After Closing, Vendor shall cooperate with Purchaser in Purchaser's attempts to secure such consents, to the extent that such consents have not been obtained prior to Closing.

ARTICLE 10
GENERAL

10.1 Further Assurances

Each Party will, from time to time and at all times after Closing, without further consideration, do such further acts and deliver all such further assurances, deeds and documents as shall be reasonably required in order to fully perform and carry out the terms of this Agreement.

10.2 No Merger

Subject to the limitations set forth herein, the covenants, representations, warranties and indemnities contained in this Agreement shall survive Closing and shall not merge in any assignments, conveyances, transfers or other documents executed and delivered at or after Closing, notwithstanding any rule of law, equity or statute to the contrary and such rules are hereby waived.

10.3 Entire Agreement

This Agreement supersedes all other written agreements that predate this Agreement, as well as any verbal understanding among the Parties relating to the subject matter hereof.

10.4 Non-Applicability of Contra Proferentum

The Parties acknowledge that they participated equally in the negotiation and preparation of this Agreement. Any legal rule of construction that would cause this Agreement to be construed

against the Party that assumed primary responsibility for drafting this Agreement because of that role will not apply to this Agreement.

10.5 Governing Law

This Agreement shall be subject to and interpreted, construed and enforced in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated as a contract made in the Province of Alberta. The Parties irrevocably attorn and submit to the jurisdiction of the courts of the Province of Alberta and courts of appeal therefrom in respect of all matters arising out of this Agreement.

10.6 Assignment

Neither Party may assign any of its interests in or under this Agreement prior to the Closing Date without the prior consent of the other Party, which consent may be unreasonably withheld.

10.7 Enurement

This Agreement shall be binding upon and shall enure to the benefit of the Parties and their respective administrators, trustees, receivers, successors and permitted assigns.

10.8 Time of Essence

Time shall be of the essence in this Agreement.

10.9 Notices

The address and facsimile number of each Party for notices shall be as follows:

Vendor: ELM Energy Corporation
200, 118 - 8th Avenue S.W.
Calgary, AB T2P 1B3

Attention: Neal Gledhil
Facsimile: (403) 266-6809

Purchaser 1143734 Alberta Ltd.
C/o ELM Energy Corporation
200, 118 - 8th Avenue S.W.
Calgary, AB T2P 1B3

Attention: President
Facsimile: (403) 266-6809

Any notice, communication or statement (a "**notice**") required, permitted or contemplated hereunder shall be in writing and shall be delivered as follows:

(a) by delivery to a Party between 8:00 a.m. and 4:00 p.m. on a Business Day at the address of such Party for notices, in which case the notice shall be deemed to have been received by that Party when it is delivered; or

(b) by facsimile to a Party to the facsimile number of such Party for notices, in which case, if the notice was faxed prior to 4:00 p.m. on a Business Day the notice shall be deemed to have been received by that Party when it was faxed and if it was faxed on a day which is not a Business Day or is faxed after 4:00 p.m. on a Business Day, it shall be deemed to have been received on the next following Business Day.

A Party may from time to time change its address for service or its facsimile number for service by giving written notice of such change to the other Party.

10.10 Invalidity of Provisions

In case any of the provisions of this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality or enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

10.11 Waiver

No waiver by any Party of any breach (whether actual or anticipated) of any of the terms, conditions, representations or warranties contained herein shall take effect or be binding upon that Party unless the waiver is expressed in writing under the authority of that Party. Any waiver so given shall extend only to the particular breach so waived and shall not limit or affect any rights with respect to any other or future breach.

10.12 Remedies Generally

No failure on the part of any Party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or remedy preclude any other or further exercise thereof or the exercise of any other right or remedy in law or in equity or by statute or otherwise conferred.

10.13 Amendment

This Agreement shall not be varied in its terms or amended by oral agreement or by representations or otherwise other than by an instrument in writing dated subsequent to the date hereof, executed by a duly authorized representative of each Party.

10.14 Public Announcements

Until Closing has occurred, no Party shall release any information concerning this Agreement and the transactions herein provided for without the prior written consent of the other Party, which consent shall not be unreasonably withheld. Nothing contained herein shall prevent a Party at any time from furnishing information to any governmental agency or regulatory authority including applicable recognized stock exchanges and securities commissions, or to the public if required by applicable law, provided that the Parties shall advise each other in advance of any public statement which they propose to make.

10.15 Execution

This Agreement may be executed in counterpart and provided by facsimile and all executed counterparts provided by facsimile or otherwise together shall constitute one agreement.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the day and year first above written.

ELM ENERGY CORPORATION

Per: ______________________________

Per: ______________________________

1143734 ALBERTA LTD.

Per: ______________________________

Per: ______________________________

This is the execution page of an Asset Purchase and Sale Agreement dated as of March 14, 2005 between ELM Energy Corporation as Vendor and 1143734 Alberta Ltd. as Purchaser.

File No. 82-34785



ROCK ENERGY INC.

Interim Results for the Period Ended September 30, 2004

CORPORATE SUMMARY

FINANCIAL	**Three months ended September 30, 2004**	Three months ended September 30, 2003	**Six months ended September 30, 2004**	Six months ended September 30, 2003
Oil and gas revenue	**$653,422**	$564,491	$1,315,273	$1,088,637
Cash flow from operations [(1)]	**$236,672**	$88,383	$513,039	$199,707
Per share – basic and diluted	**$0.03**	$0.03	$0.06	$0.06
Net income	**$85,047**	$12,178	$230,167	$69,985
Per share – basic and diluted	**$0.01**	$0.00	$0.03	$0.02
Capital expenditures, net	**$1,062,525**	$386,392	$2,081,207	$512,266
	As at September 30, 2004	As at September 30, 2003	**As at September 30, 2004**	As at September 30, 2003
Working capital	**$14,496,785**	$3,498,082	$14,496,785	$3,498,082
Common shares outstanding	**8,993,152**	3,520,227	8,993,152	3,520,227
Options outstanding	**451,848**	nil	451,848	nil

OPERATIONS	**Three months ended September 30, 2004**	Three months ended September 30, 2003	**Six months ended September 30, 2004**	Six months ended September 30, 2003
Average daily production				
Crude oil and NGLs (bbls/d)	**86**	86	93	80
Natural gas (mcf/d)	**476**	531	455	501
Barrels of oil equivalent (boe/d)	**165**	174	169	164
Average product prices				
Crude oil (CDN$/bbl)	**$48.29**	$35.03	$45.05	$35.74
NGLs (CDN$/bbl)	**$43.61**	$31.81	$41.04	$31.17
Natural gas (CDN$/mcf)	**$6.33**	$6.04	$6.78	$6.35
BOEs (CDN$/boe)	**$42.90**	$35.25	$42.69	$36.39
Field netback (CDN$/boe)	**$19.05**	$16.77	$21.41	$14.52

Note [(1)] Cash flow from operations and cash flow from operations per share are non GAAP terms that represent cash generated from operating activities before changes in non-cash working capital. We consider it a key measure as it demonstrates our ability to generate the cash flow necessary to fund future growth through capital investment. Cash flow from operations may not be comparable with the calculation of similar measures for other companies. Cash flow from operations per share is calculated using the same share basis which is used in the determination of net income per share.

PRESIDENT'S MESSAGE

I am pleasedto present the financial and operating results for Rock Energy Inc. for the fiscal quarter ended September 30, 2004.

During the quarter we continued to focus on building our grass roots program by adding to our undeveloped land base, building our exploration leads and beginning to test those leads. We continue to be active at crown land sales and our undeveloped land base at the date of this report is approximately 11,100 net undeveloped acres, split almost evenly between Alberta and Saskatchewan. We expect to continue to build on this land base throughout the rest of the year and 2005. Our inventory of exploration prospects continues to grow and we tested 2 (2.0 net) of these prospects at Neilburg in west central Saskatchewan in September. While these wells were unsuccessful we will continue with our program this quarter and plan to drill 6 (6.0 net) more wells (5 targeting oil, 1 targeting gas) prior to year-end (subject to rig availability) and we expect to drill 3 to 5 follow up wells during the first half of 2005 for each successful oil exploration test. It is unlikely that the fourth quarter drilling will add production this calendar year due to time requirements to tie-in the wells butw e do expect to add production from this program in the first calendar quarter of 2005.

Operationally, the production from our Medicine River property declined slightly from 171 boe/d during the quarter ended June 30, 2004 to 165 boe/d for the current quarter. This reduction is essentially a result of natural declines in the gas wells, rate limitations imposed on the oil wells and down time for repair and maintenance of some wells. Compared to the same quarter in the prior year production decreased approximately 5% but is essentially flat between the six month periods.

Financially, cash flow from operations and net income improved from year ago levels, although down from the preceding quarter ended June 30, 2004. Product prices continued to be strong improving over 20% from one year ago levels on a boe basis, while essentially flat to the preceding quarter. Royalty expenses increased this quarter primarily due to adjustments related to prior periods and higher prices. Operating costs also came under pressure from repair and maintenance costs incurred in the quarter. G&A expenses rose due to costs associated with listing Rock on the TSX in July and higher than anticipated year end reporting costs. Capital expenditures exceeded $1 million for the second straight quarter and we expect to exceed $3 million of spending in the fourth calendar quarter assuming all six prospects are drilled. Our balance sheet remains strong with positive working capital of $14.5 million at the end of the quarter which should be adequate to fund our grass roots program through to the end of 2005.

We are pleased to have recently strengthened ourboa rd with the addition of Matt Brister and Jim Wilson. Both Matt and Jim have extensive experience and are well known in the industry. Their skills complement well with the remaining board members and I look forward to their contribution. In October we completed a $1 million private placement to the outside directors of Rock at $3.75 per share in order to allow them to obtain a significant ownership position in the company. As part of the board changes Leanne Bate resigned from the board and I would like to thank Leanne for her dedication and effort.

In order to conform with the majority of our peer group, we will change the year-end of the Company from March 31 to December 31 effective this calendar year. As a result, for the year-ended December 31, 2004 we will report nine months of operations.

As we look forward to 2005 we will continue with our grass roots efforts. Our fourth quarter drilling program is currently underway, which has an impact on setting our capital budget for 2005. We expect to issue 2005 guidance as this program progresses. In addition to our exploration efforts we continue to diligently pursue both corporate and asset acquisition opportunities that will complement our activities and solidify our foundation.

On behalf of the Board of Directors,

Allen J. Bey
President and CEO
November 10, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis is dated November 9, 2004 and is management's assessment of Rock Energy Inc.'s historical and operating results, together with future prospects, and should be read in conjunction with the unaudited consolidated financial statements of Rock Energy Inc. for the three and six months ended September 30, 2004 and the consolidated financial statements for the year-ended March 31, 2004. The discussion provided herein is incremental to that included in management's discussion and analysis in respect of its audited consolidated financial statements for the year-ended March 31, 2004.

Financial measures referred to in this discussion, such as cash flow from operations and cash flow from operations per share, are not prescribed by GAAP. Cash flow from operations is a key measure that demonstrates the ability to generate cash flow necessary to fund future growth through capital investment. These non GAAP financial measures may not be comparable to similar measures presented by other companies. These financial measures are not intended to represent operating profits for the period nor should they be viewed as an alternative to cash provided by operating activities, net income or other measures of financial performance calculated in accordance with GAAP. Cash flow from operations per share is calculated using the same share basis which is used in the determination of net income per share.

This discussion contains forward-looking statements that involve risk and uncertainties. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made. All financial information is reported in Canadian dollars and in accordance with Canadian generally accepted accounting principles (GAAP) unless otherwise noted.

Rock Energy Inc. ("Rock" or the Company") is actively engaged in the acquisition, exploration, development and production of oil and natural gas resources in western Canada.

Production

Production	3 Months Ended 09/30/04	3 Months Ended 09/30/03	Quarterly Change	6 Months Ended 09/30/04	6 Months Ended 09/30/03	Change
Gas (mcf/d)	476	531	(10)%	455	501	(9)%
Oil (bbl/d)	71	64	11%	76	60	27%
NGL (bbl/d)	15	22	(32)%	17	20	(15)%
boe/d (6:1)	165	174	(5)%	169	164	3%

For the quarter ended Spetember 30, 2004 boe production decreased by 5% over the equivalent quarter in 2003 as a result of natural production declines. For the six months ended September 30, 2004 production increased slightly over the prior year period as the prior year period included scheduled maintenance down time which was minimized this year.

Product Prices

Realized Product Prices	3 Months Ended 09/30/04	3 Months Ended 09/30/03	Quarterly Change	6 Months Ended 09/30/04	6 Months Ended 09/30/03	Change
Gas ($/mcf)	6.33	6.04	5%	6.78	6.35	7%
Oil ($/bbl)	48.29	35.03	38%	45.05	35.74	26%
NGL ($/bbl)	43.61	31.81	37%	41.04	31.17	32%
boe (6:1)	42.90	35.25	22%	42.69	36.39	17%
Average Benchmark Prices						
Gas – NYMEX Daily Spot (US$/mcf)	5.48	4.88	12%	5.80	5.26	10%
Gas – AECO C Daily Spot ($/mcf)	6.21	5.88	6%	6.61	6.35	4%
Oil – WTI Cushing (US$/bbl)	43.88	30.20	45%	41.09	29.56	39%
Oil – Edmonton light ($/bbl)	56.25	40.93	37%	53.43	41.02	30%
US$/Cdn$ exchange rate	0.765	0.725	6%	0.751	0.72	4%

Revenue

The vast majority of the Company's revenue is derived from oil and gas operations. Other income represents interest income earned from cash invested in term deposits.

	3 Months Ended 09/30/04	3 Months Ended 09/30/03	Quarterly Change	6 Months Ended 09/30/04	6 Months Ended 09/30/03	Change
Oil and Gas Revenue	$653,422	$564,491	16%	$1,315,273	$1,088,637	21%
Other Income	$64,361	$12,602	411%	$132,170	$25,068	427%

Increased product prices primarily resulted in an increase to oil and gas revenue for the quarter and six months ended September 30, 2004 in comparison to the prior year periods.

Other income increased approximately five-fold over the same quarter and six month periods of 2003 as a result of higher cash balances from previous financings being invested. Interest income is expected to decline as the Company's capital program is expected to be in excess of cash generated from operations.

Royalties

	3 Months Ended 09/30/04	3 Months Ended 09/30/03	Quarterly Change	6 Months Ended 09/30/04	6 Months Ended 09/30/03	Change
Royalties	$223,923	$157,090	43%	$396,484	$263,555	50%
As percentage of oil and gas revenue	34.3%	27.8%	23%	30.1%	24.2%	24%
Per boe (6:1)	$14.70	$9.81	50%	$12.87	$8.79	46%

Royalties for the quarter and six months ended September 30, 2004 are higher on all bases in comparison to the same periods of 2003, mainly as a result of adjustments related to prior periods, higher realized product prices and the inclusion of an estimated freehold mineral tax adjustment for 2004. The 2003 freehold mineral tax adjustment was recorded in its entirety in the fourth quarter of the previous fiscal year and therefore does not appear in the quarter or six months ended June 30, 2003.

Operating Expense

	3 Months Ended 09/30/04	3 Months Ended 09/30/03	Quarterly Change	6 Months Ended 09/30/04	6 Months Ended 09/30/03	Change
Operating expense	$139,450	$126,688	10%	$259,210	$247,553	5%
Per boe (6:1)	$9.15	$7.91	16%	$8.41	$8.26	2%

Operating expenses have increased over the same quarter and six month period ended September 30, 2003 primarily due to higher repair and maintenance costs incurred during the quarter.

General and Administrative (G&A) Expense

G&A expenses have increased for the quarter and six months ended September 30, 2004 over prior year periods as costs were incurred with moving the Company's listing from the TSX Venture Exchange to the TSX and with higher than expected costs for year end reporting. In addition, during the quarter we hired a Controller.

G&A Expense	3 Months Ended 09/30/04	3 Months Ended 09/30/03	Quarterly Change	6 Months Ended 09/30/04	6 Months Ended 09/30/03	Change
Gross	$349,436	$190,526	83%	$631,487	$365,619	73%
Per boe (6:1)	$22.93	$11.90	93%	$20.49	$12.20	68%
Capitalized	$122,813	$nil	n/a	$244,489	$nil	n/a
Per boe (6:1)	$8.06	$nil	n/a	$7.93	$nil	n/a
Net	$226,623	$190,526	19%	$386,998	$365,619	6%
Per boe (6:1)	$14.87	$11.90	25%	$12.56	$12.20	3%

In October 2003, we increased our staff to undertake our grassroots exploration and development initiative. At that time, we began to capitalize certain G&A expenses based on personnel involved with this effort, including certain salaries and related overhead costs. The overhead costs have been allocated based on the percentage of salaries associated with exploration and development staff.

Interest Expense

	3 Months Ended 09/30/04	3 Months Ended 09/30/03	Quarterly Change	6 Months Ended 09/30/04	6 Months Ended 09/30/03	Change
Interest expense (recovery)	$(108,885)	$14,406	(856)%	$(108,288)	$37,271	(391)%
Per boe (6:1)	$(7.15)	$0.90	(894)%	$(3.51)	$1.24	(383)%

Interest was recovered for the quarter ended September 30, 2004 as a result of a reversal of interest accrued in prior periods in conjunction with the flow-through share issues due to Canada Customs and Revenue Agency ultimately accepting the Company's filing position.

Depletion and Depreciation (D&D)

	3 Months Ended 09/30/04	3 Months Ended 09/30/03	Quarterly Change	6 Months Ended 09/30/04	6 Months Ended 09/30/03	Change
D&D expense	$97,327	$72,156	35%	$176,977	$121,304	46%
Per boe (6:1)	$6.39	$4.51	42%	$5.74	$4.05	42%

The depletion and depreciation expense and boe rate for the quarter ended September 30, 2004 were higher compared to the same quarter in 2003 due to a higher capital base. Two wells were drilled in the quarter that added to the capital base, but did not add to the reserve base on which the depletion is calculated.

Accretion

	3 Months Ended 09/30/04	3 Months Ended 09/30/03	Quarterly Change	6 Months Ended 09/30/04	6 Months Ended 09/30/03	Change
Accretion expense	$3,590	$4,049	(11)%	$8,893	$8,418	6%
Per boe (6:1)	$0.24	$0.25	(4)%	$0.29	$0.28	4%

Accretion expense represents the change in the time value of the asset retirement obligation ("ARO") over the applicable period. The underlying ARO may be increased over a period based on new obligations incurred from drilling wells or constructing facilities. Similarly this obligation can also be reduced as a result of abandonment work undertaken and reducing future obligations. During the quarter an obligation of $60,000 was added as a result of the drilling and abandonment of two wells in the Neilburg area.

Cash flow from Operations and Net Income

	3 Months Ended 09/30/04	3 Months Ended 09/30/03	Quarterly Change	6 Months Ended 09/30/04	6 Months Ended 09/30/03	Change
Cash flow from Operations	$236,672	$88,383	168%	$513,039	$199,707	157%
Per boe (6:1)	$15.53	$5.52	181%	$16.65	$6.66	150%
Per share (basic and diluted)	$0.03	$0.03	nil	$0.06	$0.06	nil
Net Income	$85,047	$12,178	598%	$230,167	$69,985	229%
Per boe (6:1)	$5.58	$0.76	634%	$7.47	$2.34	219%
Per share (basic and diluted)	$0.01	$0.00	n/a	$0.03	$0.02	50%
Weighted Average Shares	8,993,152	3,520,227	155%	8,993,152	3,502,972	157%
Outstanding - diluted	9,019,277	3,520,227	156%	9,020,101	3,502,972	157%

Per share amounts have been restated for all periods to include the effect of the 30 for 1 share consolidation that occurred in February 2004. Weighted average per share amounts increased for the quarter ended September 30, 2004 due to the equity issue completed in January 2004 and the acquisition of Rock Energy Ltd. in January 2004.

Cash flow from operations and net income improved over the quarter and six month periods of last year due to higher oil and gas revenues, higher interest income, a recovery of interest expense partially offset by higher operating expenses and general and administrative expenses.

Capital Expenditures

	3 Months Ended 09/30/04	3 Months Ended 09/30/03	Quarterly Change	6 Months Ended 09/30/04	6 months Ended 09/30/03	Change
Office equipment	$7,837	$1,455	439%	$7,837	$55,261	(86)%
Capitalized G&A	$122,813	$nil	n/a	$244,489	$nil	n/a
Land	$274,480	$12,461	2,103%	$1,054,921	$12,461	8,366%
Geological and Geophysical	$192,894	$nil	n/a	$302,612	$nil	n/a
Exploration and Development	$464,501	$372,476	25%	$471,348	$444,544	6%
Total	$1,062,525	$386,392	175%	$2,081,207	$512,266	306%

Capital expenditures for the quarter and six months ended September 30, 2004 reflect the Company's continued efforts to build our grass roots exploratory program. The undeveloped land base continued to grow to approximately 9,000 net acres at quarter end. In addition two exploration prospects were tested in September, and although dry, the program will continue and a further six prospects are expected to be tested prior to the end of 2004 subject to rig availability. Assuming all the wells are drilled, capital spending should exceed $3 million for the last calendar quarter of the year.

Liquidity and Capital Resources

Our net working capital position as at September 30, 2004 totaled $14.5 million, consisting mostly of term deposits or cash. The decrease from March 31, 2004 levels primarily reflects the capital expenditures for the period. Rock had no debt at September 30, 2004 ($nil at March 31, 2004), other than trade payables of $0.9 million ($0.8 million at March 31, 2004).

Selected Quarterly Data

The following table provides selected quarterly information for Rock. With the exception of the quarters ended September 30, June 30, and March 31, 2004, all previous quarterly information is that for Rock Energy Ltd. which commenced oil and gas operations January 2003.

	3 Months Ended 09/30/04 (unaudited)	3 Months Ended 06/30/04 (unaudited)	3 Months Ended 03/31/04 (unaudited)	3 Months Ended 12/31/03 (unaudited)	3 Months Ended 09/30/03 (unaudited)	3 Months Ended 06/30/03 (unaudited)	3 Months Ended 03/31/03 (unaudited)
Production (boe/d)	165	171	186	192	174	155	185
Oil and gas revenues	$653,422	$661,851	$666,707	$613,277	$564,491	$524,146	$782,649
Price realizations ($/boe)	$42.90	$42.54	$39.48	$34.78	$35.25	$37.13	$47.40
Royalties ($/boe)	$14.70	$11.08	$11.16	$8.36	$9.81	$7.54	$12.66
Operating expense ($/boe)	$9.15	$7.67	$6.56	$5.24	$7.91	$8.56	$9.60
Field netback ($/boe)	$19.05	$23.79	$21.76	$21.18	$17.53	$21.03	$25.14
Net G&A expense	$226,623	$160,375	$211,021	$145,888	$190,526	$175,093	$146,779
Stock-based compensation	$50,708	$46,294	$46,295	$ nil	$ nil	$ nil	$ nil
Cash flow from operations	$236,672	$276,367	$301,161	$105,465	$88,383	$111,324	$279,826
Per share (basic & diluted)	$0.03	$0.03	$0.04	$0.03	$0.03	$0.04	$0.09
Net income	$85,047	$145,120	$158,282	$23,380	$12,178	$57,807	$220,609
Per share (basic & diluted)	$0.01	$0.02	$0.02	$0.01	$0.00	$0.02	$0.07
Capital expenditures	$1,062,525	$1,018,682	$318,888	$192,625	$386,392	$125,874	$26,961

	As at 09/30/04	As at 06/30/04	As at 03/31/04	As at 12/31/03	As at 09/30/03	As at 06/30/03	As at 03/31/03
Working capital ($000)	$14,497	$15,323	$16,065	$2,881	$2,377	$2,675	$2,613

Note: Quarterly information has been re-stated for the retroactive adoption of the ARO accounting standard.

Contractual Obligations

The Company signed a two year office lease that expires on October 31, 2006. Under the lease the Company is committed to total payments of approximately $0.3 million.

Outstanding Share Data

Subsequent to September 30, 2004 the Company issued 266,666 common shares at $3.75 per share to the outside directors. In addition, with the board changes that occurred in October 30,000 stock options were issued and 11,961 options were cancelled. At the date of this report there are 9,259,818 common shares outstanding and 469,887 options to purchase common shares outstanding.

ROCK ENERGY INC.
Consolidated Balance Sheets

September 30, 2004 and March 31, 2004

	September 30, 2004 (unaudited)	March 31, 2004
Assets		
Current Assets:		
Cash and cash equivalents	$14,980,447	$16,293,473
Accounts receivable	253,840	302,351
Prepaids and other deposits	149,984	126,989
Other assets	-	127,723
	15,384,271	16,850,536
Property, plant and equipment	5,455,073	3,313,866
Accumulated depletion and depreciation	(523,697)	(346,720)
	4,931,376	2,967,146
Goodwill	2,051,967	2,051,967
	$22,367,614	$21,869,649
Liabilities and Shareholders' Equity		
Current Liabilities:		
Accounts payable and accrued liabilities	$887,485	$785,582
Asset retirement obligation	350,983	282,090
Shareholders' Equity:		
Share capital (note 1)	20,281,602	20,281,602
Contributed surplus	143,298	46,296
Retained earnings	704,246	474,079
	21,129,146	20,801,977
Subsequent Events (note 4)		
	$22,367,614	$21,869,649

See accompanying notes to consolidated financial statements.

Approved by the Board:

Stuart G. Clark
Director

Allen J. Bey
Director

ROCK ENERGY INC.
Consolidated Statements of Income and Retained Earnings
(unaudited and restated)

	Three months ended September 30, 2004	Three months ended September 30, 2003	**Six months ended September 30, 2004**	Six months ended September 30, 2003
Revenues				
Oil and gas revenue	**$653,422**	$564,491	$1,315,273	$1,088,637
Royalties, net of ARTC	**(223,923)**	(157,090)	(396,484)	(263,555)
Other income	**64,361**	12,602	132,170	25,068
	493,860	420,003	1,050,959	850,150
Expenses:				
General and administrative	**226,623**	190,526	386,998	365,619
Operating	**139,450**	126,688	259,210	247,553
Interest (recovery)	**(108,885)**	14,406	(108,288)	37,271
Stock based compensation (note 2)	**50,708**	-	97,002	-
Accretion of asset retirement obligation	**3,590**	4,049	8,893	8,418
Depletion and depreciation	**97,327**	72,156	176,977	121,304
	408,813	407,825	820,792	780,165
Net income for the period	**85,047**	12,178	230,167	69,985
Retained earnings, beginning of period	**619,199**	278,416	474,079	220,609
Retained earnings, end of period	**$704,246**	$290,594	$704,246	$290,594
Basic and diluted earnings per share (note 3)	**$0.01**	$0.00	$0.03	$0.02

See accompanying notes to consolidated financial statements.

ROCK ENERGY INC.
Consolidated Statements of Cash Flows
(unaudited and restated)

	Three months ended September 30, 2004	Three months ended September 30, 2003	**Six months ended September 30, 2004**	Six months ended September 30, 2003
Cash provided by (used in):				
Operating:				
Net income for the period	**$85,047**	$12,178	$230,167	$69,985
Add: Non-cash items:				
Depletion and depreciation	**97,327**	72,156	176,977	121,304
Accretion of asset retirement obligation	**3,590**	4,049	8,893	8,418
Stock-based compensation (note 2)	**50,708**	-	97,002	-
	236,672	88,383	513,039	199,707
Changes in non-cash working capital	**(54,750)**	(74,297)	106,573	400,857
	181,922	14,086	619,612	600,564
Financing:				
Issuance of common shares	**-**	-	-	77,000
Changes in non-cash working capital	**(8,151)**	-	(27,481)	-
	(8,151)	-	(27,481)	77,000
Investing:				
Acquisition of property, plant and equipment	**(1,062,525)**	(386,392)	(2,081,207)	(512,266)
Changes in non-cash working capital	**176,050**	279,000	176,050	279,000
	(886,475)	(107,392)	(1,905,157)	(233,266)
(Decrease)/Increase in cash and cash equivalents	**(712,704)**	(93,306)	(1,313,026)	444,298
Cash and cash equivalents, beginning of period	**15,693,151**	2,711,935	16,293,473	2,174,331
Cash and cash equivalents, end of period	**$14,980,447**	$2,618,629	$14,980,447	$2,618,629
Interest paid and received:				
Interest paid	**$ -**	$14,406	$ -	$37,271
Interest received	**$64,361**	$12,602	$132,170	$25,068

See accompanying notes to consolidated financial statements.

Notes to the Consolidated Financial Statements
For the Period Ended September 30, 2004

These unaudited interim consolidated financial statements include the accounts of Rock Energy Inc. ("Rock" or the "Company") and its wholly-owned subsidiary, Rock Energy Ltd. These unaudited interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the audited financial statements for the year-ended March 31, 2004. The disclosures herein are incremental to those included with the annual consolidated financial statements. These unaudited consolidated financial statements and notes should be read in conjunction with the audited consolidated financial statements and the notes thereto in the Company's annual report for the year-ended March 31, 2004.

1. Share Capital

Authorized:

Unlimited number of voting common shares, without stated par value.
300,000 preference shares, without stated par value.

Common Shares Issued:

Common shares of Rock	Number	Consideration
Issued and outstanding on March 31 and September 30, 2004	8,993,152	$20,281,602

As at March 31 and September 30, 2004 no preference shares were outstanding.

As of September 30, 2004, Rock is committed to spend $0.1 million on drilling and exploration activities before December 31, 2004 and $0.9 million on drilling and exploration activities before January 31, 2005 in order to satisfy its flow through share commitments.

Stock options:

The Company has a stock option plan (the "Plan") under which it may grant options to directors, officers and employees for the purchase of up to 865,617 common shares. Options are granted at the discretion of the board of directors. The exercise price, vesting period and expiration period are also fixed at the time of grant at the discretion of the board of directors.

On January 8, 2004 options were granted to acquire 418,848 common shares at $3.39 per share and on July 20, 2004, options were granted to acquire 33,000 common shares at $3.70 per share. The options vest yearly in one-third tranches beginning on the first anniversary of the grant date and expire one year after vesting. As at March 31 and September 30, 2004 all of the 418,848 and 451,848, respectively, options were outstanding.

2. Stock-based Compensation

Options granted to both employees and non-employees after March 31, 2003 are accounted for using the fair value method. The fair value of common share options granted on July 20, 2004 was estimated to be $31,086. The fair value of common share options as at the grant date is determined using a Black-Scholes option pricing model and the following assumptions:

Risk free interest rate:	4%
Expected life:	3 year average
Expected volatility:	30%
Expected dividend yield:	0%

The estimated fair value of the options is amortized to expense and credited to contributed surplus over the option vesting period on a straight-line basis.

3. Per Share Information

	Three months ended September 30, 2004	Three months ended September 30, 2003	**Six months ended September 30, 2004**	Six months ended September 30, 2003
Basic				
Net income per share	**$0.01**	$0.00	$0.03	$0.02
Weighted average number of shares outstanding	**8,993,152**	3,520,227	8,993,152	3,502,972
Diluted				
Net income per share	**$0.01**	$0.00	$0.03	$0.02
Weighted average number of shares outstanding	**9,019,277**	3,520,227	9,020,101	3,502,972

The number of shares used to calculate diluted net income per share for the three months ended September 30, 2004 included the weighted average number of shares outstanding of 8,993,152 (three months ended September 30, 2003 – 3,520,227) plus 26,125 (three months ended September 30, 2003 – nil) shares related to the dilutive effect of stock options. The number of shares used to calculate diluted net income per share for the six months ended September 30, 2004 included the weighted average number of shares outstanding of 8,993,152 (six months ended September 30, 2003 – 3,502,972) plus 26,949 (six months ended September 30, 2003 – nil) shares related to the dilutive effect of stock options.

4. Subsequent Events

On October 28, 2004, the Company entered into a private placement to issue 266,666 common shares at a price of $3.75 per share, or $1.0 million, to the outside directors of the Company. On October 28, 2004 the Company cancelled 11,192 options granted to a director who resigned. On October 29, 2004 the Company granted 30,000 options to two new directors.

On November 10, 2004 the Company filed on SEDAR a notice to change its year-end from March 31, to December 31 in order to be more comparable with peer companies. As a result, the Company's current fiscal year ended December 31, 2004 will only include nine months of operations.

Corporate Information

BOARD OF DIRECTORS
Stuart G. Clark
Chairman of the Board
Independent Businessman

Allen J. Bey
President and Chief Executive Officer
Rock Energy Inc.
Calgary, Alberta

Matthew J. Brister
President and Chief Executive Officer
Storm Ventures International Inc.
Calgary, Alberta

Peter V. Malowany
Vice President
Morgas Ltd.
Calgary, Alberta

James K. Wilson
Vice President, Finance and Chief Financial Officer
Grizzly Resources Ltd.
Calgary, Alberta

OFFICERS
Allen J. Bey
President and Chief Executive Officer

A.C. Sandy Brown
Vice President, Exploration

Sean E. Moore
Vice President, Production

Peter D. Scott
Vice President, Finance and Chief Financial Officer

Grant A. Zawalsky
Corporate Secretary

EXECUTIVE OFFICE
Suite 1750 Watermark Tower
530 8th Avenue S.W.
Calgary, AlbertaT 2P 3S8
Telephone: (403) 218-4380
Fax: (403) 234-0598
e-mail:info@rockenergy.ca

AUDITORS
KPMG LLP

BANK
Royal Bank of Canada

ENGINEERING CONSULTANT
Paddock Lindstrom & Associates Ltd.

SOLICITORS
Burnet Duckworth & Palmer LLP

STOCK EXCHANGE LISTING
TSX
Stock Symbol: RE

REGISTRAR & TRANSFER AGENT
Computershare Trust Company
Suite 600 530 8th Avenue S.W.
Calgary, AlbertaT 2P 3S8
Telephone: (403) 267-6800

WEBSITE
www.rockenergy.ca

rockenergy INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis is dated November 9, 2004 and is management's assessment of Rock Energy Inc.'s historical and operating results, together with future prospects, and should be read in conjunction with the unaudited consolidated financial statements of Rock Energy Inc. for the three and six months ended September 30, 2004 and the consolidated financial statements for the year-ended March 31, 2004. The discussion provided herein is incremental to that included in management's discussion and analysis in respect of its audited consolidated financial statements for the year-ended March 31, 2004.

Financial measures referred to in this discussion, such as cash flow from operations and cash flow from operations per share, are not prescribed by GAAP. Cash flow from operations is a key measure that demonstrates the ability to generate cash flow necessary to fund future growth through capital investment. These non GAAP financial measures may not be comparable to similar measures presented by other companies. These financial measures are not intended to represent operating profits for the period nor should they be viewed as an alternative to cash provided by operating activities, net income or other measures of financial performance calculated in accordance with GAAP. Cash flow from operations per share is calculated using the same share basis which is used in the determination of net income per share.

This discussion contains forward-looking statements that involve risk and uncertainties. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made. All financial information is reported in Canadian dollars and in accordance with Canadian generally accepted accounting principles (GAAP) unless otherwise noted.

Rock Energy Inc. ("Rock" or the Company") is actively engaged in the acquisition, exploration, development and production of oil and natural gas resources in western Canada.

Production

Production	3 Months Ended 09/30/04	3 Months Ended 09/30/03	Quarterly Change	6 Months Ended 09/30/04	6 Months Ended 09/30/03	Change
Gas (mcf/d)	476	531	(10)%	455	501	(9)%
Oil (bbl/d)	71	64	11%	76	60	27%
NGL (bbl/d)	15	22	(32)%	17	20	(15)%
boe/d (6:1)	165	174	(5)%	169	164	3%

For the quarter ended Spetember 30, 2004 boe production decreased by 5% over the equivalent quarter in 2003 as a result of natural production declines. For the six months ended September 30, 2004 production increased slightly over the prior year period as the prior year period included scheduled maintenance down time which was minimized this year.

Product Prices

Realized Product Prices	3 Months Ended 09/30/04	3 Months Ended 09/30/03	Quarterly Change	6 Months Ended 09/30/04	6 Months Ended 09/30/03	Change
Gas ($/mcf)	6.33	6.04	5%	6.78	6.35	7%
Oil ($/bbl)	48.29	35.03	38%	45.05	35.74	26%
NGL ($/bbl)	43.61	31.81	37%	41.04	31.17	32%
boe (6:1)	42.90	35.25	22%	42.69	36.39	17%
Average Benchmark Prices						
Gas – NYMEX Daily Spot (US$/mcf)	5.48	4.88	12%	5.80	5.26	10%
Gas – AECO C Daily Spot ($/mcf)	6.21	5.88	6%	6.61	6.35	4%
Oil – WTI Cushing (US$/bbl)	43.88	30.20	45%	41.09	29.56	39%
Oil – Edmonton light ($/bbl)	56.25	40.93	37%	53.43	41.02	30%
US$/Cdn$ exchange rate	0.765	0.725	6%	0.751	0.72	4%

Revenue

The vast majority of the Company's revenue is derived from oil and gas operations. Other income represents interest income earned from cash invested in term deposits.

	3 Months Ended 09/30/04	3 Months Ended 09/30/03	Quarterly Change	6 Months Ended 09/30/04	6 Months Ended 09/30/03	Change
Oil and Gas Revenue	$653,422	$564,491	16%	$1,315,273	$1,088,637	21%
Other Income	$64,361	$12,602	411%	$132,170	$25,068	427%

Increased product prices primarily resulted in an increase to oil and gas revenue for the quarter and six months ended September 30, 2004 in comparison to the prior year periods.

Other income increased approximately five-fold over the same quarter and six month periods of 2003 as a result of higher cash balances from previous financings being invested. Interest income is expected to decline as the Company's capital program is expected to be in excess of cash generated from operations.

Royalties

	3 Months Ended 09/30/04	3 Months Ended 09/30/03	Quarterly Change	6 Months Ended 09/30/04	6 Months Ended 09/30/03	Change
Royalties	$223,923	$157,090	43%	$396,484	$263,555	50%
As percentage of oil and gas revenue	34.3%	27.8%	23%	30.1%	24.2%	24%
Per boe (6:1)	$14.70	$9.81	50%	$12.87	$8.79	46%

Royalties for the quarter and six months ended September 30, 2004 are higher on all bases in comparison to the same periods of 2003, mainly as a result of adjustments related to prior periods, higher realized product prices and the inclusion of an estimated freehold mineral tax adjustment for 2004. The 2003 freehold mineral tax adjustment was recorded in its entirety in the fourth quarter of the previous fiscal year and therefore does not appear in the quarter or six months ended June 30, 2003.

Operating Expense

	3 Months Ended 09/30/04	3 Months Ended 09/30/03	Quarterly Change	6 Months Ended 09/30/04	6 Months Ended 09/30/03	Change
Operating expense	$139,450	$126,688	10%	$259,210	$247,553	5%
Per boe (6:1)	$9.15	$7.91	16%	$8.41	$8.26	2%

Operating expenses have increased over the same quarter and six month period ended September 30, 2003 primarily due to higher repair and maintenance costs incurred during the quarter.

General and Administrative (G&A) Expense

G&A expenses have increased for the quarter and six months ended September 30, 2004 over prior year periods as costs were incurred with moving the Company's listing from the TSX Venture Exchange to the TSX and with higher than expected costs for year end reporting. In addition, during the quarter we hired a Controller.

G&A Expense	3 Months Ended 09/30/04	3 Months Ended 09/30/03	Quarterly Change	6 Months Ended 09/30/04	6 Months Ended 09/30/03	Change
Gross	$349,436	$190,526	83%	$631,487	$365,619	73%
Per boe (6:1)	$22.93	$11.90	93%	$20.49	$12.20	68%
Capitalized	$122,813	$nil	n/a	$244,489	$nil	n/a
Per boe (6:1)	$8.06	$nil	n/a	$7.93	$nil	n/a
Net	$226,623	$190,526	19%	$386,998	$365,619	6%
Per boe (6:1)	$14.87	$11.90	25%	$12.56	$12.20	3%

In October 2003, we increased our staff to undertake our grassroots exploration and development initiative. At that time, we began to capitalize certain G&A expenses based on personnel involved with this effort, including certain salaries and related overhead costs. The overhead costs have been allocated based on the percentage of salaries associated with exploration and development staff.

Interest Expense

	3 Months Ended 09/30/04	3 Months Ended 09/30/03	Quarterly Change	6 Months Ended 09/30/04	6 Months Ended 09/30/03	Change
Interest expense (recovery)	$(108,885)	$14,406	(856)%	$(108,288)	$37,271	(391)%
Per boe (6:1)	$(7.15)	$0.90	(894)%	$(3.51)	$1.24	(383)%

Interest was recovered for the quarter ended September 30, 2004 as a result of a reversal of interest accrued in prior periods in conjunction with the flow-through share issues due to Canada Customs and Revenue Agency ultimately accepting the Company's filing position.

Depletion and Depreciation (D&D)

	3 Months Ended 09/30/04	3 Months Ended 09/30/03	Quarterly Change	6 Months Ended 09/30/04	6 Months Ended 09/30/03	Change
D&D expense	$97,327	$72,156	35%	$176,977	$121,304	46%
Per boe (6:1)	$6.39	$4.51	42%	$5.74	$4.05	42%

The depletion and depreciation expense and boe rate for the quarter ended September 30, 2004 were higher compared to the same quarter in 2003 due to a higher capital base. Two wells were drilled in the quarter that added to the capital base, but did not add to the reserve base on which the depletion is calculated.

Accretion

	3 Months Ended 09/30/04	3 Months Ended 09/30/03	Quarterly Change	6 Months Ended 09/30/04	6 Months Ended 09/30/03	Change
Accretion expense	$3,590	$4,049	(11)%	$8,893	$8,418	6%
Per boe (6:1)	$0.24	$0.25	(4)%	$0.29	$0.28	4%

Accretion expense represents the change in the time value of the asset retirement obligation ("ARO") over the applicable period. The underlying ARO may be increased over a period based on new obligations incurred from drilling wells or constructing facilities. Similarly this obligation can also be reduced as a result of abandonment work undertaken and reducing future obligations. During the quarter an obligation of $60,000 was added as a result of the drilling and abandonment of two wells in the Neilburg area.

Cash flow from Operations and Net Income

	3 Months Ended 09/30/04	3 Months Ended 09/30/03	Quarterly Change	6 Months Ended 09/30/04	6 Months Ended 09/30/03	Change
Cash flow from Operations	$236,672	$88,383	168%	$513,039	$199,707	157%
Per boe (6:1)	$15.53	$5.52	181%	$16.65	$6.66	150%
Per share (basic and diluted)	$0.03	$0.03	nil	$0.06	$0.06	nil
Net Income	$85,047	$12,178	598%	$230,167	$69,985	229%
Per boe (6:1)	$5.58	$0.76	634%	$7.47	$2.34	219%
Per share (basic and diluted)	$0.01	$0.00	n/a	$0.03	$0.02	50%
Weighted Average Shares	8,993,152	3,520,227	155%	8,993,152	3,502,972	157%
Outstanding - diluted	9,019,277	3,520,227	156%	9,020,101	3,502,972	157%

Per share amounts have been restated for all periods to include the effect of the 30 for 1 share consolidation that occurred in February 2004. Weighted average per share amounts increased for the quarter ended September 30, 2004 due to the equity issue completed in January 2004 and the acquisition of Rock Energy Ltd. in January 2004.

Cash flow from operations and net income improved over the quarter and six month periods of last year due to higher oil and gas revenues, higher interest income, a recovery of interest expense partially offset by higher operating expenses and general and administrative expenses.

Capital Expenditures

	3 Months Ended 09/30/04	3 Months Ended 09/30/03	Quarterly Change	6 Months Ended 09/30/04	6 months Ended 09/30/03	Change
Office equipment	$7,837	$1,455	439%	$7,837	$55,261	(86)%
Capitalized G&A	$122,813	$nil	n/a	$244,489	$nil	n/a
Land	$274,480	$12,461	2,103%	$1,054,921	$12,461	8,366%
Geological and Geophysical	$192,894	$nil	n/a	$302,612	$nil	n/a
Exploration and Development	$464,501	$372,476	25%	$471,348	$444,544	6%
Total	$1,062,525	$386,392	175%	$2,081,207	$512,266	306%

Capital expenditures for the quarter and six months ended September 30, 2004 reflect the Company's continued efforts to build our grass roots exploratory program. The undeveloped land base continued to grow to approximately 9,000 net acres at quarter end. In addition two exploration prospects were tested in September, and although dry, the program will continue and a further six prospects are expected to be tested prior to the end of 2004 subject to rig availability. Assuming all the wells are drilled, capital spending should exceed $3 million for the last calendar quarter of the year.

Liquidity and Capital Resources

Our net working capital position as at September 30, 2004 totaled $14.5 million, consisting mostly of term deposits or cash. The decrease from March 31, 2004 levels primarily reflects the capital expenditures for the period. Rock had no debt at September 30, 2004 ($nil at March 31, 2004), other than trade payables of $0.9 million ($0.8 million at March 31, 2004).

Selected Quarterly Data

The following table provides selected quarterly information for Rock. With the exception of the quarters ended September 30, June 30, and March 31, 2004, all previous quarterly information is that for Rock Energy Ltd. which commenced oil and gas operations January 2003.

	3 Months Ended 09/30/04 (unaudited)	3 Months Ended 06/30/04 (unaudited)	3 Months Ended 03/31/04 (unaudited)	3 Months Ended 12/31/03 (unaudited)	3 Months Ended 09/30/03 (unaudited)	3 Months Ended 06/30/03 (unaudited)	3 Months Ended 03/31/03 (unaudited)
Production (boe/d)	165	171	186	192	174	155	185
Oil and gas revenues	$653,422	$661,851	$666,707	$613,277	$564,491	$524,146	$782,649
Price realizations ($/boe)	$42.90	$42.54	$39.48	$34.78	$35.25	$37.13	$47.40
Royalties ($/boe)	$14.70	$11.08	$11.16	$8.36	$9.81	$7.54	$12.66
Operating expense ($/boe)	$9.15	$7.67	$6.56	$5.24	$7.91	$8.56	$9.60
Field netback ($/boe)	$19.05	$23.79	$21.76	$21.18	$17.53	$21.03	$25.14
Net G&A expense	$226,623	$160,375	$211,021	$145,888	$190,526	$175,093	$146,779
Stock-based compensation	$50,708	$46,294	$46,295	$ nil	$ nil	$ nil	$ nil
Cash flow from operations	$236,672	$276,367	$301,161	$105,465	$88,383	$111,324	$279,826
Per share (basic & diluted)	$0.03	$0.03	$0.04	$0.03	$0.03	$0.04	$0.09
Net income	$85,047	$145,120	$158,282	$23,380	$12,178	$57,807	$220,609
Per share (basic & diluted)	$0.01	$0.02	$0.02	$0.01	$0.00	$0.02	$0.07
Capital expenditures	$1,062,525	$1,018,682	$318,888	$192,625	$386,392	$125,874	$26,961

	As at 09/30/04	As at 06/30/04	As at 03/31/04	As at 12/31/03	As at 09/30/03	As at 06/30/03	As at 03/31/03
Working capital ($000)	$14,497	$15,323	$16,065	$2,881	$2,377	$2,675	$2,613

Note: Quarterly information has been re-stated for the retroactive adoption of the ARO accounting standard.

Contractual Obligations

The Company signed a two year office lease that expires on October 31, 2006. Under the lease the Company is committed to total payments of approximately $0.3 million.

Outstanding Share Data

Subsequent to September 30, 2004 the Company issued 266,666 common shares at $3.75 per share to the outside directors. In addition, with the board changes that occurred in October 30,000 stock options were issued and 11,961 options were cancelled. At the date of this report there are 9,259,818 common shares outstanding and 469,887 options to purchase common shares outstanding.

ROCK ENERGY INC.
Consolidated Balance Sheets

September 30, 2004 and March 31, 2004

	September 30, 2004 (unaudited)	March 31, 2004
Assets		
Current Assets:		
Cash and cash equivalents	$14,980,447	$16,293,473
Accounts receivable	253,840	302,351
Prepaids and other deposits	149,984	126,989
Other assets	-	127,723
	15,384,271	16,850,536
Property, plant and equipment	5,455,073	3,313,866
Accumulated depletion and depreciation	(523,697)	(346,720)
	4,931,376	2,967,146
Goodwill	2,051,967	2,051,967
	$22,367,614	$21,869,649
Liabilities and Shareholders' Equity		
Current Liabilities:		
Accounts payable and accrued liabilities	$887,485	$785,582
Asset retirement obligation	350,983	282,090
Shareholders' Equity:		
Share capital (note 1)	20,281,602	20,281,602
Contributed surplus	143,298	46,296
Retained earnings	704,246	474,079
	21,129,146	20,801,977
Subsequent Events (note 4)		
	$22,367,614	$21,869,649

See accompanying notes to consolidated financial statements.

Approved by the Board:

Stuart G. Clark
Director

Allen J. Bey
Director

MATERIAL CHANGE REPORT

1. **Reporting Issuer:**

   Rock Energy Inc.
   1750, 530 - 8th Avenue S.W.
   Calgary, Alberta
   T2P 3S8

2. **Date of Material Change:**

   March 14, 2005

3. **News Release**

   A press release disclosing the details outlined in this Material Change Report was issued by Rock Energy Inc. from Calgary, Alberta on March 14, 2005 and disseminated through the facilities of CCN Mathews.

4. **Summary of Material Change**:

   Rock Energy Inc. ("Rock") entered into agreements to acquire oil and gas properties from six private corporations and eight drilling fund partnerships or their related parties. Rock has agreed to issue an aggregate of 10.3 million shares (subject to TSX approval) and to pay $25.4 million in cash to acquire these properties.

5. **Full Description of Material Change:**

   Please see the attached Press Release as Schedule A.

6. **Reliance on Confidentiality Provisions:**

   Not Applicable

7. **Omitted Information:**

   None

8. **Senior Officer:**

   For further information, please contact Peter D. Scott, Vice President, Finance and Chief Financial Officer of Rock Energy Inc. at #1750, 530 – 8th Avenue S.W., Calgary, Alberta, T2P 3S8, Telephone (403) 218-4380.

9. **Date of Report**

   March 14, 2005

rockenergy

Rock Energy signs agreements to acquire oil and gas properties from ELM/OPTIMUM/QWEST, provides operations update and reports results for nine months ended December 31, 2004

March 14, 2005

CALGARY, ALBERTA: Rock Energy Inc. (TSX:RE) is pleased to announce that it has entered into agreements to acquire oil and gas properties from six private corporations and eight drilling fund partnerships or their related parties (collectively referred to as "ELM/OPTIMUM/QWEST "), and to provide an operations update and its results for the nine months ended December 31, 2004.

ACQUISITION OF ELM/OPTIMUM/QWEST

Rock has agreed to issue 10.3 million shares (subject to TSX approval)and $25.4 million to acquire the producing properties from the various parties represented in the ELM/OPTIMUM/QWEST transactions. The cash will come out of existing balances and a borrowing facility currently being arranged with the Royal Bank of Canada. The transactions primarily have an effective date of January 1, 2005 and, as a result, the respective purchase prices are subject to closing adjustments. Following closing of the transactions Rock expects to have 19.6 million shares outstanding (basic) and total debt of $14.5 million.

The ELM/OPTIMUM/QWEST properties represent non-operated working interests ranging from 5% to 85% in a number of different plays across the western Canadian sedimentary basin. ELM Energy Management Ltd. ("EEM") has managed the oil and gas investments on behalf of these entities which have common interests in many of the same properties. The average working interest based on reserve volumes is approximately 28%. The properties can be characterized as assets early in their life cycle with future development opportunities. The major properties (comprising 75% of the value) being acquired are:

- Wild River, Alberta (30% working interest),
- Northeast BC – Parkland, Cypress (12 – 45% working interest),
- Musreau, Alberta (7 – 20% working interest),
- Elmworth/Wapiti, Alberta (20 - 45% working interest),
- Girouxville, Alberta (45% working interest), and
- Niton, Alberta (45% working interest).

The properties are currently producing approximately 1,250 boe/d (90% gas with the balance made up of light oil and liquids) and at January 1, 2005 have proven reserves of 2.899 million boe and proven plus probable reserves of 4.058 million boe as evaluated by Gilbert, Laustsen Jung Associates Ltd ("GLJ"). During the year, additional production is expected to be brought on stream (due to well tie-ins and an interest reversion) resulting in a target year end exit rate of 2,000 boe/d and an average production rate for the year of 1,400 boe/d (based on projected closing dates). These production additions are based on capital spending of approximately $5 million. The acquisition also includes approximately 19,600 net (72,000 gross) acres of undeveloped land along with seismic data.

ELM/OPTIMUM/QWEST consists of the oil and gas assets of six private corporations plus the following drilling fund partnerships and their respective general partners:

- Optimum Qwest Q2 Limited Partnership }
- Optimum Qwest Q4 Limited Partnership } (collectively the "Optimum
- Optimum Qwest III Q2 Limited Partnership } Partnerships");
- Optimum III Q4 Limited Partnership }

- Qwest Energy 2001 Limited Partnership }
- Qwest Energy Income Development Partnership } (collectively the "Qwest
- Qwest Energy II Limited Partnership } Partnerships").
- Qwest Energy Development III Limited Partnership }

Rock expects to close the six private entity transactions and the Optimum Partnerships within the next three weeks. Closing of any one of the Optimum Partnerships is conditional on closing of all the Optimum Partnerships unless waived by Rock.

An information circular is expected to be mailed to the limited partners of the Qwest Partnerships in approximately 4 weeks after which partners' meetings will be held (approximately 25 days post mailing) to vote on the respective transactions. Closing of any one of the Qwest Partnerships is conditional on closing of all the Qwest Partnerships unless waived by Rock.

These transactions are a significant step in our growth strategy and will allow Rock to increase its cash flow per share, capital budget for 2005, base production and acquire assets early in their life cycle. The diverse nature of this asset base provides Rock with exposure to a number of plays, and operators, across the entire basin at a time when competition for land and plays has been intense.

Rock's next steps are to continue on with existing drilling programs as well as to rationalize the asset base and gain higher working interests and ultimately operatorship in certain areas. We will also continue to pursue acquisitions (both corporate and asset) that complement our exploration activities. Along with existing operations in the Plains area,

Rock intends to establish new core areas in West Central Alberta and Northeast BC where our existing team of professionals have significant experience, and have identified growth opportunities.

Rock will host a conference call to review the acquisitions on Tuesday March 15, 2005 at 2:00 p.m. Mountain Standard Time. The call in numbers are 416-695-9753 for Toronto callers and 1-866-902-2211 for all others.

OPERATIONS UPDATE

In addition to the ELM/OPTIMUM/QWEST acquisition, Rock is pleased to provide an update of our exploration program which is beginning to provide tangible results as highlighted below:

- Four (4.0 net) oil wells have been completed and equipped during the quarter bringing current production to approximately 350 boe/d;
- The 100% gas well at Fleeinghorse, Alberta is expected to be tied-in prior to the end of the first quarter adding an additional 100 boe/d of production;
- Success at recent land sales has increased undeveloped acreage to over 13,500 net acres;
- Seismic is currently being shot and a 10 – 15 well (100% WI) drilling program is expected to commence thereafter (subject to spring break-up and rig availability);

The results achieved so far in the first quarter keep Rock on track to meet its previous guidance of drilling 17 net wells, averaging 500 boe/d of production for 2005 and exiting at 800 – 900 boe/d from its grass roots operations.

2005 GUIDANCE

With the acquisition of the ELM/OPTIMUM/QWEST properties, and the results of our exploration program, Rock anticipates showing significant growth in reserves, production and cash flow for 2005. The table below indicates reserves and acreage on a pro forma basis and compares Rock's previous guidance (released December 16, 2004) with our new projected results.

	Rock stand alone	Rock + ELM/OPTIMUM/QWEST[(1) (2)]
Dec 31, 2004 reserves:		
proven	0.8 million boe	3.7 million boe
proven + probable	1.1 million boe	5.1 million boe
March 2005 undeveloped acreage:		
gross	13,700 acres	85,700 acres
net	13,500 acres	33,100 acres
2005 average production	500 boe/d	1,800 – 2,000 boe/d
Exit 2005 production	800 – 900 boe/d	2,700 – 2,900 boe/d
2005 Cash flow (per share)	$2.3 million ($0.25/share)	$11.7 million ($0.71/share)
Q4 2005 Cash flow (per share)	$0.9 million ($0.10/share)	$4.5 million ($0.23/share)

Basic shares outstanding	9.26 million	16.5 million (average) 19.6 million (Q4)
2005 Capital budget	$11 million	$16 million
2005 Drilling (wells)	17 (17 Net)	26 (19 net)
Total Debt (Dec 31/05)	($3 million)	$16.5 million

(1) The projected results based on an April 1, 2005 closing of the six private corporations and four drilling fund partnerships representing approximately 40% of the combined assets and a May 1, 2005 closing on the remaining four drilling partnership transactions representing 60% of the combined assets (see details below).

(2) Rock + ELM/OPTIMUM/QWEST projected results based on WTI oil price of US$40.00/bbl, AECO gas price of $6.25/mcf and Cdn/US dollar exchange rate of 1.25.

NINE MONTH YEAR-END RESULTS

Rock Energy Inc. is also pleased to announce its results for the nine months ended December 31, 2004. Specific oil and gas operational and financial highlights during the year for Rock are:

- Achieved funds from operations of $917,400 ($0.10 per share) for the nine months and $404,400 ($0.04 per share) for the final fiscal quarter;
- Realized net income of $412,700 ($0.05 per share) for the nine months and $182,600 ($0.02 per share) for the final fiscal quarter;
- Drilled nine 100% wells (four oil, two gas, and three D&A);
- Developed a new core area in the Plains region of Alberta with a prospect portfolio of over 25 projects;
- Grew our total proved reserves by 42 % and proved plus probable reserves by 54%;
- Replaced production by 450% on a proven basis and 750% on a proven plus probable basis;
- Proven plus probable working interest reserves prepared by Gilbert Laustsen Jung Associates Ltd. in accordance with NI 51-101 as at December 31, 2004 of 1,065,000 boe (758,000 proven) with a before tax 10% net present value of $9.9 million ($7.9 million proven);
- Spent capital of $5.9 million during the nine months ($2.7 million land and seismic, $2.7 million drilling, and $0.5million G&A) with $3.9 million in the final fiscal quarter, and generated one year finding and development costs of $21.52 per proven boe, and $13.89 per proven plus probable boe;
- Realized production from our Medicine River property in central Alberta averaging 179 boe/d for the nine months and 201 boe/d for the final fiscal quarter,
- Moved from the TSX Venture Exchange to the TSX in July 2004;
- Strengthened our Board of Directors by adding Matt Brister and Jim Wilson in October 2004; and
- Ended the fiscal year with 9,259,453 shares outstanding after giving effect to the $1 million private placement on October 28, 2004.

The accomplishments of the last nine months of 2004 along with the announced ELM/OPTIMUM/QWEST acquisition position Rock for a strong 2005. The successful acquisition of these assets will give us a broader foundation and an inventory of opportunity to move us toward our goal of building Rock past 10,000 boe/d. We are looking forward to getting the acquisitions closed over the next several months and taking the asset base forward.

Advisory

This press release contains forward-looking statements that involve known and unknown risks, uncertainties, assumptions and other factors, some of which are beyond Rock's control that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Rock believes that the expectations reflected in those forward-looking statements are reasonable at the time made but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this press release should not be unduly relied upon. These statements speak only as of the date of such information, as the case may be, and may be superseded by subsequent events. Rock does not intend, and does not assume any obligation, to update these forward-looking statements.

This press release contains references to barrels of oil equivalent (boe), boes maybe misleading, particularly if used in isolation. A boe conversion of 6 mcf to 1 barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

For further information please visit our website at www.rockenergy.ca or contact:

Allen Bey
President & CEO
(403) 218-4380
or
Peter D. Scott
Vice President, Finance & CFO
(403) 218-4380

Following are Rock's financial statements and notes for the nine-months ended December 31, 2004, and Management Discussion and Analysis for the same period.

ROCK ENERGY INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2004	March 31, 2004
ASSETS		
Current assets		
Cash and cash equivalents	**$ 8,631,810**	$ 16,293,473
Accounts receivable	**484,714**	302,351
Refundable deposit	**5,000,000**	-
Prepaids	**119,154**	126,989
Other assets	**-**	127,723
	14,235,678	16,850,536
Property, plant and equipment (note 4)	**9,450,555**	3,313,866
Accumulated depletion and depreciation	**(681,225)**	(346,720)
	8,769,330	2,967,146
Goodwill (note 3)	**2,051,967**	2,051,967
	$ 25,056,975	$ 21,869,649
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	**$ 2,192,692**	$ 785,582
Asset retirement obligation (note 5)	**500,256**	282,090
Shareholders' equity		
Share capital (note 6)	**21,275,627**	20,281,602
Contributed surplus (note 7)	**201,577**	46,296
Retained earnings	**886,823**	474,079
	22,364,027	20,801,977
Commitments (note 12)		
Subsequent event (note 13)		
	$ 25,056,975	$ 21,869,649

See accompanying notes to consolidated financial statements.

Approved by the Board:

(signed)
Stuart G. Clark
Director

(signed)
Allen J. Bey
Director

ROCK ENERGY INC.

CONSOLIDATED STATEMENTS OF **INCOME AND RETAINED EARNINGS**

THE NINE MONTHS ENDED AND YEAR ENDED	DECEMBER 31, 2004	MARCH 31, 2004
Revenues:		
Oil and gas revenue	**$ 2,178,563**	$ 2,368,621
Royalties, net of Alberta Royalty Tax Credit	**(465,602)**	(598,004)
Other income	**198,469**	195,192
	1,911,430	1,965,809
Expenses:		
General and administrative	**748,171**	722,528
Operating	**416,464**	451,882
Interest (recovery)	**(108,057)**	115,283
Stock-based compensation (note 7)	**155,281**	46,296
Depletion, depreciation, and accretion	**349,411**	306,567
	1,561,270	1,642,556
Income before income taxes	**350,160**	323,253
Income taxes		
Current (recovery) (note 8)	**(62,584)**	69,783
Net income for the period	**412,744**	253,470
Retained earnings, beginning of period	**474,079**	220,609
Retained earnings, end of period	**886,823**	474,079
Basic and diluted earnings per share	**$ 0.05**	$ 0.05

See accompanying notes to consolidated financial statements.

ROCK ENERGY INC.

CONSOLIDATED STATEMENTS OF **CASH FLOWS**

THE NINE MONTHS ENDED AND YEAR ENDED	DECEMBER 31, 2004	MARCH 31, 2004
Cash provided by (used in):		
Operating		
Net income for the period	**$ 412,744**	$ 253,470
Add: Non-cash items:		
Depletion, depreciation, and accretion	**349,411**	306,567
Stock-based compensation	**155,281**	46,296
	917,436	606,333
Changes in non-cash working capital	**1,180,511**	899,191
	2,097,947	1,505,524
Financing:		
Issuance of common shares	**994,025**	14,800,328
Repayment of loans	**-**	(250,000)
Acquisition costs	**-**	(162,931)
Changes in non-cash working capital	**(79,923)**	(750,000)
	914,102	13,637,397
Investing:		
Acquisition of property, plant and equipment	**(5,933,429)**	(1,023,779)
Changes in non-cash working capital	**(4,740,283)**	-
	(10,673,712)	(1,023,779)
Increase (decrease) in cash and cash equivalents	**(7,661,663)**	14,119,142
Cash and cash equivalents, beginning of period	**16,293,473**	2,174,331
Cash and cash equivalents, end of period	**8,631,810**	16,293,473
Interest paid and received:		
Interest paid	**937**	5,812
Interest received	**192,398**	195,192

See accompanying notes to consolidated financial statements.

1. NATURE OF OPERATIONS

In 2004 Medbroadcast Corporation ("Medbroadcast"), a TSX Venture Exchange listed company, entered into a licensing arrangement for all its operating assets, raised $15 million of new equity and acquired a private oil and gas company, Rock Energy Ltd. ("REL"). Following the acquisition, Medbroadcast changed its name to Rock Energy Inc. (the "Company" or "Rock") and became actively engaged in the exploration, production and development of oil and gas in Western Canada.

2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of Rock are stated in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles.

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

(a) Cash and cash equivalents

Cash and cash equivalents are comprised of cash and short-term investments with a maturity date of twelve months or less.

(b) Joint ventures

A substantial portion of the Company's oil and gas exploration and development activities is conducted jointly with others, and accordingly, these consolidated financial statements reflect only the Company's proportionate interest in such activities.

(c) Property, plant and equipment

Capitalized costs: The Company follows Accounting Guideline 16, "Oil and Gas Accounting – Full Cost" ("AcG-16") to account for its oil and natural gas operations, whereby all costs related to the acquisition, exploration and development of petroleum and natural gas reserves are capitalized. Such costs include lease acquisition costs, geological and geophysical costs, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, the cost of petroleum and natural gas production equipment and overhead charges directly related to exploration and development activities. Proceeds from the sale of oil and gas properties are applied against capital costs, with no gain or loss recognized, unless such a sale would change the rate of depletion and depreciation by 20% or more, in which case, a gain or loss would be recorded.

Depletion, depreciation and amortization: The capitalized costs are depleted and depreciated using the unit-of-production method based on proved petroleum and natural gas reserves, as determined by independent consulting engineers. Oil and natural gas liquids reserves and production are converted into equivalent units of natural gas based on relative energy content. Office furniture and equipment are recorded at cost and depreciated on a declining balance basis using a rate of 20%.

Ceiling test: Rock calculates its ceiling test by comparing the carrying value of oil and natural gas properties and production equipment to the sum of undiscounted cash flows from proved reserves unproved properties. If the carrying value is not fully recoverable, the amount of impairment is measured by comparing the carrying value of property and equipment to the estimated net present value of future cash flows from proved plus probable reserves, using a risk free interest rate and expected future prices, and unproved properties. Any excess carrying value above the net present value of the future cash flows is recorded as a permanent impairment.

Asset retirement obligations: The Company records the fair value of an asset retirement obligation ("ARO") as a liability in the period in which it incurs a legal obligation to restore an oil and gas property, typically when a well is drilled or other equipment is put in place. The associated asset retirement costs are capitalized as part of the carrying amount of the related asset and depleted on a unit-of-production method over the life of the proved reserves. Subsequent to initial measurement of the obligations, the obligations are adjusted at the end of each reporting period to reflect the passage of time and changes in estimated future cash flows underlying the obligation. Actual costs incurred on settlement of the ARO are charged against the ARO.

(d) Income taxes

Income taxes are calculated using the liability method of tax accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying value amount on the balance sheet are used to calculate future income tax assets and liabilities. Future income tax assets and liabilities are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

(e) Flow-through shares

The resource expenditure deductions for income tax purposes related to exploratory and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. Future tax liabilities and share capital are adjusted by the estimated cost of the renounced tax deduction when the expenses are renounced.

(f) Stock-based compensation

The Company grants options to purchase common shares to employees and directors under its stock option plan. Effective April 1, 2003, the Company prospectively adopted the Canadian accounting standard relating to stock-based compensation and other stock-based payments as it applies to other stock-based compensation granted to employees, officers and directors. Under this standard, future awards are accounted for using the fair value of accounting for stock-based compensation. Under the fair value method, an estimate of the value of the option is determined at the time of grant using a Black-Scholes option pricing model. The fair value of the option is recognized as an expense and contributed surplus over the vested life of the option.

(g) Revenue recognition

Revenue from the sale of oil and natural gas is recognized based on volumes delivered to customers at contractual delivery points and rates. The costs associated with the delivery, including operating and maintenance costs, and production-based royalty expenses will be recognized in the same period in which the related revenue is earned and recorded.

Effective April 1, 2004, the Company adopted revised CICA section 1100, "Generally Accepted Accounting Principles". Upon adoption, certain transportation costs are being recorded as a cost of sales. This change has been adopted prospectively.

(h) Measurement uncertainty

The amounts recorded for depletion and depreciation of property, plant and equipment, the provision for asset retirement obligations and the amounts used for ceiling test calculations are based on estimates of reserves and/or future costs. The Company's reserve estimates are reviewed annually by an independent engineering

firm. The amounts disclosed relating to fair values of stock options issued are based on estimates of future volatility of the Company's share price, expected lives of options, and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the impact on the consolidated financial statements of changes in such estimates in future periods could be material.

(i) Earnings per share

Basic per share amounts are calculated using the weighted average number of shares outstanding during the year. Diluted per share amounts are calculated based on the treasury stock method whereby the weighted average number of shares is adjusted for the dilutive effect of options.

3. ACQUISITION OF ROCK ENERGY LTD.

In January 2004 Rock acquired all of the issued and outstanding shares of Rock Energy Ltd. ("REL"), an Alberta private oil and natural gas company, by issuing 3,875,040 common shares. The management team of REL became the management team of Rock and two of the four Rock directors became REL directors. As a result, for accounting purposes, REL was identified as the acquirer.

Application of reverse takeover accounting results in the following:

(i) The Rock consolidated financial statements are a combination of REL at historical cost and Rock at fair value.
(ii) Shareholders' equity is presented as a continuation of REL; however, the capital structure is that of Rock.
(iii) The cost of the purchase was $15,958,356, being the aggregate of the fair value of the equity interest in Rock deemed to be given by REL to the shareholders of Rock and cash acquisition costs of $162,931. The following table summarize the fair value of the assets and liabilities of Rock:

Cash	$ 14,155,719
Accounts receivable and other assets	270,975
Accounts payable	(788,737)
Loans payable	(250,000)
Goodwill	2,570,399
Total	$ 15,958,356

At the time of the acquisition, Medbroadcast had approximately $35 million in tax loss carryforwards and other deductions. While management believes these loss carryforwards and other deductions have economic value, this economic value could not be recorded as a future income tax asset because it was not probable that the future tax asset would be realized. Accordingly, the excess purchase price was recorded as goodwill. As it becomes more likely than not that such future tax assets will be realized, they will first be recognized as a reduction of recorded goodwill until such goodwill has been reduced to $nil and thereafter as a reduction to income tax expense.

4. PROPERTY, PLANT AND EQUIPMENT

	DECEMBER 31, 2004	MARCH 31, 2004
Petroleum and natural gas properties	**$ 9,317,833**	$ 3,238,732
Other assets	**132,722**	75,134
	9,450,555	3,313,866
Accumulated depletion and depreciation	**(681,225)**	(346,720)
	$ 8,769,330	$ 2,967,146

At December 31, 2004, petroleum and natural gas properties included $1,940,887 (March 31, 2004, $41,208) of unproved property costs which have been excluded from the depletable base.

During the nine months ended December 31, 2004 $402,604 (year ended March 31, 2004, $263,108) of administrative costs relating to exploration and development activities were capitalized as part of property, plant and equipment.

At December 31, 2004, the Company applied the ceiling test calculation to its petroleum and natural gas properties using expected future market prices of: gas prices ranging from $6.60/mcf to $6.30/mcf, medium and light oil prices ranging from $47.00/bbl to $38.63/bbl, heavy oil prices ranging from $27.50/bbl to $25.75/bbl and natural gas liquids prices ranging from $35.65/bbl to $29.94/bbl.

5. ASSET RETIREMENT OBLIGATION

The asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Company estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations at December 31, 2004 is approximately $1,010,500 (March 31, 2004 - $512,000), which will be incurred between 2006 and 2019. A credit adjusted risk free rate of 8% was used to calculate the fair value of the asset retirement obligations.

A reconciliation of the asset retirement obligations is provided below:

	DECEMBER 31, 2004	MARCH 31, 2004
Balance, beginning of period	**$ 282,090**	$ 232,414
Liabilities incurred during period	**203,260**	33,479
Accretion	**14,906**	16,197
Balance, end of period	**$ 500,256**	$ 282,090

6. SHARE CAPITAL

(a) Authorized:

Unlimited number of voting common shares, without stated par value.
300,000 preference shares, without stated par value.

(b) Common shares issued:

COMMON SHARES OF REL	NUMBER	AMOUNT
Issued on incorporation	100	100
Flow-through shares	2,359,900	2,359,900
On acquisition (ii)	2,000,000	2,000,000
Issued and outstanding on March 31, 2003	4,360,000	4,360,000
Exercise of warrants (iii)	500,000	700,000
Issued and outstanding as at January 7, 2004	4,860,000	$ 5,060,000

COMMON SHARES OF ROCK	NUMBER	AMOUNT
Issued on business combination of Rock and REL (i)		
To former REL shareholders	3,875,040	$ 5,060,000
To former Rock shareholders	5,135,939	15,795,425
Redemption (iv)	(17,827)	(55,391)
Future tax effect of flow-through share renouncements (v)		(518,432)
Issued and outstanding as at March 31, 2004	8,993,152	$ 20,281,602
Redemption (iv)	(365)	(448)
Issued in private placement (vi)	266,666	994,473
Issued and outstanding as at December 31, 2004	9,259,453	$ 21,275,627

(i) The number of shares has been restated to reflect the 30 for 1 share consolidation which was effective February 18, 2004. Fractional shares have been rounded.

(ii) In January 2003 REL acquired all of the shares of a private oil and gas company. The cost of the purchase of $2,000,000 was assigned to property plant and equipment, being all of the assets of the acquired company.

(iii) In March 2003, 500,000 warrants to purchase 500,000 common shares of REL were issued to four officers of REL. The warrants had an exercise price of $1.40 per common share and were exercised prior to their expiration date of January 31, 2004.

(iv) In accordance with the terms of the share consolidation, shareholders holding 1,000 or less pre-consolidated common shares redeemed their shares for cash based on the value of $0.1129 per pre-consolidated share.

(v) The Company has renounced resource expenditures on flow-through shares issued by predecessor companies. At March 31, 2004, the Company was committed to spend $1.8 million on drilling and exploration activities on or before January 31, 2005 to satisfy flow-through share commitments. At December 31, 2004, all required expenditures had been made and completed the renouncements in February 2005.

(vi) On October 28, 2004, the Company entered into a private placement to issue 266,666 common shares at a price of $3.75 per share, or $1.0 million, to the outside directors of the Company.

As at December 31, 2004 no preference shares were outstanding.

(c) Stock options

The Company has a stock option plan (the "Plan") under which it may grant options to directors, officers and employees for the purchase of up to 865,617 common shares. Options are granted at the discretion of the board of directors. The exercise price, vesting period and expiration period are also fixed at the time of grant at the discretion of the board of directors. The options vest yearly in one-third tranches beginning on the first anniversary of the grant date and expire one year after vesting. The following table summarizes the status of the Company's stock option plan as at December 31, 2004 and March 31, 2004 and changes during the period ended on those dates:

	DECEMBER 31, 2004		MARCH 31, 2004	
	Options (000s)	Weighted-Average Exercise Price ($)	Options (000s)	Weighted-Average Exercise Price ($)
Outstanding at beginning of period	418,848	$ 3.39		
Granted	125,500	$ 3.79	418,848	$ 3.39
Cancelled	(11,961)	$ 3.39		
Outstanding at end of period	532,387	$ 3.49	418,848	$ 3.39

(d) Per share amounts

The weighted average number of common shares outstanding during the nine months ended December 31, 2004 of 9,054,879 (year ended March 31, 2004 - 4,790,196) was used to calculate earnings per share amounts. To calculate diluted common shares outstanding, the treasury method was used. Under this method, in-the-money options are assumed exercised and the proceeds used to repurchase shares at the year end date of December 31, 2004. As at December 31, 2004, an additional 56,941 (March 31, 2004 - 52,652) common shares were used to calculate diluted earnings per share.

7. STOCK-BASED COMPENSATION

Options granted to both employees and non-employees after March 31, 2003 are accounted for using the fair value method. The fair value of common share options granted in the nine months ended December 31, 2004 was estimated to be $120,000 (year ended March 31, 2004 - $326,000) as at the grant date using a Black-Scholes option pricing model and the following assumptions:

Risk free interest rate	4%
Expected life	3 year average
Expected volatility	30%
Expected dividend yield	0%

The estimated fair value of the options is amortized to expense and credited to contributed surplus over the option vesting period on a straight-line basis.

8. INCOME TAXES

The provision for income taxes in the consolidated statements of income and retained earnings varies from the amount that would be computed by applying the expected tax rate to net income before income taxes. The expected tax rate used was 38.62% (March 31, 2004: 38.12%). The principal reasons for differences between such "expected" income tax expense and the amount actually recorded are as follows:

	DECEMBER 31, 2004	MARCH 31, 2004
Net income before income taxes	**$ 350,160**	$ 253,470
Statutory income tax rate	**38.62%**	38.12%
Expected income taxes	**$ 135,232**	$ 96,623
Add (deduct):		
Stock-based compensation	**59,970**	17,648
Non-deductible crown charges	**52,830**	93,952
Resource allowance	**(30,425)**	(8,411)
Change in valuation allowance	**(217,607)**	(130,029)
Provision for income taxes	**$ -**	$ 69,783
Current tax recovery of prior period	**(62,584)**	-
Provision for income taxes	**$ (62,584)**	$ 69,783

Future income tax assets or liabilities recognized on the consolidated balance sheets are comprised of temporary differences. These temporary differences are summarized as follows:

	DECEMBER 31, 2004	MARCH 31, 2004
Loss carryforwards	**$ 11,451,008**	$ 11,183,647
Property, plant and equipment	**1,579,570**	1,751,356
Non-coterminous year ends	**(559,177)**	-
Share issuance costs	**471,720**	511,449
Asset retirement obligation	**178,191**	(107,533)
Calculated future income tax asset	**13,121,312**	13,338,919
Valuation allowance	**(13,121,312)**	(13,338,919)
Future income taxes	**$ -**	$ -

At December 31, 2004, Rock and its subsidiary have tax pools aggregating $ 47.0 million (March 31, 2004 - $35.7

million) available for deduction against future taxable income of which $ 27.9 (March 31, 2004 - $27.4 million) are non-capital losses. The non-capital losses expire as follows:

2005	$	4.3
2006		3.0
2007		6.9
2008		8.7
2009		3.9
2010		0.4
2011		0.7
	$	27.9

9. FINANCIAL INSTRUMENTS

Rock's financial instruments included in the consolidated balance sheets are comprised of cash and cash equivalents, accounts receivable, other deposits, accounts payable and accrued liabilities and income taxes payable. The fair values of these financial instruments approximate their carrying amount due to the short-term nature of the instruments.

10. CREDIT RISK

A substantial portion of Rock's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks.

11. RELATED PARTY TRANSACTIONS

During the nine months ended December 31, 2004, there were no related party transactions. During the year ended March 31, 2004, Rock:

(a) paid consulting fees of $77,430 to a director and former officer, and

(b) paid interest, fees and loan principal of $237,638 to a shareholder.

12. COMMITMENTS

Obligations with a fixed term are as follows:

	2005	2006	2007	2008	2009
Lease of office premises	$ 154,569	$ 128,807	0	0	0

13. SUBSEQUENT EVENT

On March 14, 2005 the Company agreed to acquire from 14 different entities petroleum and natural gas properties for aggregate consideration of 10.3 million shares and $25.4 million. The cash will come out of the existing cash balances and expected borrowings from a $25 million facility from a Canadian chartered bank currently being finalized. The transactions are expected to close before May 31, 2005 and will be subjective to purchase price adjustments.

ROCK ENERGY INC.

MANAGEMENT'S **DISCUSSION AND ANALYSIS**

Rock Energy Inc. ("Rock" or the "Company") is a public energy company engaged in the exploration for and development and production of crude oil and natural gas, primarily in Western Canada. Rock's corporate strategy is to grow and develop an oil and gas exploration and production company through internal operations and acquisitions. Rock's philosophy is to operate and have a high working interest in the majority of its production base.

Rock evaluates its performance based on net income, operating netback, funds from operations and finding and development costs. Funds from operations is used by the Company to analyze operations, performance, leverage and liquidity. Operating netback is a benchmark used in the oil and gas industry to measure the contribution of the oil and natural gas operations following the deduction of royalties, transportation costs, and operating expenses. Finding and development cost is another benchmark used in the oil and gas industry to measure the capital costs incurred by the Company to find and bring reserves on stream.

While there is greater competition in the oil and gas industry for resources, both technical personnel and third party services, and capital financing, the Company is addressing these issues through the addition of personnel with the expertise to develop opportunities on existing lands and control both operating and administrative cost structures. Rock also seeks to obtain the best commodity price available based on the quality of our produced commodities.

The following discussion and analysis is dated March 14, 2005 and is management's assessment of Rock Energy Inc.'s historical, financial and operating results, together with future prospects, and should be read in conjunction with the audited consolidated financial statements of Rock Energy Inc. for the nine months ended December 31, 2004. During the year, Rock changed its year end from March 31 to December 31.

BASIS OF PRESENTATION

Financial measures referred to in this discussion, such as funds from operations and funds from operations per share, are not prescribed by generally accepted accounting principles ("GAAP"). Funds from operations is a key measure that demonstrates the ability to generate cash flow necessary to fund future growth through capital investment. These non GAAP financial measures may not be comparable to similar measures presented by other companies. These financial measures are not intended to represent operating profits for the period nor should they be viewed as an alternative to cash provided by operating activities, net income or other measures of financial performance calculated in accordance with GAAP. Funds from operations per share is calculated using the same share basis which is used in the determination of net income per share.

Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one barrel ("bbl") is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All boe conversions in this report are derived by converting natural gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil. Certain financial values are presented on a boe basis and such measurements may not be consistent with those used by other companies.

This discussion contains forward-looking statements that involve risk and uncertainties. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made.

All financial amounts are in Canadian dollars unless otherwise noted.

Production

	9 MONTHS ENDED 12/31/04	12 MONTHS ENDED 03/31/04	3 MONTHS ENDED 12/31/04	3 MONTHS ENDED 12/31/03	QUARTERLY CHANGE
Gas (mcf/d)	**525**	507	665	542	23%
Oil (bbl/d)	**74**	73	71	89	(20%)
NGL (bbl/d)	**18**	19	19	20	(5%)
boe/d (6:1)	**179**	177	201	199	1%

Natural production declines during the year were offset by the re-completed non-operated Nordegg gas well that was on production in July 2004 (the Company agreed to equalize into this well late in the year). Additional production declines are expected from Medicine River as new capital is not planned for this area. However new production from the Plains core area is expected as we tie-in the production from the grass roots drilling program conducted in the last quarter of the year.

Product Prices

REALIZED PRODUCT PRICES	9 MONTHS ENDED 12/31/04	12 MONTHS ENDED 03/31/04	3 MONTHS ENDED 12/31/04	3 MONTHS ENDED 12/31/03	QUARTERLY CHANGE
Gas ($/mcf)	**6.78**	6.17	6.77	5.35	26%
Oil ($/bbl)	**48.53**	37.03	55.90	35.25	59%
NGL ($/bbl)	**42.53**	33.68	45.09	34.81	29%
boe (6:1)	**44.14**	36.64	46.48	33.79	38%

AVERAGE BENCHMARK PRICES	9 MONTHS ENDED 12/31/04	12 MONTHS ENDED 03/31/04	3 MONTHS ENDED 12/31/04	3 MONTHS ENDED 12/31/03	QUARTERLY CHANGE
Gas – NYMEX Daily Spot (US$/mcf)	**5.98**	5.31	6.35	5.09	25%
Gas – AECO C Daily Spot ($/mcf)	**6.95**	6.56	6.93	6.07	14%
Oil – WTI Cushing (US$/bbl)	**43.49**	31.36	48.28	31.18	55%
Oil – Edmonton Light ($/bbl)	**54.85**	41.80	57.71	39.56	46%
US$/Cdn$ exchange rate	**0.773**	0.740	0.819	0.760	8%

All of Rock's production is sold at spot price contracts; however, about half of our natural gas production is tied to aggregator contracts which contain a monthly pricing mechanism. Product prices for the fiscal year averaged $44.14 per boe. Prices on a boe basis during the final fiscal quarter were about 5% higher than the yearly average; and, 34% higher than the same fiscal quarter of 2003.

Revenue The vast majority of the Company's revenue is derived from oil and gas operations. Other income represents interest income earned from cash invested in term deposits.

Oil & gas revenue

	9 MONTHS ENDED 12/31/04	12 MONTHS ENDED 03/31/04	3 MONTHS ENDED 12/31/04	3 MONTHS ENDED 12/31/03	QUARTERLY CHANGE
Gas	**$ 978,217**	$ 988,433	$ 416,123	$ 264,294	57%
Oil	**$ 990,708**	$ 1,148,574	$ 366,865	$ 286,165	28%
NGL	**$ 209,638**	$ 231,614	$ 80,302	$ 62,728	28%
	$ 2,178,563	$ 2,368,621	$ 863,290	$ 613,187	41%
Other revenue	**$ 198,469**	$195,192	$ 66,299	$ 16,118	311%

Oil and natural gas revenue increased approximately 41% in the final fiscal quarter of 2004 from the same fiscal quarter of 2003, which is consistent with the increase in price realizations and slight increase in production. In the fiscal period ended December 31, 2004, the Company did not enter into any hedges, fixed price or volume arrangements.

Other interest income increased 311% in the final fiscal quarter of 2004 as it included interest received from invested funds generated from the January 2004 $15 million equity financing and from the $1 million private placement common share financing completed in the final quarter. Interest income is expected to decline over the next fiscal year as our capital program will reduce cash balances.

Royalties

	9 MONTHS ENDED 12/31/04	12 MONTHS ENDED 03/31/04	3 MONTHS ENDED 12/31/04	3 MONTHS ENDED 12/31/03	QUARTERLY CHANGE
Royalties	**$ 465,602**	$ 598,004	$ 69,118	$ 146,082	(53)%
As a percentage of oil and gas revenue	**21.4%**	25.2%	8.02%	23.8%	(66)%
Per boe (6:1)	**$ 9.43**	$ 9.25	$ 3.73	$ 8.05	(54)%

Royalties for the final fiscal quarter of 2004 were lower on a per boe and percentage of revenue basis compared to the same quarter in the previous fiscal year due to a one time favourable Alberta Energy crown adjustment relating to 2003 and 2004 production. All royalties for the period were incurred in Alberta.

Operating Expenses					
	9 MONTHS ENDED 12/31/04	12 MONTHS ENDED 03/31/04	3 MONTHS ENDED 12/31/04	3 MONTHS ENDED 12/31/03	QUARTERLY CHANGE
Operating expenses	**$ 416,464**	$ 451,882	$ 157,254	$ 93,614	68%
Per boe (6:1)	**$ 8.44**	$ 6.99	$ 8.48	$ 5.16	64%

Included in operating expenses for both the nine months ended and three months ended December 31, 2004 are transportation costs at $0.34 per boe and $0.89 per boe, respectively. Due to changes in marketing arrangements for our oil which resulted in a change in the timing of transfer of title of the commodity, separately recording transportation costs became applicable for the final fiscal quarter of the year. The remaining increase in operating costs for the final fiscal quarter of 2004 relates to unexpected repairs and maintenance on a pump at one of the producing wells in Medicine River and higher production costs at the recently re-completed Nordegg well at Medicine River. Operating costs on a per boe basis for the nine months ended December 31, 2004 also increased due to the declining production base and fixed portion of costs associated with operations. Going forward, operating expense on a per boe basis for the Medicine River property have been budgeted to increase primarily due to natural production declines.

General and Administrative (G&A) Expense

	9 MONTHS ENDED 12/31/04	12 MONTHS ENDED 03/31/04	3 MONTHS ENDED 12/31/04	3 MONTHS ENDED 12/31/03	QUARTERLY CHANGE
Gross	**$ 1,150,774**	$ 985,637	$ 519,287	$ 267,014	94%
Per boe (6:1)	**$ 23.32**	$ 15.25	$ 28.02	$ 14.71	90%
Capitalized	**$ 402,603**	$ 263,108	$ 158,114	$ 121,211	30%
Per boe (6:1)	**$ 8.16**	$ 4.07	$ 8.53	$ 6.68	28%
Net	**$ 748,171**	$ 722,529	$ 361,173	$ 145,803	148%
Per boe (6:1)	**$ 15.16**	$ 11.18	$ 19.49	$ 8.03	143%

The Company continues to plan for future growth with the move into new office space in October 2004 and the addition of personnel needed to both the technical team and administrative team to achieve and control the planned growth. With the Company moving to the Toronto Stock Exchange in July 2004, additional fees were incurred thereby increasing the gross and net amounts. The Company continues to capitalize certain G&A expenses based on personnel involved in the exploration and development initiatives, including certain salaries and related overhead costs. G&A expenses are expected to rise in 2005 on an absolute basis as the staff compliment is higher for the entire year, but fall on a per boe basis as overall production increases.

Interest Expense

	9 MONTHS ENDED 12/31/04	12 MONTHS ENDED 03/31/04	3 MONTHS ENDED 12/31/04	3 MONTHS ENDED 12/31/03	QUARTERLY CHANGE
Interest expense (recovery)	**$ (108,057)**	$ 115,283	$ 231	$ 67,980	(100)%
Per boe (6:1)	**$ (2.19)**	$ 1.78	$ 0.00	$ 3.75	(100)%

Interest expense was recovered as a result of a reversal of an accrual made in the prior fiscal period in conjunction with flow-through shares issued. A filing position maintained by the Company was ultimately accepted by Canada Revenue Agency resulting in the recovery.

Depletion, Depreciation, and Accretion (DD&A)					
	9 MONTHS ENDED 12/31/04	12 MONTHS ENDED 03/31/04	3 MONTHS ENDED 12/31/04	3 MONTHS ENDED 12/31/03	QUARTERLY CHANGE
D&D expense	**$ 334,505**	$ 290,370	$ 157,528	$ 77,109	104%
Per boe (6:1)	**$ 6.78**	$ 4.49	$ 8.50	$ 4.25	100%
Accretion expense	**$ 14,906**	$ 16,197	$ 6,013	$ 3,730	61%
Per boe (6:1)	**$ 0.30**	$ 0.25	$ 0.32	$ 0.21	52%

New reserves were added for some of the successful wells drilled in the period - proved reserves, used in the depletion calculation, increased by 42%, while probable reserves increased by 94%. As future capital is spent to tie-in the new wells and put production on stream, it is expected that some of the probable reserves will move to proved and reduce the depletion rate in the future.

The Company's asset retirement obligation ("ARO") represents the present value of estimated future costs to be incurred to abandon and reclaim the Company's wells and facilities. The discount rate used is 8%. Accretion represents the change in the time value of the asset retirement obligation ("ARO"). The underlying ARO may be increased over a period based on new obligations incurred from drilling wells or constructing facilities. Similarly this obligation can also be reduced as a result of abandonment work undertaken and reducing future obligations. During the nine months ended December 31, 2004 capital programs increased the underlying ARO by $203,260 (March 31, 2004: $33,479).

Income Tax

Rock does not have current income tax payable and does not expect to pay current taxes in the near future as the Company has, on a consolidated basis, resource pools and loss carryforwards available of approximately $47.0 million as set out below.

CEE	$	4.4 million
CDE	$	2.2 million
COGPE	$	3.8 million
UCC	$	3.1 million
Loss carryforwards	$	33.5 million

No benefit has been recognized on the financial statements for the tax assets in excess of book basis and a valuation allowance has been taken as a result. With greater certainty on the utilization of the pools in the future, the Company will recognize the benefit on the financial statements.

Funds from Operations and Net Income

	9 MONTHS ENDED 12/31/04	12 MONTHS ENDED 03/31/04	3 MONTHS ENDED 12/31/04	3 MONTHS ENDED 12/31/03	QUARTERLY CHANGE
Funds from operations	**$ 917,436**	$ 606,333	$ 404,397	$ 105,465	283%
Per boe (6:1)	**$ 18.59**	$ 9.38	$ 21.82	$ 5.81	276%
Per share (shares restated to affect 30 for 1 share consolidation)	**$ 0.10**	$ 0.13	$ 0.04	$ 0.03	33%
Diluted	**$ 0.10**	$ 0.13	$ 0.04	$ 0.03	33%
Net income	**$ 412,744**	$ 253,470	$ 182,577	$ 25,203	624%
Per boe (6:1)	**$ 8.36**	$ 3.92	$ 9.85	$ 1.39	609%
Per share (shares restated to affect 30 for 1 share consolidation)	**$ 0.05**	$ 0.05	$ 0.02	$ 0.01	100%
Diluted	**$ 0.05**	$ 0.05	$ 0.02	$ 0.01	100%
Weighted average shares outstanding, basic	**9,054,879**	4,790,196	9,180,697	3,627,850	153%
Diluted	**9,111,820**	4,842,848	9,243,296	3,627,850	155%

Per share amounts have been restated for all periods for the 30 for 1 share consolidation that occurred in February 2004. Weighted average shares outstanding increased for the fiscal year 2004 and the final fiscal quarter of 2004 due to the private placement equity issue completed in October 2004.

Funds from operations for the nine months ended December 31, 2004 were $0.9 million or $0.10 per share. Funds from operations for the final fiscal quarter of 2004 of $0.4 million or $0.04 per share improved 33% over the same period last year primarily due to higher production income, lower royalties and interest expense recovery. These positive impacts were partially offset by higher operating costs and higher G&A expenses.

Net income for the nine months ended December 31, 2004 was $0.4 million or $0.05 per share. Net income for the final fiscal quarter of 2004 of $0.2 million or $0.02 per share was 624% higher than the same fiscal quarter of 2003 due to the higher production income, and interest and income tax recovery.

Capital Expenditures

	9 MONTHS ENDED 12/31/04	12 MONTHS ENDED 03/31/04	3 MONTHS ENDED 12/31/04	3 MONTHS ENDED 12/31/03	QUARTERLY CHANGE
Land	**$ 2,157,443**	$ 53,889	$ 1,102,522	$ 219	n/a
Seismic	**577,112**	280,311	274,500	67,755	305%
Exploration drilling & completion	**1,173,612**	-	702,264	-	-
Development drilling & completion	**1,041,351**	358,590	1,041,351	(8,590)	n/a
Capitalized G&A	**402,603**	263,108	158,114	121,211	30%
Total exploration and development	**$ 5,352,121**	$ 955,898	$ 3,278,751	$ 180,595	1715%
Facilities	**523,721**	-	523,721	-	n/a
Total operations	**$ 5,875,842**	$ 955,898	$ 3,802,472	$ 180,595	2006%
Office equipment	**$ 57,587**	67,881	49,750	12,030	313%
Total	**$ 5,933,429**	$ 1,023,779	$ 3,852,222	$ 192,625	1899%

Capital expenditures on oil and gas operations for the nine months ended December 31, 2004 include the drilling of 2.0 (2.0 net) gas wells, 4.0 (4.0 net) oil wells and 3.0 (3.0 net) dry and abandoned wells. Seven of the wells were drilled in Saskatchewan and the remaining two in Alberta. At December 31, 2004, no wells had been tied-in to facilities, but work had begun to equip and bring the six successful wells on stream. Land acquisitions resulted in the addition of 13,573 acres, 5,975 acres in Saskatchewan and 7,598 acres in Alberta.

Finding and Development costs

The following table summarizes Rock's finding and development costs for the period ended December 31, 2004.

	2004
TOTAL PROVED FINDING AND DEVELOPMENT COSTS	
Capital expenditures ($000)	$ 5,876
Reserve additions (Mboe)	273
Total proven finding and development costs ($/boe)	$ 21.52
TOTAL PROVED + PROBABLE FINDING AND DEVELOPMENT COSTS	
Capital expenditures ($000)	$ 5,876
Reserve additions (Mboe)	423
Total proven + probable finding and development costs ($/boe)	$ 13.89

Finding and development costs are skewed higher by a land and seismic component that represented about half of the capital spending for the nine months ended December 31, 2004. Land and seismic spending was high as percentage of capital as the Company was initiating its grass roots exploration program. Finding and development costs do not include future development costs from the Company's independent reserve report.

Liquidity and Capital Resources

Our net working capital position as at December 31, 2004 totaled $12.0 million ($16.0 million at March 31, 2004), consisting mostly of term deposits, cash and refundable deposits. The decrease over March 31, 2004 levels primarily reflects the implementation of our grass roots exploration and development program with the drilling of nine (net – nine) wells. Rock had no debt at December 31, 2004 ($nil at March 31, 2004), other than trade payables of $2.2 million ($0.8 million at March 31, 2004).

Our current risked capital spending plan for 2005 is approximately $11.0 million on existing properties. Of this amount about $7.6 million or 68% is allocated to drilling and completions, including tie-ins and well-site facilities to bring production on stream. We were successful in acquiring tracts of land and have identified a number of prospects to continue our exploration and development program. This spending is split evenly between the first and second half of the calendar year. The balance of the spending plan is allocated to potential land acquisitions and seismic programs as we work to further build our inventory of prospects. Given our current working capital position and anticipated cash flow, we expect to fund this spending plan without utilizing outside sources of capital.

Rock announced on March 14, 2005, it has agreed to acquire non-operated petroleum and natural gas properties from 14 different entities for aggregate consideration of 10.3 million shares and $25.4 million. The cash will come out of the existing balances and expected borrowings from a $25 million facility currently being finalized with a Canadian chartered bank. In aggregate, the properties are expected to be produce approximately 1,250 boe/day in March 2005 and produce 2,000 boe/day in December 2005. The reserves were evaluated by Gilbert Laustsen Jung and Associates Ltd. effective January 1, 2005, totaling 2.899 million boe on a proved basis and 4.058 million on a proved plus probable basis. Included in the acquisitions are approximately 19,600 net (72,000 gross) acres of undeveloped land and seismic data. Following closing of all the transactions Rock expects to have $14.5 million of total debt. Currently identified capital spending plans on the acquired properties total $5.0 million, which will be

funded through the new borrowing facility. Rock intends to rationalize the working interests in these properties through acquisitions, divestitures and swapping of interests whereby Rock will have higher working interests in the remaining properties and ultimately work towards operating these properties. Through the rationalization process, Rock plans to establish two new core areas in West Central Alberta and Northeast British Columbia along with the Corporation's existing Plains core area.

At December 31, 2004 and to date, Rock had 9,259,453 common shares outstanding and 532,387 stock options with an average exercise price of $3.49 per share.

Selected Quarterly Data

The following table provides selected quarterly information for Rock.

	3 MONTHS ENDED 12/31/04 (UNAUDITED)	3 MONTHS ENDED 09/30/04 (UNAUDITED)	3 MONTHS ENDED 06/30/04 (UNAUDITED)	3 MONTHS ENDED 03/31/04 (UNAUDITED)	3 MONTHS ENDED 12/31/03 (UNAUDITED)	3 MONTHS ENDED 09/30/03 (UNAUDITED)	3 MONTHS ENDED 06/30/03 (UNAUDITED)	3 MONTHS ENDED 03/31/03 (UNAUDITED)
Production (boe/d)	**201**	165	171	186	192	174	155	185
Oil and gas revenues	**$ 863,290**	$ 653,422	$ 661,851	$ 666,707	$ 613,187	$ 564,491	$ 524,146	$ 782,649
Price realizations ($/boe)	**$ 46.48**	$ 42.90	$ 42.54	$ 39.48	$ 34.78	$ 35.25	$ 37.13	$47.40
Royalties ($/boe)	**$ 3.73**	$ 14.70	$ 11.08	$ 11.16	$ 8.36	$ 9.81	$ 7.54	$ 12.66
Operating expense ($/boe)	**$ 7.59**	$ 9.15	$ 7.67	$ 6.56	$ 5.24	$ 7.91	$ 8.56	$9.60
Field netback ($/boe)	**$ 34.27**	$ 19.05	$ 23.79	$ 21.76	$ 21.18	$ 17.53	$ 21.03	$ 25.14
Net G&A expense	**$ 361,173**	$ 226,623	$ 160,375	$ 211,021	$ 145,803	$ 190,526	$ 175,093	$ 146,779
Stock-based compensation	**$ 58,279**	$ 50,708	$ 46,294	$ 46,296	$ nil	$ nil	$ nil	$ nil
Cash flow from operations	**$ 404,397**	$ 236,672	$ 276,367	$ 301,161	$ 105,465	$ 88,383	$ 111,324	$ 279 826
Per share (basic & diluted)	**$ 0.04**	$ 0.03	$ 0.03	$ 0.04	$ 0.03	$ 0.03	$ 0.04	$ 0.09
Net income	**$ 182,577**	$ 85,047	$ 145,120	$ 158,282	$ 25,203	$ 12,178	$ 57,807	$ 220,609
Per share (basic & diluted)	**$ 0.02**	$ 0.01	$ 0.02	$ 0.02	$ 0.01	$ 0.00	$ 0.02	$ 0.07
Capital expenditures	**$3,852,222**	$1,062,525	$1,018,682	$ 318,888	$ 192,625	$ 386,392	$ 125,874	$ 26,961
	AS AT 12/31/04	AS AT 09/30/04	AS AT 06/30/04	AS AT 03/31/04	AS AT 12/31/03	AS AT 09/30/03	AS AT 06/30/03	AS AT 03/31/03
Working capital ($000)	**$ 12,043**	$ 14,497	$ 15,323	$ 16,065	$ 2,881	$ 2,377	$ 2,675	$2,613

Note: Quarterly information has been re-stated for the retroactive adoption of the ARO accounting standard.

Contractual Obligations

In the course of its business, the Company enters into various contractual obligations including the following:

- royalty agreements
- processing agreements
- right of way agreements
- lease obligations for office premises.

Obligations with a fixed term are as follows:

	2005	2006	2007	2008	2009
Lease of office premises	$ 154,569	$ 128,807	0	0	0

Outstanding Share Data

There are no changes to Rock's outstanding share data at the date of this report.

Off Balance Sheet Arrangements

Rock does not have any special purpose entities nor is it party to any arrangement that would be excluded from the balance sheet.

Critical Accounting Estimates

Rock's financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). A comprehensive discussion of our significant accounting policies is contained in Note 2 to the audited consolidated financial statements. These accounting policies are subject to estimates and key judgments about future events, many of which are beyond our control. The following is a discussion of the accounting estimates that are critical to the financial statements.

Oil and Gas Accounting – Reserves Recognition Rock retained independent petroleum engineering consultants Gilbert, Laustsen, Jung Associates Ltd. to evaluate our oil and natural gas reserves, prepare an evaluation report, and report to the Company's Reserves Committee. The process of estimating oil and natural gas reserves is subjective and involves a significant number of decisions and assumptions in evaluating available geological, geophysical, engineering and economic data. These estimates will change over time as additional data from ongoing development and production activities becomes available and as economic conditions affecting oil and natural gas prices and costs change. Reserves can be classified as proved, probable or possible with decreasing levels of certainty to the likelihood that the reserves will be ultimately produced.

Oil and Gas Accounting – Full Cost Accounting Under the full cost method of accounting for exploration and development activities, all costs associated with these activities are capitalized. The aggregate net capitalized costs and estimated future abandonment costs, less estimated salvage values, is amortized using the unit-of-production method based on estimated proved oil and gas reserves resulting in a depletion expense. The depletion expense is most affected by the estimate of proved reserves and the cost of unproved properties. Unproved costs are reviewed quarterly to determine if proved reserves have been established, at which point the associated costs are included in the depletion calculation. Changes to any of these estimates may affect Rock's earnings.

Under the full cost method of accounting, the Company's investment in oil and gas assets is evaluated at least annually to consider whether the investment is recoverable and the carrying amount does not exceed the value of the properties, the "ceiling test". The carrying value of oil and natural gas properties and production equipment is compared to the sum of undiscounted cash flows expected to result from Rock's proved reserves. If the carrying value is not fully recoverable, the amount of impairment is measured by comparing the carrying value of property and equipment to the estimated net present value of future cash flows from proved plus probable reserves using a risk free interest rate. Any excess carrying value above the net present value of the future cash flows is recorded as a permanent impairment. Reserve, revenue, royalty and operating cost estimates and the timing of future cash flows are all critical components of the ceiling test. Revisions of these estimates could result in a write down of the carrying amount of oil and gas properties.

Asset Retirement Obligations The Company recognizes the estimated fair value for an asset retirement obligation ("ARO") in the period in which it is incurred as a liability, and records a corresponding increase in the carrying value of the related asset. The future asset retirement obligation is an estimate based on the Company's ownership interest in wells and facilities and reflects estimated costs to complete the abandonment and reclamation as well as the estimated timing of the costs to be incurred in future periods. Estimates of the costs associated with abandonment and reclamation activities require judgment concerning the method, timing and extent of future retirement activities. The capitalized amount is depleted on a unit-of-production method over the life of the proved reserves. The liability amount is increased each reporting period due to the passage of time and this accretion amount is charged to earnings in the period. Actual costs incurred on settlement of the ARO are charged against the ARO. Judgments affecting current and annual expense are subject to future revisions based on changes in technology, abandonment timing, costs, discount rates and the regulatory environment.

Stock-based Compensation Stock options issued to employees and directors under the Company's stock option plan are accounted for using the fair value method of accounting for stock-based compensation. The fair value of the option is recognized as stock-based compensation expense and contributed surplus over the vesting period of the option. Stock-based compensation expense is determined on the date of an option grant using a Black-Scholes option pricing model. A Black-Scholes pricing model requires the estimation of several variables including estimated volatility of Rock's stock price over the life of the option, estimated option forfeitures, estimated life of the option, estimated risk free rate and estimated dividend rate. A change to these estimates would alter the valuation of the option and would result in a different related stock-based compensation expense.

Business Risks

Rock is exposed to a number of business risks, some of which are beyond its control like all companies in the oil and gas exploration and production industry. These risks can be categorized as operational, financial and regulatory.

Operational risks include generating, finding and developing, and acquiring oil and gas reserves on an economical basis (including acquiring land rights or gaining access to land rights), reservoir production performance, marketing, production, hiring and retaining employees and accessing contract services on a cost effective basis. We attempt to mitigate these risks by employing highly qualified staff and operating in areas where employees have expertise. In addition we outsource certain activities to be able to leverage on industry expertise, without having the burden of hiring full time staff given the current scope of operations. Typically the Company has outsourced the marketing functions. Rock is attempting to acquire oil and gas operations; however Rock will be competing against many other companies for such operations many of which will have greater access to resources. As a small company, gaining access to contract services may be difficult given the high activity levels the industry has been experiencing, but we will attempt to mitigate this risk by utilizing existing relationships.

Financial risks include commodity prices, the Canadian/US exchange rate and interest rates, all of which are largely beyond the Company's control. Currently we have not used any financial instruments to mitigate these risks. We would consider using these financial instruments depending on the operating environment. The Company also will require access to capital. Currently Rock has no long-term debt in place but intends to use its debt capacity in the future in conjunction with the announced acquisitions. We intend to use prudent levels of debt to fund capital programs based on the expected operating environment. We also intend to access equity markets to fund opportunities, however the ability to access these markets will be determined by many factors, many of which will be beyond the control of the Company.

Rock is subject to various regulatory risks, principally environmental in nature. The Company has put in place a corporate safety program and a site-specific emergency response program to help manage these risks. The Company hires third party consultants to help develop and manage these programs and help Rock comply with current environmental legislation.

Reserves

Rock's reserves have been independently evaluated by Gilbert, Laustsen, Jung Associates Ltd. ("GLJ"). This is the first year GLJ has evaluated these reserves. The reserves as at December 31, 2004 have been evaluated in accordance with NI 51-101. The previous reserve report at March 31, 2004 followed this standard as well The following tables provide a reconciliation of the reserves between the two reserve reports. NI 51-101 requires reserves to be reconciled on a net basis after royalty interest ("net interest"). Below we have reported reserves on both a working interest, before royalty interests, and net interest basis.

Reserves Reconciliation The following table is a reconciliation of Rock's "Gross Interest" reserves at year-end December 31, 2004 using GLJ's pricing and cost estimates.

RECONCILIATION OF COMPANY GROSS INTEREST RESERVES BY PRINCIPAL PRODUCT TYPE FORECAST PRICES AND COSTS

	OIL AND NGL			GAS			EQUIVALENT BOE		
FACTORS	PROVED (MBBL)	PROBABLE (MBBL)	PROVED PLUS PROBABLE (MBBL)	PROVED (MMCF)	PROBABLE (MMCF)	PROVED PLUS PROBABLE (MMCF)	PROVED (MBOE)	PROBABLE (MBOE)	PROVED PLUS PROBABLE (MBOE)
March 31, 2004	326	113	439	1,250	268	1,518	534	158	692
Extensions	186	160	346	650	573	1,223	294	257	551
Technical revisions Discoveries	(35)	(82)	(117)	82	(148)	(66)	(21)	(108)	(129)
Production	(25)	-	(25)	(144)	-	(144)	(49)	-	(49)
December 31, 2004	452	191	643	1,838	693	2,531	758	307	1,065

Note:

(1) Figures may not add due to rounding.

The following table is a reconciliation of Rock' s "Net Interest" reserves at year-end December 31, 2004 using GLJ's pricing and cost estimates.

RECONCILIATION OF COMPANY NET INTEREST RESERVES BY PRINCIPAL PRODUCT TYPE FORECAST PRICES AND COSTS

	OIL AND NGL			GAS			EQUIVALENT BOE		
FACTORS	PROVED (MBBL)	PROBABLE (MBBL)	PROVED PLUS PROBABLE (MBBL)	PROVED (MMCF)	PROBABLE (MMCF)	PROVED PLUS PROBABLE (MMCF)	PROVED (MBOE)	PROBABLE (MBOE)	PROVED PLUS PROBABLE (MBOE)
March 31, 2004	271	90	361	960	205	1,165	431	124	555
Extensions	158	139	297	531	497	1,028	247	222	469
Technical revisions Discoveries	(33)	(63)	(96)	40	(113)	(73)	(26)	(82)	(108)
Production	(19)	-	(19)	(104)	-	(104)	(36)	-	(36)
December 31, 2004	377	166	544	1,427	589	2,016	615	264	880

Note:

(1) Figures may not add due to rounding.

Reserves and Net Present Value (Forecast Prices and Costs)

The following tables summarize Rock's remaining oil and gas reserve volumes along with the value of future net revenue utilizing GLJ's pricing and cost estimates.

RESERVES

	OIL AND NGL		GAS	
RESERVES CATEGORY	GROSS (MBBL)	NET (MBBL)	GROSS (MMCF)	NET (MMCF)
Proved				
Proved Producing	276	226	1,443	1,118
Proved Non-Producing	125	108	380	300
Proved Undeveloped	52	43	14	10
Total Proved	453	377	1,837	1,428
Probable Additional	191	166	692	589
Total Proved Plus Probable	644	543	2,529	2,016

NET PRESENT VALUE OF FUTURE NET REVENUE

	BEFORE INCOME TAXES DISCOUNTED AT (% PER YEAR)					AFTER INCOME TAXES DISCOUNTED AT (% PER YEAR)				
	0	5	10	15	20	0	5	10	15	20
RESERVES CATEGORY	($000)	($000)	($000)	($000)	($000)	($000)	($000)	($000)	($000)	($000)
Proved										
Proved Producing	8,693	6,972	5,813	4,994	4,391	8,693	6,972	5,813	4,994	4,391
Proved Non-Producing	2,152	1,965	1,805	1,666	1,545	—	—	—	—	—
Proved Undeveloped	371	317	271	233	200	—	—	—	—	—
Total Proved	11,216	9,254	7,889	6,893	6,136	11,217	9,254	7,889	6,893	6,136
Probable Additional	3,502	2,571	2,009	1,633	1,363	3,446	2,544	1,996	1,627	1,360
Total Proved Plus Probable	14,719	11,824	9,898	8,526	7,499	14,663	11,798	9,885	8,520	7,496

Note: Figures may not add due to rounding.

Reserves and Net Present Value (Constant Prices and Costs) The following tables summarize Rock's remaining oil and gas reserve volumes along with the value of future net revenue utilizing GLJ's pricing based on benchmark reference prices posted at or near December 31, 2004 with adjustments for oil differential and gas heating values applied to arrive at a company average. Capital and operating costs were not inflated.

RESERVES

	OIL AND NGL		GAS	
RESERVES CATEGORY	GROSS (MBBL)	NET (MBBL)	GROSS (MMCF)	NET (MMCF)
Proved				
Proved Producing	282	233	1,456	1,127
Proved Non-Producing	—	—	—	—
Proved Undeveloped	176	158	395	309
Total Proved	458	391	1,851	1,436
Probable Additional	183	165	698	593
Total Proved Plus Probable	641	556	2,549	2,029

NET PRESENT VALUE OF FUTURE NET REVENUE

RESERVES CATEGORY	BEFORE INCOME TAXES DISCOUNTED AT (% PER YEAR) 0 ($000)	5 ($000)	10 ($000)	15 ($000)	20 ($000)	AFTER INCOME TAXES DISCOUNTED AT (% PER YEAR) 0 ($000)	5 ($000)	10 ($000)	15 ($000)	20 ($000)
Proved										
Proved Producing	9,790	7,541	6,107	5,133	4,403	9,790	7,541	6,107	5,133	4,436
Proved Undeveloped	1,354	1,201	1,072	960	862	1,354	1,201	1,072	960	862
Total Proved	11,144	8,742	7,179	6,093	5,298	11,144	8,742	7,179	6,093	5,298
Probable Additional	3,058	2,041	1,472	1,112	866	3,058	2,041	1,472	1,112	866
Total Proved Plus Probable	14,202	10,783	8,651	7,205	6,164	14,202	10,783	8,651	7,205	6,164

Note: Figures may not add due to rounding.

Pricing Assumptions

The following benchmark prices, inflation rates and exchange rates were used by GLJ for the Constant Prices and Costs evaluation and the Forecast Prices and Costs evaluation.

SUMMARY OF PRICING ASSUMPTIONS AS OF DECEMBER 31, 2004
CONSTANT PRICE AND COSTS

EDMONTON PAR OIL PRICE 40 API (CDN$/BBL)	AECO GAS PRICE (CDN$/MCF)	NGL (CDN$/BBL)
46.54	6.79	37.73

SUMMARY OF PRICING AND COST RATE ASSUMPTIONS AS OF DECEMBER 31, 2004 FORECAST PRICES AND COSTS

	OIL				NGL				GAS		
YEAR	WTI @ CUSHING ($US/BBL)	EDMONTON REFERENCE PRICE ($/BBL)	MEDIUM 29 API ($/BBL)	HARDISTY HEAVY 12 API ($/BBL)	EDMONTON PROPANE ($/BBL)	EDMONTON BUTANE ($/BBL)	EDMONTON PENTANE ($/BBL)	SPEC ETHANE ($/BBL)	AECO C ($/MCF)	CDN/US EXCHANGE RATE	COST INFLATION RATE (%/YEAR)
2005	42.00	50.25	43.75	27.50	32.25	37.25	50.75	22.00	6.60	0.82	2
2006	40.00	47.75	41.50	28.50	30.50	35.25	48.25	21.25	6.35	0.82	2
2007	38.00	45.50	39.50	28.75	29.00	33.75	46.00	20.50	6.15	0.82	2
2008	36.00	43.25	37.75	27.25	27.75	32.00	43.75	20.00	6.00	0.82	2
2009	34.00	40.75	35.50	25.50	26.00	30.25	41.25	20.00	6.00	0.82	2
2010	33.00	39.50	34.25	24.75	25.25	29.25	40.00	20.00	6.00	0.82	2
2011	33.00	39.50	34.25	24.75	25.25	29.25	40.00	20.00	6.00	0.82	2
2012	33.00	39.50	34.25	24.75	25.25	29.25	40.00	20.00	6.00	0.82	2
2013	33.50	40.00	34.75	24.75	25.50	29.50	40.50	20.25	6.10	0.82	2
2014	34.00	40.75	35.50	25.50	26.00	30.25	41.25	20.75	6.20	0.82	2
2015	34.50	41.25	36.00	25.75	26.50	30.50	41.75	21.00	6.30	0.82	2
2016+	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	0.82	2

End of Press Release.

File No. 82-34785

Computershare

600, 530-8th Avenue S.W., Calgary, AB T2P 3S8 Tel.: (403) 267-6800 Fax: (403) 267-6529

February 18, 2005

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
L'Autorité des marchés financiers
Nova Scotia Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Registrar of Securities, Prince Edward Island
Registrar of Securities, Government of the Yukon Territory
Securities Registry, Government of the Northwest Territories
Nunavut Legal Registry
TSX

Dear Sirs:

Subject: Rock Energy Inc.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	:	Annual and Special Meeting of Shareholders
2.	Security Description of Voting Issue	:	Common
3.	CUSIP Number	:	772-089-108
4.	Record Date	:	March 17, 2005
5.	Meeting Date	:	May 12, 2005
6.	Meeting Location	:	Calgary, Alberta

Yours truly,

"signed by"
Amy Hemminger
Proxy Clerk
Stock Transfer Department
Direct Dial No: 1-866-331-6361
Email: amy.hemminger@computershare.com

cc: Rock Energy Inc.
Attention: Simonne Birrell

File No. 82-34785

rockenergy

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS DURING TRANSISTION PERIOD

I, Allen J. Bey, President and Chief Executive Officer of Rock Energy Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Rock Energy Inc.(the issuer) for the interim period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based in my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 10, 2004

(signed) "Allen J. Bey"

Allen J. Bey
President and
Chief Executive Officer

2400 Altius Centre
500 - 4th Avenue S.W., Calgary, Alberta T2P 2V6
Main: (403) **218-4380** Fax: (403) **234-0598**

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS DURING TRANSISTION PERIOD

I, Peter D. Scott, Vice President, Finance and Chief Financial Officer of Rock Energy Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Rock Energy Inc.(the issuer) for the interim period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based in my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 10, 2004

(signed) "Peter D. Scott"

Peter D. Scott
Vice President, Finance and
Chief Financial Officer

2400 Altius Centre
500 - 4th Avenue S.W., Calgary, Alberta T2P 2V6
Main: (403) 218-4380 Fax: (403) 234-0598

SHARE SALE AGREEMENT

MARCH 14, 2005

(SHARES OF 1143734 ALBERTA LTD.)

BETWEEN

ELM ENERGY CORPORATION

AND

ROCK ENERGY INC.

TABLE OF CONTENTS

SCHEDULES

SHARE SALE AGREEMENT

THIS AGREEMENT made the 14th day of March, 2005.

BETWEEN:

ELM ENERGY CORPORATION, a corporation having an office and carrying on business in the City of Calgary, in the Province of Alberta (hereinafter referred to as "**Vendor**")

AND

ROCK ENERGY INC., a corporation having an office and carrying on business in the City of Calgary, in the Province of Alberta (hereinafter referred to as "**Purchaser**")

WHEREAS Purchaser wishes to acquire the Shares from Vendor and Vendor wish to sell the Shares to Purchaser on the terms and conditions contained within this Agreement.

NOW THEREFORE in consideration of the promises and mutual covenants contained in this Agreement, the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement (including the recitals hereto, this Section and each Schedule) the words set forth below shall have the meanings ascribed thereto below, namely:

(a) "**AEUB**" means the Alberta Energy and Utilities Board;

(b) "**Accounting Adjustment**" means the amount determined as such pursuant to the Accounting Adjustment Schedule;

(c) "**Accounting Adjustment Estimate**" has the meaning given it in the Accounting Adjustment Schedule;

(d) "**Accounting Adjustment Schedule**" means the schedule attached as Schedule I;

(e) "**Accounting Firm**" as the context requires has the meaning ascribed thereto in the Accounting Adjustment Schedule;

(f) "**AFE**" means the authorities for expenditure, if any, set forth in Schedule C;

(g) "**Affiliate**" in relation to any Person means any other Person that controls the first-mentioned Person; is controlled by the first-mentioned Person or is controlled by the same Person that controls the first-mentioned Person, for which purpose a corporation shall be deemed to be controlled by those Persons who own or effectively control, other than by way of security only, sufficient voting shares of the corporation (whether directly through the ownership of shares of the corporation or indirectly through the ownership of shares of another corporation that owns the shares of the corporation) to elect the majority of its board of directors;

(h) "**this Agreement**", "**herein**", "**hereto**", "**hereof**" and similar expressions refer to this Share Sale Agreement, as amended from time to time;

(i) "**Applicable Laws**" means applicable corporate and securities laws, regulations and rules, all policies thereunder and rules of applicable stock exchanges;

(j) "**Assets**" means the Petroleum and Natural Gas Rights, the Tangibles and the Miscellaneous Interests;

(k) "**Base Purchase Price**" has the meaning ascribed thereto in Section 2.1, subject to adjustments as provided herein;

(l) "**Business Day**" means any day which is not a Saturday, Sunday or statutory holiday in Calgary, Alberta;

(m) "**Canadian Dollar**" or "**$**" means a Canadian dollar;

(n) "**Cash Portion**" has the meaning ascribed thereto in Section 2.1(a);

(o) "**Closing**" means the delivery, on the Closing Date, of the Shares, duly endorsed for transfer, and the payment of the Consideration and the delivery of the other certificates and documents required by Sections 5.1 and 5.2;

(p) "**Closing Date**" means the later of (i) April 7, 2005 and (ii) the date which is one Business Day after Rock Energy Inc. has received regulatory approval to issue the Rock Energy Inc. shares pursuant to this Agreement, provided the Closing Date shall not be later than April 15, 2005;

(q) "**Closing Time**" means 10:00 a.m. Calgary time on the Closing Date, or such other time as is mutually agreed in writing by the Parties;

(r) "**Company**" means 1143734 Alberta Ltd.;

(s) "**Consideration**" has the meaning ascribed thereto in Section 2.1;

(t) "**Data**" means all records, data and information owned by Vendor including Seismic Data directly relating to the Petroleum and Natural Gas Rights or the Tangibles, including well files, lease files, agreement files and production records (including the Title and Operating Documents);

(u) "**Disclosure Schedule**" means the schedule attached as Schedule C;

(v) "**Effective Date**" means 12:01 a.m., Calgary Time on January 1, 2005;

(w) "**Encumbrances**" means any and all Royalties, Security Interests and other encumbrances and adverse claims, of any kind or character whatsoever;

(x) "**Environment**" means any and all natural components of the earth and atmosphere, including without limitation:

(i) the air, land, soil and subsurface soil;

(ii) water, groundwater, surface water and aquifers; and

(iii) plants, animals, living organisms and all organic and inorganic matter;

and "**Environmental**" has a corresponding meaning;

(y) "**Environmental Liabilities**" means all past, present and future Losses and Liabilities of the Company that:

(i) relate to the Assets or that arise in connection with the ownership thereof or Operations pertaining thereto; and

(ii) relate to or are associated with the Environment, including those that relate to or are associated with:

(A) transportation, storage, use or disposal of toxic or hazardous substances;

(B) release, spill, escape or emission of toxic or hazardous substances; or

(C) pollution or contamination of or damage to the Environment;

including, without limitation, liabilities to compensate Third Parties for damages and losses resulting from the items described in items (i) and (ii) above (including, without limitation, damage to property, personal injury and death) and obligations to take action to prevent or rectify damage to or otherwise protect the Environment including the effects of, and the costs of complying with, any order, direction or claim of any Governmental Entity in respect of any of foregoing;

(z) "**GAAP**" means generally accepted accounting principles and practices in effect in Canada from time to time;

(aa) "**Governmental Entity**" means any court or tribunal having jurisdiction or any federal, provincial, state, local, municipal, canton, territory or other governmental body, agency, authority, department, commission, board or instrumentality;

(bb) "**GST**" means the Goods and Services Tax prescribed by Part IX of the *Excise Tax Act* (Canada), R.S.C. 1985, c.E-15;

(cc) "**Holdback Amount**" has the meaning ascribed thereto in Section 2.2;

(dd) "**Interim Period**" means the period from the Effective Date to the Closing Date;

(ee) "**Interim Period Revenues**" has the meaning given it in the Accounting Adjustment Schedule;

(ff) "**Interim Statement of Adjustments**" has the meaning given it in the Accounting Adjustment Schedule:

(gg) "**Lands**" means the Petroleum Substances within, under or upon the lands described in the Land Schedule, subject to the restrictions and exclusions set forth therein as to Petroleum Substances and geological formations, and any other interests in oil and gas properties legally or beneficially owned by Vendor;

(hh) "**Land Schedule**" means Schedule "A" attached hereto;

(ii) "**Leases**" means the leases, licenses, permits and similar documents of title described in the Land Schedule by virtue of which the holder thereof is entitled to drill for, win, take, own or remove Petroleum Substances within, upon or under the Lands and includes, if applicable, all renewals and extensions of such documents and all documents issued in substitution therefor;

(jj) "**Losses and Liabilities**" means (i) losses, costs, damages and expenses which a Party suffers, sustains, pays or incurs (including legal fees on a "solicitor and his own client" basis), lawsuits, claims, demands, proceedings, expenses and charges suffered, sustained, paid, commenced, threatened or incurred and (ii) any and all liabilities and obligations, whether under common law, in equity, under the Regulations or otherwise; whether tortious, contractual, vicarious, statutory or otherwise; whether absolute or contingent; whether directly or as the result of a claim by a Third Party, and whether based on fault, strict liability or otherwise;

(kk) "**Miscellaneous Interests**" means the Company's interests in all property, assets, interests and rights (other than the Petroleum and Natural Gas Rights and the Tangibles) directly related to the Petroleum and Natural Gas Rights or the Tangibles but only to the extent such property, assets, interests and rights are directly related to Petroleum and Natural Gas Rights or the Tangibles, including without limitation any and all of the following:

(i) contracts and agreements directly related to the Petroleum and Natural Gas Rights or the Tangibles including, without limitation, the Title and Operating Documents;

(ii) the Surface Rights;

(iii) the Data; and

(iv) all Wells, including the wellbores of and casing for the Wells,

but specifically excludes (a) Petroleum Substances produced prior to the Effective Date and (b) accounts receivable accruing prior to the Effective Date;

(ll) "**Parties**" means Vendor and Purchaser, collectively, and "**Party**" means any one of them;

(mm) "**Permitted Encumbrances**" means:

(i) liens for taxes, assessments and governmental charges for which payment is not due;

(ii) liens incurred or created in the ordinary course of business as security in favour of the person who is conducting the development or operation of the property to which such liens relate for the Company's proportionate share of costs and expenses of such development or operation for which payment is not due;

(iii) mechanics', builders' and materialmen's liens in respect of services rendered or goods supplied for which payment is not due;

(iv) easements, rights of way, servitudes and other similar rights in land (including, without limitation, rights of way and servitudes for roads; railways; sewers; drains; gas and oil pipelines; gas and water mains and electric light, power, telephone, telegraph and cable television conduits, poles, wires and cables);

(v) the right reserved to or vested in any municipality or government or other public authority by the terms of any Lease, license, franchise, grant or permit or by any Regulations, to terminate any such Lease, license, franchise, grant or permit or to require annual or other periodic payments as a condition of the continuance thereof;

(vi) rights of general application reserved to or vested in any Governmental Entity to levy Taxes on the Assets or any of them or the income therefrom, and governmental requirements and limitations of general application;

(vii) royalty burdens, liens, adverse claims, penalties, reductions in interests and other encumbrances set out (A) in the Land Schedule or (B) in the Title and Operating Documents to the extent that they would constitute Permitted Encumbrances under subsections (i) to (vi) and (viii) of this definition; and

(viii) the reservations, limitations, provisions and conditions in any original grants from the Crown or freehold lessors of any of the Lands or interests therein and statutory exceptions to title;

(nn) "**Person**" means any individual or entity, including any partnership, body corporate, trust, unincorporated organization, union, governmental body and any heir, executor, administrator or other legal representative of an individual;

(oo) "**Petroleum and Natural Gas Rights**" means (i) all of the interest of the Company in the Leases (to the extent they pertain to the Lands) including, without limitation, the interests that are attributed to the Company in the Land Schedule, (ii) the fee simple interests (if any) in mines and minerals in the Lands attributed to the Company in the Land Schedule, and (iii) all of the interest of the Company (if any) in royalties, net profits interests and similar interests including, without limitation, the interests attributed to the Company in the Land Schedule;

(pp) "**Petroleum Substances**" means crude oil, petroleum, natural gas, natural gas liquids, coalbed methane and other related hydrocarbons (except coal) and any and all other substances (including sulphur), whether liquid, solid or gaseous and whether hydrocarbons or not, produced in association therewith, the rights to which are granted pursuant to the Leases;

(qq) "**Post-Closing Adjustments**" has the meaning ascribed thereto in the Accounting Adjustment Schedule;

(rr) "**Prior Transaction**" means the transaction described in Schedule J;

(ss) "**Purchaser**" means Rock Energy Inc.;

(tt) "**Purchaser's Counsel**" means Burnet Duckworth & Palmer LLP;

(uu) "**Purchaser Financial Statements**" means the audited financial statements of the Purchaser for the year ended March 31, 2004 and the draft unaudited financial statements for the period ended December 31, 2004;

(vv) "**Purchaser's Shares**" has the meaning ascribed thereto in Section 2.1(b);

(ww) "**Purchaser GLJ Reserve Report**" means the reserve report effective December 31, 2004 prepared by GLJ on the petroleum and natural gas reserves of the Purchaser;

(xx) **"Purchaser Public Documents"** means all documents or information filed by or on behalf of Purchaser in compliance or intended compliance with Applicable Laws;

(yy) **"Regulations"** means all laws, orders, statutes, rules, by-laws, decrees, regulations, directives, judgments, declarations and similar pronouncements made by the Crown, by the Regulatory Agencies or by any other Governmental Entity and includes the terms and conditions of all permits, licences, authorizations or approvals issued by Governmental Entities except to the extent such permits, licences, authorizations or approvals comprise a Title and Operating Document;

(zz) **"Regulatory Agencies"** means the AEUB and all other agencies, governmental bodies and departments having jurisdiction over any of the Assets;

(aaa) **"Representatives"** means a Party's directors, officers, employees, representatives, agents, professional advisors, and Affiliates, and the directors, officers, employees, representatives, agents and professional advisors of its Affiliates;

(bbb) **"Royalties"** means all royalties, burdens, profits interests, production payments and similar interests reserved or payable (by way of a share in production of Petroleum Substances or by way of money) to the Crown, lessors and other Persons in respect of or relating to the production or sale of Petroleum Substances;

(ccc) **"Sale, Processing and Transportation Agreements"** means agreements for the sale of Petroleum Substances produced from the Lands or the lands pooled or unitized therewith and agreements providing for the gathering, transportation, compression, processing, treatment or storage of Petroleum Substances produced from the Lands or lands pooled or unitized therewith, if any, set out in Schedule B;

(ddd) **"Security Interest"** means any mortgage, charge, pledge, lien, hypothec, assignment by way of or in effect as security, or security interest whatsoever, but does not include a right of set-off or a set-off;

(eee) **"Seismic Data"** means seismic data owned by the Company, including surveyors' ground elevation records, shot point maps, drillers' logs, shooters' records, seismograph records, seismograph magnetic tapes, monitor records, field records and record sections, excluding maps and interpretations made therefrom;

(fff) **"Shares"** means 823,289 common shares in the share capital of Company being all of the shares of the Company owned by Vendor on the Closing Date;

(ggg) **"Surface Rights"** means all rights to use or occupy the surface of lands (including, but not limited to, the Lands) which are used or held for use in connection with the Petroleum and Natural Gas Rights or the Tangibles, including rights to enter upon and occupy the surface of the lands on which the Tangibles and the Wells are located and rights to use the surface of the lands to gain access thereto;

(hhh) **"Survival Period"** means the period of 12 months starting on the Closing Date;

(iii) **"Tangibles"** means the interests of the Company that are directly related to the Petroleum and Natural Gas Rights in all other tangible depreciable property and assets used or intended to be used in producing, processing, gathering, treating, storing, measuring or injecting Petroleum

Substances or any of them from the Lands or lands pooled or unitized therewith or in connection with water injection or removal operations that pertain to the Petroleum and Natural Gas Rights, including, without limitation, all Wells, gas plants, oil batteries, production equipment, pipelines, pipeline connections, meters, dehydrators, motors, inventory, compressors, treaters, dehydrators, scrubbers, separators, pumps, tanks, boilers and communication equipment;

(jjj) "**Tax**" or "**Taxes**" means all taxes, fees, stamp taxes, duties, levies and other charges and assessments, together with any interest, fines, or penalties, with respect thereto charged or imposed upon the Company, the Assets or the businesses of the Company by any Governmental Entity, including all federal, state, local, municipal, provincial, territorial, and other income, franchise, profits, capital gains, capital stock, transfer, sales, use, occupation, property, excise, severance, windfall profits, stamp, licence, payroll, withholding, production, value-added, GST and other taxes, assessments, charges, duties, fees, levies or other governmental charges of any kind whatsoever (whether payable directly, by withholding or indirectly pursuant to a contractual obligation to indemnify any Person, and whether or not requiring the filing of a Tax Return);

(kkk) "**Tax Act**" means the *Income Tax Act* (Canada), R.S.C. 1985, c.1, as amended;

(lll) "**Tax Returns**" means all returns, reports, declarations, elections, filings, designations, information returns and statements filed or required to be filed with Governmental Entities in respect of Taxes;

(mmm) "**Third Party**" means any Person other than Vendor or Purchaser or their respective Affiliates;

(nnn) "**Title and Operating Documents**" means, to the extent directly related to the Petroleum and Natural Gas Rights or the Tangibles, (i) the Leases, (ii) assignments, trust declarations, operating agreements, royalty agreements, overriding royalty agreements, gross overriding agreements, participation agreements, farm-in agreements, sale and purchase agreements, pooling agreements, common stream agreements, easements, surface leases and pipeline crossing agreements, (iii) agreements for construction, ownership and operation of gas plants, gas gathering systems and other facilities, (iv) permits, licenses and approvals and (v) other agreements which relate to the Petroleum and Natural Gas Rights or the Tangibles or the ownership, operation or exploitation thereof;

(ooo) "**TSX**" means the Toronto Stock Exchange;

(ppp) "**Vendor' Counsel**" means Bennett Jones LLP; and

(qqq) "**Wells**" means all wells (including without limitation producing, shut-in, suspended, capped, abandoned, injection and disposal wells) located on the Lands or lands pooled or unitized therewith.

1.2 Interpretation

Unless otherwise stated or the context otherwise necessarily requires, in this Agreement:

(a) the insertion of headings in this Agreement is for convenience of reference only and shall not affect the construction or the interpretation of this Agreement;

(b) if there is any conflict or inconsistency between a provision in the body of this Agreement and that contained in a Schedule or any specific conveyance, assignment, transfer, novation or other

document or instrument pertaining to the acquisition of the Assets by Purchaser, the provision in the body of this Agreement shall prevail;

(c) references herein to any agreement or instrument, including this Agreement, shall be a reference to the agreement or instrument as varied, amended, modified, supplemented or replaced from time to time;

(d) the terms "in writing" or "written" include printing, typewriting or facsimile transmission;

(e) references to a statute shall be a reference to: (i) such enactment as amended or reenacted from time to time and every statute that may be substituted therefor; and (ii) the regulations, bylaws or other subsidiary legislation made pursuant to such statute;

(f) words importing the singular number only shall include the plural and vice versa, and words importing the use of any gender shall include all genders;

(g) a reference to time shall, unless otherwise specified, refer to Mountain Standard Time or Mountain Daylight Savings Time during the respective intervals in which each is in force in Alberta;

(h) "including", "includes" and like terms means "including without limitation" and "includes without limitation";

(i) any representation or warranty that is made on the basis of the knowledge or awareness of a Party, shall include only such actual knowledge or awareness of the current officers of such Party and shall not include the knowledge and awareness of any other person or any constructive or imputed knowledge;

(j) the terms "this Agreement", "hereof", "hereunder" and similar expressions refer to this Agreement in its entirety and include any agreement supplemental hereto; and

(k) unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Clauses, Sections and Paragraphs and Subparagraphs are to Articles, Clauses, Sections and Paragraphs of this Agreement and references herein to Schedules are references to Schedules to this Agreement.

1.3 Schedules

The following schedules are attached to, form part of and are incorporated in the Agreement:

Schedule A	Land Schedule
Schedule B	Sale, Processing and Transportation Agreements
Schedule C	Disclosure Schedule
Schedule D	Form of Officer's Certificate of Vendor
Schedule E	Form of Officer's Certificate of Purchaser
Schedule F	Resignation and Release of President of Company

Schedule G		Release and Discharge of President of Company by Purchaser and the Company
Schedule H	-	[intentionally left blank]
Schedule I	-	Accounting Adjustment Schedule
Schedule J	-	Prior Transaction with Exhibit I attached

ARTICLE 2
PURCHASE AND SALE

2.1 Purchase and Sale

Upon the terms and subject to the conditions of this Agreement, Purchaser hereby agrees to purchase the Shares from Vendor and Vendor hereby agree to sell and convey the Shares to Purchaser on the Closing Date at and for a consideration (the "**Consideration**") of:

(a) $164,658 (the "**Cash Portion**") plus or minus, as the case may be, the adjustments provided for herein; and

(b) 160,779 common shares of Purchaser (the "**Purchaser's Shares**"), which the Parties agree have an aggregate value of $658,631 (the "**Purchaser's Shares Value**").

The Cash Portion and the Purchaser's Shares Value shall be collectively referred to as the "**Base Purchase Price**".

2.2 Accounting Adjustment and Holdback

The Cash Portion of the Base Purchase Price will be:

(a) decreased by the amount of the Accounting Adjustment if it is a positive amount; and

(b) increased by the amount of the Accounting Adjustment if it is a negative amount.

An amount of $19,705 from the Cash Portion (the "Holdback Amount") shall be held back by Purchaser at Closing up until September 15, 2005 to cover any net adjustments in favour of Purchaser pursuant to this Section 2 and the Accounting Adjustment Schedule. Upon the termination of such holdback period, Purchaser shall immediately pay to Vendor the Holdback Amount less any net adjustments mentioned above.

Adjustments to the Purchase Price pursuant to this Section 2.2 will be paid at the times specified in the Accounting Adjustment Schedule.

2.3 Closing Statement

No later than 5:00 p.m. on the day which is two Business Days before the Closing Date, Vendor shall deliver to Purchaser:

(a) the Interim Statement of Adjustments as required by Clause 4 of the Accounting Adjustment Schedule; and

(b) a statement setting out the total cash amount payable by Purchaser to Vendor on the Closing Date pursuant to Section 2.4;

(the "**Closing Statement**").

2.4 Closing Funds and Share Delivery

On the Closing Date, Purchaser shall pay to Vendor an amount equal to Vendor's Cash Portion:

(a) plus or minus, as the case may be, of an amount equal to Vendor's Accounting Adjustment Estimate;

(b) minus Vendor's Holdback Amount specified in Section 2.2.

In addition, on the Closing Date, Purchaser shall deliver to Vendor, a certificate for the Purchaser's Shares duly issued in the name of Vendor.

2.5 Purchaser's Shares

(a) With respect to the certificate representing the Purchaser's Shares to be issued to the Vendor at Closing:

 (i) Vendor acknowledges that such certificate shall have endorsed thereon the legend required by section 2.5(2)(3) of MI 45-102 Resale of Securities (the "Legend"); and

 (ii) Purchaser agrees that it will instruct the registrar and transfer agent for its common shares to remove the Legend for any share certificates which result from the transfer of the Shares by a Vendor to the shareholders of such Vendor provided that it receives a certificate from an officer of such Vendor stating that the aforesaid transfer is incidental to the bona fide dissolution and winding-up of such Vendor and an opinion from such Vendor's Counsel respecting same addressed to Purchaser and Computershare Trust Company of Canada.

2.6 Tax Returns and Filings

After Closing, Purchaser shall be responsible for, and shall cause Company to, prepare and file all Tax Returns of the Company in respect of the change of control at the Closing Date.

2.7 Interim Period

During the Interim Period, Vendor will maintain its interest in the Assets on the same basis as described in Article 8 of the Asset Purchase and Sale Agreement described in Schedule J and each of Vendor and Purchaser agree to be bound by the provisions of such Article 8, as though they were incorporated herein by reference as separate contractual obligations between Vendor and Purchaser.

ARTICLE 3
CLOSING

3.1 Closing

The Closing shall take place at 10:00 a.m. on the Closing Date at the offices of Purchaser's Counsel, 1400, 350 7th Avenue S.W., Calgary, Alberta, Canada.

ARTICLE 4
CONDITIONS TO THE CLOSING

4.1 Conditions Precedent to Closing of Purchaser

The obligation of Purchaser to purchase the Shares pursuant hereto is subject to the satisfaction at or prior to the Closing Date of the following conditions, which are for the exclusive benefit of Purchaser and may be waived by Purchaser:

(a) Representations: the representations and warranties made by Vendor in Section 6.1 hereof shall be true as of the Closing Date as if made on and as of such date (except for representations and warranties which refer to another date, which shall be true as of that date) and Vendor shall have provided to Purchaser a certificate of an officer of such Vendor certifying as to such matters on the Closing Date and Purchaser shall have no knowledge to the contrary;

(b) Opinion: Vendor shall have provided Purchaser with opinions of Vendor's Counsel dated the Closing Date and addressed to Purchaser and Purchaser's Counsel, to the effect that:

(i) Vendor is duly formed and validly existing as a corporation under the laws of the Province of Alberta and Vendor has full power and authority to enter into this Agreement and perform its obligations hereunder;

(ii) all necessary proceedings of Vendor have been taken to fully, validly and effectively authorize this Agreement and the transactions contemplated herein, the performance by Vendor of its obligations hereunder, and the execution and delivery by Vendor of this Agreement and all documents delivered pursuant hereto;

(iii) the execution and delivery by Vendor of this Agreement and all documents delivered pursuant hereto, the performance by Vendor of its obligations hereunder and thereunder and the consummation of the transactions contemplated herein and therein will not result in the breach of or violate any term or provision of any unanimous shareholder agreement which governs such Vendor; and

(iv) this Agreement has been, and the documents delivered pursuant hereto will be, duly executed and delivered by Vendor, and this Agreement is, and such other documents will be, valid and binding on Vendor and enforceable in accordance with their respective terms (subject to qualifications regarding the availability of equitable remedies and the general limitations in the enforcement of creditors' rights);

In giving such opinion, Vendor's Counsel may rely, in respect of matters governed by the laws of any jurisdiction other than the Province of Alberta or the laws of Canada applicable therein, upon the opinion of local counsel in such jurisdiction provided that Vendor's Counsel is of the opinion that the opinion of such local counsel is one upon which Vendor's Counsel may properly rely and, in respect of matters of fact, upon certificates of officers of a Vendor or any other appropriate persons acceptable to Purchaser's Counsel.

(c) No Material Change: there shall have been no material adverse change, financial or otherwise, in the assets, liabilities, business, operations, prospects, affairs, capital or financial condition of Vendor or any occurrences or circumstances which have resulted or might reasonably be expected to result in a material adverse change thereto (other than a change due to changes in general economic conditions (including commodity prices) applicable to corporations conducting

business similar to that of Vendor) except as have been previously disclosed to Purchaser prior to the date hereof;

(d) Obligations: all obligations of Vendor contained in this Agreement to be performed prior to or at Closing shall have been timely performed in all material respects;

(e) No Actions: no action or proceeding shall have been instituted or threatened by anyone before any court or governmental agency to obtain damages in respect of this Agreement or to restrain or prohibit the consummation of the transactions contemplated herein;

(f) Deliveries: all documents to be delivered by Vendor to Purchaser at Closing pursuant hereto shall have been delivered by Vendor to Purchaser at the time and in the form stipulated in this Agreement; and

(g) Prior Transaction: Vendor shall have completed the transaction it and any of its Affiliates are required to complete pursuant to the Prior Transaction as described and in the manner contemplated in Schedule J.

If any of the foregoing conditions has not been complied with or waived by Purchaser at or before the Closing Date, Purchaser may, in addition to any other remedies which it may have available to it, terminate its obligations to purchase the Shares by written notice to Vendor specifying what conditions have not been satisfied.

4.2 Conditions Precedent to Closing of Vendor

The obligation of Vendor to sell the Shares pursuant hereto is subject to the satisfaction at or prior to the Closing Date of the following conditions, which are for the exclusive benefit of Vendor and may be waived by Vendor:

(a) Representations: The representations and warranties made by Purchaser in Section 7.1 of this Agreement shall be true as of the Closing Date as if made on and as of such date (except for representations and warranties which refer to another date, which shall be true as of that date), Purchaser shall have provided to Vendor a certificate of an officer of Purchaser certifying as to such matters on the Closing Date and Purchaser shall have no actual knowledge to the contrary;

(b) Opinion: Purchaser shall have provided Vendor with opinions of Purchaser's Counsel dated the Closing Date and addressed to Vendor and Vendor' Counsel relating to the following matters:

(i) Purchaser is a corporation duly continued and validly existing under the laws of the Province of Alberta and has full power and authority to enter into this Agreement and perform its obligations hereunder;

(ii) all necessary corporate proceedings of Purchaser have been taken to fully, validly and effectively authorize this Agreement and the transactions contemplated herein, the performance by Purchaser of its obligations hereunder, and the execution an delivery by Purchaser of this Agreement and all documents delivered pursuant hereto;

(iii) the execution and delivery by Purchaser of this Agreement and all documents delivered pursuant hereto, the performance by Purchaser of its obligations hereunder and thereunder and the consummation of the transactions contemplated herein and therein

will not result in the breach of or violate any term or provision of the articles or by-laws of Purchaser;

(iv) this Agreement has been, and the documents delivered pursuant hereto will be, duly executed and delivered by Purchaser and this Agreement is, and such other documents will be, valid and binding on Purchaser and enforceable in accordance with their terms (subject to qualifications regarding the availability of equitable remedies and the general limitations on the enforcement of creditors' rights);

(v) the Purchaser's Shares issued pursuant to this Agreement have been conditionally allotted and will, when issued, be duly and validly issued as fully paid and non-assessable common shares of the Purchaser and such Purchaser's Shares have been conditionally approved for listing on the TSX subject to satisfaction of the conditions prescribed by such exchange;

(vi) the registration and prospectus exemption for the issuance of Purchaser's Shares; and

(vii) as to the authorized and issued capital of Purchaser immediately prior to the Closing Date.

In giving such opinion, Purchaser's Counsel may rely, in respect of matters governed by the laws of any jurisdiction other than the Province of Alberta or the laws of Canada applicable therein, upon the opinion of local counsel in such jurisdiction provided that Purchaser's Counsel is of the opinion that the opinion of such local counsel is one upon which Purchaser's Counsel may properly rely and, in respect of matters of fact, upon certificates of senior officers of Purchaser or any other appropriate persons acceptable to Vendor's Counsel;

(c) No Material Change: there shall have been no material adverse change, financial or otherwise, in the assets, liabilities, business, operations, prospects, affairs, capital or financial condition of Purchaser from that disclosed in the Purchaser's Financial Statements or any occurrences or circumstances which have resulted or might reasonably be expected to result in a material adverse change thereto (other than a change due to changes in general economic conditions (including commodity prices) applicable to corporations conducting business similar to that of Purchaser) except as disclosed in the Purchaser Public Documents prior to the date hereof or except as have been previously disclosed to Vendor prior to the date hereof;

(d) Obligations: all obligations of Purchaser contained in this Agreement to be performed prior to or at Closing shall have been timely performed in all material respects; and

(e) Payment and Deliveries: all amounts to be paid or documents to be delivered by Purchaser to Vendor at Closing pursuant hereto shall have been paid or delivered, as the case may be, to Vendor by Purchaser at the time and in the form stipulated in this Agreement.

If any of the foregoing conditions precedent has not been complied with, or waived by Vendor at or before the Closing Date, Vendor may, in addition to any other remedies which it may have available to them, terminate its obligations to sell the Shares to Purchaser by written notice to Purchaser specifying what conditions have not been satisfied.

4.3 Mutual Closing Conditions

The obligations of Purchaser and Vendor to complete the transactions contemplated herein are subject to fulfillment of the following conditions precedent on or before the Closing Date or such other time as is specified below:

(a) Concurrent Closings: The closings of the 4 Optimum-Rock transactions and the closing of the transactions between ELM Energy Corporation and Rock shall have concurrently occurred with this transaction;

(b) Approvals: The board of directors and the shareholders of Vendor shall have authorized the completion of the purchase of the Shares and all other transactions herein provided Neal Gledhill, Tom Brinkerhoff and related parties shall approve;

(c) No Action: There shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

(i) makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the transactions contemplated by this Agreement or any other transactions contemplated herein; or

(ii) results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein; and

(d) Consents: Vendor and Purchaser shall have obtained all consents, approvals and authorizations (including, without limitation, all stock exchange, securities commission and other regulatory approvals) required or necessary in connection with the transactions contemplated herein on terms and conditions reasonably satisfactory to Vendor and Purchaser.

The foregoing conditions are for the mutual benefit of Purchaser and Vendor and may be waived, in whole or in part, by Purchaser and Vendor together, at any time. If any of the said conditions precedent shall not be complied with or waived as aforesaid on or before the date required for the performance thereof, Purchaser and Vendor may, in addition to the other remedies it may have at law or in equity, rescind and terminate this Agreement by written notice to the other Party.

4.4 Satisfaction of Conditions Precedent

(a) Each Party shall proceed diligently and in good faith and use all reasonable efforts to satisfy the conditions precedent which are for its benefit or the mutual benefits of the Parties, and assist in the satisfaction of the conditions precedent which are for the benefit of the other Party, such that all such conditions precedent can be fulfilled and satisfied as soon as practicable.

(b) Upon Closing occurring, each such condition precedent shall be deemed to have been satisfied or waived.

ARTICLE 5
CLOSING DELIVERIES

5.1 Deliveries of Vendor at Closing

At Closing, if the conditions precedent contained in Section 4.2 are satisfied or are waived by Vendor, Vendor shall deliver or cause to be delivered to and in favour of Purchaser, against those deliveries required to be made by Purchaser on the Closing Date, the following:

(a) the certificates representing the Shares issued in the name of Vendor, duly endorsed for transfer or accompanied by a written instrument of transfer to Purchaser;

(b) the original minute book and corporate seal of Company;

(c) certificates of status from appropriate authorities, dated as of or about the Closing Date, as to the legal existence of Vendor and Company and qualification of Company to do business in Alberta;

(d) a fully executed copy of each contract described in the Prior Transaction Schedule;

(e) resignations of all directors of the Company;

(f) resignations of all officers of the Company;

(g) releases by the Company of those persons who have resigned as described in subsection 5.1(e) and (f) above in the form of Schedule F;

(h) a certified copy of resolutions of the shareholders and board of directors of Vendor authorizing the execution and delivery of this Agreement and the completion of the sale of the Shares and all other transactions herein;

(i) a certified copy of resolutions of the board of directors of Company authorizing the transfer of the Shares from Vendor to Purchaser as contemplated by this Agreement;

(j) an officer's certificate of Vendor in the form of Schedule D confirming the matters referred to in Section 6.1; and

(k) any and all other documents that are required to be delivered by Vendor to Purchaser pursuant hereto.

5.2 Deliveries of Purchaser at Closing

On the Closing Date, if the conditions precedent set forth in Section 4.1 are satisfied or are waived by Purchaser, Purchaser shall deliver or cause to be delivered to and in favour of Vendor, against those deliveries required to be made by Vendor on the Closing Date, the following:

(a) payment of the amount payable by Purchaser on the Closing Date as provided in Section 2.4, by certified cheque or bank draft;

(b) the certificates representing the Purchaser's Shares duly issued in the name of Vendor as described in Sections 2.4 and 2.5;

(c) certificates of status from appropriate authorities, dated as of or about the date of the Closing Date, as to the legal existence of Purchaser and qualification to do business in Alberta and other jurisdictions in which it does business;

(d) releases and discharges, executed by Purchaser and Company, of the President of Company in the form of Schedule G;

(e) a certified copy of resolutions of the board of directors of Purchaser authorizing the execution and delivery of this Agreement and the completion of the purchase of the Shares and all other transactions herein;

(f) all shareholder and director resolutions, and other corporate documents, required to appoint new directors and officers of the Company;

(g) an officer's certificate of Purchaser in the form of Schedule E confirming the matters referred to in Section 7.1; and

(h) any and all other documents that are required to be delivered by Purchaser to Vendor pursuant hereto.

5.3 Form of Deliveries at Closing

All deliveries under Sections 5.1 and 5.2, respectively, shall, except as otherwise stated, be in a form acceptable to the Party to whom such deliveries are intended to be delivered and their respective solicitors, acting reasonably.

ARTICLE 6
VENDOR'S REPRESENTATIONS AND WARRANTIES

6.1 Vendor's Representations and Warranties

Vendor represents and warrants to Purchaser that:

(a) Standing: Vendor and Company are each corporations duly formed and organized and validly existing under the laws of the jurisdiction of its organization and each of which is duly qualified under the jurisdictions in which it is required to be qualified in order for Vendor to own the Shares and for Company to own the Assets.

(b) No Conflict: The execution, delivery and performance of this Agreement, the consummation of the transactions herein and the fulfillment of and compliance with the terms and provisions hereof, do not and will not:

(i) result in the breach of or violate any term or provision of Vendor's or Company articles, by laws or other constating documents;

(ii) to Vendor's knowledge, conflict with, result in a breach of, constitute a default under, or prohibit the performance required by, any agreement, instrument, licence, permit or authority to which any of Vendor or Company is a party or by which any of Vendor or Company is bound or to which the Shares or any property of any of Vendor or Company is subject or result in the creation of any Encumbrance upon the Assets or the Shares under any such agreement, instrument, licence, permit or authority; or

(iii) to Vendor's knowledge, violate any judgment, decree, order or Regulations applicable to Vendor or Company, the Assets or the Shares.

(c) Authorization and Enforceability: This Agreement has been duly executed and delivered by Vendor and the endorsement of the certificates for the Shares or a written instrument of transfer relating thereto and all documents executed or delivered by Vendor or Company pursuant hereto or to be executed and delivered by Vendor or Company to Purchaser on the Closing Date or by Vendor thereafter shall be duly executed and delivered by Vendor and Company and this Agreement does, and such documents will, constitute legal and valid binding obligations of Vendor or Company that is a party to such document enforceable against such of Vendor or Company, as applicable, in accordance with their respective terms subject to limitations with respect to enforcement imposed by Regulations in connection with bankruptcy or similar proceedings and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought.

(d) Requisite Authority: Vendor has all requisite power and authority to enter into this Agreement and to perform its obligations under this Agreement and Vendor, in its capacity as a shareholder of Company, has authorized and taken all corporate action necessary to authorize the execution, delivery and performance of this Agreement and transactions herein all in accordance with this Agreement.

(e) Shares: The Shares are registered in the name of Vendor, are beneficially owned by Vendor, are validly issued, are outstanding as fully paid and non assessable and Vendor has good and marketable title thereto, subject to the by laws and articles of Company.

(f) No Encumbrances: Subject to the by laws and articles of Company, the Shares are free of any liens, pledges, voting trusts, proxies, adverse claims and other Encumbrances.

(g) Subsidiaries: As of the Closing Date, Company will have no subsidiaries and no other equity or ownership interests in any other corporation, partnership or trust.

(h) No Share Rights: Except pursuant to this Agreement, at the Closing Date, no Person will have any agreement or option or any right or privilege (whether by law, pre emptive right, by contract or otherwise) capable of becoming an agreement or option for the purchase from Vendor or Company of any of the Shares, or for the purchase, subscription, allotment or issuance of any of the unissued shares in the capital of, or securities of, Company.

(i) No Dividends: Since the Effective Date, Company has not declared, authorized, paid or made any dividend or other distribution to any shareholder thereof that would have effect after the Effective Date.

(j) Business of Company: Company has all requisite power and authority to carry on its business.

(k) Minute Books: The minute book and the share ledger of Company will be true and correct in all material respects and such minute book shall contain copies of all applicable meetings of the directors and shareholders of Company and all resolutions by consent of their respective directors and shareholders.

(l) No Liabilities: Company has no indebtedness for borrowed money or similar indebtedness that would be required to be shown as a liability on its balance sheet in accordance with GAAP.

(m) No Default: Company is not in default under and, to Vendor's knowledge, no condition exists that with notice or lapse of time or both would constitute a default under:

(i) any loan agreement, evidence of indebtedness, or instrument granting a Security Interest to which Company is a party or by which Company or any of their respective assets (including the Assets) are bound; or

(ii) any judgment, order or injunction of any court, arbitrator or Governmental Entity;

which default or potential default would, either singly or in the aggregate, reasonably be expected to have a material adverse effect.

(n) Litigation: Except as set forth in the Disclosure Schedule, as at the date hereof, neither Company nor Vendor has received notice of any actions, suits, proceedings or claims with respect to, or in any manner making a claim adverse to the ownership of, the Shares or the Assets or affecting the use or operation of the Assets, which if determined against Company would, individually or in the aggregate, have a material adverse effect, and to Vendor's knowledge, no such actions, suits, proceedings or claims are threatened or pending.

(o) Certain Contracts and Agreements: Company is not a party to any contract or agreement to merge or consolidate with any other Person, to acquire substantially all of the assets or shares of any other Person or to sell all or any material part of the Assets.

(p) Taxable Corporation: Company is a taxable Canadian corporation within the meaning of the Tax Act.

(q) Taxes: As of the date hereof:

(i) there are no assessments, reassessments, suits or claims now subsisting against the Company in respect of Taxes paid or payable affecting the business carried on by Company;

(ii) there are no matters that are the subject of any agreement with any Governmental Entity relating to claims for additional Taxes that affect the business of the Company, nor are any such matters under discussion with such Governmental Entities; and

(iii) there are no agreements, waivers or other arrangements providing for an extension of time with respect to the assessments or reassessment of any Tax or the filing of any Tax Returns by, or the payment of any Tax by, or levy of any governmental charge against the Company.

(r) No Fees: Vendor has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder's fees, agent's commission or other similar forms of compensation with respect to the transactions herein for which Company or Purchaser shall have any obligation or liability whatsoever.

(s) Information: Vendor has not, prior to the date of this Agreement, intentionally withheld any material information and data in Vendor's possession or control that pertains to the Shares and the Company's interest in the Assets or rights derived therefrom.

(t) No Employees: The Company does not have any employees and is not liable to any former employee for any unpaid payments or benefits.

(u) Residency: Neither Vendor nor Company are non-residents of Canada for the purposes of the Tax Act.

(v) Title to Assets: Except for or pursuant to Permitted Encumbrances, the Assets will be at the Closing Date free and clear of any Encumbrance of any kind or character whatsoever created by, through or under Vendor or the Company.

(w) Asset Purchase and Sale Agreement described in Schedule J: The representations and warranties provided by Vendor in Article 6.1 of the Asset Purchase and Sale Agreement described in Schedule J are hereby reaffirmed.

6.2 Disclaimer

Vendor make no representations or warranties (whether in contract or in tort) except as expressly set forth in Section 6.1 and, in particular, and without limitation, Vendor hereby expressly negate any representations or warranties with respect to:

(a) any data or information supplied by Vendor or Company to Purchaser or its Representatives;

(b) the quality, quantity or recoverability of Petroleum Substances within or under the Lands or any lands pooled or unitized therewith;

(c) the value of the Assets or the future cash flow therefrom; or

(d) the quality, condition, fitness or merchantability of any tangible depreciable equipment or property, interests in which are comprised in the Assets.

Except as expressly set forth in Section 6.1, Purchaser acknowledges and confirms that it has not relied on any data, information or advice from Vendor with respect to any or all of the matters specifically enumerated in this paragraph in connection with the purchase hereto. Purchaser confirms that it has not relied on any covenants, representations or warranties outside this Agreement.

Vendor expressly negates and disclaims, and shall not be liable for, any representation or warranty that may have been made or alleged to be made in any other document or instrument in connection herewith or in any statement or information made or communicated to Purchaser in any manner (including reserve reports, engineering reports, Environmental assessments and any opinion, information or advice that may have been provided by Vendor or the Company, or any officer, employee, agent, solicitor, accountant, consultant, professional advisor or Representative of Vendor or the Company).

6.3 Claims

Purchaser shall not have any claim whatsoever against Vendor or its Representatives or their respective successors or assigns pursuant to or based in any way upon any of the representations and warranties set forth in Section 6.1 otherwise than pursuant to the Accounting Adjustment Schedule, the Holdback Amount, Section 9.1(b) and in accordance with and subject to Sections 9.3 to 9.5 inclusive.

6.4 No Merger

The representations and warranties of Vendor set forth in Section 6.1 shall survive Closing and continue in full force and effect until the end of the Survival Period (except for the representations set forth in Sections 6.1(p) and (q), which shall continue in full force and effect until the expiration of the period in which assessments or reassessments for Taxes relating to all Tax periods beginning before the Closing Date may be made as provided in the Regulations) and not be merged in any conveyances or other documents provided pursuant to this Agreement.

ARTICLE 7
PURCHASER'S REPRESENTATIONS AND WARRANTIES

7.1 Purchaser's Representations and Warranties

Purchaser represents and warrants to Vendor that:

(a) Standing: Purchaser is a corporation duly formed and organized and validly existing under the laws of the jurisdiction of its organization and is duly qualified under the laws of those jurisdictions in which it is required to be qualified to do business;

(b) No Conflict: The execution, delivery and performance of this Agreement, the consummation of the transactions herein and the fulfillment of and compliance with the terms and provisions hereof, do not and will not:

  (i) result in the breach of or violate any term or provision of Purchaser's articles, by laws or other constating documents;

  (ii) to Purchaser's knowledge, conflict with, result in a breach of, constitute a default under, or prohibit the performance required by, any agreement, instrument, licence, permit or authority to which Purchaser is a party or by which Purchaser is bound; or

  (iii) to Purchaser's knowledge, violate any judgment, decree, order or Regulations applicable to Purchaser;

(c) Authorization and Enforceability: This Agreement has been duly executed and delivered by Purchaser and all documents executed or delivered by Purchaser pursuant hereto or to be executed and delivered by Purchaser to Vendor or Company on the Closing Date or by Purchaser or Company thereafter shall be duly executed and delivered by Purchaser or Company, and this Agreement does, and such documents will, constitute legal and valid binding obligations of Purchaser and Company enforceable against Purchaser and Company in accordance with their respective terms subject to limitations with respect to enforcement imposed by Regulations in connection with bankruptcy or similar proceedings and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought;

(d) Requisite Authority: Purchaser has all requisite power and authority to enter into this Agreement and to perform its obligations under this Agreement and has authorized and taken all necessary actions to authorize the execution, delivery and performance of this Agreement and the transactions herein all in accordance with this Agreement;

(e) No Fees: Purchaser has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder's fees, agent's commission or other similar forms of compensation with respect to the transactions herein for which Vendor shall have any obligation or liability whatsoever;

(f) Purchase Price: Purchaser either now has or will have at Closing all money that Purchaser will need to pay to Vendor upon Closing or Purchaser has a contractual right to receive all money that Purchaser will need to pay to Vendor and such money will be available to Purchaser for payment to Vendor at Closing;

(g) Acting as Principal: Purchaser is acquiring the Shares as principal and will acquire on its own behalf all of the Shares on the Closing Date;

(h) No Authorizations: No authorization or approval or other action by, and no notice to or filing with, any Governmental Agency is required for the due execution, delivery and performance by Purchaser of this Agreement, other than authorizations, approvals or exemptions previously obtained and currently in force;

(i) Authorized and Issued Shares: the Shares issued to Vendor pursuant hereto shall be duly and validly issued and be fully paid and non-assessable common shares in the share capital of Purchaser;

(j) Funds Available: Purchaser has the financial resources available to it to enable it to pay the Cash Portion of the Base Purchase Price and all other amounts due from Purchaser hereunder at Closing;

(k) Residency: Purchaser is a Canadian for the purposes of the *Investment Canada Act*, R.S.C. 1985, c. 28 (1st Supp.);

(l) Business of Purchaser: Purchaser has all requisite power and authority to carry on its business;

(m) Purchaser's Shares: The Purchaser's Shares at Closing will be validly issued by Purchaser to Vendor in accordance with the by laws and articles of Purchaser, will be fully paid and non assessable and Vendor shall have good and marketable title thereto, free of any liens, pledges, voting trusts, proxies, adverse claims and other Encumbrances;

(n) Qualification: Purchaser is duly qualified to carry on business in each jurisdiction in which the nature of its business or the property or assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified will not have a material adverse effect on the business, assets, properties, condition (financial or otherwise), results of operations or prospects of the Purchaser, taken as a whole;

(o) Compliance with Law: To Purchaser's knowledge, Purchaser and each of its subsidiaries and partnerships has complied with and is in compliance with all laws or regulations applicable to the operation of its business, including all Applicable Laws, except where failure to do so would not have a material adverse effect on the business, assets, properties, condition (financial or otherwise), results of operations or prospects of Purchaser, taken as a whole, and Purchaser and each of its subsidiaries and partnerships has all licenses, permits, orders or approvals of, and has made all required registrations with, any government or regulatory body that are material to the conduct of its business;

(p) Authorized Capital: the authorized capital of Purchaser consists of an unlimited number of common shares and 300,000,000 preference shares of which as at the date hereof, only 9,259,453 common shares are issued and outstanding, all of which are issued as fully paid and non-assessable;

(q) Options and Similar Rights: no person has any agreement, option, right or privilege (including, without limitation, whether by law, pre-emptive right, contract or otherwise) to purchase, subscribe for, convert into, exchange for or otherwise require the issuance of, nor any agreement, option, right or privilege capable of becoming any such agreement, option, right or privilege, any of the unissued shares or other securities of Purchaser except as pursuant to Purchaser's authorized stock option plan;

(r) Minute Books: the minute books of Purchaser are true and correct in all material respects and contain the minutes of all meetings and all resolutions of the directors and shareholders thereof;

(s) Securities Orders: no securities commission or similar regulatory authority has issued any order preventing or suspending trading of any securities of Purchaser, and Purchaser is not in default of any requirement of Applicable Laws;

(t) Public Documents: the information and statements set forth in the Purchaser Public Documents were true, correct and complete and did not contain any material misrepresentations, as of their respective dates, no material change has occurred in relation to Purchaser which is not disclosed in such public record, and Purchaser has not filed any confidential material change reports which continue to be confidential; and

(u) Reporting Issuer: Purchaser is a "reporting issuer" or has equivalent status in each of the provinces of British Columbia, Alberta, Saskatchewan, Ontario, Quebec and Nova Scotia, and its common shares are listed on the TSX, and Purchaser has not been notified of any default or alleged default by Purchaser of any requirement of securities and corporate laws, regulations, orders, notices and policies which remains outstanding.

7.2 Claims

Vendor shall not have any claim whatsoever against Purchaser or its Representatives or any of their respective successors or assigns pursuant to or based in any way upon any of the representations and warranties set forth in Section 7.1 otherwise than pursuant to Section 9.2(b) and pursuant to Sections 9.3 to 9.5 inclusive.

7.3 No Merger

The representations and warranties of Purchaser set forth in Section 7.1 shall survive Closing and continue in full force and effect until the end of the Survival Period and not be merged in any conveyances or other documents provided pursuant to this Agreement.

ARTICLE 8
INFORMATION

8.1 Access to Information

Until the Closing Date, each Party may, upon reasonable notice to the other and subject to contractual restrictions relative to disclosure, have access during business hours to the Title and Operating

Documents, books, accounts, records, minute books, Tax Returns, Tax receipts, filings, maps, documents, files, information and materials relating to the Assets or the Company or the Purchaser, and may obtain and copy information in respect of matters arising or relating to any period of time to and including the Closing Date, if copies of such records or if the information derived from such access would be reasonably required by requesting Party or its Affiliates.

ARTICLE 9
LIABILITIES AND INDEMNITIES

9.1 Indemnification by Vendor

After the Closing, subject to all other provisions of this Article 9, Vendor shall be liable for, and shall indemnify, defend and save harmless Purchaser, Company and their Representatives from and against any and all Losses and Liabilities suffered or incurred by any of them:

(a) as a direct result of the breach of any covenant or agreement of Vendor contained in this Agreement; or

(b) subject to Sections 6.2, 6.3 and 6.4, as a direct result of any breach of a representation or warranty of Vendor set forth in Section 6.1.

9.2 Indemnification by Purchaser

After the Closing, subject to all other provisions of this Article 9, Purchaser shall be liable for and shall indemnify, defend and save harmless Vendor and its successors and permitted assigns and their Representatives of each of them from and against any and all Losses and Liabilities suffered or incurred by any of them:

(a) as a direct result of the breach of any covenant or agreement of Purchaser contained in this Agreement; or

(b) subject to Sections 7.2 and 7.3, as a direct result of any breach of a representation or warranty of Purchaser set forth in Section 7.1.

9.3 Indemnification Procedure

The following procedures shall apply in connection with any claim for indemnification under Sections 9.1 or 9.2 in respect to a claim by a Third Party:

(a) If a Party claiming indemnification hereunder (the "**indemnified Party**") receives notice of the commencement or assertion against it of any claim made by a Third Party, or otherwise becomes aware of the basis for any claim it may have hereunder, in either case for which it seeks or intends to seek indemnification, the indemnified Party shall give the Party from which it seeks or intends to seek indemnification (the "**indemnifying Party**") reasonably prompt written notice thereof. Such notice to the indemnifying Party shall describe such claim in reasonable detail. The indemnifying Party shall have the right to participate in or to elect to assume the defence of any such Third Party claim at the indemnifying Party's own expense and by such indemnifying Party's own counsel, and the indemnified Party shall co operate in good faith in such defence. The indemnified Party shall have the right to participate in the defence of any such Third Party claim, assisted by counsel of its own choosing and if representation of the indemnified Party and the indemnifying Party by the same counsel would be inappropriate due to conflicting interests of the

two Parties (including claims that would be partially excluded from indemnification by virtue of another provision of this Article 9), the indemnifying Party shall also be responsible for the separate legal costs incurred by the indemnified Party. No indemnified Party shall have the right to settle or compromise, or propose to settle or compromise, any such third party claim without the consent of the indemnifying Party except as permitted in the next following paragraph.

If the indemnifying Party fails to respond to any such notice within 15 days of receipt of such notice or if the indemnifying Party refuses to or fails to defend such Third Party claim, then the indemnified Party shall be entitled to defend such claim in any manner as determined by the indemnified Party, acting reasonably, in which event, the indemnifying Party will be responsible for the indemnified Party's legal costs in that regard and the indemnified Party will be entitled to settle or compromise the Third Party claim provided it acts reasonably in that regard.

(b) Any claim for indemnification by an indemnified Party shall be asserted by giving the indemnifying Party written notice thereof in accordance with the terms hereof. Such notice to the indemnifying Party shall describe such claim in reasonable detail.

9.4 General Limitation on Liability

The indemnities provided in Sections 9.1 and 9.2 (whether in respect of a Third Party claim or direct damages suffered by a Party or its Representatives or otherwise) shall not apply to the extent that the Losses and Liabilities are reimbursed by insurance or are caused by the gross negligence, wilful default or wilful misconduct of the Party claiming indemnity or any of such Party's Representatives.

9.5 Limitations and Exclusions

(a) Notwithstanding anything herein to the contrary, neither Party nor any of such Party's Representatives shall have any liability or obligation to indemnify the other Party or its Representatives in respect of any breach of any representation, warranty, covenant or any indemnity herein or hereunder or in any document delivered pursuant hereto in respect of any individual matter unless the Losses and Liabilities suffered or incurred by the claiming Party (or its Representatives) in respect of such individual matter exceeds $50,000, and the indemnifying party shall be liable to the claiming party for all such Losses and Liabilities. For clarity such $50,000 amount shall be a threshold and not a deductible.

(b) Notwithstanding herein anything to the contrary, no Party or its Representatives shall have any liability to the other Party or its Representatives hereunder in respect of any Losses and Liabilities that consist of indirect, special, consequential or punitive damages.

ARTICLE 10
NOTICE

10.1 Service of Notice

All notices, requests, consents, waivers and other communications required or permitted hereunder or with respect to this Agreement shall be in writing and shall be deemed to have been properly served: (a) when delivered if delivered personally (including by courier); (b) on the Business Day after mailing if sent by a nationally recognized overnight delivery service that maintains records of the time, place and recipient of delivery; or (c) upon receipt of a confirmed transmission, if sent by facsimile transmission prior to 4:00 p.m. on a Business Day, otherwise on the next ensuing Business Day, in each case to a Party at its addresses set forth in Section 10.2.

10.2 Addresses for Notice

The address for service of notice of each of the Parties shall be as follows:

Purchaser:

Rock Energy Inc.
Suite 1750 Watermark Tower
530 – 8th Avenue S.W.
Calgary, Alberta T2P 3S8

Telephone No: (403) 218-4380
Facsimile No: (403) 234-0598

Attention: President

Vendor:

ELM Energy Corporation
200, 118 - 8th Avenue S.W.
Calgary, AB T2P 1B3

Attention: Neal Gledhil
Facsimile: (403) 266-6809

10.3 Right to Change Addresses

Any Party may change its addresses for service by notice to the other Party, and such changed address for service thereafter shall be effective for all purposes of this Agreement.

ARTICLE 11
MISCELLANEOUS

11.1 Continuing Agreement

After Closing, the covenants and agreements contained in this Agreement shall continue in effect until performed and discharged except to the extent the continued effectiveness or enforceability of any such agreement or covenant is limited in duration by any Survival Period or other specific provision stated herein.

11.2 Further Assurances

Each Party will, from time to time and at all times after Closing, without further consideration, do such further acts and deliver all such further assurances, deeds and documents as shall be reasonably required in order to fully perform and carry out the terms of this Agreement.

11.3 No Merger

Subject to the limitations set forth herein, the covenants, representations, warranties and indemnities contained in this Agreement shall survive Closing and shall not merge in any assignments, conveyances,

transfers or other documents executed and delivered at or after Closing, notwithstanding any rule of law, equity or statute to the contrary and such rules are hereby waived.

11.4 Entire Agreement

This Agreement supersedes all other written agreements that predate this Agreement, as well as any verbal understanding among the Parties relating to the subject matter hereof.

11.5 Non-Applicability of *Contra Proferentum*

The Parties acknowledge that they participated equally in the negotiation and preparation of this Agreement. Any legal rule of construction that would cause this Agreement to be construed against the Party that assumed primary responsibility for drafting this Agreement because of that role will not apply to this Agreement.

11.6 Governing Law

This Agreement shall be subject to and interpreted, construed and enforced in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated as a contract made in the Province of Alberta. The Parties irrevocably attorn and submit to the jurisdiction of the courts of the Province of Alberta and courts of appeal therefrom in respect of all matters arising out of this Agreement.

11.7 Assignment

Neither Party may assign any of its interests in or under this Agreement prior to the Closing Date without the prior consent of the other Parties, which consent may be unreasonably withheld.

11.8 Enurement

This Agreement shall be binding upon and shall enure to the benefit of the Parties and their respective administrators, trustees, receivers successors and permitted assigns.

11.9 Time of Essence

Time shall be of the essence in this Agreement.

11.10 Invalidity of Provisions

In case any of the provisions of this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality or enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

11.11 Waiver

No waiver by any Party of any breach (whether actual or anticipated) of any of the terms, conditions, representations or warranties contained herein shall take effect or be binding upon that Party unless the waiver is expressed in writing under the authority of that Party. Any waiver so given shall extend only to the particular breach so waived and shall not limit or affect any rights with respect to any other or future breach.

11.12 Remedies Generally

No failure on the part of any Party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or remedy preclude any other or further exercise thereof or the exercise of any other right or remedy in law or in equity or by statute or otherwise conferred.

11.13 Amendment

This Agreement shall not be varied in its terms or amended by oral agreement or by representations or otherwise other than by an instrument in writing dated subsequent to the date hereof, executed by a duly authorized representative of each Party.

11.14 Public Announcements

Until Closing has occurred, no Party shall release any information concerning this Agreement and the transactions herein provided for without the prior written consent of the other Party, which consent shall not be unreasonably withheld. Nothing contained herein shall prevent a Party at any time from furnishing information to any Governmental Entity (including applicable recognized stock exchanges and securities commissions), or to the public if required by applicable law, provided that the Parties shall advise each other in advance of any public statement which they propose to make.

11.15 Subrogation

The assignment and conveyance effected by this Agreement is made with full right of substitution and subrogation of Purchaser in and to all covenants, representations, warranties and indemnities previously given or made by others in respect of the Shares and Assets or any part or portion thereof.

11.16 Counterparts

This Agreement may be executed in counterpart and provided by facsimile and all executed counterparts provided by facsimile or otherwise together shall constitute one agreement.

IN WITNESS WHEREOF the Parties have duly executed this Agreement as of the date first above written.

ELM ENERGY CORPORATION

Per: ______________________

Name: NEAL GLEDHILL
Title: PRESIDENT

ROCK ENERGY INC.

Per: ______________________

Name: ALLEN BEY
Title: PRESIDENT

ASSET PURCHASE AND SALE AGREEMENT

NAVARONE ENERGY CORPORATION

(as Vendor)

- and -

ROCK ENERGY INC.

(as Purchaser)

DATED AS OF MARCH 14, 2005

TABLE OF CONTENTS

SCHEDULES:

ASSET PURCHASE AND SALE AGREEMENT

THIS AGREEMENT made as of the 14th day of March, 2005,

BETWEEN:

NAVARONE ENERGY CORPORATION, a corporation incorporated pursuant to the laws of Alberta (hereinafter referred to as "Vendor")

- and -

ROCK ENERGY INC., a corporation incorporated pursuant to the laws of Alberta (hereinafter referred to as "Purchaser")

WHEREAS Vendor wishes to sell the Assets and Purchaser wishes to purchase the Assets subject to and in accordance with the terms and conditions hereof;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and the mutual covenants and agreements hereinafter set forth, the Parties agree and covenant as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, including the recitals and the Schedules:

(a) "**Abandonment and Reclamation Obligations**" means all obligations to abandon the Wells and restore and reclaim the sites thereof, to decommission and remove the facilities and equipment comprised in the Tangibles and restore and reclaim the sites thereof and to reclaim and restore the lands to which the Surface Rights relate, including such obligations relating to Wells that were abandoned prior to the Effective Time;

(b) "**AFEs**" means the authorities for expenditure, if any, set forth in Schedule E;

(c) "**this Agreement**", " **herein**", "**hereto**", "**hereof**" and similar expressions refer to this Agreement of Purchase and Sale as amended from time to time;

(d) "**Aggregate Assets**" means all oil and gas properties held by ELM Energy Management Ltd. as drilling manager for itself and for other parties involved in concurrent transactions with Purchaser;

(e) "**Applicable Laws**" means applicable corporate and securities laws, regulations and rules, all policies thereunder and rules of applicable stock exchanges;

(f) "**Assets**" means the Petroleum and Natural Gas Rights, the Tangibles and the Miscellaneous Interests;

(g) "**Base Purchase Price**" means $•, subject to adjustment as provided herein;

(h) "**Business Day**" means any day which is not a Saturday, Sunday or statutory holiday in Calgary, Alberta;

(i) "**Closing**" means the transfer of legal and beneficial ownership of the Assets from Vendor to Purchaser and the completion of other matters incidental thereto as herein provided for;

(j) "**Closing Date**" means the later of (i) April 7, 2005 and (ii) the date which is one Business Day after Rock Energy Inc. has received regulatory approval to issue the Rock Energy Inc. shares pursuant to this Agreement, provided the Closing Date shall not be later than April 15, 2005;

(k) "**Closing Time**" means 10:00 a.m. Calgary time on the Closing Date, or such other time as mutually agreed to by the Parties;

(l) "**Consideration**" has the meaning ascribed thereto in Section 2.1;

(m) "**Data**" means all records, data and information owned by Vendor including Seismic Data directly relating to the Petroleum and Natural Gas Rights or the Tangibles, including well files, lease files, agreement files and production records (including the Title and Operating Documents);

(n) "**Effective Time**" means 12:01 a.m., Calgary time, on the 1st day of January, 2005;

(o) "**Environmental Liabilities**" means all environmental liabilities that relate to the Assets or that arise in connection with the ownership thereof or operations pertaining thereto, including, without limitation, liabilities related to or arising from:

    (i) transportation, storage, use or disposal of toxic or hazardous substances;

    (ii) release, spill, escape or emission of toxic or hazardous substances; or

    (iii) pollution or contamination of or damage to the environment;

including, without limitation, liabilities to compensate Third Parties for damages and losses resulting from the items described in items (i), (ii) and (iii) above (including, without limitation, damage to property, personal injury and death) and obligations to take action to prevent or rectify damage to or otherwise protect the environment and, for purposes of this Agreement, "the environment" includes , without limitation, the air, the surface and subsurface of the earth, bodies of water (including, without limitation, rivers, streams, lakes and aquifers) and plant, human and animal life;

(p) "**GST**" means the goods and services tax payable pursuant to the GST Legislation;

(q) "**GST Legislation**" means the *Excise Tax Act*, 1980 RSC, c. E-15, as amended and the regulations thereunder; .

(r) "**General Conveyance**" means the general conveyance in the form of Schedule "F";

(s) "**Interim Period**" means the period between the Effective Time and the Closing Date;

(t) "**Lands**" means the Petroleum Substances within, under or upon the lands described in the Land Schedule, subject to the restrictions and exclusions set forth therein as to Petroleum Substances and geological formations, and any other interests in oil and gas properties legally or beneficially owned by Vendor;

(u) "**Land Schedule**" means Schedule "A";

(v) "**Leases**" means the leases, licenses, permits and similar documents of title described in the Land Schedule by virtue of which the holder thereof is entitled to drill for, win, take, own or remove Petroleum Substances within, upon or under the Lands and includes, if applicable, all renewals and extensions of such documents and all documents issued in substitution therefore;

(w) "**Losses and Liabilities**" means, in relation to a Party, losses, costs, damages and expenses which such Party suffers, sustains, pays or incurs including legal fees on a "solicitor and his own client" basis;

(x) "**Miscellaneous Interests**" means Vendor's interests in all property, assets, interests and rights (other than the Petroleum and Natural Gas Rights and the Tangibles) directly related to the Petroleum and Natural Gas Rights or the Tangibles but only to the extent such property, assets, interests and rights are directly related to Petroleum and Natural Gas Rights or the Tangibles, including without limitation any and all of the following:

(i) contracts and agreements directly related to the Petroleum and Natural Gas Rights or the Tangibles including, without limitation, the Title and Operating Documents;

(ii) the Surface Rights;

(iii) the Data; and

(iv) the Wells, including well bores and casing,

but specifically excludes (a) Petroleum Substances produced prior to the Effective Time and (b) accounts receivable accruing prior to the Effective Time;

(y) "**Parties**" means the parties to this Agreement and "Party" means any one of them;

(z) "**Permitted Encumbrances**" means:

(i) liens for taxes, assessments and governmental charges for which payment is not due;

(ii) liens incurred or created in the ordinary course of business as security in favour of the person who is conducting the development or operation of the property to which such liens relate for Vendor's proportionate share of costs and expenses of such development or operation for which payment is not due;

(iii) mechanics', builders' and materialmen's liens in respect of services rendered or goods supplied for which payment is not due;

(iv) easements, rights of way, servitudes and other similar rights in land (including, without limitation, rights of way and servitudes for roads; railways; sewers; drains; gas and oil pipelines; gas and water mains and electric light, power, telephone, telegraph and cable television conduits, poles, wires and cables);

(v) the right reserved to or vested in any municipality or government or other public authority by the terms of any lease, license, franchise, grant or permit or by any statutory

provision, to terminate any such lease, license, franchise, grant or permit or to require annual or other periodic payments as a condition of the continuance thereof;

(vi) rights of general application reserved to or vested in any governmental authority to levy taxes on Petroleum Substances or any of them or the income therefrom, and governmental requirements and limitations of general application;

(vii) royalty burdens, liens, adverse claims, penalties, reductions in interests and other encumbrances set out (A) in the Land Schedule or (B) in the Title and Operating Documents to the extent that they would constitute Permitted Encumbrances under section 1.1(z)(i) to (vi) and (viii); and

(viii) the reservations, limitations, provisions and conditions in any original grants from the Crown or freehold lessors of any of the Lands or interests therein and statutory exceptions to title;

(aa) "**Petroleum and Natural Gas Rights**" means (i) all of the interest of Vendor in the Leases (to the extent they pertain to the Lands) including, without limitation, the interests that are attributed to Vendor in the Land Schedule, (ii) the fee simple interests (if any) in mines and minerals in the Lands attributed to Vendor in the Land Schedule, and (iii) all of the interest of Vendor (if any) in royalties, net profits interests and similar interests including, without limitation, the interests attributed to Vendor in the Land Schedule;

(bb) "**Petroleum Substances**" means crude oil, petroleum, natural gas, natural gas liquids, coalbed methane and other related hydrocarbons (except coal) and any and all other substances (including sulphur), whether liquid, solid or gaseous and whether hydrocarbons or not, produced in association therewith, the rights to which are granted pursuant to the Leases;

(cc) "**Prime Rate**" means the rate of interest, expressed as a rate per annum, designated by the main branch in Calgary of the Royal Bank of Canada, as the reference rate used by it to determine rates of interest charged by it on Canadian dollar commercial loans made in Canada and which is announced by such bank, from time to time, as its prime rate, provided that whenever such bank announces a change in such reference rate, the "Prime Rate" shall correspondingly change effective on the date the change in such reference rate is effective;

(dd) "**Purchaser's Counsel**" means Burnet Duckworth Palmer LLP;

(ee) "**Purchaser's Financial Statements**" means the audited financial statements of the Purchaser for the year ended March 31, 2004 and the draft unaudited financial statements for the period ended December 31, 2004;

(ff) "**Purchaser GLJ Reserve Report**" means the reserve report effective December 31, 2004 prepared by GLJ on the petroleum and natural gas reserves of the Purchaser;

(gg) "**Purchaser Public Documents**" means all documents or information filed by or on behalf of Purchaser in compliance or intended compliance with Applicable Laws;

(hh) "**Right of First Refusal**" means a right of first refusal, preemptive right of purchase or similar right whereby a Third Party has the right to acquire or purchase a portion of the Assets as a consequence of Vendor having agreed to sell the Assets to Purchaser in accordance herewith;

(ii) **"Sale, Processing and Transportation Agreements"** means agreements for the sale of Petroleum Substances produced from the Lands or lands pooled or unitized therewith and agreements providing for the gathering, transportation, compression, processing, treatment or storage of Petroleum Substances produced from the Lands or lands pooled or unitized therewith, if any, set out in Schedule "C";

(jj) **"Seismic Data"** means seismic data owned by the Vendor, including surveyors' ground elevation records, shot point maps, drillers' logs, shooters' records, seismograph records, seismograph magnetic tapes, monitor records, field records and record sections, excluding maps and interpretations made therefrom;

(kk) **"Shares"** means zero common shares in the capital of the Purchaser;

(ll) **"Specific Conveyances"** means all conveyances, assignments, transfers, novations and other documents or instruments that are reasonably required or desirable, in accordance with normal oil and gas industry practices, to convey, assign and transfer the Assets to Purchaser and to novate Purchaser into the Title and Operating Documents in the place and stead of Vendor with respect to the Assets;

(mm) **"Surface Rights"** means all rights to use or occupy the surface of lands (including, but not limited to, the Lands) which are used or held for use in connection with the Petroleum and Natural Gas Rights or the Tangibles, including rights to enter upon and occupy the surface of lands on which the Tangibles and the Wells are located and rights to use the surface of lands to gain access thereto;

(nn) **"Take or Pay Obligations"** means take or pay and similar obligations related to the Assets arising after the Effective Time as a result of payments made prior to the Effective Time by or on behalf of buyers of Petroleum Substances in lieu of or in satisfaction of their obligations to buy Petroleum Substances, including obligations to sell or deliver Petroleum Substances or any of them to a Third Party after the Effective Time without being entitled in due course to receive and retain full payment for such Petroleum Substances and obligations to repay such payments and\or interest thereon;

(oo) **"Tangibles"** means the interests of Vendor that are directly related to the Petroleum and Natural Gas Rights in all other tangible depreciable property and assets used or intended to be used in producing, processing, gathering, treating, storing, measuring or injecting Petroleum Substances or any of them from the Lands or lands pooled or unitized therewith or in connection with water injection or removal operations that pertain to the Petroleum and Natural Gas Rights, including, without limitation, all Wells, gas plants, oil batteries, production equipment, pipelines, pipeline connections, meters, dehydrators, motors, compressors, treaters, dehydrators, scrubbers, separators, pumps, tanks, boilers, inventory, and communication equipment;

(pp) **"Third Party"** means any partnership, corporation, trust, unincorporated organization, union, government, governmental department or agency, individual or any heir, executor, administrator or other legal representative of an individual other than a Party;

(qq) **"Title and Operating Documents"** means, to the extent directly related to the Petroleum and Natural Gas Rights or the Tangibles, (i) the Leases, (ii) assignments, trust declarations, operating agreements, royalty agreements, overriding royalty agreements, gross overriding agreements, participation agreements, farm-in agreements, sale and purchase agreements, pooling agreements, common stream agreements, easements, surface leases and pipeline crossing agreements, (iii)

Sale, Processing and Transportation Agreements; (iv) agreements for construction, ownership and operation of gas plants, gas gathering systems and other facilities, (v) permits, licenses and approvals and (vi) other agreements which relate to the Petroleum and Natural Gas Rights or the Tangibles or the ownership, operation or exploitation thereof;

(rr) "**TSX**" means the Toronto Stock Exchange;

(ss) "**Vendor's Counsel**" means Bennett Jones LLP, 4500 Bankers Hall East, 855 2nd Street S.W., Calgary, Alberta, T2P 4K7;

(tt) "**Vendor Financial Statements**" means the audited property financial statements of Vendor relating to the Assets for the three year period ended December 31, 2004 to be provided by Vendor, to the extent reasonably possible, within 30 days of Closing;

(uu) "**Vendor GLJ Reserve Report**" means the reserve report effective December 31, 2004 prepared by GLJ on the petroleum and natural gas reserves of the Vendor; and

(vv) "**Wells**" means all wells (including without limitation producing, shut-in, suspended, capped, abandoned, injection and disposal wells) located on the Lands or lands pooled or unitized therewith.

1.2 Article, Section and Schedule References

Except as otherwise expressly provided, a reference in this Agreement to an "Article", "section", "subsection", "paragraph" or "Schedule" is a reference to an Article, Section, subsection, paragraph or schedule of or to this Agreement.

1.3 Interpretation Not Affected by Headings

The headings in this Agreement are for convenience only and shall not affect the construction or interpretation of this Agreement.

1.4 Included Words

When the context reasonably permits, words suggesting the singular shall be construed as suggesting the plural and vice versa, and words suggesting one gender shall be construed as suggesting other genders.

1.5 Schedules

The following Schedules are attached to and form a part of this Agreement:

Schedule "A" - Land Schedule
Schedule "B" - Intentionally left blank
Schedule "C" - Sale, Processing and Transportation Agreements
Schedule "D" - Lawsuits and Claims
Schedule "E" - Authorizations for Expenditure
Schedule "F" - General Conveyance
Schedule "G" - Officer's Certificate of Vendor
Schedule "H" - Officer's Certificate of Purchaser

Wherever any term or condition, express or implied, of such Schedules conflicts or is at variance with any term or condition in the body of this Agreement, such term or condition in the body of this Agreement shall prevail.

1.6 Currency

All currency references herein shall refer to Canadian dollars.

1.7 Knowledge

Where in this Agreement a Party makes a representation or warranty on the basis of knowledge or awareness of such Party, such knowledge or awareness consists only of the actual knowledge or awareness of the officers of such Party without further inquiry.

ARTICLE 2
PURCHASE AND SALE

2.1 Purchase and Sale

Upon the terms and subject to the conditions of this Agreement, Purchaser hereby agrees to purchase the Assets from Vendor and Vendor hereby agrees to sell and convey the Assets to Purchaser on the Closing Date at and for a consideration (the "**Consideration**") of:

(a) $356,941 (the "**Cash Portion**") plus or minus, as the case may be, the adjustments provided for in Sections 2 and 4; and

(b) Zero common shares of the Purchaser (the "**Shares**"), which the Parties agree have an aggregate value of $0 (the "**Shares Value**").

The Cash Portion plus the Shares Value shall be collectively referred to as the "**Base Purchase Price**".

2.2 Holdback

An amount of $8,543 from the Cash Portion (the "**Holdback Amount**") shall be held back by Purchaser at Closing up to September 15, 2005 to cover any net adjustments in favor of Purchaser pursuant to Section 2 and Section 4. Upon the termination of such holdback period, Purchaser shall immediately pay to Vendor the Holdback Amount less any net adjustments mentioned above.

2.3 Interest on the Base Purchase Price

Interest calculated on a daily basis from and including the Effective Time to and including the Closing Date, equal to the result obtained by:

(a) multiplying a rate of interest equal to the Prime Rate in effect on the date hereof by the Cash Portion;

(b) multiplying the result in (a) by the number of days in such period; and

(c) dividing the result in (b) above by 365;

shall be paid by Purchaser to Vendor at Closing.

2.4 Income Tax Adjustment

At Closing, Purchaser shall pay to Vendor a deemed income tax adjustment amount equal to:

(a) the proceeds from the sale of production from the Assets for the Interim Period, minus all royalties and operating expenses related to the Assets for the Interim Period.

(b) multiplied by a factor of 0.30.

2.5 Closing Funds

On the Closing Date, Purchaser shall pay to Vendor an amount equal to the Cash Portion plus or minus, as the case may be, the adjustments provided for in Sections 2 and 4. In addition, on the Closing Date, Purchaser shall deliver to Vendor the Shares, duly issued in the name of Vendor.

2.6 Allocation of Base Purchase Price

Subject to the adjustments made pursuant to Article 4, the Base Purchase Price shall be allocated among the Assets as follows:

(a)	to Petroleum and Natural Gas Rights	$285,552
(b)	to Tangibles	$ 71,388
(c)	to Miscellaneous Interests	$1
	TOTAL	$356,941

2.7 GST

(a) The Consideration does not include GST.

(b) Purchaser and Vendor shall elect jointly pursuant to subsection 167 of the GST Legislation with respect to the Assets (excluding the Petroleum and Natural Gas Rights). Purchaser shall prepare and file the prescribed form within the time referred to in subsection 167 of the GST Legislation.

(c) If the election contemplated in subsection 2.8(b) is determined to be invalid then Purchaser shall pay, in a timely fashion, to the appropriate government authority any applicable GST and any interest or penalties thereon in respect of the Assets.

(d) If the amount of any GST paid by Purchaser pursuant to this Section 2.8 is subject to audit by the relevant government authority, and it is determined by that government authority that an additional amount of tax or interest or penalties should be assessed, Purchaser shall be solely responsible for the payment of such additional amount.

(e) If, as a result of any adjustment made pursuant to Article 4, the amount of GST is increased or decreased, such increase or decrease shall be for the account of the Purchaser.

ARTICLE 3
CLOSING

3.1 Place of Closing

Unless otherwise agreed to in writing by the Parties, Closing shall take place at the Closing Time on the Closing Date at the offices of Vendor's Counsel.

3.2 Effective Time of Transfer

The transfer and assignment of the Assets from Vendor to Purchaser shall be effective as of the Effective Time. However, possession and title to the Assets shall not pass to Purchaser until Closing.

3.3 Deliveries at Closing

(a) At Closing, Vendor shall table the following:

(i) a certified copy of resolutions of the limited partners and general partner of Vendor authorizing the execution and delivery of this Agreement and the completion of the sale of the Assets and all other transactions herein;

(ii) an officer's certificate of the general partner of Vendor in the form of Schedule G confirming the matters referred to in Section 6.1;

(iii) the section 167 GST election; and

(iv) such other items as may be specifically required hereunder.

In addition, Vendor will execute the General Conveyance tabled by Purchaser.

(b) At Closing, Purchaser shall table the following:

(i) a certified copy of resolutions of the board of directors of Purchaser authorizing the execution and delivery of this Agreement and the completion of the purchase of the Assets and all other transactions herein;

(ii) the General Conveyance fully executed by Purchaser;

(iii) the amounts payable at Closing on account of the Consideration in accordance with Sections 2 and 4;

(iv) an officer's certificate of Purchaser in the form of Schedule H confirming the matters referred to in Section 6.3;

(v) the share certificate or certificates representing the Shares issued in the name of Vendor; and

(vi) such other items as may be specifically required hereunder.

(c) The items tabled at Closing pursuant to subsections 3.3(a) and (b) shall be held in escrow until all of such items have been tabled, whereupon such escrow shall be terminated and the items

described in subsection 3.3(a) shall be delivered to Purchaser and the items described in subsection 3.3(b) shall be delivered to Vendor and the Closing shall have occurred.

3.4 Delivery of Data

Vendor shall, as soon as is practicable after Closing, deliver to Purchaser original copies of the Data which they have in their possession, provided that if Vendor retains any interest in any property to which any of the Data relates, Vendor may retain a photocopy of such Data. If reasonably required by Vendor after Closing for the completion of tax returns or dealing with tax matters, Purchaser shall make original copies of Data available to Vendor.

3.5 Specific Conveyances

Vendor shall prepare the Specific Conveyances before Closing and circulate to Third Parties. Purchaser shall register all Specific Conveyances that require registration. Purchaser shall bear all costs incurred in registering any Specific Conveyances and registering any further assurances required to convey the Assets to it. Purchaser shall register all such Specific Conveyances promptly after Closing.

ARTICLE 4
ADJUSTMENTS

4.1 Costs and Revenues to be Apportioned

(a) Except as otherwise provided in this Article 4 and subject to all other provisions of this Agreement, the Parties will adjust and apportion expenditures and revenues of every kind and nature incurred, payable or paid in respect of the operation of the Assets including operating, maintenance, development and capital costs, proceeds from the sale of Petroleum Substances, royalties, property taxes, gas cost allowance (or similar allowances), prepayments and deposits, duties, taxes and assessments (other than income taxes), as at the Effective Time.

(b) The Vendor is entitled to the revenues and benefits from the ownership and operation of the Assets accrued prior to the Effective Time and is responsible for and will pay for the expenditures pertaining to the ownership, operation and development of the Assets incurred prior to the Effective Time.

(c) The Purchaser is entitled to the revenues and benefits from the ownership and operation of the Assets accrued from and after the Effective Time and is responsible for and will pay for the expenditures pertaining to the ownership, operation and development of the Assets incurred from and after the Effective Time.

(d) all statements prepared under this Article 4 will be prepared as contemplated herein and in accordance with generally accepted accounting principles applying the accrual method.

(e) Two Business Days prior to the Closing Date, the Vendor shall deliver to the Purchaser a written interim statement of adjustments under this Agreement and the Vendor will make available to representatives of the Purchaser all information necessary for the Purchaser to confirm the calculations in the statement. The Parties will cooperate in settling the adjustments and payment to be made on an interim basis and the amount so agreed will be employed for the purposes of the Closing and completion of the transactions contemplated by this Agreement. For the purposes of the interim statement of adjustments, there shall be an accrual of net operating revenue from the Assets.

(f) By September 15, 2005, the Parties will have cooperated and prepared a final statement of all adjustments and payments to be made pursuant to this Agreement. Upon agreement as to all adjustments and payments to be made, the net amount will be remitted by the Party who in the net result is obliged to make payment and in the event Purchaser is entitled to an adjustment in its favour, such amount shall be set-off from any amount paid to Vendor under Section 2.2. No further adjustment shall be permitted or effected after September 15, 2005, subject to 4.1(h) and (i).

(g) Notwithstanding the preceding subclause, each Party will have the right, following the Closing Date until September 15, 2005, to examine, copy and audit the records of the other Parties relative to the Assets for the purpose of effecting or verifying adjustments required under this Article. The auditing Party will, upon reasonable notice, conduct that audit at its sole expense during normal business hours at the offices of the audited Party or at such other premises where those records are maintained. Any claims of discrepancies disclosed by that audit will be made in writing to the audited Party as soon as reasonably practicable. That Party will respond in writing to any such claims as soon as reasonably practicable. The Parties will use good faith efforts to resolve any outstanding claims of discrepancies by September 15, 2005.

(h) If the Parties cannot resolve any outstanding claims of discrepancies by September 15, 2005 pursuant to section 4.1(g), the matter may be referred to binding arbitration by either Party under the provisions of the *Arbitration Act* (Alberta) provided notice of such claim must be given by the claiming Party to the other Party on or before September 15, 2005. Nothing in this section 4.1 shall be construed as permitting an adjustment resulting from a re-assessment of the value of the Assets. No net adjustment(s) for the benefit of Purchaser shall exceed in the aggregate the Holdback Amount, and the Vendor shall have no liability pursuant to this section 4.1 in excess of the Holdback Amount.

(i) Notwithstanding section 4.1(f), the Parties acknowledge that any net benefits to Vendor resulting from all joint venture and other audits commenced by Vendor or its agents before September 15, 2005 respecting periods prior to the Effective Time shall be credited to Vendor (and paid in conjunction with the remittance of any funds pursuant to Section 2.2) if such benefits have either been received by Purchaser on behalf of Vendor prior to September 15, 2005, or the payor of such amount has confirmed in writing to each of Vendor and Purchaser by September 15, 2005 that the amount is owing and that it will be paid to Purchaser as soon as reasonably practicable.

(j) All payments made after the Effective Time are to be paid within fifteen (15) days after the amount is determined and, if not paid within the fifteen (15) days, will thereafter bear interest until paid at a rate of interest equal to the Prime Rate plus one (1%) percent compounded annually.

(k) All freehold mineral taxes, surface and mineral lease rentals and any similar payments made by the Vendor to preserve any of the Leases or any Surface Rights shall be apportioned between the Vendor and the Purchaser as at the Effective Time.

ARTICLE 5
CONDITIONS OF CLOSING

5.1 Purchaser's Conditions

The obligation of Purchaser to purchase the Assets pursuant hereto is subject to the satisfaction at or prior to the Closing Date of the following conditions, which are for the exclusive benefit of Purchaser and may be waived by Purchaser:

(a) **Representations:** the representations and warranties made by Vendor in Section 6.1 hereof shall be true as of the Closing Date as if made on and as of such date (except for representations and warranties which refer to another date, which shall be true as of that date) and Vendor shall have provided to Purchaser a certificate of the general partner of Vendor certifying as to such matters on the Closing Date and Purchaser shall have no knowledge to the contrary;

(b) **Opinion:** Vendor shall have provided Purchaser with opinions of Vendor's Counsel satisfactory to Purchaser's Counsel, acting reasonably, dated the Closing Date and addressed to Purchaser and Purchaser's Counsel, to the effect that:

(i) Vendor is duly formed and validly existing as a corporation under the laws of the Province of Alberta and Vendor has full power and authority to enter into this Agreement and perform its obligations hereunder;

(ii) All necessary proceedings of Vendor have been taken to fully, validly and effectively authorize this Agreement and the transactions contemplated herein, the performance by Vendor of its obligations hereunder, and the execution and delivery by Vendor of this Agreement and all documents delivered pursuant hereto;

(iii) the execution and delivery by Vendor of this Agreement and all documents delivered pursuant hereto, the performance by Vendor of its obligations hereunder and thereunder and the consummation of the transactions contemplated herein and therein will not result in the breach of or violate any term or provision of the partnership agreement which governs Vendor; and

(iv) this Agreement has been, and the documents delivered pursuant hereto will be, duly executed and delivered by Vendor, as the case may be, and this Agreement is, and such other documents will be, valid and binding on Vendor and enforceable in accordance with their respective terms (subject to qualifications regarding the availability of equitable remedies and the general limitations in the enforcement of creditors' rights);

In giving such opinion, Vendor's Counsel may rely, in respect of matters governed by the laws of any jurisdiction other than the Province of Alberta or the laws of Canada applicable therein, upon the opinion of local counsel in such jurisdiction provided that Vendor's Counsel is of the opinion that the opinion of such local counsel is one upon which Vendor's Counsel may properly rely and, in respect of matters of fact, upon certificates of the general partner of Vendor or any other appropriate persons acceptable to Purchaser's Counsel;

(c) **No Material Change:** there shall have been no material adverse change, financial or otherwise, in the assets, liabilities, business, operations, prospects, affairs, capital or financial condition of Vendor from that disclosed in the Vendor's GLJ Reserve Report or any occurrences or circumstances which have resulted or might reasonably be expected to result in a material adverse

change thereto (other than a change due to changes in general economic conditions (including commodity prices) applicable to corporations conducting business similar to that of Vendor) except as have been previously disclosed to Purchaser prior to the date hereof;

(d) **Obligations:** all obligations of Vendor contained in this Agreement to be performed prior to or at Closing shall have been timely performed in all material respects;

(e) **No Actions:** no action or proceeding shall have been instituted or threatened by anyone before any court or governmental agency to obtain damages in respect of this Agreement or to restrain or prohibit the consummation of the transactions contemplated herein; and

(f) **Deliveries:** all documents to be delivered by Vendor to Purchaser at Closing pursuant hereto shall have been delivered by Vendor to Purchaser at the time and in the form stipulated in this Agreement.

If any of the foregoing conditions has not been complied with or waived by Purchaser at or before the Closing Date, Purchaser may, in addition to any other remedies which it may have available to it, terminate its obligations to purchase the Assets by written notice to Vendor specifying what conditions have not been satisfied.

5.2 Vendor's Conditions

The obligation of Vendor to sell the Assets pursuant hereto is subject to the satisfaction at or prior to the Closing Date of the following conditions, which are for the exclusive benefit of Vendor and may be waived by Vendor:

(a) **Representations:** The representations and warranties made by Purchaser in Section 6.3 of this Agreement shall be true as of the Closing Date as if made on and as of such date (except for representations and warranties which refer to another date, which shall be true as of that date), Purchaser shall have provided to Vendor a certificate of two officers of Purchaser certifying as to such matters on the Closing Date and Purchaser shall have no actual knowledge to the contrary;

(b) **Opinion:** Purchaser shall have provided Vendor with opinions of Purchaser's Counsel satisfactory to Vendor, acting reasonably, dated the Closing Date and addressed to Vendor and Vendor's Counsel relating to the following matters:

  (i) Purchaser is a corporation duly continued and validly existing under the laws of the Province of Alberta and has full power and authority to enter into this Agreement and perform its obligations hereunder;

  (ii) all necessary corporate proceedings of Purchaser have been taken to fully, validly and effectively authorize this Agreement and the transactions contemplated herein, the performance by Purchaser of its obligations hereunder, and the execution an delivery by Purchaser of this Agreement and all documents delivered pursuant hereto;

  (iii) the execution and delivery by Purchaser of this Agreement and all documents delivered pursuant hereto, the performance by Purchaser of its obligations hereunder and thereunder and the consummation of the transactions contemplated herein and therein will not result in the breach of or violate any term or provision of the articles or by-laws of Purchaser;

(iv) this Agreement has been, and the documents delivered pursuant hereto will be, duly executed and delivered by Purchaser and this Agreement is, and such other documents will be, valid and binding on Purchaser and enforceable in accordance with their terms (subject to qualifications regarding the availability of equitable remedies and the general limitations on the enforcement of creditors' rights);

(v) the Shares issued pursuant to this Agreement have been conditionally allotted and will, when issued, be duly and validly issued as fully paid and non-assessable common shares of the Purchaser and such Shares have been conditionally approved for listing on the TSX subject to satisfaction of the conditions prescribed by such exchange;

(vi) the registration and prospectus exemption for the issuance of Shares; and

(vii) as to the authorized and issued capital of Purchaser immediately prior to the Closing Date.

In giving such opinion, Purchaser's Counsel may rely, in respect of matters governed by the laws of any jurisdiction other than the Province of Alberta or the laws of Canada applicable therein, upon the opinion of local counsel in such jurisdiction provided that Purchaser's Counsel is of the opinion that the opinion of such local counsel is one upon which Purchaser's Counsel may properly rely and, in respect of matters of fact, upon certificates of senior officers of Purchaser or any other appropriate persons acceptable to Vendor's Counsel;

(c) **No Material Change:** there shall have been no material adverse change, financial or otherwise, in the assets, liabilities, business, operations, prospects, affairs, capital or financial condition of Purchaser from that disclosed in the Purchaser's Financial Statements or any occurrences or circumstances which have resulted or might reasonably be expected to result in a material adverse change thereto (other than a change due to changes in general economic conditions (including commodity prices) applicable to corporations conducting business similar to that of Purchaser) except as disclosed in the Purchaser Public Documents prior to the date hereof or except as have been previously disclosed to Vendor prior to the date hereof;

(d) **Obligations:** all obligations of Purchaser contained in this Agreement to be performed prior to or at Closing shall have been timely performed in all material respects; and

(e) **Payment and Deliveries:** all amounts to be paid or documents to be delivered by Purchaser to Vendor at Closing pursuant hereto shall have been paid or delivered, as the case may be, to Vendor by Purchaser at the time and in the form stipulated in this Agreement.

If any of the foregoing conditions precedent has not been complied with, or waived by Vendor at or before the Closing Date, Vendor may, in addition to any other remedies which it may have available to them, terminate its obligations to sell the Assets to Purchaser by written notice from Vendor to Purchaser specifying what conditions have not been satisfied.

5.3 Mutual Closing Conditions

The obligations of Purchaser and Vendor to complete the transactions contemplated herein are subject to fulfillment of the following conditions precedent on or before the Closing Date or such other time as is specified below:

(a) **Concurrent Closing:** The four asset transactions between Optimum limited partnerships and Purchaser and the sales of the shares of 1143734 Alberta Ltd. to Purchaser shall have closed concurrently with this transaction;

(b) **Approval:** The shareholders and board of directors of Vendor shall have approved this transaction;

(c) **No Action:** There shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

(i) makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the transactions contemplated by this Agreement or any other transactions contemplated herein; or

(ii) results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein; and

(d) **Consents:** Vendor and Purchaser shall have obtained all consents, approvals and authorizations (including, without limitation, all stock exchange, securities commission and other regulatory approvals) required or necessary in connection with the transactions contemplated herein on terms and conditions reasonably satisfactory to Vendor and Purchaser.

The foregoing conditions are for the mutual benefit of Purchaser and Vendor and may be waived, in whole or in part, by Purchaser and Vendor together, at any time. If any of the said conditions precedent shall not be complied with or waived as aforesaid on or before the date required for the performance thereof, Purchaser and Vendor may, in addition to the other remedies it may have at law or in equity, rescind and terminate this Agreement by written notice to the other Party.

5.4 Efforts to Fulfill Conditions Precedent

Each Party shall proceed diligently and in good faith and use all reasonable efforts to satisfy the conditions precedent which are for its benefit or the mutual benefits of the Parties, and assist in the satisfaction of the conditions precedent which are for the benefit of the other Party, such that all such conditions precedent can be fulfilled and satisfied as soon as practicable.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES

6.1 Representations and Warranties of Vendor

The Vendor represents and warrants to Purchaser that:

(a) **Standing:** the Vendor is a corporation duly organized or formed and validly existing under the laws of Alberta, is authorized to carry on business in all jurisdictions in which the Assets are located, and now has all the requisite power and authority to sell, assign, transfer and convey the Assets to Purchaser in accordance with this Agreement;

(b) **No Conflicts:** the consummation of the transactions contemplated herein will not violate, nor be in conflict with, any of the constating documents, by-laws, agreements or other governing

documents of the Vendor or any judgment, decree, order, law, statute, rule or regulation applicable to Vendor;

(c) **Execution of Documents:** this Agreement has been duly executed and delivered by the Vendor and all other documents (including the General Conveyance and the Specific Conveyances) executed and delivered by Vendor pursuant hereto will be duly executed and delivered by the Vendor, and this Agreement does, and such documents will, constitute legal, valid and binding obligations of the Vendor enforceable in accordance with their respective terms, subject to bankruptcy, insolvency, preference, reorganization, moratorium and other similar laws affecting creditors' rights generally and the discretion of courts with respect to equitable or discretionary remedies and defences;

(d) **Finders' Fees:** the Vendor has not incurred any obligation or liability, contingent or otherwise, for brokers' or finders' fees in respect of this transaction for which Purchaser shall have any obligation or liability;

(e) **No Authorizations:** no authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body exercising jurisdiction over the Assets or Vendor is required for the due execution, delivery and performance by Vendor of this Agreement, other than authorizations, approvals or exemptions previously obtained and currently in force;

(f) **Title:** except for the Permitted Encumbrances, the Assets are free and clear of all liens, mortgages, royalties, encumbrances and adverse claims created by, through or under Vendor; and, except as expressly set forth elsewhere in this Agreement, Vendor does not otherwise make any representation, warranty or covenant as to title to or the encumbrances or burdens affecting the Assets;

(g) **No Lawsuits or Claims:** Except as set forth in Schedule D, Vendor has not received notice of any actions, suits, proceedings or claims with respect to, or in any manner making a claim adverse to the ownership of the Assets or affecting the use or operation of the Assets, which if determined against Vendor would, individually or in the aggregate, have a material adverse effect on the Assets or any of them;

(h) **Rights of First Refusal:** The sale of the Assets pursuant hereto is not subject to any Rights of First Refusal created by, through or under Vendor, and the sale of the Assets by Vendor shall represent a sale of all or substantially all of Vendor's petroleum and natural gas rights in the province where the Assets are situated;

(i) **Sale, Processing and Transportation Agreements:** except as set forth in Schedule "C", Vendor is not a party to or bound by any Sale, Processing and Transportation Agreements which cannot be terminated without penalty on notice from Vendor of 60 days or fewer;

(j) **Take or Pay:** there are no Take or Pay Obligations related to the Assets;

(k) **No Default:** Vendor is not in default under and, to Vendor's knowledge, no condition exists that with notice or lapse of time or both would constitute a default under:

(i) any loan agreement, evidence of indebtedness, or instrument granting a security interest to which Vendor is a party and by which the Assets are bound; or

(ii) any judgment, order or injunction of any court, arbitrator or governmental entity;

which default or potential default would, either singly or in the aggregate, reasonably be expected to have a material adverse effect on the Assets or rights derived therefrom;

(l) **Operations:** Except to the extent that would not have a material adverse effect:

(i) where Vendor or any of its Affiliates was the operator, all Operations related to the Assets have been conducted in compliance with laws and regulations; and

(ii) where Vendor or any of its Affiliates was not the operator, to the knowledge of Vendor, all Operations related to the Assets have been conducted in compliance with laws and regulations;

except to the extent cured or rectified prior to the date hereof;

(m) **Production Allowables:** To Vendor's knowledge:

(i) none of the Wells has been produced in excess of applicable production allowables imposed by any law or regulations except to the extent that has been resolved through production penalties that are no longer applicable; and

(ii) Vendor has no knowledge of any impending change in production allowables imposed by applicable law or any governmental regulatory agency that may be applicable to any of the Wells, other than changes of general application;

(n) **Compliance with Law:** To Vendor's knowledge, Vendor and each of its subsidiaries and partnerships (if any) has complied with and is in compliance with all laws or regulations applicable to the operation of its business, including all Applicable Laws, except where failure to do so would not have a material adverse effect on the Assets, and Vendor has all licenses, permits, orders or approvals of, and has made all required registrations with, any government or regulatory body that are material to the Assets;

(o) **Outstanding AFEs:** Except as set forth in Schedule E, there are no outstanding authorizations for expenditure pertaining to any Assets or any other commitments, approvals or authorizations pursuant to which an expenditure may be required to be made in respect of the Assets after the Effective Time for which the share attributable to the Aggregate Assets exceeds $50,000;

(p) **ARTC:** The Assets are not restricted properties for the purpose of Alberta Royalty Tax Credit eligibility;

(q) **Obligations to ELM:** At Closing, Vendor shall have no obligations owing to ELM Energy Management Ltd. for which Purchaser might be responsible;

(r) **Royalties Paid:** To Vendor's knowledge, all royalties and rentals payable under the Title and Operating Documents and all *ad valorem*, property, production, severance and similar taxes and assessments based upon or measured by the ownership of its Assets or the production of Petroleum Substances from the Lands or the receipt of proceeds therefrom have been properly paid in full and in a timely manner;

(s) **Permits and Licences:**

(i) Vendor or the relevant operator has obtained all licences, permits, approvals and authorizations relating to the ownership, use or operation of the Assets that are required under applicable law in order for Vendor to own the Assets and for the use and operation of the Assets;

(ii) Vendor has not received any notice of default under or non-compliance with the terms of any such licence, permit, approval or authorization; and

(iii) all such licences, permits, approvals and authorizations are in good standing;

except in all cases, where a contrary fact or circumstance would not have a material adverse effect;

(t) **Tax Residence:** Vendor is not a non-resident of Canada within the meaning of Section 116 of the *Income Tax Act* R.S.C. 1985, c. 1 (5th Supplement) as amended;

(u) **Financial Statements:** the Vendor Financial Statements will be prepared, to the extent reasonably possible by third party auditors, within 30 days after Closing in accordance with generally accepted accounting principles applicable in Canada applied on a basis consistent with that of prior periods (except as stated therein) and present fairly the results of operations for the Assets for the then periods ended;

(v) **Information Provided to GLJ:** Vendor has made available to GLJ prior to the issuance of the Vendor GLJ Reserve Report, all information material to an adequate determination of oil and gas reserves, none of such information contained a material misrepresentation and (other than as may be affected by the disposition of petroleum and natural gas assets in the ordinary course) Vendor has no knowledge of any material adverse change to the oil and gas reserves of Vendor since the effective date of the Vendor GLJ Reserve Report;

(w) **Information:** Vendor has not, prior to the date of this Agreement, intentionally withheld any material information and data in Vendor's possession or control that pertains to the Assets or rights derived therefrom;

(x) **Qualification:** Vendor is duly qualified to carry on business in each jurisdiction in which the nature of its business or the Assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified will not have a material adverse effect on the Assets, taken as a whole;

(y) **Conduct of Business:** Vendor and each of its subsidiaries and partnerships has conducted and is conducting its business in accordance with good oilfield practices and in compliance in all material respects with all Applicable Laws, rules and regulations and, in particular, all applicable licensing and environmental legislation, regulations or by-laws or other lawful requirements of any governmental or regulatory bodies applicable to Vendor and each of its subsidiaries and partnerships of each jurisdiction in which it carries on business and holds all licenses, registrations and qualifications material to its business and assets in all jurisdictions in which it carries on business and where the failure to so conduct business or being such compliance would have a material adverse effect on the business of Vendor, taken as a whole, which are necessary or desirable to carry on the business of Vendor and its subsidiaries and partnerships, as now conducted, and none of such licenses, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or is likely to have any material adverse effect, financial or otherwise, on the business of Vendor, taken as a whole; and

(z) **Title:** Vendor is not aware of any defects, failures or impairments in the title of Vendor and each of its subsidiaries and partnerships to its oil and gas properties or facilities whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by any third party, which in aggregate could have a material adverse effect, financial or otherwise, on the business of Vendor.

6.2 Negation of Other Representations

Neither Party makes any representations or warranties (whether in contract or in tort) except as expressly set forth in this Section 6.1 and Section 6.3 and, in particular, and without limitation, each Party hereby expressly negates any representations or warranties with respect to:

(a) any data or information supplied by a Party to the other or its representatives;

(b) the quality, quantity or recoverability of Petroleum Substances within or under the Lands or any lands pooled or unitized therewith;

(c) the value of the Assets or the future cash flow therefrom; or

(d) the quality, condition, fitness or merchantability of any tangible depreciable equipment or property, interests in which are comprised in the Assets.

Except as expressly set forth in this Section 6.1 and Section 6.3, each Party acknowledges and confirms that it has not relied on any data, information or advice from the other Party with respect to any or all of the matters specifically enumerated in this section 6.2 in connection with the transaction pursuant hereto, and each Party confirms that it has not relied on any covenants, representations or warranties outside this Agreement.

6.3 Representations and Warranties of Purchaser

Purchaser represents and warrants to Vendor, that:

(a) **Standing:** Purchaser is a corporation, duly continued and validly existing under the laws of Alberta, and now has the requisite corporate power and authority to purchase and pay for the Assets in accordance with this Agreement;

(b) **No Conflicts:** the consummation of the transactions contemplated by this Agreement will not violate, nor be in conflict with, the constating documents, by-laws or governing documents of Purchaser or any judgment, decree, order, law, statute, rule or regulation applicable to Purchaser;

(c) **Execution of Documents:** this Agreement has been duly executed and delivered by Purchaser and all other documents (including the General Conveyance and the Specific Conveyances) executed and delivered by Purchaser pursuant hereto will be duly executed and delivered by Purchaser, and this Agreement does, and such documents will, constitute legal, valid and binding obligations of Purchaser enforceable in accordance with their respective terms, subject to bankruptcy, insolvency, preference, reorganization, moratorium and other similar laws affecting creditors' rights generally and the discretion of the courts with respect to equitable or discretionary remedies and defenses;

(d) **Finders' Fees:** Purchaser has not incurred any obligations or liability, contingent or otherwise, for brokers' or finders' fees in respect of this transaction for which Vendor shall have any obligation or liability;

(e) **Purchase Price:** Purchaser either now has or will have at Closing all money that Purchaser will need to pay to Vendor upon Closing or Purchaser has a contractual right to receive all money that Purchaser will need to pay to Vendor and such money will be available to Purchaser for payment to Vendor at Closing;

(f) **No Authorizations:** No authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body exercising jurisdiction over the Assets or Purchaser is required for the due execution, delivery and performance by Purchaser of this Agreement, other than authorizations, approvals or exemptions previously obtained and currently in force;

(g) **Authorized and Issued Shares:** the Shares issued to Vendor pursuant hereto shall be duly and validly issued and be fully paid and non-assessable common shares in the share capital of Purchaser;

(h) **Residency:** Purchaser is a Canadian for the purposes of the *Investment Canada Act*, R.S.C. 1985, c. 28 (1st Supp.);

(i) **Business of Purchaser:** Purchaser has all requisite power and authority to carry on its business;

(j) **No Encumbrances:** The Shares at Closing will be validly issued by Purchaser to Vendor in accordance with the by laws and articles of Purchaser, will be fully paid and non assessable and Vendor shall have good and marketable title thereto, free of any liens, pledges, voting trusts, proxies, adverse claims and other encumbrances;

(k) **Tax Pools:** the tax pool information of Purchaser provided by Purchaser's Counsel to Vendor's Counsel by courier on February 18, 2005 is true and correct in all material respects

(l) **Information:** Purchaser has not, prior to the date of this Agreement, intentionally withheld any material information and data in Purchaser's possession or control that pertains to the Shares or rights derived therefrom;

(m) **Operations:** Except to the extent that would not have a material adverse effect:

(i) where Purchaser or any of its Affiliates was the operator, all operations related to its oil and gas assets have been conducted in compliance with laws and regulations; and

(ii) where Purchaser or any of its Affiliates was not the operator, to the knowledge of Purchaser, all operations related to its oil and gas assets have been conducted in compliance with laws and regulations;

except to the extent cured or rectified prior to the date hereof;

(n) **No Lawsuits or Claims:** Purchaser has not received notice of any actions, suits, proceedings or claims with respect to its assets or shares, which if determined against Purchaser would, individually or in the aggregate, have a material adverse effect on the Shares and rights derived therefrom;

(o) **No Default:** Purchaser is not in default under and, to Purchaser's knowledge, no condition exists that with notice or lapse of time or both would constitute a default under:

(i) any loan agreement, evidence of indebtedness, or instrument granting a security interest to which Purchaser is a party or by which Purchaser or any of its assets are bound; or

(ii) any judgment, order or injunction of any court, arbitrator or governmental entity;

which default or potential default would, either singly or in the aggregate, reasonably be expected to have a material adverse effect on the Shares or rights derived therefrom;

(p) **Qualification:** Purchaser is duly qualified to carry on business in each jurisdiction in which the nature of its business or the property or assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified will not have a material adverse effect on the business, assets, properties, condition (financial or otherwise), results of operations or prospects of the Purchaser, taken as a whole;

(q) **Compliance with Law:** To Purchaser's knowledge, Purchaser and each of its subsidiaries and partnerships has complied with and is in compliance with all laws or regulations applicable to the operation of its business, including all Applicable Laws, except where failure to do so would not have a material adverse effect on the business, assets, properties, condition (financial or otherwise), results of operations or prospects of Purchaser, taken as a whole, and Purchaser and each of its subsidiaries and partnerships has all licenses, permits, orders or approvals of, and has made all required registrations with, any government or regulatory body that are material to the conduct of its business;

(r) **Authorized Capital:** the authorized capital of Purchaser consists of unlimited number of common shares and 300,000,000 preference shares of which as at the date hereof, only 9,259,453 common shares are issued and outstanding, all of which are issued as fully paid and non-assessable;

(s) **Options and Similar Rights:** no person has any agreement, option, right or privilege (including, without limitation, whether by law, pre-emptive right, contract or otherwise) to purchase, subscribe for, convert into, exchange for or otherwise require the issuance of, nor any agreement, option, right or privilege capable of becoming any such agreement, option, right or privilege, any of the unissued shares or other securities of Purchaser except as disclosed by Purchaser to Vendor in an email dated February 18, 2005;

(t) **Minute Books:** the minute books of Purchaser are true and correct in all material respects and contain the minutes of all meetings and all resolutions of the directors and shareholders thereof;

(u) **Financial Statements:** the Purchaser Financial Statements have been prepared in accordance with generally accepted accounting principles applicable in Canada applied on a basis consistent with that of prior periods (except as stated therein) and present fairly the financial position of Purchaser as of the dates provided therein and the results of its operations and the changes in financial position for the periods then ended and reflect all assets, liabilities and obligations (absolute, accrued, contingent or otherwise) of Purchaser as at the dates thereof;

(v) **Securities Orders:** no securities commission or similar regulatory authority has issued any order preventing or suspending trading of any securities of Purchaser, and Purchaser is not in default of any requirement of Applicable Laws;

(w) **Public Documents:** the information and statements set forth in the Purchaser Public Documents were true, correct and complete and did not contain any material misrepresentations, as of their respective dates, no material change has occurred in relation to Purchaser which is not disclosed in such public record, and Purchaser has not filed any confidential material change reports which continue to be confidential;

(x) **No Changes:** since December 31, 2004, Purchaser has:

(i) not amended its articles, by-laws or other governing documents;

(ii) not disposed of any property or assets out of the ordinary course of business;

(iii) conducted its business in all material respects in the usual, ordinary and regular course and consistent with past practice;

(iv) not suffered any material adverse change, financial or otherwise, in its business, financial condition, assets, properties, liabilities or operations (taken as a whole) or any occurrences or circumstances which have resulted or might reasonably be expected to result in a material adverse change thereto (other than changes attributable to fluctuations in the prices of commodities); and

(v) not made any change in its accounting principles and practices as theretofore applied including, without limitation, the basis upon which its assets and liabilities are recorded on its books and its earnings and profits and losses are ascertained;

(y) **Conduct of Business:** Purchaser and each of its subsidiaries and partnerships has conducted and is conducting its business in accordance with good oilfield practices and in compliance in all material respects with all Applicable Laws, rules and regulations and, in particular, all applicable licensing and environmental legislation, regulations or by-laws or other lawful requirements of any governmental or regulatory bodies applicable to Purchaser and each of its subsidiaries and partnerships of each jurisdiction in which it carries on business and holds all licenses, registrations and qualifications material to its business and assets in all jurisdictions in which it carries on business and where the failure to so conduct business or being such compliance would have a material adverse effect on the business of Purchaser, taken as a whole, which are necessary or desirable to carry on the business of Purchaser and its subsidiaries and partnerships, as now conducted, and none of such licenses, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or is likely to have any material adverse effect, financial or otherwise, on the business of Purchaser, taken as a whole;

(z) **Information Provided to GLJ:** Purchaser has made available to GLJ, prior to the issuance of the Purchaser GLJ Reserve Report, all information material to an adequate determination of oil and gas reserves, none of such information contained a material misrepresentation and (other than as may be affected by the disposition of petroleum and natural gas assets in the ordinary course) Purchaser has no knowledge of any material adverse change to the oil and gas reserves of Purchaser since the effective date of the Purchaser GLJ Reserve Report;

(aa) **Title:** Purchaser is not aware of any defects, failures or impairments in the title of Purchaser and each of its subsidiaries and partners to its oil and gas properties or facilities whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by any third party, which in aggregate could have a material adverse effect, financial or otherwise, on the business of Purchaser;

(bb) **Taxes:** except as disclosed in writing to Vendor, Purchaser (and each of its subsidiaries if the impact is material) has duly and timely filed, in proper form, returns in respect of taxes under the *Income Tax Act*, the *Alberta Corporate Tax Act* (Alberta), the income tax legislation of any other province of Canada or any foreign country in which it carries on business or to the jurisdiction of which it is otherwise subject, the *Mines and Minerals Tax Act* (Alberta), the *Freehold Mineral Rights Tax Act* (Alberta) and similar legislation of other provinces having jurisdiction over the affairs of Purchaser and each of its subsidiaries, and the *Excise Tax Act* (Canada) for all prior periods in respect of which such filings have heretofore been required, and all taxes shown thereon and all taxes owing with respect to periods ending on or prior to December 31, 2004 have been paid or accrued on the books of Purchaser calculated in accordance with Canadian generally acceptable accounting principles and all payments by Purchaser and each of its subsidiaries to any non-resident of Canada have been made in accordance with all applicable legislation in respect of withholding tax; Purchaser and each of its subsidiaries has withheld from each payment made to any of its officers, directors, former directors and employees the amount of all taxes (including, without limitation, income tax) and other deductions required to be withheld therefrom and has paid the same to the proper tax or other authority within the time required under any applicable tax legislation; Purchaser and each of its subsidiaries has made all installment payments required to be made prior to the date hereof under all applicable tax legislation; and Purchaser and each of its subsidiaries has paid all taxes which are due and payable as at the date hereof;

(cc) **Permits and Licences:** To Purchaser's knowledge:

(i) Purchaser or the relevant operator has obtained all licences, permits, approvals and authorizations relating to the ownership, use or operation of its assets that are required under applicable law in order for Purchaser to own its assets and for the use and operation of its assets;

(ii) Purchaser has not received any notice of default under or non-compliance with the terms of any such licence, permit, approval or authorization; and

(iii) all such licences, permits, approvals and authorizations are in good standing;

except in all cases, where a contrary fact or circumstance would not have a material adverse effect; and

(dd) **Reporting Issuer:** Purchaser is a "reporting issuer" or has equivalent status in each of the provinces of British Columbia, Alberta, Saskatchewan, Ontario, Quebec and Nova Scotia, and its common shares are listed on the TSX, and Purchaser has not been notified of any default or alleged default by Purchaser of any requirement of securities and corporate laws, regulations, orders, notices and policies which remains outstanding.

6.4 Limitation

No claim under this Article 6 shall be made or be enforceable by a Party unless written notice of such claim, with reasonable particulars, is given by such Party to the Party against whom the claim is made within a period of twelve (12) months from the Closing Date. No claim shall be made by a Party in respect of the representations and warranties made by the other Party in this Agreement except pursuant to this Article 6 or Sections 7.4 and 7.5.

ARTICLE 7
INDEMNITIES

7.1 General Indemnity

Purchaser shall be liable to Vendor for and shall, in addition, indemnify Vendor from and against all Losses and Liabilities suffered, sustained, paid or incurred by Vendor which arise out of any matter or thing occurring or arising from and after the Effective Time and which relates to the Assets, provided that Purchaser shall not be liable to Vendor under this section 7.1 in respect of Losses and Liabilities that are directly related to a breach of Vendor's representations and warranties under section 6.1 that has been notified by Purchaser to Vendor within a period of twelve (12) months from the Closing Date.

7.2 Abandonment and Reclamation

Purchaser shall be responsible for the timely performance of all Abandonment and Reclamation Obligations pertaining to the Assets. Purchaser shall be liable to Vendor for and shall, in addition, indemnify Vendor from and against all Losses and Liabilities suffered, sustained, paid or incurred by Vendor should Purchaser fail to perform such Abandonment and Reclamation Obligations.

7.3 Environmental Matters

Purchaser shall be liable to Vendor for and shall, in addition, indemnify Vendor from and against all Losses and Liabilities suffered, sustained, paid or incurred by Vendor which pertain to Environmental Liabilities pertaining to or caused by the Assets or operations thereon or related thereto, however and by whomsoever caused, and whether such Environmental Liabilities occur or arise in whole or in part prior to, at or subsequent to the Effective Time. Purchaser shall not be entitled to exercise and hereby waives any rights or remedies Purchaser may now or in the future have against Vendor in respect of such Environmental Liabilities, whether such rights and remedies are pursuant to the common law or statute or otherwise, including without limitation, the right to name Vendor as a third party to any action commenced by any Third Party against Purchaser.

7.4 Vendor's Indemnities for Representations and Warranties

Vendor shall be liable to Purchaser for and shall, in addition, indemnify Purchaser from and against, Losses and Liabilities suffered, sustained, paid or incurred by Purchaser because of any of the representations and warranties contained in Section 6.1 being inaccurate or untruthful, provided that written notice of such claim, with reasonable particulars, is given by Purchaser to Vendor within a period of twelve (12) months from the Closing Date.

7.5 Purchaser's Indemnities for Representations and Warranties

Purchaser shall be liable to Vendor for and shall, in addition, indemnify Vendor from and against, Losses and Liabilities suffered, sustained, paid or incurred by Vendor because of any of the representations and warranties contained in Section 6.3 being inaccurate or untruthful, provided that written notice of such claim, with reasonable particulars, is given by Vendor to Purchaser within a period of twelve (12) months from the Closing Date.

7.6 General Limitation on Liability

The indemnities provided in Sections 7.1 to 7.5 inclusive (whether in respect of a Third Party claim or direct damages suffered by a Party or its Representatives or otherwise) shall not apply to the extent that the Losses and Liabilities are reimbursed by insurance or are caused by the gross negligence, wilful default or wilful misconduct of the Party claiming indemnity or any of such Party's Representatives.

7.7 Limitations and Exclusions

(a) Notwithstanding anything herein to the contrary, neither Party nor any of such Party's Representatives shall have any liability or obligation to indemnify the other Party or its Representatives in respect of any breach of any representation, warranty, covenant or any indemnity herein or hereunder or in any document delivered pursuant hereto in respect of any individual matter unless the Losses and Liabilities suffered or incurred by the claiming Party (or its Representatives) in respect of such individual matter exceeds $50,000 and the indemnifying party shall be liable to the claiming party for all such Losses and Liabilities. For clarity such $50,000 amount shall be a threshold and not a deductible.

(b) Notwithstanding herein anything to the contrary, no Party or its Representatives shall have any liability to the other Party or its Representatives hereunder in respect of any Losses and Liabilities that consist of indirect, special, consequential or punitive damages.

ARTICLE 8
MAINTENANCE OF ASSETS

8.1 Maintenance of Assets Prior to Closing

During the Interim Period, Vendor shall, to the extent that the nature of its interest permits, and subject to the Title and Operating Documents and any other agreements and documents to which the Assets are subject:

(a) maintain the Assets in a proper and prudent manner in accordance with good oil and gas industry practices, including maintaining adequate insurance, in material compliance with all applicable laws, rules, regulations, orders and directions of governmental and other competent authorities;

(b) without the prior written consent of Purchaser, refrain from committing any single expenditure or series of related expenditures that exceeds $25,000 and that is not in the ordinary course of the business of Vendor;

(c) continue in force all existing policies of insurance or renewals thereof presently maintained by Vendor;

(d) pay or cause to be paid all costs and expenses relating to the Assets which become due from the date hereof to the Closing Date; and

(e) perform and comply with all covenants and conditions contained in the Title and Operating Documents and any other agreements and documents to which the Assets are subject.

8.2 Consent of Purchaser

Notwithstanding Section 8.1, during the Interim Period, Vendor shall not, without the written consent of Purchaser, which consent shall not be unreasonably withheld by Purchaser and which, if provided, will be provided in a timely manner:

(a) make any commitment or propose, initiate or authorize any capital expenditure with respect to the Assets in excess of $25,000 except in case of an emergency or in respect of amounts which Vendor are committed to expend or are deemed to authorize without their specific authorization or approval;

(b) surrender or abandon any of the Assets;

(c) conduct any activity or operations that would otherwise be detrimental to this Agreement;

(d) take any action, refrain from taking any action, permit any action to be taken or not taken, inconsistent with this Agreement, which might directly or indirectly interfere or affect the consummation of the transactions contemplated by this Agreement;

(e) amend or terminate any Title and Operating Documents or enter into any new agreement or commitment relating to the Assets; or

(f) sell, encumber or otherwise dispose of any of the Assets or any part or portion thereof except sales of Petroleum Substances in the normal course of business.

8.3 Purchaser's Covenants

Purchaser covenants and agrees that during the Interim Period:

(a) other than as contemplated herein, it will not, directly or indirectly, do or permit to occur any of the following:

(i) conclude any other material corporate acquisition or disposition, amalgamation, merger, arrangement or purchase or sale of assets or make any other material change to the business, capital or affairs of Purchaser; [none are contemplated prior to closing of the ELM/Optimum deals which will happen shortly. However this clause cannot apply to the Qwest transactions since closing may take several months]

(ii) split, combine or re-classify the outstanding shares of Purchaser, or declare, set aside or pay any distribution payable in respect of such shares;

(iii) redeem, purchase or offer to purchase any shares of Purchaser;

(iv) pay any distributions to its shareholders;

(v) conduct any activity or operations that would otherwise be detrimental to this Agreement; or

(vi) take any action, refrain from taking any action, permit any action to be taken or not taken, inconsistent with this Agreement, which might directly or indirectly interfere or affect the consummation of the transactions contemplated by this Agreement;

(b) will make all other necessary filings and applications under applicable federal, provincial and state laws and regulations in Canada required on the part of Vendor in connection with the transactions contemplated herein and take all reasonable commercial action necessary to be in compliance with such laws and regulations, including, without limitation, application to TSX for the approval of the issuance of the Shares; and

(c) will grant Vendor access to all files, information and data relating to Purchaser or its assets that are owned or in the possession of Purchaser for the purpose of permitting Vendor to conduct its due diligence of this transaction.

8.4 Following Closing

(a) Following Closing, in the event that legal title to any of the Assets has not been transferred to Purchaser, Vendor shall hold title to the Assets, or any portion thereof, in trust for Purchaser until all necessary notifications, registrations and other steps required to transfer such title to Purchaser have been completed.

(b) Following Closing, Vendor shall represent Purchaser in all matters arising under a Title and Operating Document until Purchaser is substituted as a party thereto in the place of Vendor, whether by novation, notice of assignment or otherwise, and in furtherance thereof:

(i) all payments relating to the Assets received by it pursuant to the Title and Operating Document, other than those to which it is entitled under Article 4, shall be received and held by Vendor as trustee for Purchaser and Vendor shall promptly remit such amounts to Purchaser;

(ii) Vendor shall forward all statements, notices and other information received by it pursuant to such Title and Operating Document that pertain to the Assets to Purchaser promptly following their receipt by Vendor; and

(iii) Vendor shall forward to other parties to the Title and Operating Document such notices and elections pursuant to such Title and Operating Document pertaining to the Assets as Purchaser may reasonably request.

(c) Purchaser shall indemnify and save harmless Vendor from and against all of Vendor's Losses and Liabilities arising as a consequence of the provisions of subsections 8.3(a) and (b) hereof, except to the extent caused by the gross negligence or wilful misconduct of Vendor or its servants, agents or employees. Acts or omissions taken by a Vendor or its servants or agents with the approval of Purchaser shall not constitute gross negligence or wilful misconduct of Vendor for purposes of this subsection.

(d) With respect to the certificate representing the Shares to be issued to the Vendor at Closing:

(i) Vendor acknowledges that such certificate shall have endorsed thereon the legend required by section 2.5(2)(3) of MI 45-102 Resale of Securities (the "Legend");

(ii) Purchaser agrees that it will instruct the registrar and transfer agent for its common shares to remove the Legend for any share certificates which result from the transfer of the Shares by the Vendor to the shareholders of the Vendor provided that it receives a certificate from an officer of the Vendor stating that the aforesaid transfer is incidental to the bona fide dissolution and winding-up of the Vendor and an opinion from Vendor's

Counsel respecting same addressed to Purchaser and Computershare Trust Company of Canada.

ARTICLE 9
THIRD PARTY RIGHTS AND CONSENTS

9.1 Consents

Where an assignment of any of the Assets requires the consent of Third Parties, Vendor shall use all reasonable efforts to obtain such consents prior to Closing. After Closing, Vendor shall cooperate with Purchaser in Purchaser's attempts to secure such consents, to the extent that such consents have not been obtained prior to Closing.

ARTICLE 10
GENERAL

10.1 Further Assurances

Each Party will, from time to time and at all times after Closing, without further consideration, do such further acts and deliver all such further assurances, deeds and documents as shall be reasonably required in order to fully perform and carry out the terms of this Agreement.

10.2 No Merger

Subject to the limitations set forth herein, the covenants, representations, warranties and indemnities contained in this Agreement shall survive Closing and shall not merge in any assignments, conveyances, transfers or other documents executed and delivered at or after Closing, notwithstanding any rule of law, equity or statute to the contrary and such rules are hereby waived.

10.3 Entire Agreement

This Agreement supersedes all other written agreements that predate this Agreement, as well as any verbal understanding among the Parties relating to the subject matter hereof.

10.4 Non-Applicability of Contra Proferentum

The Parties acknowledge that they participated equally in the negotiation and preparation of this Agreement. Any legal rule of construction that would cause this Agreement to be construed against the Party that assumed primary responsibility for drafting this Agreement because of that role will not apply to this Agreement.

10.5 Governing Law

This Agreement shall be subject to and interpreted, construed and enforced in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated as a contract made in the Province of Alberta. The Parties irrevocably attorn and submit to the jurisdiction of the courts of the Province of Alberta and courts of appeal therefrom in respect of all matters arising out of this Agreement.

10.6 Assignment

Neither Party may assign any of its interests in or under this Agreement prior to the Closing Date without the prior consent of the other Party, which consent may be unreasonably withheld.

10.7 Enurement

This Agreement shall be binding upon and shall enure to the benefit of the Parties and their respective administrators, trustees, receivers, successors and permitted assigns.

10.8 Time of Essence

Time shall be of the essence in this Agreement.

10.9 Notices

The address and facsimile number of each Party for notices shall be as follows:

Vendor: Navarone Energy Corporation
c/o #500, 500-5th Avenue SW
Calgary, Alberta T2P 3L5

Attention: Tom Brinkerhoff
Facsimile: (403) 261-8771

Purchaser: Rock Energy Inc.
Suite 1750 Watermark Tower
530 – 8th Avenue S.W.
Calgary, Alberta T2P 3S8

Attention: Allen Bey, President
Facsimile: 234-0598

Any notice, communication or statement (a "**notice**") required, permitted or contemplated hereunder shall be in writing and shall be delivered as follows:

(a) by delivery to a Party between 8:00 a.m. and 4:00 p.m. on a Business Day at the address of such Party for notices, in which case the notice shall be deemed to have been received by that Party when it is delivered; or

(b) by facsimile to a Party to the facsimile number of such Party for notices, in which case, if the notice was faxed prior to 4:00 p.m. on a Business Day the notice shall be deemed to have been received by that Party when it was faxed and if it was faxed on a day which is not a Business Day or is faxed after 4:00 p.m. on a Business Day, it shall be deemed to have been received on the next following Business Day.

A Party may from time to time change its address for service or its facsimile number for service by giving written notice of such change to the other Party.

10.10 Invalidity of Provisions

In case any of the provisions of this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality or enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

10.11 Waiver

No waiver by any Party of any breach (whether actual or anticipated) of any of the terms, conditions, representations or warranties contained herein shall take effect or be binding upon that Party unless the waiver is expressed in writing under the authority of that Party. Any waiver so given shall extend only to the particular breach so waived and shall not limit or affect any rights with respect to any other or future breach.

10.12 Remedies Generally

No failure on the part of any Party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or remedy preclude any other or further exercise thereof or the exercise of any other right or remedy in law or in equity or by statute or otherwise conferred.

10.13 Amendment

This Agreement shall not be varied in its terms or amended by oral agreement or by representations or otherwise other than by an instrument in writing dated subsequent to the date hereof, executed by a duly authorized representative of each Party.

10.14 Public Announcements

Until Closing has occurred, no Party shall release any information concerning this Agreement and the transactions herein provided for without the prior written consent of the other Party, which consent shall not be unreasonably withheld. Nothing contained herein shall prevent a Party at any time from furnishing information to any governmental agency or regulatory authority including applicable recognized stock exchanges and securities commissions, or to the public if required by applicable law, provided that the Parties shall advise each other in advance of any public statement which they propose to make.

10.15 Execution

This Agreement may be executed in counterpart and provided by facsimile and all executed counterparts provided by facsimile or otherwise together shall constitute one agreement.

10.16 Subrogation and Substitution

Insofar as possible, each Party shall have full rights of substitution and subrogation in and to all covenants, representations and warranties by others previously given or made respecting the Assets and the transactions contemplated herein.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the day and year first above written.

ROCK ENERGY INC.

Per: ______________________________

Per: ______________________________

NAVARONE ENERGY CORPORATION

Per: ______________________________

Per: ______________________________

This is the execution page of an Asset Purchase and Sale Agreement dated as of March 14, 2005 between Navarone Energy Corporation as Vendor and Rock Energy Inc. as Purchaser.

ASSET PURCHASE AND SALE AGREEMENT

967338 ALBERTA LTD.

(as Vendor)

- and -

1143734 ALBERTA LTD.

(as Purchaser)

- and –

DATED AS OF MARCH 14, 2005

TABLE OF CONTENTS

SCHEDULES:

ASSET PURCHASE AND SALE AGREEMENT

THIS AGREEMENT made as of the 14th day of March, 2005,

BETWEEN:

967338 ALBERTA LTD., a corporation incorporated pursuant to the laws of Alberta (hereinafter referred to as "Vendor")

- and -

1143734 ALBERTA LTD., a corporation incorporated pursuant to the laws of Alberta (hereinafter referred to as "Purchaser")

WHEREAS Vendor wishes to sell the Assets and Purchaser wishes to purchase the Assets subject to and in accordance with the terms and conditions hereof;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and the mutual covenants and agreements hereinafter set forth, the Parties agree and covenant as follows:

ARTICLE 1 INTERPRETATION

1.1 Definitions

In this Agreement, including the recitals and the Schedules:

(a) "**Abandonment and Reclamation Obligations**" means all obligations to abandon the Wells and restore and reclaim the sites thereof, to decommission and remove the facilities and equipment comprised in the Tangibles and restore and reclaim the sites thereof and to reclaim and restore the lands to which the Surface Rights relate, including such obligations relating to Wells that were abandoned prior to the Effective Time;

(b) "**AFEs**" means the authorities for expenditure, if any, set forth in Schedule E;

(c) "**this Agreement**", " **herein**", "**hereto**", "**hereof**" and similar expressions refer to this Agreement of Purchase and Sale as amended from time to time;

(d) "**Aggregate Assets**" means all oil and gas properties held by ELM Energy Management Ltd. as drilling manager for itself and for other parties involved in concurrent transactions with Purchaser;

(e) "**Applicable Laws**" means applicable corporate and securities laws, regulations and rules, all policies thereunder and rules of applicable stock exchanges;

(f) "**Assets**" means the Petroleum and Natural Gas Rights, the Tangibles and the Miscellaneous Interests;

(g) **"Base Purchase Price"** means $38,192, subject to adjustment as provided herein;

(h) **"Business Day"** means any day which is not a Saturday, Sunday or statutory holiday in Calgary, Alberta;

(i) **"Closing"** means the transfer of legal and beneficial ownership of the Assets from Vendor to Purchaser and the completion of other matters incidental thereto as herein provided for;

(j) **"Closing Date"** means the later of (i) April 7, 2005 and (ii) the date which is one Business Day after Rock Energy Inc. has received regulatory approval to issue the Rock Energy Inc. shares pursuant to a share sale agreement dated on the date herein with Vendor, provided the Closing Date shall not be later than April 15, 2005;

(k) **"Closing Time"** means 9:59 a.m. Calgary time on the Closing Date, or such other time as mutually agreed to by the Parties;

(l) **"Consideration"** has the meaning ascribed thereto in Section 2.1;

(m) **"Data"** means all records, data and information owned by Vendor including Seismic Data directly relating to the Petroleum and Natural Gas Rights or the Tangibles, including well files, lease files, agreement files and production records (including the Title and Operating Documents);

(n) **"Effective Time"** means 12:01 a.m., Calgary time, on the 1st day of January, 2005;

(o) **"Environmental Liabilities"** means all environmental liabilities that relate to the Assets or that arise in connection with the ownership thereof or operations pertaining thereto, including, without limitation, liabilities related to or arising from:

(i) transportation, storage, use or disposal of toxic or hazardous substances;

(ii) release, spill, escape or emission of toxic or hazardous substances; or

(iii) pollution or contamination of or damage to the environment;

including, without limitation, liabilities to compensate Third Parties for damages and losses resulting from the items described in items (i), (ii) and (iii) above (including, without limitation, damage to property, personal injury and death) and obligations to take action to prevent or rectify damage to or otherwise protect the environment and, for purposes of this Agreement, "the environment" includes , without limitation, the air, the surface and subsurface of the earth, bodies of water (including, without limitation, rivers, streams, lakes and aquifers) and plant, human and animal life;

(p) **"GST"** means the goods and services tax payable pursuant to the GST Legislation;

(q) **"GST Legislation"** means the *Excise Tax Act*, 1980 RSC, c. E-15, as amended and the regulations thereunder;

(r) **"General Conveyance"** means the general conveyance in the form of Schedule "F";

(s) **"Interim Period"** means the period between the Effective Time and the Closing Date;

(t) "**Lands**" means the Petroleum Substances within, under or upon the lands described in the Land Schedule, subject to the restrictions and exclusions set forth therein as to Petroleum Substances and geological formations, and any other interests in oil and gas properties legally or beneficially owned by Vendor;

(u) "**Land Schedule**" means Schedule "A";

(v) "**Leases**" means the leases, licenses, permits and similar documents of title described in the Land Schedule by virtue of which the holder thereof is entitled to drill for, win, take, own or remove Petroleum Substances within, upon or under the Lands and includes, if applicable, all renewals and extensions of such documents and all documents issued in substitution therefore;

(w) "**Losses and Liabilities**" means, in relation to a Party, losses, costs, damages and expenses which such Party suffers, sustains, pays or incurs including legal fees on a "solicitor and his own client" basis;

(x) "**Miscellaneous Interests**" means Vendor's interests in all property, assets, interests and rights (other than the Petroleum and Natural Gas Rights and the Tangibles) directly related to the Petroleum and Natural Gas Rights or the Tangibles but only to the extent such property, assets, interests and rights are directly related to Petroleum and Natural Gas Rights or the Tangibles, including without limitation any and all of the following:

(i) contracts and agreements directly related to the Petroleum and Natural Gas Rights or the Tangibles including, without limitation, the Title and Operating Documents;

(ii) the Surface Rights;

(iii) the Data; and

(iv) the Wells, including well bores and casing,

but specifically excludes (a) Petroleum Substances produced prior to the Effective Time and (b) accounts receivable accruing prior to the Effective Time;

(y) "**Parties**" means the parties to this Agreement and "Party" means any one of them;

(z) "**Permitted Encumbrances**" means:

(i) liens for taxes, assessments and governmental charges for which payment is not due;

(ii) liens incurred or created in the ordinary course of business as security in favour of the person who is conducting the development or operation of the property to which such liens relate for Vendor's proportionate share of costs and expenses of such development or operation for which payment is not due;

(iii) mechanics', builders' and materialmen's liens in respect of services rendered or goods supplied for which payment is not due;

(iv) easements, rights of way, servitudes and other similar rights in land (including, without limitation, rights of way and servitudes for roads; railways; sewers; drains; gas and oil

pipelines; gas and water mains and electric light, power, telephone, telegraph and cable television conduits, poles, wires and cables);

(v) the right reserved to or vested in any municipality or government or other public authority by the terms of any lease, license, franchise, grant or permit or by any statutory provision, to terminate any such lease, license, franchise, grant or permit or to require annual or other periodic payments as a condition of the continuance thereof;

(vi) rights of general application reserved to or vested in any governmental authority to levy taxes on Petroleum Substances or any of them or the income therefrom, and governmental requirements and limitations of general application;

(vii) royalty burdens, liens, adverse claims, penalties, reductions in interests and other encumbrances set out (A) in the Land Schedule or (B) in the Title and Operating Documents to the extent that they would constitute Permitted Encumbrances under section 1.1(z)(i) to (vi) and (viii); and

(viii) the reservations, limitations, provisions and conditions in any original grants from the Crown or freehold lessors of any of the Lands or interests therein and statutory exceptions to title;

(aa) "**Petroleum and Natural Gas Rights**" means (i) all of the interest of Vendor in the Leases (to the extent they pertain to the Lands) including, without limitation, the interests that are attributed to Vendor in the Land Schedule, (ii) the fee simple interests (if any) in mines and minerals in the Lands attributed to Vendor in the Land Schedule, and (iii) all of the interest of Vendor (if any) in royalties, net profits interests and similar interests including, without limitation, the interests attributed to Vendor in the Land Schedule;

(bb) "**Petroleum Substances**" means crude oil, petroleum, natural gas, natural gas liquids, coalbed methane and other related hydrocarbons (except coal) and any and all other substances (including sulphur), whether liquid, solid or gaseous and whether hydrocarbons or not, produced in association therewith, the rights to which are granted pursuant to the Leases;

(cc) "**Prime Rate**" means the rate of interest, expressed as a rate per annum, designated by the main branch in Calgary of the Royal Bank of Canada, as the reference rate used by it to determine rates of interest charged by it on Canadian dollar commercial loans made in Canada and which is announced by such bank, from time to time, as its prime rate, provided that whenever such bank announces a change in such reference rate, the "Prime Rate" shall correspondingly change effective on the date the change in such reference rate is effective;

(dd) "**Right of First Refusal**" means a right of first refusal, preemptive right of purchase or similar right whereby a Third Party has the right to acquire or purchase a portion of the Assets as a consequence of Vendor having agreed to sell the Assets to Purchaser in accordance herewith;

(ee) "**Sale, Processing and Transportation Agreements**" means agreements for the sale of Petroleum Substances produced from the Lands or lands pooled or unitized therewith and agreements providing for the gathering, transportation, compression, processing, treatment or storage of Petroleum Substances produced from the Lands or lands pooled or unitized therewith, if any, set out in Schedule "C";

(ff) "**Seismic Data**" means seismic data owned by the Vendor, including surveyors' ground elevation records, shot point maps, drillers' logs, shooters' records, seismograph records, seismograph magnetic tapes, monitor records, field records and record sections, excluding maps and interpretations made therefrom;

(gg) "**Shares**" means 38,192 common shares in the capital of the Purchaser;

(hh) "**Specific Conveyances**" means all conveyances, assignments, transfers, novations and other documents or instruments that are reasonably required or desirable, in accordance with normal oil and gas industry practices, to convey, assign and transfer the Assets to Purchaser, or its nominee, and to novate Purchaser, or its nominee, into the Title and Operating Documents in the place and stead of Vendor with respect to the Assets;

(ii) "**Surface Rights**" means all rights to use or occupy the surface of lands (including, but not limited to, the Lands) which are used or held for use in connection with the Petroleum and Natural Gas Rights or the Tangibles, including rights to enter upon and occupy the surface of lands on which the Tangibles and the Wells are located and rights to use the surface of lands to gain access thereto;

(jj) "**Take or Pay Obligations**" means take or pay and similar obligations related to the Assets arising after the Effective Time as a result of payments made prior to the Effective Time by or on behalf of buyers of Petroleum Substances in lieu of or in satisfaction of their obligations to buy Petroleum Substances, including obligations to sell or deliver Petroleum Substances or any of them to a Third Party after the Effective Time without being entitled in due course to receive and retain full payment for such Petroleum Substances and obligations to repay such payments and\or interest thereon;

(kk) "**Tangibles**" means the interests of Vendor that are directly related to the Petroleum and Natural Gas Rights in all other tangible depreciable property and assets used or intended to be used in producing, processing, gathering, treating, storing, measuring or injecting Petroleum Substances or any of them from the Lands or lands pooled or unitized therewith or in connection with water injection or removal operations that pertain to the Petroleum and Natural Gas Rights, including, without limitation, all Wells, gas plants, oil batteries, production equipment, pipelines, pipeline connections, meters, dehydrators, motors, compressors, treaters, dehydrators, scrubbers, separators, pumps, tanks, boilers, inventory, and communication equipment;

(ll) "**Third Party**" means any partnership, corporation, trust, unincorporated organization, union, government, governmental department or agency, individual or any heir, executor, administrator or other legal representative of an individual other than a Party;

(mm) "**Title and Operating Documents**" means, to the extent directly related to the Petroleum and Natural Gas Rights or the Tangibles, (i) the Leases, (ii) assignments, trust declarations, operating agreements, royalty agreements, overriding royalty agreements, gross overriding agreements, participation agreements, farm-in agreements, sale and purchase agreements, pooling agreements, common stream agreements, easements, surface leases and pipeline crossing agreements, (iii) Sale, Processing and Transportation Agreements; (iv) agreements for construction, ownership and operation of gas plants, gas gathering systems and other facilities, (v) permits, licenses and approvals and (vi) other agreements which relate to the Petroleum and Natural Gas Rights or the Tangibles or the ownership, operation or exploitation thereof;

(nn) "**Vendor's Counsel**" means Bennett Jones LLP;

(oo) **"Vendor Financial Statements"** means the audited property financial statements relating to the Assets for the three year period ended December 31, 2004 to be provided by Vendor, to the extent reasonably possible, within 30 days after Closing;

(pp) **"Vendor GLJ Reserve Report"** means the reserve report effective December 31, 2004 prepared by GLJ on the petroleum and natural gas reserves of the Vendor; and

(qq) **"Wells"** means all wells (including without limitation producing, shut-in, suspended, capped, abandoned, injection and disposal wells) located on the Lands or lands pooled or unitized therewith.

1.2 Article, Section and Schedule References

Except as otherwise expressly provided, a reference in this Agreement to an "Article", "section", "subsection", "paragraph" or "Schedule" is a reference to an Article, Section, subsection, paragraph or schedule of or to this Agreement.

1.3 Interpretation Not Affected by Headings

The headings in this Agreement are for convenience only and shall not affect the construction or interpretation of this Agreement.

1.4 Included Words

When the context reasonably permits, words suggesting the singular shall be construed as suggesting the plural and vice versa, and words suggesting one gender shall be construed as suggesting other genders.

1.5 Schedules

The following Schedules are attached to and form a part of this Agreement:

Schedule "A" - Land Schedule
Schedule "B" - Intentionally left blank
Schedule "C" - Sale, Processing and Transportation Agreements
Schedule "D" - Lawsuits and Claims
Schedule "E" - Authorizations for Expenditure
Schedule "F" - General Conveyance
Schedule "G" - Officer's Certificate of Vendor
Schedule "H" - Officer's Certificate of Purchaser

Wherever any term or condition, express or implied, of such Schedules conflicts or is at variance with any term or condition in the body of this Agreement, such term or condition in the body of this Agreement shall prevail.

1.6 Currency

All currency references herein shall refer to Canadian dollars.

1.7 Knowledge

Where in this Agreement a Party makes a representation or warranty on the basis of knowledge or awareness of such Party, such knowledge or awareness consists only of the actual knowledge or awareness of the officers of such Party without further inquiry.

ARTICLE 2
PURCHASE AND SALE

2.1 Purchase and Sale

Upon the terms and subject to the conditions of this Agreement, Purchaser hereby agrees to purchase the Assets from Vendor and Vendor hereby agrees to sell and convey the Assets to Purchaser on the Closing Date at and for a consideration (the "**Consideration**") of 38,192 common shares of the Purchaser (the "**Shares**"), which the Parties agree have an aggregate value of $38,192 (the "**Shares Value**"). The Shares Value shall be referred to as the "**Base Purchase Price**".

2.2 Closing Funds

On the Closing Date, Purchaser shall deliver to Vendor the Shares, duly issued in the name of Vendor.

2.3 Allocation of Base Purchase Price

Subject to the adjustments made pursuant to Article 4, the Base Purchase Price shall be allocated among the Assets as follows:

(a)	to Petroleum and Natural Gas Rights	$30,553.00
(b)	to Tangibles	$ 7,638.00
(c)	to Miscellaneous Interests	$ 1.00
	TOTAL	$38,192.00

2.4 Section 85 Tax Election

The Parties agree that the sale and transfer of the Assets hereunder shall be made pursuant to the provisions of section 85 of the *Income Tax Act* (Canada), and that the agreed amounts for the transfer of the Assets, for the purposes of section 85 of the Act, shall be determined by the Vendor in its sole discretion, provided such agreed amounts shall be within the limits provided in the Act. Each Party agrees to execute, deliver and file such documents, election forms and the like as may be necessary to effect the same. Each Party covenants not to dissolve (or liquidate substantially all of its assets) until such election forms and documents have been executed, delivered and filed.

2.5 GST

(a) The Consideration does not include GST.

(b) Purchaser and Vendor shall elect jointly pursuant to subsection 167 of the GST Legislation with respect to the Assets (excluding the Petroleum and Natural Gas Rights). Purchaser shall prepare and file the prescribed form within the time referred to in subsection 167 of the GST Legislation.

(c) If the election contemplated in subsection 2.5(b) is determined to be invalid then Purchaser shall pay, in a timely fashion, to the appropriate government authority any applicable GST and any interest or penalties thereon in respect of the Assets.

(d) If the amount of any GST paid by Purchaser pursuant to this Section 2.5 is subject to audit by the relevant government authority, and it is determined by that government authority that an additional amount of tax or interest or penalties should be assessed, Purchaser shall be solely responsible for the payment of such additional amount.

(e) If, as a result of any adjustment made pursuant to Article 4, the amount of GST is increased or decreased, such increase or decrease shall be for the account of the Purchaser.

ARTICLE 3
CLOSING

3.1 Place of Closing

Unless otherwise agreed to in writing by the Parties, Closing shall take place at the Closing Time on the Closing Date at the offices of Vendor's Counsel.

3.2 Effective Time of Transfer

The transfer and assignment of the Assets from Vendor to Purchaser shall be effective as of the Effective Time. However, possession and title to the Assets shall not pass to Purchaser until Closing.

3.3 Deliveries at Closing

(a) At Closing, Vendor shall table the following:

(i) a certified copy of a special resolution of the shareholders and a certified copy of a resolution of the directors of the Vendor authorizing the execution and delivery of this Agreement and the completion of the sale of the Assets and all other transactions herein;

(ii) an officer's certificate of the Vendor in the form of Schedule G confirming the matters referred to in Section 6.1;

(iii) the section 167 GST election;

(iv) the section 85 rollover elections; and

(v) such other items as may be specifically required hereunder.

In addition, Vendor will execute the General Conveyance tabled by Purchaser.

(b) At Closing, Purchaser shall table the following:

(i) a certified copy of resolutions of the board of directors of Purchaser authorizing the execution and delivery of this Agreement and the completion of the purchase of the Assets and all other transactions herein;

(ii) the General Conveyance fully executed by Purchaser;

(iii) the amounts payable at Closing on account of the Consideration in accordance with Section 4;

(iv) an officer's certificate of Purchaser in the form of Schedule H confirming the matters referred to in Section 6.3;

(v) the share certificate or certificates representing the Shares issued in the name of Vendor; and

(vi) such other items as may be specifically required hereunder.

(c) The items tabled at Closing pursuant to subsections 3.3(a) and (b) shall be held in escrow until all of such items have been tabled, whereupon such escrow shall be terminated and the items described in subsection 3.3(a) shall be delivered to Purchaser and the items described in subsection 3.3(b) shall be delivered to Vendor and the Closing shall have occurred.

3.4 Delivery of Data

Vendor shall, as soon as is practicable after Closing, deliver to Purchaser original copies of the Data which they have in their possession, provided that if Vendor retains any interest in any property to which any of the Data relates, Vendor may retain a photocopy of such Data. If reasonably required by Vendor after Closing for the completion of tax returns or dealing with tax matters, Purchaser shall make original copies of Data available to Vendor.

3.5 Specific Conveyances

Vendor shall prepare the Specific Conveyances before Closing and circulate to Third Parties. Purchaser shall register all Specific Conveyances that require registration. Purchaser shall bear all costs incurred in registering any Specific Conveyances and registering any further assurances required to convey the Assets to it. Purchaser shall register all such Specific Conveyances promptly after Closing.

ARTICLE 4
ADJUSTMENTS

4.1 Costs and Revenues to be Apportioned

(a) Except as otherwise provided in this Article 4 and subject to all other provisions of this Agreement, the Parties will adjust and apportion expenditures and revenues of every kind and nature incurred, payable or paid in respect of the operation of the Assets including operating, maintenance, development and capital costs, proceeds from the sale of Petroleum Substances, royalties, property taxes, gas cost allowance (or similar allowances), prepayments and deposits, duties, taxes and assessments (other than income taxes), as at the Effective Time.

(b) The Vendor is entitled to the revenues and benefits from the ownership and operation of the Assets accrued prior to the Effective Time and is responsible for and will pay for the expenditures pertaining to the ownership, operation and development of the Assets incurred prior to the Effective Time.

(c) The Purchaser is entitled to the revenues and benefits from the ownership and operation of the Assets accrued from and after the Effective Time and is responsible for and will pay for the

expenditures pertaining to the ownership, operation and development of the Assets incurred from and after the Effective Time.

(d) All statements prepared under this Article 4 will be prepared as contemplated herein and in accordance with generally accepted accounting principles applying the accrual method.

(e) Two Business Days prior to the Closing Date, the Vendor shall deliver to the Purchaser a written interim statement of adjustments under this Agreement and the Vendor will make available to representatives of the Purchaser all information necessary for the Purchaser to confirm the calculations in the statement. The Parties will cooperate in settling the adjustments and payment to be made on an interim basis and the amount so agreed will be employed for the purposes of the Closing and completion of the transactions contemplated by this Agreement. For the purposes of the interim statement of adjustments, there shall be an accrual of net operating revenue from the Assets.

(f) By September 15, 2005, the Parties will have cooperated and prepared a final statement of all adjustments and payments to be made pursuant to this Agreement. Upon agreement as to all adjustments and payments to be made, the net amount will be remitted by the Party who in the net result is obliged to make payment and in the event Purchaser is entitled to an adjustment in its favour, such amount shall be set-off from any amount paid to Vendor under Section 2.2. No further adjustment shall be permitted or effected after September 15, 2005, subject to 4.1(h) and (i).

(g) Notwithstanding the preceding subclause, each Party will have the right, following the Closing Date until September 15, 2005, to examine, copy and audit the records of the other Parties relative to the Assets for the purpose of effecting or verifying adjustments required under this Article. The auditing Party will, upon reasonable notice, conduct that audit at its sole expense during normal business hours at the offices of the audited Party or at such other premises where those records are maintained. Any claims of discrepancies disclosed by that audit will be made in writing to the audited Party as soon as reasonably practicable. That Party will respond in writing to any such claims as soon as reasonably practicable. The Parties will use good faith efforts to resolve any outstanding claims of discrepancies by September 15, 2005.

(h) If the Parties cannot resolve any outstanding claims of discrepancies by September 15, 2005 pursuant to section 4.1(g), the matter may be referred to binding arbitration by either Party under the provisions of the *Arbitration Act* (Alberta) provided notice of such claim must be given by the claiming Party to the other Party on or before September 15, 2005. Nothing in this section 4.1 shall be construed as permitting an adjustment resulting from a re-assessment of the value of the Assets. No net adjustment(s) for the benefit of Purchaser shall exceed in the aggregate the Holdback Amount, and the Vendor shall have no liability pursuant to this section 4.1 in excess of the Holdback Amount.

(i) Notwithstanding section 4.1(f), the Parties acknowledge that any net benefits to Vendor resulting from all joint venture and other audits commenced by Vendor or its agents before September 15, 2005 respecting periods prior to the Effective Time shall be credited to Vendor (and paid in conjunction with the remittance of any funds pursuant to Section 2.2) if such benefits have either been received by Purchaser on behalf of Vendor prior to September 15, 2005, or the payor of such amount has confirmed in writing to each of Vendor and Purchaser by September 15, 2005 that the amount is owing and that it will be paid to Purchaser as soon as reasonably practicable.

(j) All payments made after the Effective Time are to be paid within fifteen (15) days after the amount is determined and, if not paid within the fifteen (15) days, will thereafter bear interest until paid at a rate of interest equal to the Prime Rate plus one (1%) percent compounded annually.

(k) All freehold mineral taxes, surface and mineral lease rentals and any similar payments made by the Vendor to preserve any of the Leases or any Surface Rights shall be apportioned between the Vendor and the Purchaser as at the Effective Time.

ARTICLE 5
CONDITIONS OF CLOSING

5.1 Purchaser's Conditions

The obligation of Purchaser to purchase the Assets pursuant hereto is subject to the satisfaction at or prior to the Closing Date of the following conditions, which are for the exclusive benefit of Purchaser and may be waived by Purchaser:

(a) **Representations**: the representations and warranties made by Vendor in Section 6.1 hereof shall be true as of the Closing Date as if made on and as of such date (except for representations and warranties which refer to another date, which shall be true as of that date) and Vendor shall have provided to Purchaser a certificate of two officers of Vendor certifying as to such matters on the Closing Date and Purchaser shall have no knowledge to the contrary;

(b) **Opinion:** Vendor shall have provided Purchaser and Burnet, Duckworth & Palmer LLP with opinions of Vendor's Counsel, dated the Closing Date and addressed to Purchaser and to Burnet, Duckworth & Palmer LLP, to the effect that:

(i) Vendor is duly incorporated and validly existing under the laws of the Province of Alberta and Vendor has full power and authority to enter into this Agreement and perform its obligations hereunder;

(ii) all necessary corporate proceedings of Vendor have been taken to fully, validly and effectively authorize this Agreement and the transactions contemplated herein, the performance by Vendor of its obligations hereunder, and the execution and delivery by Vendor of this Agreement and all documents delivered pursuant hereto;

(iii) the execution and delivery by Vendor of this Agreement and all documents delivered pursuant hereto, the performance by Vendor of its obligations hereunder and thereunder and the consummation of the transactions contemplated herein and therein will not result in the breach of or violate any term or provision of the partnership agreement which governs Vendor; and

(iv) this Agreement has been, and the documents delivered pursuant hereto will be, duly executed and delivered by Vendor, as the case may be, and this Agreement is, and such other documents will be, valid and binding on Vendor and enforceable in accordance with their respective terms (subject to qualifications regarding the availability of equitable remedies and the general limitations in the enforcement of creditors' rights);

In giving such opinion, Vendor's Counsel may rely, in respect of matters governed by the laws of any jurisdiction other than the Province of Alberta or the laws of Canada applicable therein, upon

the opinion of local counsel in such jurisdiction provided that Vendor's Counsel is of the opinion that the opinion of such local counsel is one upon which Vendor's Counsel may properly rely and, in respect of matters of fact, upon certificates of the officers of Vendor or any other appropriate persons acceptable to Burnet, Duckworth & Palmer LLP;

(c) **No Material Change:** there shall have been no material adverse change, financial or otherwise, in the assets, liabilities, business, operations, prospects, affairs, capital or financial condition of Vendor from that disclosed in the Vendor's GLJ Reserve Report or any occurrences or circumstances which have resulted or might reasonably be expected to result in a material adverse change thereto (other than a change due to changes in general economic conditions (including commodity prices) applicable to corporations conducting business similar to that of Vendor) except as have been previously disclosed to Purchaser prior to the date hereof;

(d) **Obligations:** all obligations of Vendor contained in this Agreement to be performed prior to or at Closing shall have been timely performed in all material respects;

(e) **No Actions:** no action or proceeding shall have been instituted or threatened by anyone before any court or governmental agency to obtain damages in respect of this Agreement or to restrain or prohibit the consummation of the transactions contemplated herein; and

(f) **Deliveries:** all documents to be delivered by Vendor to Purchaser at Closing pursuant hereto shall have been delivered by Vendor to Purchaser at the time and in the form stipulated in this Agreement.

If any of the foregoing conditions has not been complied with or waived by Purchaser at or before the Closing Date, Purchaser may, in addition to any other remedies which it may have available to it, terminate its obligations to purchase the Assets by written notice to Vendor specifying what conditions have not been satisfied.

5.2 Vendor's Conditions

The obligation of Vendor to sell the Assets pursuant hereto is subject to the satisfaction at or prior to the Closing Date of the following conditions, which are for the exclusive benefit of Vendor and may be waived by Vendor:

(a) **Representations:** The representations and warranties made by Purchaser in Section 6.3 of this Agreement shall be true as of the Closing Date as if made on and as of such date (except for representations and warranties which refer to another date, which shall be true as of that date), Purchaser shall have provided to Vendor a certificate of one officer of Purchaser certifying as to such matters on the Closing Date and Purchaser shall have no actual knowledge to the contrary;

(b) **Opinion:** Purchaser shall have provided a Bennett Jones LLP opinion dated the Closing Date and addressed to Burnet, Duckworth & Palmer LLP relating to the following matters:

(i) Purchaser is a corporation duly continued and validly existing under the laws of the Province of Alberta and has full power and authority to enter into this Agreement and perform its obligations hereunder;

(ii) all necessary corporate proceedings of Purchaser have been taken to fully, validly and effectively authorize this Agreement and the transactions contemplated herein, the

performance by Purchaser of its obligations hereunder, and the execution an delivery by Purchaser of this Agreement and all documents delivered pursuant hereto;

(iii) the execution and delivery by Purchaser of this Agreement and all documents delivered pursuant hereto, the performance by Purchaser of its obligations hereunder and thereunder and the consummation of the transactions contemplated herein and therein will not result in the breach of or violate any term or provision of the articles or by-laws of Purchaser; and

(iv) this Agreement has been, and the documents delivered pursuant hereto will be, duly executed and delivered by Purchaser and this Agreement is, and such other documents will be, valid and binding on Purchaser and enforceable in accordance with their terms (subject to qualifications regarding the availability of equitable remedies and the general limitations on the enforcement of creditors' rights).

In giving such opinion, Bennett Jones LLP may rely, in respect of matters governed by the laws of any jurisdiction other than the Province of Alberta or the laws of Canada applicable therein, upon the opinion of local counsel in such jurisdiction provided that Bennett Jones LLP is of the opinion that the opinion of such local counsel is one upon which Bennett Jones LLP may properly rely and, in respect of matters of fact, upon certificates of senior officers of Purchaser or any other appropriate persons acceptable to Burnet, Duckworth & Palmer LLP;

(c) **No Material Change:** there shall have been no material adverse change, financial or otherwise, in the assets, liabilities, business, operations, prospects, affairs, capital or financial condition of Purchaser from that disclosed in the Purchaser's Financial Statements or any occurrences or circumstances which have resulted or might reasonably be expected to result in a material adverse change thereto (other than a change due to changes in general economic conditions (including commodity prices) applicable to corporations conducting business similar to that of Purchaser) except as have been previously disclosed to Vendor prior to the date hereof;

(d) **Obligations:** all obligations of Purchaser contained in this Agreement to be performed prior to or at Closing shall have been timely performed in all material respects; and

(e) **Payment and Deliveries:** all amounts to be paid or documents to be delivered by Purchaser to Vendor at Closing pursuant hereto shall have been paid or delivered, as the case may be, to Vendor by Purchaser at the time and in the form stipulated in this Agreement.

If any of the foregoing conditions precedent has not been complied with, or waived by Vendor at or before the Closing Date, Vendor may, in addition to any other remedies which it may have available to it, terminate its obligations to sell the Assets to Purchaser by written notice from Vendor to Purchaser specifying what conditions have not been satisfied.

5.3 Mutual Closing Conditions

The obligations of the Parties to complete the transactions contemplated herein are subject to fulfillment of the following conditions precedent on or before the Closing Date or such other time as is specified below:

(a) **Approval:** The board of directors and the shareholders of Vendor shall have authorized the completion of the purchase of the Assets and all other transactions herein;

(b) **No Action:** There shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

(i) makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the transactions contemplated by this Agreement or any other transactions contemplated herein; or

(ii) results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein; and

(c) **Consents:** Vendor and Purchaser shall have obtained all consents, approvals and authorizations (including, without limitation, all stock exchange, securities commission and other regulatory approvals) required or necessary in connection with the transactions contemplated herein on terms and conditions reasonably satisfactory to Vendor and Purchaser.

The foregoing conditions are for the mutual benefit of Purchaser and Vendor and may be waived, in whole or in part, by Purchaser and Vendor together, at any time. If any of the said conditions precedent shall not be complied with or waived as aforesaid on or before the date required for the performance thereof, Purchaser and Vendor may, in addition to the other remedies it may have at law or in equity, rescind and terminate this Agreement by written notice to the other Party.

5.4 Efforts to Fulfill Conditions Precedent

Each Party shall proceed diligently and in good faith and use all reasonable efforts to satisfy the conditions precedent which are for its benefit or the mutual benefits of the Parties, and assist in the satisfaction of the conditions precedent which are for the benefit of the other Party, such that all such conditions precedent can be fulfilled and satisfied as soon as practicable.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES

6.1 Representations and Warranties of Vendor

The Vendor represents and warrants to Purchaser that:

(a) **Standing:** the Vendor is a corporation duly formed and validly existing under the laws of Alberta, is authorized to carry on business in all jurisdictions in which the Assets are located, and now has all the requisite power and authority to sell, assign, transfer and convey the Assets to Purchaser in accordance with this Agreement;

(b) **No Conflicts:** the consummation of the transactions contemplated herein will not violate, nor be in conflict with, any of the constating documents, by-laws, agreements or other governing documents of the Vendor or any judgment, decree, order, law, statute, rule or regulation applicable to Vendor;

(c) **Execution of Documents:** this Agreement has been duly executed and delivered by the Vendor and all other documents (including the General Conveyance and the Specific Conveyances) executed and delivered by Vendor pursuant hereto will be duly executed and delivered by the Vendor, and this Agreement does, and such documents will, constitute legal, valid and binding

obligations of the Vendor enforceable in accordance with their respective terms, subject to bankruptcy, insolvency, preference, reorganization, moratorium and other similar laws affecting creditors' rights generally and the discretion of courts with respect to equitable or discretionary remedies and defences;

(d) **Finders' Fees:** Vendor has not incurred any obligation or liability, contingent or otherwise, for brokers' or finders' fees in respect of this transaction for which Purchaser shall have any obligation or liability;

(e) **No Authorizations:** no authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body exercising jurisdiction over the Assets or Vendor is required for the due execution, delivery and performance by Vendor of this Agreement, other than authorizations, approvals or exemptions previously obtained and currently in force;

(f) **Title:** except for the Permitted Encumbrances, the Assets are free and clear of all liens, mortgages, royalties, encumbrances and adverse claims created by, through or under Vendor; and, except as expressly set forth elsewhere in this Agreement, Vendor does not otherwise make any representation, warranty or covenant as to title to or the encumbrances or burdens affecting the Assets;

(g) **No Lawsuits or Claims:** Except as set forth in Schedule D, Vendor has not received notice of any actions, suits, proceedings or claims with respect to, or in any manner making a claim adverse to the ownership of the Assets or affecting the use or operation of the Assets, which if determined against Vendor would, individually or in the aggregate, have a material adverse effect on the Assets or any of them;

(h) **Rights of First Refusal:** The sale of the Assets pursuant hereto is not subject to any Rights of First Refusal created by, through or under Vendor, and the sale of the Assets by Vendor shall represent a sale of all or substantially all of Vendor's petroleum and natural gas rights in the province where the Assets are situated;

(i) **Sale, Processing and Transportation Agreements:** except as set forth in Schedule "C", Vendor is not a party to or bound by any Sale, Processing and Transportation Agreements which cannot be terminated without penalty on notice from Vendor of 60 days or fewer;

(j) **Take or Pay:** there are no Take or Pay Obligations related to the Assets;

(k) **No Default:** Vendor is not in default under and, to Vendor's knowledge, no condition exists that with notice or lapse of time or both would constitute a default under:

(i) any loan agreement, evidence of indebtedness, or instrument granting a security interest to which Vendor is a party and by which the Assets are bound; or

(ii) any judgment, order or injunction of any court, arbitrator or governmental entity;

which default or potential default would, either singly or in the aggregate, reasonably be expected to have a material adverse effect on the Assets or rights derived therefrom;

(l) **Operations:** Except to the extent that would not have a material adverse effect:

(i) where Vendor or any of its Affiliates was the operator, all Operations related to the Assets have been conducted in compliance with laws and regulations; and

(ii) where Vendor or any of its Affiliates was not the operator, to the knowledge of Vendor, all Operations related to the Assets have been conducted in compliance with laws and regulations;

except to the extent cured or rectified prior to the date hereof;

(m) **Production Allowables:** To Vendor's knowledge:

(i) none of the Wells has been produced in excess of applicable production allowables imposed by any law or regulations except to the extent that has been resolved through production penalties that are no longer applicable; and

(ii) Vendor has no knowledge of any impending change in production allowables imposed by applicable law or any governmental regulatory agency that may be applicable to any of the Wells, other than changes of general application;

(n) **Compliance with Law:** To Vendor's knowledge, Vendor and each of its subsidiaries and partnerships (if any) has complied with and is in compliance with all laws or regulations applicable to the operation of its business, including all Applicable Laws, except where failure to do so would not have a material adverse effect on the Assets, and Vendor has all licenses, permits, orders or approvals of, and has made all required registrations with, any government or regulatory body that are material to the Assets;

(o) **Outstanding AFEs:** Except as set forth in Schedule E, there are no outstanding authorizations for expenditure pertaining to any Assets or any other commitments, approvals or authorizations pursuant to which an expenditure may be required to be made in respect of the Assets after the Effective Time for which the share attributable to the Aggregate Assets exceeds $50,000;

(p) **ARTC:** The Assets are not restricted properties for the purpose of Alberta Royalty Tax Credit eligibility;

(q) **Obligations to ELM:** At Closing, Vendor shall have no obligations owing to 967338 Alberta Ltd. for which Purchaser might be responsible;

(r) **Royalties Paid:** To Vendor's knowledge, all royalties and rentals payable under the Title and Operating Documents and all *ad valorem*, property, production, severance and similar taxes and assessments based upon or measured by the ownership of its Assets or the production of Petroleum Substances from the Lands or the receipt of proceeds therefrom have been properly paid in full and in a timely manner;

(s) **Permits and Licences:**

(i) Vendor or the relevant operator has obtained all licences, permits, approvals and authorizations relating to the ownership, use or operation of the Assets that are required under applicable law in order for Vendor to own the Assets and for the use and operation of the Assets;

(ii) Vendor has not received any notice of default under or non-compliance with the terms of any such licence, permit, approval or authorization; and

(iii) all such licences, permits, approvals and authorizations are in good standing;

except in all cases, where a contrary fact or circumstance would not have a material adverse effect;

(t) **Tax Residence:** Vendor is not a non-resident of Canada within the meaning of Section 116 of the *Income Tax Act* R.S.C. 1985, c. 1 (5th Supplement) as amended;

(u) **Financial Statements:** the Vendor Financial Statements will be prepared, to the extent reasonably possible by third party auditors, within 30 days after Closing in accordance with generally accepted accounting principles applicable in Canada applied on a basis consistent with that of prior periods (except as stated therein) and present fairly the results of operations for the Assets for the then periods ended;

(v) **Information Provided to GLJ:** Vendor has made available to GLJ prior to the issuance of the Vendor GLJ Reserve Report, all information material to an adequate determination of oil and gas reserves, none of such information contained a material misrepresentation and (other than as may be affected by the disposition of petroleum and natural gas assets in the ordinary course) Vendor has no knowledge of any material adverse change to the oil and gas reserves of Vendor since the effective date of the Vendor GLJ Reserve Report;

(w) **Information:** Vendor has not, prior to the date of this Agreement, intentionally withheld any material information and data in Vendor's possession or control that pertains to the Assets or rights derived therefrom;

(x) **Qualification:** Vendor is duly qualified to carry on business in each jurisdiction in which the nature of its business or the Assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified will not have a material adverse effect on the Assets, taken as a whole;

(y) **Conduct of Business:** Vendor and each of its subsidiaries and partnerships, if any, has conducted and is conducting its business in accordance with good oilfield practices and in compliance in all material respects with all Applicable Laws, rules and regulations and, in particular, all applicable licensing and environmental legislation, regulations or by-laws or other lawful requirements of any governmental or regulatory bodies applicable to Vendor and each of its subsidiaries and partnerships of each jurisdiction in which it carries on business and holds all licenses, registrations and qualifications material to its business and assets in all jurisdictions in which it carries on business and where the failure to so conduct business or being such compliance would have a material adverse effect on the business of Vendor, taken as a whole, which are necessary or desirable to carry on the business of Vendor and its subsidiaries and partnerships, as now conducted, and none of such licenses, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or is likely to have any material adverse effect, financial or otherwise, on the business of Vendor, taken as a whole; and

(z) **Title:** Vendor is not aware of any defects, failures or impairments in the title of Vendor and each of its subsidiaries and partnerships, if any, to its oil and gas properties or facilities whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by

any third party, which in aggregate could have a material adverse effect, financial or otherwise, on the business of Vendor.

6.2 Negation of Other Representations

No Party makes any representations or warranties (whether in contract or in tort) except as expressly set forth in this Section 6.1 and Section 6.3 and, in particular, and without limitation, each Party hereby expressly negates any representations or warranties with respect to:

(a) any data or information supplied by a Party to the other or its representatives;

(b) the quality, quantity or recoverability of Petroleum Substances within or under the Lands or any lands pooled or unitized therewith;

(c) the value of the Assets or the future cash flow therefrom; or

(d) the quality, condition, fitness or merchantability of any tangible depreciable equipment or property, interests in which are comprised in.the Assets. .

Except as expressly set forth in this Section 6.1 and Section 6.3, each Party acknowledges and confirms that it has not relied on any data, information or advice from the other Party with respect to any or all of the matters specifically enumerated in this section 6.2 in connection with the transaction pursuant hereto, and each Party confirms that it has not relied on any covenants, representations or warranties outside this Agreement.

6.3 Representations and Warranties of Purchaser

Purchaser represents and warrants to Vendor, that:

(a) **Standing:** Purchaser is a corporation, duly continued and validly existing under the laws of Alberta, and now has the requisite corporate power and authority to purchase and pay for the Assets in accordance with this Agreement;

(b) **No Conflicts:** the consummation of the transactions contemplated by this Agreement will not violate, nor be in conflict with, the constating documents, by-laws or governing documents of Purchaser or any judgment, decree, order, law, statute, rule or regulation applicable to Purchaser;

(c) **Execution of Documents:** this Agreement has been duly executed and delivered by Purchaser and all other documents (including the General Conveyance and the Specific Conveyances) executed and delivered by Purchaser pursuant hereto will be duly executed and delivered by Purchaser, and this Agreement does, and such documents will, constitute legal, valid and binding obligations of Purchaser enforceable in accordance with their respective terms, subject to bankruptcy, insolvency, preference, reorganization, moratorium and other similar laws affecting creditors' rights generally and the discretion of the courts with respect to equitable or discretionary remedies and defenses;

(d) **Finders' Fees:** Purchaser has not incurred any obligations or liability, contingent or otherwise, for brokers' or finders' fees in respect of this transaction for which Vendor shall have any obligation or liability;

(e) **No Authorizations:** No authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body exercising jurisdiction over the Assets or Purchaser is required for the due execution, delivery and performance by Purchaser of this Agreement, other than authorizations, approvals or exemptions previously obtained and currently in force;

(f) **Authorized and Issued Shares:** the Shares issued to Vendor pursuant hereto shall be duly and validly issued and be fully paid and non-assessable common shares in the share capital of Purchaser;

(g) **Residency:** Purchaser is a Canadian for the purposes of the *Investment Canada Act*, R.S.C. 1985, c. 28 (1st Supp.);

(h) **Business of Purchaser:** Purchaser has all requisite power and authority to carry on its business;

(i) **No Encumbrances:** The Shares at Closing will be validly issued by Purchaser to Vendor in accordance with the by laws and articles of Purchaser, will be fully paid and non assessable and Vendor shall have good and marketable title thereto, free of any liens, pledges, voting trusts, proxies, adverse claims and other encumbrances;

(j) **No Lawsuits or Claims:** Purchaser has not received notice of any actions, suits, proceedings or claims with respect to its assets or shares, which if determined against Purchaser would, individually or in the aggregate, have a material adverse effect on the Shares and rights derived therefrom;

(k) **No Default:** Purchaser is not in default under and, to Purchaser's knowledge, no condition exists that with notice or lapse of time or both would constitute a default under:

(i) any loan agreement, evidence of indebtedness, or instrument granting a security interest to which Purchaser is a party or by which Purchaser or any of its assets are bound; or

(ii) any judgment, order or injunction of any court, arbitrator or governmental entity;

which default or potential default would, either singly or in the aggregate, reasonably be expected to have a material adverse effect on the Shares or rights derived therefrom;

(l) **Qualification:** Purchaser is duly qualified to carry on business in each jurisdiction in which the nature of its business or the property or assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified will not have a material adverse effect on the business, assets, properties, condition (financial or otherwise), results of operations or prospects of the Purchaser, taken as a whole;

(m) **Compliance with Law:** To Purchaser's knowledge, Purchaser and each of its subsidiaries and partnerships, if any, has complied with and is in compliance with all laws or regulations applicable to the operation of its business, including all Applicable Laws, except where failure to do so would not have a material adverse effect on the business, assets, properties, condition (financial or otherwise), results of operations or prospects of Purchaser, taken as a whole, and Purchaser and each of its subsidiaries and partnerships has all licenses, permits, orders or approvals of, and has made all required registrations with, any government or regulatory body that are material to the conduct of its business;

(n) **Authorized Capital:** the authorized capital of Purchaser consists of unlimited number of common shares;

(o) **Options and Similar Rights:** except pursuant to this agreement, no person has any agreement, option, right or privilege (including, without limitation, whether by law, pre-emptive right, contract or otherwise) to purchase, subscribe for, convert into, exchange for or otherwise require the issuance of, nor any agreement, option, right or privilege capable of becoming any such agreement, option, right or privilege, any of the unissued shares or other securities of Purchaser;

(p) **Minute Books:** the minute books of Purchaser are true and correct in all material respects and contain the minutes of all meetings and all resolutions of the directors and shareholders thereof;

(q) **No Changes:** since its incorporation, Purchaser has:

(i) not amended its articles, by-laws or other governing documents; and

(ii) has not conducted any business;

(r) **Securities Orders:** no securities commission or similar regulatory authority has issued any order preventing or suspending trading of any securities of Purchaser, and Purchaser is not in default of any requirement of Applicable Laws;

(s) **No Changes:** since December 31, 2004, Purchaser has:

(i) not amended its articles, by-laws or other governing documents; and

(ii) has not conducted any business;

(iii) conducted its business in all material respects in the usual, ordinary and regular course and consistent with past practice;

(iv) not suffered any material adverse change, financial or otherwise, in its business, financial condition, assets, properties, liabilities or operations (taken as a whole) or any occurrences or circumstances which have resulted or might reasonably be expected to result in a material adverse change thereto (other than changes attributable to fluctuations in the prices of commodities); and

(v) not made any change in its accounting principles and practices as theretofore applied including, without limitation, the basis upon which its assets and liabilities are recorded on its books and its earnings and profits and losses are ascertained;

(t) **Conduct of Business:** Purchaser and each of its subsidiaries and partnerships has conducted and is conducting its business in accordance with good oilfield practices and in compliance in all material respects with all Applicable Laws, rules and regulations and, in particular, all applicable licensing and environmental legislation, regulations or by-laws or other lawful requirements of any governmental or regulatory bodies applicable to Purchaser and each of its subsidiaries and partnerships of each jurisdiction in which it carries on business and holds all licenses, registrations and qualifications material to its business and assets in all jurisdictions in which it carries on business and where the failure to so conduct business or being such compliance would have a material adverse effect on the business of Purchaser, taken as a whole, which are necessary

or desirable to carry on the business of Purchaser and its subsidiaries and partnerships, as now conducted, and none of such licenses, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or is likely to have any material adverse effect, financial or otherwise, on the business of Purchaser, taken as a whole; and

(u) **Taxes:** except as disclosed in writing to Vendor, Purchaser has duly and timely filed, in proper form, returns in respect of taxes under the *Income Tax Act*, the *Alberta Corporate Tax Act* (Alberta), the income tax legislation of any other province of Canada or any foreign country in which it carries on business or to the jurisdiction of which it is otherwise subject, the *Mines and Minerals Tax Act* (Alberta), the *Freehold Mineral Rights Tax Act* (Alberta) and similar legislation of other provinces having jurisdiction over the affairs of Purchaser and each of its subsidiaries, and the *Excise Tax Act* (Canada) for all prior periods in respect of which such filings have heretofore been required, and all taxes shown thereon and all taxes owing with respect to periods ending on or prior to December 31, 2004 have been paid or accrued on the books of Purchaser calculated in accordance with Canadian generally acceptable accounting principles and all payments by Purchaser and each of its subsidiaries to any non-resident of Canada have been made in accordance with all applicable legislation in respect of withholding tax; Purchaser and each of its subsidiaries has withheld from each payment made to any of its officers, directors, former directors and employees the amount of all taxes (including, without limitation, income tax) and other deductions required to be withheld therefrom and has paid the same to the proper tax or other authority within the time required under any applicable tax legislation; Purchaser and each of its subsidiaries has made all installment payments required to be made prior to the date hereof under all applicable tax legislation; and Purchaser and each of its subsidiaries has paid all taxes which are due and payable as at the date hereof.

6.4 Limitation

No claim under this Article 6 shall be made or be enforceable by a Party unless written notice of such claim, with reasonable particulars, is given by such Party to the Party against whom the claim is made within a period of twelve (12) months from the Closing Date. No claim shall be made by a Party in respect of the representations and warranties made by the other Party in this Agreement except pursuant to this Article 6 or Sections 7.4 and 7.5.

ARTICLE 7
INDEMNITIES

7.1 General Indemnity

Purchaser shall be liable to Vendor for and shall, in addition, indemnify Vendor from and against all Losses and Liabilities suffered, sustained, paid or incurred by Vendor which arise out of any matter or thing occurring or arising from and after the Effective Time and which relates to the Assets, provided that Purchaser shall not be liable to Vendor under this section 7.1 in respect of Losses and Liabilities that are directly related to a breach of Vendor's representations and warranties under section 6.1 that has been notified by Purchaser to Vendor within a period of twelve (12) months from the Closing Date.

7.2 Abandonment and Reclamation

Purchaser shall be responsible for the timely performance of all Abandonment and Reclamation Obligations pertaining to the Assets. Purchaser shall be liable to Vendor for and shall, in

addition, indemnify Vendor from and against all Losses and Liabilities suffered, sustained, paid or incurred by Vendor should Purchaser fail to perform such Abandonment and Reclamation Obligations.

7.3 Environmental Matters

Purchaser shall be liable to Vendor for and shall, in addition, indemnify Vendor from and against all Losses and Liabilities suffered, sustained, paid or incurred by Vendor which pertain to Environmental Liabilities pertaining to or caused by the Assets or operations thereon or related thereto, however and by whomsoever caused, and whether such Environmental Liabilities occur or arise in whole or in part prior to, at or subsequent to the Effective Time. Purchaser shall not be entitled to exercise and hereby waives any rights or remedies Purchaser may now or in the future have against Vendor in respect of such Environmental Liabilities, whether such rights and remedies are pursuant to the common law or statute or otherwise, including without limitation, the right to name Vendor as a third party to any action commenced by any Third Party against Purchaser.

7.4 Vendor's Indemnities for Representations and Warranties

Vendor shall be liable to Purchaser for and shall, in addition, indemnify Purchaser and from and against, Losses and Liabilities suffered, sustained, paid or incurred by Purchaser because of any of the representations and warranties contained in Section 6.1 being inaccurate or untruthful, provided that written notice of such claim, with reasonable particulars, is given by Purchaser to Vendor within a period of twelve (12) months from the Closing Date.

7.5 Purchaser's Indemnities for Representations and Warranties

Purchaser shall be liable to Vendor for and shall, in addition, indemnify Vendor from and against, Losses and Liabilities suffered, sustained, paid or incurred by Vendor because of any of the representations and warranties contained in Section 6.3 being inaccurate or untruthful, provided that written notice of such claim, with reasonable particulars, is given by Vendor to Purchaser within a period of twelve (12) months from the Closing Date.

7.6 General Limitation on Liability

The indemnities provided in Sections 7.1 to 7.5 inclusive (whether in respect of a Third Party claim or direct damages suffered by a Party or its Representatives or otherwise) shall not apply to the extent that the Losses and Liabilities are reimbursed by insurance or are caused by the gross negligence, wilful default or wilful misconduct of the Party claiming indemnity or any of such Party's Representatives.

7.7 Limitations and Exclusions

(a) Notwithstanding anything herein to the contrary, no Party nor any of such Party's Representatives shall have any liability or obligation to indemnify any other Party or its Representatives in respect of any breach of any representation, warranty, covenant or any indemnity herein or hereunder or in any document delivered pursuant hereto in respect of any individual matter unless the Losses and Liabilities suffered or incurred by the claiming Party (or its Representatives) in respect of such individual matter exceeds $50,000 and the indemnifying party shall be liable to the claiming party for all such Losses and Liabilities. For clarity such $50,000 amount shall be a threshold and not a deductible.

(b) Notwithstanding herein anything to the contrary, no Party or its Representatives shall have any liability to any other Party or its Representatives hereunder in respect of any Losses and Liabilities that consist of indirect, special, consequential or punitive damages.

ARTICLE 8
MAINTENANCE OF ASSETS

8.1 Maintenance of Assets Prior to Closing

During the Interim Period, Vendor shall, to the extent that the nature of its interest permits, and subject to the Title and Operating Documents and any other agreements and documents to which the Assets are subject:

(a) maintain the Assets in a proper and prudent manner in accordance with good oil and gas industry practices, including maintaining adequate insurance, in material compliance with all applicable laws, rules, regulations, orders and directions of governmental and other competent authorities;

(b) without the prior written consent of Purchaser, refrain from committing any single expenditure or series of related expenditures that exceeds $25,000 and that is not in the ordinary course of the business of Vendor;

(c) continue in force all existing policies of insurance or renewals thereof presently maintained by Vendor;

(d) pay or cause to be paid all costs and expenses relating to the Assets which become due from the date hereof to the Closing Date; and

(e) perform and comply with all covenants and conditions contained in the Title and Operating Documents and any other agreements and documents to which the Assets are subject.

8.2 Consent of Purchaser

Notwithstanding Section 8.1, during the Interim Period, Vendor shall not, without the written consent of Purchaser, which consent shall not be unreasonably withheld by Purchaser and which, if provided, will be provided in a timely manner:

(a) make any commitment or propose, initiate or authorize any capital expenditure with respect to the Assets in excess of $25,000 except in case of an emergency or in respect of amounts which Vendor are committed to expend or are deemed to authorize without their specific authorization or approval;

(b) surrender or abandon any of the Assets;

(c) conduct any activity or operations that would otherwise be detrimental to this Agreement;

(d) take any action, refrain from taking any action, permit any action to be taken or not taken, inconsistent with this Agreement, which might directly or indirectly interfere or affect the consummation of the transactions contemplated by this Agreement;

(e) amend or terminate any Title and Operating Documents or enter into any new agreement or commitment relating to the Assets; or

(f) sell, encumber or otherwise dispose of any of the Assets or any part or portion thereof except sales of Petroleum Substances in the normal course of business.

8.3 Purchaser's Covenants

(a) Purchaser covenants and agrees that during the Interim Period other than as contemplated herein, it will not, directly or indirectly, do or permit to occur any of the following:

(i) conclude any other material corporate acquisition or disposition, amalgamation, merger, arrangement or purchase or sale of assets or make any other material change to the business, capital or affairs of Purchaser;

(ii) issue any Shares;

(iii) split, combine or re-classify the outstanding shares of Purchaser, or declare, set aside or pay any distribution payable in respect of such shares;

(iv) redeem, purchase or offer to purchase any shares of Purchaser;

(v) pay any distributions to its shareholders;

(vi) conduct any activity or operations that would otherwise be detrimental to this Agreement; or

(vii) take any action, refrain from taking any action, permit any action to be taken or not taken, inconsistent with this Agreement, which might directly or indirectly interfere or affect the consummation of the transactions contemplated by this Agreement;

(b) grant Vendor access to all files, information and data relating to Purchaser or its assets that are owned or in the possession of Purchaser for the purpose of permitting Vendor to conduct its due diligence of this transaction; and

(c) grant Vendor access to all files, information and data relating to Purchaser or its assets that are owned or in the possession of Purchaser for the purpose of permitting Vendor to conduct due diligence in furtherance of this transaction.

8.4 Following Closing

(a) Following Closing, in the event that legal title to any of the Assets has not been transferred to Purchaser, Vendor shall hold title to the Assets, or any portion thereof, in trust for Purchaser until all necessary notifications, registrations and other steps required to transfer such title to Purchaser have been completed.

(b) Following Closing, Vendor shall represent Purchaser in all matters arising under a Title and Operating Document until Purchaser is substituted as a party thereto in the place of Vendor, whether by novation, notice of assignment or otherwise, and in furtherance thereof:

(i) all payments relating to the Assets received by it pursuant to the Title and Operating Document, other than those to which it is entitled under Article 4, shall be received and held by Vendor as trustee for Purchaser and Vendor shall promptly remit such amounts to Purchaser;

(ii) Vendor shall forward all statements, notices and other information received by it pursuant to such Title and Operating Document that pertain to the Assets to Purchaser promptly following their receipt by Vendor; and

(iii) Vendor shall forward to other parties to the Title and Operating Document such notices and elections pursuant to such Title and Operating Document pertaining to the Assets as Purchaser may reasonably request.

(c) Purchaser shall indemnify and save harmless Vendor from and against all of Vendor's Losses and Liabilities arising as a consequence of the provisions of subsections 8.3(a) and (b) hereof, except to the extent caused by the gross negligence or wilful misconduct of Vendor or its servants, agents or employees. Acts or omissions taken by a Vendor or its servants or agents with the approval of Purchaser shall not constitute gross negligence or wilful misconduct of Vendor for purposes of this subsection.

ARTICLE 9
THIRD PARTY RIGHTS AND CONSENTS

9.1 Consents

Where an assignment of any of the Assets requires the consent of Third Parties, Vendor shall use all reasonable efforts to obtain such consents prior to Closing. After Closing, Vendor shall cooperate with Purchaser in Purchaser's attempts to secure such consents, to the extent that such consents have not been obtained prior to Closing.

ARTICLE 10
GENERAL

10.1 Further Assurances

Each Party will, from time to time and at all times after Closing, without further consideration, do such further acts and deliver all such further assurances, deeds and documents as shall be reasonably required in order to fully perform and carry out the terms of this Agreement.

10.2 No Merger

Subject to the limitations set forth herein, the covenants, representations, warranties and indemnities contained in this Agreement shall survive Closing and shall not merge in any assignments, conveyances, transfers or other documents executed and delivered at or after Closing, notwithstanding any rule of law, equity or statute to the contrary and such rules are hereby waived.

10.3 Entire Agreement

This Agreement supersedes all other written agreements that predate this Agreement, as well as any verbal understanding among the Parties relating to the subject matter hereof.

10.4 Non-Applicability of Contra Proferentum

The Parties acknowledge that they participated equally in the negotiation and preparation of this Agreement. Any legal rule of construction that would cause this Agreement to be construed

against the Party that assumed primary responsibility for drafting this Agreement because of that role will not apply to this Agreement.

10.5 Governing Law

This Agreement shall be subject to and interpreted, construed and enforced in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated as a contract made in the Province of Alberta. The Parties irrevocably attorn and submit to the jurisdiction of the courts of the Province of Alberta and courts of appeal therefrom in respect of all matters arising out of this Agreement.

10.6 Assignment

Neither Party may assign any of its interests in or under this Agreement prior to the Closing Date without the prior consent of the other Party, which consent may be unreasonably withheld.

10.7 Enurement

This Agreement shall be binding upon and shall enure to the benefit of the Parties and their respective administrators, trustees, receivers, successors and permitted assigns.

10.8 Time of Essence

Time shall be of the essence in this Agreement.

10.9 Notices

The address and facsimile number of each Party for notices shall be as follows:

Vendor: 967338 Alberta Ltd.
c/o 103 Mountain River Estates
Calgary, AB T3Z 3J3

Attention: John Gunn
Facsimile: (403) •

Purchaser 1143734 Alberta Ltd.
C/o 967338 Alberta Ltd.
200, 118 - 8th Avenue S.W.
Calgary, AB T2P 1B3

Attention: President
Facsimile: (403) 269-6809

Any notice, communication or statement (a "**notice**") required, permitted or contemplated hereunder shall be in writing and shall be delivered as follows:

(a) by delivery to a Party between 8:00 a.m. and 4:00 p.m. on a Business Day at the address of such Party for notices, in which case the notice shall be deemed to have been received by that Party when it is delivered; or

(b) by facsimile to a Party to the facsimile number of such Party for notices, in which case, if the notice was faxed prior to 4:00 p.m. on a Business Day the notice shall be deemed to have been received by that Party when it was faxed and if it was faxed on a day which is not a Business Day or is faxed after 4:00 p.m. on a Business Day, it shall be deemed to have been received on the next following Business Day.

A Party may from time to time change its address for service or its facsimile number for service by giving written notice of such change to the other Party.

10.10 Invalidity of Provisions

In case any of the provisions of this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality or enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

10.11 Waiver

No waiver by any Party of any breach (whether actual or anticipated) of any of the terms, conditions, representations or warranties contained herein shall take effect or be binding upon that Party unless the waiver is expressed in writing under the authority of that Party. Any waiver so given shall extend only to the particular breach so waived and shall not limit or affect any rights with respect to any other or future breach.

10.12 Remedies Generally

No failure on the part of any Party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or remedy preclude any other or further exercise thereof or the exercise of any other right or remedy in law or in equity or by statute or otherwise conferred.

10.13 Amendment

This Agreement shall not be varied in its terms or amended by oral agreement or by representations or otherwise other than by an instrument in writing dated subsequent to the date hereof, executed by a duly authorized representative of each Party.

10.14 Public Announcements

Until Closing has occurred, no Party shall release any information concerning this Agreement and the transactions herein provided for without the prior written consent of the other Party, which consent shall not be unreasonably withheld. Nothing contained herein shall prevent a Party at any time from furnishing information to any governmental agency or regulatory authority including applicable recognized stock exchanges and securities commissions, or to the public if required by applicable law, provided that the Parties shall advise each other in advance of any public statement which they propose to make.

10.15 Execution

This Agreement may be executed in counterpart and provided by facsimile and all executed counterparts provided by facsimile or otherwise together shall constitute one agreement.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the day and year first above written.

967338 ALBERTA LTD.

Per: ______________________________

Per: ______________________________

1143734 ALBERTA LTD.

Per: ______________________________

Per: ______________________________

This is the execution page of an Asset Purchase and Sale Agreement dated as of March 14, 2005 between 967338 Alberta Ltd. as Vendor and 1143734 Alberta Ltd. as Purchaser.

SHARE SALE AGREEMENT

MARCH 14, 2005

(SHARES OF 1143734 ALBERTA LTD.)

BETWEEN

967338 ALBERTA LTD.

AND

ROCK ENERGY INC.

TABLE OF CONTENTS

SCHEDULES

SHARE SALE AGREEMENT

THIS AGREEMENT made the 14th day of March, 2005.

BETWEEN:

967338 Alberta Ltd., a corporation having an office and carrying on business in the City of Calgary, in the Province of Alberta (hereinafter referred to as "**Vendor**")

AND

ROCK ENERGY INC., a corporation having an office and carrying on business in the City of Calgary, in the Province of Alberta (hereinafter referred to as "**Purchaser**")

WHEREAS Purchaser wishes to acquire the Shares from Vendor and Vendor wish to sell the Shares to Purchaser on the terms and conditions contained within this Agreement.

NOW THEREFORE in consideration of the promises and mutual covenants contained in this Agreement, the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement (including the recitals hereto, this Section and each Schedule) the words set forth below shall have the meanings ascribed thereto below, namely:

(a) "**AEUB**" means the Alberta Energy and Utilities Board;

(b) "**Accounting Adjustment**" means the amount determined as such pursuant to the Accounting Adjustment Schedule;

(c) "**Accounting Adjustment Estimate**" has the meaning given it in the Accounting Adjustment Schedule;

(d) "**Accounting Adjustment Schedule**" means the schedule attached as Schedule I;

(e) "**Accounting Firm**" as the context requires has the meaning ascribed thereto in the Accounting Adjustment Schedule;

(f) "**AFE**" means the authorities for expenditure, if any, set forth in Schedule C;

(g) "**Affiliate**" in relation to any Person means any other Person that controls the first-mentioned Person; is controlled by the first-mentioned Person or is controlled by the same Person that controls the first-mentioned Person, for which purpose a corporation shall be deemed to be controlled by those Persons who own or effectively control, other than by way of security only, sufficient voting shares of the corporation (whether directly through the ownership of shares of the corporation or indirectly through the ownership of shares of another corporation that owns the shares of the corporation) to elect the majority of its board of directors;

(h) **"this Agreement"**, **"herein"**, **"hereto"**, **"hereof"** and similar expressions refer to this Share Sale Agreement, as amended from time to time;

(i) **"Applicable Laws"** means applicable corporate and securities laws, regulations and rules, all policies thereunder and rules of applicable stock exchanges;

(j) **"Assets"** means the Petroleum and Natural Gas Rights, the Tangibles and the Miscellaneous Interests;

(k) **"Base Purchase Price"** has the meaning ascribed thereto in Section 2.1, subject to adjustments as provided herein;

(l) **"Business Day"** means any day which is not a Saturday, Sunday or statutory holiday in Calgary, Alberta;

(m) **"Canadian Dollar"** or **"$"** means a Canadian dollar;

(n) **"Cash Portion"** has the meaning ascribed thereto in Section 2.1(a);

(o) **"Closing"** means the delivery, on the Closing Date, of the Shares, duly endorsed for transfer, and the payment of the Consideration and the delivery of the other certificates and documents required by Sections 5.1 and 5.2;

(p) **"Closing Date"** means the later of (i) April 7, 2005 and (ii) the date which is one Business Day after Rock Energy Inc. has received regulatory approval to issue the Rock Energy Inc. shares pursuant to this Agreement, provided the Closing Date shall not be later than April 15, 2005;

(q) **"Closing Time"** means 10:00 a.m. Calgary time on the Closing Date, or such other time as is mutually agreed in writing by the Parties;

(r) **"Company"** means 1143734 Alberta Ltd.;

(s) **"Consideration"** has the meaning ascribed thereto in Section 2.1;

(t) **"Data"** means all records, data and information owned by Vendor including Seismic Data directly relating to the Petroleum and Natural Gas Rights or the Tangibles, including well files, lease files, agreement files and production records (including the Title and Operating Documents);

(u) **"Disclosure Schedule"** means the schedule attached as Schedule C;

(v) **"Effective Date"** means 12:01 a.m., Calgary Time on January 1, 2005;

(w) **"Encumbrances"** means any and all Royalties, Security Interests and other encumbrances and adverse claims, of any kind or character whatsoever;

(x) **"Environment"** means any and all natural components of the earth and atmosphere, including without limitation:

(i) the air, land, soil and subsurface soil;

(ii) water, groundwater, surface water and aquifers; and

(iii) plants, animals, living organisms and all organic and inorganic matter;

and "**Environmental**" has a corresponding meaning;

(y) "**Environmental Liabilities**" means all past, present and future Losses and Liabilities of the Company that:

(i) relate to the Assets or that arise in connection with the ownership thereof or Operations pertaining thereto; and

(ii) relate to or are associated with the Environment, including those that relate to or are associated with:

(A) transportation, storage, use or disposal of toxic or hazardous substances;

(B) release, spill, escape or emission of toxic or hazardous substances; or

(C) pollution or contamination of or damage to the Environment;

including, without limitation, liabilities to compensate Third Parties for damages and losses resulting from the items described in items (i) and (ii) above (including, without limitation, damage to property, personal injury and death) and obligations to take action to prevent or rectify damage to or otherwise protect the Environment including the effects of, and the costs of complying with, any order, direction or claim of any Governmental Entity in respect of any of foregoing;

(z) "**GAAP**" means generally accepted accounting principles and practices in effect in Canada from time to time;

(aa) "**Governmental Entity**" means any court or tribunal having jurisdiction or any federal, provincial, state, local, municipal, canton, territory or other governmental body, agency, authority, department, commission, board or instrumentality;

(bb) "**GST**" means the Goods and Services Tax prescribed by Part IX of the *Excise Tax Act* (Canada), R.S.C. 1985, c.E-15;

(cc) "**Holdback Amount**" has the meaning ascribed thereto in Section 2.2;

(dd) "**Interim Period**" means the period from the Effective Date to the Closing Date;

(ee) "**Interim Period Revenues**" has the meaning given it in the Accounting Adjustment Schedule;

(ff) "**Interim Statement of Adjustments**" has the meaning given it in the Accounting Adjustment Schedule:

(gg) "**Lands**" means the Petroleum Substances within, under or upon the lands described in the Land Schedule, subject to the restrictions and exclusions set forth therein as to Petroleum Substances and geological formations, and any other interests in oil and gas properties legally or beneficially owned by Vendor;

(hh) "**Land Schedule**" means Schedule "A" attached hereto;

(ii) "**Leases**" means the leases, licenses, permits and similar documents of title described in the Land Schedule by virtue of which the holder thereof is entitled to drill for, win, take, own or remove Petroleum Substances within, upon or under the Lands and includes, if applicable, all renewals and extensions of such documents and all documents issued in substitution therefor;

(jj) "**Losses and Liabilities**" means (i) losses, costs, damages and expenses which a Party suffers, sustains, pays or incurs (including legal fees on a "solicitor and his own client" basis), lawsuits, claims, demands, proceedings, expenses and charges suffered, sustained, paid, commenced, threatened or incurred and (ii) any and all liabilities and obligations, whether under common law, in equity, under the Regulations or otherwise; whether tortious, contractual, vicarious, statutory or otherwise; whether absolute or contingent; whether directly or as the result of a claim by a Third Party, and whether based on fault, strict liability or otherwise;

(kk) "**Miscellaneous Interests**" means the Company's interests in all property, assets, interests and rights (other than the Petroleum and Natural Gas Rights and the Tangibles) directly related to the Petroleum and Natural Gas Rights or the Tangibles but only to the extent such property, assets, interests and rights are directly related to Petroleum and Natural Gas Rights or the Tangibles, including without limitation any and all of the following:

(i) contracts and agreements directly related to the Petroleum and Natural Gas Rights or the Tangibles including, without limitation, the Title and Operating Documents;

(ii) the Surface Rights;

(iii) the Data; and

(iv) all Wells, including the wellbores of and casing for the Wells,

but specifically excludes (a) Petroleum Substances produced prior to the Effective Date and (b) accounts receivable accruing prior to the Effective Date;

(ll) "**Parties**" means Vendor and Purchaser, collectively, and "**Party**" means any one of them;

(mm) "**Permitted Encumbrances**" means:

(i) liens for taxes, assessments and governmental charges for which payment is not due;

(ii) liens incurred or created in the ordinary course of business as security in favour of the person who is conducting the development or operation of the property to which such liens relate for the Company's proportionate share of costs and expenses of such development or operation for which payment is not due;

(iii) mechanics', builders' and materialmen's liens in respect of services rendered or goods supplied for which payment is not due;

(iv) easements, rights of way, servitudes and other similar rights in land (including, without limitation, rights of way and servitudes for roads; railways; sewers; drains; gas and oil pipelines; gas and water mains and electric light, power, telephone, telegraph and cable television conduits, poles, wires and cables);

(v) the right reserved to or vested in any municipality or government or other public authority by the terms of any Lease, license, franchise, grant or permit or by any Regulations, to terminate any such Lease, license, franchise, grant or permit or to require annual or other periodic payments as a condition of the continuance thereof;

(vi) rights of general application reserved to or vested in any Governmental Entity to levy Taxes on the Assets or any of them or the income therefrom, and governmental requirements and limitations of general application;

(vii) royalty burdens, liens, adverse claims, penalties, reductions in interests and other encumbrances set out (A) in the Land Schedule or (B) in the Title and Operating Documents to the extent that they would constitute Permitted Encumbrances under subsections (i) to (vi) and (viii) of this definition; and

(viii) the reservations, limitations, provisions and conditions in any original grants from the Crown or freehold lessors of any of the Lands or interests therein and statutory exceptions to title;

(nn) "**Person**" means any individual or entity, including any partnership, body corporate, trust, unincorporated organization, union, governmental body and any heir, executor, administrator or other legal representative of an individual;

(oo) "**Petroleum and Natural Gas Rights**" means (i) all of the interest of the Company in the Leases (to the extent they pertain to the Lands) including, without limitation, the interests that are attributed to the Company in the Land Schedule, (ii) the fee simple interests (if any) in mines and minerals in the Lands attributed to the Company in the Land Schedule, and (iii) all of the interest of the Company (if any) in royalties, net profits interests and similar interests including, without limitation, the interests attributed to the Company in the Land Schedule;

(pp) "**Petroleum Substances**" means crude oil, petroleum, natural gas, natural gas liquids, coalbed methane and other related hydrocarbons (except coal) and any and all other substances (including sulphur), whether liquid, solid or gaseous and whether hydrocarbons or not, produced in association therewith, the rights to which are granted pursuant to the Leases;

(qq) "**Post-Closing Adjustments**" has the meaning ascribed thereto in the Accounting Adjustment Schedule;

(rr) "**Prior Transaction**" means the transaction described in Schedule J;

(ss) "**Purchaser**" means Rock Energy Inc.;

(tt) "**Purchaser's Counsel**" means Burnet Duckworth & Palmer LLP;

(uu) "**Purchaser Financial Statements**" means the audited financial statements of the Purchaser for the year ended March 31, 2004 and the draft unaudited financial statements for the period ended December 31, 2004;

(vv) "**Purchaser's Shares**" has the meaning ascribed thereto in Section 2.1(b);

(ww) "**Purchaser GLJ Reserve Report**" means the reserve report effective December 31, 2004 prepared by GLJ on the petroleum and natural gas reserves of the Purchaser;

(xx) **"Purchaser Public Documents"** means all documents or information filed by or on behalf of Purchaser in compliance or intended compliance with Applicable Laws;

(yy) **"Regulations"** means all laws, orders, statutes, rules, by-laws, decrees, regulations, directives, judgments, declarations and similar pronouncements made by the Crown, by the Regulatory Agencies or by any other Governmental Entity and includes the terms and conditions of all permits, licences, authorizations or approvals issued by Governmental Entities except to the extent such permits, licences, authorizations or approvals comprise a Title and Operating Document;

(zz) **"Regulatory Agencies"** means the AEUB and all other agencies, governmental bodies and departments having jurisdiction over any of the Assets;

(aaa) **"Representatives"** means a Party's directors, officers, employees, representatives, agents, professional advisors, and Affiliates, and the directors, officers, employees, representatives, agents and professional advisors of its Affiliates;

(bbb) **"Royalties"** means all royalties, burdens, profits interests, production payments and similar interests reserved or payable (by way of a share in production of Petroleum Substances or by way of money) to the Crown, lessors and other Persons in respect of or relating to the production or sale of Petroleum Substances;

(ccc) **"Sale, Processing and Transportation Agreements"** means agreements for the sale of Petroleum Substances produced from the Lands or the lands pooled or unitized therewith and agreements providing for the gathering, transportation, compression, processing, treatment or storage of Petroleum Substances produced from the Lands or lands pooled or unitized therewith, if any, set out in Schedule B;

(ddd) **"Security Interest"** means any mortgage, charge, pledge, lien, hypothec, assignment by way of or in effect as security, or security interest whatsoever, but does not include a right of set-off or a set-off;

(eee) **"Seismic Data"** means seismic data owned by the Company, including surveyors' ground elevation records, shot point maps, drillers' logs, shooters' records, seismograph records, seismograph magnetic tapes, monitor records, field records and record sections, excluding maps and interpretations made therefrom;

(fff) **"Shares"** means 38,192 common shares in the share capital of Company being all of the shares of the Company owned by Vendor on the Closing Date;

(ggg) **"Surface Rights"** means all rights to use or occupy the surface of lands (including, but not limited to, the Lands) which are used or held for use in connection with the Petroleum and Natural Gas Rights or the Tangibles, including rights to enter upon and occupy the surface of the lands on which the Tangibles and the Wells are located and rights to use the surface of the lands to gain access thereto;

(hhh) **"Survival Period"** means the period of 12 months starting on the Closing Date;

(iii) **"Tangibles"** means the interests of the Company that are directly related to the Petroleum and Natural Gas Rights in all other tangible depreciable property and assets used or intended to be used in producing, processing, gathering, treating, storing, measuring or injecting Petroleum

Substances or any of them from the Lands or lands pooled or unitized therewith or in connection with water injection or removal operations that pertain to the Petroleum and Natural Gas Rights, including, without limitation, all Wells, gas plants, oil batteries, production equipment, pipelines, pipeline connections, meters, dehydrators, motors, inventory, compressors, treaters, dehydrators, scrubbers, separators, pumps, tanks, boilers and communication equipment;

(jjj) "**Tax**" or "**Taxes**" means all taxes, fees, stamp taxes, duties, levies and other charges and assessments, together with any interest, fines, or penalties, with respect thereto charged or imposed upon the Company, the Assets or the businesses of the Company by any Governmental Entity, including all federal, state, local, municipal, provincial, territorial, and other income, franchise, profits, capital gains, capital stock, transfer, sales, use, occupation, property, excise, severance, windfall profits, stamp, licence, payroll, withholding, production, value-added, GST and other taxes, assessments, charges, duties, fees, levies or other governmental charges of any kind whatsoever (whether payable directly, by withholding or indirectly pursuant to a contractual obligation to indemnify any Person, and whether or not requiring the filing of a Tax Return);

(kkk) "**Tax Act**" means the *Income Tax Act* (Canada), R.S.C. 1985, c.1, as amended;

(lll) "**Tax Returns**" means all returns, reports, declarations, elections, filings, designations, information returns and statements filed or required to be filed with Governmental Entities in respect of Taxes;

(mmm) "**Third Party**" means any Person other than Vendor or Purchaser or their respective Affiliates;

(nnn) "**Title and Operating Documents**" means, to the extent directly related to the Petroleum and Natural Gas Rights or the Tangibles, (i) the Leases, (ii) assignments, trust declarations, operating agreements, royalty agreements, overriding royalty agreements, gross overriding agreements, participation agreements, farm-in agreements, sale and purchase agreements, pooling agreements, common stream agreements, easements, surface leases and pipeline crossing agreements, (iii) agreements for construction, ownership and operation of gas plants, gas gathering systems and other facilities, (iv) permits, licenses and approvals and (v) other agreements which relate to the Petroleum and Natural Gas Rights or the Tangibles or the ownership, operation or exploitation thereof;

(ooo) "**TSX**" means the Toronto Stock Exchange;

(ppp) "**Vendor' Counsel**" means Bennett Jones LLP; and

(qqq) "**Wells**" means all wells (including without limitation producing, shut-in, suspended, capped, abandoned, injection and disposal wells) located on the Lands or lands pooled or unitized therewith.

1.2 Interpretation

Unless otherwise stated or the context otherwise necessarily requires, in this Agreement:

(a) the insertion of headings in this Agreement is for convenience of reference only and shall not affect the construction or the interpretation of this Agreement;

(b) if there is any conflict or inconsistency between a provision in the body of this Agreement and that contained in a Schedule or any specific conveyance, assignment, transfer, novation or other

document or instrument pertaining to the acquisition of the Assets by Purchaser, the provision in the body of this Agreement shall prevail;

(c) references herein to any agreement or instrument, including this Agreement, shall be a reference to the agreement or instrument as varied, amended, modified, supplemented or replaced from time to time;

(d) the terms "in writing" or "written" include printing, typewriting or facsimile transmission;

(e) references to a statute shall be a reference to: (i) such enactment as amended or reenacted from time to time and every statute that may be substituted therefor; and (ii) the regulations, bylaws or other subsidiary legislation made pursuant to such statute;

(f) words importing the singular number only shall include the plural and vice versa, and words importing the use of any gender shall include all genders;

(g) a reference to time shall, unless otherwise specified, refer to Mountain Standard Time or Mountain Daylight Savings Time during the respective intervals in which each is in force in Alberta;

(h) "including", "includes" and like terms means "including without limitation" and "includes without limitation";

(i) any representation or warranty that is made on the basis of the knowledge or awareness of a Party, shall include only such actual knowledge or awareness of the current officers of such Party and shall not include the knowledge and awareness of any other person or any constructive or imputed knowledge;

(j) the terms "this Agreement", "hereof", "hereunder" and similar expressions refer to this Agreement in its entirety and include any agreement supplemental hereto; and

(k) unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Clauses, Sections and Paragraphs and Subparagraphs are to Articles, Clauses, Sections and Paragraphs of this Agreement and references herein to Schedules are references to Schedules to this Agreement.

1.3 Schedules

The following schedules are attached to, form part of and are incorporated in the Agreement:

Schedule A	Land Schedule
Schedule B	Sale, Processing and Transportation Agreements
Schedule C	Disclosure Schedule
Schedule D	Form of Officer's Certificate of Vendor
Schedule E	Form of Officer's Certificate of Purchaser
Schedule F	Resignation and Release of President of Company

Schedule G		Release and Discharge of President of Company by Purchaser and the Company
Schedule H	-	[intentionally left blank]
Schedule I	-	Accounting Adjustment Schedule
Schedule J	-	Prior Transaction with Exhibit I attached

ARTICLE 2
PURCHASE AND SALE

2.1 Purchase and Sale

Upon the terms and subject to the conditions of this Agreement, Purchaser hereby agrees to purchase the Shares from Vendor and Vendor hereby agree to sell and convey the Shares to Purchaser on the Closing Date at and for a consideration (the "**Consideration**") of:

(a) $23,024 (the "**Cash Portion**") plus or minus, as the case may be, the adjustments provided for herein; and

(b) 3703 common shares of Purchaser (the "**Purchaser's Shares**"), which the Parties agree have an aggregate value of $15,168 (the "**Purchaser's Shares Value**").

The Cash Portion and the Purchaser's Shares Value shall be collectively referred to as the "**Base Purchase Price**".

2.2 Accounting Adjustment and Holdback

The Cash Portion of the Base Purchase Price will be:

(a) decreased by the amount of the Accounting Adjustment if it is a positive amount; and

(b) increased by the amount of the Accounting Adjustment if it is a negative amount.

An amount of $5,000 from the Cash Portion (the "Holdback Amount") shall be held back by Purchaser at Closing up until September 15, 2005 to cover any net adjustments in favour of Purchaser pursuant to this Section 2 and the Accounting Adjustment Schedule. Upon the termination of such holdback period, Purchaser shall immediately pay to Vendor the Holdback Amount less any net adjustments mentioned above.

Adjustments to the Purchase Price pursuant to this Section 2.2 will be paid at the times specified in the Accounting Adjustment Schedule.

2.3 Closing Statement

No later than 5:00 p.m. on the day which is two Business Days before the Closing Date, Vendor shall deliver to Purchaser:

(a) the Interim Statement of Adjustments as required by Clause 4 of the Accounting Adjustment Schedule; and

(b) a statement setting out the total cash amount payable by Purchaser to Vendor on the Closing Date pursuant to Section 2.4;

(the "**Closing Statement**").

2.4 Closing Funds and Share Delivery

On the Closing Date, Purchaser shall pay to Vendor an amount equal to Vendor's Cash Portion:

(a) plus or minus, as the case may be, of an amount equal to Vendor's Accounting Adjustment Estimate;

(b) minus Vendor's Holdback Amount specified in Section 2.2.

In addition, on the Closing Date, Purchaser shall deliver to Vendor, a certificate for the Purchaser's Shares duly issued in the name of Vendor.

2.5 Purchaser's Shares

(a) With respect to the certificate representing the Purchaser's Shares to be issued to the Vendor at Closing:

   (i) Vendor acknowledges that such certificate shall have endorsed thereon the legend required by section 2.5(2)(3) of MI 45-102 Resale of Securities (the "Legend"); and

   (ii) Purchaser agrees that it will instruct the registrar and transfer agent for its common shares to remove the Legend for any share certificates which result from the transfer of the Shares by a Vendor to the shareholders of such Vendor provided that it receives a certificate from an officer of such Vendor stating that the aforesaid transfer is incidental to the bona fide dissolution and winding-up of such Vendor and an opinion from such Vendor's Counsel respecting same addressed to Purchaser and Computershare Trust Company of Canada.

2.6 Tax Returns and Filings

After Closing, Purchaser shall be responsible for, and shall cause Company to, prepare and file all Tax Returns of the Company in respect of the change of control at the Closing Date.

2.7 Interim Period

During the Interim Period, Vendor will maintain its interest in the Assets on the same basis as described in Article 8 of the Asset Purchase and Sale Agreement described in Schedule J and each of Vendor and Purchaser agree to be bound by the provisions of such Article 8, as though they were incorporated herein by reference as separate contractual obligations between Vendor and Purchaser.

ARTICLE 3
CLOSING

3.1 Closing

The Closing shall take place at 10:00 a.m. on the Closing Date at the offices of Purchaser's Counsel, 1400, 350 7th Avenue S.W., Calgary, Alberta, Canada.

ARTICLE 4
CONDITIONS TO THE CLOSING

4.1 Conditions Precedent to Closing of Purchaser

The obligation of Purchaser to purchase the Shares pursuant hereto is subject to the satisfaction at or prior to the Closing Date of the following conditions, which are for the exclusive benefit of Purchaser and may be waived by Purchaser:

(a) Representations: the representations and warranties made by Vendor in Section 6.1 hereof shall be true as of the Closing Date as if made on and as of such date (except for representations and warranties which refer to another date, which shall be true as of that date) and Vendor shall have provided to Purchaser a certificate of an officer of such Vendor certifying as to such matters on the Closing Date and Purchaser shall have no knowledge to the contrary;

(b) Opinion: Vendor shall have provided Purchaser with opinions of Vendor's Counsel dated the Closing Date and addressed to Purchaser and Purchaser's Counsel, to the effect that:

(i) Vendor is duly formed and validly existing as a corporation under the laws of the Province of Alberta and Vendor has full power and authority to enter into this Agreement and perform its obligations hereunder;

(ii) all necessary proceedings of Vendor have been taken to fully, validly and effectively authorize this Agreement and the transactions contemplated herein, the performance by Vendor of its obligations hereunder, and the execution and delivery by Vendor of this Agreement and all documents delivered pursuant hereto;

(iii) the execution and delivery by Vendor of this Agreement and all documents delivered pursuant hereto, the performance by Vendor of its obligations hereunder and thereunder and the consummation of the transactions contemplated herein and therein will not result in the breach of or violate any term or provision of any unanimous shareholder agreement which governs such Vendor; and

(iv) this Agreement has been, and the documents delivered pursuant hereto will be, duly executed and delivered by Vendor, and this Agreement is, and such other documents will be, valid and binding on Vendor and enforceable in accordance with their respective terms (subject to qualifications regarding the availability of equitable remedies and the general limitations in the enforcement of creditors' rights);

In giving such opinion, Vendor's Counsel may rely, in respect of matters governed by the laws of any jurisdiction other than the Province of Alberta or the laws of Canada applicable therein, upon the opinion of local counsel in such jurisdiction provided that Vendor's Counsel is of the opinion that the opinion of such local counsel is one upon which Vendor's Counsel may properly rely and, in respect of matters of fact, upon certificates of officers of a Vendor or any other appropriate persons acceptable to Purchaser's Counsel.

(c) No Material Change: there shall have been no material adverse change, financial or otherwise, in the assets, liabilities, business, operations, prospects, affairs, capital or financial condition of Vendor or any occurrences or circumstances which have resulted or might reasonably be expected to result in a material adverse change thereto (other than a change due to changes in general economic conditions (including commodity prices) applicable to corporations conducting

business similar to that of Vendor) except as have been previously disclosed to Purchaser prior to the date hereof;

(d) Obligations: all obligations of Vendor contained in this Agreement to be performed prior to or at Closing shall have been timely performed in all material respects;

(e) No Actions: no action or proceeding shall have been instituted or threatened by anyone before any court or governmental agency to obtain damages in respect of this Agreement or to restrain or prohibit the consummation of the transactions contemplated herein;

(f) Deliveries: all documents to be delivered by Vendor to Purchaser at Closing pursuant hereto shall have been delivered by Vendor to Purchaser at the time and in the form stipulated in this Agreement; and

(g) Prior Transaction: Vendor shall have completed the transaction it and any of its Affiliates are required to complete pursuant to the Prior Transaction as described and in the manner contemplated in Schedule J.

If any of the foregoing conditions has not been complied with or waived by Purchaser at or before the Closing Date, Purchaser may, in addition to any other remedies which it may have available to it, terminate its obligations to purchase the Shares by written notice to Vendor specifying what conditions have not been satisfied.

4.2 Conditions Precedent to Closing of Vendor

The obligation of Vendor to sell the Shares pursuant hereto is subject to the satisfaction at or prior to the Closing Date of the following conditions, which are for the exclusive benefit of Vendor and may be waived by Vendor:

(a) Representations: The representations and warranties made by Purchaser in Section 7.1 of this Agreement shall be true as of the Closing Date as if made on and as of such date (except for representations and warranties which refer to another date, which shall be true as of that date), Purchaser shall have provided to Vendor a certificate of an officer of Purchaser certifying as to such matters on the Closing Date and Purchaser shall have no actual knowledge to the contrary;

(b) Opinion: Purchaser shall have provided Vendor with opinions of Purchaser's Counsel dated the Closing Date and addressed to Vendor and Vendor' Counsel relating to the following matters:

(i) Purchaser is a corporation duly continued and validly existing under the laws of the Province of Alberta and has full power and authority to enter into this Agreement and perform its obligations hereunder;

(ii) all necessary corporate proceedings of Purchaser have been taken to fully, validly and effectively authorize this Agreement and the transactions contemplated herein, the performance by Purchaser of its obligations hereunder, and the execution an delivery by Purchaser of this Agreement and all documents delivered pursuant hereto;

(iii) the execution and delivery by Purchaser of this Agreement and all documents delivered pursuant hereto, the performance by Purchaser of its obligations hereunder and thereunder and the consummation of the transactions contemplated herein and therein

will not result in the breach of or violate any term or provision of the articles or by-laws of Purchaser;

(iv) this Agreement has been, and the documents delivered pursuant hereto will be, duly executed and delivered by Purchaser and this Agreement is, and such other documents will be, valid and binding on Purchaser and enforceable in accordance with their terms (subject to qualifications regarding the availability of equitable remedies and the general limitations on the enforcement of creditors' rights);

(v) the Purchaser's Shares issued pursuant to this Agreement have been conditionally allotted and will, when issued, be duly and validly issued as fully paid and non-assessable common shares of the Purchaser and such Purchaser's Shares have been conditionally approved for listing on the TSX subject to satisfaction of the conditions prescribed by such exchange;

(vi) the registration and prospectus exemption for the issuance of Purchaser's Shares; and

(vii) as to the authorized and issued capital of Purchaser immediately prior to the Closing Date.

In giving such opinion, Purchaser's Counsel may rely, in respect of matters governed by the laws of any jurisdiction other than the Province of Alberta or the laws of Canada applicable therein, upon the opinion of local counsel in such jurisdiction provided that Purchaser's Counsel is of the opinion that the opinion of such local counsel is one upon which Purchaser's Counsel may properly rely and, in respect of matters of fact, upon certificates of senior officers of Purchaser or any other appropriate persons acceptable to Vendor's Counsel;

(c) No Material Change: there shall have been no material adverse change, financial or otherwise, in the assets, liabilities, business, operations, prospects, affairs, capital or financial condition of Purchaser from that disclosed in the Purchaser's Financial Statements or any occurrences or circumstances which have resulted or might reasonably be expected to result in a material adverse change thereto (other than a change due to changes in general economic conditions (including commodity prices) applicable to corporations conducting business similar to that of Purchaser) except as disclosed in the Purchaser Public Documents prior to the date hereof or except as have been previously disclosed to Vendor prior to the date hereof;

(d) Obligations: all obligations of Purchaser contained in this Agreement to be performed prior to or at Closing shall have been timely performed in all material respects; and

(e) Payment and Deliveries: all amounts to be paid or documents to be delivered by Purchaser to Vendor at Closing pursuant hereto shall have been paid or delivered, as the case may be, to Vendor by Purchaser at the time and in the form stipulated in this Agreement.

If any of the foregoing conditions precedent has not been complied with, or waived by Vendor at or before the Closing Date, Vendor may, in addition to any other remedies which it may have available to them, terminate its obligations to sell the Shares to Purchaser by written notice to Purchaser specifying what conditions have not been satisfied.

4.3 Mutual Closing Conditions

The obligations of Purchaser and Vendor to complete the transactions contemplated herein are subject to fulfillment of the following conditions precedent on or before the Closing Date or such other time as is specified below:

(a) Concurrent Closings: The closings of the 4 Optimum-Rock transactions and the closing of the transactions between ELM Energy Corporation and Rock shall have concurrently occurred with this transaction;

(b) Approvals: The board of directors and the shareholders of Vendor shall have authorized the completion of the purchase of the Shares and all other transactions herein;

(c) No Action: There shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

(i) makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the transactions contemplated by this Agreement or any other transactions contemplated herein; or

(ii) results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein; and

(d) Consents: Vendor and Purchaser shall have obtained all consents, approvals and authorizations (including, without limitation, all stock exchange, securities commission and other regulatory approvals) required or necessary in connection with the transactions contemplated herein on terms and conditions reasonably satisfactory to Vendor and Purchaser.

The foregoing conditions are for the mutual benefit of Purchaser and Vendor and may be waived, in whole or in part, by Purchaser and Vendor together, at any time. If any of the said conditions precedent shall not be complied with or waived as aforesaid on or before the date required for the performance thereof, Purchaser and Vendor may, in addition to the other remedies it may have at law or in equity, rescind and terminate this Agreement by written notice to the other Party.

4.4 Satisfaction of Conditions Precedent

(a) Each Party shall proceed diligently and in good faith and use all reasonable efforts to satisfy the conditions precedent which are for its benefit or the mutual benefits of the Parties, and assist in the satisfaction of the conditions precedent which are for the benefit of the other Party, such that all such conditions precedent can be fulfilled and satisfied as soon as practicable.

(b) Upon Closing occurring, each such condition precedent shall be deemed to have been satisfied or waived.

ARTICLE 5
CLOSING DELIVERIES

5.1 Deliveries of Vendor at Closing

At Closing, if the conditions precedent contained in Section 4.2 are satisfied or are waived by Vendor, Vendor shall deliver or cause to be delivered to and in favour of Purchaser, against those deliveries required to be made by Purchaser on the Closing Date, the following:

(a) the certificates representing the Shares issued in the name of Vendor, duly endorsed for transfer or accompanied by a written instrument of transfer to Purchaser;

(b) the original minute book and corporate seal of Company;

(c) certificates of status from appropriate authorities, dated as of or about the Closing Date, as to the legal existence of Vendor and Company and qualification of Company to do business in Alberta;

(d) a fully executed copy of each contract described in the Prior Transaction Schedule;

(e) resignations of all directors of the Company;

(f) resignations of all officers of the Company;

(g) releases by the Company of those persons who have resigned as described in subsection 5.1(e) and (f) above in the form of Schedule F;

(h) a certified copy of resolutions of the shareholders and board of directors of Vendor authorizing the execution and delivery of this Agreement and the completion of the sale of the Shares and all other transactions herein;

(i) a certified copy of resolutions of the board of directors of Company authorizing the transfer of the Shares from Vendor to Purchaser as contemplated by this Agreement;

(j) an officer's certificate of Vendor in the form of Schedule D confirming the matters referred to in Section 6.1; and

(k) any and all other documents that are required to be delivered by Vendor to Purchaser pursuant hereto.

5.2 Deliveries of Purchaser at Closing

On the Closing Date, if the conditions precedent set forth in Section 4.1 are satisfied or are waived by Purchaser, Purchaser shall deliver or cause to be delivered to and in favour of Vendor, against those deliveries required to be made by Vendor on the Closing Date, the following:

(a) payment of the amount payable by Purchaser on the Closing Date as provided in Section 2.4, by certified cheque or bank draft;

(b) the certificates representing the Purchaser's Shares duly issued in the name of Vendor as described in Sections 2.4 and 2.5;

(c) certificates of status from appropriate authorities, dated as of or about the date of the Closing Date, as to the legal existence of Purchaser and qualification to do business in Alberta and other jurisdictions in which it does business;

(d) releases and discharges, executed by Purchaser and Company, of the President of Company in the form of Schedule G;

(e) a certified copy of resolutions of the board of directors of Purchaser authorizing the execution and delivery of this Agreement and the completion of the purchase of the Shares and all other transactions herein;

(f) all shareholder and director resolutions, and other corporate documents, required to appoint new directors and officers of the Company;

(g) an officer's certificate of Purchaser in the form of Schedule E confirming the matters referred to in Section 7.1; and

(h) any and all other documents that are required to be delivered by Purchaser to Vendor pursuant hereto.

5.3 Form of Deliveries at Closing

All deliveries under Sections 5.1 and 5.2, respectively, shall, except as otherwise stated, be in a form acceptable to the Party to whom such deliveries are intended to be delivered and their respective solicitors, acting reasonably.

ARTICLE 6
VENDOR'S REPRESENTATIONS AND WARRANTIES

6.1 Vendor's Representations and Warranties

Vendor represents and warrants to Purchaser that:

(a) Standing: Vendor and Company are each corporations duly formed and organized and validly existing under the laws of the jurisdiction of its organization and each of which is duly qualified under the jurisdictions in which it is required to be qualified in order for Vendor to own the Shares and for Company to own the Assets.

(b) No Conflict: The execution, delivery and performance of this Agreement, the consummation of the transactions herein and the fulfillment of and compliance with the terms and provisions hereof, do not and will not:

(i) result in the breach of or violate any term or provision of Vendor's or Company articles, by laws or other constating documents;

(ii) to Vendor's knowledge, conflict with, result in a breach of, constitute a default under, or prohibit the performance required by, any agreement, instrument, licence, permit or authority to which any of Vendor or Company is a party or by which any of Vendor or Company is bound or to which the Shares or any property of any of Vendor or Company is subject or result in the creation of any Encumbrance upon the Assets or the Shares under any such agreement, instrument, licence, permit or authority; or

(iii) to Vendor's knowledge, violate any judgment, decree, order or Regulations applicable to Vendor or Company, the Assets or the Shares.

(c) Authorization and Enforceability: This Agreement has been duly executed and delivered by Vendor and the endorsement of the certificates for the Shares or a written instrument of transfer relating thereto and all documents executed or delivered by Vendor or Company pursuant hereto or to be executed and delivered by Vendor or Company to Purchaser on the Closing Date or by Vendor thereafter shall be duly executed and delivered by Vendor and Company and this Agreement does, and such documents will, constitute legal and valid binding obligations of Vendor or Company that is a party to such document enforceable against such of Vendor or Company, as applicable, in accordance with their respective terms subject to limitations with respect to enforcement imposed by Regulations in connection with bankruptcy or similar proceedings and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought.

(d) Requisite Authority: Vendor has all requisite power and authority to enter into this Agreement and to perform its obligations under this Agreement and Vendor, in its capacity as a shareholder of Company, has authorized and taken all corporate action necessary to authorize the execution, delivery and performance of this Agreement and transactions herein all in accordance with this Agreement.

(e) Shares: The Shares are registered in the name of Vendor, are beneficially owned by Vendor, are validly issued, are outstanding as fully paid and non assessable and Vendor has good and marketable title thereto, subject to the by laws and articles of Company.

(f) No Encumbrances: Subject to the by laws and articles of Company, the Shares are free of any liens, pledges, voting trusts, proxies, adverse claims and other Encumbrances.

(g) Subsidiaries: As of the Closing Date, Company will have no subsidiaries and no other equity or ownership interests in any other corporation, partnership or trust.

(h) No Share Rights: Except pursuant to this Agreement, at the Closing Date, no Person will have any agreement or option or any right or privilege (whether by law, pre emptive right, by contract or otherwise) capable of becoming an agreement or option for the purchase from Vendor or Company of any of the Shares, or for the purchase, subscription, allotment or issuance of any of the unissued shares in the capital of, or securities of, Company.

(i) No Dividends: Since the Effective Date, Company has not declared, authorized, paid or made any dividend or other distribution to any shareholder thereof that would have effect after the Effective Date.

(j) Business of Company: Company has all requisite power and authority to carry on its business.

(k) Minute Books: The minute book and the share ledger of Company will be true and correct in all material respects and such minute book shall contain copies of all applicable meetings of the directors and shareholders of Company and all resolutions by consent of their respective directors and shareholders.

(l) No Liabilities: Company has no indebtedness for borrowed money or similar indebtedness that would be required to be shown as a liability on its balance sheet in accordance with GAAP.

(m) No Default: Company is not in default under and, to Vendor's knowledge, no condition exists that with notice or lapse of time or both would constitute a default under:

(i) any loan agreement, evidence of indebtedness, or instrument granting a Security Interest to which Company is a party or by which Company or any of their respective assets (including the Assets) are bound; or

(ii) any judgment, order or injunction of any court, arbitrator or Governmental Entity;

which default or potential default would, either singly or in the aggregate, reasonably be expected to have a material adverse effect.

(n) Litigation: Except as set forth in the Disclosure Schedule, as at the date hereof, neither Company nor Vendor has received notice of any actions, suits, proceedings or claims with respect to, or in any manner making a claim adverse to the ownership of, the Shares or the Assets or affecting the use or operation of the Assets, which if determined against Company would, individually or in the aggregate, have a material adverse effect, and to Vendor's knowledge, no such actions, suits, proceedings or claims are threatened or pending.

(o) Certain Contracts and Agreements: Company is not a party to any contract or agreement to merge or consolidate with any other Person, to acquire substantially all of the assets or shares of any other Person or to sell all or any material part of the Assets.

(p) Taxable Corporation: Company is a taxable Canadian corporation within the meaning of the Tax Act.

(q) Taxes: As of the date hereof:

(i) there are no assessments, reassessments, suits or claims now subsisting against the Company in respect of Taxes paid or payable affecting the business carried on by Company;

(ii) there are no matters that are the subject of any agreement with any Governmental Entity relating to claims for additional Taxes that affect the business of the Company, nor are any such matters under discussion with such Governmental Entities; and

(iii) there are no agreements, waivers or other arrangements providing for an extension of time with respect to the assessments or reassessment of any Tax or the filing of any Tax Returns by, or the payment of any Tax by, or levy of any governmental charge against the Company.

(r) No Fees: Vendor has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder's fees, agent's commission or other similar forms of compensation with respect to the transactions herein for which Company or Purchaser shall have any obligation or liability whatsoever.

(s) Information: Vendor has not, prior to the date of this Agreement, intentionally withheld any material information and data in Vendor's possession or control that pertains to the Shares and the Company's interest in the Assets or rights derived therefrom.

(t) No Employees: The Company does not have any employees and is not liable to any former employee for any unpaid payments or benefits.

(u) Residency: Neither Vendor nor Company are non-residents of Canada for the purposes of the Tax Act.

(v) Title to Assets: Except for or pursuant to Permitted Encumbrances, the Assets will be at the Closing Date free and clear of any Encumbrance of any kind or character whatsoever created by, through or under Vendor or the Company.

(w) Asset Purchase and Sale Agreement described in Schedule J: The representations and warranties provided by Vendor in Article 6.1 of the Asset Purchase and Sale Agreement described in Schedule J are hereby reaffirmed.

6.2 Disclaimer

Vendor make no representations or warranties (whether in contract or in tort) except as expressly set forth in Section 6.1 and, in particular, and without limitation, Vendor hereby expressly negate any representations or warranties with respect to:

(a) any data or information supplied by Vendor or Company to Purchaser or its Representatives;

(b) the quality, quantity or recoverability of Petroleum Substances within or under the Lands or any lands pooled or unitized therewith;

(c) the value of the Assets or the future cash flow therefrom; or

(d) the quality, condition, fitness or merchantability of any tangible depreciable equipment or property, interests in which are comprised in the Assets.

Except as expressly set forth in Section 6.1, Purchaser acknowledges and confirms that it has not relied on any data, information or advice from Vendor with respect to any or all of the matters specifically enumerated in this paragraph in connection with the purchase hereto. Purchaser confirms that it has not relied on any covenants, representations or warranties outside this Agreement.

Vendor expressly negates and disclaims, and shall not be liable for, any representation or warranty that may have been made or alleged to be made in any other document or instrument in connection herewith or in any statement or information made or communicated to Purchaser in any manner (including reserve reports, engineering reports, Environmental assessments and any opinion, information or advice that may have been provided by Vendor or the Company, or any officer, employee, agent, solicitor, accountant, consultant, professional advisor or Representative of Vendor or the Company).

6.3 Claims

Purchaser shall not have any claim whatsoever against Vendor or its Representatives or their respective successors or assigns pursuant to or based in any way upon any of the representations and warranties set forth in Section 6.1 otherwise than pursuant to the Accounting Adjustment Schedule, the Holdback Amount, Section 9.1(b) and in accordance with and subject to Sections 9.3 to 9.5 inclusive.

6.4 No Merger

The representations and warranties of Vendor set forth in Section 6.1 shall survive Closing and continue in full force and effect until the end of the Survival Period (except for the representations set forth in Sections 6.1(p) and (q), which shall continue in full force and effect until the expiration of the period in which assessments or reassessments for Taxes relating to all Tax periods beginning before the Closing Date may be made as provided in the Regulations) and not be merged in any conveyances or other documents provided pursuant to this Agreement.

ARTICLE 7
PURCHASER'S REPRESENTATIONS AND WARRANTIES

7.1 Purchaser's Representations and Warranties

Purchaser represents and warrants to Vendor that:

(a) Standing: Purchaser is a corporation duly formed and organized and validly existing under the laws of the jurisdiction of its organization and is duly qualified under the laws of those jurisdictions in which it is required to be qualified to do business;

(b) No Conflict: The execution, delivery and performance of this Agreement, the consummation of the transactions herein and the fulfillment of and compliance with the terms and provisions hereof, do not and will not:

(i) result in the breach of or violate any term or provision of Purchaser's articles, by laws or other constating documents;

(ii) to Purchaser's knowledge, conflict with, result in a breach of, constitute a default under, or prohibit the performance required by, any agreement, instrument, licence, permit or authority to which Purchaser is a party or by which Purchaser is bound; or

(iii) to Purchaser's knowledge, violate any judgment, decree, order or Regulations applicable to Purchaser;

(c) Authorization and Enforceability: This Agreement has been duly executed and delivered by Purchaser and all documents executed or delivered by Purchaser pursuant hereto or to be executed and delivered by Purchaser to Vendor or Company on the Closing Date or by Purchaser or Company thereafter shall be duly executed and delivered by Purchaser or Company, and this Agreement does, and such documents will, constitute legal and valid binding obligations of Purchaser and Company enforceable against Purchaser and Company in accordance with their respective terms subject to limitations with respect to enforcement imposed by Regulations in connection with bankruptcy or similar proceedings and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought;

(d) Requisite Authority: Purchaser has all requisite power and authority to enter into this Agreement and to perform its obligations under this Agreement and has authorized and taken all necessary actions to authorize the execution, delivery and performance of this Agreement and the transactions herein all in accordance with this Agreement;

(e) No Fees: Purchaser has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder's fees, agent's commission or other similar forms of compensation with respect to the transactions herein for which Vendor shall have any obligation or liability whatsoever;

(f) Purchase Price: Purchaser either now has or will have at Closing all money that Purchaser will need to pay to Vendor upon Closing or Purchaser has a contractual right to receive all money that Purchaser will need to pay to Vendor and such money will be available to Purchaser for payment to Vendor at Closing;

(g) Acting as Principal: Purchaser is acquiring the Shares as principal and will acquire on its own behalf all of the Shares on the Closing Date;

(h) No Authorizations: No authorization or approval or other action by, and no notice to or filing with, any Governmental Agency is required for the due execution, delivery and performance by Purchaser of this Agreement, other than authorizations, approvals or exemptions previously obtained and currently in force;

(i) Authorized and Issued Shares: the Shares issued to Vendor pursuant hereto shall be duly and validly issued and be fully paid and non-assessable common shares in the share capital of Purchaser;

(j) Funds Available: Purchaser has the financial resources available to it to enable it to pay the Cash Portion of the Base Purchase Price and all other amounts due from Purchaser hereunder at Closing;

(k) Residency: Purchaser is a Canadian for the purposes of the *Investment Canada Act*, R.S.C. 1985, c. 28 (1st Supp.);

(l) Business of Purchaser: Purchaser has all requisite power and authority to carry on its business;

(m) Purchaser's Shares: The Purchaser's Shares at Closing will be validly issued by Purchaser to Vendor in accordance with the by laws and articles of Purchaser, will be fully paid and non assessable and Vendor shall have good and marketable title thereto, free of any liens, pledges, voting trusts, proxies, adverse claims and other Encumbrances;

(n) Qualification: Purchaser is duly qualified to carry on business in each jurisdiction in which the nature of its business or the property or assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified will not have a material adverse effect on the business, assets, properties, condition (financial or otherwise), results of operations or prospects of the Purchaser, taken as a whole;

(o) Compliance with Law: To Purchaser's knowledge, Purchaser and each of its subsidiaries and partnerships has complied with and is in compliance with all laws or regulations applicable to the operation of its business, including all Applicable Laws, except where failure to do so would not have a material adverse effect on the business, assets, properties, condition (financial or otherwise), results of operations or prospects of Purchaser, taken as a whole, and Purchaser and each of its subsidiaries and partnerships has all licenses, permits, orders or approvals of, and has made all required registrations with, any government or regulatory body that are material to the conduct of its business;

(p) Authorized Capital: the authorized capital of Purchaser consists of an unlimited number of common shares and 300,000,000 preference shares of which as at the date hereof, only 9,259,453 common shares are issued and outstanding, all of which are issued as fully paid and non-assessable;

(q) Options and Similar Rights: no person has any agreement, option, right or privilege (including, without limitation, whether by law, pre-emptive right, contract or otherwise) to purchase, subscribe for, convert into, exchange for or otherwise require the issuance of, nor any agreement, option, right or privilege capable of becoming any such agreement, option, right or privilege, any of the unissued shares or other securities of Purchaser except as pursuant to Purchaser's authorized stock option plan;

(r) Minute Books: the minute books of Purchaser are true and correct in all material respects and contain the minutes of all meetings and all resolutions of the directors and shareholders thereof;

(s) Securities Orders: no securities commission or similar regulatory authority has issued any order preventing or suspending trading of any securities of Purchaser, and Purchaser is not in default of any requirement of Applicable Laws;

(t) Public Documents: the information and statements set forth in the Purchaser Public Documents were true, correct and complete and did not contain any material misrepresentations, as of their respective dates, no material change has occurred in relation to Purchaser which is not disclosed in such public record, and Purchaser has not filed any confidential material change reports which continue to be confidential; and

(u) Reporting Issuer: Purchaser is a "reporting issuer" or has equivalent status in each of the provinces of British Columbia, Alberta, Saskatchewan, Ontario, Quebec and Nova Scotia, and its common shares are listed on the TSX, and Purchaser has not been notified of any default or alleged default by Purchaser of any requirement of securities and corporate laws, regulations, orders, notices and policies which remains outstanding.

7.2 Claims

Vendor shall not have any claim whatsoever against Purchaser or its Representatives or any of their respective successors or assigns pursuant to or based in any way upon any of the representations and warranties set forth in Section 7.1 otherwise than pursuant to Section 9.2(b) and pursuant to Sections 9.3 to 9.5 inclusive.

7.3 No Merger

The representations and warranties of Purchaser set forth in Section 7.1 shall survive Closing and continue in full force and effect until the end of the Survival Period and not be merged in any conveyances or other documents provided pursuant to this Agreement.

ARTICLE 8
INFORMATION

8.1 Access to Information

Until the Closing Date, each Party may, upon reasonable notice to the other and subject to contractual restrictions relative to disclosure, have access during business hours to the Title and Operating

Documents, books, accounts, records, minute books, Tax Returns, Tax receipts, filings, maps, documents, files, information and materials relating to the Assets or the Company or the Purchaser, and may obtain and copy information in respect of matters arising or relating to any period of time to and including the Closing Date, if copies of such records or if the information derived from such access would be reasonably required by requesting Party or its Affiliates.

ARTICLE 9
LIABILITIES AND INDEMNITIES

9.1 Indemnification by Vendor

After the Closing, subject to all other provisions of this Article 9, Vendor shall be liable for, and shall indemnify, defend and save harmless Purchaser, Company and their Representatives from and against any and all Losses and Liabilities suffered or incurred by any of them:

(a) as a direct result of the breach of any covenant or agreement of Vendor contained in this Agreement; or

(b) subject to Sections 6.2, 6.3 and 6.4, as a direct result of any breach of a representation or warranty of Vendor set forth in Section 6.1.

9.2 Indemnification by Purchaser

After the Closing, subject to all other provisions of this Article 9, Purchaser shall be liable for and shall indemnify, defend and save harmless Vendor and its successors and permitted assigns and their Representatives of each of them from and against any and all Losses and Liabilities suffered or incurred by any of them:

(a) as a direct result of the breach of any covenant or agreement of Purchaser contained in this Agreement; or

(b) subject to Sections 7.2 and 7.3, as a direct result of any breach of a representation or warranty of Purchaser set forth in Section 7.1.

9.3 Indemnification Procedure

The following procedures shall apply in connection with any claim for indemnification under Sections 9.1 or 9.2 in respect to a claim by a Third Party:

(a) If a Party claiming indemnification hereunder (the "**indemnified Party**") receives notice of the commencement or assertion against it of any claim made by a Third Party, or otherwise becomes aware of the basis for any claim it may have hereunder, in either case for which it seeks or intends to seek indemnification, the indemnified Party shall give the Party from which it seeks or intends to seek indemnification (the "**indemnifying Party**") reasonably prompt written notice thereof. Such notice to the indemnifying Party shall describe such claim in reasonable detail. The indemnifying Party shall have the right to participate in or to elect to assume the defence of any such Third Party claim at the indemnifying Party's own expense and by such indemnifying Party's own counsel, and the indemnified Party shall co operate in good faith in such defence. The indemnified Party shall have the right to participate in the defence of any such Third Party claim, assisted by counsel of its own choosing and if representation of the indemnified Party and the indemnifying Party by the same counsel would be inappropriate due to conflicting interests of the

two Parties (including claims that would be partially excluded from indemnification by virtue of another provision of this Article 9), the indemnifying Party shall also be responsible for the separate legal costs incurred by the indemnified Party. No indemnified Party shall have the right to settle or compromise, or propose to settle or compromise, any such third party claim without the consent of the indemnifying Party except as permitted in the next following paragraph.

If the indemnifying Party fails to respond to any such notice within 15 days of receipt of such notice or if the indemnifying Party refuses to or fails to defend such Third Party claim, then the indemnified Party shall be entitled to defend such claim in any manner as determined by the indemnified Party, acting reasonably, in which event, the indemnifying Party will be responsible for the indemnified Party's legal costs in that regard and the indemnified Party will be entitled to settle or compromise the Third Party claim provided it acts reasonably in that regard.

(b) Any claim for indemnification by an indemnified Party shall be asserted by giving the indemnifying Party written notice thereof in accordance with the terms hereof. Such notice to the indemnifying Party shall describe such claim in reasonable detail.

9.4 General Limitation on Liability

The indemnities provided in Sections 9.1 and 9.2 (whether in respect of a Third Party claim or direct damages suffered by a Party or its Representatives or otherwise) shall not apply to the extent that the Losses and Liabilities are reimbursed by insurance or are caused by the gross negligence, wilful default or wilful misconduct of the Party claiming indemnity or any of such Party's Representatives.

9.5 Limitations and Exclusions

(a) Notwithstanding anything herein to the contrary, neither Party nor any of such Party's Representatives shall have any liability or obligation to indemnify the other Party or its Representatives in respect of any breach of any representation, warranty, covenant or any indemnity herein or hereunder or in any document delivered pursuant hereto in respect of any individual matter unless the Losses and Liabilities suffered or incurred by the claiming Party (or its Representatives) in respect of such individual matter exceeds $50,000, and the indemnifying party shall be liable to the claiming party for all such Losses and Liabilities. For clarity such $50,000 amount shall be a threshold and not a deductible.

(b) Notwithstanding herein anything to the contrary, no Party or its Representatives shall have any liability to the other Party or its Representatives hereunder in respect of any Losses and Liabilities that consist of indirect, special, consequential or punitive damages.

ARTICLE 10
NOTICE

10.1 Service of Notice

All notices, requests, consents, waivers and other communications required or permitted hereunder or with respect to this Agreement shall be in writing and shall be deemed to have been properly served: (a) when delivered if delivered personally (including by courier); (b) on the Business Day after mailing if sent by a nationally recognized overnight delivery service that maintains records of the time, place and recipient of delivery; or (c) upon receipt of a confirmed transmission, if sent by facsimile transmission prior to 4:00 p.m. on a Business Day, otherwise on the next ensuing Business Day, in each case to a Party at its addresses set forth in Section 10.2.

10.2 Addresses for Notice

The address for service of notice of each of the Parties shall be as follows:

Purchaser:

Rock Energy Inc.
Suite 1750 Watermark Tower
530 – 8th Avenue S.W.
Calgary, Alberta T2P 3S8

Telephone No: (403) 218-4380
Facsimile No: (403) 234-0598

Attention: President

Vendor:

967338 Alberta Ltd.
c/o #103 Mountain River Estates
Calgary, AB T3Z 3J3
Attention: John Gunn
Facsimile: (403) 685-3592

10.3 Right to Change Addresses

Any Party may change its addresses for service by notice to the other Party, and such changed address for service thereafter shall be effective for all purposes of this Agreement.

ARTICLE 11
MISCELLANEOUS

11.1 Continuing Agreement

After Closing, the covenants and agreements contained in this Agreement shall continue in effect until performed and discharged except to the extent the continued effectiveness or enforceability of any such agreement or covenant is limited in duration by any Survival Period or other specific provision stated herein.

11.2 Further Assurances

Each Party will, from time to time and at all times after Closing, without further consideration, do such further acts and deliver all such further assurances, deeds and documents as shall be reasonably required in order to fully perform and carry out the terms of this Agreement.

11.3 No Merger

Subject to the limitations set forth herein, the covenants, representations, warranties and indemnities contained in this Agreement shall survive Closing and shall not merge in any assignments, conveyances, transfers or other documents executed and delivered at or after Closing, notwithstanding any rule of law, equity or statute to the contrary and such rules are hereby waived.

11.4 Entire Agreement

This Agreement supersedes all other written agreements that predate this Agreement, as well as any verbal understanding among the Parties relating to the subject matter hereof.

11.5 Non-Applicability of *Contra Proferentum*

The Parties acknowledge that they participated equally in the negotiation and preparation of this Agreement. Any legal rule of construction that would cause this Agreement to be construed against the Party that assumed primary responsibility for drafting this Agreement because of that role will not apply to this Agreement.

11.6 Governing Law

This Agreement shall be subject to and interpreted, construed and enforced in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated as a contract made in the Province of Alberta. The Parties irrevocably attorn and submit to the jurisdiction of the courts of the Province of Alberta and courts of appeal therefrom in respect of all matters arising out of this Agreement.

11.7 Assignment

Neither Party may assign any of its interests in or under this Agreement prior to the Closing Date without the prior consent of the other Parties, which consent may be unreasonably withheld.

11.8 Enurement

This Agreement shall be binding upon and shall enure to the benefit of the Parties and their respective administrators, trustees, receivers successors and permitted assigns.

11.9 Time of Essence

Time shall be of the essence in this Agreement.

11.10 Invalidity of Provisions

In case any of the provisions of this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality or enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

11.11 Waiver

No waiver by any Party of any breach (whether actual or anticipated) of any of the terms, conditions, representations or warranties contained herein shall take effect or be binding upon that Party unless the waiver is expressed in writing under the authority of that Party. Any waiver so given shall extend only to the particular breach so waived and shall not limit or affect any rights with respect to any other or future breach.

11.12 Remedies Generally

No failure on the part of any Party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or remedy preclude any other or further

exercise thereof or the exercise of any other right or remedy in law or in equity or by statute or otherwise conferred.

11.13 Amendment

This Agreement shall not be varied in its terms or amended by oral agreement or by representations or otherwise other than by an instrument in writing dated subsequent to the date hereof, executed by a duly authorized representative of each Party.

11.14 Public Announcements

Until Closing has occurred, no Party shall release any information concerning this Agreement and the transactions herein provided for without the prior written consent of the other Party, which consent shall not be unreasonably withheld. Nothing contained herein shall prevent a Party at any time from furnishing information to any Governmental Entity (including applicable recognized stock exchanges and securities commissions), or to the public if required by applicable law, provided that the Parties shall advise each other in advance of any public statement which they propose to make.

11.15 Subrogation

The assignment and conveyance effected by this Agreement is made with full right of substitution and subrogation of Purchaser in and to all covenants, representations, warranties and indemnities previously given or made by others in respect of the Shares and Assets or any part or portion thereof.

11.16 Counterparts

This Agreement may be executed in counterpart and provided by facsimile and all executed counterparts provided by facsimile or otherwise together shall constitute one agreement.

IN WITNESS WHEREOF the Parties have duly executed this Agreement as of the date first above written.

967338 Alberta Ltd.

Per: ______________________________
Name:
Title:

ROCK ENERGY INC.

Per: ______________________________
Name: Allen Bey
Title: President

exercise thereof or the exercise of any other right or remedy in law or in equity or by statute or otherwise conferred.

11.13 Amendment

This Agreement shall not be varied in its terms or amended by oral agreement or by representations or otherwise other than by an instrument in writing dated subsequent to the date hereof, executed by a duly authorized representative of each Party.

11.14 Public Announcements

Until Closing has occurred, no Party shall release any information concerning this Agreement and the transactions herein provided for without the prior written consent of the other Party, which consent shall not be unreasonably withheld. Nothing contained herein shall prevent a Party at any time from furnishing information to any Governmental Entity (including applicable recognized stock exchanges and securities commissions), or to the public if required by applicable law, provided that the Parties shall advise each other in advance of any public statement which they propose to make.

11.15 Subrogation

The assignment and conveyance effected by this Agreement is made with full right of substitution and subrogation of Purchaser in and to all covenants, representations, warranties and indemnities previously given or made by others in respect of the Shares and Assets or any part or portion thereof.

11.16 Counterparts

This Agreement may be executed in counterpart and provided by facsimile and all executed counterparts provided by facsimile or otherwise together shall constitute one agreement.

IN WITNESS WHEREOF the Parties have duly executed this Agreement as of the date first above written.

967338 Alberta Ltd.

Per: [signature]
Name: John Gunn
Title: President

ROCK ENERGY INC.

Per. ____________________
Name:
Title:

SHARE SALE AGREEMENT

MARCH 14, 2005

(SHARES OF 1156168 ALBERTA LTD.)

BETWEEN

ALL PROPOSED SHAREHOLDERS OF 1156168 ALBERTA LTD.

AND

ROCK ENERGY INC.

TABLE OF CONTENTS

SCHEDULES

SHARE SALE AGREEMENT

THIS AGREEMENT made the 14th day of March, 2005.

BETWEEN:

> **ALL PROPOSED SHAREHOLDERS OF 1156168 Alberta Ltd.** as described in Schedule H, each a corporation having an office and carrying on business in the City of Calgary, in the Province of Alberta (hereinafter individually referred to as a "**Vendor**" and collectively as "**Vendors**")

AND

> **ROCK ENERGY INC.**, a corporation having an office and carrying on business in the City of Calgary, in the Province of Alberta (hereinafter referred to as "**Purchaser**")

WHEREAS Purchaser wishes to acquire the Shares from Vendors and Vendors wish to sell the Shares to Purchaser on the terms and conditions contained within this Agreement.

NOW THEREFORE in consideration of the promises and mutual covenants contained in this Agreement, the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement (including the recitals hereto, this Section and each Schedule) the words set forth below shall have the meanings ascribed thereto below, namely:

(a) "**AEUB**" means the Alberta Energy and Utilities Board;

(b) "**Accounting Adjustment**" means the amount determined as such pursuant to the Accounting Adjustment Schedule;

(c) "**Accounting Adjustment Estimate**" has the meaning given it in the Accounting Adjustment Schedule;

(d) "**Accounting Adjustment Schedule**" means the schedule attached as Schedule I;

(e) "**Accounting Firm**" as the context requires has the meaning ascribed thereto in the Accounting Adjustment Schedule;

(f) "**AFE**" means the authorities for expenditure, if any, set forth in Schedule C;

(g) "**Affiliate**" in relation to any Person means any other Person that controls the first-mentioned Person; is controlled by the first-mentioned Person or is controlled by the same Person that controls the first-mentioned Person, for which purpose a corporation shall be deemed to be controlled by those Persons who own or effectively control, other than by way of security only, sufficient voting shares of the corporation (whether directly through the ownership of shares of

the corporation or indirectly through the ownership of shares of another corporation that owns the shares of the corporation) to elect the majority of its board of directors;

(h) "**this Agreement**", "**herein**", "**hereto**", "**hereof**" and similar expressions refer to this Share Sale Agreement, as amended from time to time;

(i) "**Applicable Laws**" means applicable corporate and securities laws, regulations and rules, all policies thereunder and rules of applicable stock exchanges;

(j) "**Assets**" means the Petroleum and Natural Gas Rights, the Tangibles and the Miscellaneous Interests;

(k) "**Base Purchase Price**" has the meaning ascribed thereto in Section 2.1, subject to adjustments as provided herein;

(l) "**Business Day**" means any day which is not a Saturday, Sunday or statutory holiday in Calgary, Alberta or Vancouver, British Columbia;

(m) "**Canadian Dollar**" or "**$**" means a Canadian dollar;

(n) "**Cash Portion**" has the meaning ascribed thereto in Section 2.1(a);

(o) "**Closing**" means the delivery, on the Closing Date, of the Shares, duly endorsed for transfer, and the payment of the Consideration and the delivery of the other certificates and documents required by Sections 5.1 and 5.2;

(p) "**Closing Date**" means May 6, 2005, or such other date as is mutually agreed in writing by the Parties;

(q) "**Closing Time**" means 10:01 a.m. Calgary time on the Closing Date, or such other time as is mutually agreed in writing by the Parties;

(r) "**Company**" means 1156168 Alberta Ltd.;

(s) "**Consideration**" has the meaning ascribed thereto in Section 2.1;

(t) "**Data**" means all records, data and information owned by Vendors including Seismic Data directly relating to the Petroleum and Natural Gas Rights or the Tangibles, including well files, lease files, agreement files and production records (including the Title and Operating Documents);

(u) "**Disclosure Schedule**" means the schedule attached as Schedule C;

(v) "**Effective Date**" means 12:01 a.m., Calgary Time on January 1, 2005;

(w) "**Encumbrances**" means any and all Royalties, Security Interests and other encumbrances and adverse claims, of any kind or character whatsoever;

(x) "**Environment**" means any and all natural components of the earth and atmosphere, including without limitation:

(i) the air, land, soil and subsurface soil;

(ii) water, groundwater, surface water and aquifers; and

(iii) plants, animals, living organisms and all organic and inorganic matter;

and "**Environmental**" has a corresponding meaning;

(y) "**Environmental Liabilities**" means all past, present and future Losses and Liabilities of the Company that:

(i) relate to the Assets or that arise in connection with the ownership thereof or operations pertaining thereto; and

(ii) relate to or are associated with the Environment, including those that relate to or are associated with:

(A) transportation, storage, use or disposal of toxic or hazardous substances;

(B) release, spill, escape or emission of toxic or hazardous substances; or

(C) pollution or contamination of or damage to the Environment;

including, without limitation, liabilities to compensate Third Parties for damages and losses resulting from the items described in items (i) and (ii) above (including, without limitation, damage to property, personal injury and death) and obligations to take action to prevent or rectify damage to or otherwise protect the Environment including the effects of, and the costs of complying with, any order, direction or claim of any Governmental Entity in respect of any of foregoing;

(z) "**GAAP**" means generally accepted accounting principles and practices in effect in Canada from time to time;

(aa) "**Governmental Entity**" means any court or tribunal having jurisdiction or any federal, provincial, state, local, municipal, canton, territory or other governmental body, agency, authority, department, commission, board or instrumentality;

(bb) "**GST**" means the Goods and Services Tax prescribed by Part IX of the *Excise Tax Act* (Canada), R.S.C. 1985, c.E-15;

(cc) "**Holdback Amount**" has the meaning ascribed thereto in Section 2.2;

(dd) "**Interim Period**" means the period from the Effective Date to the Closing Date;

(ee) "**Interim Period Revenues**" has the meaning given it in the Accounting Adjustment Schedule;

(ff) "**Interim Statement of Adjustments**" has the meaning given it in the Accounting Adjustment Schedule:

(gg) "**Lands**" means the Petroleum Substances within, under or upon the lands described in the Land Schedule, subject to the restrictions and exclusions set forth therein as to Petroleum Substances and geological formations, and any other interests in oil and gas properties legally or beneficially owned by Vendor;

(hh) "**Land Schedule**" means Schedule "A" attached hereto;

(ii) "**Leases**" means the leases, licenses, permits and similar documents of title described in the Land Schedule by virtue of which the holder thereof is entitled to drill for, win, take, own or remove Petroleum Substances within, upon or under the Lands and includes, if applicable, all renewals and extensions of such documents and all documents issued in substitution therefor;

(jj) "**Losses and Liabilities**" means (i) losses, costs, damages and expenses which a Party suffers, sustains, pays or incurs (including legal fees on a "solicitor and his own client" basis), lawsuits, claims, demands, proceedings, expenses and charges suffered, sustained, paid, commenced, threatened or incurred and (ii) any and all liabilities and obligations, whether under common law, in equity, under the Regulations or otherwise; whether tortious, contractual, vicarious, statutory or otherwise; whether absolute or contingent; whether directly or as the result of a claim by a Third Party, and whether based on fault, strict liability or otherwise;

(kk) "**Miscellaneous Interests**" means the Company's interests in all property, assets, interests and rights (other than the Petroleum and Natural Gas Rights and the Tangibles) directly related to the Petroleum and Natural Gas Rights or the Tangibles but only to the extent such property, assets, interests and rights are directly related to Petroleum and Natural Gas Rights or the Tangibles, including without limitation any and all of the following:

(i) contracts and agreements directly related to the Petroleum and Natural Gas Rights or the Tangibles including, without limitation, the Title and Operating Documents;

(ii) the Surface Rights;

(iii) the Data; and

(iv) all Wells, including the wellbores of and casing for the Wells,

but specifically excludes (a) Petroleum Substances produced prior to the Effective Date and (b) accounts receivable accruing prior to the Effective Date;

(ll) "**Parties**" means Vendors and Purchaser, collectively, and "**Party**" means any one of them;

(mm) "**Permitted Encumbrances**" means:

(i) liens for taxes, assessments and governmental charges for which payment is not due;

(ii) liens incurred or created in the ordinary course of business as security in favour of the person who is conducting the development or operation of the property to which such liens relate for the Company's proportionate share of costs and expenses of such development or operation for which payment is not due;

(iii) mechanics', builders' and materialmen's liens in respect of services rendered or goods supplied for which payment is not due;

(iv) easements, rights of way, servitudes and other similar rights in land (including, without limitation, rights of way and servitudes for roads; railways; sewers; drains; gas and oil pipelines; gas and water mains and electric light, power, telephone, telegraph and cable television conduits, poles, wires and cables);

(v) the right reserved to or vested in any municipality or government or other public authority by the terms of any Lease, license, franchise, grant or permit or by any Regulations, to terminate any such Lease, license, franchise, grant or permit or to require annual or other periodic payments as a condition of the continuance thereof;

(vi) rights of general application reserved to or vested in any Governmental Entity to levy Taxes on the Assets or any of them or the income therefrom, and governmental requirements and limitations of general application;

(vii) royalty burdens, liens, adverse claims, penalties, reductions in interests and other encumbrances set out (A) in the Land Schedule or (B) in the Title and Operating Documents to the extent that they would constitute Permitted Encumbrances under subsections (i) to (vi) and (viii) of this definition; and

(viii) the reservations, limitations, provisions and conditions in any original grants from the Crown or freehold lessors of any of the Lands or interests therein and statutory exceptions to title;

(nn) "**Person**" means any individual or entity, including any partnership, body corporate, trust, unincorporated organization, union, governmental body and any heir, executor, administrator or other legal representative of an individual;

(oo) "**Petroleum and Natural Gas Rights**" means (i) all of the interest of the Company in the Leases (to the extent they pertain to the Lands) including, without limitation, the interests that are attributed to the Company in the Land Schedule, (ii) the fee simple interests (if any) in mines and minerals in the Lands attributed to the Company in the Land Schedule, and (iii) all of the interest of the Company (if any) in royalties, net profits interests and similar interests in respect of the Lands including, without limitation, the interests attributed to the Company in the Land Schedule;

(pp) "**Petroleum Substances**" means crude oil, petroleum, natural gas, natural gas liquids, coalbed methane and other related hydrocarbons (except coal) and any and all other substances (including sulphur), whether liquid, solid or gaseous and whether hydrocarbons or not, produced in association therewith, the rights to which are granted pursuant to the Leases;

(qq) "**Post-Closing Adjustments**" has the meaning ascribed thereto in the Accounting Adjustment Schedule;

(rr) "**Prior Transactions**" means the transactions described in Schedule J;

(ss) "**Purchaser**" means Rock Energy Inc.;

(tt) "**Purchaser's Counsel**" means Burnet Duckworth & Palmer LLP;

(uu) "**Purchaser's Financial Statements**" means the audited financial statements of the Purchaser for the year ended March 31, 2004 and the draft unaudited financial statements for the period ended December 31, 2004;

(vv) "**Purchaser's Shares**" has the meaning ascribed thereto in Section 2.1(b);

(ww) "**Purchaser GLJ Reserve Report**" means the reserve report effective December 31, 2004 prepared by GLJ on the petroleum and natural gas reserves of the Purchaser;

(xx) "**Purchaser Public Documents**" means all documents or information filed by or on behalf of Purchaser in compliance or intended compliance with Applicable Laws;

(yy) "**Qwest Group**" means collectively, Qwest Energy II Limited Partnership, Qwest Energy (2001) Limited Partnership, Qwest Energy Development III Limited Partnership, and Qwest Energy Income Development Limited Partnership;

(zz) "**Regulations**" means all laws, orders, statutes, rules, by-laws, decrees, regulations, directives, judgments, declarations and similar pronouncements made by the Crown, by the Regulatory Agencies or by any other Governmental Entity and includes the terms and conditions of all permits, licences, authorizations or approvals issued by Governmental Entities except to the extent such permits, licences, authorizations or approvals comprise a Title and Operating Document;

(aaa) "**Regulatory Agencies**" means the AEUB and all other agencies, governmental bodies and departments having jurisdiction over any of the Assets;

(bbb) "**Representatives**" means a Party's directors, officers, employees, representatives, agents, professional advisors, and Affiliates, and the directors, officers, employees, representatives, agents and professional advisors of its Affiliates;

(ccc) "**Royalties**" means all royalties, burdens, profits interests, production payments and similar interests reserved or payable (by way of a share in production of Petroleum Substances or by way of money) to the Crown, lessors and other Persons in respect of or relating to the production or sale of Petroleum Substances;

(ddd) "**Sale, Processing and Transportation Agreements**" means agreements for the sale of Petroleum Substances produced from the Lands or the lands pooled or unitized therewith and agreements providing for the gathering, transportation, compression, processing, treatment or storage of Petroleum Substances produced from the Lands or lands pooled or unitized therewith, if any, set out in Schedule B;

(eee) "**Security Interest**" means any mortgage, charge, pledge, lien, hypothec, assignment by way of or in effect as security, or security interest whatsoever, but does not include a right of set-off or a set-off;

(fff) "**Seismic Data**" means seismic data owned by the Company, including surveyors' ground elevation records, shot point maps, drillers' logs, shooters' records, seismograph records, seismograph magnetic tapes, monitor records, field records and record sections, excluding maps and interpretations made therefrom;

(ggg) "**Shares**" means all of the issued and outstanding shares of the Company on the Closing Date;

(hhh) "**Sharing Ratio**" means the percentage ownership of a Vendor in the Company which is more particularly described in Schedule "H";

(iii) "**Surface Rights**" means all rights to use or occupy the surface of lands (including, but not limited to, the Lands) which are used or held for use in connection with the Petroleum and Natural Gas Rights or the Tangibles, including rights to enter upon and occupy the surface of the lands on which the Tangibles and the Wells are located and rights to use the surface of the lands to gain access thereto;

(jjj) **"Survival Period"** means the period of 12 months starting on the Closing Date;

(kkk) **"Tangibles"** means the interests of the Company that are directly related to the Petroleum and Natural Gas Rights in all other tangible depreciable property and assets used or intended to be used in producing, processing, gathering, treating, storing, measuring or injecting Petroleum Substances or any of them from the Lands or lands pooled or unitized therewith or in connection with water injection or removal operations that pertain to the Petroleum and Natural Gas Rights, including, without limitation, all Wells, gas plants, oil batteries, production equipment, pipelines, pipeline connections, meters, dehydrators, motors, inventory, compressors, treaters, dehydrators, scrubbers, separators, pumps, tanks, boilers and communication equipment;

(lll) **"Tax"** or **"Taxes"** means all taxes, fees, stamp taxes, duties, levies and other charges and assessments, together with any interest, fines, or penalties, with respect thereto charged or imposed upon the Company, the Assets or the businesses of the Company by any Governmental Entity, including all federal, state, local, municipal, provincial, territorial, and other income, franchise, profits, capital gains, capital stock, transfer, sales, use, occupation, property, excise, severance, windfall profits, stamp, licence, payroll, withholding, production, value-added, GST and other taxes, assessments, charges, duties, fees, levies or other governmental charges of any kind whatsoever (whether payable directly, by withholding or indirectly pursuant to a contractual obligation to indemnify any Person, and whether or not requiring the filing of a Tax Return);

(mmm) **"Tax Act"** means the *Income Tax Act* (Canada), R.S.C. 1985, c.1, as amended;

(nnn) **"Tax Returns"** means all returns, reports, declarations, elections, filings, designations, information returns and statements filed or required to be filed with Governmental Entities in respect of Taxes;

(ooo) **"Third Party"** means any Person other than Vendors or Purchaser or their respective Affiliates;

(ppp) **"Title and Operating Documents"** means, to the extent directly related to the Petroleum and Natural Gas Rights or the Tangibles, (i) the Leases, (ii) assignments, trust declarations, operating agreements, royalty agreements, overriding royalty agreements, gross overriding agreements, participation agreements, farm-in agreements, sale and purchase agreements, pooling agreements, common stream agreements, easements, surface leases and pipeline crossing agreements, (iii) agreements for construction, ownership and operation of gas plants, gas gathering systems and other facilities, (iv) permits, licenses and approvals and (v) other agreements which relate to the Petroleum and Natural Gas Rights or the Tangibles or the ownership, operation or exploitation thereof;

(qqq) **"TSX"** means the Toronto Stock Exchange;

(rrr) **"Unitholders"** means the limited partners of each member of the Qwest Group;

(sss) **"Vendors"** means collectively each of the corporations described in Schedule "H" hereto (or their successors by amalgamation) and Vendor means any of them;

(ttt) **"Vendors' Counsel"** means Borden Ladner Gervais LLP; and

(uuu) **"Wells"** means all wells (including without limitation producing, shut-in, suspended, capped, abandoned, injection and disposal wells) located on the Lands or lands pooled or unitized therewith.

1.2 Interpretation

Unless otherwise stated or the context otherwise necessarily requires, in this Agreement:

(a) the insertion of headings in this Agreement is for convenience of reference only and shall not affect the construction or the interpretation of this Agreement;

(b) if there is any conflict or inconsistency between a provision in the body of this Agreement and that contained in a Schedule or any specific conveyance, assignment, transfer, novation or other document or instrument pertaining to the acquisition of the Assets by Purchaser, the provision in the body of this Agreement shall prevail;

(c) references herein to any agreement or instrument, including this Agreement, shall be a reference to the agreement or instrument as varied, amended, modified, supplemented or replaced from time to time;

(d) the terms "in writing" or "written" include printing, typewriting or facsimile transmission;

(e) references to a statute shall be a reference to: (i) such enactment as amended or reenacted from time to time and every statute that may be substituted therefor; and (ii) the regulations, bylaws or other subsidiary legislation made pursuant to such statute;

(f) words importing the singular number only shall include the plural and vice versa, and words importing the use of any gender shall include all genders;

(g) a reference to time shall, unless otherwise specified, refer to Mountain Standard Time or Mountain Daylight Savings Time during the respective intervals in which each is in force in Alberta;

(h) "including", "includes" and like terms means "including without limitation" and "includes without limitation";

(i) any representation or warranty that is made on the basis of the knowledge or awareness of a Party, shall include only such actual knowledge or awareness of the current officers of such Party and shall not include the knowledge and awareness of any other person or any constructive or imputed knowledge;

(j) the terms "this Agreement", "hereof", "hereunder" and similar expressions refer to this Agreement in its entirety and include any agreement supplemental hereto; and

(k) unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Clauses, Sections and Paragraphs and Subparagraphs are to Articles, Clauses, Sections and Paragraphs of this Agreement and references herein to Schedules are references to Schedules to this Agreement.

1.3 Schedules

The following schedules are attached to, form part of and are incorporated in the Agreement:

Schedule A	Land Schedule
Schedule B	Sale, Processing and Transportation Agreements

Schedule C		Disclosure Schedule
Schedule D		Form of Officer's Certificate of each Vendor
Schedule E		Form of Officer's Certificate of Purchaser
Schedule F		Resignation and Release by Directors and Officers of the Company
Schedule G		Release and Discharge of Directors and Officers of Company by Purchaser and the Company
Schedule H	-	List of each Vendor and Sharing Ratios
Schedule I	-	Accounting Adjustment Schedule
Schedule J	-	Prior Transactions with Exhibits I and II attached

ARTICLE 2
PURCHASE AND SALE

2.1 Purchase and Sale

Upon the terms and subject to the conditions of this Agreement, Purchaser hereby agrees to purchase the Shares from Vendors and Vendors hereby agree to sell and convey the Shares to Purchaser (by way of sale to 6223150 Canada Inc.) on the Closing Date in the manner set out in Schedule J at and for a consideration (the "**Consideration**") of:

(a) $18,971,786 Canadian dollars ($•) (the "**Cash Portion**") plus or minus, as the case may be, the adjustments provided for herein; and

(b) 5,660,380 common shares of Purchaser (the "**Purchaser's Shares**"), which the Parties agree have an aggregate value of $23,187,738 as at the date hereof (the "**Purchaser's Shares Value**").

The Cash Portion and the Purchaser's Shares Value shall be collectively referred to as the "**Base Purchase Price**".

2.2 Accounting Adjustment and Holdback

The Cash Portion of the Base Purchase Price will be:

(a) decreased by the amount of the Accounting Adjustment if it is a positive amount; and

(b) increased by the amount of the Accounting Adjustment if it is a negative amount.

An amount of $1,009,044 from the Cash Portion (the "Holdback Amount") shall be held back by Purchaser at Closing up until September 15, 2005 to cover any net adjustments in favour of Purchaser pursuant to this Section 2 and the Accounting Adjustment Schedule. Upon the termination of such holdback period, Purchaser shall immediately pay to the Qwest Group (or their nominees) the Holdback Amount less any net adjustments mentioned above in accordance with their respective Sharing Ratios.

Adjustments to the Purchase Price pursuant to this Section 2.2 will be paid at the times specified in the Accounting Adjustment Schedule.

2.3 Closing Statement

No later than 5:00 p.m. on the date that is two Business Days prior to the Closing Date, Vendors shall deliver to Purchaser:

(a) the Interim Statement of Adjustments as required by Clause 4 of the Accounting Adjustment Schedule; and

(b) a statement setting out the total cash amount payable by Purchaser to Vendors on the Closing Date pursuant to Section 2.4;

(the "**Closing Statement**").

2.4 Closing Funds and Share Delivery

On the Closing Date, Purchaser shall pay to each Vendor an amount equal to such Vendor's Sharing Ratio of the Cash Portion:

(a) plus or minus, as the case may be, of an amount equal to such Vendor's Sharing Ratio of the Accounting Adjustment Estimate;

(b) minus the such Vendor's Sharing Ratio of the Holdback Amount specified in Section 2.2.

In addition, on the Closing Date, Purchaser shall deliver to each Vendor, a certificate for its Sharing Ratio of the Purchaser's Shares duly issued in the name of such Vendor or its nominee.

2.5 Purchaser's Shares

(a) With respect to the certificate representing the Purchaser's Shares to be issued to the Vendors at Closing:

(i) Vendors acknowledge that such certificate shall have endorsed thereon the legend required by section 2.5(2)(3) of MI 45-102 Resale of Securities (the "Legend"); and

(ii) Purchaser agrees that it will instruct the registrar and transfer agent for its common shares to remove the Legend for any share certificates which result from the transfer of the Shares by a Vendor to the shareholders of such Vendor provided that it receives a certificate from an officer of such Vendor stating that the aforesaid transfer is incidental to the bona fide dissolution and winding-up of such Vendor and an opinion from such Vendor's Counsel respecting same addressed to Purchaser and Computershare Trust Company of Canada.

2.6 Tax Returns and Filings

After Closing, Purchaser shall be responsible for, and shall cause Company to, prepare and file all Tax Returns of the Company in respect of the change of control at the Closing Date.

2.7 Interim Period

During the Interim Period, each Vendor will maintain its interest in the Assets on the same basis as described in Article 8 of the Asset Purchase and Sale Agreement described in Schedule J and each of Vendor and Purchaser agree to be bound by the provisions of such Article 8, as though they were incorporated herein by reference as separate contractual obligations between Vendors and Purchaser.

ARTICLE 3
CLOSING

3.1 Closing

The Closing shall take place at 10:00 a.m. on the Closing Date at the offices of Purchaser's Counsel, 1400, 350 7th Avenue S.W., Calgary, Alberta, Canada.

ARTICLE 4
CONDITIONS TO THE CLOSING

4.1 Conditions Precedent to Closing of Purchaser

The obligation of Purchaser to purchase the Shares pursuant hereto is subject to the satisfaction at or prior to the Closing Date of the following conditions, which are for the exclusive benefit of Purchaser and may be waived by Purchaser:

(a) Representations: the representations and warranties made by each Vendor in Section 6.1 hereof shall be true as of the Closing Date as if made on and as of such date (except for representations and warranties which refer to another date, which shall be true as of that date) other than breaches of representations and warranties that would not have a material adverse effect on the transactions contemplated herein and each Vendor shall have provided to Purchaser a certificate of an officer of such Vendor certifying as to such matters on the Closing Date and Purchaser shall have no knowledge to the contrary;

(b) Opinion: Vendors shall have provided Purchaser with opinions of Vendors' Counsel dated the Closing Date and addressed to Purchaser and Purchaser's Counsel, to the effect that:

(i) each Vendor is duly formed and validly existing as a corporation under the federal laws of Canada and each Vendor has full power and authority to enter into this Agreement and perform its obligations hereunder;

(ii) all necessary proceedings of each Vendor have been taken to authorize this Agreement and the transactions contemplated herein, the performance by each Vendor of its obligations hereunder, and the execution and delivery by each Vendor of this Agreement and such other documents delivered pursuant hereto as may reasonably be requested by Purchaser's Counsel;

(iii) the execution and delivery by each Vendor of this Agreement and such other documents delivered pursuant hereto as may reasonably be requested by Purchaser's Counsel, the performance by each Vendor of its obligations hereunder and thereunder and the consummation of the transactions contemplated herein and therein will not result in the breach of or violate any term or provision of any unanimous shareholder agreement which governs such Vendor; and

(iv) this Agreement has been, and the documents delivered pursuant hereto will be, duly executed and delivered by each Vendor, and this Agreement is, and such other documents as may be entered into subsequent to the date of this Agreement as may reasonably be requested by Purchaser's Counsel will be, valid and binding on each Vendor and enforceable in accordance with their respective terms (subject to qualifications regarding the availability of equitable remedies and the general limitations in the enforcement of creditors' rights);

In giving such opinion, Vendors' Counsel may rely, in respect of matters governed by the laws of any jurisdiction other than the Provinces of Alberta or British Columbia or the laws of Canada applicable therein, upon the opinion of local counsel in such jurisdiction provided that Vendors' Counsel is of the opinion that the opinion of such local counsel is one upon which Vendors' Counsel may properly rely and, in respect of matters of fact, upon certificates of officers of a Vendor or any other appropriate persons acceptable to Purchaser's Counsel;

(c) No Material Change: there shall have been no material adverse change, financial or otherwise, in the assets, liabilities, business, operations, prospects, affairs, capital or financial condition of each Vendor or any occurrences or circumstances which have resulted or might reasonably be expected to result in a material adverse change thereto (other than a change due to changes in general economic conditions (including commodity prices) applicable to corporations conducting business similar to that of each Vendor) except as have been previously disclosed to Purchaser prior to the date hereof;

(d) Obligations: all obligations of each Vendor contained in this Agreement to be performed prior to or at Closing shall have been timely performed in all material respects;

(e) No Actions: no action or proceeding shall have been instituted or threatened by anyone before any court or governmental agency to obtain damages in respect of this Agreement or to restrain or prohibit the consummation of the transactions contemplated herein;

(f) Deliveries: all documents to be delivered by each Vendor to Purchaser at Closing pursuant hereto shall have been delivered by each Vendor to Purchaser at the time and in the form stipulated in this Agreement; and

(g) Prior Transactions: each Vendor shall have completed all transactions it and any of its Affiliates are required to complete pursuant to the Prior Transactions as described and in the manner contemplated in Schedule J, and each general partner of the Qwest Group, shall have completed the transactions described in Schedule J under the heading "GP Transactions" and in the manner contemplated therein.

If any of the foregoing conditions has not been complied with or waived by Purchaser at or before the Closing Date, Purchaser may, in addition to any other remedies which it may have available to it, terminate its obligations to purchase the Shares by written notice to Vendor specifying what conditions have not been satisfied.

4.2 Conditions Precedent to Closing of Vendors

The obligation of Vendors to sell the Shares pursuant hereto is subject to the satisfaction at or prior to the Closing Date of the following conditions, which are for the exclusive benefit of Vendors and may be waived by all but not less than all of Vendors:

(a) Representations: The representations and warranties made by Purchaser in Section 7.1 of this Agreement shall be true as of the Closing Date as if made on and as of such date (except for representations and warranties which refer to another date, which shall be true as of that date) other than breaches of representations and warranties that would not have a material adverse effect on the transactions contemplated herein and, Purchaser shall have provided to Vendors a certificate of an officer of Purchaser certifying as to such matters on the Closing Date and Purchaser shall have no actual knowledge to the contrary;

(b) Opinion: Purchaser shall have provided Vendors with opinions of Purchaser's Counsel dated the Closing Date and addressed to Vendors and Vendors' Counsel relating to the following matters:

(i) Purchaser is a corporation duly continued and validly existing under the laws of the Province of Alberta and has full power and authority to enter into this Agreement and perform its obligations hereunder;

(ii) all necessary corporate proceedings of Purchaser have been taken to fully, validly and effectively authorize this Agreement and the transactions contemplated herein, the performance by Purchaser of its obligations hereunder, and the execution an delivery by Purchaser of this Agreement and all documents delivered pursuant hereto;

(iii) the execution and delivery by Purchaser of this Agreement and all documents delivered pursuant hereto, the performance by Purchaser of its obligations hereunder and thereunder and the consummation of the transactions contemplated herein and therein will not result in the breach of or violate any term or provision of the articles or by-laws of Purchaser;

(iv) this Agreement has been, and the documents delivered pursuant hereto will be, duly executed and delivered by Purchaser and this Agreement is, and such other documents as may be entered into subsequent to the date of this Agreement as may reasonably be requested by Vendor's Counsel will be, valid and binding on Purchaser and enforceable in accordance with their terms (subject to qualifications regarding the availability of equitable remedies and the general limitations on the enforcement of creditors' rights);

(v) the Purchaser's Shares issued pursuant to this Agreement have been conditionally allotted and will, when issued, be duly and validly issued as fully paid and non-assessable common shares of the Purchaser and such Purchaser's Shares have been conditionally approved for listing on the TSX subject to satisfaction of the conditions prescribed by such exchange;

(vi) the registration and prospectus exemption for the issuance of Purchaser's Shares; and

(vii) as to the authorized and issued capital of Purchaser immediately prior to the Closing Date.

In giving such opinion, Purchaser's Counsel may rely, in respect of matters governed by the laws of any jurisdiction other than the Province of Alberta or the laws of Canada applicable therein, upon the opinion of local counsel in such jurisdiction provided that Purchaser's Counsel is of the opinion that the opinion of such local counsel is one upon which Purchaser's Counsel may properly rely and, in respect of matters of fact, upon certificates of senior officers of Purchaser or any other appropriate persons acceptable to Vendors' Counsel;

(c) No Material Change: there shall have been no material adverse change, financial or otherwise, in the assets, liabilities, business, operations, prospects, affairs, capital or financial condition of Purchaser from that disclosed in the Purchaser's Financial Statements or any occurrences or circumstances which have resulted or might reasonably be expected to result in a material adverse change thereto (other than a change due to changes in general economic conditions (including commodity prices) applicable to corporations conducting business similar to that of Purchaser) except as disclosed in the Purchaser Public Documents prior to the date hereof or except as have been previously disclosed to Vendors prior to the date hereof;

(d) Obligations: all obligations of Purchaser contained in this Agreement to be performed prior to or at Closing shall have been timely performed in all material respects;

(e) Payment and Deliveries: all amounts to be paid or documents to be delivered by Purchaser to Vendors at Closing pursuant hereto shall have been paid or delivered, as the case may be, to Vendors by Purchaser at the time and in the form stipulated in this Agreement; and

(f) Prior Transactions: each Vendor and 6223150 Canada Inc. shall have completed all transactions it and any of its Affiliates are required to complete pursuant to the Prior Transactions as described and in the manner contemplated in Schedule J.

If any of the foregoing conditions precedent has not been complied with, or waived by all but not less than all Vendors at or before the Closing Date, all but not less than all Vendors may, in addition to any other remedies which they may have available to them, terminate their obligations to sell the Shares to Purchaser by written notice from all Vendors to Purchaser specifying what conditions have not been satisfied.

4.3 Mutual Closing Conditions

The obligations of Purchaser and Vendors to complete the transactions contemplated herein are subject to fulfillment of the following conditions precedent on or before the Closing Date or such other time as is specified below:

(a) No Action: There shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

(i) makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the transactions contemplated by this Agreement or any other transactions contemplated herein; or

(ii) results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein; and

(b) Consents: Vendors and Purchaser shall have obtained all consents, approvals and authorizations (including, without limitation, all stock exchange, securities commission and other regulatory approvals) required or necessary in connection with the transactions contemplated herein on terms and conditions reasonably satisfactory to Vendors and Purchaser.

The foregoing conditions are for the mutual benefit of Purchaser and Vendors and may be waived, in whole or in part, by Purchaser and Vendors together, at any time. If any of the said conditions precedent

shall not be complied with or waived as aforesaid on or before the date required for the performance thereof, Purchaser and Vendors may, in addition to the other remedies it may have at law or in equity, rescind and terminate this Agreement by written notice to the other Party.

4.4 Satisfaction of Conditions Precedent

(a) Each Party shall proceed diligently and in good faith and use all reasonable efforts to satisfy the conditions precedent which are for its benefit or the mutual benefits of the Parties, and assist in the satisfaction of the conditions precedent which are for the benefit of the other Party, such that all such conditions precedent can be fulfilled and satisfied as soon as practicable.

(b) Upon Closing occurring, each such condition precedent shall be deemed to have been satisfied or waived.

ARTICLE 5
CLOSING DELIVERIES

5.1 Deliveries of Vendor at Closing

At Closing, if the conditions precedent contained in Section 4.2 are satisfied or are waived by all but not less than all Vendors, Vendors shall deliver or cause to be delivered to and in favour of Purchaser, against those deliveries required to be made by Purchaser on the Closing Date, the following:

(a) the certificates representing the Shares issued in the name of 6223150 Canada Inc., duly endorsed for transfer or accompanied by a written instrument of transfer to Purchaser;

(b) the original minute book and corporate seal of Company;

(c) certificates of status from appropriate authorities, dated as of or about the Closing Date, as to the legal existence of Vendors and Company and qualification of Company to do business in Alberta;

(d) a fully executed copy of each contract described in the Prior Transactions Schedule;

(e) resignations of all directors of the Company;

(f) resignations of all officers of the Company;

(g) releases of the Company and the Purchaser of those persons who have resigned as described in subsection 5.1(e) and (f) above in the form of Schedule F;

(h) a certified copy of resolutions of the shareholders and board of directors of each Vendor authorizing the execution and delivery of this Agreement and the completion of the sale of the Shares and all other transactions herein;

(i) a certified copy of resolutions of the board of directors of Company authorizing the transfer of the Shares from Vendors to 6223150 Canada Inc. as contemplated by this Agreement;

(j) an officer's certificate of each Vendor in the form of Schedule D confirming the matters referred to in Section 6.1; and

(k) any and all other documents that are reasonably required to be delivered by Vendors to Purchaser pursuant hereto.

5.2 Deliveries of Purchaser at Closing

On the Closing Date, if the conditions precedent set forth in Section 4.1 are satisfied or are waived by Purchaser, Purchaser shall deliver or cause to be delivered to and in favour of Vendors, against those deliveries required to be made by Vendors on the Closing Date, the following:

(a) payment of the amount payable by Purchaser on the Closing Date as provided in Section 2.4, by certified cheque or bank draft;

(b) the certificates representing the Purchaser's Shares duly issued in the name of Vendors as described in Sections 2.4 and 2.5;

(c) certificates of status from appropriate authorities, dated as of or about the date of the Closing Date, as to the legal existence of Purchaser and qualification to do business in Alberta and other jurisdictions in which it does business;

(d) releases and discharges, executed by Purchaser and Company, of the directors and officers of Company in the form of Schedule G;

(e) a certified copy of resolutions of the board of directors of Purchaser authorizing the execution and delivery of this Agreement and the completion of the purchase of the Shares and all other transactions herein;

(f) all shareholder and director resolutions, and other corporate documents, required to appoint new directors and officers of the Company;

(g) an officer's certificate of Purchaser in the form of Schedule E confirming the matters referred to in Section 7.1; and

(h) any and all other documents that are reasonably required to be delivered by Purchaser to Vendors pursuant hereto.

5.3 Form of Deliveries at Closing

All deliveries under Sections 5.1 and 5.2, respectively, shall, except as otherwise stated, be in a form acceptable to the Party to whom such deliveries are intended to be delivered and their respective solicitors, acting reasonably.

ARTICLE 6
VENDORS' REPRESENTATIONS AND WARRANTIES

6.1 Vendors' Representations and Warranties

Each Vendor, both jointly and severally, represents and warrants to Purchaser that:

(a) Standing: Vendor and Company are each corporations duly formed and organized and validly existing under the laws of the jurisdiction of its organization and each of which is duly qualified under the jurisdictions in which it is required to be qualified in order for Vendor to own the Shares and for Company to own the Assets.

(b) No Conflict: The execution, delivery and performance of this Agreement, the consummation of the transactions herein and the fulfillment of and compliance with the terms and provisions hereof, do not and will not:

(i) result in the breach of or violate any term or provision of Vendor's or Company articles, by laws or other constating documents;

(ii) to Vendor's knowledge, conflict with, result in a breach of, constitute a default under, or prohibit the performance required by, any agreement, instrument, licence, permit or authority to which any of Vendor or Company is a party or by which any of Vendor or Company is bound or to which the Shares or any property of any of Vendor or Company is subject or result in the creation of any Encumbrance upon the Assets or the Shares under any such agreement, instrument, licence, permit or authority; or

(iii) to Vendor's knowledge, violate any judgment, decree, order or Regulations applicable to Vendor or Company, the Assets or the Shares.

(c) Authorization and Enforceability: This Agreement has been duly executed and delivered by Vendor and the endorsement of the certificates for the Shares or a written instrument of transfer relating thereto and all documents executed or delivered by Vendor or Company pursuant hereto or to be executed and delivered by Vendor or Company to Purchaser on the Closing Date or by Vendor thereafter shall be duly executed and delivered by Vendor and Company and this Agreement does, and such documents will, constitute legal and valid binding obligations of Vendor or Company that is a party to such document enforceable against such of Vendor or Company, as applicable, in accordance with their respective terms subject to limitations with respect to enforcement imposed by Regulations in connection with bankruptcy or similar proceedings and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought.

(d) Requisite Authority: Vendor has all requisite power and authority to enter into this Agreement and to perform its obligations under this Agreement and Vendor, in its capacity as a shareholder of Company, has authorized and taken all corporate action necessary to authorize the execution, delivery and performance of this Agreement and transactions herein all in accordance with this Agreement.

(e) Shares: The Shares will, immediately prior to Closing, be beneficially owned by the Vendors, will be validly issued, will be outstanding as fully paid and non assessable and Vendors will have good and marketable title thereto, subject to the by laws and articles of Company.

(f) No Encumbrances: Subject to the by laws and articles of Company, the Shares are free of any liens, pledges, voting trusts, proxies, adverse claims and other Encumbrances.

(g) Subsidiaries: As of the Closing Date, Company will have no subsidiaries and no other equity or ownership interests in any other corporation, partnership or trust.

(h) No Share Rights: Except pursuant to this Agreement, at the Closing Date, no Person will have any agreement or option or any right or privilege (whether by law, pre emptive right, by contract or otherwise) capable of becoming an agreement or option for the purchase from Vendors or Company of any of the Shares, or for the purchase, subscription, allotment or issuance of any of the unissued shares in the capital of, or securities of, Company.

(i) No Dividends: Since its incorporation, Company has not declared, authorized, paid or made any dividend or other distribution to any shareholder thereof that would have effect after the Effective Date.

(j) Business of Company: Company has all requisite power and authority to carry on its business.

(k) Minute Books: The minute book and the share ledger of Company will be true and correct in all material respects and such minute book shall contain copies of all applicable meetings of the directors and shareholders of Company and all resolutions by consent of their respective directors and shareholders.

(l) No Liabilities: Company has no indebtedness for borrowed money or similar indebtedness that would be required to be shown as a liability on its balance sheet in accordance with GAAP.

(m) No Default: Company is not in default under and, to Vendor's knowledge, no condition exists that with notice or lapse of time or both would constitute a default under:

(i) any loan agreement, evidence of indebtedness, or instrument granting a Security Interest to which Company is a party or by which Company or any of their respective assets (including the Assets) are bound; or

(ii) any judgment, order or injunction of any court, arbitrator or Governmental Entity;

which default or potential default would, either singly or in the aggregate, reasonably be expected to have a material adverse effect.

(n) Litigation: Except as set forth in the Disclosure Schedule, as at the date hereof, neither Company nor any Vendor has received notice of any actions, suits, proceedings or claims with respect to, or in any manner making a claim adverse to the ownership of, the Shares or the Assets or affecting the use or operation of the Assets, which if determined against Company would, individually or in the aggregate, have a material adverse effect, and to Vendor's knowledge, no such actions, suits, proceedings or claims are threatened or pending.

(o) Certain Contracts and Agreements: Except as contemplated herein, Company is not a party to any contract or agreement to merge or consolidate with any other Person, to acquire substantially all of the assets or shares of any other Person or to sell all or any material part of the Assets.

(p) Taxable Corporation: Company is a taxable Canadian corporation within the meaning of the Tax Act.

(q) Taxes: As of the date hereof:

(i) there are no assessments, reassessments, suits or claims now subsisting against the Company in respect of Taxes paid or payable affecting the business carried on by Company;

(ii) there are no matters that are the subject of any agreement with any Governmental Entity relating to claims for additional Taxes that affect the business of the Company, nor are any such matters under discussion with such Governmental Entities; and

(iii) there are no agreements, waivers or other arrangements providing for an extension of time with respect to the assessments or reassessment of any Tax or the filing of any Tax Returns by, or the payment of any Tax by, or levy of any governmental charge against the Company.

(r) No Fees: Vendors have not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder's fees, agent's commission or other similar forms of compensation with respect to the transactions herein for which Company or Purchaser shall have any obligation or liability whatsoever.

(s) Information: Vendors have not, prior to the date of this Agreement, intentionally withheld any material information and data in its possession or control that pertains to the Shares and the Company's interest in the Assets or rights derived therefrom.

(t) No Employees: The Company does not have any employees and is not liable to any former employee for any unpaid payments or benefits.

(u) Residency: Neither the Vendors nor Company are non-residents of Canada for the purposes of the Tax Act.

(v) Title to Assets: Except for or pursuant to Permitted Encumbrances, the Assets will be at the Closing Date free and clear of any Encumbrance of any kind or character whatsoever created directly by the Vendors or the Company.

6.2 Disclaimer

Vendors make no representations or warranties (whether in contract or in tort) except as expressly set forth in Section 6.1 and, in particular, and without limitation, Vendors hereby expressly negate any representations or warranties with respect to:

(a) any data or information supplied by Vendors or Company to Purchaser or its Representatives;

(b) the quality, quantity or recoverability of Petroleum Substances within or under the Lands or any lands pooled or unitized therewith;

(c) the value of the Assets or the future cash flow therefrom;

(d) the quality, condition, fitness or merchantability of any tangible depreciable equipment or property, interests in which are comprised in the Assets; or

(e) any representations and warranties by the Vendors in 6.1 hereof, which, after the amalgamation of Vendors or their successors with 6223150 Canada Inc., would then apply by operation of law to the amalgamated corporation resulting therefrom, or which would apply in respect of the Company after such amalgamation.

Except as expressly set forth in Section 6.1, Purchaser acknowledges and confirms that it has not relied on any data, information or advice from Vendors with respect to any or all of the matters specifically enumerated in this paragraph in connection with the purchase hereto. Purchaser confirms that it has not relied on any covenants, representations or warranties outside this Agreement.

Vendors expressly negate and disclaim, and shall not be liable for, any representation or warranty that may have been made or alleged to be made in any other document or instrument in connection herewith or in any statement or information made or communicated to Purchaser in any manner (including reserve reports, engineering reports, Environmental assessments and any opinion, information or advice that may have been provided by Vendors or the Company, or any officer, employee, agent, solicitor, accountant, consultant, professional advisor or Representative of Vendors or the Company).

6.3 Claims

Purchaser shall not have any claim whatsoever against any Vendor or its Representatives or their respective successors or assigns pursuant to or based in any way upon any of the representations and warranties set forth in Section 6.1 otherwise than pursuant to the Accounting Adjustment Schedule, the Holdback Amount and Section 9.1(b) and in accordance with and subject to Sections 9.3 to 9.5 inclusive and the expense and break fees in Section 11.17.

6.4 No Merger

The representations and warranties of Vendors set forth in Section 6.1 shall survive Closing and continue in full force and effect until the end of the Survival Period (except for the representations set forth in Sections 6.1(p) and (q), which shall continue in full force and effect until the expiration of the period in which assessments or reassessments for Taxes relating to all Tax periods beginning before the Closing Date may be made as provided in the Regulations) and not be merged in any conveyances or other documents provided pursuant to this Agreement.

ARTICLE 7
PURCHASER'S REPRESENTATIONS AND WARRANTIES

7.1 Purchaser's Representations and Warranties

Purchaser represents and warrants to Vendors that:

(a) Standing: Purchaser is a corporation duly formed and organized and validly existing under the laws of the jurisdiction of its organization and is duly qualified under the laws of those jurisdictions in which it is required to be qualified to do business;

(b) No Conflict: The execution, delivery and performance of this Agreement, the consummation of the transactions herein and the fulfillment of and compliance with the terms and provisions hereof, do not and will not:

(i) result in the breach of or violate any term or provision of Purchaser's articles, by laws or other constating documents;

(ii) to Purchaser's knowledge, conflict with, result in a breach of, constitute a default under, or prohibit the performance required by, any agreement, instrument, licence, permit or authority to which Purchaser is a party or by which Purchaser is bound; or

(iii) to Purchaser's knowledge, violate any judgment, decree, order or Regulations applicable to Purchaser;

(c) Authorization and Enforceability: This Agreement has been duly executed and delivered by Purchaser and all documents executed or delivered by Purchaser pursuant hereto or to be

executed and delivered by Purchaser to Vendor or Company on the Closing Date or by Purchaser or Company thereafter shall be duly executed and delivered by Purchaser or Company, and this Agreement does, and such documents will, constitute legal and valid binding obligations of Purchaser and Company enforceable against Purchaser and Company in accordance with their respective terms subject to limitations with respect to enforcement imposed by Regulations in connection with bankruptcy or similar proceedings and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought;

(d) Requisite Authority: Purchaser has all requisite power and authority to enter into this Agreement and to perform its obligations under this Agreement and has authorized and taken all necessary actions to authorize the execution, delivery and performance of this Agreement and the transactions herein all in accordance with this Agreement;

(e) No Fees: Purchaser has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder's fees, agent's commission or other similar forms of compensation with respect to the transactions herein for which Vendor shall have any obligation or liability whatsoever;

(f) Purchase Price: Purchaser either now has or will have at Closing all money that Purchaser will need to pay to Vendors upon Closing or Purchaser has a contractual right to receive all money that Purchaser will need to pay to Vendors and such money will be available to Purchaser for payment to Vendor at Closing;

(g) Acting as Principal: Purchaser is acquiring the Shares as principal and will acquire on its own behalf all of the Shares on the Closing Date;

(h) No Authorizations: No authorization or approval or other action by, and no notice to or filing with, any Governmental Agency is required for the due execution, delivery and performance by Purchaser of this Agreement, other than authorizations, approvals or exemptions previously obtained and currently in force;

(i) Authorized and Issued Shares: the Shares issued to Vendors pursuant hereto shall be duly and validly issued and be fully paid and non-assessable common shares in the share capital of Purchaser;

(j) Funds Available: Purchaser has the financial resources available to it to enable it to pay the Cash Portion of the Base Purchase Price and all other amounts due from Purchaser hereunder at Closing;

(k) Residency: Purchaser is a Canadian for the purposes of the *Investment Canada Act*, R.S.C. 1985, c. 28 (1st Supp.);

(l) Business of Purchaser: Purchaser has all requisite power and authority to carry on its business;

(m) Purchaser's Shares: The Purchaser's Shares at Closing will be validly issued by Purchaser to Vendor in accordance with the by laws and articles of Purchaser, will be fully paid and non assessable and Vendor shall have good and marketable title thereto, free of any liens, pledges, voting trusts, proxies, adverse claims and other Encumbrances;

(n) Qualification: Purchaser is duly qualified to carry on business in each jurisdiction in which the nature of its business or the property or assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified will not have a material adverse effect on the business, assets, properties, condition (financial or otherwise), results of operations or prospects of the Purchaser, taken as a whole;

(o) Compliance with Law: To Purchaser's knowledge, Purchaser and each of its subsidiaries and partnerships has complied with and is in compliance with all laws or regulations applicable to the operation of its business, including all Applicable Laws, except where failure to do so would not have a material adverse effect on the business, assets, properties, condition (financial or otherwise), results of operations or prospects of Purchaser, taken as a whole, and Purchaser and each of its subsidiaries and partnerships has all licenses, permits, orders or approvals of, and has made all required registrations with, any government or regulatory body that are material to the conduct of its business;

(p) Authorized Capital: the authorized capital of Purchaser consists of an unlimited number of common shares and 300,000 preference shares of which as at the date hereof, only 9,259,453 common shares are issued and outstanding, all of which are issued as fully paid and non-assessable;

(q) Options and Similar Rights: no person has any agreement, option, right or privilege (including, without limitation, whether by law, pre-emptive right, contract or otherwise) to purchase, subscribe for, convert into, exchange for or otherwise require the issuance of, nor any agreement, option, right or privilege capable of becoming any such agreement, option, right or privilege, any of the unissued shares or other securities of Purchaser except as pursuant to Purchaser's authorized stock option plan;

(r) Minute Books: the minute books of Purchaser are true and correct in all material respects and contain the minutes of all meetings and all resolutions of the directors and shareholders thereof;

(s) Financial Statements: the Purchaser Financial Statements have been prepared in accordance with generally accepted accounting principles applicable in Canada applied on a basis consistent with that of prior periods (except as stated therein) and present fairly the financial position of Purchaser as of the dates provided therein and the results of its operations and the changes in financial position for the periods then ended and reflect all assets, liabilities and obligations (absolute, accrued, contingent or otherwise) of Purchaser as at the dates thereof;

(t) Securities Orders: no securities commission or similar regulatory authority has issued any order preventing or suspending trading of any securities of Purchaser, and Purchaser is not in default of any requirement of Applicable Laws;

(u) Public Documents: the information and statements set forth in the Purchaser Public Documents were true, correct and complete and did not contain any material misrepresentations, as of their respective dates, no material change has occurred in relation to Purchaser which is not disclosed in such public record, and Purchaser has not filed any confidential material change reports which continue to be confidential; and

(v) Reporting Issuer: Purchaser is a "reporting issuer" or has equivalent status in each of the provinces of British Columbia, Alberta, Saskatchewan, Ontario, Quebec and Nova Scotia, and its common shares are listed on the TSX, and Purchaser has not been notified of any default or

alleged default by Purchaser of any requirement of securities and corporate laws, regulations, orders, notices and policies which remains outstanding.

7.2 Claims

Vendors shall not have any claim whatsoever against Purchaser or its Representatives or any of their respective successors or assigns pursuant to or based in any way upon any of the representations and warranties set forth in Section 7.1 otherwise than pursuant to Section 9.2(b) and pursuant to Sections 9.3 to 9.5 inclusive and the expense and break fees in Section 11.17.

7.3 No Merger

The representations and warranties of Purchaser set forth in Section 7.1 shall survive Closing and continue in full force and effect until the end of the Survival Period and not be merged in any conveyances or other documents provided pursuant to this Agreement.

ARTICLE 8
INFORMATION

8.1 Access to Information

Until the Closing Date, each Party may, upon reasonable notice to the other and subject to contractual restrictions relative to disclosure, have access during business hours to the Title and Operating Documents, books, accounts, records, minute books, Tax Returns, Tax receipts, filings, maps, documents, files, information and materials relating to the Assets or the Company or the Purchaser, and may obtain and copy information in respect of matters arising or relating to any period of time to and including the Closing Date, if copies of such records or if the information derived from such access would be reasonably required by requesting Party or its Affiliates.

ARTICLE 9
LIABILITIES AND INDEMNITIES

9.1 Indemnification by Vendors

After the Closing, subject to all other provisions of this Article 9, Vendors, jointly and severally, shall be liable for, and shall indemnify, defend and save harmless Purchaser, Company and their Representatives from and against any and all Losses and Liabilities suffered or incurred by any of them:

(a) as a direct result of the breach of any covenant or agreement of a Vendor contained in this Agreement; or

(b) subject to Sections 6.2, 6.3 and 6.4, as a direct result of any breach of a representation or warranty of a Vendor set forth in Section 6.1.

9.2 Indemnification by Purchaser

After the Closing, subject to all other provisions of this Article 9, Purchaser shall be liable for and shall indemnify, defend and save harmless Vendors and their successors and permitted assigns and their Representatives of each of them from and against any and all Losses and Liabilities suffered or incurred by any of them:

(a) as a direct result of the breach of any covenant or agreement of Purchaser contained in this Agreement; or

(b) subject to Sections 7.2 and 7.3, as a direct result of any breach of a representation or warranty of Purchaser set forth in Section 7.1.

9.3 Indemnification Procedure

The following procedures shall apply in connection with any claim for indemnification under Sections 9.1 or 9.2 in respect to a claim by a Third Party:

(a) If a Party claiming indemnification hereunder (the "**indemnified Party**") receives notice of the commencement or assertion against it of any claim made by a Third Party, or otherwise becomes aware of the basis for any claim it may have hereunder, in either case for which it seeks or intends to seek indemnification, the indemnified Party shall give the Party from which it seeks or intends to seek indemnification (the "**indemnifying Party**") reasonably prompt written notice thereof. Such notice to the indemnifying Party shall describe such claim in reasonable detail. The indemnifying Party shall have the right to participate in or to elect to assume the defence of any such Third Party claim at the indemnifying Party's own expense and by such indemnifying Party's own counsel, and the indemnified Party shall co operate in good faith in such defence. The indemnified Party shall have the right to participate in the defence of any such Third Party claim, assisted by counsel of its own choosing and if representation of the indemnified Party and the indemnifying Party by the same counsel would be inappropriate due to conflicting interests of the two Parties (including claims that would be partially excluded from indemnification by virtue of another provision of this Article 9), the indemnifying Party shall also be responsible for the separate legal costs incurred by the indemnified Party. No indemnified Party shall have the right to settle or compromise, or propose to settle or compromise, any such third party claim without the consent of the indemnifying Party except as permitted in the next following paragraph.

If the indemnifying Party fails to respond to any such notice within 15 days of receipt of such notice or if the indemnifying Party refuses to or fails to defend such Third Party claim, then the indemnified Party shall be entitled to defend such claim in any manner as determined by the indemnified Party, acting reasonably, in which event, the indemnifying Party will be responsible for the indemnified Party's legal costs in that regard and the indemnified Party will be entitled to settle or compromise the Third Party claim provided it acts reasonably in that regard.

(b) Any claim for indemnification by an indemnified Party shall be asserted by giving the indemnifying Party written notice thereof in accordance with the terms hereof. Such notice to the indemnifying Party shall describe such claim in reasonable detail.

9.4 General Limitation on Liability

The indemnities provided in Sections 9.1 and 9.2 (whether in respect of a Third Party claim or direct damages suffered by a Party or its Representatives or otherwise) shall not apply to the extent that the Losses and Liabilities are reimbursed by insurance or are caused by the gross negligence, wilful default or wilful misconduct of the Party claiming indemnity or any of such Party's Representatives.

9.5 Limitations and Exclusions

(a) Notwithstanding anything herein to the contrary, neither Party nor any of such Party's Representatives shall have any liability or obligation to indemnify the other Party or its

Representatives in respect of any breach of any representation, warranty, covenant or any indemnity herein or hereunder or in any document delivered pursuant hereto in respect of any individual matter unless the Losses and Liabilities suffered or incurred by the claiming Party (or its Representatives) in respect of such individual matter exceeds $50,000, and the indemnifying party shall be liable to the claiming party for all such Losses and Liabilities. For clarity such $50,000 amount shall be a threshold and not a deductible.

(b) Notwithstanding herein anything to the contrary, no Party or its Representatives shall have any liability to the other Party or its Representatives hereunder in respect of any Losses and Liabilities that consist of indirect, special, consequential or punitive damages.

ARTICLE 10
NOTICE

10.1 Service of Notice

All notices, requests, consents, waivers and other communications required or permitted hereunder or with respect to this Agreement shall be in writing and shall be deemed to have been properly served: (a) when delivered if delivered personally (including by courier); (b) on the Business Day after mailing if sent by a nationally recognized overnight delivery service that maintains records of the time, place and recipient of delivery; or (c) upon receipt of a confirmed transmission, if sent by facsimile transmission prior to 4:00 p.m. on a Business Day, otherwise on the next ensuing Business Day, in each case to a Party at its addresses set forth in Section 10.2.

10.2 Addresses for Notice

The address for service of notice of each of the Parties shall be as follows:

Purchaser:

Rock Energy Inc.
Suite 1750 Watermark Tower
530 – 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Telephone No: (403) 218-4380
Facsimile No: (403) 234-0598

Attention: President

Vendors:

To their addresses as set out in Schedule H

10.3 Right to Change Addresses

Any Party may change its addresses for service by notice to the other Parties, and such changed address for service thereafter shall be effective for all purposes of this Agreement.

ARTICLE 11
MISCELLANEOUS

11.1 Continuing Agreement

After Closing, the covenants and agreements contained in this Agreement shall continue in effect until performed and discharged except to the extent the continued effectiveness or enforceability of any such agreement or covenant is limited in duration by any Survival Period or other specific provision stated herein.

11.2 Further Assurances

Each Party will, from time to time and at all times after Closing, without further consideration, do such further acts and deliver all such further assurances, deeds and documents as shall be reasonably required in order to fully perform and carry out the terms of this Agreement.

11.3 No Merger

Subject to the limitations set forth herein, the covenants, representations, warranties and indemnities contained in this Agreement shall survive Closing and shall not merge in any assignments, conveyances, transfers or other documents executed and delivered at or after Closing, notwithstanding any rule of law, equity or statute to the contrary and such rules are hereby waived.

11.4 Entire Agreement

This Agreement supersedes all other written agreements that predate this Agreement, as well as any verbal understanding among the Parties relating to the subject matter hereof.

11.5 Non-Applicability of *Contra Proferentum*

The Parties acknowledge that they participated equally in the negotiation and preparation of this Agreement. Any legal rule of construction that would cause this Agreement to be construed against the Party that assumed primary responsibility for drafting this Agreement because of that role will not apply to this Agreement.

11.6 Governing Law

This Agreement shall be subject to and interpreted, construed and enforced in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated as a contract made in the Province of Alberta. The Parties irrevocably attorn and submit to the jurisdiction of the courts of the Province of Alberta and courts of appeal therefrom in respect of all matters arising out of this Agreement.

11.7 Assignment

Except as contemplated herein, neither Party may assign any of its interests in or under this Agreement prior to the Closing Date without the prior consent of the other Parties, which consent may be unreasonably withheld.

11.8 Enurement

This Agreement shall be binding upon and shall enure to the benefit of the Parties and their respective administrators, trustees, receivers successors and permitted assigns.

11.9 Time of Essence

Time shall be of the essence in this Agreement.

11.10 Invalidity of Provisions

In case any of the provisions of this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality or enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

11.11 Waiver

No waiver by any Party of any breach (whether actual or anticipated) of any of the terms, conditions, representations or warranties contained herein shall take effect or be binding upon that Party unless the waiver is expressed in writing under the authority of that Party. Any waiver so given shall extend only to the particular breach so waived and shall not limit or affect any rights with respect to any other or future breach.

11.12 Remedies Generally

No failure on the part of any Party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or remedy preclude any other or further exercise thereof or the exercise of any other right or remedy in law or in equity or by statute or otherwise conferred.

11.13 Amendment

This Agreement shall not be varied in its terms or amended by oral agreement or by representations or otherwise other than by an instrument in writing dated subsequent to the date hereof, executed by a duly authorized representative of each Party.

11.14 Public Announcements

Until Closing has occurred, no Party shall release any information concerning this Agreement and the transactions herein provided for without the prior written consent of the other Party, which consent shall not be unreasonably withheld. Nothing contained herein shall prevent a Party at any time from furnishing information to any Governmental Entity (including applicable recognized stock exchanges and securities commissions), or to the public if required by applicable law, provided that the Parties shall advise each other in advance of any public statement which they propose to make.

11.15 Subrogation

The assignment and conveyance effected by this Agreement is made with full right of substitution and subrogation of Purchaser in and to all covenants, representations, warranties and indemnities previously given or made by others in respect of the Shares and Assets or any part or portion thereof.

11.16 Counterparts

This Agreement may be executed in counterpart and provided by facsimile and all executed counterparts provided by facsimile or otherwise together shall constitute one agreement.

11.17 Expenses and Break Fees

(a) If at any time after the date of this Agreement:

(i) the board of directors of any Vendor, any successor entity of a Vendor (prior to their amalgamation with 6223150 Canada Inc.) or any member of the Qwest Group (acting through their respective general partners) (collectively the "Qwest Entities"): (i) fails to unanimously recommend that its shareholders or unitholders, as the case may be, approve the transactions contemplated by this Agreement; or (ii) shall have withdrawn, modified or changed any of its recommendations, approvals, resolutions or determinations in a manner adverse to the Purchaser or the completion of the transactions described herein or shall have resolved to do so, or (iii) in the case of the members of the Qwest Group, fail to publicly reaffirm any of its recommendations, approvals, resolutions or determinations referred to above within two days of a request by Purchaser to do so, or upon a Take-Over Proposal (as hereinafter defined) being announced or proposed, offered or made to the Qwest Group (or any of them) or their respective unitholders (such affirmation to be made by press release within two days of such request being made or such Take-Over Proposal being announced, proposed, offered or made, whichever occurs first);

(ii) the board of directors of any of the Qwest Entities (or their general partners, as the case may be) shall have recommended that their respective shareholders or unitholders, as the case may be, deposit their shares or limited partnership units in a Qwest Entity, as the case may be, under, vote in favour of or otherwise accept a Take-over Proposal;

(iii) any Qwest Entity shall have entered into an agreement with any person with respect to a Take-Over Proposal prior to the Closing Date;

(iv) a Take-Over Proposal is made to the shareholders or unitholders of any Qwest Entity for consideration which is in the aggregate greater than the aggregate consideration provided for under the provisions of this Agreement and at the Closing Date the necessary approval by the shareholders or unitholders of the Qwest Entities has not been obtained and such Take-Over Proposal has not expired or been withdrawn, or there is another Take-Over Proposal then outstanding and such Take-Over Proposal is completed within six months of the Closing Date; or

(v) this Agreement has been terminated by Purchaser pursuant to Section 4.1,

then the Vendors shall be liable on a joint and several basis and shall, within one business day after the first to occur of the events described above, pay to Purchaser the amount of $2,000,000. Such payment shall be made in immediately available funds to an account designated by Purchaser. On the date of the earliest event described above, the Vendors shall be deemed to hold such sum in trust for Purchaser. For greater certainty, the failure to obtain unitholder approval, otherwise than as a result of a circumstance referred to in (i) through (iv) above, or as a result of termination of this Agreement by the Purchaser in accordance with Section 4.2, shall not trigger the payment of a fee pursuant to this Section 11.17(a).

(b) If at any time after the date of this Agreement, Purchaser does not proceed with the transaction for any reason (including, for greater certainty, as a result of a termination of this Agreement by the Vendors pursuant to Section 4.2), other than (a) as a result of a termination of this Agreement by the Purchaser pursuant to Section 4.1, or (b) the failure of the Qwest Entities to obtain the necessary approvals and the unitholders of the Qwest Group (so long as the failure to obtain such approvals is not the result of any event specified in Sections 11.17(a)(i) to (iv)), Purchaser shall pay to Vendors (or their nominee) a break fee of $1,400,000. Such payment shall be made in immediately available funds to an account designated by the Vendors or their nominee. On the date such amount becomes payable, Purchaser shall be deemed to hold such sum in trust for Purchaser.

(c) In the event there is a failure of the Qwest Entities to obtain the necessary approvals of the unitholders of the Qwest Group and the failure to obtain such approvals is not the result of any event specified in Sections 11.17(a)(i) to (iv), nor as a result of the prior termination of this Agreement by the Vendor's pursuant to Section 4.2, the Vendors shall be jointly and severally liable to and shall pay an aggregate expense fee of $300,000 to the Purchaser.

(d) For the purposes of this Section 11.17, "Take-Over Proposal" means in respect of the Qwest Entities or their assets, any proposal or offer by an entity other than Purchaser regarding any take-over bid (as defined by Applicable Laws), merger, consolidation, amalgamation, arrangement, recapitalization, restructuring, liquidation, dissolution, reorganization, sale of a material amount of assets, sale of an amount of treasury shares or limited partnership units or other business combination or similar transaction involving the Qwest Entities, other than as contemplated by this Agreement.

11.18 Information Circular

(a) The Vendors confirm that their respective boards of directors and the boards of directors of any member of the Qwest Entities (as defined in Section 11.17 above), as required, have unanimously approved this Agreement, and each has resolved to unanimously recommend approval of this Agreement and the transactions described herein by its applicable shareholders or unitholders.

(b) The members of the Qwest Group shall mail and file (or shall cause to be mailed and filed) an information circular or information circulars in accordance with Applicable Laws in sufficient time to permit the closing of the transactions described in this Agreement on the Closing Date. The information circular(s) shall set forth (among other things), the unanimous recommendation of the board of directors of the general partner of the Limited Partnership in question (and if required, the board of directors of any other member of the Qwest Entities) and a request that the Unitholders in voting to approve the transactions herein appoint a power of attorney to act on their behalf to conclude certain steps of the Prior Transactions. The Vendors shall provide the Purchaser with a draft copy of the information circular or circulars prior to mailing and shall provide the Purchaser with a reasonable opportunity to review and provide any comments thereon.

11.19 Covenant Respecting Agreement Between 6223150 Canada Inc. and Unitholders

The Vendors and Purchaser covenant to use their respective best efforts, acting reasonably, to finalize the form of agreement of purchase and sale described in step 6 of the Prior Transactions prior to the time of mailing the information circular described in Section 11.18. Failure by the Parties hereto to finalize the form of the aforesaid agreement by the time required (and in any event, prior to the Closing Date) shall not constitute failure to meet a condition precedent to Closing. However,

in this event, the Parties will immediately request an independent retired member of the judiciary (with commercial expertise) to mediate and if necessary, impose a form of agreement meeting the commercial objectives of the parties hereto.

IN WITNESS WHEREOF the Parties have duly executed this Agreement as of the date first above written.

Qwest Energy I 2001 Ltd.
Qwest Energy II 2001 Ltd.
Qwest Energy IV 2001 Ltd.
Qwest Energy VI 2001 Ltd.
Qwest Energy VII 2001 Ltd.
Qwest Energy Income I Ltd.
Qwest Energy Income II Ltd.
Qwest Energy Income III Ltd.
Qwest Energy Income IV Ltd.
Qwest Energy I 2002 Ltd.
Qwest Energy II 2002 Ltd.
Qwest Energy III 2002 Ltd.
Qwest Energy IV 2002 Ltd.
Qwest Energy V 2002 Ltd.
Qwest Energy VI 2002 Ltd.
Qwest Energy VII 2002 Ltd.
Qwest Energy VIII 2002 Ltd.
Qwest Energy IX 2002 Ltd.
Qwest Energy Development I 2003 Ltd.
Qwest Energy Development II 2003 Ltd.
Qwest Energy Development III 2003 Ltd.
Qwest Energy Development IV 2003 Ltd.
Qwest Energy Development V 2003 Ltd.
Qwest Energy Development VI 2003 Ltd.
Qwest Energy Development VII 2003 Ltd.

Per: ______________________________
Name:
Title:
On behalf of each Vendor listed above

ROCK ENERGY INC.

Per: ______________________________
Name: Allen Bey
Title: President

in this event, the Parties will immediately request an independent retired member of the judiciary (with commercial expertise) to mediate and if necessary, impose a form of agreement meeting the commercial objectives of the parties hereto.

IN WITNESS WHEREOF the Parties have duly executed this Agreement as of the date first above written.

Qwest Energy I 2001 Ltd.
Qwest Energy II 2001 Ltd.
Qwest Energy IV 2001 Ltd.
Qwest Energy VI 2001 Ltd.
Qwest Energy VII 2001 Ltd.
Qwest Energy Income I Ltd.
Qwest Energy Income II Ltd.
Qwest Energy Income III Ltd.
Qwest Energy Income IV Ltd.
Qwest Energy I 2002 Ltd.
Qwest Energy II 2002 Ltd.
Qwest Energy III 2002 Ltd.
Qwest Energy IV 2002 Ltd.
Qwest Energy V 2002 Ltd.
Qwest Energy VI 2002 Ltd.
Qwest Energy VII 2002 Ltd.
Qwest Energy VIII 2002 Ltd.
Qwest Energy IX 2002 Ltd.
Qwest Energy Development I 2003 Ltd.
Qwest Energy Development II 2003 Ltd.
Qwest Energy Development III 2003 Ltd.
Qwest Energy Development IV 2003 Ltd.
Qwest Energy Development V 2003 Ltd.
Qwest Energy Development VI 2003 Ltd.
Qwest Energy Development VII 2003 Ltd.

Per: ______________________________
Name:
Title:
On behalf of each Vendor listed above

ROCK ENERGY INC.

Per: ______________________________
Name:
Title:

ASSET PURCHASE AND SALE AGREEMENT

958490 ALBERTA LTD.

(as Vendor)

- and -

ROCK ENERGY INC.

(as Purchaser)

DATED AS OF MARCH 14, 2005

TABLE OF CONTENTS

SCHEDULES:

ASSET PURCHASE AND SALE AGREEMENT

THIS AGREEMENT made as of the 14th day of March, 2005,

BETWEEN:

958490 ALBERTA LTD., a corporation formed pursuant to the laws of Alberta (hereinafter referred to as "Vendor")

- and -

ROCK ENERGY INC., a corporation incorporated pursuant to the laws of Alberta (hereinafter referred to as "Purchaser")

WHEREAS Vendor wishes to sell the Assets and Purchaser wishes to purchase the Assets subject to and in accordance with the terms and conditions hereof;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and the mutual covenants and agreements hereinafter set forth, the Parties agree and covenant as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, including the recitals and the Schedules:

(a) "**Abandonment and Reclamation Obligations**" means all obligations to abandon the Wells and restore and reclaim the sites thereof, to decommission and remove the facilities and equipment comprised in the Tangibles and restore and reclaim the sites thereof and to reclaim and restore the lands to which the Surface Rights relate, including such obligations relating to Wells that were abandoned prior to the Effective Time;

(b) "**AFEs**" means the authorities for expenditure, if any, set forth in Schedule E;

(c) "**this Agreement**", " **herein**", "**hereto**", "**hereof**" and similar expressions refer to this Agreement of Purchase and Sale as amended from time to time;

(d) "**Applicable Laws**" means applicable corporate and securities laws, regulations and rules, all policies thereunder and rules of applicable stock exchanges;

(e) "**Assets**" means the Petroleum and Natural Gas Rights, the Tangibles and the Miscellaneous Interests;

(f) "**Base Purchase Price**" means $430,755, subject to adjustment as provided herein;

(g) "**Business Day**" means any day which is not a Saturday, Sunday or statutory holiday in Calgary, Alberta;

(h) "**Closing**" means the transfer of legal and beneficial ownership of the Assets from Vendor to Purchaser and the completion of other matters incidental thereto as herein provided for;

(i) "**Closing Date**" means the later of (i) April 7, 2005 and (ii) the date which is one Business Day after Rock Energy Inc. has received regulatory approval to issue the Rock Energy Inc. shares pursuant to the agreement between ELM Energy Management Ltd. and Purchaser, provided the Closing Date shall not be later than April 15, 2005;

(j) "**Closing Time**" means 10:00 a.m. Calgary time on the Closing Date, or such other time as mutually agreed to by the Parties;

(k) "**Consideration**" has the meaning ascribed thereto in Section 2.1;

(l) "**Data**" means all records, data and information owned by Vendor including Seismic Data directly relating to the Petroleum and Natural Gas Rights or the Tangibles, including well files, lease files, agreement files and production records (including the Title and Operating Documents);

(m) "**Effective Time**" means 12:01 a.m., Calgary time, on the 1st day of January, 2005;

(n) "**Environmental Liabilities**" means all environmental liabilities that relate to the Assets or that arise in connection with the ownership thereof or operations pertaining thereto, including, without limitation, liabilities related to or arising from:

(i) transportation, storage, use or disposal of toxic or hazardous substances;

(ii) release, spill, escape or emission of toxic or hazardous substances; or

(iii) pollution or contamination of or damage to the environment;

including, without limitation, liabilities to compensate Third Parties for damages and losses resulting from the items described in items (i), (ii) and (iii) above (including, without limitation, damage to property, personal injury and death) and obligations to take action to prevent or rectify damage to or otherwise protect the environment and, for purposes of this Agreement, "the environment" includes , without limitation, the air, the surface and subsurface of the earth, bodies of water (including, without limitation, rivers, streams, lakes and aquifers) and plant, human and animal life;

(o) "**GST**" means the goods and services tax payable pursuant to the GST Legislation;

(p) "**GST Legislation**" means the *Excise Tax Act*, 1980 RSC, c. E-15, as amended and the regulations thereunder;

(q) "**General Conveyance**" means the general conveyance in the form of Schedule "F";

(r) "**Interim Period**" means the period between the Effective Time and the Closing Date;

(s) "**Lands**" means the Petroleum Substances within, under or upon the lands described in the Land Schedule, subject to the restrictions and exclusions set forth therein as to Petroleum Substances and geological formations, and any other interests in oil and gas properties legally or beneficially owned by Vendor;

(t) "**Land Schedule**" means Schedule "A";

(u) "**Leases**" means the leases, licenses, permits and similar documents of title described in the Land Schedule by virtue of which the holder thereof is entitled to drill for, win, take, own or remove

Petroleum Substances within, upon or under the Lands and includes, if applicable, all renewals and extensions of such documents and all documents issued in substitution therefore;

(v) **"Losses and Liabilities"** means, in relation to a Party, losses, costs, damages and expenses which such Party suffers, sustains, pays or incurs including legal fees on a "solicitor and his own client" basis;

(w) **"Miscellaneous Interests"** means Vendor's interests in all property, assets, interests and rights (other than the Petroleum and Natural Gas Rights and the Tangibles) directly related to the Petroleum and Natural Gas Rights or the Tangibles but only to the extent such property, assets, interests and rights are directly related to Petroleum and Natural Gas Rights or the Tangibles, including without limitation any and all of the following:

(i) contracts and agreements directly related to the Petroleum and Natural Gas Rights or the Tangibles including, without limitation, the Title and Operating Documents;

(ii) the Surface Rights;

(iii) the Data; and

(iv) the Wells, including well bores and casing,

but specifically excludes (a) Petroleum Substances produced prior to the Effective Time and (b) accounts receivable accruing prior to the Effective Time;

(x) **"Parties"** means the parties to this Agreement and "Party" means any one of them;

(y) **"Permitted Encumbrances"** means:

(i) liens for taxes, assessments and governmental charges for which payment is not due;

(ii) liens incurred or created in the ordinary course of business as security in favour of the person who is conducting the development or operation of the property to which such liens relate for Vendor's proportionate share of costs and expenses of such development or operation for which payment is not due;

(iii) mechanics', builders' and materialmen's liens in respect of services rendered or goods supplied for which payment is not due;

(iv) easements, rights of way, servitudes and other similar rights in land (including, without limitation, rights of way and servitudes for roads; railways; sewers; drains; gas and oil pipelines; gas and water mains and electric light, power, telephone, telegraph and cable television conduits, poles, wires and cables);

(v) the right reserved to or vested in any municipality or government or other public authority by the terms of any lease, license, franchise, grant or permit or by any statutory provision, to terminate any such lease, license, franchise, grant or permit or to require annual or other periodic payments as a condition of the continuance thereof;

(vi) rights of general application reserved to or vested in any governmental authority to levy taxes on Petroleum Substances or any of them or the income therefrom, and governmental requirements and limitations of general application;

(vii) royalty burdens, liens, adverse claims, penalties, reductions in interests and other encumbrances set out (A) in the Land Schedule or (B) in the Title and Operating Documents to the extent that they would constitute Permitted Encumbrances under section 1.1(z)(i) to (vi) and (viii); and

(viii) the reservations, limitations, provisions and conditions in any original grants from the Crown or freehold lessors of any of the Lands or interests therein and statutory exceptions to title;

(z) "**Petroleum and Natural Gas Rights**" means all of the interest of Vendor in the Leases (to the extent they pertain to the Lands) including, without limitation, the interests that are attributed to Vendor in the Land Schedule;

(aa) "**Petroleum Substances**" means crude oil, petroleum, natural gas, natural gas liquids, coalbed methane and other related hydrocarbons (except coal) and any and all other substances (including sulphur), whether liquid, solid or gaseous and whether hydrocarbons or not, produced in association therewith, the rights to which are granted pursuant to the Leases;

(bb) "**Prime Rate**" means the rate of interest, expressed as a rate per annum, designated by the main branch in Calgary of the Royal Bank of Canada, as the reference rate used by it to determine rates of interest charged by it on Canadian dollar commercial loans made in Canada and which is announced by such bank, from time to time, as its prime rate, provided that whenever such bank announces a change in such reference rate, the "Prime Rate" shall correspondingly change effective on the date the change in such reference rate is effective;

(cc) "**Purchaser's Counsel**" means Burnet Duckworth Palmer LLP;

(dd) "**Right of First Refusal**" means a right of first refusal, preemptive right of purchase or similar right whereby a Third Party has the right to acquire or purchase a portion of the Assets as a consequence of Vendor having agreed to sell the Assets to Purchaser in accordance herewith;

(ee) "**Sale, Processing and Transportation Agreements**" means agreements for the sale of Petroleum Substances produced from the Lands or lands pooled or unitized therewith and agreements providing for the gathering, transportation, compression, processing, treatment or storage of Petroleum Substances produced from the Lands or lands pooled or unitized therewith, if any, set out in Schedule "C";

(ff) "**Seismic Data**" means seismic data owned by the Vendor, including surveyors' ground elevation records, shot point maps, drillers' logs, shooters' records, seismograph records, seismograph magnetic tapes, monitor records, field records and record sections, excluding maps and interpretations made therefrom;

(gg) "**Specific Conveyances**" means all conveyances, assignments, transfers, novations and other documents or instruments that are reasonably required or desirable, in accordance with normal oil and gas industry practices, to convey, assign and transfer the Vendor's title to the Assets to Purchaser and to novate Purchaser into the Title and Operating Documents to which Vendor is a named party in the place and stead of Vendor with respect to the Assets;

(hh) "**Surface Rights**" means all rights to use or occupy the surface of lands (including, but not limited to, the Lands) which are used or held for use in connection with the Petroleum and Natural Gas Rights or the Tangibles, including rights to enter upon and occupy the surface of lands on which the Tangibles and the Wells are located and rights to use the surface of lands to gain access thereto;

(ii) "**Take or Pay Obligations**" means take or pay and similar obligations related to the Assets arising after the Effective Time as a result of payments made prior to the Effective Time by or on behalf of buyers of Petroleum Substances in lieu of or in satisfaction of their obligations to buy Petroleum Substances, including obligations to sell or deliver Petroleum Substances or any of them to a Third Party after the Effective Time without being entitled in due course to receive and retain full payment for such Petroleum Substances and obligations to repay such payments and\or interest thereon;

(jj) "**Tangibles**" means the interests of Vendor that are directly related to the Petroleum and Natural Gas Rights in all other tangible depreciable property and assets used or intended to be used in producing, processing, gathering, treating, storing, measuring or injecting Petroleum Substances or any of them from the Lands or lands pooled or unitized therewith or in connection with water injection or removal operations that pertain to the Petroleum and Natural Gas Rights, including, without limitation, all Wells, gas plants, oil batteries, production equipment, pipelines, pipeline connections, meters, dehydrators, motors, compressors, treaters, dehydrators, scrubbers, separators, pumps, tanks, boilers, inventory, and communication equipment;

(kk) "**Third Party**" means any partnership, corporation, trust, unincorporated organization, union, government, governmental department or agency, individual or any heir, executor, administrator or other legal representative of an individual other than a Party;

(ll) "**Title and Operating Documents**" means, to the extent directly related to the Petroleum and Natural Gas Rights or the Tangibles, (i) the Leases, (ii) assignments, trust declarations, operating agreements, royalty agreements, overriding royalty agreements, gross overriding agreements, participation agreements, farm-in agreements, sale and purchase agreements, pooling agreements, common stream agreements, easements, surface leases and pipeline crossing agreements, (iii) Sale, Processing and Transportation Agreements; (iv) agreements for construction, ownership and operation of gas plants, gas gathering systems and other facilities, (v) permits, licenses and approvals and (vi) other agreements which relate to the Petroleum and Natural Gas Rights or the Tangibles or the ownership, operation or exploitation thereof;

(mm) "**TSX**" means the Toronto Stock Exchange;

(nn) "**Vendor's Counsel**" means Bennett Jones LLP, 4500 Bankers Hall East, 855 2nd Street S.W., Calgary, Alberta, T2P 4K7; and

(oo) "**Wells**" means all wells (including without limitation producing, shut-in, suspended, capped, abandoned, injection and disposal wells) located on the Lands or lands pooled or unitized therewith.

1.2 Article, Section and Schedule References

Except as otherwise expressly provided, a reference in this Agreement to an "Article", "section", "subsection", "paragraph" or "Schedule" is a reference to an Article, Section, subsection, paragraph or schedule of or to this Agreement.

1.3 Interpretation Not Affected by Headings

The headings in this Agreement are for convenience only and shall not affect the construction or interpretation of this Agreement.

1.4 Included Words

When the context reasonably permits, words suggesting the singular shall be construed as suggesting the plural and vice versa, and words suggesting one gender shall be construed as suggesting other genders.

1.5 Schedules

The following Schedules are attached to and form a part of this Agreement:

Schedule "A"	-	Land Schedule
Schedule "B"	-	Intentionally left blank
Schedule "C"	-	Sale, Processing and Transportation Agreements
Schedule "D"	-	Lawsuits and Claims
Schedule "E"	-	Authorizations for Expenditure
Schedule "F"	-	General Conveyance
Schedule "G"	-	Officer's Certificate of Vendor
Schedule "H"	-	Officer's Certificate of Purchaser

Wherever any term or condition, express or implied, of such Schedules conflicts or is at variance with any term or condition in the body of this Agreement, such term or condition in the body of this Agreement shall prevail.

1.6 Currency

All currency references herein shall refer to Canadian dollars.

1.7 Knowledge

Where in this Agreement a Party makes a representation or warranty on the basis of knowledge or awareness of such Party, such knowledge or awareness consists only of the actual knowledge or awareness of the officers of such Party without further inquiry.

ARTICLE 2
PURCHASE AND SALE

2.1 Purchase and Sale

Upon the terms and subject to the conditions of this Agreement, Purchaser hereby agrees to purchase the Assets from Vendor and Vendor hereby agrees to sell and convey the Assets to Purchaser on the Closing Date at and for a consideration (the "**Consideration**") of $430,755 (the "Base Purchase Price") plus or minus, as the case may be, the adjustments provided for in Sections 2.3 and 2.4 and Article 4.

2.2 Holdback

An amount of $10,310 from the Base Purchase Price (the "**Holdback Amount**") shall be held back by Purchaser at Closing up to September 15, 2005 to cover any net adjustments in favor of Purchaser pursuant to Article 4. Upon the termination of such holdback period, Purchaser shall immediately pay to Vendor the Holdback Amount less any net adjustments mentioned above.

2.3 Interest on the Base Purchase Price

Interest calculated on a daily basis from and including the Effective Time to and including the Closing Date, equal to the result obtained by:

(a) multiplying a rate of interest equal to the Prime Rate in effect on the date hereof by the Base Purchase Price;

(b) multiplying the result in (a) by the number of days in such period; and

(c) dividing the result in (b) above by 365;

shall be paid by Purchaser to Vendor at Closing.

2.4 Income Tax Adjustment

At Closing, Purchaser shall pay to Vendor a deemed income tax adjustment amount equal to:

(a) the proceeds from the sale of production from the Assets for the Interim Period, minus all royalties and operating expenses related to the Assets for the Interim Period.

(b) multiplied by a factor of 0.30.

2.5 Closing Funds

On the Closing Date, Purchaser shall pay to Vendor an amount equal to the Base Purchase Price plus or minus, as the case may be, the adjustments provided for in Sections 2.3 and 2.4 and Article 4.

2.6 Allocation of Base Purchase Price

Subject to the adjustments made pursuant to Article 4, the Base Purchase Price shall be allocated among the Assets as follows:

(a)	to Petroleum and Natural Gas Rights	$344,603
(b)	to Tangibles	$86,151
(c)	to Miscellaneous Interests	$1
	TOTAL	$430,755

2.7 GST

(a) The Consideration does not include GST.

(b) Purchaser and Vendor shall elect jointly pursuant to subsection 167 of the GST Legislation with respect to the Assets (excluding the Petroleum and Natural Gas Rights). Purchaser shall prepare and file the prescribed form within the time referred to in subsection 167 of the GST Legislation.

(c) If the election contemplated in subsection 2.7(b) is determined to be invalid then Purchaser shall pay, in a timely fashion, to the appropriate government authority any applicable GST and any interest or penalties thereon in respect of the Assets.

(d) If the amount of any GST paid by Purchaser pursuant to this Section 2.7 is subject to audit by the relevant government authority, and it is determined by that government authority that an additional amount of tax or interest or penalties should be assessed, Purchaser shall be solely responsible for the payment of such additional amount.

(e) If, as a result of any adjustment made pursuant to Article 4, the amount of GST is increased or decreased, such increase or decrease shall be for the account of the Purchaser.

ARTICLE 3
CLOSING

3.1 Place of Closing

Unless otherwise agreed to in writing by the Parties, Closing shall take place at the Closing Time on the Closing Date at the offices of Vendor's Counsel.

3.2 Effective Time of Transfer

The transfer and assignment of the Assets from Vendor to Purchaser shall be effective as of the Effective Time. However, possession and title to the Assets shall not pass to Purchaser until Closing.

3.3 Deliveries at Closing

(a) At Closing, Vendor shall table the following:

(i) a certified copy of resolutions of directors and shareholders of Vendor authorizing the execution and delivery of this Agreement and the completion of the sale of the Assets and all other transactions herein;

(ii) an officer's certificate of the of Vendor in the form of Schedule G confirming the matters referred to in Section 6.1;

(iii) the section 167 GST election; and

(iv) such other items as may be specifically required hereunder.

In addition, Vendor will execute the General Conveyance tabled by Purchaser.

(b) At Closing, Purchaser shall table the following:

(i) a certified copy of resolutions of the board of directors of Purchaser authorizing the execution and delivery of this Agreement and the completion of the purchase of the Assets and all other transactions herein;

(ii) the General Conveyance fully executed by Purchaser;

(iii) the amounts payable at Closing on account of the Consideration in accordance with Articles 2 and 4;

(iv) an officer's certificate of Purchaser in the form of Schedule H confirming the matters referred to in Section 6.3; and

(v) such other items as may be specifically required hereunder.

(c) The items tabled at Closing pursuant to subsections 3.3(a) and (b) shall be held in escrow until all of such items have been tabled, whereupon such escrow shall be terminated and the items described in subsection 3.3(a) shall be delivered to Purchaser and the items described in subsection 3.3(b) shall be delivered to Vendor and the Closing shall have occurred.

3.4 Delivery of Data

Vendor shall, as soon as is practicable after Closing, deliver to Purchaser original copies of the Data which they have in their possession, provided that if Vendor retains any interest in any property to which any of the Data relates, Vendor may retain a photocopy of such Data. If reasonably required by Vendor after Closing for the completion of tax returns or dealing with tax matters, Purchaser shall make original copies of Data available to Vendor.

3.5 Specific Conveyances

Vendor shall prepare the Specific Conveyances before Closing and circulate to Third Parties. Purchaser shall register all Specific Conveyances that require registration. Purchaser shall bear all costs incurred in registering any Specific Conveyances and registering any further assurances required to convey the Assets to it. Purchaser shall register all such Specific Conveyances promptly after Closing.

ARTICLE 4
ADJUSTMENTS

4.1 Costs and Revenues to be Apportioned

(a) Except as otherwise provided in this Article 4 and subject to all other provisions of this Agreement, the Parties will adjust and apportion expenditures and revenues of every kind and nature incurred, payable or paid in respect of the operation of the Assets including operating, maintenance, development and capital costs, proceeds from the sale of Petroleum Substances, royalties, property taxes, gas cost allowance (or similar allowances), prepayments and deposits, duties, taxes and assessments (other than income taxes), as at the Effective Time.

(b) The Vendor is entitled to the revenues and benefits from the ownership and operation of the Assets accrued prior to the Effective Time and is responsible for and will pay for the expenditures pertaining to the ownership, operation and development of the Assets incurred prior to the Effective Time.

(c) The Purchaser is entitled to the revenues and benefits from the ownership and operation of the Assets accrued from and after the Effective Time and is responsible for and will pay for the expenditures pertaining to the ownership, operation and development of the Assets incurred from and after the Effective Time.

(d) all statements prepared under this Article 4 will be prepared as contemplated herein and in accordance with generally accepted accounting principles applying the accrual method.

(e) Two Business Days prior to the Closing Date, the Vendor shall deliver to the Purchaser a written interim statement of adjustments under this Agreement and the Vendor will make available to representatives of the Purchaser all information necessary for the Purchaser to confirm the calculations in the statement. The Parties will cooperate in settling the adjustments and payment to be made on an interim basis and the amount so agreed will be employed for the purposes of the Closing and completion of the transactions contemplated by this Agreement. For the purposes of the interim statement of adjustments, there shall be an accrual of net operating revenue from the Assets.

(f) By September 15, 2005, the Parties will have cooperated and prepared a final statement of all adjustments and payments to be made pursuant to this Agreement. Upon agreement as to all adjustments and payments to be made, the net amount will be remitted by the Party who in the net result is obliged to make payment and in the event Purchaser is entitled to an adjustment in its favour, such amount shall be set-off from any amount paid to Vendor under Section 2.2. No further adjustment shall be permitted or effected after September 15, 2005, subject to 4.1(h) and (i).

(g) Notwithstanding the preceding subclause, each Party will have the right, following the Closing Date until September 15, 2005, to examine, copy and audit the records of the other Parties relative to the Assets for the purpose of effecting or verifying adjustments required under this Article. The auditing Party will, upon reasonable notice, conduct that audit at its sole expense during normal business hours at the offices of the audited Party or at such other premises where those records are maintained. Any claims of discrepancies disclosed by that audit will be made in writing to the audited Party as soon as reasonably practicable. That Party will respond in writing to any such claims as soon as reasonably practicable. The Parties will use good faith efforts to resolve any outstanding claims of discrepancies by September 15, 2005.

(h) If the Parties cannot resolve any outstanding claims of discrepancies by September 15, 2005 pursuant to section 4.1(g), the matter may be referred to binding arbitration by either Party under the provisions of the *Arbitration Act* (Alberta) provided notice of such claim must be given by the claiming Party to the other Party on or before September 15, 2005. Nothing in this section 4.1 shall be construed as permitting an adjustment resulting from a re-assessment of the value of the Assets. No net adjustment(s) for the benefit of Purchaser shall exceed in the aggregate the Holdback Amount, and the Vendor shall have no liability pursuant to this section 4.1 in excess of the Holdback Amount.

(i) Notwithstanding section 4.1(f), the Parties acknowledge that any net benefits to Vendor resulting from all joint venture and other audits commenced by Vendor or its agents before September 15, 2005 respecting periods prior to the Effective Time shall be credited to Vendor (and paid in conjunction with the remittance of any funds pursuant to Section 2.2) if such benefits have either been received by Purchaser on behalf of Vendor prior to September 15, 2005, or the payor of such amount has confirmed in writing to each of Vendor and Purchaser by September 15, 2005 that the amount is owing and that it will be paid to Purchaser as soon as reasonably practicable.

(j) All payments made after the Effective Time are to be paid within fifteen (15) days after the amount is determined and, if not paid within the fifteen (15) days, will thereafter bear interest until paid at a rate of interest equal to the Prime Rate plus one (1%) percent compounded annually.

(k) All freehold mineral taxes, surface and mineral lease rentals and any similar payments made by the Vendor to preserve any of the Leases or any Surface Rights shall be apportioned between the Vendor and the Purchaser as at the Effective Time.

ARTICLE 5
CONDITIONS OF CLOSING

5.1 Purchaser's Conditions

The obligation of Purchaser to purchase the Assets pursuant hereto is subject to the satisfaction at or prior to the Closing Date of the following conditions, which are for the exclusive benefit of Purchaser and may be waived by Purchaser:

(a) **Representations:** the representations and warranties made by Vendor in Section 6.1 hereof shall be true as of the Closing Date as if made on and as of such date (except for representations and warranties which refer to another date, which shall be true as of that date) and Vendor shall have provided to Purchaser a certificate of the general partner of Vendor certifying as to such matters on the Closing Date and Purchaser shall have no knowledge to the contrary;

(b) **Opinion:** Vendor shall have provided Purchaser with opinions of Vendor's Counsel satisfactory to Purchaser's Counsel, acting reasonably, dated the Closing Date and addressed to Purchaser and Purchaser's Counsel, to the effect that:

(i) Vendor is duly formed and validly existing as a corporation under the laws of the Province of Alberta and Vendor has full power and authority to enter into this Agreement and perform its obligations hereunder;

(ii) All necessary proceedings of Vendor have been taken to fully, validly and effectively authorize this Agreement and the transactions contemplated herein, the performance by Vendor of its obligations hereunder, and the execution and delivery by Vendor of this Agreement and all documents delivered pursuant hereto;

(iii) the execution and delivery by Vendor of this Agreement and all documents delivered pursuant hereto, the performance by Vendor of its obligations hereunder and thereunder and the consummation of the transactions contemplated herein and therein will not result in the breach of or violate any term or provision of the constating documents and agreements which govern Vendor; and

(iv) this Agreement has been, and the documents delivered pursuant hereto will be, duly executed and delivered by Vendor, as the case may be, and this Agreement is, and such other documents will be, valid and binding on Vendor and enforceable in accordance with their respective terms (subject to qualifications regarding the availability of equitable remedies and the general limitations in the enforcement of creditors' rights);

In giving such opinion, Vendor's Counsel may rely, in respect of matters governed by the laws of any jurisdiction other than the Province of Alberta or the laws of Canada applicable therein, upon the opinion of local counsel in such jurisdiction provided that Vendor's Counsel is of the opinion that the opinion of such local counsel is one upon which Vendor's Counsel may properly rely and, in respect of matters of fact, upon certificates of the general partner of Vendor or any other appropriate persons acceptable to Purchaser's Counsel;

(c) **No Material Change:** there shall have been no material adverse change in the Assets;

(d) **Obligations:** all obligations of Vendor contained in this Agreement to be performed prior to or at Closing shall have been timely performed in all material respects;

(e) **No Actions:** no action or proceeding shall have been instituted or threatened by anyone before any court or governmental agency to obtain damages in respect of this Agreement or to restrain or prohibit the consummation of the transactions contemplated herein; and

(f) **Deliveries:** all documents to be delivered by Vendor to Purchaser at Closing pursuant hereto shall have been delivered by Vendor to Purchaser at the time and in the form stipulated in this Agreement.

If any of the foregoing conditions has not been complied with or waived by Purchaser at or before the Closing Date, Purchaser may, in addition to any other remedies which it may have available to it, terminate its obligations to purchase the Assets by written notice to Vendor specifying what conditions have not been satisfied.

5.2 Vendor's Conditions

The obligation of Vendor to sell the Assets pursuant hereto is subject to the satisfaction at or prior to the Closing Date of the following conditions, which are for the exclusive benefit of Vendor and may be waived by Vendor:

(a) **Representations:** The representations and warranties made by Purchaser in Section 6.3 of this Agreement shall be true as of the Closing Date as if made on and as of such date (except for representations and warranties which refer to another date, which shall be true as of that date), Purchaser shall have provided to Vendor a certificate of two officers of Purchaser certifying as to such matters on the Closing Date and Purchaser shall have no actual knowledge to the contrary;

(b) **Opinion:** Purchaser shall have provided Vendor with opinions of Purchaser's Counsel satisfactory to Vendor, acting reasonably, dated the Closing Date and addressed to Vendor and Vendor's Counsel relating to the following matters:

(i) Purchaser is a corporation duly continued and validly existing under the laws of the Province of Alberta and has full power and authority to enter into this Agreement and perform its obligations hereunder;

(ii) all necessary corporate proceedings of Purchaser have been taken to fully, validly and effectively authorize this Agreement and the transactions contemplated herein, the performance by Purchaser of its obligations hereunder, and the execution an delivery by Purchaser of this Agreement and all documents delivered pursuant hereto;

(iii) the execution and delivery by Purchaser of this Agreement and all documents delivered pursuant hereto, the performance by Purchaser of its obligations hereunder and thereunder and the consummation of the transactions contemplated herein and therein will not result in the breach of or violate any term or provision of the articles or by-laws of Purchaser; and

(iv) this Agreement has been, and the documents delivered pursuant hereto will be, duly executed and delivered by Purchaser and this Agreement is, and such other documents

will be, valid and binding on Purchaser and enforceable in accordance with their terms (subject to qualifications regarding the availability of equitable remedies and the general limitations on the enforcement of creditors' rights).

In giving such opinion, Purchaser's Counsel may rely, in respect of matters governed by the laws of any jurisdiction other than the Province of Alberta or the laws of Canada applicable therein, upon the opinion of local counsel in such jurisdiction provided that Purchaser's Counsel is of the opinion that the opinion of such local counsel is one upon which Purchaser's Counsel may properly rely and, in respect of matters of fact, upon certificates of senior officers of Purchaser or any other appropriate persons acceptable to Vendor's Counsel;

(c) **No Material Change:** there shall have been no material adverse change, financial or otherwise, in the assets, liabilities, business, operations, prospects, affairs, capital or financial condition of Purchaser or any occurrences or circumstances which have resulted or might reasonably be expected to result in a material adverse change thereto (other than a change due to changes in general economic conditions (including commodity prices) applicable to corporations conducting business similar to that of Purchaser) prior to the date hereof or except as have been previously disclosed to Vendor prior to the date hereof;

(d) **Obligations:** all obligations of Purchaser contained in this Agreement to be performed prior to or at Closing shall have been timely performed in all material respects; and

(e) **Payment and Deliveries:** all amounts to be paid or documents to be delivered by Purchaser to Vendor at Closing pursuant hereto shall have been paid or delivered, as the case may be, to Vendor by Purchaser at the time and in the form stipulated in this Agreement.

If any of the foregoing conditions precedent has not been complied with, or waived by Vendor at or before the Closing Date, Vendor may, in addition to any other remedies which it may have available to them, terminate its obligations to sell the Assets to Purchaser by written notice from Vendor to Purchaser specifying what conditions have not been satisfied.

5.3 Mutual Closing Conditions

The obligations of Purchaser and Vendor to complete the transactions contemplated herein are subject to fulfillment of the following conditions precedent on or before the Closing Date or such other time as is specified below:

(a) **Concurrent Closing:** The four asset transactions between Optimum limited partnerships and Purchaser and the sales of the shares of 1143734 Alberta Ltd. to Purchaser shall have closed concurrently with this transaction;

(b) **Approval:** The shareholders and board of directors of Vendor shall have approved this transaction;

(c) **No Action:** There shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

(i) makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the transactions contemplated by this Agreement or any other transactions contemplated herein; or

(ii) results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein; and

(d) **Consents:** Vendor and Purchaser shall have obtained all consents, approvals and authorizations (including, without limitation, all stock exchange, securities commission and other regulatory approvals) required or necessary in connection with the transactions contemplated herein on terms and conditions reasonably satisfactory to Vendor and Purchaser.

The foregoing conditions are for the mutual benefit of Purchaser and Vendor and may be waived, in whole or in part, by Purchaser and Vendor together, at any time. If any of the said conditions precedent shall not be complied with or waived as aforesaid on or before the date required for the performance thereof, Purchaser and Vendor may, in addition to the other remedies it may have at law or in equity, rescind and terminate this Agreement by written notice to the other Party.

5.4 Efforts to Fulfill Conditions Precedent

Each Party shall proceed diligently and in good faith and use all reasonable efforts to satisfy the conditions precedent which are for its benefit or the mutual benefits of the Parties, and assist in the satisfaction of the conditions precedent which are for the benefit of the other Party, such that all such conditions precedent can be fulfilled and satisfied as soon as practicable.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES

6.1 Representations and Warranties of Vendor

The Vendor represents and warrants to Purchaser that:

(a) **Standing:** the Vendor is a corporation duly organized or formed and validly existing under the laws of Alberta, is authorized to carry on business in all jurisdictions in which the Assets are located, and now has all the requisite power and authority to sell, assign, transfer and convey the Assets to Purchaser in accordance with this Agreement;

(b) **No Conflicts:** the consummation of the transactions contemplated herein will not violate, nor be in conflict with, any of the constating documents, by-laws, agreements or other governing documents of the Vendor or any judgment, decree, order, law, statute, rule or regulation applicable to Vendor;

(c) **Execution of Documents:** this Agreement has been duly executed and delivered by the Vendor and all other documents (including the General Conveyance and the Specific Conveyances) executed and delivered by Vendor pursuant hereto will be duly executed and delivered by the Vendor, and this Agreement does, and such documents will, constitute legal, valid and binding obligations of the Vendor enforceable in accordance with their respective terms, subject to bankruptcy, insolvency, preference, reorganization, moratorium and other similar laws affecting creditors' rights generally and the discretion of courts with respect to equitable or discretionary remedies and defences;

(d) **Finders' Fees:** the Vendor has not incurred any obligation or liability, contingent or otherwise, for brokers' or finders' fees in respect of this transaction for which Purchaser shall have any obligation or liability;

(e) **No Authorizations:** no authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body exercising jurisdiction over the Assets or Vendor is required for the due execution, delivery and performance by Vendor of this Agreement, other than authorizations, approvals or exemptions previously obtained and currently in force;

(f) **Title:** except for the Permitted Encumbrances and a back-in right granted to ELM Energy Management Ltd., the Assets are free and clear of all liens, mortgages, royalties, encumbrances and adverse claims created by, through or under Vendor; and, except as expressly set forth elsewhere in this Agreement, Vendor does not otherwise make any representation, warranty or covenant as to title to or the encumbrances or burdens affecting the Assets;

(g) **No Lawsuits or Claims:** Except as set forth in Schedule D, Vendor has not received notice of any actions, suits, proceedings or claims with respect to, or in any manner making a claim adverse to the ownership of the Assets or affecting the use or operation of the Assets, which if determined against Vendor would, individually or in the aggregate, have a material adverse effect on the Assets or any of them;

(h) **Sale, Processing and Transportation Agreements:** except as set forth in Schedule "C", Vendor is not a party to or bound by any Sale, Processing and Transportation Agreements which cannot be terminated without penalty on notice from Vendor of 60 days or fewer;

(i) **Take or Pay:** there are no Take or Pay Obligations related to the Assets;

(j) **No Default:** Vendor is not in default under and, to Vendor's knowledge, no condition exists that with notice or lapse of time or both would constitute a default under:

(i) any loan agreement, evidence of indebtedness, or instrument granting a security interest to which Vendor is a party and by which the Assets are bound; or

(ii) any judgment, order or injunction of any court, arbitrator or governmental entity;

which default or potential default would, either singly or in the aggregate, reasonably be expected to have a material adverse effect on the Assets or rights derived therefrom;

(k) **Operations:** Except to the extent that would not have a material adverse effect, to the knowledge of Vendor, all Operations related to the Assets have been conducted in compliance with laws and regulations except to the extent cured or rectified prior to the date hereof;

(l) **Production Allowables:** To Vendor's knowledge:

(i) none of the Wells has been produced in excess of applicable production allowables imposed by any law or regulations except to the extent that has been resolved through production penalties that are no longer applicable; and

(ii) Vendor has no knowledge of any impending change in production allowables imposed by applicable law or any governmental regulatory agency that may be applicable to any of the Wells, other than changes of general application;

(m) **Compliance with Law:** To Vendor's knowledge, Vendor and each of its subsidiaries and partnerships (if any) has complied with and is in compliance with all laws or regulations applicable to the operation of its business, including all Applicable Laws, except where failure to do so would not have a material adverse effect on the Assets, and Vendor has all licenses, permits, orders or approvals of, and has made all required registrations with, any government or regulatory body that are material to the Assets;

(n) **Outstanding AFEs:** To Vendor's knowledge, except as set forth in Schedule E, there are no outstanding authorizations for expenditure pertaining to any Assets or any other commitments, approvals or authorizations pursuant to which an expenditure may be required to be made in respect of the Assets after the Effective Time for which the share attributable to the Aggregate Assets exceeds $50,000;

(o) **ARTC:** The Assets are not restricted properties for the purpose of Alberta Royalty Tax Credit eligibility;

(p) **Obligations to ELM:** At Closing, Vendor shall have no obligations owing to ELM Energy Management Ltd. for which Purchaser might be responsible;

(q) **Royalties Paid:** To Vendor's knowledge, all royalties and rentals payable under the Title and Operating Documents and all *ad valorem*, property, production, severance and similar taxes and assessments based upon or measured by the ownership of its Assets or the production of Petroleum Substances from the Lands or the receipt of proceeds therefrom have been properly paid in full and in a timely manner;

(r) **Permits and Licences:** To the knowledge of Vendor,

(i) Vendor or the relevant operator has obtained all licences, permits, approvals and authorizations relating to the ownership, use or operation of the Assets that are required under applicable law in order for Vendor to own the Assets and for the use and operation of the Assets;

(ii) Vendor has not received any notice of default under or non-compliance with the terms of any such licence, permit, approval or authorization; and

(iii) all such licences, permits, approvals and authorizations are in good standing;

except in all cases, where a contrary fact or circumstance would not have a material adverse effect;

(s) **Tax Residence:** Vendor is not a non-resident of Canada within the meaning of Section 116 of the *Income Tax Act* R.S.C. 1985, c. 1 (5th Supplement) as amended; and

(t) **Qualification:** Vendor is duly qualified to carry on business in each jurisdiction in which the nature of its business or the Assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified will not have a material adverse effect on the Assets, taken as a whole.

6.2 Negation of Other Representations

Neither Party makes any representations or warranties (whether in contract or in tort) except as expressly set forth in this Section 6.1 and Section 6.3 and, in particular, and without limitation, each Party hereby expressly negates any representations or warranties with respect to:

(a) any data or information supplied by a Party to the other or its representatives;

(b) the quality, quantity or recoverability of Petroleum Substances within or under the Lands or any lands pooled or unitized therewith;

(c) the value of the Assets or the future cash flow therefrom; or

(d) the quality, condition, fitness or merchantability of any tangible depreciable equipment or property, interests in which are comprised in the Assets.

Except as expressly set forth in this Section 6.1 and Section 6.3, each Party acknowledges and confirms that it has not relied on any data, information or advice from the other Party with respect to any or all of the matters specifically enumerated in this section 6.2 in connection with the transaction pursuant hereto, and each Party confirms that it has not relied on any covenants, representations or warranties outside this Agreement.

6.3 Representations and Warranties of Purchaser

Purchaser represents and warrants to Vendor, that:

(a) **Standing:** Purchaser is a corporation, duly continued and validly existing under the laws of Alberta, and now has the requisite corporate power and authority to purchase and pay for the Assets in accordance with this Agreement;

(b) **No Conflicts:** the consummation of the transactions contemplated by this Agreement will not violate, nor be in conflict with, the constating documents, by-laws or governing documents of Purchaser or any judgment, decree, order, law, statute, rule or regulation applicable to Purchaser;

(c) **Execution of Documents:** this Agreement has been duly executed and delivered by Purchaser and all other documents (including the General Conveyance and the Specific Conveyances) executed and delivered by Purchaser pursuant hereto will be duly executed and delivered by Purchaser, and this Agreement does, and such documents will, constitute legal, valid and binding obligations of Purchaser enforceable in accordance with their respective terms, subject to bankruptcy, insolvency, preference, reorganization, moratorium and other similar laws affecting creditors' rights generally and the discretion of the courts with respect to equitable or discretionary remedies and defenses;

(d) **Finders' Fees:** Purchaser has not incurred any obligations or liability, contingent or otherwise, for brokers' or finders' fees in respect of this transaction for which Vendor shall have any obligation or liability;

(e) **Purchase Price:** Purchaser either now has or will have at Closing all money that Purchaser will need to pay to Vendor upon Closing or Purchaser has a contractual right to receive all money that Purchaser will need to pay to Vendor and such money will be available to Purchaser for payment to Vendor at Closing;

(f) **No Authorizations:** No authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body exercising jurisdiction over the Assets or Purchaser is required for the due execution, delivery and performance by Purchaser of this Agreement, other than authorizations, approvals or exemptions previously obtained and currently in force; and

(g) **Residency:** Purchaser is a Canadian for the purposes of the *Investment Canada Act*, R.S.C. 1985, c. 28 (1st Supp.);

6.4 Limitation

No claim under this Article 6 shall be made or be enforceable by a Party unless written notice of such claim, with reasonable particulars, is given by such Party to the Party against whom the claim is made within a period of twelve (12) months from the Closing Date. No claim shall be made by a Party in respect of the representations and warranties made by the other Party in this Agreement except pursuant to this Article 6 or Sections 7.4 and 7.5.

ARTICLE 7
INDEMNITIES

7.1 General Indemnity

Purchaser shall be liable to Vendor for and shall, in addition, indemnify Vendor from and against all Losses and Liabilities suffered, sustained, paid or incurred by Vendor which arise out of any matter or thing occurring or arising from and after the Effective Time and which relates to the Assets, provided that Purchaser shall not be liable to Vendor under this section 7.1 in respect of Losses and Liabilities that are directly related to a breach of Vendor's representations and warranties under section 6.1 that has been notified by Purchaser to Vendor within a period of twelve (12) months from the Closing Date.

7.2 Abandonment and Reclamation

Purchaser shall be responsible for the timely performance of all Abandonment and Reclamation Obligations pertaining to the Assets. Purchaser shall be liable to Vendor for and shall, in addition, indemnify Vendor from and against all Losses and Liabilities suffered, sustained, paid or incurred by Vendor should Purchaser fail to perform such Abandonment and Reclamation Obligations.

7.3 Environmental Matters

Purchaser shall be liable to Vendor for and shall, in addition, indemnify Vendor from and against all Losses and Liabilities suffered, sustained, paid or incurred by Vendor which pertain to Environmental Liabilities pertaining to or caused by the Assets or operations thereon or related thereto, however and by whomsoever caused, and whether such Environmental Liabilities occur or arise in whole or in part prior to, at or subsequent to the Effective Time. Purchaser shall not be entitled to exercise and hereby waives any rights or remedies Purchaser may now or in the future have against Vendor in respect of such Environmental Liabilities, whether such rights and remedies are pursuant to the common law or statute or otherwise, including without limitation, the right to name Vendor as a third party to any action commenced by any Third Party against Purchaser.

7.4 Vendor's Indemnities for Representations and Warranties

Vendor shall be liable to Purchaser for and shall, in addition, indemnify Purchaser from and against, Losses and Liabilities suffered, sustained, paid or incurred by Purchaser because of any of the representations and warranties contained in Section 6.1 being inaccurate or untruthful, provided that written notice of such claim, with reasonable particulars, is given by Purchaser to Vendor within a period of twelve (12) months from the Closing Date.

7.5 Purchaser's Indemnities for Representations and Warranties

Purchaser shall be liable to Vendor for and shall, in addition, indemnify Vendor from and against, Losses and Liabilities suffered, sustained, paid or incurred by Vendor because of any of the representations and warranties contained in Section 6.3 being inaccurate or untruthful, provided that written notice of such claim, with reasonable particulars, is given by Vendor to Purchaser within a period of twelve (12) months from the Closing Date.

7.6 General Limitation on Liability

The indemnities provided in Sections 7.1 to 7.5 inclusive (whether in respect of a Third Party claim or direct damages suffered by a Party or its Representatives or otherwise) shall not apply to the extent that the Losses and Liabilities are reimbursed by insurance or are caused by the gross negligence, wilful default or wilful misconduct of the Party claiming indemnity or any of such Party's Representatives.

7.7 Limitations and Exclusions

(a) Notwithstanding anything herein to the contrary, neither Party nor any of such Party's Representatives shall have any liability or obligation to indemnify the other Party or its Representatives in respect of any breach of any representation, warranty, covenant or any indemnity herein or hereunder or in any document delivered pursuant hereto in respect of any individual matter unless the Losses and Liabilities suffered or incurred by the claiming Party (or its Representatives) in respect of such individual matter exceeds $50,000 and the indemnifying party shall be liable to the claiming party for all such Losses and Liabilities. For clarity such $50,000 amount shall be a threshold and not a deductible.

(b) Notwithstanding herein anything to the contrary, no Party or its Representatives shall have any liability to the other Party or its Representatives hereunder in respect of any Losses and Liabilities that consist of indirect, special, consequential or punitive damages.

ARTICLE 8
MAINTENANCE OF ASSETS

8.1 Maintenance of Assets Prior to Closing

During the Interim Period, Vendor shall, to the extent that the nature of its interest permits, and subject to the Title and Operating Documents and any other agreements and documents to which the Assets are subject:

(a) maintain the Assets in a proper and prudent manner in accordance with good oil and gas industry practices, including maintaining adequate insurance, in material compliance with all applicable laws, rules, regulations, orders and directions of governmental and other competent authorities;

(b) without the prior written consent of Purchaser, refrain from committing any single expenditure or series of related expenditures that exceeds $25,000 and that is not in the ordinary course of the business of Vendor;

(c) continue in force all existing policies of insurance or renewals thereof presently maintained by Vendor;

(d) pay or cause to be paid all costs and expenses relating to the Assets which become due from the date hereof to the Closing Date for which it receives an invoice; and

(e) perform and comply with all covenants and conditions contained in the Title and Operating Documents and any other agreements and documents to which the Assets are subject.

8.2 Consent of Purchaser

Notwithstanding Section 8.1, during the Interim Period, Vendor shall not, without the written consent of Purchaser, which consent shall not be unreasonably withheld by Purchaser and which, if provided, will be provided in a timely manner:

(a) make any commitment or propose, initiate or authorize any capital expenditure with respect to the Assets in excess of $25,000 except in case of an emergency or in respect of amounts which Vendor are committed to expend or are deemed to authorize without their specific authorization or approval;

(b) surrender or abandon any of the Assets;

(c) conduct any activity or operations that would otherwise be detrimental to this Agreement;

(d) take any action, refrain from taking any action, permit any action to be taken or not taken, inconsistent with this Agreement, which might directly or indirectly interfere or affect the consummation of the transactions contemplated by this Agreement;

(e) amend or terminate any Title and Operating Documents or enter into any new agreement or commitment relating to the Assets; or

(f) sell, encumber or otherwise dispose of any of the Assets or any part or portion thereof except sales of Petroleum Substances in the normal course of business.

8.3 Purchaser's Covenants

Purchaser covenants and agrees that during the Interim Period:

(a) other than as contemplated herein, it will not, directly or indirectly, do or permit to occur any of the following:

   (i) conduct any activity or operations that would otherwise be detrimental to this Agreement; or

   (ii) take any action, refrain from taking any action, permit any action to be taken or not taken, inconsistent with this Agreement, which might directly or indirectly interfere or affect the consummation of the transactions contemplated by this Agreement;

(b) will make all other necessary filings and applications under applicable federal, provincial and state laws and regulations in Canada required on the part of Vendor in connection with the transactions contemplated herein and take all reasonable commercial action necessary to be in compliance with such laws and regulations.

8.4 Following Closing

(a) Following Closing, in the event that legal title to any of the Assets has not been transferred to Purchaser, Vendor shall hold the title to the Assets that is issued in its name in trust for Purchaser until all necessary notifications, registrations and other steps required to transfer such title to Purchaser have been completed.

(b) Following Closing, Vendor shall represent Purchaser in all matters arising under a Title and Operating Document to which Vendor is a named party until Purchaser is substituted as a party thereto in the place of Vendor, whether by novation, notice of assignment or otherwise, and in furtherance thereof:

(i) all payments relating to the Assets received by it pursuant to the Title and Operating Document, other than those to which it is entitled under Article 4, shall be received and held by Vendor as trustee for Purchaser and Vendor shall promptly remit such amounts to Purchaser;

(ii) Vendor shall forward all statements, notices and other information received by it pursuant to such Title and Operating Document that pertain to the Assets to Purchaser promptly following their receipt by Vendor; and

(iii) Vendor shall forward to other parties to the Title and Operating Document such notices and elections pursuant to such Title and Operating Document pertaining to the Assets as Purchaser may reasonably request.

(c) Purchaser shall indemnify and save harmless Vendor from and against all of Vendor's Losses and Liabilities arising as a consequence of the provisions of subsections 8.3(a) and (b) hereof, except to the extent caused by the gross negligence or wilful misconduct of Vendor or its servants, agents or employees. Acts or omissions taken by a Vendor or its servants or agents with the approval of Purchaser shall not constitute gross negligence or wilful misconduct of Vendor for purposes of this subsection.

ARTICLE 9
THIRD PARTY RIGHTS AND CONSENTS

9.1 Consents

Where an assignment of any of the Assets requires the consent of Third Parties, Vendor shall use all reasonable efforts to obtain such consents prior to Closing. After Closing, Vendor shall cooperate with Purchaser in Purchaser's attempts to secure such consents, to the extent that such consents have not been obtained prior to Closing.

9.2 Rights of First Refusal

If Rights of First Refusal arise out of this transaction because of Vendor's beneficial ownership of the Assets, and the holder of such rights do not waive such rights by the Closing Date, the

portion of the Assets subject to such rights shall not be part of the Closing and the Consideration shall be adjusted accordingly at Closing. If after Closing the Rights of First Refusal are waived or deemed to have been waived, Vendor shall convey them to Purchaser one Business Day after such waiver for the proportionate Consideration and this Agreement shall equally apply to such closing.

ARTICLE 10
GENERAL

10.1 Further Assurances

Each Party will, from time to time and at all times after Closing, without further consideration, do such further acts and deliver all such further assurances, deeds and documents as shall be reasonably required in order to fully perform and carry out the terms of this Agreement.

10.2 No Merger

Subject to the limitations set forth herein, the covenants, representations, warranties and indemnities contained in this Agreement shall survive Closing and shall not merge in any assignments, conveyances, transfers or other documents executed and delivered at or after Closing, notwithstanding any rule of law, equity or statute to the contrary and such rules are hereby waived.

10.3 Entire Agreement

This Agreement supersedes all other written agreements that predate this Agreement, as well as any verbal understanding among the Parties relating to the subject matter hereof.

10.4 Non-Applicability of Contra Proferentum

The Parties acknowledge that they participated equally in the negotiation and preparation of this Agreement. Any legal rule of construction that would cause this Agreement to be construed against the Party that assumed primary responsibility for drafting this Agreement because of that role will not apply to this Agreement.

10.5 Governing Law

This Agreement shall be subject to and interpreted, construed and enforced in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated as a contract made in the Province of Alberta. The Parties irrevocably attorn and submit to the jurisdiction of the courts of the Province of Alberta and courts of appeal therefrom in respect of all matters arising out of this Agreement.

10.6 Assignment

Neither Party may assign any of its interests in or under this Agreement prior to the Closing Date without the prior consent of the other Party, which consent may be unreasonably withheld.

10.7 Enurement

This Agreement shall be binding upon and shall enure to the benefit of the Parties and their respective administrators, trustees, receivers, successors and permitted assigns.

10.8 Time of Essence

Time shall be of the essence in this Agreement.

10.9 Notices

The address and facsimile number of each Party for notices shall be as follows:

Vendor: 958490 Alberta Ltd.
c/o Bennett Jones LLP
#4500, 855-2nd Street SW
Calgary, Alberta T2P 4K7

Attention: Rob Desbarats
Facsimile: (403) 265-7219

Purchaser: Rock Energy Inc.
Suite 1750 Watermark Tower
530 – 8th Avenue S.W.
Calgary, Alberta T2P 3S8

Attention: Allen Bey, President
Facsimile: (403) 234-0598

Any notice, communication or statement (a "**notice**") required, permitted or contemplated hereunder shall be in writing and shall be delivered as follows:

(a) by delivery to a Party between 8:00 a.m. and 4:00 p.m. on a Business Day at the address of such Party for notices, in which case the notice shall be deemed to have been received by that Party when it is delivered; or

(b) by facsimile to a Party to the facsimile number of such Party for notices, in which case, if the notice was faxed prior to 4:00 p.m. on a Business Day the notice shall be deemed to have been received by that Party when it was faxed and if it was faxed on a day which is not a Business Day or is faxed after 4:00 p.m. on a Business Day, it shall be deemed to have been received on the next following Business Day.

A Party may from time to time change its address for service or its facsimile number for service by giving written notice of such change to the other Party.

10.10 Invalidity of Provisions

In case any of the provisions of this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality or enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

10.11 Waiver

No waiver by any Party of any breach (whether actual or anticipated) of any of the terms, conditions, representations or warranties contained herein shall take effect or be binding upon that Party unless the waiver is expressed in writing under the authority of that Party. Any waiver so given shall

extend only to the particular breach so waived and shall not limit or affect any rights with respect to any other or future breach.

10.12 Remedies Generally

No failure on the part of any Party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or remedy preclude any other or further exercise thereof or the exercise of any other right or remedy in law or in equity or by statute or otherwise conferred.

10.13 Amendment

This Agreement shall not be varied in its terms or amended by oral agreement or by representations or otherwise other than by an instrument in writing dated subsequent to the date hereof, executed by a duly authorized representative of each Party.

10.14 Public Announcements

Until Closing has occurred, no Party shall release any information concerning this Agreement and the transactions herein provided for without the prior written consent of the other Party, which consent shall not be unreasonably withheld. Nothing contained herein shall prevent a Party at any time from furnishing information to any governmental agency or regulatory authority including applicable recognized stock exchanges and securities commissions, or to the public if required by applicable law, provided that the Parties shall advise each other in advance of any public statement which they propose to make.

10.15 Execution

This Agreement may be executed in counterpart and provided by facsimile and all executed counterparts provided by facsimile or otherwise together shall constitute one agreement.

10.16 Subrogation and Substitution

Insofar as possible, each Party shall have full rights of substitution and subrogation in and to all covenants, representations and warranties by others previously given or made respecting the Assets and the transactions contemplated herein.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the day and year first above written.

ROCK ENERGY INC.

Per: ______________________

Per: ______________________

958490 ALBERTA LTD.

Per: ______________________

Per: ______________________